UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-49946

ALAMOS GOLD INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1400, 400 Burrard Street, Vancouver, British Columbia V7X 1A6 Canada

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

33,640,653 (March 31, 2003)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 1q5(d) of the *Securities Exchange Act of 1934* during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No _______

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 X Item 18 _______

Table of Contents

EXPLANATORY NOTE

On July 25, 2002, Alamos Minerals Ltd., a company incorporated under the laws of the Province of British Columbia ("Alamos Minerals"), filed a registration statement on Form 20-F (SEC File Number 000-49946) to register its class of common shares under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

On February 21, 2003, Alamos Minerals and National Gold Corporation, a company incorporated under the laws of the Province of Alberta ("National Gold"), were amalgamated to form a new company (the "Amalgamation") called Alamos Gold Inc. (the "Registrant"). The Registrant's authorized capital consists of 1,000,000,000 common shares without par value (the "Common Shares"). Security holders of Alamos Minerals and National Gold received securities of the Registrant in exchange for their securities of Alamos Minerals and National Gold, respectively, under the terms of the Arrangement. Upon the effectiveness of the Amalgamation, the class of Common Shares was deemed registered under Section 12(g) of the Exchange Act, by operation of Rule 12g-3(d) thereunder. Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to Alamos Minerals and reports filed for Alamos Minerals under the Exchange Act prior to the Amalgamation should be regarded as applicable to the Registrant, as successor issuer. The historical financial statements of Alamos Minerals are treated as the historical financial statements of the Registrant. The Registrant files reports under the Exchange Act using the file number assigned to Alamos Minerals (SEC File No. 000-49946).

Information contained in this annual report on Form 20-F updates information contained in the registration statement on Form 20-F filed by Alamos Minerals on July 25, 2002. The audited financial statements of National Gold for the fiscal years ended December 31, 2002 and 2001 are filed with this annual report on Form 20-F.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning the Company's plans for its properties and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

* risks related to gold price and other commodity price fluctuations; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
* risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
* results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
* mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
* the potential for delays in exploration or development activities or the completion of feasibility studies;
* the uncertainty of profitability based upon the Company's history of losses;
* risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
* risks related to environmental regulation and liability;
* risks related to hedging activities;
* political and regulatory risks associated with mining and exploration; and
* other risks and uncertainties related to the Company's prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements are described in this Annual Report under Item 3.D - "Risk Factors". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

GLOSSARY OF TERMS

The following terms have the following meanings in this Annual Report on Form 20-F:

"Ag"	Silver
"andesite"	An extrusive (volcanic) rock of intermediate chemical composition.
"Au"	Gold
"Alamos Minerals"	Alamos Minerals Ltd., a company which amalgamated with National Gold on February 21, 2003 to form the Company.
"Asset Purchase Agreement"	The asset purchase agreement dated December 21, 2000, as amended, among National Gold, Minas de Oro Nacional and Minera San Augusto pursuant to which National Gold acquired the Salamandra Property.
"basalt"	A basic extrusive (volcanic) rock dominated by plagioclase feldspar, pyroxene and or olivine.
"Bienvenidos"	Minera Bienvenidos, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.
"chlorite"	A group of minerals, usually greenish in colour, of the general formula: $(Mg, Fe^{2+}, Fe^{3+})_6AlSi_3O_{10}(OH)_8$.
"CIM"	The Canadian Institute of Mining, Metallurgy and Petroleum.
"CIM Standards"	CIM Standards on Mineral Resources and Reserves Definition and Guidelines dated August 20, 2000 adopted by CIM.
"clastic"	Consisting of fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin.
"Company" or "Registrant"	Alamos Gold Inc.
"dacite"	The extrusive (volcanic) equivalent of quartz diorite.
"dome"	An uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions.
"Dore"	A compound containing gold and silver metal and various impurities.
"Durango"	Durango Fern Mines, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.
"epidote"	A green mineral with the formula $Ca_2(Al,Fe)_3Si_3O_{12}(OH)$.
"grade"	Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of their relative mass. In gold, this may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

"g/t"	Grams per tonne. One gram per tonne equals 0.02917 troy ounces per short ton.
"Indicated Mineral Resource"(1)	An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
"Inferred Mineral Resource"(1)	An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
"Joint Venture Agreement"	The joint venture and option agreement dated October 17, 2001, as amended and restated, among Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional pursuant to which Alamos Minerals acquired an option to earn up to a 50% interest in the Salamandra Property.
"Kennecott"	Kennecott Minerals Company
"km"	Kilometres
"La Fortuna"	Minas La Fortuna, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.
"leaching"	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating water.
"m"	Metres
"Minas de Oro Nacional"	Minas de Oro Nacional S.A. de C.V. (formerly, O.N.C. de Mexico, S.A. de C.V.), a Mexican corporation which is a wholly-owned subsidiary of the Company.
"Measured Mineral Resource"(1)	A 'Measured Mineral Resource' is that part of Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
"Mineral Reserves"(2)	That portion of the proven and probable reserves which may be mined and sold at a profit, taking in account all mining parameters.
"Mineral Resource"(1)	A 'Mineral Resource' is a concentration or occurrence of natural. Solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects from economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this Report are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards. |

"Minera San Augusto"	Minera San Augusto, S.A. de C.V., the original vendor of the Salamandra Property to National Gold and Minas de Oro Nacional, which was owned as to 70% by Placer Dome Inc. and 30% by Kennecott.
"National Gold"	National Gold Corporation, a company which amalgamated with Alamos Minerals on February 21, 2003 to form the Company.
"NI 43-101"	National Instrument 43-101 – Standards of Disclosure for Mineral Projects. A rule developed by the Canadian Securities Administrators (an umbrella group of Canada's provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The rule establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.
"NSR"	net smelter returns
"Ore"	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
"ounces"	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from imperial ounces of 28.4 grams.
"ppm"	parts per million
"Predecessor Companies"	Alamos Minerals and National Gold
"Preliminary Feasibility Study"	A 'Preliminary Feasibility Study' means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, included a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.
"Probable Mineral Reserve"(2)	The economically mineable part of an indicated or measured mineral resource demonstrated by at least a preliminary feasibility study. The study must contain adequate information which demonstrates that economic extraction can be justified.
"Proven Mineral Reserve"(2)	The economically mineable part of a measured mineral resource demonstrated by at least a feasibility study. The study must contain adequate information which demonstrates that economic extraction can be justified.
"pyrite"	A commonly yellow isometric mineral, FeS2.
"Qualified Person"	Conforms to that definition under NI 43-101 for an individual (a) to be an engineer or geoscientist with at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.
"rhyolite"	A highly silicic eruptive (volcanic) igneous rock. The volcanic equivalent of granite.
"Salamandra Property"	Certain mineral concessions held by Minas de Oro Nacional comprising approximately 16,082.50 hectares located in the State of Sonora, Mexico, which concessions are the principal

mineral exploration properties of the Company.

"stockwork" A mineral deposit containing a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.

"Tenedoramex" Tenedoramex S.A. de C.V.

"TSXV" The TSX Venture Exchange

"tpd" Tonnes per day. One tonne equals 1.10231 ton.

(1) **Note to U.S. investors: The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this annual report are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000. A reader in the United States should be aware that the definition standards enunciated in National Instrument 43-101 differ in certain respect from those set forth in SEC Industry Guide 7.**

While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

(2) **Note to U.S. investors: The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this annual report are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. In the United States, a mineral reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.**

The definition for "proven mineral reserves" under CIM Standards differs from the standards in the United States, where proven or measured reserves are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

The definition for "probable mineral reserves" under CIM Standards differs from the standards in the United States, where probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1A.   DIRECTORS AND SENIOR MANAGEMENT

Name	Position	Business Address
Chester Millar	President, Chairman and Director	#15 – 1861 Beach Drive Vancouver, British Columbia Canada V6G 1Z1
John A. McCluskey	Chief Executive Officer, Vice President and Director	#15 Metcalfe Street Toronto, Ontario Canada M4X 1R5
Stephen R. Stine	Chief Operating Officer, Vice President and Director	17055 East Dorado Circle Centennial, Colorado USA 80015
James M. McDonald	Director	156 Bay View Drive S.W. Calgary, Alberta Canada T2V 3N8
Richard W. Hughes	Director	5447 Burley Place Sechelt, British Columbia Canada V0N 3A0
Sharon Fleming	Corporate Secretary	900 – 475 Howe Street Vancouver, British Columbia Canada V6C 2B3

1B.   ADVISORS

The Company's principal bankers are Bank of Montreal located at 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L7.

The Company's principal legal advisors are Gowling Lafleur Henderson LLP located at Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1J1, telephone: (604) 683-6498, facsimile: (604) 689-8610, contact person Joseph P. Giuffre.

1C.   AUDITORS

The Company's auditors for the preceding three years have been De Visser Gray, Chartered Accountants, located at 905 West Pender Street, Suite 401, Vancouver, British Columbia, Canada V6C 1L6. De Visser Gray are members of The Institute of Chartered Accountants of British Columbia and The Institute of Chartered Accountants of Canada.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.   KEY INFORMATION

3 A.   SELECTED FINANCIAL DATA

The Company was formed by the amalgamation of Alamos Minerals and National Gold (Alamos Minerals and National Gold are hereafter from time to time referred to as the "Predecessor Companies") on February 21, 2003. See "Explanatory Note."

The selected financial data in this section will be comprised of selected financial data regarding: (1) the audited statements of operations and deficits, cash flows and deferred costs for the annual fiscal periods ended December 31, 2002, 2001, 2000, 1999 and 1998, for each of the Predecessor Companies (2) the Company's unaudited pro-forma consolidated balance sheet and consolidated statements of operations and deficits for the annual fiscal period ended December 31, 2002; and (3) the Company's unaudited consolidated statements of operations and deficits, cash flows and deferred costs prepared for the three-month period ended March 31, 2003. The single-entity financial data for Alamos Minerals is stated in U.S. dollars (except for share amounts). The single-entity financial data for National Gold is stated in Canadian dollars. The pro-forma financial data of the Company for the fiscal period ended December 31, 2002 and the consolidated statements of operations and deficits, cash flows and deferred costs for the three-month period ended March 31, 2003 is expressed in Canadian dollars. The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differs in many respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of the differences between Canadian GAAP and U.S. GAAP is contained in the notes to the audited consolidated financial statements of the Predecessor Companies and the Company.

The selected financial data should be read in conjunction with Item 5 – "Operating and Financial Review and Prospects", and the consolidated financial statements and notes thereto included in Item 17 of the Annual Report.

Alamos Minerals
Selected Financial Data
(Thousands of US$, except per share data)
(audited)

	Year Ended December 31				
	2002	**2001**	**2000**	**1999**	**1998**
Income Statement Data					
Revenue	$0	$146	$70	$0	$0
Net Income (Loss)	($440)	($367)	($3,686)	($675)	($1,738)
(Loss) per Share	($0.04)	($0.05)	($0.50)	($0.09)	($0.25)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	10,336	7,439	7,439	7,439	6,764
Balance Sheet Data					
Working Capital	$866	$302	$550	$1,073	$1,683
Long-Term Debt	$1,770	$0	$0	$0	$0
Shareholders' Equity	$4,129	$1,323	$1,690	$5,376	$6,052
Total Assets	$6,022	$1,914	$1,732	$5,408	$6,378
US GAAP Net Loss	($2,996)	($864)	($638)	($489)	N/A
US GAAP Loss per Share	($0.29)	($0.12)	($0.09)	($0.07)	N/A
US GAAP Avg Shares	10,336	7,439	7,439	7,439	N/A
US GAAP (Deficiency) Equity	($828)	($174)	$690	$1,328	N/A
US GAAP Total Assets	$1,065	$417	$732	$1,359	N/A

The cumulative U.S. GAAP deficit for Alamos Minerals from its inception to December 31, 2002 was (US$12,411,664).

National Gold
Selected Financial Data
(Thousands of Cdn$, except per share data)
(audited)
Year Ended December 31

	2002	2001	2000	1999	1998
Income Statement Data					
Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($2,961)	($1,516)	($438)	($206)	($18)
(Loss) per Share	($0.12)	($0.14)	($0.10)	($0.04)	($0.00)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	24,107	10,882	4,506	N/A	N/A
Balance Sheet Data					
Working Capital (Deficiency)	($24)	($148)	$45	$258	$251
Long-Term Debt	$0	$5	$16	0	0
Shareholders' Equity	$2,235	$802	$508	$258	$251
Total Assets	$6,175	$11,582	$605	$312	$254
US GAAP Net Loss	($678)	($7,705)	($850)	($206)	N/A
US GAAP Loss per Share	($0.03)	($0.85)	($0.35)	($0.09)	N/A
US GAAP Avg Shares	23,224	9,115	2,461	2,169	N/A
US GAAP (Deficiency) Equity	($3,572)	($6,436)	$96	$258	N/A
US GAAP Total Assets	$367	$295	$193	$312	N/A

The cumulative U.S. GAAP deficit for National Gold from its inception to December 31, 2002 was (Cdn$10,971,191).

Alamos Gold Inc.
Selected Financial Data
(Thousands of US$, except per share data)
(unaudited)

	Three Months Ended March 31, 2003	**Year Ended (Pro Forma) December 31, 2002**
Income Statement Data		
Revenue	$0	$0
Net Income (Loss)	($116)	($2,046)
(Loss) per Share	($0.00)	($0.20)
Dividends Per Share	$0	$0
Wtg. Avg. Shares (000)	24,979	10,336
Balance Sheet Data		
Working Capital	$1,125	$401
Long-Term Debt	$3,750	$3,539
Shareholders' Equity	$13,307	$11,879
Total Assets	$17,317	$15,796
US GAAP Net Loss	($10,992)	($14,715)
US GAAP Loss per Share	($0.44)	($1.42)
US GAAP Avg Shares	24,979	10,336
US GAAP (Deficiency) Equity	($2,526)	($1,192)
US GAAP Total Assets	$1,485	$837

Cumulative U.S. GAAP deficit from the Company's inception to March 31, 2003 has been ($23,404,351).

Unless otherwise specified, all dollar amounts in this Annual Report are stated in U.S. dollars; however, certain of the information included in this Report is presented in Canadian dollars ("Cdn$"). On June 24, 2003, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 equals Cdn$1.3614.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years. Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Exchange Rate U.S. Dollars into Canadian Dollars	
	High	**Low**
Month ended April 30, 2003	$1.48	$1.43
Month ended March 31, 2003	$1.49	$1.46
Month ended February 28, 2003	$1.53	$1.49
Month ended January 31, 2003	$1.58	$1.52
Month ended December 31, 2002	$1.58	$1.54
Month ended November 30, 2002	$1.59	$1.55

	Average
Fiscal year ended December 31, 2002	$1.57
Fiscal year ended December 31, 2001	$1.55
Fiscal year ended December 31, 2000	$1.49
Fiscal year ended December 31, 1999	$1.48
Fiscal year ended December 31, 1998	$1.48

3 B.   CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3 C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

3 D.   RISK FACTORS

The operations of the Company are speculative due to the high risk nature of their business which involves the exploration of mining properties. The following risk factors apply to the Company's business:

History of Losses

The Company was formed by an amalgamation of Alamos Minerals and National Gold on February 21, 2003. Both Alamos Minerals and National Gold had a history of losses. As at December 31, 2002, Alamos Minerals had a cumulative deficit under Canadian GAAP of US$7,571,594 and National Gold had a cumulative deficit of Cdn$5,163,698. Alamos Minerals and National Gold incurred losses during each of the following periods:

Year Ended	Alamos Minerals (in US$)	National Gold (in Cdn$)
December 31, 2002	$440,205	$2,961,085
December 31, 2001	$367,300	$1,516,407
December 31, 2000	$3,686,210	$438,022

As of March 31, 2003, the Company had an accumulated deficit of US$7,571,594. The Company is expected to continue to incur losses for the foreseeable future.

Requirements for and Uncertainty of Access to Additional Capital

As of December 31, 2002, Alamos Minerals had working capital of US$866,000 and National Gold had a working capital deficit of US$24,000. In February 2003, Alamos Minerals and National Gold amalgamated to form the Company. As of March 31, 2003, the Company had cash and cash equivalents of approximately US$1,215,152 and working capital of approximately US$1,125,000. All of the Company's properties are in the exploration stage and none have any known mineral reserves. The Company has no revenues from operations and does not expect to generate any revenues from operations in the foreseeable future.

The Company anticipates that it will require capital for the following:

* the Company's plans to retain independent consultants to prepare a feasibility study related to its Salamandra Property at a cost of approximately US$500,000 commencing in 2003;

* annual lease and other obligations to maintain the Company's properties in good standing, estimated to be approximately US$300,000 in 2003;

* an exploration program designed to quantify the amount of high-grade gold within the Mulatos deposit estimated at approximately Cdn$225,000;

* other planned exploration work on the Salamandra Property estimated at approximately Cdn$147,000 in 2003; and

* general and administrative expenses of approximately US$900,000 during the fiscal year ending December 31, 2003.

The Company anticipates that it will require additional capital to fund its planned business activities and such funding may not be available on acceptable terms, if at all. The Company intends to raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. The failure of the Company to meet its ongoing obligations on a timely basis could result in delay or indefinite postponement of further exploration and development of the Company's Salamandra project or the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties. Historically, the principal source of funds available to the Company and the Predecessor Companies has been through the sale of their respective common shares. Any further additional equity financing undertaken by the Company would cause dilution to the Company's shareholders.

The Company's properties are located in Mexico and are subject to changes in political conditions and regulations in that country

The Salamandra Property, the Company's principal project, is located in Mexico. In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company's operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by SEMARNAP, Mexico's environmental protection agency; the Mexican Mining Law; and the regulations of the *Comisión National del Aqua* with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company' mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Mexico's status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines

At present, the Company has not completed a feasibility study on the on the Salamandra property and the Mulato s deposit there on. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold, copper and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company does not have producing mines at this time. Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

Legal action regarding annual lease payment related to the Salamandra Property

The Company holds surface rights pursuant to the terms of the 1995 Surface Agreement, which contained a provisions that permitted the Company to reduce the annual lease payments to the Ejido Mulatos from approximately US$330,000 to US$53,000 with proper notice. The Company attempted to reduce the annual lease payment by providing notice to the president of the Ejido Mulatos and the notice was rejected. The Ejido Mulatos has commenced a legal action in Hermosillo, Mexico disputing the annual surface rights lease payments due to them in respect of the Salamandra Property and are claiming that they are owed US$337,000 plus interest and costs for the year 2002. The Company is defending against the action and is awaiting a decision from the courts. If the Ejido Mulatos is successful in the action, the Company would be required to incur additional expenses to maintain the surface rights to the Salamandra Property.

There is no assurance of titles or boundaries on the Salamandra Property

Although the Company has obtained title reports on the Salamandra Property, such property may be subject to prior unregistered agreements or transfers or native land claims including the Ejido Mulatos and title may be affected by undetected defects. The Company is satisfied, however, that evidence of title to the Salamandra Property upon which funds are proposed to be spent is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on that property. The Company has not conducted surveys on the Salamandra Property and there is a risk that the boundaries thereof could be challenged or impugned. A successful claim that the Company does not have title to all or part of the Salamandra Property could negatively impact the future results of the Company.

The Company's business involves uninsurable risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Compliance with other laws and regulations

The Company's exploration activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Specifically, the Company activities related to its Salamandra Property are subject to regulation by SEMARNAP, the environmental protection agency of Mexico, *Comisión National del Aqua,* which regulates water rights, and the Mexican Mining Law. A number of other approvals, licenses and permits are required for various aspects of mine development. The most significant permits for the development of the Salamandra Property, other than SEMARNAP approval, are permits to extract water from the Rio Mulatos and a blasting permit, issued by the Mexican Army, to purchase, store and use explosives. Obtaining the necessary permits are critical to the Company's business. Obtaining and maintaining such permits can be a complex, time consuming process and as a result the Company cannot assess whether necessary permits will be obtained or maintained on acceptable terms, in a timely manner or at all. It is possible that future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development projects. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

The Company's activities on the Salamandra Property is subject to environmental regulations

The operations of the Company will be subject to environmental regulations promulgated by government agencies from time to time. Specifically, the Company activities related to its Salamandra Property are subject to regulation by SEMARNAP, the environmental protection agency of Mexico. Regulations require that an environmental impact statement, known in Mexico as a *Manifesto Impacto Ambiental*, be prepared by a third-party contractor for submittal to SEMARNAP. Studies required to support the *Manifesto Impacto Ambiental* include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project is required to gain final *Manifesto Impacto Ambiental* approval. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The volatility of the price of gold could have a negative impact on the Company's future operations

The commercial feasibility of the Company's properties and its ability to raise funding to conduct its planned exploration projects is dependent on the price of gold and other precious metals. The price of gold may also have a significant influence on the market price of the Company's common shares and the value of the Company's properties. A reduction in the price of gold may prevent the Company's properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices.

The price of gold is affected by numerous factors beyond the Company's control, such as the level of inflation, fluctuation of the United States Dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. Recently the price of gold has partially recovered from a 20 year low. As of June 24, 2003, the closing price for gold was US$346.40 per ounce. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

	Year ended December 31		
	2002	**2001**	**2000**
Gold (US$ per ounce)	310	271	279

Competition is intense in the mining industry

The Company's business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company's results of operation and business.

Currency fluctuations may adversely affect the Company

The Company's functional currency is the United States dollar, which has been subject to recent fluctuations. The Company operations are located in Mexico and many of its obligations are in pesos. The Company maintains its principal office in Canada, maintains cash accounts in U.S. dollars and Canadian dollars and has obligations in both U.S. and Canadian dollars. The currency exchange rate between U.S. dollars and Canadian dollars fluctuated between US$0.6200 (high) to US$0.6619 (low) for one Canadian dollar in 2002 and between US$.6349 to US$0.6975 for one Canadian dollar during the first four months (January through April) of 2003. As such, the Company's results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company.

Directors and Officers of the Company may have conflicts of interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. For example, James McDonald serves as a director of Genco Resources Ltd., a mineral exploration company. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

There is the possibility of significant dilution to the present and prospective shareholders

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. As an example, as of April 30, 2003, if all of the then existing warrants and share purchase options were exercised, the Company would issue an additional 11,183,725 shares.

The Company's Penny Stock Classification could affect the marketability of the Company's common stock

The Company's stock is subject to "penny stock" rules as defined in *1934 Securities and Exchange Act* rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

The Company is dependent on key personnel and the absence of any of these individuals could result in a significantly negative effect on the Company

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President, Chester Millar, its Chief Executive Officer, John McCluskey and its Chief Operating Officer, Stephen Stine. The Company has no written employment and/or consulting contracts with its President, Mr. Millar, its Chief Executive Officer, John McCluskey or its Chief Operating Officer, Stephen Stine. Key man life insurance is not in place on Messrs. Millar, McCluskey or Stine. If the services of the Company's management and key personnel were lost, it could have a material adverse effect on future operations.

The lack of trading volume associated with the company's stock reduces the liquidity of the stock for investors

The only public market for the Company's common shares is on the TSX Venture Exchange in Canada. There is currently no public market for the Company's Common Shares in the United States, and the Company does not anticipate that any public market for the Company's Common Shares will develop in the foreseeable future. In addition, the Company's common shares are thinly traded in Canada, and the lack of trading volume of the Company's shares reduces the liquidity of an investment in the Company's shares. The limited daily trading activity in the Company's stock can make it difficult for investors to readily sell their shares in the open market. As an example, the average daily trading volume for month ended May 31, 2003 was only 104,255 shares; for the month ended April 30, 2003, the average daily trading volume was only 80,996 shares; and, for the month ended March 31, 2003, the average daily trading volume was only 164,036 shares. The average daily trading volume of the shares of Alamos Minerals for the fiscal year ended December 31, 2002, was only 42,636 shares and for the fiscal year ended December 31, 2001, the average daily trading volume was only 27,241 shares. The average daily trading volume of the shares of National Gold for the fiscal year ended December 31, 2002 was 166,171, and for the fiscal year ended December 31, 2001 was 80,203.

It is difficult for U.S. investors to effect service of process against the Company

The Company has been formed by amalgamation under the laws of the Province of British Columbia, Canada. A majority of the Company's directors and officers are residents of Canada and substantially all of the Company's assets and its subsidiaries are located outside of the United States in Canada and Mexico. Consequently, it may be difficult for United States investors to enforce judgments against the Company and its directors or officers both in and outside the United States.

The Company is a foreign private issuer and is not subject to the same disclosure requirements as U.S. public companies

The Company is a foreign private issuer and files annual reports on Form 20-F and current reports on Form 6-K with the Securities and Exchange Commission. As a foreign private issuer, the Company is not subject to the same disclosure requirements as U.S. companies that file reports with the Securities and Exchange Commission. For example, the Company is not required to:

* file its quarterly reports on Form 10-Q;
* comply with the SEC proxy rules or required to file proxy statements on Schedule 14A; or
* file current reports on Form 8-K.

Consequently, the Company does not file financial statements as frequently and promptly as U.S. public companies and the Company is permitted to prepare its financial statements in accordance with generally accepted accounting principles in Canadian with a reconciliation note that sets forth the material differences to generally accepted accounting principles in United States. The disclosure standards applicable to the Company may not be comparable to the standards that apply to U.S. companies. In addition, the Company's officers, directors and controlling shareholders are not required to file reports and are not subject to the short-swing profit rules under Section 16 of the Securities Exchange Act of 1934, as amended.

ITEM 4. INFORMATION ON THE COMPANY

4 A. HISTORY AND DEVELOPMENT OF THE COMPANY

The legal and commercial name of the Company is Alamos Gold Inc.

The Company was formed upon the Amalgamation of Alamos Minerals and National Gold (the "Predecessor Companies") under the *Company Act* (British Columbia) (the "Company Act") on February 21, 2003 under the name Alamos Gold Inc. The Amalgamation received shareholder approval of both Alamos Minerals and National Gold on January 24, 2003 and approval of the Supreme Court of British Columbia on February 4, 2003. Pursuant to the Amalgamation, 39,703,264 common shares of Alamos Minerals were exchanged on a two common shares of Alamos Minerals for one common share of the Company basis and 31,453,980 common shares of National Gold were exchanged on a 2.352 common shares of National Gold for one common share of the Company basis. Under the Company's memorandum, its authorized capital is 1,000,000,000 common shares without par value.

The Company is domiciled in British Columbia, Canada and is a valid company in good standing and operating under the Company Act. The Company's principal place of business is located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia V7X 1A6, telephone (604) 643-1787, facsimile (604) 643-1773. The Company through its subsidiaries has administration offices in Mexico.

The Company has four subsidiaries, namely:

1. *Durango Fern Mines, S.A. de C.V.* ("Durango"), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Company;

2. *Minas La Fortuna, S.A. de C.V.* ("La Fortuna"), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Company;

3. *Minera Bienvenidos, S.A. de C.V.* ("Bienvenidos"), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Company; and

4. *Minas de Oro Nacional, S.A. de C.V.* ("Minas de Oro Nacional"), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Company.

4 B.   BUSINESS OVERVIEW

The Company's primary focus is on the Salamandra Property in the State of Sonora, Mexico. See Item 4D "Property, Plant and Equipment" for further details on the Salamandra Property. Below is a description of the operations and principal activities of National Gold and Alamos Minerals over the past three years.

National Gold Corporation – Operations and Activities, 2000 - 2003

National Gold signed an option agreement dated November 15, 1999 with Sedex Mining Corporation to acquire an interest in the McNeil mineral exploration property in British Columbia. Under the terms of the agreement, National Gold was to receive a 50% interest in the property in exchange for Cdn$30,000, the issuance of 100,000 common shares of National Gold to Sedex Mining Corporation over a three year period and the incurring of Cdn$1,000,000 in exploration expenses on the property over four years. An additional 10% interest in the McNeil property could have been earned on completion of a feasibility study. In November 2002, National Gold terminated this option agreement.

In September 2000, National Gold acquired an option from Craig Kennedy and Peter Klewchuk to earn a 100% interest in the Zinger property covering 22 claim units located in the Purcell Basin of southeastern British Columbia about 20 kilometres southwest of Kimberly, British Columbia. Under the terms of the option agreement, National Gold could have earned a 100% interest in the property by expending Cdn$750,000 on exploration work and issuing 550,000 shares of National Gold to Craig Kennedy and Peter Klewchuk over a four-year period. In November 2002, National Gold terminated this option agreement.

In September 2000, National Gold also acquired an option to earn a 100% interest in the Soc. Hoard 2 and 3 claims from Glen Rodgers located in North-eastern British Columbia which claims were contiguous to the Zinger property. In November 2002, National Gold terminated this option agreement.

In November 2000, National Gold acquired an option to earn a 100% interest in the Jacleg and Tac properties from Super Group Holdings Ltd., which properties consisted of 21 claims (114 Units) covering approximately 2,850 hectares in the Fort Steele Mining Division of south-eastern British Columbia. National Gold could have earned a 100% interest in the properties by expending Cdn$750,000 on exploration work, issuing 225,000 shares of National Gold to Super Group Holdings over a four year period and paying Cdn$10,000. In November 2002, National Gold terminated this option agreement.

Pursuant to an asset purchase agreement (the "Asset Purchase Agreement") dated December 21, 2000, as amended March 23, 2001 and August 21, 2001, among National Gold, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and Minera San Augusto, National Gold, through Minas de Oro Nacional, acquired a 100% interest in the Salamandra Property located in the State of Sonora, Mexico, which is now the principal property of the Company. Minera San Augusto, Kennecott, Tenedoramex, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold entered into an Amended and Restated Assignment and Assumption Agreement effective March 23, 2001 pursuant to which Minera San Augusto assigned all of its right, interest and title under the Asset Purchase Agreement and the RTE Agreement (as defined below) to Tenedoramex and Kennecott.

Under the Asset Purchase Agreement, as amended, consideration for the acquisition of the Salamandra Property was the payment of Cdn$11,725,014 in acquisition costs and assigned expenses, which was originally payable as follows:

(a)   the payment of Cdn$250,000;

(b)   the assumption of non-interest bearing promissory notes (the "Promissory Notes") aggregating Cdn$2,750,000:

   (i)   Cdn$1,000,000 of which is due on the earlier of sixty days after the 6-month trailing average gold price equals or exceeds US$300 per ounce or December 31, 2008. This amount became due on August 23, 2002 and was paid by Alamos Minerals and National Gold; and

   (ii)   Cdn$1,750,000 of which is due on the earlier of sixty days after the 9-month trailing average gold price equals or exceeds US$300 per ounce or December 31, 2008. This amount became due on October 17, 2002 and was paid by Alamos Minerals and National Gold;

(c)   the assumption of two non-interest bearing debentures (the "Debentures") for an aggregate principal of Cdn$7,500,000 due and payable on the earlier of ninety days after the 9-month trailing average gold price equals or exceeds US$325 per ounce (the "Trigger Price") or December 31, 2010. The Debentures were paid in full in January 2003;

(d)   the assumption and payment of US$420,000 in liabilities; and

(e)   payment of all applicable taxes, fees, commitments and other payments required to be paid to maintain the Salamandra Property in good standing.

The consideration for the acquisition of the Salamandra Property has been paid in full.

The Salamandra Property is subject to a Royalty for Technical Expertise Agreement dated March 23, 2001 between Minas de Oro Nacional and Minera San Augusto (the "RTE Agreement"). Pursuant to the RTE Agreement, the Company is obliged to pay to Tenedoramex and Kennecott, as assignees, the following royalty from the date of Commencement of Commercial Production (as defined in the RTE Agreement) until such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Salamandra Property:

(a)   2% of the Net Smelter Returns (as defined in the RTE Agreement) in respect of all Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Property; and

(b)   the applicable percentage based upon the Gold Price (as defined in the RTE Agreement) as published in the Wall Street Journal for the calendar quarter in which the royalty is payable of the Net Smelter Returns in respect of all Silver and Gold Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Property as follows:

Gold Price Range	Net Smelter Return Royalty 100% Basis
US$0.00/oz to US$299.99/oz	1.0%
US$300.00/oz to US$324.99/oz	1.5%
US$325.00/oz to US$349.99/oz	2.0%
US$350.00/oz to US$374.99/oz	3.0%
US$375.00/oz to US$399.99/oz	4.0%
US$400.00/oz or higher	5.0%

Sliding scale minimum quarterly advance royalty payments (the "Royalty Reserve") of Cdn$25,000 were due when the price of gold is equal to or less than US$275 per ounce, rising to Cdn$150,000 per quarter if the price of gold exceeds US$375 per ounce. As all of the financial obligations of Minas de Oro Nacional and National Gold pursuant to the Asset Purchase Agreement, the Promissory Notes and the Debentures have been satisfied in full, the obligation to make the Royalty Reserve payments has ceased.

Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional entered into a joint venture and option agreement (the "Joint Venture Agreement") dated October 17, 2001, as amended and restated, pursuant to which Alamos Minerals acquired an option to earn up to a 50% interest in the Salamandra Property by performing the following:

(a)   paying the financial obligations of National Gold as they came due after the date of the Joint Venture Agreement under the Asset Purchase Agreement and all taxes or costs in connection with the Salamandra Property that came due after the date of the Joint Venture Agreement until Cdn$875,000 has been paid in the aggregate, which amount included Cdn$100,000 previously advanced by Alamos Minerals to National Gold;

(b)   using reasonable best efforts to obtain certain leach permits from the Mexican authorities not later than December 15, 2002;

(c)   incurring an aggregate of Cdn$1,500,000 in connection with a pre-production program (the "Pre-production Program") within the later of 18 months from the date (the "Registered Operator Date") that Alamos Minerals or a wholly-owned Mexican subsidiary thereof became the registered operator in connection with the Salamandra Property and June 14, 2004;

(d)   completing the Pre-production Program with the purpose of obtaining sufficient information to demonstrate the economic feasibility of the Salamandra Property, within the later of 18 months from the Registered Operator Date and June 14, 2004;

(e)   paying to National Gold Cdn$2,000,000 on or before 48 months from the Registered Operator Date and June 14, 2004; and

(f)   assuming on a joint and several basis all further obligations in connection with the Asset Purchase Agreement and providing all security interests, charges and liens required to be provided to Tenedoramex and Kennecott.

On October 17, 2002, Alamos Minerals and National Gold entered into a letter agreement (the "October 2002 Letter Agreement") pursuant to which Alamos Minerals agreed to provide a Cdn$675,000 convertible loan (the "Loan") to National Gold in order for National Gold to satisfy its obligation to contribute its proportionate share of a Cdn$1,525,000 payment for direct acquisition costs due to Tenedoramex and Kennecott as of the date of the Letter Agreement in connection with the Joint Venture Agreement. As consideration for the Loan, National Gold issued a convertible note to Alamos Minerals exercisable into 2,327,586 National Gold Shares for a period of 12 months. As additional consideration for the Loan, Alamos Minerals and National Gold agreed as follows:

(a)   Alamos Minerals was deemed to have completed its Cdn$1,500,000 expenditure obligation on the Salamandra Property;

(b)   Alamos Minerals was deemed to have completed the Pre-production Program;

(c)   Alamos Minerals was entitled, at its sole discretion and control, to administer all programs referred to in the definition of "Social Costs" under the Joint Venture Agreement;

(d)   Alamos Minerals, and not National Gold, was entitled to charge the applicable 2.5% management fee in respect of such payments for "Social Costs" and may receive a credit against its required expenditures in the Joint Venture Agreement for such management fee;

(e)   National Gold was to provide Alamos Minerals with National Gold's portion of all "Social Costs" to be paid; and

(f)   Alamos Minerals and National Gold agreed to a merger of the two companies.

On October 23, 2002, National Gold and Alamos Minerals entered into a letter agreement pursuant to which the parties agreed to merge to form the Company. Pursuant to the terms of letter agreement, every two outstanding common shares of Alamos Minerals were to be exchanged for one common share of the Company, and every 2.352 outstanding common shares of National Gold were to be exchanged for one common share of the Company. National Gold and Alamos Minerals subsequently entered into an Amalgamation Agreement dated December 16, 2002 that superseded the October 23, 2002 letter agreement.

On January 30, 2003, National Gold entered into a guarantee with H. Morgan & Company pursuant to which National Gold guaranteed (the "Guarantee") the repayment of a Cdn$5.7 million loan to Alamos Minerals, which loan proceeds were used to prepay in full the Debentures. National Gold also entered into a general security agreement with H. Morgan & Company dated January 30, 2003 granting a security interest in its personal property as security for the Guarantee. As additional security, National Gold entered into a Share Pledge Agreement dated January 30, 2003 with H. Morgan & Company pursuant to which National Gold agreed to pledge its common shares of Minas de Oro Nacional to H. Morgan & Company. Albert Matter entered into a Share Pledge Agreement dated January 30, 2003 pursuant to which Mr. Matter agreed to pledge the one common share of Minas de Oro Nacional held in his name for the benefit of National Gold as further additional security. The terms of the loan from H. Morgan & Company to Alamos Minerals are described under "Alamos Minerals Ltd. – Operations and Activities, 2002 – 2003" below.

On February 21, 2003, National Gold and Alamos Minerals amalgamated to form the Company.

Alamos Minerals Ltd. – Operations and Activities, 2000 - 2003

During the last three years, Alamos Minerals was involved primarily in mineral exploration projects in Mexico.

In June, 1999 Alamos Minerals acquired an option to earn up to a 70% interest in the San Antonio Property in the State of Sonora, Mexico from, and in consideration for Alamos Minerals subscribing for 2,100,000 shares of, Laminco Resources Inc. (now known as Zaruma Resources Inc.), a publicly traded company listed on The Toronto Stock Exchange. Alamos Minerals was to earn its interest in the San Antonio Property by successfully completing a production scale metallurgical test on the property and incurring US$4,000,000 on exploration and development on the property over a 4½ year period.

During the summer months of 1999, Alamos Minerals drilled 50 short holes in one of the outcropping mineralized zones with the view to checking earlier drilling results, as well as accurately determining the stripping ratio for an open pit capable of producing 30,000 tonnes. Alamos Minerals then submitted permit applications for a bulk mining-leaching test program to the Mexican authorities at the end of 1999.

In the first quarter of 2000, Alamos Minerals established a 20,000 tonne leaching facility and by the end of the third quarter of 2000, had spent US$709,000 on the project.

Alamos Minerals experienced a problem with poor percolation in the heap and, with less than expected tonnages and grades amenable to open pit mining, Alamos Minerals decided to terminate the project. All deferred costs were written off as of December 31, 2000. Alamos Minerals received an aggregate of US$69,504 in 2000 and US$146,474 in 2001 from the sale of gold obtained from the test leaching operations conducted on the San Antonio Property.

Alamos Minerals had a 34.4% interest in certain other properties in Peru and Mexico which were written off in 2000.

Alamos Minerals then began seeking suitable opportunities in Mexico, and in July, 2001, Alamos Minerals entered into a Letter of Intent with National Gold whereby the two corporations intended to merge. In October of 2001, Alamos Minerals and National Gold, decided then not to merge, as the Directors of Alamos Minerals considered the merger terms to not be beneficial to Alamos Minerals at the time. The parties instead entered into the Joint Venture Agreement in respect of the Salamandra Property as more fully disclosed under Item 4B Business Overview – National Gold Corporation – Operations and Activities, 2000 – 2002.

In late 2001 and early 2002, Alamos Minerals conducted a small drilling program on the Mulatos deposit on the Salamandra Property designed to find and accurately identify a suitable quantity of near-surface ore that could be used for the first bulk mining-leaching test. Results indicated little near-surface mineralization.

On October 17, 2002, Alamos Minerals and National Gold entered into the October 2002 Letter Agreement pursuant to which Alamos Minerals agreed to provide a Cdn$675,000 convertible loan to National Gold in order for National Gold to satisfy its obligation to contribute its proportionate share of a Cdn$1,525,000 payment for direct acquisition costs due to Tenedoramex and Kennecott in connection with the Joint Venture Agreement. Please refer to Item 4B Business Overview – National Gold Corporation – Operations and Activities, 2000 – 2002 for additional information regarding the October 2002 Letter Agreement.

On October 23, 2002, National Gold and Alamos Minerals entered into a letter agreement pursuant to which the parties agreed to merge to form the Company. Pursuant to the terms of letter agreement, every two outstanding common shares of Alamos Minerals were to be exchanged for one common share of the Company, and every 2.352 outstanding common shares of National Gold were to be exchanged for one common share of the Company. National Gold and Alamos Minerals subsequently entered into an Amalgamation Agreement dated December 16, 2002 that superseded the October 23, 2002 letter agreement.

On January 31, 2003, Alamos Minerals borrowed Cdn$5,701,000 from H. Morgan & Company (the "Loan"), which Loan is repayable in full on February 28, 2008. Interest is payable on the Loan at a rate of 12% per annum, and Alamos Minerals had the right to prepay up to 50% of the Loan on 30 days' prior written notice. Alamos Minerals could also prepay any amount of the principal of the loan after January 30, 2005. The proceeds of the Loan were used to repay the Debentures issued pursuant to the Asset Purchase Agreement relating to the Salamandra Property. Alamos Minerals entered into a general security agreement with H. Morgan & Company dated January 30, 2003 granting a security interest in its personal property as security for the Loan. As additional security for the Loan, Alamos Minerals entered into a Share Pledge Agreement dated January 30, 2003 with H. Morgan & Company pursuant to which Alamos Minerals agreed to pledge its common shares of Bienvenidos to H. Morgan & Company. Chester Millar, the Chairman and President of the Company, entered into a Share Pledge Agreement dated January 30, 2003 pursuant to which Mr. Millar agreed to pledge the one common share of Bienvenidos held in his name for the benefit of Alamos Minerals as additional security for the Loan.

On February 21, 2003, National Gold and Alamos Minerals amalgamated to form the Company.

4 C. ORGANIZATIONAL STRUCTURE

The following diagram sets forth the Company's inter-corporate relationships with its active subsidiaries including the jurisdiction of incorporation or organization and the Company's respective percentage ownership of each company.



Alamos Gold Inc.
(British Columbia)
Durango Fern Mines. S.A de C.V.
(Mexico)
(100%)
Minas La Fortuna. S.A de C.V.
(Mexico)
(100%)
Minera Bienvenidos. S.A de C.V.
(Mexico)
(100%) (1)
Minas de Oro Nacional S.A de C.V.
(Mexico)
(100%) (2)

(1) One of the 50,000 outstanding shares of Minera Bienvenidos, S.A. de C.V. is held in the name of Chester Millar for the benefit of the Company.

(2) One of the 50,000 outstanding shares of Minas de Oro Nacional S.A. de C.V. is held in the name of Albert Matter for the benefit of the Company.

4 D. PROPERTY, PLANT AND EQUIPMENT

Cautionary Note to U.S. Investors concerning Estimates of Measured and Indicated Resources

This section uses the terms "measured resources" and "indicated resources." The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. **U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.**

The Company is an "exploration stage company", as all of the Company's properties are currently in the exploratory stage of development. There is no assurance that a reserve, a commercially viable mineral deposit, exists in any of the Company's properties until further geological work is done and a final evaluation based upon the results obtained concludes economic and legal feasibility.
The Company's primary focus is on the Salamandra Property in the State of Sonora, Mexico.

SALAMANDRA PROPERTY

A large portion of the following information on the Salamandra Property has been extracted from a report (the "Behre Dolbear Report") proposal for Alamos Minerals entitled "Qualifying Report in the Salamandra Gold Property, Sonora, Mexico" dated June 25, 2002 prepared by Behre Dolbear & Company Ltd. ("Behre Dolbear").

Location and Description

The Salamandra Property is located in the municipality of Sahuaripa, in the southeastern corner of the State of Sonora, Mexico, in close proximity to the border of the neighbouring State of Chihuahua. The property location is approximately 220 km east of the City of Hermosillo and 300 km south of the U.S. border. Geographic coordinates of the property are 108° 44' West longitude, 28° 39'North latitude.

The Salamandra Property includes the Mulatos deposit and seven satellite gold systems known as El Halcon, La Yaqui, Los Bajios, El Jaspe, La Dura, Cerro Pelon, and El Carricito. The property consists of 16,082.5 hectares of mineral concessions as listed in the following table (the "Concessions").

Mineral Concessions

Concession Name	Type	Title Number	Area (ha)	Expiration Date
Bety	Exploitation	191273	453.7	18-Dec-2041
Carolina	Exploitation	191272	347.0	18-Dec-2041
San Miguel 1	Exploitation	191139	16.7	18-Apr-2041
San Miguel 2	Exploitation	195438	20.3	13-Sept-2042
La Central	Exploitation	196111	96.0	22-Sept-2042
La Central No. 1	Exploitation	196108	81.3	22-Sept-2042
Continuación de Virgencita	Exploitation	190634	100.0	28-Apr-2041
San Carlos	Exploitation	196112	9.0	22-Sept-2042
El Victor de Mulatos	Exploitation	196110	18.0	22-Sept-2042
Cristina	Exploitation	191271	290.0	18-Dec-2041
Nuevo Mulatos	Exploitation	180600	30.0	12-Jul-2037
La Salamandra Fraccion 1	Exploitation	212185	8072.7	29-Aug-2048
La Salamandra Fraccion 2	Exploitation	212186	1161.5	29-Aug-2048
La Salamandra Fraccion 3	Exploitation	212187	604.0	29-Aug-2046
Mirtha	Exploitation	206755	470.3	11-Mar-2048
Tequila	Exploitation	206724	18.7	11-Mar-2048
Alejandra	Exploitation	217765	406.9	12-Aug-2052
Capulin 2	Exploration	217556	12.0	15-Jul-2052
San Lorenzo	Exploitation	210493	60.0	7-Oct-2049
San Lorenzo	Exploitation	211573	15.6	15-Jun-2050
El Jaspe	Exploitation	209714	78.0	15-Jul-2052
El Marrano	Exploitation	217518	434.0	15-Jul-2052
El Carricito	Exploration	206895	2176.8	04-Apr-2004
El Carricito 2	Exploration	212507	100.0	30-Oct-2006
Cerro Pelon	Exploration	213670	500.0	07-Jun-2007
Cerro Pelon 2	Exploration	214866	500.0	03-Dec-2007
Los Compadres	Exploration	218820	10.0	21-Jan-2008
Total			16,082.5	

Mineral Rights

Mineral rights for all of the concessions comprising the Salamandra Property are controlled by Minas de Oro Nacional, a wholly-owned subsidiary of the Company.

In Mexico, individuals or companies may register a mining claim, which is valid for a non-renewable term of six years. Each mining claim must be legally surveyed and is subject to an annual tax for the mining rights and as well, a certain amount of work must be done annually; proof of which must be filed each year with the proper authorities. Failure to perform the required work and file the receipts, can lead to the claim being invalidated. The amount of the tax on mining rights (impuestos) and work required (comprobación de obras), increases with each passing year.

At the end of six years, application must be made to change the title to an exploitation concession, with such title being valid for a renewable term of 50 years (subject to certain conditions). On the conversion to exploitation, the size of the concession can be reduced to cover only the economic mineral occurrence. Again, there is an annual tax for the mining rights as well as a requirement that a certain amount of investment be made in the concession. During exploitation, smelter receipts can be produced in the amount of the work required, if so desired. As with the exploration phase, the annual tax increases each year until the fifth year when it then becomes a fixed amount annually. In the exploitation phase, the work requirement is strictly based on concession size and does not change, except when the government adjusts the amount to account for inflation, etc.

In order to take advantage of the fact that in any given year, work might only be done in one area of a mining property, the Mexican government allows claims or concessions to be grouped, and work done on one of the claims to be applied to the entire group. However, in the event of grouping, each claim or concession in the group is deemed to be the same age as the oldest claim or concession in the group for the purpose of determining mining rights taxes ("impuestos").

The estimated amount of impuestos payable for the year 2003 are detailed in the following table. As in Canada, work can be banked and Minas de Oro Nacional has approximately US$7.9 million in comprobación de obras banked. Therefore, the only charges that Minas de Oro Nacional will have to pay in the foreseeable future are the impuestos.

Concession Type	Estimated 2003 Concession Taxes (US$)(1)
Exploration Concessions	$6,771
Exploitation Concessions	$216,344
Total:	$223,115

(1) The exact amount of the concession taxes will be calculated when the Mexican mining bureau posts its rates as adjusted for inflation. Approximately 50% of the estimated 2003 mining taxes were paid in January, 2003 with the remainder due in July, 2003.

Surface Rights

Surface rights to the land required for mine development belong to the Ejido Mulatos.

The *ejido* system is a system where rural communities (the "ejido") collectively own agricultural lands, which have been acquired from the federal government for the purposes of agricultural development and/or cattle ranching. Based on the Agrarian Law of 1992, an ejido has the right to lease the property under its control and in some cases, can sell the land.

Each resident of the community belongs to the ejido, however only one delegate or *ejidatorio* per household (usually the male head of the household) can belong to the *Asamblea de Ejidatarios,* the governing body of the ejido. In the Ejido Mulatos, the Asamblea de Ejidatarios consists of 76 members, meaning that there are 76 households in the ejido (the village of Mulatos and surrounding area).

Pursuant to an agreement (the "1995 Surface Agreement") between Minera San Augusto and the Ejido Mulatos, Minera San Augusto obtained a lease of all land required for the development of the Mulatos, Escondida and El Victor deposits. Minera San Augusto assigned its rights to the 1995 Surface Agreement to Minas de Oro Nacional. The Asamblea de Ejidatarios ratified the 1995 Surface Agreement by a simple majority vote on November 26, 1995. The 1995 Surface Agreement supersedes two previous agreements dated November 26, 1992 and January 16, 1994.

The 1995 Surface Agreement defines areas to be used for exploration and exploitation, and covered 2,630.5 hectares of land, of which 630 hectares are designated for exploitation and 2,005.5 hectares for exploration. Minas de Oro Nacional is now responsible for the lease payments and surface rights land boundaries can be adjusted as required to suit the project's requirements. Annual lease payments were initially set at US$225/ha for exploitation and US$75/ha for exploration. These rates are adjusted annually for the inflation rate in the United States. The exploitation lease payments for the year 2002 were based on 352 hectares for a total cost of Cdn$84,525. The Company anticipates that the 352 hectares area will be sufficient for the next 2 to 3 years.

According to the 1995 Surface Agreement, Minas de Oro Nacional is also obligated to:

* Provide basic health care for the village of Mulatos during the exploration period;
* Build and operate a medical clinic during the time in which the mine is operating;
* Ensure that Mexico's educational standards are met by the local schools (pre-primary, primary and secondary);
* Provide an electrical power distribution system and sewage collection and treatment system for the village of Mulatos;
* Provide free electrical power during the mine operating period for the village of up to 800 people; and
* Upon mine closure, ensure that the village of Mulatos has a reliable power supply.

Currently, these additional obligations cost are approximately US$5,000 per month, over and above the lease payments.

The 1995 Surface Agreement was submitted to the *Direccion General del Minas,* under the Mexican Mining Law, to obtain a federal government document called an *Ocupación Temporal.* An Ocupación Temporal is analogous to a surface easement in that the area agreed upon with the surface rights holder is registered with the government and as such, the surface owner must allow the mining concession owner access and use. The 1995 Surface Agreement has been accepted and registered in the *Registro Agrario Nacional,* the government land registry.

In January 1995, a lawsuit was filed by a group of Mulatos ejidatarios, seeking a renegotiation of the November 26, 1992 and January 16, 1994 agreements. While the earlier agreements were superseded by the 1995 Surface Agreement, the group refused to withdraw the lawsuit on the basis that a group of 13 ejidatarios were not in agreement with the 1995 Surface Agreement. The Agrarian Tribunal found in favour of Minera San Augusto regarding the lawsuit in 1999. This decision was appealed to the Circuit Court, which subsequently rendered a decision confirming the decision of the lower level court. The plaintiffs had the right to object to the decision on March 30, 2000 of the Circuit court by June 19th of 2000, but failed to do so. The relationship between Minera San Augusto and the group of 13 ejidatarios was complicated. Select individuals from the group of 13 had denied Minera San Augusto access to select areas away from the Mulatos deposit but covered by the lease agreement. The actions had minor impact on exploration efforts and did not affect the Mulatos deposit area.

There are provisions under the 1995 Surface Agreement that allows for the reduction of the amount of land to be utilized under the lease after the fifth anniversary of the agreement upon Minas de Oro Nacional giving notice to the Ejido Mulatos. The effect of the election will be to reduce the annual lease payments to the Ejido Mulatos from approximately US$330,000 to US$53,000.

In early January 2002, National Gold attempted to deliver the notice and the reduced payment to the president of the Ejido Mulatos, but the president did not accept such delivery. On January 15, 2002, after having failed to find another member of the Ejido Mulatos on whom the payment and notice could be given, National Gold deposited the payment and notice with the Agrarian Tribunal. On January 25, 2002, a new board was appointed to represent the Ejido Mulatos. On National Gold's motion, the Agrarian Tribunal held a hearing on March 18, 2002, for the Ejido Mulatos to either accept the payment reduction or to show cause why it should not accept it. At the hearing, the Ejido acknowledged that the 1995 Surface Agreement was in good standing, but rejected National Gold's right to make the reduced payment on the basis that such a reduction could only be effected by mutual agreement. In August 2002, the Agrarian Tribunal declined to decide the issue and declared that such matter would have to be decided through the court process. Shortly thereafter, the Ejido Mulatos commenced a legal action in Hermosillo, Mexico disputing the annual lease payments due to them and claiming that they are owed US$337,000 for the year 2002 plus interest and costs. The Company and Minas de Oro Nacional are defending the action and believe that the claim is without merit.
The Company is devoting management time in an effort to resolve the dispute through increased communication and co-ordination. The Company has hired a Mexican ejido co-ordinator to assist with improving the Company's relationship with the Ejido Mulatos. The Company continues to supply medical and education benefits to the community as required under the 1995 Surface Agreement and is hopeful that all issues with the Ejido Mulatos can be resolved amicably.

Potential Environmental Liabilities

At the Salamandra Property, only the Mulatos deposit has been evaluated to the point where potential environmental liabilities have been identified. Mulatos has potential environmental liabilities, which would be similar to many open-pit heap leach gold operations. These include:

* Acid Rock Drainage ("ARD")
* Cyanide Containment and Handling
* Contamination of local water courses
* Dust
* Noise
* Mercury contamination from garimpero mining

ARD had been recognized as a potential problem by Minera San Augusto. Static and Dynamic ARD testing have been done on all of the rock types at the Mulatos deposit and it has been found that all rock types that will be mined in the open pit have the potential to generate acid. As such, the development plans called for all waste to be encapsulated in impermeable materials.

The Mulatos orebody crosses the Arroyo Mulatos, which is a perennial stream. Consequently, if completed, the Mulatos Pit would fill with water, which will likely be acidic in nature and contain elevated levels of certain heavy metals. However, test work by Minera San Augusto has shown that ongoing inflow from the Arroyo Mulatos stream will ultimately dilute contaminants to levels which are within Mexican drinking water standards. In the interim until equilibrium is achieved, it may be necessary to treat outflow from the Mulatos Pit with lime.

As with any heap leach operation, there will be a considerable volume of dilute cyanide solution used to extract gold from the ore. Plans for exploitation of the Mulatos deposit called for a closed system, with the heap leach pads and ponds to be double lined to State of Nevada standards. At an annual pan evaporation rate of 2,011 mm, evaporation far exceeds annual precipitation of 809 mm. Accordingly, with proper storm water pond capacity, it is not expected that any effluent will need to be released until the end of the life of the mine. At closure, the heaps will be rinsed and the cyanide solutions treated with hydrogen peroxide and then lime to ensure that contaminants are removed prior to release. Heaps will then be capped with impermeable material to prevent ARD.

A number of species of fish exist in the Rio Mulatos and the Arroyo Mulatos. A fisheries study performed for Minera San Augusto concluded that aquatic life, particularly in the Arroyo Mulatos, has been impacted by both the village of Mulatos and old mining activity. One species of fish found in the fishery study was the "Mexican Stoneroller" which is listed as being in danger of extinction. Given these findings, Minera San Augusto had been careful to include sediment ponds and seepage collection ponds in their planning, to ensure that any future impacts on the local fishery are minimized.

A certain level of dust and noise are inherent in any mining operation. At Mulatos, these factors, along with flyrock and blast vibration, need special consideration due to the proximity of the village of Mulatos to the proposed open pit.

Independent miners or *garimperos* have been active in the Arroyo Mulatos, extracting gold with the method of amalgamation, which uses mercury. Elevated levels of mercury have been detected in the sediments in the Arroyo Mulatos. It is expected that some remediation of these sediments will be undertaken in conjunction with any proposed mining operation.

Permits

The department responsible for environmental protection in Mexico is SEMARNAP, which is similar to the U.S. Environmental Protection Agency and Canada's Environmental Assessment Agency. SEMARNAP has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards.

Regulations require that an environmental impact statement, known in Mexico as a *Manifesto Impacto Ambiental* ("MIA"), be prepared by a third-party contractor for submittal to SEMARNAP. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. Although the regulatory process in Mexico does not have a public review component, proof of local community support for a project is required to gain final MIA approval. A risk analysis must also be prepared in conjunction with the MIA for approval by SEMARNAP.

A number of other approvals, licenses and permits are required for various aspects of a mine development. The most significant permits for the development of the Salamandra Property, other than MIA approval, are permits to extract water from the Rio Mulatos and a blasting permit, issued by the Mexican Army, to purchase, store and use explosives.

Minera San Augusto received approval for its MIA in July 1997 for the development of an open-pit mining operating extracting 30,000 tonnes per day and for a crushed ore heap leaching facility producing 15,000 tonnes per day. The permit application proposed moving the village of Mulatos. Separate environmental studies and subsequent approvals have also been received for the construction of a new 130 km, 115 kV transmission line from the El Novillo power station, the construction of a new access road from the town of Yecora, and the relocation of the village of Mulatos. The MIA resolution is valid for a period of 10 years from the date of issue.

Land use change approval for the area to be affected by mine development was granted in December 1997. The land use change affects 772 hectares and covers land required for mine development, access road construction, transmission line construction and village relocation. To obtain the permit, Minera San Augusto entered into an agreement with SEMARNAP to reclaim 772 hectares outside the project area. Reclamation efforts would likely concentrate on land damaged by forest fires, but specific areas would be jointly agreed to by Minera San Augusto and SEMARNAP. In 2002, the land use change approval area was reduced to 352 hectares, which the Company believes is a sufficient area for the next 2 to 3 years.

Accessibility, Climate and Physiography, Infrastructure and Local Resources

The Salamandra Property site lies in a relatively remote area of the Sierra Madre Occidental Mountains. The village of Mulatos, located adjacent to the project, has 422 inhabitants. A second village, Matarachi, is located 20 km to the west of the project and has 135 inhabitants. Regionally, the largest centres are Yecora, which lies 57 km to the southwest, and the town of Sahuaripa (after which the municipal district is named), 108 km to the northwest.

Two roads lead to the Salamandra Property from Hermosillo. The northern route is through the towns of Mazatán, Sahuaripa, Arivechi, Tarachi and Matarachi. The road consists of 220 km of paved road and 90 km of dirt road, with the trip taking 7 hours. The southern route from Hermosillo travels through the towns of La Colorada, Tónichi and Yecora. This road is paved for 266 km, while the final 53 km is dirt road.

At present, it is proposed to use the southern road as the permanent access road to the project. The road from Hermosillo to Yecora is a paved highway (Federal Highway #16), which connects the state capitals of Sonora and Chihuahua. Of the final 53 km from Yecora to the project site, approximately 22 km of new road will have to be upgraded by contractors retained by the Company.

The nearest international airport is at Hermosillo, while special flights using light planes can be arranged, landing at Matarachi, 20 km west of the project site. Survey work is underway for the construction of a new airstrip located adjacent to future mining operations.

The Salamandra Property lies on the western edge of the northern Sierra Madre Occidental Mountains and has mainly rolling terrain, and occasional V-shaped valleys with cliffs and canyons. Elevations range from 950 m above sea level near the Rio Mulatos, to over 1500 m above sea level, west of the Mulatos deposit area.

The area has a moderate climate, with summer temperatures averaging 25° C and winter temperatures averaging 13° C, with occasional frost. Winds and precipitation can be severe at times. Average annual rainfall for the area is 809 mm, with the heaviest rainfall occurring from July to September and the driest months being from March to May. Occasional snow may fall at the highest elevations within the project area.

Local vegetation is highly diverse and it is estimated that up to 560 species of plants exist in the project area. Generally, vegetation consists of oak trees (ranging from open woodlands to dense forests), thornscrub, cactus and grassland. In addition, some pine trees are found at higher elevations.

Power

A feasibility study on the Salamandra Property's Mulatos deposit in 1997 (the "Feasibility Study") envisioned using power supplied by the Comisión Federal de Electricidad ("CFE") from the El Novillio hydroelectric dam located northwest of the project site. A new 130 km long 115 kV transmission line was envisioned by the Feasibility Study to be constructed from the dam to the project site. More work is needed to determine if a mining operation is viable at current gold prices and if such an operation would use this or some other power sources.

Water

In Mexico, water rights are managed by the *Comisión National del Aqua* ("CNA"). According to Mexican water rights legislation, all users, whether individuals or companies, must pay for the right to use national waters regardless of how the rights were obtained, with the rates being determined by the availability of water and the method of extraction.

The project's main water consumer will be the heap leach facility. The Feasibility Study envisioned using an estimated average annual consumption of 45.6 litres/second (723 US gallons/minute) due to evaporation and water retained within the heap as a result of heap irrigation. In addition to make-up water used for the heap leach facility, the Feasibility Study called for the open-pit will consume water for dust control with the camp consuming water for domestic purposes. Average annual consumption for all purposes was estimated at 58.8 litres/second (932 US gallons/minute), with maximum estimated consumption being in the month of June at 100.2 litres/second (1,588 US gallons/minute).

The project's source of water was to be the Rio Mulatos with water withdrawn east of the proposed open-pit and pumped to a water storage reservoir on the Arroyo Mulatos, above the proposed open pit. A dam was to have been built across the Arroyo Mulatos to create this reservoir, which needs to have a storage capacity of about three months to ensure water supply during the driest months of the year when the Rio Mulatos would not be able to supply sufficient water for the project as proposed by the Feasibility Study. The rights to the water have not as yet been established. Discussions are continuing with the Mayor of Sahuaripa to rent or lease the town's unused water supply.

Current work of the planned heap leach test is designed as the first step in evaluating the feasibility of operating initially at a smaller scale than planned by the Feasibility Study. The purpose is to test the higher grade core of the deposit and evaluate if a profitable mining operation can be started in the core. Prior to the results of the heap leach test and the probable need for more testing it is not possible to say what the water needs of a smaller scale mining operation may be or if such an operation is profitable.

Mining Personnel

Mexico is a country with a long history of mining and has an abundance of labour at all levels, including unskilled labourers, trained operators, tradesmen, engineers and management. The state of Sonora has a number of open-pit mining operations, and recruiting qualified personnel should not be a problem.

It is expected that unskilled labourers will be hired locally from the villages of Mulatos and Matarachi. More skilled personnel required for open-pit operations and ore processing operations are expected to be found in the towns of Yecora and Sahuaripa. Highly skilled personnel in operations, maintenance, administration and supervision will more than likely come from the major cities and mining areas in Sonora, including the cities of Hermosillo, Obregon and Canenaea. A minor number of management and senior technical personnel may come from outside Sonora.

It has been demonstrated by many foreign mining companies with operations in Mexico, that operating a mine with a minimum number of expatriate personnel is both possible and cost effective. It is likely that only the mine manager, chief financial officer and process superintendent will be expatriates, with the remainder of employees being Mexican nationals.

Location of Facilities

While the topography in the project area can be severe, there is still sufficient room to locate all planned facilities for mining of the Mulatos deposit. The Feasibility Study called for the waste dump to be located in the Pelon Valley, located approximately 2.5 km south of the open pit. The heap leach pad was to be located in a wide valley approximately 3 km to the southwest of the open pit. It is anticipated that the potential smaller scale mining operating being investigated would not need all of this area at least for the first few years.

History

Gold was first discovered in the Arroyo Mulatos by Jesuit priests in 1635, although no recorded activity took place until the early 1800's. The area saw considerable activity by various groups throughout the 1800's and 1900's.

Companies and individuals that have explored in the district since 1960 include: Phillips Petroleum in 1962, Theodore A. Dodge in 1963, Cannon-Hicks Associates in 1972, Tormex Developers in 1973, Explomin S.A. de C.V. in 1974 (formerly part of Minera Real de Angeles ("MRA")), Homestake Mining Company in 1975, British Petroleum in 1982, Papanton Minas in 1984, and Kennecott in 1990.

Kennecott conducted extensive exploration programs on ground surrounding the Nuevo Mulatos and Tequila claims from 1990. Their efforts focused on the El Victor-San Carlos area as well as the area immediately surrounding the Nuevo Mulatos claim.

MRA acquired the Nuevo Mulatos concession in 1986 and carried out extensive exploration activities, including the drilling of 121 reverse circulation holes for a total of 20,688 meters, 11 diamond core holes for a total of 1,928 meters, and driving 1,061 meters of exploration drift from which a bulk sample was taken. MRA performed a pre-feasibility study on the property in 1990.

Placer Dome Inc. ("Placer Dome") acquired full ownership of the claims from MRA in 1993. Subsequently, Placer Dome and Kennecott reached a joint venture agreement covering the Mulatos deposit and 34,000 ha of surrounding land. These interests were consolidated under the ownership of Minera San Augusto, which as stated previously is owned jointly by Tenedoramex (70%), a wholly owned subsidiary of Placer Dome, and Accessions Mining Inc. (30%), a wholly owned subsidiary of Kennecott.

Exploration has been carried out by Placer Dome on behalf of Minera San Augusto since 1993. A prefeasibility study was completed for the project in December 1995. In 1996, the shareholders decided to complete a feasibility study, which was finished in June of 1997, resulting in a positive production decision. It was subsequently decided to put the project on hold due to low gold prices. The feasibility study economics on the entire Mulatos deposit were marginal with a gold price below US$300 per ounce. In addition, the Estrella Zone, the core of the Mulatos deposit, was too small for Placer Dome and Kennecott, and split ownership of the Salamandra Property left the size of the project insufficient for either party to proceed aggressively. As a result, Placer Dome and Kennecott decided to sell the property in early-1999, leading to National Gold's involvement.

Geology

Regional Geology

The Salamandra Property is located in the heart of the northern Sierra Madre Occidental physiographic province of Sonora, México, which is characterized by two distinct packages of volcanic rocks: one group of early Oligocene age (28 to 36 million years old), which are unconformably overlain by younger rocks of Miocene age (18 to 24 million years old). Underlying these volcanic rocks are Paleozoic to Cretaceous and early-Tertiary sediments.

The Oligocene-age formations are known as the Lower Volcanic Group, and are characterized by a predominant pile of andesitic volcanoclastic rocks which typically crop out at the bottom of deep precipices. Formations are generally massive in nature and show extensive propylitic alteration.

There appears to have been a long period of erosion and deformation following the deposition of the Lower Volcanic Group, which was followed by a period of explosive activity resulting in the production of andesite and dacite tuffs and agglomerates. These in turn, were overlain by the Upper Volcanic Group, consisting of Miocene age flows and tuffs that show well-defined bedding and form the high scarps and cliffs that characterize this province. Normal extension faulting has created a series of large, gently dipping blocks with almost no signs of alteration.

The Sierra Madre Occidental Province is host to some of larger precious metal mining districts in México, including Concheño, Ocampo, Batopilas, San Dimas - Tayoltita, Topia, Guanaceví, Bacís and recent discoveries such as La Ciénega and El Sauzal. The Salamandra Property is an exploration stage property and there can be no assurance that any mineral reserve will be established on the property. Readers are cautioned against comparing the Salamandra Property to other properties or projects in the Sierra Madre Occidental Province.

Local Geology

The Salamandra mineral deposits are large stratabound, epithermal, high-sulfidation, disseminated gold deposits found within and in close proximity to a dacite and rhyodacite dome complex 25 to 36 million years old.

Post mineralization volcanic flows consisting of rhyolites, andesites and basalts occur extensively within the project area and can range up to 200 meters in thickness. These flows along with landslide debris and overburden have masked some of the deposits within the project area including the Escondida deposit and a significant portion of the El Victor resource.

Mineralization

The ore mineral deposits of Mulatos are particular in that they occur primarily in areas of massive, pervasive silicic alteration of the volcanic and volcaniclastic host rocks. Quartz veins and quartz stockwork zones seldom occur. The silicified rocks host approximately 80% of the contained gold within the deposit.

There are three main mineralization groupings. From oldest to youngest they are: 1) quartz + pyrite + pyrophyllite + gold; 2) quartz + pyrite + kaolinite + gold + enargite; and 3) kaolinite + barite + gold. Minerals easily observed during core and reverse circulation chip logging at the project include: pyrite, enargite, chalcopyrite, molybdenite, gold, chalcocite, covellite, bornite, tetrahedrite/tennantite, marcasite, copper oxides, specularite, hematite, limonite, goethite, jarosite, pyrophyllite, kaolinite, alunite, montmorillonite, barite, chlorite, and epidote.

Drilling

In late 2001 and early 2002, Alamos Minerals conducted a drilling program on the Estrella Zone of the Mulatos deposits, not for exploration but rather to determine if ore outcropped and to identify the dimensions and grade of the surface, or near surface, or for a bulk heap leach test.

Previous to this drill program, a total of 511 drill holes were made with a total drilled length of 96,124 metres. Core drilling consists of 34 percent of the total drilled length. These holes were drilled by MRA (23.5 percent), Kennecott (15.4 percent) and Placer Dome (61.1 percent) during the period from 1986 to 1998.

Sampling Programs Conducted on the Mulatos/Escondida Deposits

Program Description	Year	Contractor	# of Holes	Length (m)	Sampling Interval (m)
Reverse Circulation Drilling					
MRA "M" Series	1987 – 1990	MRA	121	20,688	3.00
Kennecott "K" Series			66	14,780	1.52
Placer "P" Series – Phase 1	1993 – May 1994	Dateline	20	3,447	1.52
Placer "P" Series – Phase 1	1993 – May 1994	Drilling Services	36	7,742	1.52
Placer "P" Series	1993 – May 1994	Dateline	13	2,187	1.52
Placer "P" Series	After May 1994	Drilling Services	37	7,475	1.52
Placer "NE" Series	1996	Layne, Boytec	29	4,287	1.52
Placer "98EI" Series	1998	Layne	14	2,495	1.52
		Total	336	63,101	
Core Drilling					
MRA "M" Series	1986	?	11	1,928	3.00
Placer "PD" Series – Phase 1	1993 – May 1994	Major Drilling	14	3,540	1.52
Placer "PD" Series	After May 1994	Major Drilling	74	14,186	1.52
Placer "96PM" Series	1996	Major Drilling	13	2,273	1.52
Placer "97RE" Series	1997	Major Drilling	43	7,373	Variable
Placer "98EE" Series	1998	Layne	11	2,437	Variable
Placer "98EI" Series	1998	Layne	9	1,286	Variable
		Total	175	33,023	
Drift Round Sampling					
MRA Underground Program Underground Channel Sampling	1986	MRA	N/A	1,061	1.5
1994 Program	1994	COMYCSA	N/A	297	1.52
1996 Program	1996	Treas Hermanos	N/A	697	1.52
Total				98,179	

Existing drilling is mostly concentrated in the Mulatos zone, or Mulatos model area, of the project area, with drill hole spacing in the range of 25 to 50 meters in the mineralized zone. The Mulatos zone hosts the current defined measured/indicated mineral resources and the proven/probable reserves for the Mulatos project. Based on the gold grade distribution of the Mulatos project and experiences in other similar projects, Behre Dolbear have advised the Company that they believe that a drill hole spacing of 25 meters is sufficient to define the proven/probable mineral reserves for this project, while a drill hole spacing of 50 meters is slightly inadequate. Therefore, additional drilling will be needed to define the mineral reserves at the northern and northeastern portion of the Mulatos zone.

The El Victor Zone, located northeast of the main Mulatos zone in the project area, was drilled with a wider spaced drilling grid, and some inferred mineral resources were defined by Placer Dome for this zone. Drill holes outside the Mulatos model area are not included in the database summary above.

The drill hole summary above is based on the information package provided by Placer Dome. The actual computerized database files provided to Behre Dolbear by Placer Dome contain 643 drill holes in the entire Mulatos project area, and 556 of these drill holes were used for the resource modeling of the Mulatos model area. It seems that there are some inconsistencies for the drill database information from different sources.

Sampling and Analysis

Placer Dome took more than 4500 soil and rock chip samples in the time period of 1994 to 1997 in many parts of the Salamandra concessions. High concentrations of the samples were taken in identified exploration areas, such as El Halcon, La Yaqui and El Jaspe.

Mineral Resource

Grade Estimation and Validation for Mulatos Deposit:

Placer Dome's resource statement at various cutoff gold grades for the Mulatos model area is summarized below:

Placer Dome's Resource Statement for the Mulatos Model Area

Gold Cutoff Grade (g/t)	Measured		Indicated		Measured + Indicated		Inferred	
	Tonnage (Mt)	Gold Grade (g/t)	Tonnage (Mt)	Gold Grade (g/t)	Tonnage (Mt)	Gold Grade (g/t)	Tonnage (M t)	Gold Grade (g/t)
0.0	225.68	0.53	134.48	0.36	360.16	0.46	104.12	0.24
0.6	61.23	1.38	22.25	1.10	83.48	1.31	6.16	1.18
0.8	43.96	1.66	13.05	1.40	57.01	1.60	3.54	1.41
1.0	32.90	1.92	8.31	1.69	41.21	1.87	2.35	1.68

Behre Dolbear believes that there is a 4 to 15 percent positive grade bias for gold in Placer's resource estimate for the Mulatos block model because of the positive gold grade bias found in the database.

Cautionary Note to U.S. Investors concerning Estimates of Measured and Indicated Resources: The terms "measured resources" and "indicated resources." The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Resource Estimation for the El Victor Zone:
A kriged resource estimate was developed by Placer Dome for the El Victor zone of the Mulatos project based on 18 diamond drill holes completed in 1998 by Placer Dome and RC drill holes completed by Kennecott between 1991 and 1993. Because the area has only limited wide-spaced drilling, the resource was classified as inferred. The following table presents the results of the resource estimation at various gold cut-off grades.

Placer Dome's Inferred Resource Estimate for the El Victor Zone

Gold Cut-off Grade (g/t)	Tonnage (M t)	Gold Grade (g/t)	Copper Grade (ppm)
0.0	147.4	0.23	89
0.5	18.9	0.97	141
0.6	14.1	1.11	154
0.7	10.7	1.25	161
0.8	8.75	1.36	166
0.9	5.95	1.60	187
1.0	4.71	1.77	206
2.0	0.98	3.58	314
5.0	0.19	5.93	441

Cautionary Note to U.S. Investors concerning Estimates of Measured and Indicated Resources: The terms "measured resources" and "indicated resources." The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Planned Mining Operations

In July 2002, National Gold retained Pincock, Allen & Holt to prepare a preliminary assessment and scoping study for the Estrella Development Alternative, a smaller, scaled-down development plan that focuses on the selective open pit mining of the core (Estrella Zone) of the Mulatos deposit mineral resource as an alternative to the Placer Dome development concept, taking the entire Mulatos deposit mineral reserve.

Pincock, Allen & Holt's preliminary assessment of the Estrella Development Alternative completed in September, 2002 (the "Preliminary Assessment") determined that this strategic option was a more viable economic alternative for project development when compared to the development and mining of the entire Mulatos deposit mineral reserve as proposed by Placer Dome in their feasibility study.

The Estrella Development Alternative pit contains a total of 32.0 million tonnes of measured and indicated resources at an average grade of 1.77 grams of gold per tonne plus 26.6 million tonnes of waste material resulting in a stripping ratio of 0.83:1.0 (tonnes waste:tonnes ore). The open pit contains approximately 1.8 million ounces of gold.

Pincock, Allen & Holt have estimated the mine life to be 12 years with the nominal production rate during the first seven years of operation to average 110,000 ounces of gold per year, and to systematically decline due to an anticipated reduction of head grade to 90,000 ounces of gold per year from year eight through to the end of the productive mine life in year twelve. Approximately 1.2 million ounces of gold will be produced from ore-grade material.

An updated feasibility study and development plan was prepared in 1999 by Placer Dome and included mining of the Escondida deposit. The Escondida deposit was discovered in 1997/1998 and is located just to the north and east of the Estrella Zone. The Escondida deposit has not been included in the resource estimate for this scoping study because the database of that deposit needs to be reviewed further. Also, the Escondida deposit is 500 meters from the cemetery that belongs to the town of Mulatos and therefore further consideration is required prior to deciding on whether or not to include it in the future mine plan. The Behre Dolbear Report states that the Escondida deposit would be mined in the later stages of the project and contains 2.34 million tonnes at a grade of 1.51 grams of gold per tonne and 88,000 ounces of recoverable gold. Inclusion of the Escondida deposit into the development plan is an area of future study to determine its overall impact on the project.

Under the Preliminary Assessment, material is to be processed using standard industrial crushing and cyanide heap leaching technology to recover the gold. Metallurgical testing indicates that gold recoveries by heap leaching should average 67 percent over the life of the project and will range from 55 percent for high sulfide material to over 90 percent for the oxidized material that is the most amenable to heap leaching. Additional metallurgical testing should be performed to determine if finer crushing could result in higher recoveries.

Even though certain environmental issues exist, including nearby sensitive fish species habitat and the potential for acid rock drainage, acceptable mitigation measures have been included in the mine and process design. The fish habitat will be protected by the installation of catch dams and siltation basins, leach pads and ponds will be lined to collect leach solutions, and waste dumps will be capped with impermeable material to divert runoff and minimize acid generation.

Sustainability of the positive regional economic impact of the mining operation will be provided through contributions from cash flow to a regional enterprise development trust, to be used to develop local business to support the local economy after the mine has completed operations.

Total initial capital cost of the Estrella Development Alternative is estimated to be US$40.8 million that includes US$3 million of working capital. Sustaining capital will total about US$9.99 million for the remaining operating life of the mine and closure costs are estimated to be about US$5 million. The remaining property acquisition cost will be about US$5 million. On-site operating costs will be approximately US$6.33 per tonne of ore processed.

The conceptual plan detailing the Estrella Development Alternative forecasts total production of 1,216,000 ounces of gold over a productive mine life of 12 years and a cash operating cost of about US$169 per ounce of gold produced. Initial project capital cost is equal to about US$34 per ounce of gold produced.

Financial analysis of a 100% equity case, with an assumed US$300 per ounce gold price, indicates a Discounted Cash Flow Rate of Return ("DCFROR") of 19.3% and Net Present Value ("NPV") discounted at 10% of US$19 million. Earnings Before Taxes, Depreciation, and Amortization, and regional development funding, for this case totals US$156.1 million, averaging US$12.7 million annually for the productive mine life. With project debt financing of US$30 million, the DCFROR increases to 35.8 percent, and the NPV discounted at 10% increases to US$22.9 million.

The Company has commissioned an independent feasibility study and the Company is evaluating several aspects of the Estrella Development Alternative in an effort to determine ways to improve the economics. These include finer crushing to improve recovery, selective mining and processing of higher grade ores, optimizing the mine plan to increase ore grade and defer waste, reconfiguring the site layout to reduce ore haulage cost, consolidating facilities to lower capital cost, investigating reusable heap leach pads to lower pad cost and decrease reagent and closure cost. The Company plans to retain independent consultants as required to complete this feasibility study to a level of detail and confidence to support bank financing. The Company anticipates the cost for the feasibility study to be US$500,000.

Planned Exploration on the Salamandra Property

The Company believes that there is a potential for discovery of additional ore bodies on the Salamandra Property, as seven satellite deposits have been identified on the property. El Victor is immediately adjacent to the Mulatos deposit, and presents an important exploration target. Six drill holes located at El Victor have shown ore grade mineralization in samples taken. Additional work needs to be completed before a resource estimate can be formulated. The Company is designing a Cdn$225,000 exploration program designed to quantify the amount of high-grade gold within the Mulatos deposit. The Company also plans to systematically test the entire Salamandra Property over a number of years. While the various exploration targets that are already defined will be prioritized in 2003, the natural starting point for exploration work in 2003 is in the Mulatos deposit area. The Company believes that a potential exists to define additional resources both within and external to the existing reserve base, which could potentially benefit the feasibility program under way.

Other Properties of the Company

The Company, through its subsidiaries Durango and La Fortuna, also owns a 100% interest in the La Fortuna property in the State of Durango, Mexico, which is comprised of three mineral concessions and covers approximately 606 hectares. Alamos Minerals did not conduct any exploration work on this property after 1998, and during its fiscal year ended December 31, 2000, Alamos Minerals reduced the size of its property interest in the La Fortuna property to its current size of 606 hectares allowing certain mining claims to lapse. Accordingly, Alamos Minerals wrote down the La Fortuna property to US$1 million. The Company has no current intention to conduct further exploration work on this property.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Operating and Financial Review and Prospects is described below for the Company and each of the Predecessor Companies.

5 A.   OPERATING RESULTS

Overview of the Company

On February 21, 2003, Alamos Minerals and National Gold (the "Predecessor Companies") amalgamated to form the Company. For accounting purposes, Alamos Minerals acquired and amalgamated with National Gold. The amalgamation was accounted for using the purchase method of accounting and the operating results of National Gold are included in the consolidated financial statements of operation of the Company from the effective date of the amalgamation.

Unaudited pro forma balance sheet of the Company as at December 31, 2002 and the unaudited pro-forma consolidated statements of operations and deficit for the year ended December 31, 2002 are filed with this annual report on Form 20-F. The unaudited pro forma financial statements of the Company may not be indicative either of the results that actually would have occurred if the events reflected therein had taken place on the dates indicated or of the result which may be obtained in the future. The pro forma consolidated financial statements should be read in conjunction with the audited financial statements of each of the Predecessor Companies.

Each of the Predecessor Companies and the Company prepare their consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The financial statements of Alamos Minerals and the Company are prepared in United States dollars, and the financial statements of National Gold are prepared in Canadian dollars. See "Item 3A – Selected Financial Data" for exchange rate information. A reconciliation of the principal measurement differences between Canadian GAAP and generally accepted accounting principles in the United States ("U.S. GAAP") is presented in Note 15 of the consolidated financial statements of each of the Predecessor Companies. U.S. GAAP requires that all exploration and general and administrative costs related to projects be charged to expense as incurred. As such, some of the costs accounted for as deferred mineral acquisition and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP. Property acquisition costs are capitalized under both Canadian and U.S. GAAP.

Neither the Company nor the Predecessor Companies have recorded significant revenue or cash flow from mining operations, and each of the Predecessor Companies has experienced losses from operations for each of the last five years. The Company is an exploration stage company and none of its properties have any known mineral reserves and the development of exploration properties, including the Company's Salamandra Property, is subject to significant uncertainty and risk. The Company anticipates that it not record any significant revenue or cash flow from operations and that it will incur significant losses until the Salamandra Property is fully developed and successfully put into production. The Company intends to continue to rely upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company.

The information contained herein should be read in conjunction with the consolidated financial statements of the Company's consolidated financial statements, the consolidated financial statements of the Predecessor Companies and the unaudited pro forma financial statements of the Company.

Factors Affecting the Company's Business

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals. Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labour and capital costs. There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period. Actual results could differ from those estimates.

The Company's financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable value of its assets may decline materially from current estimates.

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These mineral property costs will be amortized on the unit-of-production basis over the estimated useful life of the properties, or written-off if the properties are abandoned. Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values. The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. As the carrying value and amortization of the Company's mineral property assets is, in part, related to management's assessment of the property, such estimations are significant to the Company's financial position and results of operations.

Effective January 1, 2002 the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation. The Company has adopted the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

The United States dollar is the functional currency of all of the Company's active operations which are classified as integrated for foreign currency translation purposes. Under this method, translation gains or losses are included in the determination of net income. The Company's functional currency has been subject to recent fluctuations. The exchange rate between U.S. dollars and Canadian dollars fluctuated between US$0.6200 to US$0.6619 for one Canadian dollar in 2002 and between US$0.6349 to US$0.6975 for one Canadian dollar during the first four months (January through April) of 2003. As such, the Company's results of operations are subject to foreign currency fluctuation risk and such fluctuations may adversely affect the financial position and results of the Company.

Results of Operation of the Company for the quarter ended March 31, 2003

During the quarter ended March 31, 2003, Alamos Minerals and National Gold were amalgamated to form the Company. Under the terms of the amalgamation shareholders of Alamos Minerals received one share of the Company for each share of Alamos Minerals and shareholders of National Gold received 2.352 shares of the Company for each share of National Gold. The Company's issued and outstanding share capital consisted of 32.8 million common shares after giving effect to the amalgamation. The amalgamation was accounted for using the purchase method of accounting and the operating results of National Gold are included in the consolidated financial statements of operation of the Company from the effective date of the amalgamation.

The amalgamation was effected to consolidate the ownership of the Salamandra Property in Sonora, Mexico. The Company is presently exploring the Salamandra Property to determine if it would be commercial feasible to further develop the property. Neither the Company nor any of the Predecessor Companies had any revenues from operations. The Company's primary activity during the quarter ended March 31, 2003 was to continue its exploration of the Salamandra Property and completing the amalgamation. The Company does not anticipate that it will receive any material revenues from operations until it can successful develop and place its Salamandra Property into production, which not anticipated to occur in the near future.

During the quarter ended March 31, 2003, the Company had total operating expenses of US$116,342. The Company's significant expenses during the quarter ended March 31, 2003 included legal, audit and accounting expenses of US$90,573 incurred primarily as a result of work related to the amalgamation; office and administration expenses of US$106,993 and management fees of US$27,250. The Company recognized a gain on foreign exchange of US$138,987 in connection with the translation of the financial results of Minas de Oro Nacional from pesos to U.S. dollars due primarily to the increasing strength of the Mexican peso compared to the U.S. dollar during the quarter ended March 31, 2003. Shareholder communications expenses, travel expenses and trust and filing expenses were US$9,328, US$8,992 and US$11,845, respectively. The Company anticipates that operating expenses may increase in future periods as the Company's with increased exploration activities on its Salamandra Property and additional general and administrative expenses associated with increased operating activities.

The Company had a loss of US$116,342 for the quarter ended March 31, 2003. Loss per share was not material.

Results of Operation of Alamos Minerals

Year Ended December 31, 2002 vs. Year Ended December 31, 2001

Alamos Minerals had no revenues from operations during the year ended December 31, 2002, compared to US$146,474 during the year ended December 31, 2001 received from the sale of gold obtained from test leaching operations conducted on the San Antonio Property. These revenues are non-recurring as Alamos Minerals abandoned the property on which it was conducting leach testing and wrote-off the deferred cost related to the property at December 31, 2001. No revenues are anticipated to be received from operations until the Company can successful develop and place its Salamandra Property into production, which not anticipated to occur in the near future.

Alamos Minerals' operating expenses decreased to US$440,205 for the year ended December 31, 2002 from US$513,774 for the year ended December 31, 2001, a decrease of US$73,569 or 14.3% due primarily to a decrease in property investigation expenses to US$6,753 in 2002 from US$338,941 in 2001. The 2001 property investigation expenses were on the San Antonio project in Mexico which the Company subsequently wrote-off. In 2001, the Company also incurred a loss of US$13,502 in the sale of its investment in Laminco Resources Inc. (now Zaruma Resources Inc.). Offsetting the decrease in property investigation expenses were an increase in other expenses. Management fees during fiscal 2002 increased to US$129,828 from US$4,846 during fiscal 2001, primarily as a result of additional consulting fees paid to a director and officer. Legal, audit and accounting expenses increased to US$196,840 in the year ended December 31, 2002 from US$83,343 in 2001, primarily as a result of increased legal and accounting fees associated with negotiations between Alamos Minerals and National Gold involving the Salamandra Property and the subsequent preparation for the amalgamation between Alamos Minerals and National Gold. Office and administration expenses increased from US$29,759 in 2001 to US$42,254 in 2002, as a result of increased activity during fiscal 2002. Expenses related to shareholder communications, travel and accommodations and trust and filing fees increased slightly in 2002, compared to fiscal 2001. Alamos Minerals had interest expense of US$4,163 in 2002 compared to US$13,734 in 2001, and a foreign exchange rate gain of US$15,496 compared to a foreign exchange rate loss of US$12,072 in 2001. The Company believes that the historical level of expenses of Alamos Minerals may not be indicative of the future level of expenses of the Company. Future operating expenses of the Company may increase as the level of activities to support the Company's exploration efforts on the Salamandra Property increase.

Alamos Minerals spent US$3,457,110 on acquisition and exploration expenses relating to the Salamandra Property during the year ended December 31, 2002, compared to US$495,011 during 2001 on acquisition and exploration expenses relating to the Salamandra Property. Acquisition and exploration expenses are deferred until a decision is made with respect to the abandonment of the property or a feasibility study related to the property is obtained.

Year Ended December 31, 2001 vs. Year Ended December 31, 2000

Alamos Minerals had nominal revenues from operations of US$146,474 during the year ended December 31, 2001, compared to US$69,504 during 2001. Revenue was received from the sale of gold obtained from test leaching operations conducted on the San Antonio Property. These revenues are non-recurring as Alamos Minerals abandoned the property on which it was conducting leach testing and wrote-off the deferred cost related to the property at December 31, 2001.

Alamos Minerals had operating expenses of US$513,774 during the year ended December 31, 2001, compared to US$3,755,714 in 2000. The difference in operation expenses was a result of Alamos Minerals write down in 2000 of investments in the amount of US$73,330 and its write-offs of capital assets in the amount of US$4,452 and mineral property costs in the amount of US$3,553,028 related to the write-off of US$1,960,365 in connection with the La Fortuna Property in Mexico, US$676,841 in connection with the San Antonio Property in Mexico and US$916,022 in connection with certain properties in Peru. During 2000, Alamos Minerals reduced the size of its property interest in the La Fortuna Property by allowing some of the mining claims comprising this property to lapse. Alamos Minerals elected to write off US$1,960,365 on this property because it had not done any exploration work on the La Fortuna Property since 1998 due to the lack of positive results. Alamos Minerals wrote off US$676,641 on its San Antonio Property because of poor leaching conditions and insufficient ore reserves. Other property interests were written down by US$916,022 in order to conserve cash. Alamos Minerals had no similar write-downs or write-offs during 2001. During the year ended December 31, 2001, Alamos Minerals incurred management fees of US$4,846, property investigation expenses in the amount of US$338,941 after having written down its property interests during 2000, and a loss on investments of US$13,502. Alamos Minerals had no similar expenses during 2000. Amortization expenses decreased (US$31,954 in 2001, US$43,728 in 2000); legal, audit and accounting expenses increased slightly (US$83,343 in 2001, US$79,009 in 2000); office and administration expense decreased (US$29,759 in 2001, US$39,976 in 2000); shareholder communications expenses increased (US$6,933 in 2001, US$4,522 in 2000); travel expenses decreased (US$798 in 2001, US$6,426 in 2000); and trust and filing expenses increased slightly (US$5,360 in 2001, US$4,531 in 2000). Excluding the above-mentioned expenses, and a US$13,502 loss during 2001 on account of the sale of investments, Alamos Minerals' general and administrative expenses decreased from US$178,192 during 2000 to US$162,993 during 2001. During 2001, interest income increased to US$13,734 from US$44,299 during the prior year due to a decrease in cash on deposit.

Alamos Minerals' net loss for the year ended December 31, 2001 was US$367,300 or US$0.02 per share, compared to a loss of US$3,686,210, or US$0.25 per share for the previous year. The loss for the period ended December 31, 2000 was significantly higher primarily because Alamos Minerals elected to write off mineral property costs.

During Fiscal 2001, Alamos Minerals spent US$495,011 on acquisition and exploration expenses on the Salamandra Property.

Results of Operations of National Gold

Fiscal 2002 Ended December 31, 2002 vs. Fiscal 2001 Ended December 31, 2001

National Gold's net loss during Fiscal 2002 was Cdn$2,961,085, or Cdn$0.12 per share, compared to a loss of Cdn$1,516,407, or Cdn$0.14 per share, for the previous year. During Fiscal 2002, the net loss figure includes an expensing of stock options in the amount of Cdn$327,573 along with the write-off of mineral properties in the amount of Cdn$493,318. National Gold did not record such expenses during Fiscal 2001. During Fiscal 2002, investor relations expenses increased from $298,098 during Fiscal 2001 to $559,668 during Fiscal 2002 as a result of National Gold entering three investor relations contracts during Fiscal 2002 and an additional agreement with one of the investor relations consultants for a one-time promotion plan which required a payment of US$200,000. Wages increased to $494,110 during Fiscal 2002 from $201,281 during Fiscal 2001 due to National Gold hiring new employees during Fiscal 2002 and paying severance to certain employees that were released as a result of the Amalgamation. Accounting, audit and legal expenses increased from $226,583 during Fiscal 2001 to $369,619 during Fiscal 2002 as a result of National Gold requiring accounting and legal services in connection with several financings, the filing of an initial Form 20-F and the Amalgamation.

During Fiscal 2002, National Gold spent a total of Cdn$913,280 on acquiring mineral properties and conducting exploration on its mineral properties. In contrast, during Fiscal 2001, National Gold spent a total of Cdn$10,943,597 on acquiring mineral properties and conducting exploration on its mineral properties.

Fiscal 2001 Ended December 31, 2001 vs. Fiscal 2000 Ended December 31, 2000

National Gold's net loss during Fiscal 2001 was Cdn$1,516,407, or Cdn$0.14 per share, compared to a loss of Cdn$438,002, or Cdn$0.09 per share, for the previous year. During Fiscal 2001, National Gold's general and administrative expenses increased from Cdn$451,411 during Fiscal 2000 to Cdn$1,534,310 due to expenses associated with the acquisition of the Salamandra Property. Accounting, audit and legal expenses, investor relations expenses, office and miscellaneous expenses, travel and promotion expenses and wages were all significantly higher in Fiscal 2001.

During Fiscal 2001, National Gold spent a total of Cdn$10,943,597 on acquiring mineral properties and conducting exploration on its mineral properties. During Fiscal 2000, National Gold spent a total of Cdn$407,317 on acquiring mineral properties and conducting exploration on its mineral properties.

5 B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, Alamos Minerals had cash and cash equivalents of US$487,289 and working capital of US$866,273, including US$450,522 due from National Gold under an unsecured convertible note, which was convertible into National Gold shares at Cdn$0.29 (US$0.18) per share. The funds under the convertible note were advanced to National Gold to fund its portion of the property payments due on the Salamandra Property. As of December 31, 2002, National Gold had cash and cash equivalents of Cdn$157,977 (US$100,036) and a working capital deficiency of Cdn$23,879 (US$15,121). Effective February 21, 2003, Alamos Minerals and National Gold were amalgamated to form the Company.

Each of Alamos Minerals and National Gold have a history of losses, and neither Alamos Minerals nor National Gold had any revenues from operations during the year ended December 31, 2002. Alamos Minerals used US$322,812 in cash in operating activities and US$2,159,473 in investing activities during 2002, including $450,522 advanced to National Gold. National Gold used Cdn$2,048,390 (US$1,297,106) in cash in operating activities and Cdn$928,961 (US$588,248) in investing activities during 2002.

During 2002, Alamos Minerals received net cash of US$3,274,991 from financing activities and National Gold received net cash of Cdn$3,059,921 (US$1,937,640) from financing activities including Cdn$745,454 (US$472,045) advanced from Alamos Minerals. Neither Alamos Minerals nor National Gold had any sources of internal capital and their only sources of external capital was the issuance of equity and debt securities.

As of March 31, 2003, the Company had cash and cash equivalents of US$1,215,152 (unaudited) and working capital of US$1,124,941 (unaudited). The Company believes that its current working capital will be sufficient to meet its working capital obligations through approximately the end of 2003. The Company anticipates receiving additional working capital from the exercise of outstanding share purchase warrants; if the Company does not receive such additional working capital, the Company will be required to seek additional funding in the coming months in order to maintain its current cash position, which management believes is in the best interest of the Company. The Company has no firm commitment to proceed with a financing. If the Company is unable to acquire additional funding in the short term from the exercise of share purchase warrants or otherwise on acceptable terms, the Company will scale back its operations and may not complete as planned, the feasibility study on the Estrella Development Alternative. The Company may not be able to obtain necessary financing on acceptable terms, if at all. Other than working capital, the Company has no sources of internal liquidity and no external sources of liquidity or credit facilities.

The timing and extent of additional funding depends on a number of important factors, including the actual timetable of the Company's 2003-2004 work plan, its assessment of the financial markets, its share price and the price of gold and copper. Longer term, the Company's plan for significant additional funding to develop the Estrella Development Alternative (approximately US$41 million) is dependent upon the successful completion of the feasibility study, if and when mine development activities on the Salamandra Property are commenced, the acquisition of additional properties and the overall capital requirements of the consolidated group. Management may not be able to acquire the required significant additional financing that will be needed, if and when, construction on the Salamandra Property commences. Failure to raise the required funds will impede the Company's ability to construct and operate the Salamandra Property and would, in the long-term, have a material adverse effect on the Company.

Investing

As of March 31, 2003, the Company and the Predecessor Companies have spent approximately US$7.4 million on the Salamandra Property. These costs include property and mineral rights, capitalized exploration costs, equipment expenditures and on-going property management expenses. During 2003, the Company has continued with activity on the Salamandra Property, including the commissioning of an independent feasibility study to cost US$500,000 and evaluating the Estrella Development Alternative in an effort to determine ways to improve the economics. These activities may also include mining of a bulk sample, metallurgical testing, engineering, drilling, geotechnical studies and environmental studies as well as permitting and on-going maintenance. Although the Company hopes to complete the feasibility by the end of March, 2004, the timing of these activities are subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors. As a result, the Company cannot say with certainty when the feasibility study will be completed. The Company also expects to conduct US$147,000 of exploration work during 2003 on the Salamandra Property and to design a US$225,000 exploration program designed to quantify the amount of high-grade gold within the Mulatos deposit. The Company also plans to systematically test the entire Salamandra Property over a number of years.

The ultimate design and cost of Estrella Development Alternative and associated expenditures are subject to the results of the feasibility study and would be expected to vary to some degree from original estimates. Future development of the Salamandra Property is dependent upon, among other things, the price of gold, obtaining adequate financing, and obtaining the appropriate environmental and operating permits. It is unclear, if and when the development of the Salamandra Property will commence.

Operations

Cashflow used by operations of the Predecessor Companies for 2002, on a pro forma basis, was approximately US$2,159,473. The Company anticipates that its general and administrative expenses will be approximately US$900,000 during 2003. Annual leases and other obligations to maintain the Company's properties in good standing are estimated to be US$300,000 during 2003. The Company has no source of operating cash flow, and historically the Predecessor Companies have financed their activities through the distribution of equity capital. The timing of such distributions was dependent on the requirements of the respective Predecessor Companies and the economic climate. The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

Borrowings

On January 31, 2003, Alamos Minerals borrowed Cdn$5,701,000 from H. Morgan & Company, which loan is repayable in full on February 28, 2008. Following the amalgamation of the Predecessor Companies, the loan is now an obligation of the Company. Interest is payable on the loan at 12% per annum, and the Company has the right to prepay up to 50% of the loan on 30 days' written notice. The Company may also prepay any amount of the principal of the loan after January 30, 2005.

5 C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

Not applicable.

5 D.   TREND INFORMATION

The Company believes that the Amalgamation provides a greater asset base and capitalization, facilitates future financing, and reduces administrative and overhead costs, leading to a more cost effective and efficient development of the Mulatos Deposit. The separate financial results of Alamos Minerals and National Gold may not reflect the on-going operation as a result of the Amalgamation.

See Item 5A. "Operating and Financial Review and Prospects – Operating Results" and 5B. "Operating and Financial Review and Prospects – Liquidity and Capital Resources" for a further discussion of information required by this item.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6 A.   DIRECTORS AND SENIOR MANAGEMENT

The following discloses the name, age (as of April 30, 2003) and principal position of each of the directors and executive officers of the Company:

Name	Age	Position
Chester F. Millar	74	Chairman, President and Director
John A. McCluskey	43	Chief Executive Officer, Vice President and Director
Stephen R. Stine	55	Chief Operating Officer, Vice President and Director
James M. McDonald	42	Director
Richard W. Hughes	68	Director
Sharon Fleming	52	Secretary

Chester F. Millar is a Professional Engineer and served as Chairman and a Director of Alamos Minerals from 1996 to the date of formation of the Company. He also served as President of Alamos Minerals from 1999 to the date of formation of the Company. Mr. Millar is a pioneer of bulk heap leaching gold production and the concept of large-scale bulk mining of low-grade deposits in the Western United States. Under his guidance, Afton Mines (1968-1973), Glamis Gold Ltd. ("Glamis") and Eldorado Gold Corporation ("Eldorado") grew from small producing operations to substantial mining companies. Mr. Millar served as Chairman of Glamis from 1985 to 1998 and Chairman of Eldorado between 1992 and 1994.

John A. McCluskey, a self-employed investor relations consultant, served as a Director of Alamos Minerals from May 1996 to the date of formation of the Company. Mr. McCluskey has a 20 year history in mining finance and management. He has served as the President and Chief Executive Officer of Grayd Resource Corporation since 1996, as a Director of Aurcana Corporation since July, 2002 and as Vice-President of Inca Pacific Resources Inc. from 1996 to 2002. He has also worked with Miramar Mining Corporation and Boron Chemical International Ltd. (now Atacama Minerals Corp.).

Stephen R. Stine, an experienced mine operator, served as a Director of Alamos Minerals from February 2002 to the date of formation of the Company. He has 31 years experience in management, engineering, development and operations with mining companies. He was involved with the development of the following mines: Bismark (Mexico), Cuajone (Peru), Rio Chiquito (Costa Rica) and Twin Buttes (Arizona). He was previously the President & C.E.O. of Laguna Gold Company from 1998 to 2000; Vice-President, First Dynasty Mines, Ltd. from 1994 to 1998; and General Manager of FMC Gold Company from 1991 to 1994.

James M. McDonald, a Professional Geologist, served as President of National Gold from December 1, 2002 to the date of formation of the Company, as Vice-President of Mineral Development of National Gold from March 2000 to November 30, 2002 and as a Director of National Gold from February 1997 to the date of formation of the Company. He has also held the following positions: Director of Black Bull Resources Ltd. ("Black Bull") from June 1997 to present; President of Black Bull from December 1997 to January 2001; Director of White Knight Resources Ltd. ("White Knight") from May 1989 to December 2000; President of White Knight from December 1992 to January 1996; and Director of Cactus West Explorations Ltd. (now DiscFactories Corporation) from 1994 to 1996.

Richard W. Hughes, served as a Director of National Gold from March, 2000 to the date of formation of the Company. He has over 30 years experience in the mineral exploration business, and was involved in the discovery of some of the largest Canadian gold mines, including the Golden Giant/Hemlo mine, the Sleeping Giant mines and the former Balmoral mines. He has served as President and Director of Hastings Management Corp. since 1987 and as a Director of the following companies: Kalahari Resources Inc., from February 1996 to present; Klondike Gold Corp. ("Klondike") from August 1985 to present; Sedex Mining Corp. ("Sedex") from November 1980 to present; Abitibi Mining Corp. ("Abitibi") from June 1983 to present; Neodym Technologies Inc. from February 1986 to present; Golden Goliath Resources Ltd. from June 1998 to present; Rio Fortuna Exploration Corp. from July 2002 to present; Radiant Resources Inc. (formerly Pacific Sapphire Company Ltd.) from August 1997 to present; Mark-Can Investments Corp from May 1988 to present; Amador Gold Corp. (formerly Parkside 2000 Resources Corp.) from December 2002 to present; and Rio Verde Industries Inc. from October 1999 to present. He also has served as President of Klondike from August 1985 to present, Sedex from 1980 to present, and Abitibi from June 1983 to present.

Sharon Fleming has previously served as Corporate Secretary for Alamos Minerals from 1996 to 2001. She has also served, or currently serves, as an administration officer for several public companies, including Doreal Energy Corporation, Grayd Resource Corporation, Inca Pacific Resources Inc., Buckeye Energy Corporation, Global Election Systems Inc. and Cee Bee Natural Gas Inc. She was previously a legal assistant for a Vancouver, British Columbia based law firm.

The Company is required to have an audit committee, the members of which are John McCluskey, James McDonald and Richard Hughes. See "Board Practices," below. The Company has an executive compensation committee, the members of which are Chester Miller, Richard Hughes and James McDonald. See "Board Practices," below. The Company does not have an executive committee.

There are no family relationships between any of the above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

6 B.   COMPENSATION

Effective February 21, 2003, the Predecessor Companies amalgamated to form the Company. Each shareholder of National Gold received one share of the Company for each 2.352 shares held and each shareholder of Alamos Minerals received one share of the Company for each two shares held. Outstanding stock options and warrants were converted on the same basis. The annual and long-term compensation and bonus in respect of the Chief Executive Officer ("CEO") and for each of the Predecessor Companies' four most highly compensated executive officers during the fiscal year ended December 31, 2002 (other than the CEO) whose total salary and bonus exceeds Cdn$100,000 (the "Named Executive Officers"), has been set out below.

Summary Compensation Table for the Year Ended December 31, 2002

Name	Salary	Bonus	Other Annual Compensation	Securities Under Options granted (#)(1)
Chester Millar(2)	Nil	Nil	Cdn$45,000(3)	1,000,000(4)(5)
John McCluskey(6)	Nil	Nil	US$87,500(3)	500,000(7)(8)
Albert Matter(9)	Cdn$144,000(10)	Cdn$25,000(11)	Nil	Nil
James M. McDonald(12)	Cdn$120,000(13)	Cdn$25,000(11)	Nil	Nil

(1)   Figures represent options granted during the fiscal year ended December 31, 2002.
(2)   Chairman and Director of Alamos Minerals from 1996 to the date of formation of the Company; President of Alamos Minerals from 1999 to the date of formation of the Company.
(3)   Consulting fees.
(4)   500,000 of these stock options were granted on June 3, 2002 with an exercise price of Cdn$0.58 and the remaining options were granted on July 22, 2002 with an exercise price of Cdn$0.50.
(5)   Effective February 21, 2003, these options were exchanged for 500,000 options of the Company on the basis of one option of the Company for each two options held.
(6)   Director of Alamos Minerals from 1996 to the date of formation of the Company.
(7)   300,000 of these stock options were granted on June 3, 2002 with an exercise price of Cdn$0.58 and the remaining options were granted on July 22, 2002 with an exercise price of Cdn$0.50.
(8)   Effective February 21, 2003, these options were exchanged for 250,000 options of the Company on the basis of one option of the Company for each two options held.
(9)   President, CEO and Director of National Gold from November, 1999 to December, 2002.
(10)   Pursuant to a service agreement, as amended, with a corporation controlled by Mr. Matter.
(11)   For past services rendered.
(12)   President of National Gold from December, 2002 to the date of formation of the Company; Vice-President of National Gold from March, 2000 to November 30, 2002.
(13)   Pursuant to a service agreement, as amended, with a corporation controlled by Mr. McDonald.

Option Grants During Year Ended December 31, 2002

The following table sets forth information concerning grants of stock options to Alamos Minerals' directors and executive officers during the fiscal year ended December 31, 2002:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year[1]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security) [2]	Expiration Date
Chester Millar	500,000(3) 500,000(4)	41%	$0.50(3) $0.58(4)	$0.63 $0.72	July 22, 2007 June 3, 2007
John McCluskey	200,000(5) 300,000(6)	10%	$0.50(5) $0.58(6)	$0.63 $0.71	July 22, 2007 June 3, 2007
Leonard Harris(7)	50,000(8) 65,000(9)	5%	$0.50(8) $0.58(9)	$0.63 $0.72	July 22, 2007 June 3, 2007
Nerio Cervantes(10)	50,000(11) 200,000(12)	10%	$0.50(11) $0.58(12)	$0.63 $0.72	July 22, 2007 June 3, 2007
Stephen Stine	50,000(13) 200,000(14)	10%	$0.50(13) $0.32(14)	$0.63 $0.43	July 22, 2007 Feb. 5, 2007

(1)   Percentage of all options granted by Alamos during the last fiscal year.

(2)   Market value of the Company's shares on the date of grant.

(3)   Effective February 21, 2003, these options were exchanged for 250,000 options of the Company at an increased exercise price of Cdn$1.00 on the basis of one option of the Company for each two options held.

(4)   Effective February 21, 2003, these options were exchanged for 250,000 options of the Company at an increased exercise price of Cdn$1.16 on the basis of one option of the Company for each two options held.

(5)   Effective February 21, 2003, these options were exchanged for 100,000 options of the Company at an increased exercise price of Cdn$1.00 on the basis of one option of the Company for each two options held.

(6)   Effective February 21, 2003, these options were exchanged for 150,000 options of the Company at an increased exercise price of Cdn$1.16 on the basis of one option of the Company for each two options held.

(7)   Director of Alamos Minerals from April 27, 1998 to February 21, 2003.

(8)   Effective February 21, 2003, these options were exchanged for 25,000 options of the Company at an increased exercise price of Cdn$1.00 on the basis of one option of the Company for each two options held.

(9)   Effective February 21, 2003, these options were exchanged for 32,500 options of the Company at an increased exercise price of Cdn$1.16 on the basis of one option of the Company for each two options held.

(10)   Director of Alamos Minerals from January 11, 1996 to February 21, 2003 and controller of the Company.

(11)   Effective February 21, 2003, these options were exchanged for 25,000 options of the Company at an increased exercise price of Cdn$1.00 on the basis of one option of the Company for each two options held.

(12)   Effective February 21, 2003, these options were exchanged for 100,000 options of the Company at an increased exercise price of Cdn$1.16 on the basis of one option of the Company for each two options held.

(13)   Effective February 21, 2003, these options were exchanged for 25,000 options of the Company at an increased exercise price of Cdn$1.00 on the basis of one option of the Company for each two options held.

(14)   Effective February 21, 2003, these options were exchanged for 100,000 options of the Company at an increased exercise price of Cdn$1.16 on the basis of one option of the Company for each two options held.

National Gold did not grant any options during the financial year ended December 31, 2002 to its directors or senior officers. However, National Gold's directors were reimbursed for miscellaneous out-of-pocket expenses incurred in carrying out their duties as directors and four of National Gold's non-executive directors received US$3,000 each as directors' fees in July, 2002

Neither of the Predecessor Companies had a material bonus or profit sharing plan pursuant to which cash or non-cash compensation was paid to the Predecessor Company's directors or executive officers.

No funds were set aside or accrued by either of the Predecessor Companies during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

6 C.   BOARD PRACTICES

Each of the Company's directors has served in their respective capacities since their election or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company. The Company's next annual general meeting is scheduled for June 26, 2003. The Company's board of directors appoints the executive officers annually following the annual general meeting to serve at the discretion of the board of directors.

There are no service contracts between a director of the Company and the Company or any subsidiary which provides for benefits upon termination of employment.

The only committees of the board of directors are the Audit Committee and the Compensation Committee.

Audit Committee: The Audit Committee is composed of two outside directors, James McDonald and Richard Hughes, and John McCluskey, the Company's Chief Executive Officer and Vice President. The role of the Audit Committee is to oversee the Company's financial reporting obligations, financial systems and disclosure and to act as a liaison between the board and the Company's auditors. The activities of the Audit Committee typically include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors.

Compensation Committee: The Compensation Committee consists of a majority of outside directors. The role of the Compensation Committee is primarily to administer the Company's Employees' and Directors' Stock Option Plan and to determine the remuneration of executive officers.

6 D.   EMPLOYEES

As of March 31, 2003, the Company has three full time employees: one full time employee in Vancouver who is the Controller for the Company, one full time employee in Toronto who is the Chief Executive Officer of the Company and one full time employee in Mexico who acts as a liaison with Mexican mining authorities and who assists with the Mexican permitting process. The Company employs additional full-time or part-time employees or consultants over the year to assist with the ongoing exploratory work at the Salamandra Property in Mexico. The Company is not subject to any collective bargaining agreements and believes its relationship with employees to be good.

6 E.   SHARE OWNERSHIP

The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. To the best of the Company's knowledge, the Company is not controlled by another corporation or any foreign government.

The following table lists, as of May 7, 2003, Directors and Executive Officers who beneficially own the voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Common	Chester F. Millar	326,500 common shares 675,000 options(2) 128,750 warrants (3)	0.95%
Common	John A. McCluskey	751,709 common shares 400,000 options(4) 50,000 warrants(5)	2.18%
Common	Stephen Stine	86,641 common shares 325,000 options(6)	0.25%
Common	James McDonald	398,604 common shares(7) 489,796 warrants(8)	1.16%
Common	Richard Hughes	55,981 common shares 14,881 options(9)	0.16%
Total Directors/Officers		1,619,435 common shares, 1,414,881 options and 668,546 warrants	4.70%

(1)   Common shares only. Based on 34,456,990 common shares outstanding as of June 26, 2003.

(2)   250,000 of these options have an exercise price of Cdn$1.16 and an expiration date of June 3, 2007; 250,000 of these options have an exercise price of Cdn$1.00 and an expiration date of July 22, 2007; and 175,000 of these options have an exercise price of Cdn$0.76 and an expiration date of January 30, 2008.

(3)   These warrants have an exercise price of Cdn$0.90 and an expiration date of July 22, 2003.

(4)   150,000 of these options have an exercise price of Cdn$1.16 and an expiration date of June 3, 2007; 100,000 of these options have an exercise price of Cdn$1.00 and an expiration date of July 22, 2007; and 150,000 of these options have an exercise price of Cdn$0.76 and an expiration date of January 30, 2008.

(5)   These warrants have an exercise price of Cdn$0.90 and an expiration date of July 22, 2003.

(6)   100,000 of these options have an exercise price of Cdn$0.64 and an expiration date of February 5, 2007; 25,000 of these options have an exercise price of Cdn$1.00 and an expiration date of July 22, 2007; and 200,000 of these options have an exercise price of Cdn$0.76 and an expiration date of January 30, 2008.

(7)   226,653 of these shares are held by Makwa Exploration Ltd. ("Makwa"), a corporation controlled by James McDonald. Makwa also holds 196,526 share purchase warrants.

(8)   52,083 of these warrants have an exercise price of Cdn$0.8232 and an expiration date of November 1, 2003; 171,981 of these warrants have an exercise price of Cdn$0.8232 and an expiration date of September 21, 2003; 180,698 of these warrants have an exercise price of Cdn$0.9408 and an expiration date of September 5, 2004; and 85,034 of these warrants have an exercise price of Cdn$1.29 and an expiration date of September 5, 2004.

(9)   These options have an exercise price of Cdn$0.71 and an expiration date of February 18, 2007.

Stock Option Plans

The Board of Directors of the Company have approved a stock option plan (the "Plan") based on the requirements provided in TSXV policy for an issuer listed on Tier 1 of the TSXV. The Plan was conditionally approved by the TSXV on May 15, 2003 and in relation to certain provisions of the Plan, was approved by the shareholders of the Company at its general meeting held on June 26, 2003. The Plan reserves a maximum of 20% of the issued shares of the Company as at the date shareholder approval was received. The material aspects of the Plan are as follows:

* the Plan limits the number of options to be granted to insiders as a group to 10% of the outstanding share capital on the date of the grant;

* the Plan limits the number of options granted to any one individual during a one year period to 5% to the outstanding share capital on the date of the grant;

* the Plan limits the exercise period of any option grant to 10 years from the date of grant, or such lesser period as determined by the Compensation Committee; and

* the Plan allows for amendments to stock options held by insiders subject to receipt of disinterested shareholder and regulatory approval of such amendments.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7 A.   MAJOR SHAREHOLDERS

To the best of the knowledge of the directors of the Company, there are no persons or companies who beneficially own, directly or indirectly, shares carrying 5% or more of the Company's voting rights attached to all outstanding shares of the Company as at June 26, 2003, except as follows:

5% or Greater Shareholders

Title of Class	Title of Class	Number of Shares Owned	Percent of Class
Common Shares	Prudent Bear Fund	1,933,334	5.61%

On July 11, 2002, July 19, 2002 and July 22, 2002, the Prudent Bear Fund acquired 1,333,334 common shares, 700,000 common shares and 500,000 common shares, respectively, of Alamos Minerals. Since July, 2002, the Prudent Bear Fund has purchased an additional 3,266,668 common shares of either Alamos Minerals or the Company and sold 3,866,668 common shares of either Alamos Minerals or the Company.

The voting rights of all shareholders are the same. The Company's major shareholders do not have different voting rights than other shareholders.

As of June 26, 2003, Pacific Corporate Trust Company reported that there were 34,456,990 common shares issued and outstanding. Of these common shares issued, 6,966,586 common shares were issued to United States residents (36 holders of record). A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

To the best of the directors' knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. There are no arrangements known, the operation of which may at a subsequent date result in a change of control of the Company.

7 B.   RELATED PARTY TRANSACTIONS

None of the directors, senior officers or principal shareholders of the Company and the Predecessor Companies, nor any associates or affiliates of the Company and the Predecessor Companies, have any material interest, direct or indirect in any transactions in which the Company or the Predecessor Companies have participated during the period commencing January 1, 2002 and ending on the date hereof which transactions were material to the Company, the Predecessor Companies or any of their subsidiaries, except as stated elsewhere in this report or as indicated below. See Item 6B above. None of the directors, senior officers or principal shareholders of the Company and the Predecessor Companies, or any associates or affiliates of the Company and the Predecessor Companies, were involved in any transaction with the Company, the Predecessor Companies or any of their subsidiaries, that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets.

Alamos Minerals Ltd. (Alamos Minerals)

Directors of Alamos Minerals were paid an aggregate of US$172,138 during Fiscal 2002 for management, investor relations, accounting and administrative services. These transactions have occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

On July 9, 2002, John McCluskey, then a director and officer of Alamos Minerals, and his wife subscribed by way of private placement for a total of 666,666 units of Alamos Minerals at a price of Cdn$0.15 per unit, with each unit consisting of one common share of Alamos Minerals and one non-transferable share purchase warrant. Each warrant entitled the holder thereof to purchase an additional common share of Alamos Minerals at a price of Cdn$0.20 per share for a period of nine months. Mr. McCluskey disclosed his interest in the transaction to Alamos Minerals' board of directors and abstained from voting on his interest in the transaction. The TSXV and the non-interested directors of Alamos Minerals approved the terms of the private placement.

On July 22, 2002, John McCluskey and Chester Millar, then both directors and officers of Alamos Minerals, subscribed by way of private placement for 100,000 units of Alamos Minerals and 257,500 units of Alamos Minerals, respectively, at a price of Cdn$0.40 per unit, with each unit consisting of one common share of Alamos Minerals and one non-transferable share purchase warrant. Each warrant entitled the holder thereof to purchase an additional common share of Alamos Minerals at a price of Cdn$0.45 per share for a period of one year. Messrs. McCluskey and Millar disclosed their respective interests in the transaction to Alamos Minerals' board of directors and abstained from voting on their interests in the transaction. The TSXV and the non-interested directors of Alamos Minerals approved the terms of the private placement.

National Gold Corporation (National Gold)

During Fiscal 2002, related parties of National Gold were paid an aggregate of Cdn$453,146 for wages and the reimbursement of deferred costs and administrative costs. These transactions have occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

On April 16, 2002, the following related parties of National Gold subscribed by way of private placement for a total of 682,000 units of National Gold at a price of Cdn$0.30 per unit, with each unit consisting of one common share of National Gold and one non-transferable share purchase warrant with two-year term.

Name of Related Party	*No. of Units*
Bruno Barde	80,000
Richard Hughes	47,000
Makwa Exploration Ltd. [1]	255,000
Albert Matter	300,000
Total:	682,000

(1)   Makwa Exploration Ltd. is a company controlled by Jim McDonald, then a director and officer of National Gold.

Each warrant entitled the holder thereof to purchase an additional common share of National Gold at a price of Cdn$0.40 per share during the first year and Cdn$0.60 per share during the second year. The interested directors disclosed their respective interests in the transaction to National Gold's board of directors and abstained from voting on their interests in the transaction. The TSXV and the non-interested directors of National Gold approved the terms of the private placement.

On April 16, 2002, the following related parties of National Gold also subscribed by way of another private placement for a total of 1,288,000 units of National Gold at a price of Cdn$0.30 per unit, with each unit consisting of one common share of National Gold and one non-transferable share purchase warrant with two-year term.

Name of Related Party	*No. of Units*
Carol Barde (1)	100,000
Richard Hughes	53,000
Tony Ker	310,000
Yasmin Ker (2)	100,000
Albert Matter	300,000
James McDonald	175,000
Susan McDonald (3)	250,000
Total:	1,288,000

(1)   Carol Barde is the wife of Bruno Barde, then a director of National Gold.
(2)   Yasmin Ker is the wife of Tony Ker, then a director of National Gold.
(3)   Susan McDonald is the wife of Jim McDonald, then an officer and director of National Gold.

Each warrant entitled the holder thereof to purchase an additional common share of National Gold at a price of Cdn$0.40 per share during the term of the warrant. The interested directors disclosed their respective interests in the transaction to National Gold's board of directors and abstained from voting on their interests in the transaction. The TSXV and the non-interested directors of National Gold approved the terms of the private placement.

On April 29, 2002, the following related parties of National Gold subscribed by way of private placement for a total of 284,000 units of National Gold at a price of Cdn$0.19 per unit, with each unit consisting of one common share of National Gold and one half of a non-transferable share purchase warrant with two-year term.

Name of Related Party	No. of Units
Bruno Barde	34,000
Richard Hughes	100,000
Susan McDonald (1)	50,000
Dmitry Tymkiw	100,000
Total:	284,000

(1)   Susan McDonald is the wife of Jim McDonald, then an officer and director of National Gold.

Each whole warrant entitled the holder thereof to purchase an additional common share of National Gold at a price of Cdn$0.25 per share during the first year and Cdn$0.35 per share during the second year. The interested directors disclosed their respective interests in the transaction to National Gold's board of directors and abstained from voting on their interests in the transaction. The TSXV and the non-interested directors of National Gold approved the terms of the private placement.

On June 21, 2002, the following related parties of National Gold subscribed by way of private placement for a total of 90,000 units of National Gold at a price of Cdn$0.45 per unit, with each unit consisting of one common share of National Gold and one non-transferable share purchase warrant with one-year term.

Name of Related Party	No. of Units
Bruno Barde	10,000
Richard Hughes	40,000
Robert Gardner	40,000
Total:	90,000

Every two warrants entitled the holder thereof to purchase an additional common share of National Gold at a price of Cdn$0.55 per share during the term of the warrants. The interested directors disclosed their respective interests in the transaction to National Gold's board of directors and abstained from voting on their interests in the transaction. The TSXV and the non-interested directors of National Gold approved the terms of the private placement.

On September 5, 2002, the following related parties of National Gold subscribed by way of private placement for a total of 538,501 units of National Gold and 18,500 flow-through units of National Gold, both at a price of Cdn$0.45 per unit.

Name of Related Party	No. of Units	No. of Flow-Through Units
Bruno Barde	6,000	6,000
Allan Gordon (1)	120,000	
Makwa Exploration Ltd. (2)	200,000	
Albert Matter	200,000	
Tony Ker	12,501	12,500
Total:	538,501	18,500

(1)   Mr. Gordon paid US$20,573 of the subscription price, and the balance was loaned to him by National Gold. National Gold deducted US$2,500 from Mr. Gordon's salary during a period of three months, leaving the remaining outstanding balance of Cdn$25,927. The remaining outstanding balance was due December 31, 2002 and was paid in full in January 2003.

(2)   Makwa Exploration Ltd. is a company controlled by Jim McDonald, then a director and officer of National Gold.

Each unit consisted of one common share of National Gold and one non-transferable share purchase warrant with two-year term, and each flow-through unit consisted of one flow-through common share of National Gold and one half of a non-transferable flow-through share purchase warrant with two-year term. Under Canadian tax legislation, a holder of flow-through common shares is entitled to receive from the issuer of the flow-through common shares a renouncement of certain Canadian exploration expenses incurred by the issuer, which exploration expenses the holder may deduct from the holder's income for the purpose of calculating the holder's income tax. Each warrant entitled the holder thereof to purchase an additional common share of National Gold at a price of Cdn$0.55 per share during the first year and Cdn$0.65 per share during the second year. Each whole flow-through warrant entitled the holder thereof to purchase an additional flow-through common share of National Gold at a price of Cdn$0.55 per share during the first year and Cdn$0.65 per share during the second year. The interested directors disclosed their respective interests in the transaction to National Gold's board of directors and abstained from voting on their interests in the transaction. The TSXV and the non-interested directors of National Gold approved the terms of the private placement.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. As stated above, management believes the transactions referenced above were on terms at least as favourable to the Company as the Company could have obtained from unaffiliated parties.

Except as set out in the table below, during the period commencing on January 1, 2002 and ending on the date hereof, there have been no outstanding loans or guarantees made by the Company or the Predecessor Companies to or for the benefit of any of the directors or senior officers of the Company the Predecessor Companies or any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, the Predecessor Companies nor any associate or affiliate of any of the foregoing persons, or any other persons.

National Gold Corporation (National Gold)

Name and Position	Largest Amount Outstanding to National Gold during Fiscal 2002	Amount Outstanding as of May 1, 2003
Matfam Holdings Inc.	Cdn$68,730.50	Nil
Makwa Exploration Ltd.	Cdn$50,000.00	Nil
Allen Gordon, Former Vice President, Engineering	Cdn$33,427.00	Nil
Jorge Villasenor	Cdn$30,000.00	Nil

Matfam Holdings Inc. is a company controlled by Albert Matter, a former director of National Gold. The amount constitutes prepaid consulting services. All indebtedness was repaid by December 2002.

Makwa Exploration Ltd. is a company controlled by James McDonald, a former director and President of National Gold and a director of the Company. This amount constitutes prepaid consulting services. The indebtedness was repaid in full as of December, 2002.

Mr. Gordon subscribed for 120,000 units of National Gold at a price of US$0.45 per unit for a total price of Cdn$54,000. Mr. Gordon paid US$20,573 of the subscription price, and the balance was loaned to him by National Gold. National Gold deducted US$2,500 from Mr. Gordon's salary during a period of three months, leaving the remaining outstanding balance of US$25,927. The remaining outstanding balance was due December 31, 2002 and was paid in full during January 2003.

National Gold loaned to Mr. Villasenor Cdn$30,000 to purchase 100,000 National Gold shares at a price of Cdn$0.30 per share. The loan was to be repaid by deducting Cdn$2,500 per month from Mr. Villasenor's consulting fee of Cdn$10,000 per month. Mr. Villasenor has repaid the loan in full during the first quarter of 2003.

7 C.   INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

8 A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements as required under this Item 8 are attached hereto and found immediately following the text of this Registration Statement. The audit report of De Visser Gray, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

8 B.   SIGNIFICANT CHANGES

There have been no significant changes of financial condition since the most recent interim financial statements dated March 31, 2003.

ITEM 9.   THE OFFER AND LISTING

9 A.   OFFER AND LISTING DETAILS

Except as set forth below, the information called for in this Item is not applicable in an Annual Report on Form 20-F.

The price range of the Common shares of the Company and the Common shares of Alamos Minerals on Tier 1 of the TSXV during the periods indicated below were as follows:


TSX Venture Exchange
Common Share Trading Activity


	- Sales - Canadian Dollars	
Period	**High**	**Low**
Fiscal Year Ended 12/31/2002	$0.92	$0.25
Fiscal Year Ended 12/31/2001	$0.38	$0.05
Fiscal Year Ended 12/31/2000	$0.21	$0.06
Fiscal Year Ended 12/31/1999	$0.40	$0.00
Fiscal Year Ended 12/31/1998	$0.85	$0.22
Quarter Ended 3/31/2003	$0.59(1)/$1.40(2)	$0.28(1)/$0.96(2)
Quarter Ended 12/31/2002	$0.50	$0.28
Quarter Ended 09/30/2002	$0.82	$0.40
Quarter Ended 06/30/2002	$0.92	$0.36
Quarter Ended 03/31/2002	$0.49	$0.25
Quarter Ended 12/31/2001	$0.38	$0.25
Quarter Ended 09/30/2001	$0.07	$0.05
Quarter Ended 06/30/2001	$0.10	$0.06
Quarter Ended 03/31/2001	$0.08	$0.06
Month Ended 05/31/2003	$1.19	$1.04
Month Ended 04/30/2003	$1.30	$1.00
Month Ended 03/31/2003	$1.40	$1.10
Month Ended 02/28/2003	$0.56(3)/$1.18(4)	$0.47(3)/$0.96(4)
Month Ended 01/31/2003	$0.59	$0.39

(1) For the period between January 1, 2003 and February 20, 2003, inclusive, in respect of Alamos Minerals' common shares.
(2) For the period between February 21, 2003 and March 31, 2003, inclusive, in respect of the Company's common shares.
(3) For the period between February 1, 2003 and February 20, 2003, inclusive, in respect of Alamos Minerals' common shares.
(4) For the period between February 21, 2003 and February 28, 2003, inclusive, in respect of the Company's common shares.

The closing price of the Common Shares on June 24, 2003 was $1.12 on the TSXV. There is no public market for the Company's Common Shares in the United States.

9 B.   PLAN OF DISTRIBUTION

Not applicable.

9 C.   MARKETS

The Company's post-amalgamation shares were called for trading as "AGI" on Tier 1 of the TSXV on February 21, 2003. Prior to February 21, 2003, Alamos Minerals' shares traded as "AAS" on the TSXV and National Gold's shares traded as "NGT" on the TSXV.

9 D.   SELLING SHAREHOLDERS

Not applicable.

9 E.   DILUTION

Not applicable.

9 F.   EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

10 A.   SHARE CAPITAL

Not applicable.

10 B.   MEMORANDUM AND ARTICLES

The Company was formed on February 21, 2003 (Certificate of Amalgamation #664416) upon the amalgamation of Alamos Minerals and National Gold under the Company Act, by the filing of its Memorandum and Articles with the Registrar of Companies on February 21, 2003. The Company's objects and purposes are unrestricted.

Directors have unlimited power to borrow funds for the general good of the Company. There is no mandatory retirement age nor must directors own any common stock in the Company to be eligible to be a director. Directors are entitled to set their own compensation by passing an ordinary resolution establishing the same. Directors may not vote on any matter in which they are materially interested. There must be a majority of directors who are ordinarily resident in Canada.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act. Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Company Act contain provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principal corporate actions that require a "special resolution" include:

a) Transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b) Giving financial assistance under certain circumstances;
c) Certain conflicts of interest by Directors;
d) Disposing of all/substantially all of Company's undertakings;
e) Removing Director before expiration of his term of office;
f) Certain alterations of share capital;
g) Changing the Company name;
h) Altering any restrictions on the Company's business; and
i) Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company's stock can only be altered by a Special Shareholders' meeting.

Subject to Article 9.1 and to the Company Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint. In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting. A general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

Not less than 21 days' notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company. But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Any person who beneficially owns, directly or indirectly, or exercises control and direction over, at least 10% of the Company's issued and outstanding common shares must disclose their holdings of the Company's common shares to the British Columbia Securities Commission and the TSXV.

10 C.   MATERIAL CONTRACTS

Set forth is a list of each material contract, other than the contracts entered into in the ordinary course of the Company's business, to which the Company or its affiliates are parties entered into during the past two years. Each such contract is further described in the section cross referenced below.

	DESCRIPTION OF CONTRACT	SECTION IN WHICH CONTRACT IS DESCRIBED
1.	Asset Purchase Agreement dated December 21, 2002 among Minera San Augusto, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold	4B. Business Overview – National Gold Corporation – Operations and Activities, 2000 - 2003
2.	Amendment to Asset Purchase Agreement dated March 23, 2001 among Minera San Augusto, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A de C.V.) and National Gold	As above
3.	Second Amendment Agreement dated August 21, 2001 among Minas de Oro Nacional (then known as O.N.C. de Mexico S.A de C.V.), Tenedoramex, Kennecott, National Gold and Albert Matter	As above
4.	Secured Debenture dated as of January 1, 2001, due December 31, 2004 executed by Minas de Oro Nacional (then known as O.N.C. de Mexico S.A de C.V.) and in favour of Tenedoramex	As above
5.	Secured Debenture dated as of January 1, 2001, due December 31, 2004 executed by Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and in favour of Kennecott	As above
6.	Royalty for Technical Expertise Agreement executed March 23, 2001 among Tenedoramex, Kennecott and Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.)	As above
7.	Amended and Restated Assignment and Assumption Agreement effective March 23, 2001 among Minera San Augusto, Kennecott, Tenedoramex, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold	As above
8.	Amended and Restated Option and Joint Venture Agreement dated October 17, 2001 among Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.)	As above
9.	Letter Agreement dated October 17, 2002 among National Gold, Alamos Minerals, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and Bienvenidos	As above
10.	Convertible Note dated October 17, 2002 issued by National Gold in favour of Alamos Minerals	As above
11.	Letter Agreement dated October 23, 2002 between Alamos Minerals and National Gold in respect of the merger of Alamos Minerals and National Gold	As above
12.	Amalgamation Agreement dated December 16, 2002 between Alamos Minerals and National Gold	As above
13.	Loan Agreement dated January 30, 2003 among Alamos Minerals, H. Morgan & Company and National Gold	4B. Business Overview – Alamos Minerals Ltd. – Operations and Activities, 2000 - 2003
14.	Guarantee dated January 30, 2003 executed by National Gold in favour of H. Morgan & Company	4B. Business Overview – National Gold Corporation – Operations and Activities, 2000 – 2003
15.	General Security Agreement dated January 30, 2003 between Alamos Minerals and H. Morgan & Company	4B. Business Overview – Alamos Minerals Ltd. – Operations and Activities, 2000 – 2003
16.	General Security Agreement dated January 30, 2003 between National Gold and H. Morgan & Company	4B. Business Overview – National Gold Corporation – Operations and Activities, 2000 – 2003
17.	Share Pledge Agreement dated January 30, 2003 between Alamos Minerals and H. Morgan & Company	4B. Business Overview – Alamos Minerals Ltd. – Operations and Activities, 2000 – 2003
18.	Share Pledge Agreement dated January 30, 2003 between National Gold and H. Morgan & Company	4B. Business Overview – National Gold Corporation – Operations and Activities, 2000 - 2003

The Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The *Investment Canada Act* (the "*IC Act*") governs acquisitions of Canadian business by a non-Canadian person or entity. The *IC Act* requires a non-Canadian (as defined in the *IC Act*) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The *IC Act* provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1.   If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding US$179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the *IC Act* to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the *IC Act* are applicable.

2.   If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding US$5,000,000 and any indirect acquisition having an asset value exceeding US$50,000,000 is reviewable.

3.   If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the *IC Act* are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the *IC Act*: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the *IC Act*. However, under the *IC Act*, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the *IC Act*, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the *IC Act* provides for formal notification under the *IC Act* of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

10 E.   TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company's opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the *Income Tax Act* of Canada and the regulations thereunder (collectively, the "Tax Act" or "ITA")and the Canada-United States Tax Convention (the "Tax Convention") as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Management urges each shareholder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Federal Income Tax Consequences

The summary below pertains to the case of a holder (a "Holder") of one or more common shares ("Common Shares") who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm's length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include three quarters (two thirds for dispositions after February 27, 2000 and before October 18, 2000 and one half after October 18, 2000) of the capital gain ("taxable capital gain") in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three quarters (two thirds for disposition after February 27, 2000) of any capital loss ("allowable capital loss") arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation—Certain Canadian Federal Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code. If a partnership or other "pass-through" entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a "functional currency" other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares of the Company, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at "Disposition of Common Shares of the Company" below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10%of the total voting power and the total value of the Company's outstanding shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. **U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company's common shares.**

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. **The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.**

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. If the common shares of the Company are held for more than five years, a lower long-term capital gains tax rate may apply. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC") In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "U.S. property." The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. **The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.**

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

The Company believes that each of Alamos Minerals and National Gold qualified as a PFIC for the fiscal year ended December 31, 2002, and may have qualified as a PFIC in prior years, and the Company may qualify as a PFIC in subsequent years. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF").

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

QEF Election

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year. However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

10 F.   DIVIDENDS AND PAYING AGENTS

Not applicable.

10 G.   STATEMENT BY EXPERTS

Not applicable

10 H.   DOCUMENTS ON DISPLAY

The Company is required to file financial statements and other information with the Securities Commission in the Provinces of British Columbia, Alberta and Ontario, electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

Copies of any documents referred to in this Annual Report and filed with the SEC may be inspected at the head office of the Company during normal business hours by giving 48 hours notice to the Corporate Secretary at the following address:

> Alamos Gold Inc.
> Suite 1400, 400 Burrard Street
> Vancouver, British Columbia V7X 1A6
> Canada

10 I.   SUBSIDIARY INFORMATION

Not required.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not enter into any hedging transactions or hold any derivative instruments

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

As of a date within 90 days prior to the date of this report (the "Evaluation Date"), the Company conducted an evaluation (under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Since the Evaluation Date, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls, nor have there been any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable for the period covered by this annual report.

ITEM 16B. CODE OF ETHICS

Not applicable for the period covered by this annual report.


PART III


ITEM 17.   FINANCIAL STATEMENTS

The Company's financial statements are stated in United States Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in a footnote to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of De Visser Gray, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

ITEM 18, FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to instructions of Item 17 of Form 20-F.

ITEM 19. EXHIBITS

(A)   Financial Statements

Alamos Gold Inc. Financial Statements

Auditor's Report dated May 14, 2003

Consolidated Balance Sheets as at March 31, 2003 (unaudited) and December 31, 2002 and 2001 (audited)

Consolidated Statements of Operations and Deficit for the three months ended March 31, 2003 and 2002 (unaudited) and for the years ended December 31, 2002, 2001 and 2000 (audited)

Consolidated Statements of Cash Flows for the three months ended March 31, 2003 and 2002 (unaudited) and for the years ended December 31, 2002, 2001 and 2000 (audited)

Consolidated Statements of Deferred Costs for the three months ended March 31, 2003 (unaudited) and for the years ended December 31, 2002, 2001 and 2000 (audited)

Notes to the Financial Statements

National Gold Corporation Financial Statements

Auditor's Report dated May 1, 2003

Consolidated Balance Sheets as at December 31, 2002 and 2001

Consolidated Statements of Operations and Deficit for the years ended December 31, 2002, 2001 and 2000

Consolidated Statement of Cash Flows for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Deferred Costs for the years ended December 31, 2002, 2001 and 2000

Notes to the Financial Statements

Alamos Gold Inc. Pro-Forma Consolidated Financial Statements

Compilation Report dated June 27, 2003

Pro-Forma Consolidated Balance Sheet as at December 31, 2002

Pro-Forma Consolidated Statements of Operations and Deficit for the year ended December 31, 2002

Notes to the Financial Statements

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS (CONT.)
(B)   Index to Exhibits:

	Exhibit Number
1. Certificate of Amalgamation	1.1
Memorandum and Articles	See Schedules A and B of Exhibit 4.11
2. Instruments defining the rights of holders of the securities being registered – N/A	
3. Voting Trust Agreements – N/A	
4. Material Contracts –	
Asset Purchase Agreement dated December 21, 2002 among Minera San Augusto, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold	4.1
Amendment to Asset Purchase Agreement dated March 23, 2001 among Minera San Augusto, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold	4.2
Second Amendment Agreement dated August 21, 2001 among Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.), Tenedoramex, Kennecott, National Gold and Albert Matter	4.3
Secured Debenture dated as of January 1, 2001, due December 31, 2004 executed by Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and in favour of Tenedoramex	4.4
Secured Debenture dated as of January 1, 2001, due December 31, 2004 executed by Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and in favour of Kennecott	4.5
Royalty for Technical Expertise Agreement executed March 23, 2001 among Tenedoramex, Kennecott and Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.)	4.6
Amended and Restated Assignment and Assumption Agreement effective March 23, 2001 among Minera San Augusto, Kennecott, Tenedoramex, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold	4.7
Amended and Restated Option and Joint Venture Agreement dated October 17, 2001 among Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.)	4.8
Letter Agreement dated October 17, 2002 among National Gold, Alamos Minerals, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and Bienvenidos	4.9
Convertible Note dated October 17, 2002 issued by National Gold in favour of Alamos Minerals	See Schedule B in Exhibit 4.9
Letter Agreement dated October 23, 2002 between Alamos Minerals and National Gold in respect of the merger of Alamos Minerals and National Gold	4.10
Amalgamation Agreement dated December 16, 2002 between Alamos Minerals and National Gold	4.11
Loan Agreement dated January 30, 2003 among Alamos Minerals, H. Morgan & Company and National Gold	4.12
Guarantee dated January 30, 2003 executed by National Gold in favour of H. Morgan & Company	4.13
General Security Agreement dated January 30, 2003 between Alamos Minerals and H. Morgan & Company	4.14
General Security Agreement dated January 30, 2003 between National Gold and H. Morgan & Company	4.15
Share Pledge Agreement dated January 30, 2003 between Alamos Minerals and H. Morgan & Company	4.16
Share Pledge Agreement dated January 30, 2003 between National Gold and H. Morgan & Company	4.17
5. List of Foreign Patents – N/A	
6. Calculation of earnings per share – N/A	
7. Explanation of calculation of ratios – N/A	
8. List of subsidiaries	8.1
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A	
10. Notice required by Rule 104 of Regulation BTR – N/A	
11. Code of Ethics – N/A	
12. Other documents	Notice of Annual General Meeting dated May 20, 2002	Incorporated by reference(1)
	Information Circular dated May 20, 2003	Incorporated by reference(1)
	Instrument of Proxy	Incorporated by reference(1)
	Consent of Independent Auditors	12.4
	Consent of Behre Dolbear & Company Ltd.	12.5
	Consent of Pincock, Allen & Holt	12.6
99.1 Certification of ceo pursuant to 18 u.s.c. §1350, as adopted pursuant to section 906 of the sarbanes-oxley act of 2002	99.1
99.2 Certification of cfo pursuant to 18 u.s.c. §1350, as adopted pursuant to section 906 of the sarbanes-oxley act of 2002	99.2

(1)   As filed with Form 6K dated June 12, 2003.

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

Consolidated Financial Statements

March 31, 2003
March 31, 2002
(unaudited)

and

December 31, 2002
December 31, 2001
December 31, 2000
(audited)

(Stated in U.S. Dollars)

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Alamos Gold Inc. *(formerly Alamos Minerals Ltd.)*

We have audited the consolidated balance sheets of Alamos Gold Inc. *(formerly Alamos Minerals Ltd.)* as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, cash flows and deferred costs for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
May 14 , 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated May 14, 2003, is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the Auditor's report when these are adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
May 14, 2003

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Consolidated Balance Sheets
(Stated in U.S. Dollars)

	March 31,	December 31,	
	2003	2002	2001
	(unaudited)	*(audited)*	*(audited)*
	$	$	$

ASSETS

Current Assets

Cash and cash equivalents	1,215,152	487,289	287,970
Amounts receivable	88,657	39,033	22,087
Advances and prepaid expenses	36,411	12,822	19,496
Due from related party (note 6)	-	450,522	-
	1,340,220	989,666	329,553
Long-term investments (note 5)	3,169	3,169	9,007
Capital assets (note 3)	141,210	72,369	78,743
Deferred costs (statement, note 4)	15,832,757	4,956,412	1,496,971
	17,317,356	6,021,616	1,914,274

LIABILITIES

Current Liabilities

Accounts payable and accrued liabilities	209,690	123,393	27,015
Due to related parties	5,589	-	-
	215,279	123,393	27,015
Note payable (note 11)	3,750,000	1,769,565	-
Liability to issue shares (note 9(d))	45,205	-	564,279
	4,010,484	1,892,958	591,294

SHAREHOLDERS' EQUITY

Share capital (note 9(a))	20,878,466	11,583,910	8,338,027
Deficit	(7,571,594)	(7,455,252)	(7,015,047)
	13,306,872	4,128,658	1,322,980
	17,317,356	6,021,616	1,914,274

Approved by the Board of Directors:

/s/ Chester F. Millar   /s/ Jim McDonald

Chester F. Millar   Jim McDonald

See accompanying notes to consolidated financial statements

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Consolidated Statements of Operations and Deficit
(Stated in U.S. Dollars)

	For the three months ended March 31,		For the years ended December 31,		
	2003 *(unaudited)* $	2002 *(unaudited)* $	2002 *(audited)* $	2001 *(audited)* $	2000 *(audited)* $
Revenue					
Gold sales (note 4(c))	-	-	-	146,474	69,504
Expenses					
Amortization	2,282	5,769	25,449	31,954	43,728
Management Fees	27,250	54,516	129,828	4,846	-
Foreign exchange (gain) loss	(138,987)	(14,546)	(15,496)	12,072	(8,989)
Legal, audit and accounting	90,573	13,762	196,840	83,343	79,009
Office and administration	106,993	10,874	42,254	29,759	39,976
Property investigation	-	-	6,753	338,941	-
Shareholder communications	9,328	1,180	26,667	6,933	4,522
Travel and accommodation	8,992	-	13,105	798	6,426
Trust and filing	11,845	1,250	13,130	5,360	4,531
Loss on sale of investments	-	-	-	13,502	-
Write-down of investments	-	-	5,838	-	73,330
Write-off of deferred costs	-	-	-	-	3,553,028
Write-off of capital assets	-	-	-	-	4,452
Interest income	(1,934)	(422)	(4,163)	(13,734)	(44,299)
	116,342	72,383	440,205	513,774	3,755,714
Loss for the period/year	(116,342)	(72,383)	(440,205)	(367,300)	(3,686,210)
Deficit, beginning of period/year	(7,455,252)	(7,015,047)	(7,015,047)	(6,647,747)	(2,961,537)
Deficit, end of period/year	(7,571,594)	(7,087,430)	(7,455,252)	(7,015,047)	(6,647,747)
Loss per share (note 8)	$ (0.00)	$ (0.01)	$ (0.04)	$ (0.05)	$ (0.50)
Weighted average number of shares outstanding	24,978,588	7,439,015	10,336,231	7,439,015	7,439,015

See accompanying notes to consolidated financial statements

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Consolidated Statements of Cash Flows
(Stated in U.S. Dollars)

	For the three months ended March 31,		For the years ended December 31,		
	2003 *(unaudited)* $	2002 *(unaudited)* $	2002 *(audited)* $	2001 *(audited)* $	2000 *(audited)* $
Cash Provided by (Used for):					
Operating Activities					
Net loss for the period/year	(116,342)	(72,383)	(440,205)	(367,300)	(3,686,210)
Adjustments for items not involving cash:					
Amortization	2,282	5,769	25,449	31,954	43,728
Loss on sale of investment	-	-	-	13,502	-
Write-down of long term investments	-	-	5,838	-	73,330
Write-off of deferred costs	-	-	-	-	3,553,028
Write-off of capital assets	-	-	-	-	4,452
	(114,060)	(66,614)	(408,918)	(321,844)	(11,672)
Changes in non-cash working capital components:					
Amounts receivable	7,276	(11,790)	(16,946)	(13,124)	1,468
Advances and prepaid expenses	(23,590)	6,297	6,674	(3,174)	(4,201)
Accounts payable and accrued liabilities	(92,620)	(12,844)	96,378	(15,057)	10,811
	(222,994)	(84,951)	(322,812)	(353,199)	(3,594)
Investing Activities					
Advances to related party	-	-	(450,522)	-	-
Deferred costs	(2,439,577)	(238,150)	(1,689,876)	(496,971)	(504,395)
Purchase of capital assets	(5,374)	-	(19,075)	(6,539)	(6,057)
	(2,444,951)	(238,150)	(2,159,473)	(503,510)	(510,452)
Financing Activities					
Proceeds from long term debt	3,750,000	-	-	-	-
Liability to issue shares	-	-	-	564,279	-
Proceeds from the issue of common shares	1,294,556	184,662	2,681,604	-	-
Proceeds from sale of investments	-	-	-	13,168	-
Payment of note payable*	(1,769,565)	-	-	-	-
	3,274,991	184,662	2,681,604	577,447	-
Cash acquired from amalgamation with National Gold	120,817	-	-	-	-
Net increase (decrease) in cash and cash equivalents	727,863	(138,439)	199,319	(279,262)	(514,046)
Cash and cash equivalents - beginning of period/year	487,289	287,970	287,970	567,232	1,081,278
Cash and cash equivalents - end of period/year	1,215,152	149,531	487,289	287,970	567,232

Supplementary Information
* *Of the note payable of U.S.$3,539,130 (CDN$5,583,333) for the acquisition of the Salamandra project, $1,769,565*
  was paid by National Gold prior to the amalgamation. Refer to Note 9 for non-cash investing and financing activities.
Shares issued as a finder's fee: 2002 - 471,617 shares at $84,099

See accompanying notes to consolidated financial statements


ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Consolidated Statements of Deferred Costs
(Stated in U.S. Dollars)


	December 31, 2000	Expenditures 2001	December 31, 2001	Expenditures 2002	December 31, 2002	Expenditures 2003	March 31, 2003
	(audited)	*(audited)*	*(audited)*	*(audited)*	*(audited)*	*(unaudited)*	*(unaudited)*
	$	$	$	$	$	*$*	$
MEXICO							
Salamandra Project							
Acquisition	-	414,592	414,592	2,713,516	3,128,108	(*)10,717,681	13,845,789
Exploration							
Mine administration	-	-	-	61,205	61,205	9,770	70,975
Analytical	-	-	-	15,943	15,943	2,545	18,488
Field work & supplies	-	32,701	32,701	520,556	553,257	84,252	637,509
Geological	-	27,144	27,144	105,999	133,143	46,222	179,365
Claims maintenance	-	15,907	15,907	4,415	20,322	3,244	23,566
Travel & accommodation	-	4,667	4,667	35,476	40,143	10,467	50,610
	-	495,011	495,011	3,457,110	3,952,121	10,874,181	14,826,302
La Fortuna Property							
Acquisition	295,300	-	295,300	-	295,300	-	295,300
Exploration							
Analytical	28,714	-	28,714	-	28,714	-	28,714
Field work & supplies	347,776	-	347,776	-	347,776	-	347,776
Geological	226,336	-	226,336	-	226,336	-	226,336
Claims maintenance	66,678	1,960	68,638	2,331	70,969	2,164	73,133
Travel & accommodation	35,196	-	35,196	-	35,196	-	35,196
	1,000,000	1,960	1,001,960	2,331	1,004,291	2,164	1,006,455
Total	1,000,000	496,971	1,496,971	3,459,441	4,956,412	10,876,345	15,832,757

* *refer to note 10.*


See accompanying notes to consolidated financial statements


ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Notes to Consolidated Financial Statements
(Stated in U.S. Dollars)

1. **NATURE AND CONTINUANCE OF OPERATIONS**

The Company's activity is the acquisition and exploration of property interests that are considered sites of potential economic mineralization. At December 31, 2002, the Company's principal property interest is the Salamandra Project in Mexico. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property.

The Company does not generate cash flow from operations to fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

The Company acquired and amalgamated with National Gold corporation ("National") on February 21, 2003, whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held, and the shareholders of National received one share of the amalgamated Company for each 2.352 shares of National they held. The acquisition for as a purchase amalgamated company.

Refer to note 10.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Mineral Property Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These mineral property costs will be amortized on the unit-of-production basis over the estimated useful life of the properties, or written-off if the properties are abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period. Actual results could differ from those estimates.

The Company's investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values.

Capital Assets

Capital assets are recorded at cost and are amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software. Leasehold improvements are amortized on a straight-line basis over 10 years.

Translation of Foreign Currency

The United States dollar is the functional currency of all of the Company's active operations which are classified as integrated for foreign currency translation purposes. Under this method translation gains or losses are included in the determination of net income.

Income Taxes

The Company accounts for future tax assets and liabilities for tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

Financial Instruments and Financial Risk

The Company's financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Share capital issued for non-monetary consideration is recorded at the fair market value of the shares on the date of the agreement to issue the shares was entered into a determined by the Board of Directors of the Company, based on the trading price of the shares on the TSX Venture Exchange.

The proceeds from shares issued under flow-through share financing agreements are credited to share capital and the tax benefits of these explorations expenditures are transferred to the purchaser of the shares.

Costs incurred to issue shares are deducted from share capital.

(Stated in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Stock-based Compensation Plan

The Company has a stock-based compensation plan as described in note 9(e). Effective January 1, 2002 the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation.

The Company has adopted the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

Long-Term Investments

Long-term investments are carried at cost as they are considered to be non-current assets that the Company intends to hold for a period of greater than one year. If there is a loss in value that is other than temporary, defined as existing over two consecutive year ends, these investments are written-down to their estimated market values.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and balances with banks as well as highly liquid short-term investments. The Company considers all highly liquid short-term investments with terms to maturity of less than three months to be cash equivalents.

3. CAPITAL ASSETS

	March 31, 2003 *(unaudited)*		
	Cost $	Accumulated Amortization $	Net Book Value $
Exploration equipment	537,401	418,253	119,148
Office equipment	31,837	19,683	12,154
Computer equipment	17,140	7,232	9,908
	586,378	445,168	141,210

	December 31,					
	2002			2001		
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Exploration equipment	470,468	405,158	65,310	451,214	381,295	69,919
Office equipment	23,195	17,962	5,233	23,195	16,653	6,542
Computer equipment	6,817	4,991	1,826	6,817	4,535	2,282
	500,480	428,111	72,369	481,226	402,483	78,743

(Stated in U.S. Dollars)

4. MINERAL PROPERTY COSTS

The Company's properties are located in Canada and Mexico and its interest in these properties is maintained under agreements with the titleholders. The Company is satisfied that evidence of title to each of its mineral properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on the properties.

a) **State of Sonora, Mexico**
Salamandra Project

National Gold Corporation ("National") acquired a 100% interest in this project, which comprises approximately 15,000 hectares, in consideration for the payment of Cdn$11,154,011 in acquisition costs and assigned expenses, payable as follows: the payment of $250,000 (paid), the assumption of non-interest bearing promissory notes aggregating $2,750,000 due within sixty days after the price of gold has averaged U.S. $300 per ounce for six months or December 31, 2008 (paid), the assumption of a non-interest bearing debenture for $7,500,000 maturing ninety days after the price of gold averages U.S. $325 per ounce for nine months or December 31, 2010 (reduced to $5,583,333 (paid subsequently), and the assumption and payment of U.S. $420,000 in liabilities (paid).

The property is subject to a sliding scale net smelter royalty ("NSR") on the first 2,000,000 ounces of production. The royalty commences at 1.0% NSR when the price of gold is less than U.S.$300 per ounce rising to 5% NSR when the price of gold exceeds U.S. $400 per ounce. Sliding scale minimum quarterly payments of $25,500 are due when the price of gold is equal to or less than U.S. $275 per ounce, rising to $150,000 per quarter if the price of gold exceeds U.S.$375 per ounce.

During the year, the Company entered into an agreement with National whereby the Company earned a 50% interest in the property by spending $2.375 million on acquisition and exploration expenditures, the payment of 50% of all the obligation due by National under the National's original Assets Purchase Agreement and to pay to National $2,000,000 within 48 months of the Company becoming the Register Operator of the properties in

During the year, the Company entered into an agreement with National whereby the Company earned a 50% interest in the property by spending $2.375 million on acquisition and exploration expenditures, the payment of 50% of all the obligation due by National under the National's original Assets Purchase Agreement and to pay to National $2,000,000 within 48 months of the Company becoming the Register Operator of the properties in Mexico.

b) **La Fortuna Property**
Durango, Mexico

The Company owns a 100% interest in three mineral concessions, covering approximately 606 hectares, which were written-down in 2000 to their estimated fair value of $1 million.

c) **San Antonio Property**
Sonora, Mexico

The Company had an option to earn up to a 70% interest in this property acquired by purchasing 2,100,000 shares of Laminco Resources Inc. ("LRI"), a Canadian public company listed on the Toronto Stock Exchange.

During 2001, the Company received an aggregate of CDN$146,474 and in 2000 CDN$69,504 from the sale of gold obtained from test leaching operations conducted on the property. At December 31, 2001, the Company abandoned its interest in this property and wrote-off all deferred costs.

Refer to note 5.

d) **Other Properties**

The Company had a 34.4% interest in various mineral properties in Mexico and Peru, which were written-off in 2000.

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Notes to Consolidated Financial Statements
(Stated in U.S. Dollars)

5. LONG-TERM INVESTMENTS

The Company owns 100,000 common shares of Duran Ventures Ltd., carried at an adjusted cost of $3,169 and net of a $5,838 write down to market value at December 31, 2002. During 2001, the Company sold the 210,000 shares of Zaruma Resources Inc. it owned for proceeds of $13,168, realizing a loss on their sale of $13,502. Zaruma Resources Inc., previously known as Laminco Resources Inc., consolidated its issued share capital on a ten for one basis during 2000. During the 2000 fiscal year these shares were written-down to an estimated realizable value of $26,670.

Refer to note 4(c).

6. RELATED PARTY TRANSACTIONS

Directors of the Company were paid an aggregate of $60,535 during the period ended March 31, 2002 and $172,138 during the year ended December 31, 2002 (2001 - $33,846; 2000 - $38,685) for management, investor relations, accounting and administrative services. These transactions have occurred in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

During the year ended December 31, 2002, the Company lent Cdn$675,000 to National under an unsecured convertible note bearing interest at 12% per annum, maturing on October 18, 2003 and convertible into shares of National at Cdn$0.29 per share. The purpose of the note was to fund National's portion of property payments due. At the statement date National owns Alamos Cdn$749,454.

7. SEGMENTED INFORMATION

	March 31,	As at December 31,		
	2003 (unaudited) $	2002 $	2001 $	2000 $
Assets by geographic segment, at cost:				
Mexico	16,217,331	3,340,056	1,575,314	1,120,385
Canada	1,100,025	911,995	318,960	611,967
	17,317,356	4,252,051	1,894,274	1,732,352

8. LOSS PER SHARE

Loss per share has been calculated using the weight-average number of shares outstanding during the year. Diluted loss per share has not been disclosed as it is anti-dilutive.

(Stated in U.S. Dollars)

9. SHARE CAPITAL

a) Authorized share capital of the Company consists of 100,000,000 common shares without par value.

	Number of Shares	Total
		$
Issued at December 31, 2001 and 2000	14,878,030	8,338,027
Exercise of stock options	100,000	31,018
Private placements for cash	17,175,000	*3,130,766
Issued for finder's fees	471,617	84,099
Issued at December 31, 2002	32,624,647	11,583,910
Warrants exercised	7,078,617	1,061,971
	39,703,264	12,645,881
Consolidation (2:1)	(19,851,632)	-
Acquisition of National Gold	13,373,291	8,000,000
Stock options exercised	79,720	29,793
Warrants exercised	336,010	202,792
Issued at March 31, 2003 (unaudited)	33,640,653	20,878,466

** net of issue costs of $84,099*

b) Stock options outstanding at March 31, 2003 are as follows:

Number	Expiry Date	Exercise Price
		Cdn$
67,500	June 8, 2003	1.30
42,517	February 23, 2006	0.47
95,663	April 25, 2006	0.45
100,000	February 5, 2007	0.64
14,881	February 18, 2007	0.71
632,500	June 3 2007	1.16
500,000	July 22, 2007	1.00
600,000	January 30, 2008	0.76
75,000	March 13, 2008	0.92
2,128,061		

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Notes to Consolidated Financial Statements
(Stated in U.S. Dollars)

9.   SHARE CAPITAL *(continued)*

Stock options outstanding at December 31, 2002 are as follows:

Number	Expiry Date	Exercise Price
		$
135,000	June 8, 2003	0.65
200,000	February 7, 2007	0.32
1,265,000	June 4, 2007	0.58
1,000,000	July 22, 2007	0.50
2,600,000		

Summary of Stock Option activity:

| | March 31, 2003 (unaudited) | | December 31, | | | |
| | | | 2002 | | 2001 | |
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$		$
Balance, beginning of period	2,600,000	0.53	860,000	0.47	710,000	0.51
Consolidation (2:1)	(1,300,000)	0.53	-	-	-	-
Amalgamation	232,781	0.78	-	-	-	-
Granted	675,000	0.55	2,265,000	0.54	200,000	0.32
Exercised	(79,720)	0.50	(100,000)	0.48	-	-
Expired	-	-	(425,000)	0.48	(50,000)	0.47
Balance, end of period	2,128,061	0.93	2,600,000	0.53	860,000	0.47

c)   Warrants outstanding at March 31, 2003 are as follows:

Number	Expiry Date	Exercise Price
		Cdn$
212,585	June 6, 2003	1.29
708,617	June 21, 2003	1.29
2,088,794	July 22, 2003	0.90
487,663	September 21, 2003	0.82
2,562,500	October 11, 2003	0.90
107,355	November 1, 2003	0.82
63,776	February 20, 2004	1.06
842,687	April 16, 2004	0.94
546,982	April 16, 2004	1.41
310,374	April 29, 2004	0.82
212,585	May 7, 2004	0.94
558,025	July 19, 2004	0.56
747,165	September 5, 2004	1.06
9,449,108		

(Stated in U.S. Dollars)

9. SHARE CAPITAL *(continued)*

c) Warrants outstanding at December 31, 2002 are as follows:

Number	Expiry Date	Exercise Price
		$
6,186,667	April 11, 2003	0.20
1,123,500	July 19, 2004	0.28
5,211,450	July 22, 2003	0.45
12,521,617		

d) **Liability to issue shares**

The company had agreed to pay a $135,000 finder's fee by the issue of 300,000 pre-amalgamation shares of National Gold, 225,000 shares had been issued and the balance of $45,205 is to be paid by the issue of 31,888 post-amalgamation warrants of the Company, convertible to 31,888 shares of the Company without further payment.

At December 31, 2001, the Company had entered into private placement agreements to issue 6,000,000 common shares at a price of CDN$0.15 per share, for an aggregate CDN$900,000 (US$564,279). These shares were issued in 2002 upon the receipt of regulatory consent.

e) **Stock-based compensation**

The fair value of stock options determined in the calculation of compensation express is estimated using the Black-Scholes Option Pricing Model which following assumptions; risk-free interest rate - 4.3% (December 31, 2002- 4.5%) expected dividend yield - Nil; expected stock price volatility - 47% (December 31, 2002 - 47%); and expected option life - 5 years (December 31, 2002 - 5 years).

The pro forma effect on net loss and loss per share for the period ended March 31, 2003, for the stock options granted to directors and employees using the fair value method, is as follows:

	Net loss for the period	Basic and diluted loss per share
	$	$
Reported	(116,342)	0.00
Pro-forma	(385,445)	0.01

The pro forma effect on net loss and loss per share for the period ended December 31, 2002, for the stock options granted to directors and employees using the fair value method, is as follows:

	Net loss for the period	Basic and diluted loss per share
Reported	$ (440,205)	$ (0.02)
Pro-forma	$ (993,656)	$ (0.05)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Notes to Consolidated Financial Statements
(Stated in U.S. Dollars)

10. ACQUISITION OF NATIONAL GOLD

The Company acquired on February 21, 2003, all of the outstanding shares of National Gold Corporation ("National"), the Company's joint venture partner on the Salamandra property, by the issue off 13,373,291 shares of the Company valued at $8,000,000. The acquisition has been accounted by the purchase method and the operating results of National are included in the consolidated statement of operation from the effective date of the acquisition.

Details of assets and liabilities acquired are as follows:

	$
Cash	120,817
Accounts received and prepaid expenses	56,900
Deferred costs (Salamandra Property)	4,328,466
Capital assets	65,749
Accounts payable	(184,506)
Due to Alamos Gold	(2,314,055)
Net assets acquired	2,073,371
Value allocated to mineral properties	5,926,629
Share consideration	8,000,000

11. NOTE PAYABLE

The Company arranged a loan of CDN$5.7 million, of which CDN$5.6 million was used to dischage the CDN$7,500,000 of debentures issued by National to acquire the Salamandra Project. These debentures were discounted to CDN$5.6 million upon prepayment on Janurary 31, 2003.

12. INCOME TAXES

At December 31, 2002 the Company has non-capital losses of approximately CDN$1,200,000 and capital losses of approximately $127,073 in Canada and CDN$1,060,000 in Mexico available to reduce taxable income for future years. The potential future tax benefits of these amounts have not been reflected in the financial statements as their utilization cannot be considered likely.

13, CONTINGENCIES

1) A claim has been made against the Company for damages under a mineral property acquisition agreement that the Company did not complete. The plaintiff has claimed loss of U.S. $105,000. The Company denies the claim and has not made any provision for it in the financial statements. Any amount ultimately paid in connection with any settlement will be recorded in the accounts at the time of payment.

2) The Company has reduced the surface area of the Salamandra Projet that is leased from the local Ejido of the village of Mulatos as allowed under the lease. The reduction in the surface area under lease is being challenged by the Ejido in the Agrarian Court. The Company is continuing with certain of its obligations under the lease and does not anticipate a material unfavourable outcome.

3) A claim has been made against the Company a former director and senior officer of National who is demanding CDN$285,000 and the vesting of 600,000 pre-amalgamation stock options. The Company denies is has any liability and accordingly has not accrued any amount for the claims. Should any amount ultimately be paid it will be recorded in the accounts at the time of payment.

(Stated in U.S. Dollars)

14. SUBSEQUENT EVENTS

In addition to information disclosed elsewhere in these financial statements, the following occurred during the period subsequent to December 31, 2002:

a) The Company acquired and amalgamated with National Gold Corporation ("National") on February 21, 2003 whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held and the shareholders of National received one share of the amalgamated Company for each 2.352 shares of National they held. The acquisition has been accounted for as a purchase with Alamos identified as the acquirer as the shareholders of Alamos received 53% of the shares of the amalgamated company.

b) The Company arranged a loan of Cdn$5.7 million, of which Cdn$5.6 million was used to discharge the Cdn$7,500,000 of debentures issued by National to acquire the Salamandra Project. These debentures were discounted to Cdn$5.6 million upon prepayment. The loan matures in February 2009, bears interest at 12% per annum and can be repaid in full after February 2005 or up to 50% at anytime.

c) The Company granted stock options to purchase up to 1,200,000 shares, exercisable at a price of $0.38 per share up to January 30, 2008.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

- Under Canadian GAAP mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (f) are inclusive of the pro-forma impact on line items in these financial statements that would result from the application of U.S. accounting principles to deferred costs.

	March 31,		December 31,		
	2003	2002	2002	2001	2000
	(unaudited)	*(unaudited)*	*(audited)*	*(audited)*	*(audited)*
	$	$	$	$	$
a) **Assets**					
Deferred Costs					
Deferred costs following Canadian GAAP	15,832,757	1,735,121	4,956,412	1,496,971	1,000,000
Less deferred costs	(15,832,757)	(1,735,121)	(4,956,412)	(1,496,971)	(1,000,000)
Deferred costs following U.S. GAAP	-	-	-	-	-
b) **Operations**					
Net loss following Canadian GAAP	(116,342)	(72,383)	(440,205)	(367,300)	(3,686,210)
Deferred costs expensed under U.S. GAAP	(10,876,345)	(238,150)	(2,440,344)	(496,971)	(504,395)
Imputed interest charges under U.S. GAAP	-	-	(75,047)	-	-
Deferred costs written-off under Canadian GAAP	-	-	-	-	3,553,028
Net loss under U.S. GAAP	(10,992,687)	(310,533)	(2,955,596)	(864,271)	(637,577)
c) **Deficit**					
Closing deficit under Canadian GAAP	(7,571,594)	(8,087,430)	(7,455,252)	(7,015,047)	(6,647,747)
Adjustment to deficit for deferred costs written-off under U.S. GAAP, net of impact of discounted debt under U.S. GAAP	(15,832,757)	(1,735,121)	(3,937,315)	(1,496,971)	(1,000,000)
Adjustment for imputed interest under U.S. GAAP	-	-	(75,047)	-	-
Closing deficit under U.S. GAAP	(23,404,351)	(9,822,551)	(11,467,614)	(8,512,018)	(7,647,747)

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Notes to Consolidated Financial Statements
(Stated in U.S. Dollars)

15. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) *(continued)*

		March 31,		December 31,		
		2003	2002	2002	2001	2000
		(unaudited)	*(unaudited)*	*(audited)*	*(audited)*	*(audited)*
		$	$	$	$	$
d)	**Cash Flows - Operating Activities**					
	Cash applied to operations under Canadian GAAP	(222,994)	(84,951)	(322,812)	(353,199)	(3,594)
	Add net loss following Canadian GAAP	116,342	72,383	440,205	367,300	3,686,210
	Less net loss following U.S. GAAP	(10,992,687)	(310,533)	(2,955,596)	(864,271)	(637,577)
	Less deferred costs written-off under Canadian GAAP	-	-	-	-	(3,553,028)
	Add non-cash deferred expenditures expensed under US GAAP	8,436,768	-	750,468	-	-
	Add non-cash imputed interest on note charged under U.S. GAAP	-	-	75,047	-	-
	Cash applied to operations under U.S. GAAP	(2,662,571)	(323,101)	(2,012,688)	(850,170)	(507,989)
e)	**Cash Flows - Investing Activities**					
	Cash applied to investments under Canadian GAAP	(2,444,951)	(238,150)	(2,159,473)	(503,510)	(510,452)
	Add cash deferred costs expensed under U.S. GAAP	2,439,577	238,150	1,689,876	496,971	504,395
	Cash applied to investments under U.S. GAAP	(5,374)	-	(469,597)	(6,539)	(6,057)
6)	**Loss Per Share**					
	Basic and diluted loss per share under U.S. GAAP	$ (0.44)	$ (0.04)	$ (0.38)	$ (0.12)	$ (0.09)
7)	**Note Payable**					
	Note payable - Canadian GAAP	-	-	1,769,565	-	-
	Discount from face amount for imputed interest under U.S. GAAP	-	-	(1,019,097)	-	-
	Interest expense recognized currently	-	-	75,047	-	-
	Note payable - U.S. GAAP	-	-	825,515	-	-

- **Other US/Canadian GAAP Differences - Discounted note payable and imputed interest**

  Under U.S. GAAP all debts exchanged for properties are presumed to include interest stipulated at a fair rate. If no interest rate is stated then the note is valued as its net presented value as determined by discounting future payments at an imputed rate of interest. Under Canadian GAAP non-interest bearing notes payable are not required to be valued at their net present value and accordingly no interest is required to be imputed on the debt.

  At December 31, 2002, the Company's 50% portion of the CDN $5.6 million carrying cost of a debenture originally issued by National to acquire the Salamandra Project (issued initially for CDN $7.5 million) is payable upon the average price of gold attaining a certain price over a specified period of time or December 31, 2010. The Company has imputed an interest rate of 10% per annum on the note and estimated the principal repayment dates based upon a current projection of gold prices to those dates.

  Refer to items b), c), d) and g) above for the pro-forma impact of imputed interest charges under U.S. GAAP to these financial statements.

15. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) *(continued)*

- **Flow-Through Shares**

  Under U.S. GAAP, the issue of shares at a discount or premium market price will result in a U.S./CDN GAAP difference. A liability is recognized on the sale if flow-through shares for the premium obtained by the Company, if any, of the sale price per share over the market value at the time of issuance. Under Canadian GAAP, no such premium is recognized. Upon renunciation of the flow-through share proceeds to investors, the liability under U.S. GAAP is reversed and the Company recognizes a deferred tax benefit for this amount. The Company follows the policy of renouncing fully to investors the proceeds of all flow-through share financing received during the year, whether the underlying exploration expenditures have been incurred or not, as at is fiscal year end, which coincides with the person taxation year of individuals in Canada. All current and historical issuances of flow-through shares by the Company have been based on the market price of the shares as they last traded on the TSX Venture Exchange on the date that each agreement to issue shares was made. Accordingly, the absence of a discounted or premium to market value on issuance results in no current impact on these financial statements from the application of U.S. GAAP in respect to flow-through shares.

NATIONAL GOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
December 31, 2001
December 31, 2000

(Expressed in Canadian dollars)

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of National Gold Corporation

We have audited the consolidated balance sheets of National Gold Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, cash flows and deferred costs for each of the three years then ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
May 1, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated May 1, 2003, is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
May 1, 2003

NATIONAL GOLD CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	
	2002	2001
	$	$

ASSETS

Current Assets		
Cash	157,977	75,407
Amounts receivable	70,598	32,543
Prepaid expenses	15,011	8,510
	243,586	116,460
Reclamation Bond (note 4)	-	1,000
Capital assets (note 3)	123,605	177,670
Deferred costs (note 4)	5,807,493	11,287,014
	6,174,684	11,582,144

LIABILITIES

Current Liabilities		
Accounts payable	262,801	211,955
Current portion of lease payable (note 8)	-	10,537
Due to related parties (note 5)	4,664	42,416
	267,465	264,908
Due to related party (note 5)	745,454	-
Long term portion of lease obligation (note 8)	-	5,268
Notes payable (note 4)	2,791,667	10,250,000
Liability to issue shares (note 6(e and d))	135,000	259,500
	3,939,586	10,779,676

SHAREHOLDERS' EQUITY

Share capital (note 6(a))	7,071,223	2,930,131
Contributed surplus (note 6(b))	327,573	-
Special warrants (note 6(d))	-	74,950
Deficit	(5,163,698)	(2,202,613)
Continuing operations (note 1)	2,235,098	802,468
	6,174,684	11,582,144

Approved by the Board of Directors:

/s/ Jim McDonald /s/ Richard Hughes

Director Director

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

	Years Ended December 31,		
	2002	2001	2000
	$	$	$
Expenses			
Accounting, audit and legal	369,619	226,583	89,050
Amortization	33,633	35,129	13,756
Automobile	-	4,630	-
Bank charges and interest	8,114	133,313	1,262
Consulting, inclusive of stock-based compensation (note 6(b))	387,902	112,051	78,549
Foreign exchange	31,233	(5,671)	-
General exploration	2,267	64,333	48,905
Interest income	(5,801)	(17,903)	(13,389)
Investor relations	559,668	298,098	36,983
Office and miscellaneous	133,512	207,465	57,286
Rent	84,343	81,818	25,518
Repairs and maintenance	3,086	-	-
Telephone	22,449	11,618	5,575
Travel and promotion	242,891	133,732	38,899
Trust and filing	64,628	26,552	20,545
Utilities	-	3,378	-
Wages	494,110	201,281	35,083
Write-off of capital assets	36,113	-	-
Write-off of deferred costs	493,318	-	-
Net loss for the year	(2,961,085)	(1,516,407)	(438,022)
Deficit - beginning of year	(2,202,613)	(686,206)	(248,184)
Deficit - end of year	(5,163,698)	(2,202,613)	(686,206)
Loss per share (note 7)	$ (0.12)	$ (0.14)	$ (0.10)
Weighted average number of shares outstanding	24,107,364	10,882,003	4,506,301

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

| | Years Ended December 31, | | |
	2002 $	2001 $	2000 $
Cash Provided by (Used for):			
Operating Activities			
Net loss for the year	(2,961,085)	(1,516,407)	(438,022)
Adjustments for items not involving cash:			
Amortization	33,633	35,129	13,756
Stock compensation expense	327,573	-	-
Write-off of capital assets	36,113	-	-
Write-off of deferred costs	492,318	-	-
Write-off of reclamation bond	1,000	-	-
	(2,070,448)	(1,481,278)	(424,266)
Changes in non-cash working capital components:			
Accounts receivable	(38,055)	(19,525)	(9,012)
Prepaid expenses	(6,501)	(8,287)	9,777
Accounts payable	104,096	159,679	11,754
Due to related parties	(61,048)	23,849	5,085
	(2,071,956)	(1,325,562)	(406,662)
Investing Activities*			
Acquisition of capital assets	(15,681)	(147,463)	(42,660)
Mineral property exploration costs	(566,199)	(450,271)	(317,909)
Mineral property acquisition costs	(347,081)	(243,326)	(89,408)
Purchase of reclamation bond	-	-	(1,000)
	(928,961)	(841,060)	(450,977)
Financing Activities*			
Option payment received	-	100,000	-
Liability to issue shares	-	259,500	-
Lease payments	(15,805)	(10,537)	(10,090)
Loan payments	(612,500)	-	-
Proceeds from issuance of Special Warrants	-	1,451,100	653,350
Proceeds from issuance of share capital	3,711,792	328,375	30,000
	3,083,487	2,128,438	673,260
Net cash provided (used) during the year	82,570	(38,184)	(184,379)
Cash - beginning of year	75,407	113,591	297,970
Cash - end of year	157,977	75,407	113,591

*** Supplemental disclosures of non-cash investing and financing activities - notes 4, 6 and 12**

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION
Consolidated Statement of Deferred Costs
(Expressed in Canadian dollars)

	Expenditures during 2000	Balance December 31, 2000	Net Expenditures	Balance December 31, 2001	Net Expenditures / (Recoveries/ Write offs)	December 31, 2002
	$	$	$	$	$	$
MEXICO						
Salamandra Project						
Acquisition costs	54,408	54,408	10,382,326	10,436,734	(5,560,308)	4,876,426
Geological and geophysical	69,572	69,572	334,133	403,705	157,440	561,145
Camp, accommodation and travel	11,829	11,829	48,767	60,596	67,081	127,677
Engineering	27,610	27,610	23,861	51,471	134,016	185,487
Mapping and recording	5,909	5,909	31,760	37,669	2,064	39,733
Other	12,485	12,485	-	12,485	4,540	17,025
	181,813	181,813	10,820,847	11,002,660	(5,195,167)	5,807,493
CANADA						
BRITISH COLUMBIA						
McNeil Property						
Acquisition costs	35,000	35,000	5,000	40,000	(40,000)	-
Geological and geophysical	49,425	49,425	437	49,862	(49,862)	-
Camp, accommodation and travel	5,034	5,034	1,148	6,182	(6,182)	-
Drilling	49,478	49,478	-	49,478	(49,478)	-
Mapping and recording	3,818	3,818	165	3,983	(3,983)	-
Other	11,935	11,935	-	11,935	(11,935)	-
	154,690	154,690	6,750	161,440	(161,440)	-
Zinger Property						
Acquisition costs	5,000	5,000	20,100	25,100	(25,100)	-
Geological and geophysical	46,361	46,361	591	46,952	(46,952)	-
Mapping and recording	11,450	11,450	2,377	13,827	(13,827)	-
Other	320	320	-	320	(320)	-
	63,131	63,131	23,068	86,199	(86,199)	-
Jackleg Property						
Acquisition costs	-	-	17,000	17,000	(17,000)	-
Geological and geophysical	10,340	10,340	4,462	14,802	(14,802)	-
Mapping and recording	2,343	2,343	2,570	4,913	(4,913)	-
	12,683	12,683	24,032	36,715	(36,715)	-
Total mineral property costs	412,317	412,317	10,874,697	11,287,014	(5,479,521)	5,807,493

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

1.   NATURE OF OPERATIONS AND GOING CONCERN

The Company is involved in the acquisition and exploration of property interests that are considered sites of potential economic mineralization. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body to finance its exploration and development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the properties.

At December 31, 2002, the Company had a working capital deficiency of $23,879. The Company does not generate cash flow from operations to fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets my decline materially from current estimates.

The Company amalgamated with its joint venture partner, Alamos Minerals Ltd. subsequent to the statement date and changed its name to Alamos Gold Inc.

Refer to notes 4 and 14.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. As described in note 15, these principles differ in certain respects from principles and practices generally accepted in the United States. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiary.

Financial Instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the instruments approximate their carrying values due to their short-term nature. Financial risk is the risk arising from fluctuations in foreign currency exchange rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period. Actual results could differ from those estimates.

The Company's investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Defered Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Foreign Currency Translation

The Company translates its accounts denominated in foreign currencies as follows: monetary assets and liabilities at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at their applicable historical rates. Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization which is translated at historical rates.

Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

Share Capital

Share capital issued for non-monetary consideration is recorded at the fair market value of the shares on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company, based on the trading price of the shares on the TSX Venture Exchange.

The proceeds from shares issued under flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

Costs incurred to issue shares are deducted from share capital.

Stock-based Compensation Plan

The Company has a stock-based compensation plan as described in note 6(b). Effective January 1, 2002 the Company has adopted the new Recommendations of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation.

The Company has adopted the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Capital Assets

Capital assets are recorded at cost and are amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software. Leasehold improvements are amortized on a straight-line basis over 10 years.

Income Taxes

The Company accounts for future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

3. **CAPITAL ASSETS**

	December 31, 2002			December 31, 2001		
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization$	Net Book Value $
	5,735	928	4,807	5,735	430	5,305
	87,757	14,203	73,554	87,757	6,582	81,175
	14,102	5,706	8,396	14,102	2,644	11,458
	19,659	3,939	15,720	19,659	2,062	17,597
	9,955	1,611	8,344	9,955	747	9,208
	313	152	161	5,721	5,478	243
	15,407	2,784	12,623	84,210	31,526	52,684
	152,928	29,323	123,605	227,139	49,469	177,670

*   *The amount is inclusive of assets held under a capital lease. Refer to note 8.*

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

4. DEFERRED COSTS

The Company's properties are located in Canada and Mexico and its interest in these properties is maintained under agreements with the titleholders. The Company is satisfied that evidence of title to each of its mineral properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on these properties.

MEXICO
STATE OF SONORA
Salamandra Project
The Company acquired a 100% interest in this project, which comprises approximately 15,000 hectares, in consideration for the payment of Cdn$11,154,011 in acquisition costs and assigned expenses, payable as follows: the payment of $250,000 (paid), the assumption of non-interest bearing promissory notes aggregating $2,750,000 due within sixty days after the price of gold has averaged U.S. $300 per ounce for six months or December 31, 2008 (paid), the assumption of a non-interest bearing debenture for $7,500,000 maturing ninety days after the price of gold averages U.S. $325 per ounce for nine months or December 31, 2010 (reduced to $5,583,333 and paid subsequently), and the assumption and payment of U.S. $420,000 in liabilities (paid). Refer to note 5.

The property is burdened with a sliding scale net smelter royalty ("NSR") on the first 2,000,000 ounces of production. The royalty commences at 1.0% NSR when the price of gold is less than U.S. $300 per ounce rising to 5% NSR when the price of gold exceeds U.S. $400 per ounce. Sliding scale minimum quarterly advance royalty payments of $25,500 are due when the price of gold is equal to or less than U.S. $275 per ounce, rising to $150,000 per quarter if the price of gold exceeds U.S. $375 per ounce.

During the year, the Company entered into an agreement with Alamos Minerals Ltd. ("Alamos") whereby Alamos earned a 50% interest in the property by spending $2.375 million on acquisition and exploration expenditures, the payment of 50% of all the obligations due by the Company under the Company's original Asset Purchase Agreement and to pay to the Company $2,000,000 within 48 months of Alamos becoming the Registered Operator of the properties in Mexico.

Refer to note 14(a).

CANADA
BRITISH COLUMBIA
Mc Neil Creek Property
The Company had an option to acquire a 50% interest in 68 claims by the payment of $30,000 (paid) the issuance of 25,000 common shares (issued), and the further issuance of 75,000 common shares in three tranches over 48 months and the completion of $1,000,000 in exploration expenditures over the same period. The Company abandoned the property during the year.

Zinger Property
The Company had two agreements to acquire a 100% interest in 22 claims, by issuing 500,000 common shares (50,000 shares issued), incurring $750,000 in exploration costs prior to November 30, 2005, making a cash payment of $1,000 (paid) and issuing an additional 40,000 common shares (10,000 shares issued) prior to September 29, 2003. The Company abandoned the property during the year.

Jackleg/Tac Property
The Company had an agreement to acquire a 100% interest in 36 claims by making a $10,000 cash payment (paid), issuing 225,000 common shares (45,000 issued) and incurring $750,000 in exploration costs prior to November 30, 2005. The Company abandoned the property during the year.

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

5. RELATED PARTY TRANSACTIONS

These transactions have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended December 31, 2002, related parties were paid an aggregate of $453,146 for wages, and the reimbursement of deferred costs and administrative costs, they are owed an aggregate of $4,664 at December 31, 2002.

During the year ended December 31, 2001, related parties were paid an aggregate of $385,892 (2000 - $242,849) for deferred and administration costs and are owed $42,416 (2000 - $18,567) at year end.

A director of the Company is also the president of Sedex Mining Corp., the titleholder of the McNeil property.

During 2002, the Company borrowed $675,000 from Alamos under an unsecured convertible note bearing interest at 12% per annum, maturing on October 18, 2003 and convertible into shares of the Company at $0.29 per share. The purpose of the note was to fund the Company's portion of the property payments due. At the statement date the Company owes Alamos $745,454.

Refer to notes 4 and 14(a).

6. SHARE CAPITAL

1) Authorized share capital consists of:
    2. Unlimited number of common voting shares without nominal or par value
    3. Unlimited number of first preferred shares
    4. Unlimited number of second preferred shares

	December 31,					
	2002		2001		2000	
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		$		$		$
Issued - Beginning of year	17,578,983	2,930,131	5,235,000	371,156	4,850,000	318,156
Warrants	878,000	231,300	696,250	223,375	60,000	18,000
Bonus shares	150,000	* -	-	-	-	-
Private placements	7,440,832	2,232,560	-	-	-	-
Short form offering	3,333,333	*1,342,932	-	-	-	-
Special Warrants	249,832	74,950	11,017,733	2,199,500	-	-
Exercise of stock options	830,000	164,500	525,000	105,000	300,000	30,000
Shares for services	188,000	53,250	-	-	-	-
Shares issued for mineral property	135,000	41,600	105,000	31,100	25,000	5,000
Issued - End of year	30,783,980	7,071,223	17,578,983	2,930,131	5,235,000	371,156

* *net of cash share issue costs of $157,068. The Company also issued 150,000 bonus shares in connection with the completion of this offering, the $67,500 value of which is netted to share capital as an issue cost.*

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

b)   **Stock Options**

	December 31,					
	2002		2001		2000	
	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
		$		$		$
Fixed options						
Balance at beginning of year	1,582,000	0.20	1,175,000	0.22	300,000	0.10
Granted	1,755,000	0.37	1,262,000	0.19	1,175,000	0.22
Expired/Cancelled	(1,659,500)	0.38	(330,000)	0.20	-	-
Exercised	(830,000)	0.20	(525,000)	0.20	(300,000)	0.10
Outstanding and exercisable at end of fiscal year	847,000	0.21	1,582,000	0.20	1,175,000	0.22

During the year ended December 31, 2002 the Company has recorded the fair value of the 1,755,000 options granted as stock-based compensation expense of $327,573. This fair value is estimated using the Black-Scholes Option Pricing Model with the following assumptions risk-free interest rate 3.5 - 4%; expected stock price volatility 40%; expected option life in years 3 - 5.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

Number Outstanding	Exercise Price	Expiry Date
	$	
35,000	0.30	February 18, 2007
100,000	0.27	October 2, 2005
100,000	0.20	February 23, 2006
337,500	0.19	April 25, 2006
200,000	0.19	April 26, 2006
75,000	0.30	March 4, 2007
847,500		

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

6. **SHARE CAPITAL** *(continued)*

3) **Warrants**

Number Outstanding	Exercise Price	Expiry Date
	$	
2,166,667	0.55	June 21, 2003
1,297,001	0.35	September 21, 2003
262,500	0.35	November 1, 2003
2,182,000	0.40	April 16, 2004
1,541,500	0.40/0.60	April 16, 2003/2004
1,000,000	0.25/0.35	April 29, 2003/2004
500,000	0.40	May 7, 2004
1,776,083	0.55/0.65	September 5, 2003/2004
10,725,751		

4) During 2001, the Company received $259,500 for 1,730,000 common shares at $0.15 per common share for a private placement subject to regulatory consent. These shares were issued in the subsequent year.

During the comparative fiscal year, the Company had received $648,350 for the issue of 2,831,165 Special Warrants. During the current year, 2,521,133 Special Warrants, which had originally been issued at prices ranging from $0.20 - $0.30 each, were converted to units comprised of one share and one share purchase warrant exercisable at prices ranging from $0.30 - $0.45 per share over two years.

5) At December 31, 2002 the Company has agreed to settle $135,000 of debt by the issue of 150,000 shares and 150,000 share purchase warrants. These shares were issued during the period subsequent to year end.

7. **LOSS PER SHARE**

Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Diluted loss per share has not been disclosed as it is anti-dilutive.

8. **LEASE OBLIGATION**

Schedule of future minimum lease payments due for a 40-month capital lease for computer hardware.

	December 31, 2003		
	2002 $	2001 $	2000 $
Year ending December 31, 2001	-	-	10,537
Year ending December 31, 2002	-	10,537	10,537
Year ending December 31, 2003	-	5,268	5,268
Balance of lease obligation	-	15,805	26,342
Current portion	-	10,537	10,537
Long term portion	-	5,268	15,805
	-	15,805	26,342

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

9. INCOME TAXES

The Company has unclaimed Canadian resource deductions of approximately $238,000 at December 31, 2002, which can be applied, subject to certain restrictions, against future taxable income, and non-capital loss carryforwards at December 31, 2002 of approximately $4,000,000, which expire from 2003 to 2009 and which can be applied against future taxable income. The Company's subsidiary has Mexican non-capital and capital loss carryforwards at December 31, 2002 of approximately $453,600, which can be applied against future taxable income. The potential future tax benefits of these amounts have not been reflected in the financial statements as their utilization cannot be considered likely.

10. COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform with the current year's financial statement presentation.

11. CONTINGENT LIABILITIES

A claim has been made against the Company by a former director and senior officer who is demanding US $150,000 and the vesting of 600,000 stock options. The Company denies it has any liability and accordingly has not accrued any amount for the claims. Should any amount ultimately be paid they will be recorded in the accounts at the time of payment.

The Company has reduced the surface area of the Salamandra Project that is leased from the local Ejido of the village of Mulatos as allowed under the lease. The reduction in the surface area under lease is being challenged by the Ejido in the Agrarian Court. The Company is continuing with certain of its obligations under the lease and does not anticipate any material unfavourable outcome.

12. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2002, the Company issued 135,000 common shares for $41,600 under the terms of a mineral property agreement, 1,730,000 common shares for $259,500 by private placement, 188,000 common shares for $53,250 for services provided, and Special Warrants were converted into 249,832 common shares for which proceeds of $74,950 had been received previously.

During the fiscal year ended December 31, 2001, the Company issued 105,000 (2000 - 25,000) of its common shares for $31,100 (2000 - $5,000) under the terms of a mineral property acquisition agreement, and Special Warrants were converted into 3,293,333 (2000 - 60,000) common shares of which $748,400 of proceeds had been received in 2000.

During the year ended December 31 2000, the Company acquired assets under a capital lease at an original cost of $36,432.

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

13. SEGMENTED INFORMATION

	As at December 31,	
	2002	2001
	$	$
Assets by geographic segment, at cost:		
Mexico	5,970,020	11,180,085
Canada	204,664	402,059
	6,174,684	11,582,144

14. SUBSEQUENT EVENTS

In addition to any items disclosed elsewhere in these notes, the following occurred in the period subsequent to December 31, 2002:

a) The Company amalgamated with Alamos Minerals Ltd ("Alamos") on February 21, 2003, whereby the shareholders of the Company received one share of the amalgamated Company for every 2.352 shares of the Company held and the shareholders of Alamos received one share of the amalgamated Company for each 2 shares of Alamos they held. The acquisition has been accounted for as a purchase, with Alamos identified as the acquirer as the shareholders of Alamos received 60% of the shares of the amalgamated company.

b) The Company guarantead a loan of Cdn$5.7 million, of which Cdn$5.6 million was used to discharge the Cdn$7,500,000 of debentures issued by National to acquire the Salamandra Project. These debentures were discounted to Cdn$5.6 million upon prepayment. The loan matures in February 2009, bears interest at 12% per annum and can be repaid in full after February 2005 or up to 50% of the outstanding balance at anytime.

c) The Company issued 150,000 and 222,275 common shares at $0.45 and $0.40 per share, respectively for debt, 200,000 and 100,000 common shares at $0.19 and $0.27 per share, respectively for stock options and 220,000 common shares at $0.25 per share for warrants.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration work is not warranted, at which time the property costs are written-off, and option payments received by companies for property interests are applied against property costs. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production and property option payments received by companies are taken into income. The following items (a) to (f) are inclusive of pro-forma the impact of these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) *(continued)*

	December 31,		
	2002 $	2001 $	2000 $
a) **Assets**			
Deferred Costs			
Deferred costs following Canadian GAAP	5,807,493	11,287,014	412,317
Less deferred costs	(5,807,493)	(11,287,014)	(412,317)
Deferred costs following U.S. GAAP	-	-	-
b) **Deficit**			
Closing deficit under Canadian GAAP	(5,163,698)	(2,202,613)	(686,206)
Adjustment to deficit for deferred costs expensed, net of option proceeds received and impact of discounted debt under U.S. GAAP	(4,199,765)	(6,190,223)	(412,317)
Adjustment for imputed interest under U.S. GAAP	(118,394)	(410,844)	-
Closing deficit under U.S. GAAP	(9,481,857)	(8,803,680)	(1,098,523)
c) **Operations**			
Net loss following Canadian GAAP	(2,961,085)	(1,516,407)	(438,022)
Deferred costs expensed under U.S. GAAP	(1,089,880)	(5,877,906)	(412,317)
Imputed interest charged under U.S. GAAP	(118,394)	(410,844)	-
Option proceeds included in income under U.S. GAAP	-	100,000	-
Deferred costs written off under Canadian GAAP	492,318	-	-
Gain on debt forgiveness recognized under U.S. GAAP	2,998,864	-	-
Net loss under U.S. GAAP	(678,177)	(7,705,157)	(850,339)
d) **Cash Flows - Operating Activities**			
Cash applied to operations under Canadian GAAP	(2,071,956)	(1,325,562)	(406,662)
Add net loss following Canadian GAAP	2,961,085	1,516,407	438,022
Less net loss following U.S. GAAP	(678,177)	(7,705,157)	(850,339)
Add non-cash deferred expenditures expensed under U.S. GAAP	176,600	5,184,309	5,000
Gain on debt forgiveness under U.S. GAAP	(2,998,864)	-	-
Deferred cost write offs under Canadian GAAP	(492,318)	-	-
Add imputed interest on notes charged under U.S. GAAP	118,394	410,844	-
Cash applied to operations under U.S. GAAP	(2,985,236)	(1,919,159)	(813,979)
e) **Cash Flows - Investing Activities**			
Cash applied under Canadian GAAP	(928,961)	(841,060)	(450,977)
Add cash deferred costs expensed under U.S. GAAP	913,280	693,597	407,317
Cash applied to investing activities under U.S. GAAP	(15,681)	(147,463)	(43,660)

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) *(continued)*

		December 31,		
		2002 $	2001 $	2000 $
f)	**Cash Flows - Financing Activities**			
	Cash provided under Canadian GAAP	3,083,487	2,128,438	673,260
	Less: Option payment received under U.S. GAAP	-	(100,000)	-
	Cash provided under U.S. GAAP	3,083,487	2,028,438	673,260
g)	**Notes Payable**			
	Notes Payable - Canadian GAAP	2,791,667	10,250,000	-
	Discount from face amount for imputed interest under U.S. GAAP	(1,607,728)	(5,096,791)	-
	Interest expense recognized currently	118,394	410,844	-
	Notes payable - U.S. GAAP	1,302,333	5,564,053	-

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

a) **Loss Per Share**

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share, however under U.S. GAAP, these shares are excluded until the shares are released for trading.

Diluted loss per share is not presented as it is anti-dilutive.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	December 31		
	2002 $	2001 $	2000 $
Numerator: Net loss for the year under U.S. GAAP	(678,177)	(7,705,157)	(850,339)
Denominator: Weighted-average number of shares under Canadian GAAP	24,107,364	10,882,003	5,110,970
Adjustment required under U.S. GAAP (escrow shares)	(883,333)	(1,766,666)	(2,650,000)
Weighted-average number of shares under U.S. GAAP	23,224,031	9,115,337	2,460,970
Basic and diluted loss per share under U.S. GAAP	$ (0.03)	$ (0.85)	$ (0.35)

NATIONAL GOLD CORPORATION
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000
(Expressed in Canadian dollars)

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) *(continued)*

b) **Interest Cost Imputation**

Under U.S. GAAP all debts exchanged for properties are presumed to include interest stipulated at a fair rate. If no interest rate is stated then the note is valued at its net present value as determined by discounting future payments at an imputed rate of interest. Under Canadian GAAP non-interest bearing notes payable are not required to be valued at their net present value and accordingly no interest is required to be imputed on the debt.

The Company's notes payable for the acquisition of its property is payable upon the average price of gold attaining a certain price over a specified period of time or December 31, 2010. The Company has imputed an interest rate of 10% per annum on the note and estimated the principal repayment dates based upon a current projection of gold prices to those dates.

Refer to items b), c), d) and g) above for the pro-forma impact of imputed interest charges under U.S. GAAP to these financial statements.

c) **Flow-Through Shares**

Under U.S. GAAP, the issue of shares at a discount or premium to the market price will result in a U.S./CDN GAAP difference. A liability is recognized on the sale of flow-through shares for the premium obtained by the Company, if any, of the sale price per share over the market value at the time of issuance. Under Canadian GAAP, no such premium is recognized. Upon renunciation of the flow-through share proceeds to investors, the liability under U.S. GAAP is reversed and the Company recognizes a deferred tax benefit for this amount. The Company follows the policy of renouncing fully to investors the proceeds of all flow-through share financings received during the year, whether the underlying exploration expenditures have been incurred or not, as at its fiscal year end, which coincides with the personal taxation year of individuals in Canada. All current and historical issuances of flow-through shares by the Company have been based on the market price of the shares as they last traded on the TSX Venture Exchange on the date that each agreement to issue shares was made. Accordingly, the absence of a discount or premium to market value on issuance results in no current impact on these financial statements from the application of U.S. GAAP in respect to flow-through shares.

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)

Pro-Forma Consolidated Financial Statements

December 31, 2002

(Stated in U.S. Dollars)

D E   V I S S E R   G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

COMPILATION REPORT

To the Board of Directors of Alamos Gold Inc. *(formerly Alamos Minerals Ltd.)*

We have reviewed, as to compilation only, the accompanying unaudited pro-forma consolidated balance sheet of Alamos Gold Inc. *(formerly Alamos Minerals Ltd.)* ("the Company") as at December 31, 2002, and the unaudited pro-forma consolidated statements of operations and deficit for the year then ended. These unaudited pro-forma consolidated financial statements have been prepared for inclusion in the United States Securities and Exchange Commission Form 20-F dated June 27, 2003, pursuant to 20-F filing requirements.

In our opinion these unaudited pro-forma consolidated financial statements have been properly complied to give effect to the proposed transactions based on the assumptions described in the notes thereto.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
June 27, 2003

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Pro-Forma Consolidated Balance Sheet

As at December 31, 2002

(Unaudited - Refer to Compilation Report)

(Stated in U.S. Dollars)

	Alamos Minerals Ltd. ("Alamos")	National Gold Corporation ("National Gold")	Adjustments (Note 2 and below) Dr.	Adjustments (Note 2 and below) Cr.	Pro-Forma Consolidated December 31, 2002
Assets					
Current assets:					
Cash and cash equivalents	$ 487,289	$ 100,222			$ 587,511
Amounts receivable	39,033	44,784			83,817
Due from related parties	450,522	-		(*) 450,522	-
Prepaid expenses	12,822	9,522			22,344
	989,666	154,528			693,672
Long-term investment	3,169	-			3,169
Capital assets	72,369	67,878			140,247
Deferred costs	4,956,412	3,951,225	(d) 6,051,774		14,959,411
	$ 6,021,616	$ 4,173,631			$ 15,796,499
Liabilities and Shareholders' Equity					
Current liabilities:					
Accounts payable and accrued liabilities	$ 123,393	166,716			$
Due to related parties	-	453,480	(*) 450,522		2,958
	123,393	620,196			293,067
Long-term notes payable	1,769,565	1,769,565			3,539,130
Liability to issue shares	-	85,644			85,644
	1,892,958	2,475,405			3,917,841
Shareholders' equity					
Share capital	11,583,910	4,582,358	(b) 4,582,358	(a) 8,000,000	19,333,910
			(c) 250,000		
Contributed surplus	-	207,812	(b) 207,812		-
Deficit	(7,455,252)	(3,091,944)		(b) 3,091,944	(7,455,252)
	4,128,658	1,698,226			11,878,658
	$ 6,021,616	$ 4,173,631	$ 11,542,466	$ 11,542,466	$ 15

(*) *to eliminate the intercompany account between Alamos and National Gold*

Approved by the Board of Directors:

/s/ Chester F. Millar	/s/ Jim McDonald
Chester F. Millar	Jim McDonald

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Pro-Forma Consolidated Statements of Operations and Deficit
For the Year Ended December 31, 2002
(Unaudited - Refer to Compilation Report)
(Stated in U.S. Dollars)

	Alamos Minerals Ltd.	National Gold Corporation	Pro-Forma Consolidated December 31, 2002
Expenses			
Accounting and legal	$ 196,840	$ 235,519	$ 432,359
Amortization	25,449	21,423	46,872
Bank charges and interest	-	5,168	5,168
Consulting	-	247,187	247,187
Foreign exchange gain	(15,496)	(260,873)	(276,369)
General exploration	6,753	1,444	8,197
Interest income	(4,163)	(3,697)	(7,860)
Investor relations	26,667	356,643	383,310
Management fees	129,828	-	129,828
Office and miscellaneous	42,254	85,049	127,303
Rent	-	53,731	53,731
Repairs and maintenance	-	1,965	1,965
Telephone	-	14,303	14,303
Travel and promotion	13,105	154,778	167,883
Trust and filing	13,130	41,184	54,314
Wages	-	314,836	314,836
Write-down of investments	5,838	-	5,838
Write-off of capital assets	-	23,013	23,013
Write-off of deferred costs	-	314,362	314,362
Net loss for the year	(440,205)	(1,606,035)	(2,046,240)
Deficit - beginning of year	(7,015,047)	(1,485,909)	(8,500,956)
Pro-forma purchase adjustment to eliminate National Gold's deficit as at December 31, 2002	-	-	3,091,944
Deficit - end of year	(7,455,252)	(3,091,944)	(7,455,252)

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Pro-Forma Consolidated Financial Statements
December 31, 2002
(Unaudited - Refer to Compilation Report)
(Stated in U.S. Dollars)

1.　　**BASIS OF PRESENTATION**

Alamos Gold Inc. *(formerly Alamos Minerals Ltd.* or "Alamos"*)* was incorporated under the Companies Law (Revised) in the Cayman Islands on May 31, 1994 under the name of Vulcan Gold Exploration Inc. and was continued into Province of British Columbia on January 11, 1996 under the name of Alamos Minerals Ltd. The Company's activity is the acquisition and exploration of property interests that are considered sites of economic mineralization.These activities are currently conducted primarily in Mexico.

On October 23, 2002, Alamos entered into an Amalgamation Agreement with National Gold Corporation ("National Gold"), whereby subject to regulatory and shareholder consent these two companies will amalgamate to form a new Company under the name "Alamos Gold Inc." ("Amalco"), with each Alamos shareholder receiving one Amalco share in exchange for each two Alamos shares held and each National Gold shareholder receiving one Amalco share for each 2.352 National Gold shares held.

These unaudited pro-forma financial statements have been prepared based on the audited financial statements of Alamos and National Gold as at and for the year ended December 31, 2002, which are included elsewhere in this Information Circular ("IC"). Readers are reminded that the audited single-entity financial statements of the National Gold included in the IC are stated in Canadian dollars, while these pro-forma financial statements, inclusive of the (translated) accounts of National Gold, are expressed in U.S. dollars, which is expected to be the reporting currency of the amalgamated entity.

The pro-forma consolidated financial statements may not be indicative either of the results that actually would have occurred if the transaction described below had taken place as indicated, or of the results which may be obtained in the future, including operational and administrative efficiencies that could occur from the combination of the above companies.

The pro-forma consolidated balance sheet at December 31, 2002 should be read in conjunction with the audited financial statements of Alamos and National Gold, inclusive of the notes thereto, also included in the IC.

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Pro-Forma Consolidated Financial Statements
December 31, 2002
(Unaudited - Refer to Compilation Report)
(Stated in U.S. Dollars)

2. **PRO-FORMA TRANSACTIONS AND ASSUMPTIONS**

Accounting policies used in preparation of the pro-forma consolidated balance sheet are in accordance with Canadian generally accepted accounting principles and are consistent with those used in the preparation of the audited financial statements of Alamos and as at and for the year ended December 31, 2002. A pro-forma reconciliation of significant financial statement line items affected by the application of U.S. GAAP herein is presented at note 3.

The transaction, pursuant to which Alamos would effectively merge with National Gold, is considered for accounting purposes to be an acquisition of National Gold by Alamos, with National Gold's assets and liabilities subject to the determination of their fair values based on the aggregate consideration paid by Alamos, and those of Alamos continuing to be carried at their historical amounts. The former shareholders of Alamos will own approximately 60% of the combined Company after the transaction.

The pro-forma consolidated balance sheet gives effect to the amalgamation transaction as if it had occurred on the balance sheet date; however, the pro-forma consolidated statement of operations is presented on the basis that the two companies were combined from the outset of the 2002 fiscal year.

The transaction has been accounted for under the purchase method of accounting as follows:

	$	
Estimated consideration paid for the acquisition*	8,000,000	(a)
Net assets of National Gold at December 31, 2002**	(1,698,226)	(b)
Estimated cost of the transaction	(250,000)	(c)
Excess of net purchase price over the cost of the net assets of National Gold acquired is allocated to the cost of the Salamandra Project	6,051,774	(d)

*   *The fair value of the consideration given for the acquisition of National Gold is $8,000,000, comprised of 26,746,582 common shares of Alamos at an estimated fair market value of $0.30 per share.*

** *The fair values of all identifiable assets and liabilities of National Gold, other than the Salamandra Project, are considered to equal their carrying amounts and are therefore allocated on that basis at the date of acquisition.*

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Pro-Forma Consolidated Financial Statements
December 31, 2002
(Unaudited - Refer to Compilation Report)
(Stated in U.S. Dollars)

3.   **RECONCILIATION TO U.S. GAAP**

Under U.S. GAAP applicable to accounting for deferred mineral exploration costs, more fully explained in the single-entity financial statements contained in the IC, the following line items differences would arise in these pro-forma consolidated financial statements:

	$
• **Assets**	
Deferred Costs	
Deferred costs following Canadian GAAP	14,959,411
Costs not qualifying for deferral under U.S. GAAP	(14,959,411)
Deferred costs following U.S. GAAP	-
• **Liabilities**	
Notes Payable	
Notes payable - Canadian GAAP	3,539,130
Discount from face amount for imputed interest under U.S. GAAP	(2,038,194)
Interest expense recognized currently	150,094
Notes payable - U.S. GAAP	1,651,030
• **Operations**	
Net loss following Canadian GAAP	2,046,240
Deferred property costs expensed under U.S. GAAP	3,459,441
Write off of goodwill generated by the application of U.S. GAAP for exploration costs on the acquisition of National Gold*	9,058,949
Imputed interest on notes charged currently under U.S. GAAP	150,094
Net loss under U.S. GAAP	14,714,724
• **Deficit**	
Closing deficit under Canadian GAAP	7,455,252
Adjustment to deficit for deferred costs not qualifying for deferral under U.S. GAAP	14,959,411
Adjustment to notes payable for deferred imputed interest	(2,038,194)
Imputed interest on notes charged currently under U.S. GAAP	150,094
Closing deficit under U.S. GAAP	20,526,563

*   The acquisition of National Gold's identifiable assets and liabilities stated in accordance with U.S. GAAP would exclude any allocation of the consideration paid to that company's property interests. Accordingly, Goodwill of $9,058,949 would be initially recognized to the extent of the estimated net consideration paid by Alamos ($7,750,000) in excess of the revised negative book value of National Gold under U.S. GAAP at December 31, 2002 of $1,308,949 (refer to reconciliation below). National Gold's liabilities under U.S. GAAP subject to the purchase price allocation have also been reduced by $944,050, reflecting the adjustment required under U.S. GAAP to carry the (face value) note payable of $1,769,565 at its discounted present value. For purposes of simplicity and pro-forma presentation, it is assumed herein that, in the absence of persuasive independent evidence supporting a carrying amount for Goodwill, it would be simultaneously written down to nil at the balance sheet date.

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Pro-Forma Consolidated Financial Statements
December 31, 2002
(Unaudited - Refer to Compilation Report)
(Stated in U.S. Dollars)

3.   **RECONCILIATION TO U.S. GAAP** *(continued)*

The December 31, 2002 pro-forma net book value of National Gold's aggregate identifiable assets and liabilities under U.S. GAAP is determined as follows:

	$	
Net assets under Canadian GAAP	1,698,226	(note 2b)
Less: adjust for deferred costs not recognized as an asset under U.S. GAAP	(3,951,225)	
Reduction in note payable under U.S. GAAP	944,050	
Net assets (negative) under U.S. GAAP	(1,308,949)	

4.   **SUBSEQUENT EVENT**

During the period subsequent to December 31, 2002, the transaction contemplated herein was completed on substantially the same basis as described, and further disclosure of the actual consolidated results and balance sheet of National Gold and Alamos is found in the interim financial statements of Amalco as at March 31, 2003, provided elsewhere in the IC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALAMOS GOLD INC.

By:_____/S/ John McCluskey_
    John McCluskey
    Chief Executive Officer

Date: June 27, 2003

Certification by Chief Executive Officer Pursuant to Section 302 of the *Sarbanes-Oxley Act of 2002*

I, John McCluskey, certify that:

1. I have reviewed this Annual Report on Form 20-F of Alamos Gold Inc. (the "**Registrant**");

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

    (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

    (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

    (c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

    (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

> By: /S/ John McCluskey
> John McCluskey
> Chief Executive Officer

Date: June 27, 2003

Certification by Chief Financial Officer Pursuant to Section 302 of the *Sarbanes-Oxley Act of 2002*

I, Nerio Cervantes, certify that:

1. I have reviewed this Annual Report on Form 20-F of Alamos Gold Inc. (the "Registrant");

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

    (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

    (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

    (c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

    (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /S/ Nerio Cervantes
          Nerio Cervantes
          Chief Financial Officer

Date: June 27, 2003

Number: 664416

BRITISH

COLUMBIA

CERTIFICATE
OF
AMALGAMATION

COMPANY ACT

I Hereby Certify That **Alamos Minerals Ltd.**, continuation number C-511605, and **National Gold Corporation**, continuation number C-662728, are amalgamated as one company under the name **ALAMOS GOLD INC.**.

Issued under my hand at Victoria, British Columbia,
on February 21, 2003

(signed) *"J.S. Powell"*

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

Exhibit 4.1

<p style="text-align:center"><u>ASSET PURCHASE AGREEMENT</u></p>

<p style="text-align:center">This Agreement dated December 21, 2000 is made</p>

Between

<p style="text-align:center">MINERA SAN AUGUSTO, S.A. de C.V.</p>

<p style="text-align:center">("MSA")</p>

And

<p style="text-align:center">O. N. C. de MEXICO S.A. de C.V.</p>

<p style="text-align:center">("ONCM")</p>

And

<p style="text-align:center">NATIONAL GOLD CORPORATION</p>

<p style="text-align:center">("National Gold")</p>

<p style="text-align:center">RECITALS</p>

A.   MSA owns certain mineral concessions and other assets used in connection with exploration and development activities on those concessions in the area of Mulatos in the United Mexican States ("**Mulatos Project**");

B.   ONCM is a wholly owned subsidiary of National Gold;

C.   MSA has agreed to sell the Mulatos Project to ONCM on the terms set forth herein;

D.   National Gold has agreed to guarantee the obligations of ONCM set out in this Agreement;

E.   Immediately after Closing MSA may assign all rights and benefits which in the future will accrue to it under this Agreement; and

F.   Capitalized terms in this Agreement have the meaning set out in Schedule A.

NOW THEREFORE THIS AGREEMENT witnesses that in consideration of the representations, warranties and covenants set out herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties covenant and agree as follows:

ARTICLE 1
PURCHASE OF ASSETS

1.1   **Agreement to Purchase and Sell**. At the Closing Time, subject to the terms and conditions of this Agreement, MSA will sell and ONCM will purchase the Assets with effect from the Effective Date.

1.2   **Purchase Price**. The aggregate purchase price for the Assets (the "**Purchase Price**") is $10,500,000 payable by ONCM as follows:

(1) by payment at Closing to MSA or its Assignees of the amount of the Deposit plus accrued interest;

(2) by payment at Closing to MSA or its Assignees of the amount of $450,000 (the "**Closing Payment**");

(3) by the grant at Closing to MSA or its Assignees of a 2% royalty for technical expertise ("**RTE**"), which RTE shall run with the land, and shall be in the form set forth in Schedule B attached hereto;

(4) by the delivery at Closing to MSA or its Assignees of a debenture or debentures in the aggregate principal amount of $7,500,000 (the "**Debentures**"), which debentures will be in a form which is appropriate for a transaction such as this and will include the terms set forth in Schedule C attached hereto;

(5) by ONCM assuming all of the Assumed Liabilities as evidenced in part by the delivery at Closing to MSA, Tenedoramex, S.A. de C.V. ("**T-Mex**") and Accessions Mining, Inc. ("**Accessions**") jointly, of a certificate evidencing the assumption of liabilities in the form attached hereto as Schedule D (the "**Certificate Evidencing Assumption of Liabilities**"). For greater certainty, in the event of a conflict the provisions of the Certificate Evidencing Assumption of Liabilities shall be subject to and superseded by the terms of this Agreement as a whole;

(6) by payment at Closing to MSA or its Assignees of an amount equal to $1,575,000 in respect of value added tax payable in connection with ONCM's purchase of the Assets (the "**IVA Payment**");

(7) by delivery at Closing of two promissory notes in the forms attached hereto as 0 and 0 in the amounts of $750,000 and $1,750,000 respectively and which are due and payable 180 days and 360 days, respectively, after Closing (the "**Promissory Notes**").

1.3   **Deposit**. Upon execution of this Agreement ONCM will pay to MSA the sum of $50,000 as a deposit (the "**Deposit**"). The Deposit will be disbursed in accordance with the following provisions:

(1) if the Closing occurs at the Closing Time the Deposit shall be credited towards the Purchase Price;

(2) if Closing does not occur at the Closing Time because a condition precedent to Closing contained in Sections 3.1 or 3.3 is not fulfilled or waived on or before the Closing Time, then the Deposit shall be returned to ONCM; and

(3) if Closing does not occur at the Closing Time for any reason other than as set forth in subsection 1.3(2), then the Deposit shall be paid to MSA or its Assignees without prejudice to any other rights and remedies MSA or its Assignees may have.

1.4 **Reconciliation of Accounts**. The Parties agree that, conditional upon the Closing, the benefits from the Assets and liability for costs arising from the Assumed Liabilities shall be deemed to have passed to ONCM as of the Effective Date and ONCM shall be responsible for all payments and the liabilities in respect of the Assets on or after the Effective Date. Notwithstanding ONCM's liability for all costs incurred after the Effective Date, at ONCM's request MSA will pay on behalf of ONCM the following amounts which are payable after the Effective Date and prior to the Closing Date in connection with the Mulatos Project:

(1) the sum of US$335,000 payable in January, 2001 under the Ejido Agreements;
(2) the sum of US$80,000 payable in January, 2001 in respect of mineral concession taxes;
(3) the sum of US$5,000 payable in January and February, 2001 in connection with the Ejido Agreements; and
(4) any other reasonable costs incurred by MSA on behalf of ONCM, including any adjustments of the foregoing, from the Effective Date until the Closing Date,
all of which payments are collectively referred to as the "**Advanced Amount**".

At Closing ONCM shall reimburse MSA for the Advanced Amount. If this Agreement is terminated after the Effective Date, the expenses incurred by ONCM after the Effective Date will be for its account and will not be reimbursed by MSA and ONCM will indemnify MSA and its Affiliates for all liabilities, including environmental liabilities, incurred by ONCM in connection with the Mulatos Project after the Effective Date until the date of termination.

1.5 **Sharing of Expenses**. In the event that Closing does not occur for any reason other than because the conditions to Closing in favour of ONCM set out in 0 are not fulfilled or waived by ONCM at or before Closing, then ONCM shall pay to MSA the sum of US$100,000 (the "**Expense Reimbursement**") as a genuine estimate of the amount required to reimburse MSA for 50% of the additional costs, expenses and liabilities incurred by MSA in anticipation of Closing that would not have been incurred by MSA if the Parties had not entered into this Agreement.

1.6 **Allocation of Purchase Price**. The Purchase Price shall be allocated among the Assets in the manner specified in 0. ONCM and MSA shall follow the allocations set out in 0 in determining and reporting their liabilities for any Taxes and, without limitation, shall file their respective income tax returns prepared in accordance with such allocations.

ARTICLE 2
CLOSING

2.1 **Closing**. The Closing shall take place at 10:00 a.m. on the Closing Date at the offices of Sanchez-Mejorado, Velasco y Valencia, S.C., Mexico City, Mexico, or at such other time on the Closing Date or such other place as may be agreed in writing by MSA and ONCM.

2.2 **MSA's Closing Deliveries**. At the Closing, MSA shall deliver or cause to be delivered to ONCM the following documents, each duly executed where applicable:

(1) a certificate of the President or other senior officer of MSA dated as of the Closing Date in the form of 0;

(2) certified copies of resolutions of the directors of MSA authorizing the execution and delivery of this Agreement and the sale of the Assets and all documents required to be executed by MSA pursuant hereto;

(3) a certified copy of resolutions of the shareholders of MSA approving the sale of substantially all of the assets of MSA;

(4) registerable transfer documents to effect the transfer to ONCM of the Concessions;

(5) a factura transferring to ONCM all Assets which are personal property and the Concessions;

(6) assignments (and consents therefor as required by the terms thereof) to ONCM of the benefit of all material contracts, including the Environmental Permits and the Ejido Agreements, to which MSA is a party and which are assignable to ONCM;

(7) records of mineral concession title issued by the Secretaría de Economía, Dirección General de Minas for each of the Concessions in respect of which such records have been received by MSA at or before Closing and an opinion of Mexican counsel to MSA addressed to ONCM, counsel to ONCM, National Gold and counsel to National Gold in substantially the form attached hereto as 0; and

(8) all deeds of conveyance, bills of sale, assurances, transfers, assignments, consents, and such other agreements, documents and instruments as may be reasonably required by ONCM to complete the transactions provided for in this Agreement.

2.3 **ONCM's Closing Deliveries**. At the Closing, ONCM shall deliver or cause to be delivered to MSA the following documents and payments, each in a form acceptable to MSA and duly executed where applicable:

(1) a certificate of the President or other senior officer of ONCM dated as of the Closing Date in the form of 0;

(2) a certified copy of resolutions of the directors of ONCM authorizing the execution and delivery of this Agreement and the purchase of the Assets and all documents required to be executed by ONCM pursuant hereto;

(3) the Certificate Evidencing Assumption of Liabilities;

(4) the Deposit;

(5) the Closing Payment;

(6) the Debentures;

(7) the RTE;

(8) the IVA Payment;

(9) the Promissory Notes;

(10) the Advanced Amount;

(11) a security agreement in registerable form acceptable to MSA evidencing MSA's security interest in the Mulatos Project;

(12) an opinion of counsel to ONCM addressed to MSA, the shareholders of MSA and counsel to MSA in respect of those matters which MSA may reasonably require; and

(13) all such other assurances, consents, agreements, documents and instruments as may reasonably be required by MSA to complete the transactions provided for in this Agreement.

2.4   **National Gold's Closing Deliveries**. At the Closing, National Gold shall deliver or cause to be delivered to MSA the following documents, each in a form acceptable to MSA and duly executed where applicable:

(1) a certificate of the President or other senior officer of National Gold dated as of the Closing Date in the form of 0;

(2) a certified copy of resolutions of the directors of National Gold authorizing the execution and delivery of this Agreement and the purchase of the Assets, the issuance and delivery of the Blanket Guarantee and all documents required to be executed by National Gold pursuant hereto;

(3) the Blanket Guarantee;

(4) a general security agreement evidencing MSA's security interest in the assets of National Gold, which agreement shall permit National Gold to grant security ranking *pari passu* with that of MSA with MSA's prior written consent, which may not be unreasonably withheld;

(5) an opinion of counsel to National Gold addressed to MSA, the shareholders of MSA and counsel to MSA in respect of those matters which MSA may reasonably require; and

(6) all such other assurances, consents, agreements, documents and instruments as may reasonably be required by MSA to complete the transactions provided for in this Agreement.

2.5   **Possession**. On the Closing Date, MSA shall deliver or cause to be delivered to ONCM possession of the Assets.

ARTICLE 3
CONDITIONS OF CLOSING

3.1   **Conditions in Favour of ONCM**. The obligation of ONCM to complete the purchase and sale of the Assets shall be subject to the fulfilment or the waiver by ONCM, at or before the Closing Time, of each of the conditions set out in 0, each of which is for the exclusive benefit of ONCM and may be waived by ONCM at any time, in whole or in part, in its sole discretion without prejudice to any other rights that it may have.

3.2   **Conditions in Favour of MSA**. The obligation of MSA to complete the purchase and sale of the Assets shall be subject to the fulfilment or the waiver by MSA at or before the Closing Time of the conditions set out in **Error! Reference source not found.**, each of which is for the exclusive benefit of MSA and may be waived by MSA at any time, in whole or in part, in its sole discretion without prejudice to any other rights that it may have.

3.3   **CDNX Approval**. It is a condition precedent to the transactions contemplated by this Agreement that the proposed transactions receive CDNX Approval. After execution of this Agreement, the Parties shall exercise all reasonable commercial efforts to obtain CDNX Approval as quickly as possible and should CDNX Approval be refused, this Agreement shall be null and void and the Parties shall have no further obligations hereunder except as contemplated in Section 1.3, Section 1.5 and this Section.

3.4   **General**. MSA, ONCM and National Gold shall use all commercially reasonable efforts to satisfy each of the conditions referred to in Sections 3.1, 3.2 and 3.3 and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable to permit the completion of the purchase and sale of the Assets in accordance with this Agreement and the Law and to cooperate with each other in connection therewith.

ARTICLE 4
REPRESENTATIONS, WARRANTIES and covenants

4.1   **Representations and Warranties of MSA**. As a material inducement to ONCM's entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that ONCM is entering into this Agreement in reliance upon the representations and warranties of MSA set out in this Section, MSA represents and warrants to ONCM as to those matters set forth in 0.

4.2   **Representations and Warranties of ONCM**. As a material inducement to MSA's entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that MSA is entering into this Agreement in reliance upon the representations and warranties of ONCM set out in this Section, ONCM represents and warrants to MSA as to those matters set forth in 0.

4.3   **Representations and Warranties of National Gold**. As a material inducement to MSA's entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that MSA is entering into this Agreement in reliance upon the representations and warranties of National Gold set out in this Section, National Gold represents and warrants to MSA as to those matters set forth in 0.

4.4   **Survival of Representations and Warranties**. The representations and warranties of the Parties contained in this Agreement or any other agreement, certificate or instrument delivered pursuant to this Agreement shall merge upon, and shall not survive, the Closing, except as follows. The representations and warranties of MSA set out in Paragraph (7) of 0 shall survive the execution of this Agreement and the Closing for a period of 180 days from the date of execution of this Agreement and notwithstanding the Closing, shall continue in full force and effect for the benefit of ONCM until that time, after which time MSA shall be released from all obligations in respect of such representations and warranties except with respect to any claim in writing delivered to MSA on or before such date setting out the nature of the claim, the amount thereof and the name of the Party responsible for the payment thereof.

4.5   **Non-Merger**. Subject to Section 4.4, each Party hereby agrees that all provisions of this Agreement, other than the conditions in Sections 3.1 and 3.2, shall forever survive the execution, delivery and performance of this Agreement, the Closing and of any other agreement, certificate or instrument delivered pursuant to this Agreement, except where such provision is stated herein to expire at a specific time, those provisions shall survive only until such time.

4.6   **No Additional Representations**. Except as explicitly provided in this Agreement, MSA makes no representations, warranties or assertions as to the accuracy or completeness of any statements, books, records, information or other disclosure provided to National Gold or ONCM, including without limitation any disclosure, information or other statement in respect of:

(1) any contamination or the presence of contamination or any Hazardous Substance or condition or any other environmental condition, including without limitation acid rock drainage and water contamination, resulting from any source whatsoever, whether natural or man-made;

(2) the presence or existence or possible presence or existence of any metal, mineral, ore, ore body or other commercially valuable substance or thing, and the ability of or costs to ONCM to mine, produce or otherwise recover any financial benefit from the same; or

(3) the existence, availability or transferability of any explosives permits, Environmental Permits or other permits or approvals under any Environmental Laws or any other Applicable Law or of any right, agreement, title or understanding other than the Ejido Agreements, in respect of surface rights or in respect of water use, flow or consumption which may be required for access, exploration, development, exploitation or any other use of any kind whatsoever of the Assets;

at any time before, at or after the execution of this Agreement.

4.7   Acknowledgements by National Gold and ONCM. National Gold and ONCM acknowledge and agree that:

(1) ONCM is purchasing the Assets on an "as is, where is" basis except as expressly stated herein and that they have been afforded full opportunity by MSA to conduct due diligence investigations in respect of MSA, the Concessions, the Mulatos Project, the Ejido Action, the environmental liabilities associated with the Mulatos Project, the Ejido Agreements, the Environmental Permits and the purchase and sale of the Assets and that it is satisfied with the result of those investigations including without limitation as to the continuing existence, availability, enforceability or assignability of the foregoing. In particular, the following material issues have been identified by MSA to ONCM and ONCM has conducted sufficient investigations in respect of the following matters to assume all liabilities in respect thereof:

(a)   **Acid Rock Drainage/Acid Mine Drainage:** The Mulatos Project area contains known occurrences of acid rock drainage and acid mine drainage, which occur naturally and as a result of manmade activities, which include historic mining activities. MSA has collected surface water and groundwater samples, which show both surface and groundwater in the Mulatos Project area have been negatively impacted through the addition of heavy metals, reduction of pH and degradation of other water quality criteria routinely measured to assess water quality. Acid rock drainage and acid mine drainage has or may have an impact on surface water, groundwater, flora, fauna, fisheries, land productivity for agriculture or ranching use and visual esthetics.

(b)   **Historic Mining and Exploration Activities:** The Mulatos Project area contains surface and underground disturbances to the natural environment that were caused as a result of historic mining and exploration activities. Disturbances include road construction, drilling, mining, tailing disposal, underground excavation, waste pile creation as a result of underground excavation and mining and building construction to support exploration activities. Some historic processing activities are known to have used cyanide. Artisan miners in the Mulatos Project area use and have used mercury to recover precious metals from their mining activities. These disturbances have or may have an impact on flora, fauna, fisheries, surface water, ground water, land productivity for agriculture or ranching use and visual esthetics.

(c) **Exploration Activities:** The Mulatos Project area contains surface and underground disturbances to the natural environment that were caused as a result of exploration activities. Disturbances include road construction, drilling, underground excavation, waste pile creation as a result of underground excavation, building construction to support exploration activities and operation of man camps to house workers performing exploration and engineering activities. These disturbances have or may have an impact on flora, fauna, fisheries, surface water, ground water, land productivity for agriculture or ranching use and visual esthetics.

(d) **Soil Erosion:** Surface disturbances on the Mulatos Project site resulting from historic mining activities and recent exploration activities contribute to increased soil erosion. These disturbances have or may have an impact on flora, fauna, fisheries, surface, ground water, land productivity for agriculture or ranching use and visual esthetics.

(e) **Endangered Species:** Endangered species of fish and plants have been identified in the area of the Mulatos Project. The presence of these endangered species may adversely impact the ability of ONCM to conduct exploration and development of the Mulatos Project and to obtain regulatory approval for its activities.

(2) purchase of Assets under this Agreement may not include certain permits, authorizations, consents and ownership interests in respect of environmental matters, use of explosives, water rights and access and surface use rights which may be required by ONCM in order to derive all or any benefit from the Assets purchased hereunder;

(3) MSA holds Environmental Permits and other permits, consents and approvals required for the exploration, exploitation, use and development of the Mulatos Project, including the following:

(a) the expired and non-transferable Resolution No. 498, dated October 24, 1994 to the Mulatos Project ("Cerro La Estrella" area) from SEMARNAP, Mexico;

(b) the expired and non-transferable Resolution No. 699, dated March 13, 1995 to the Mulatos extension ("Halcon-Yaqui" area) from SEMARNAP, Mexico;

(c) the expired and non-transferable Resolution No. 108, dated August 21, 1997 to Mulatos and La Escondida area from SEMARNAP, Sonora;

(d) Resolution of the Manifestación Impacto Ambiental;

(e)   Cambio de Uso de Suelo; and

(f)   any extensions, renewals or amendments of the foregoing.

National Gold and ONCM shall be responsible for determining, as part of their legal due diligence, and MSA makes no representation or warranty as to, the transferability or assignability of the Environmental Permits, the ability of the Parties to obtain the consent or approval of any Agency to the transfer or assignment of the Environmental Permits, or the ability to have such transfer or assignment recognized by any Agency. Although MSA believes the Resolution of the Manifestación Impacto Ambiental and the Cambio de Uso de Suelo to be transferable, National Gold and ONCM expressly acknowledge that the Environmental Permits and other permits, consents and approvals may not be transferable or assignable. MSA shall not be liable to National Gold or ONCM for damages, loss, claims, liabilities or a reduction in the Purchase Price should such transfer or assignment not be possible. ONCM shall be responsible for notifying and obtaining the consent of any Agency required under Applicable Law;

(4) Either before or after Closing MSA may assign to other parties ("**Assignees**") some or all of the benefits derived by MSA under this Agreement, or any document or instrument contemplated hereby, including the Debentures, the Promissory Notes and the RTE. National Gold and ONCM further acknowledge and agree that any Assignee of an interest of MSA hereunder will have all of the rights and privileges of MSA under this Agreement as if it was a party hereto. In furtherance of any such assignment MSA may request that ONCM deliver at Closing one or more Promissory Notes or Debentures in such denominations and in either Canadian or United States currency (at a fixed exchange rate) as may be directed by MSA prior to Closing. MSA may request that any document or instrument to be delivered by National Gold or ONCM at Closing be registered in the name of and delivered to an Assignee of MSA; and

(5) MSA makes no representations or warranties as to, and assumes no liability for, the completeness, accuracy, validity or correctness or any geological data or interpretations provided by MSA or its Affiliates to ONCM or ONCM's Affiliates, or as to the economic viability of the Mulatos Project or any mining activity on or around the Concessions, or the ability of any Person to derive commercial value of any type whatsoever from the Mulatos Project and the Concessions.

4.8   **Covenants by ONCM**. ONCM covenants and agrees that:

(1) so long as any amount remains outstanding under any of the Promissory Notes or the Debentures neither it nor any of its Affiliates will except with the prior written consent of MSA and each of its Assignees (which consent may be withheld for any reason except in respect of (c) below, in which case a request to transfer may only be requested after the Concessions have been transferred to ONCM or ONCM has waived its right to terminate this Agreement under Section 7.3, and consent to the transfer request shall not be unreasonably withheld):

(a)   terminate or permit to be terminated the Ejido Agreements assigned to ONCM by MSA at Closing unless any such terminated Ejido Agreement is replaced by a similar agreement conferring equal or greater rights as exist as of the Effective Date on ONCM to conduct exploration and development on, and on the property overlying, the portions of the Concessions relating to mineral deposits in the areas referred to as the Mulatos deposit area, the Escondida deposit area and the El Victor exploration area and including a surface area of not less than 1,000 hectares;

(b)   terminate or permit to be terminated any Environmental Permit or licence assigned to ONCM by MSA unless such terminated Environmental Permit or licence is replaced by a permit or licence conferring equal or greater rights on ONCM to conduct exploration and development on the Concessions and the property overlying the Concessions as exist as of the Effective Date;

(c)   transfer or permit to be transferred any of the Concessions; or

(d)   grant any lien, charge, encumbrance or security interest of any kind in respect of the Concessions which ranks in priority to or *pari passu* with any such interest held by MSA or any of its Assignees;

(2) so long as any amount remains outstanding under any of the Promissory Notes or the Debentures it will pay all Taxes, fees, commitments and other amounts owing of whatsoever nature and perform in full any work commitments or other obligations required to maintain the Concessions then held by ONCM in good standing under any Law, agreements, understandings, licences, permits or approvals;

(3) it will use all reasonable efforts to obtain all consents and approvals in form and substance reasonably satisfactory to MSA; and

(4) except in connection with taking steps to close the transaction contemplated herein, it will not without MSA's written consent use for any purpose any information or confidential data relating to the Mulatos Project discovered or acquired by ONCM or its representatives as a result of its due diligence process and not disclose to any person any of the information so acquired prior to the Closing Date.

4.9   **Covenants by National Gold**. National Gold covenants and agrees that:

(1) so long as any amount remains outstanding under any of the Promissory Notes or the Debentures neither it nor any of its Affiliates will except with the prior written consent of MSA and each of its Assignees (which consent may be withheld for any reason except in respect of (c) below, in which case a request to transfer may only be requested after the Concessions have been transferred to ONCM or ONCM has waived its right to terminate this Agreement under Section 7.3, and consent to the transfer request shall not be unreasonably withheld):

(a)   terminate or permit to be terminated the Ejido Agreements assigned to ONCM by MSA at Closing unless any such terminated Ejido Agreement is replaced by a similar agreement conferring equal or greater rights as exist as of the Effective Date on ONCM to conduct exploration and development on, and on the property overlying, the portions of the

Concessions relating to mineral deposits in the areas referred to as the Mulatos deposit area, the Escondida deposit area and the El Victor exploration area and including a surface area of not less than 1,000 hectares;

(b)   terminate or permit to be terminated any Environmental Permit or licence assigned to ONCM by MSA unless such terminated Environmental Permit or licence is replaced by a permit or licence conferring equal or greater rights on ONCM to conduct exploration and development on the Concessions and the property overlying the Concessions as exist as of the Effective Date;

(c)   transfer or permit to be transferred any of the Concessions;

(d)   grant any lien, charge, encumbrance or security interest of any kind in respect of the Concessions which ranks in priority to or *pari passu* with any such interest held by MSA or any of its Assignees;

(e)   directly or indirectly in any manner whatsoever sell, transfer, assign or otherwise dispose of ONCM in whole or in part other than to an Affiliate of National Gold;

(f)   permit ONCM to be dissolved, liquidated or wound up or otherwise cease to exist as a distinct corporate entity which is directly or indirectly wholly-owned by National Gold; or

(g)   give any guarantee, indemnity or analogous agreement under which National Gold may assume obligations or liabilities exceeding $500,000 in the aggregate to enable others to incur or pay any debt, liability or obligation or to comply with agreements relating thereto or otherwise to assure or protect creditors against loss in respect of such debt, liability or obligation;

(2) so long as any amount remains outstanding under any of the Promissory Notes or the Debentures it will pay or cause to be paid all Taxes, fees, commitments and other amounts owing of whatsoever nature and perform or cause to be performed in full any work commitments or other obligations required to maintain the Concessions then held by ONCM in good standing under any Law, agreements, understandings, licences, permits or approvals; and

(3) except in connection with taking steps to close the transaction contemplated herein, it will not without MSA's written consent use for any purpose any information or confidential data relating to the Mulatos Project discovered or acquired by National Gold or its representatives as a result of its due diligence process and not disclose to any person any of the information so acquired prior to the Closing Date.

4.10   Covenants by MSA. MSA covenants and agrees that:

(1) it will use all reasonable efforts to assist ONCM in obtaining all consents satisfactory to ONCM, acting reasonably;

(2) prior to and on the Closing Date, give notice to ONCM from time to time of any action taken or any event which would make any of the representations and warranties of MSA untrue; and

(3) it will maintain the Assets substantially intact except for dispositions in the ordinary course.

ARTICLE 5
INDEMNIFICATION AND Limitation of liability

5.1   **Indemnity by National Gold and ONCM**. National Gold and ONCM hereby jointly and severally shall indemnify and hold MSA and each of its Affiliates and Assignees, and their respective directors, officers, employees, agents, representatives, successors and permitted assigns (each an "**Indemnified Party**" and collectively the "**Indemnified Parties**") harmless in respect of any claim, demand, action, cause of action, damage, loss, cost, liability or expense (including legal fees and disbursements on a solicitor and own client basis) which may be made or brought against an Indemnified Party or which it may suffer or incur directly or indirectly as a result of, in respect of or arising out of:

(1) any incorrectness in or breach of any representation or warranty of ONCM contained in this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(2) any breach or non-fulfilment of any covenant or agreement on the part of ONCM under this Agreement or under any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(3) the operations of ONCM relating to, using or arising out of, the Mulatos Project or the Assets after Closing; or

(4) any litigation, proceedings or claims related to or in connection with the operations or assets of ONCM on the Mulatos Project or arising as a result of any matter or thing done or failed to be done by ONCM following Closing.

5.2   **Environmental Indemnity**. Subject to Section 5.3, National Gold and ONCM jointly and severally covenant and agree to indemnify and hold harmless the Indemnified Parties against all losses, claims, damages, liabilities, costs and expenses incurred by any Indemnified Party by reason of, arising out of or in connection with:

(1) the existence of any Hazardous Substance in the environment which comprises the Mulatos Project and property adjacent to or overlying the Mulatos Project including without limitation those matters identified by MSA to National Gold and ONCM which are set forth in Section 4.7(1);

(2) any environmental damage associated with acid rock drainage or acid mine drainage, including without limitation heavy metal contamination or pH reduction;

(3) any notice relating to the said environment or compliance with or any allegation of breach of Law or Environmental Legislation or the terms and conditions of any Environmental Permits or other agreements relating to the said environment, however caused, whether such matter arises or relates to periods or conditions existing before or after Closing;

(4) any and all reclamation liabilities or commitments, including without limitation, in relation to historical mining activities conducted on the Concessions or on property adjacent to or overlying the Concessions, and under the Environmental Permits and the Ejido Agreements,

which may include but are not limited to exploration road re-contouring, waste pile re-contouring, seeding of disturbed areas, reforestation of disturbed areas, construction and placement of erosion control measures or structures, removal of buildings and structures, drill hole plugging, underground access barricading and other similar works; and

(5) any allegation of lost or reduced land productivity or loss or reduction of land value due to historic mining activity, past exploration activities, acid rock drainage, acid mine drainage or erosion.

5.3 **Indemnity by MSA.** MSA covenants and agrees to indemnify and hold harmless ONCM against all losses, claims, damages, liabilities, costs and expenses actually incurred by ONCM arising out of a breach by MSA of the representation and warranty set out in Paragraph (8) of 0. Any claim by ONCM under this Section must be made within 12 months after the Closing Date.

5.4 **Misrepresentations and Errors**. National Gold and ONCM hereby acknowledge that MSA has made reasonable efforts to provide full and accurate information and disclosure to National Gold and ONCM, but that MSA cannot and does not make any representation or warranty as to the validity, completeness or accuracy of such information except as expressly stated in this Agreement. Subject to Section 5.3, effective from the Closing Time onwards, National Gold and ONCM hereby release MSA, its subsidiaries, Affiliates, officers, directors, employees, agents, successors and Assignees from all claims and liabilities based on errors, omissions, misstatements, misrepresentations and similar causes of action, negligent or otherwise, whether arising under contract, tort, the principles of equity or otherwise, whether now known or later discovered, except those arising out of fraud or malice on the part of MSA, its subsidiaries, Affiliates, officers, directors, employees, agents, successors and Assignees, including without limitation for all incompleteness, inaccuracy, invalidity or lack of correctness of any geological, technical or other exploration data, information, models and projections.

5.5 **Limitation of Liability**. The aggregate liability of MSA, its Assignees, subsidiaries, Affiliates, officers, directors, employees, agents, successors and assigns to National Gold and ONCM, their subsidiaries, Affiliates, officers, directors, employees, agents, successors and permitted assignees arising out of, or in connection with this Agreement or the subject matter hereof, including for any loss (including economic loss), injury, damage, claim, fine, penalty or liability, including any environmental liabilities, whether accrued, absolute, contingent or otherwise, and whether arising out of contract, tort, the principles of equity or otherwise shall not in the aggregate exceed the Purchase Price paid and/or owing by ONCM. MSA may satisfy any obligation to ONCM under this Agreement by a forgiveness of a corresponding amount of any debt then owed to MSA, or its Assignees, under the terms of the Promissory Notes, the Debentures or the RTE. Any claim by ONCM for damages due to ONCM resulting from a breach by MSA of the representations and warranties set forth in Paragraph (8) of 0 must be made within 12 months after the Closing Date.

5.6 **No Additional Liability**. None of MSA or any of its Assignees, subsidiaries, Affiliates, officers, directors, employees, agents, successors or assigns will have any liability or responsibility whatsoever with respect to any environmental liabilities in connection with the

Mulatos Project including, without limitation, as a result of any release of Hazardous Substances into the environment, whensoever and wheresoever occurring, whether before or after the Closing, except as noted below in this Section. Without limiting the foregoing, MSA makes no representation or warranty regarding the condition of any of the Assets, or the existence of any Hazardous Substance, except as expressly set out in 0. ONCM has inspected the Assets and has satisfied itself as to the condition of the Assets and the existence of any Hazardous Substances and all other environmental aspects of the Mulatos Project. ONCM accepts the Assets on an as is, where is, basis. Except to the extent of any breach of the representations and warranties of MSA set out in 0, ONCM assumes all responsibility for any and all environmental liabilities related to the Mulatos Project.

ARTICLE 6
INTERIM PERIOD

6.1 **Risk of Loss**. The Assets shall be at the risk of ONCM from the Effective Date until the Closing provided that until the Closing, MSA shall maintain in force all the policies of property damage insurance under which any of the Assets is insured at the time of execution of this Agreement.

6.2 **Action During Interim Period**. During the Interim Period, MSA shall, or shall cause an Affiliate or other subsidiary to:

(1) maintain and keep the Mulatos Project in good standing with respect to any required governmental filings;

(2) notify ONCM immediately of any breach of any representation, warranty or covenant in this Agreement; and

(3) not do any act or omit to do any act that would cause a breach of any representation, warranty, covenant or agreement contained in this Agreement.

6.3 **Consents and Approvals**. During the Interim Period MSA shall cooperate with ONCM and render all necessary assistance required by ONCM in connection with any application, notification or filing of ONCM to or with any Agency, all at the expense of ONCM.

6.4 **Dealing with Assets**. Unless this Agreement is terminated, MSA shall not until Closing:

(1) sell, transfer or otherwise dispose of, or allow the sale, transfer or other disposition of, any material Asset;

(2) authorize or propose the purchase of any material Asset or interest therein; or

(3) grant any rights or options to acquire any material Asset

without the prior written consent of ONCM.

ARTICLE 7
POST-CLOSING MATTERS

7.1   **Cooperation in Filing of Returns**. ONCM agrees to provide to MSA all reasonable cooperation following the Closing Date in connection with the filing of income tax returns of MSA where information relevant to the said filing is contained in the Books and Records delivered to ONCM pursuant to this Agreement.

7.2   **Further Assurances**. Subject to the terms and conditions of this Agreement, each Party shall promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things in connection with this Agreement that the other Party may reasonably require, for the purposes of giving effect to this Agreement and to the transactions contemplated herein and, where appropriate, cooperate with each other in doing those acts and things.

7.3   **Transfer of Core Concessions**.

(1) For a period of 180 days after Closing (the "**Transfer Period**") MSA or an Assignee of MSA will exercise all reasonable commercial efforts to register the transfer to ONCM of all of the Concessions in the records of the Dirección General de Minas ("**DGM**").

(2) MSA or its Assignee, as applicable, will have exclusive control over the process of transfer and registration of the Concessions, subject only to an obligation to keep ONCM reasonably informed regarding the status of the process. The reasonable costs associated with the transfer of the Concessions will be borne by ONCM unless ONCM exercises its right to terminate this Agreement under subsection 7.3(5), below.

(3) A Concession will be considered to have been transferred to ONCM upon issuance by the DGM of a notification stating that the transfer agreement transferring the Concession to ONCM has been registered provided that, at or before the time that all of the Core Concessions have been transferred to ONCM in accordance with the foregoing, no Party has received a notice from DGM stating to the effect that a certificate indicating that the Concession has been transferred to ONCM will not be issued in due course. Upon the transfer of the Core Concessions to ONCM then ONCM will be deemed to have received good and marketable title to the Concessions for all purposes and ONCM will release MSA and its Assignees from all duties, obligations and liabilities in respect of the transfer of the Concessions, whether arising by contract, tort, the principles of equity or otherwise.

(4) If at the end of the Transfer Period all of the Core Concessions have not been transferred to ONCM then MSA or its Assignee:

(a)   may continue for a period of a further 90 days (the "**Extended Transfer Period**") to attempt to transfer to ONCM all of the Core Concessions; or

(b)   may, at any time during the Extended Transfer Period, and will, on the first Business Day after the Extended Transfer Period, give notice to ONCM that all of the Core Concessions have not been transferred (the "**Core Concession Notice**").

(5) Upon receipt by ONCM of the Core Concession Notice ONCM may:

(a)   within five Business Days after its receipt of the Core Concession Notice, deliver a notice to MSA or its Assignee (a "**Termination Notice**") confirming that ONCM is terminating this Agreement because MSA or its Assignee did not transfer to ONCM all of the Core Concessions; or

(b)   elect to affirm this Agreement notwithstanding that MSA or its Assignee did not transfer to ONCM all of the Core Concessions.

If ONCM does not deliver to MSA or its Assignee a Termination Notice within the five Business Day period specified in (a), above, then ONCM will be deemed to have elected to affirm the Agreement notwithstanding that MSA or its Assignee did not transfer to ONCM all of the Core Concessions and will have no further right to terminate this Agreement or to compensation hereunder.

(6) If ONCM delivers a Termination Notice as contemplated by paragraph 7.3(5)(a), above, thereby terminating this Agreement, then within 30 Business Days after receipt by MSA or its Assignee of a Termination Notice, MSA or its Assignee will deliver to ONCM:

(a)   the Deposit;

(b)   the Closing Payment;

(c)   the Debentures, marked as cancelled;

(d)   the RTE, marked as cancelled;

(e)   the Promissory Notes, marked as cancelled;

(f)   the Certificate Evidencing Assumption of Liabilities, marked as cancelled; and

(g)   the sum equal to the Advanced Amount less the amount of the Expense Reimbursement;

against delivery by ONCM to MSA of:

(h)   duly executed transfer documents to re-transfer to MSA or its Assignee all of the Concessions which had been transferred to ONCM;

(i)   a factura transferring to MSA or its Assignee all Assets which are personal property and the Concessions;

(j)   assignments to MSA or its Assignee of the benefit of all material contracts, Environmental Permits and Ejido Agreements assigned to ONCM by MSA, and any replacements, renewals or extensions thereof; and

(k)   all deeds of conveyance, bills of sale, assurances, transfers, assignments, consents, and such other agreements, documents and instruments as may be reasonably required by MSA or its Assignee to re-transfer all of the Assets which had been transferred to ONCM.

Upon the deliveries by MSA to ONCM, and by ONCM to MSA, as set forth above then this Agreement shall be terminated and Section 9.12 will apply.

(7) If ONCM elects or is deemed to have elected pursuant to subsection 7.3(5) to affirm this Agreement then:

(a)   MSA will have no further obligations to transfer the Concessions, or any of them, to ONCM;

(b)   there will be no adjustment or set off to the Purchase Price, or any amount then owing by ONCM to MSA or its Assignees under this Agreement; and

(c)   ONCM shall release MSA from all duties, obligations and liabilities in respect of the transfer of the Concessions whether arising by contract, tort, and the principles of equity or otherwise.

———————————

ARTICLE 8
SECURITY

8.1   **Assignment of Mulatos Project**. ONCM hereby (i) mortgages and charges to MSA as and by way of a fixed mortgage and charge; (ii) pledges to MSA; (iii) assigns and transfers to MSA as and by way of a specific transfer and assignment; and (iv) grants to MSA a security interest in all of ONCM's right, title and interest in and to the Concessions and any material Asset as a first charge against the Mulatos Project to secure the performance of each of the obligations, duties and covenants of ONCM contained in this Agreement or in any agreement, document or instrument entered into pursuant to this Agreement.

8.2   **Security Agreement**. As continuing collateral security for the payment and performance of the obligations of ONCM to MSA hereunder, ONCM covenants and agrees to enter into, execute and deliver at Closing a security agreement in registerable form acceptable to MSA to evidence the security interest granted in Section 8.1.

8.3   **Blanket Guarantee**. National Gold hereby irrevocably and unconditionally guarantees the due and punctual performance and payment to MSA and its Assignees, whether at stated maturity, by acceleration or otherwise, of all obligations of ONCM to MSA, now or hereafter existing under or pursuant to this Agreement or any other Security Documents, whether for principal, interest, bonus, fees, expenses, indemnity or otherwise, incurred by MSA in enforcing any of its rights under this guarantee, and shall execute and deliver a blanket guarantee of all such obligations (the "**Blanket Guarantee**"). National Gold agrees that MSA or its Assignees may grant extensions of time or other indulgences and otherwise deal with ONCM and others as MSA and its Assignees may see fit without prejudice to or in any way limiting or lessening the liability of National Gold under this Blanket Guarantee, and MSA and its Assignees shall not be bound to exhaust their recourses against ONCM or others before being entitled to payment from National Gold under this guarantee and the Blanket Guarantee. This Blanket Guarantee shall remain in full force and effect notwithstanding any act, omission to act, operation of any Law (including without limitation any Law that may extinguish the indebtedness, obligations or liabilities of ONCM before full payment and performance thereof) or any other circumstance which might otherwise constitute a defence available to, or a discharge of, ONCM in respect of such obligations or of National Gold in respect of this Blanket Guarantee, until such time as MSA and its Assignees have received the full benefits contemplated by Sections 1.2 and 1.4."

8.4   **Rights and Remedies Cumulative**. All rights and remedies of MSA and its Assignees set out in this Agreement or any instrument, agreement or document delivered pursuant hereto or in any other agreement between any of the Parties hereto and any other person whomsoever are cumulative and no right or remedy contained herein or therein is intended to be exclusive but each is in addition to every other right or remedy contained herein or therein or in any future agreement, or now or hereafter existing at law, in equity or by statute, or pursuant to any other agreement between the Parties hereto that may be in effect from time to time.

ARTICLE 9
GENERAL

9.1   **Expenses**. Each Party shall be responsible for its own legal and other expenses (including any Taxes imposed on such expenses) incurred in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement and for the payment of any broker's commission, finder's fee or like payment payable by it in respect of the purchase and sale of the Assets pursuant to this Agreement.

9.2   **Payment of Taxes**. ONCM shall pay all Taxes, including without limitation the IVA Payment, and filing or recording fees payable in connection with the instruments of transfer provided for in this Agreement.

9.3   **No Set-Off or Withholding by National Gold or ONCM**. All payments required or contemplated by this Agreement, the Debentures, the Promissory Notes or the RTE to be made by ONCM or National Gold to MSA or its Assignees shall be made by ONCM or National Gold without deduction, set-off or withholding except if a tax is required to be withheld by ONCM as required by a tax Law of the United Mexican States. For greater certainty, no amounts shall be withheld in respect of IVA or other recoverable Taxes. The Parties acknowledge and agree that this Section is not intended to limit the remedies to ONCM or National Gold that an arbitrator may provide pursuant to Section 9.15.

9.4   **Confidentiality**. Disclosure of this Agreement, its terms and conditions and the transactions that it contemplates shall be made only:

        (1) with the approval of MSA and ONCM, which approval shall not be withheld unreasonably;

        (2) as required by the Law or any Agency.

The Parties shall consult with the other as to the timing and wording of press releases and other disclosure of or relating to the purchase and sale of the Assets and ONCM and National Gold shall not make any such disclosure without the prior written consent of MSA or its Assignees. Notwithstanding the foregoing, the Parties shall be entitled to describe this Agreement and provide copies thereof to their respective boards of directors and to those Affiliates, Assignees, employees, bankers and professional advisors that need to know details about this Agreement in order for the Parties to perform their covenants or satisfy the conditions set out in this Agreement and to effect any registrations required or desirable under this Agreement.

9.5   **Notices**.

        (1) Any notice, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail with return receipt requested, or (iii) sent by confirmed fax or other similar means of confirmed electronic communication, provided that a copy of any notice sent by confirmed electronic communication shall also be sent by mail, in each case to the applicable address set out below:

(a)   if to MSA, to:

Minera San Augusto, S.A. de C.V.
Guerrero 109 Sur-altos entre Jalisco y Puebla
Hermosillo, Sonora, Mexico
C.P. 83000

Attention: Mark E. Isto

with a copy to:

Placer Dome Inc.
1600 – 1055 Dunsmuir Street
Vancouver, BC
Canada
V7X 1P1

Attention: Geoffrey Gold

and to:

Kennecott Minerals Company
224 North 2200 West
Salt Lake City, Utah
U.S.A.
84116
Facsimile: (801) 238-2488

Attention: President

with a copy to:

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, P.O. Box 49314
Vancouver, BC
Canada
V7X 1L3
Facsimile: (604) 631-3309

Attention: Peter J. O'Callaghan

(b)   if to ONCM, to:

National Gold Corporation
600 – 890 West Pender Street
Vancouver, BC
Canada
V6C 1J9
Facsimile: (604) 687-1327

Attention: Albert J. Matter

with a copy to:

Irwin, White & Jennings
2620 – 1055 West Georgia Street
P.O. Box 11168, Royal Centre
Vancouver, BC
Canada
V6E 3R5
Facsimile: (604) 689-2806

Attention: Lowell E. Thomas

(2) Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day in the place where the communication is to be received and the communication is so delivered, faxed or sent, and confirmed, before 4:30 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day, if delivery is confirmed. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

(3) Any Party may from time to time change its address under this Section by notice to the other Parties given in the manner provided by this Section.

9.6   **Time of Essence**. Time shall be of the essence of this Agreement in all respects.

9.7   **Entire Agreement**.   This Agreement and the documents referred to herein constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, commitments, negotiations or discussions, whether oral or written.   There are no conditions, warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as specifically set out in this Agreement.

9.8   **Notices of Non-Compliance**. Each Party shall give prompt notice to the others of:

(1) the occurrence or failure to occur of any event, which occurrence or failure causes, or the Party reasonably expects to cause, any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date; and

(2) any failure of such Party, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

9.9   **Grace Period**. Except in respect of the Promissory Note for $750,000 attached as 0 hereto, which shall be governed by its terms, ONCM may remedy any default in payment for any cash payment under this Agreement by making the payment in full to the applicable party within 14 days after the date such payment was due and such payment when so paid shall be deemed to have been made in a timely manner and on the due date for all purposes.

9.10   **No Waiver**. A waiver of any default, breach or non-compliance under this Agreement is not effective unless in writing and signed by the Party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by another Party. The waiver by a Party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that Party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

9.11   **Termination**.   This Agreement shall terminate only:

(1) by mutual agreement of the Parties hereto;

(2) by MSA at its option by notice to ONCM if: (i) one or more of the conditions set forth in Section 3.2 have not been fulfilled on the Closing Date and have not been waived by MSA, and (ii) MSA can reasonably demonstrate that the costs and expenses anticipated to arise from the non-fulfilment of such conditions will exceed $100,000; or

(3) by ONCM at its option by notice to MSA if: (i) one or more of the conditions set forth in Section 3.3 have not been fulfilled on the Closing Date and have not been waived by ONCM, and (ii) ONCM can reasonably demonstrate that the costs and expenses anticipated to arise from the non-fulfilment of such conditions will exceed $100,000;

(4) pursuant to Section 7.3; or

(5) by either MSA or ONCM at its option by notice to the other if the Closing Date has not occurred on or before March 31, 2001.

9.12   **Void upon Termination**. If this Agreement is terminated, it shall, except for obligations of confidentiality in the confidentiality agreement dated May 28, 2000 between

MSA, T-Mex, Accessions and National Gold and in Section 9.4 of this Agreement; any indemnification provisions; the limitations on liability in Article 5; and the obligations contained in Section 1.3 and Section 1.5, which shall continue indefinitely or until fulfilled in accordance with the terms of such Article or Section, become void and of no force and effect and there shall be no liability on the part of any Party or their respective officers and directors except to the extent that any such Party is in default of any of its obligations under this Agreement or is in breach of a representation or warranty under this Agreement.

9.13   **Amendment**. This Agreement may be amended only by written agreement of all Parties hereto.

9.14   **Severability**. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

9.15   **Arbitration**. Except in respect of any matter concerning the actual transfer of the Concessions which shall be conclusively and exclusively determined pursuant to Section 7.3, each Party irrevocably agrees (i) that any and all disputes, claims or controversies arising out of or in any way connected with or arising from this Agreement, its negotiation, performance, breach, enforcement, existence or validity, any failure of the Parties to reach agreement with respect to matters provided for in this Agreement and all matters of dispute relating to the rights and obligations of the Parties, which cannot be amicably resolved, even if only one of the Parties declares that there is a difference, will be referred to and finally settled by private and confidential binding arbitration held in Vancouver, British Columbia, Canada in English pursuant to the rules of the British Columbia International Commercial Arbitration Centre and to the *International Commercial Arbitration Act*, R.S.B.C. 1996, c. 233, and for that purpose each of the Parties now irrevocably and unconditionally attorns and submits to the jurisdiction of such British Columbia arbitral tribunal; (ii) that any or all of the arbitrators may be of Canadian nationality; (iii) not to oppose any such British Columbia arbitration on the basis of *forum non conveniens* or for any other reason; and (iv) not to oppose the enforcement against it in any other jurisdiction of any arbitral award duly obtained as contemplated by this Section.

9.16   **Governing Law**. Except in respect of any matter concerning the actual transfer of the Concessions required by Mexican Law to be governed by Mexican Law, this Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in that Province (in each case excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction) and shall be treated, in all respects, as a British Columbia contract.

9.17   **Successors and Assigns**. National Gold and ONCM may not, without the prior written consent of MSA (which consent may be withheld for any reason), assign or transfer, whether absolutely, by way of security or otherwise, all or any part of their respective rights or obligations under this Agreement or any agreement, certificate or instrument delivered pursuant to this Agreement to any Person. This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns.

9.18   **Counterparts**. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form.

———————————

ARTICLE 10
INTERPRETATION

10.1 **Definitions**. In this Agreement, those terms defined in Schedule A shall have the meanings attributed to them in that Schedule unless the context requires otherwise.

10.2 **Headings and Table of Contents**. The division of this Agreement into Articles, Sections and Paragraphs, the insertion of headings, and the provision of any table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

10.3 **Number and Gender**. Unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing gender include all genders.

10.4 **Business Days**. If any payment is required to be made or other action is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be made or taken on the next Business Day.

10.5 **Currency and Payment Obligations**. Except as otherwise expressly provided in this Agreement:

(1) all dollar amounts referred to in this Agreement are stated in Canadian Dollars;

(2) any payment contemplated by this Agreement shall be made by cash, certified cheque or any other method that provides immediately available funds; and

(3) except in the case of any payment due on the Closing Date, any payment due on a particular day must be received and available not later than 2:00 p.m. (Vancouver, British Columbia time) on the due date and any payment made after that time shall be deemed to have been made and received on the next Business Day.

10.6 **Statute References**. Any reference in this Agreement to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time.

10.7 **Section and Schedule References**. Unless the context requires otherwise, references in this Agreement to Articles, Sections, Paragraphs or Schedules are to Articles, Sections, Paragraphs or Schedules of this Agreement. The Schedules to this Agreement are as follows, each of which is incorporated by reference in and deemed to be a part of this Agreement.

SCHEDULES

A	Definitions
B	Royalty for Technical Expertise
C	Debentures
D	Certificate Evidencing Assumption of Liabilities
E	$750,000 Promissory Note

F	$1,750,000 Promissory Note
G	Assets and Allocation of Purchase Price
H	MSA's Closing Certificate
I	Form of Opinion
J	ONCM's Closing Certificate
K	National Gold's Closing Certificate
L	Conditions to Closing in Favour of ONCM
M	Conditions to Closing in Favour of MSA
N	Representations and Warranties of MSA
O	Representations and Warranties of ONCM
P	Representations and Warranties of National Gold
Q	Mulatos Project

IN WITNESS WHEREOF the Parties have executed this Agreement in the city of Hermosillo in the state of Sonora, United Mexican States on this 21 day of December, 2000.

MINERA SAN AUGUSTO, S.A. de C.V.

By: (signed) *"Mark Isto"*

By: (signed)

O. N. C. de MEXICO S.A. de C.V.

By: (signed) *"Albert Matter"*

NATIONAL GOLD CORPORATION

By: (signed) *"Albert Matter"*

SCHEDULES

A	Definitions
B	Royalty for Technical Expertise
C	Debentures
D	Certificate Evidencing Assumption of Liabilities
E	$750,000 Promissory Note
F	$1,750,000 Promissory Note
G	Assets and Allocation of Purchase Price
H	MSA’s Closing Certificate
I	Form of Opinion
J	ONCM’s Closing Certificate
K	National Gold’s Closing Certificate
L	Conditions to Closing in Favour of ONCM
M	Conditions to Closing in Favour of MSA
N	Representations and Warranties of MSA
O	Representations and Warranties of ONCM
P	Representations and Warranties of National Gold
Q	Mulatos Project

SCHEDULE A

DEFINITIONS

(1) "**Accessions**" means Accessions Mining, Inc.

(2) "**Advanced Amount**" has the meaning give in Section 1.4.

(3) "**Affiliate**" means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, or is a shareholder of, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to control a Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the term "controlled" shall have a similar meaning.

(4) "**Agency**" means any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or any elected or appointed public official having jurisdiction over any of ONCM, MSA, National Gold or the purchase and sale of the Assets.

(5) "**Agreement**" means this Agreement, including the Schedules to this Agreement, as it or they may be amended or supplemented from time to time, and the expressions "**hereof**", "**herein**", "**hereto**", "**hereunder**", "**hereby**" and similar expressions refer to this Agreement and not to any particular Section or other portion of this Agreement.

(6) "**Applicable Law**" means, with respect to any Person, property, transaction, event or other matter, any Law relating or applicable to such Person, property, transaction, event or other matter. Applicable Law also includes, where appropriate, any interpretation of the Law (or any part) by any Person having jurisdiction over it, or charged with its administration or interpretation.

(7) "**Assets**" means the Concessions, the Licences and Permits, the Ejido Agreements, and all other properties, assets, interests and rights of MSA which are set out in 0.

(8) "**Assignees**" means the party or parties to which MSA assigns any or all of its obligations or benefits under or pursuant to this Agreement or any document, instrument or agreement contemplated in this Agreement before, at or after Closing.

(9) "**Assumed Liabilities**" means the Liabilities of MSA listed in 0 that will be assumed by ONCM at Closing.

(10) "**Blanket Guarantee**" has the meaning given in Section 8.2.

(11) "**Books and Records**" means all books, records, files and papers related to the Assets including drawings, engineering information, manuals and data, research, development and exploration records, assaying results, chemical data and lists of present and former customers and suppliers and all copies and recordings of the foregoing, but excluding all

computer and software programs and analyses, tax records, corporate documents, business records and accounting records of MSA.

(12) "**Business Day**" means any day except Saturday, Sunday or any day on which banks are generally not open for business in the place where any action is required to be taken.

(13) "**Canadian Dollars**" or "**$**"means the lawful currency of Canada.

(14) "**CDNX Approval**" means the approval of the Canadian Venture Exchange to the purchase by ONCM of the Assets and the transactions contemplated herein on the terms and conditions contained in this Agreement.

(15) "**Certificate Evidencing Assumption of Liabilities**" has the meaning given in Section 1.2(5).

(16) "**Closing**" means the completion of the purchase and sale of the Assets in accordance with the provisions of this Agreement.

(17) "**Closing Date**" means February 28, 2001 or such earlier or later date as may be agreed upon in writing by the Parties provided that such date shall not be later than March 30, 2001.

(18) "**Closing Payment**" has the meaning given in 1.2(2).

(19) "**Closing Time**" means the time of Closing on the Closing Date provided for in Section 2.1.

(20) "**Concessions**" means the mining concessions owned or leased by MSA and located at or near the village of Mulatos in the state of Sonora in the United Mexican States as listed in 0 attached hereto.

(21) "**Consents and Approvals**" means all consents and approvals required to be obtained in connection with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

(22) "**Conversion Rate**" has the meaning given in Paragraph (f) of Schedule C.

(23) "**Core Concession Notice**" has the meaning given in Section 7.3.

(24) "**Core Concessions**" means the following concessions, each as described further in 0:

       (a)   Alejandra;

       (b)   Bety;

       (c)   Capulin 2;

       (d)   Carolina;

(e)   Continuación de Virgencita;

(f)   Cristina;

(g)   El Marrano;

(h)   El Victor de Mulatos;

(i)   La Central;

(j)   La Central No. 1;

(k)   La Salamandra Fracción 1;

(l)   La Salamandra Fracción 2;

(m)   Los Compadres;

(n)   Mirtha;

(o)   Nuevo Mulatos;

(p)   San Carlos;

(q)   San Lorenzo 1;

(r)   San Lorenzo 2;

(s)   San Miguel 1;

(t)   San Miguel 2; and

(u)   Tequila.

(25)   "**Conversion Rate**" has the meaning given in Paragraph (f) of Schedule C.

(26)   "**day**" means a calendar day unless otherwise specified.

(27)   "**Debentures**" has the meaning given in Section 1.2(4).

(28)   "**Deposit**" has the meaning given in Section 1.3.

(29)   "**DGM**" means the Dirección General de Minas, the General Bureau of Mines responsible for recording title to mineral concessions in the state of Sonora in the United Mexican States.

(30)   "**Effective Date**" means January 1, 2001**.**

(31)   "**Ejido Action**" means action 485/95 between Pedro Hurtado et al. and MSA et al. relating to surface rights for the Mulatos Project.

(32)   "**Ejido Agreements**" means all agreements between MSA and the Ejido Mulatos relating to surface rights for the Mulatos Project including those dated November 24, 1992, January 16, 1994 and November 26, 1995.

(33)   "**Encumbrance**" means any lien, charge, encumbrance, title retention right, security interest, adverse claim, pledge, hypothecation or right of others of any nature or kind whatsoever.

(34)   "**Environmental Laws**" means Applicable Law in respect of the natural environment, public or occupational health or safety, and the manufacture, importation, handling, transportation, storage, disposal and treatment of Hazardous Substances.

(35)   "**Environmental Permits**" means the permits, certificates, approvals, consents, registrations and licences issued by a governmental authority and relating to the Mulatos Project which are listed in 0.

(36)   "**Expense Reimbursement**" has the meaning given in Section 1.5.

(37)   "**Extended Transfer Period**" has the meaning given in Section 7.3.

(38)   "**Hazardous Substance**" means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of them that may impair the natural environment, injure or damage property or plant or animal life or harm or impair the health of any individual.

(39)   "**including**" means "including without limitation", and "**includes**" means "includes without limitation".

(40)   "**Indemnified Parties**" has the meaning set out in Section 5.1 and "**Indemnified Party**" means each of them.

(41)   "**Interim Period**" means the period from the Effective Date until the Closing.

(42)   "**IVA Payment**" has the meaning given in Section 1.2(6).

(43)   "**Law**" means any law, statute, regulation, order, judgment, decree, treaty or other requirement having the force of law, rule, policy or guideline of any country, province, state or territory, or any Agency located therein, having jurisdiction over ONCM, MSA, National Gold or the purchase and sale of the Assets.

(44)   "**Licences and Permits**" means all licences, permits, filings, authorizations, approvals or indicia of authority issued to MSA in connection with the Mulatos Project, and includes the Environmental Permits.

(45)   "**Lien**" means any lien, mortgage, charge, hypothec, pledge, security interest, prior assignment, option, warrant, lease, sublease, right to possession, encumbrance, claim, right

or restriction which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property.

(46) "**MSA**" means Minera San Augusto, S.A. de C.V., a company formed under the laws of the United Mexican States.

(47) "**Mulatos Project**" means the mineral exploration and development project carried out on the Concessions and all of the Assets used in connection with the said project.

(48) "**National Gold**" means National Gold Corporation, a company formed under the laws of Alberta.

(49) "**ONCM**" means O. N. C. de Mexico S.A. de C.V., a company formed under the laws of the United Mexican States.

(50) "**Party**" means a party to this Agreement and any reference to a Party includes its successors and permitted assigns; and "**Parties**" means every Party.

(51) "**Permitted Liens**" means, in respect of any of the Assets:

(a) Liens for Taxes if such Taxes are not due and payable;

(b) mechanics', construction, carriers', workers', repairers', storers' or other similar liens (inchoate or otherwise) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business which have not been filed, recorded or registered in accordance with Applicable Law or of which notice has not been given to MSA;

(c) minor title defects or irregularities consisting of minor survey exceptions, minor unregistered easements or rights of way, restrictions in the original grant of title, restrictions implied by Applicable Law and other minor unregistered restrictions as to the use of real property which title defects, irregularities or restrictions do not, in the aggregate, materially impair the continued use of the real property to which they relate after the Closing on substantially the same basis as such real property is currently being used;

(d) easements, covenants, rights of way and other restrictions which are registered, provided that they do not, in the aggregate, materially impair the continued use of the real property to which they relate after the Closing on substantially the same basis as such real property is currently being used; and

(e) registered agreements with municipalities provided that they have been complied with or adequate security has been furnished to secure compliance and provided that they do not, in the aggregate, materially impair the continued use of the real property to which they relate after the Closing on substantially the same basis as such real property is currently being used.

(52)   "**Person**" is to be broadly interpreted and includes an individual, a corporation, a partnership, a joint stock company, a limited liability company, a trust, an incorporated or unincorporated joint venture, association, syndicate or organization, the government of a country or any political subdivision thereof, or any agency or department of any such government, and the executors, administrators or other legal representatives of an individual in such capacity.

(53)   "**Promissory Notes**" has the meaning given in Section 1.2(7).

(54)   "**Purchase Price**" has the meaning given in Section 1.2.

(55)   "**RTE**" has the meaning given in Section 1.2(3).

(56)   "**Security**" means the security given to MSA, at any time and from time to time to secure the obligations of ONCM to MSA hereunder, including, without limitation, the security referred to in Article 8 hereof.

(57)   "**Security Documents**" means the documents referred to in Article 8, and the agreements, instruments and documents delivered from time to time to MSA, by ONCM, National Gold and other Persons, for the purpose of establishing, perfecting, preserving and protecting the security.

(58)   "**T-Mex**" means Tenedoramex, S.A. de C.V.

(59)   "**Taxes**" means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments or similar charges in the nature of a tax including government and private pension plan contributions, unemployment insurance payments and workers compensation premiums, together with any installments with respect thereto, and any interest, fines and penalties, imposed by any governmental authority (including federal, state, provincial, municipal and foreign governmental authorities), and whether disputed or not.

(60)   "**Termination Notice**" has the meaning given in Section 7.3(5)(a).

(61)   "**Transfer Period**" has the meaning given in Section 7.3.

(62)   "**U.S. Dollars**" or "**US$**" means the lawful currency of the United States of America.

ROYALTY FOR TECHNICAL EXPERTISE

Pursuant to the Asset Purchase Agreement between Minera San Augusto, S.A. de C.V. ("**MSA**"), O. N. C. de Mexico S.A. de C.V. ("**ONCM**") and National Gold Corporation ("**National Gold**") dated as of December 21, 2000 (the "**Agreement**"):

1.   From the date of Commencement of Commercial Production, ONCM shall pay to MSA or its Assignee (the "**Holder**") a royalty for technical expertise ("**RTE**") as a result of MSA providing geological and technical information on the Mulatos Project to ONCM at the time of Closing, equal to 2% of the Net Smelter Returns in respect of all Products mined and sold (or deemed sold) by ONCM from the Property on or before such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Property.

2.   For the purposes of this Schedule B:

    (a)   "**Allowable Deductions**" means the following costs incurred after the doré or concentrate stage:

        (i)   all smelting and refining costs, sampling, assaying and treatment charges and penalties including, but not limited to, metal losses, penalties for impurities and charges for refining, selling and handling by the smelter, refinery or other purchaser (including price participation charges by smelters and/or refiners);

        (ii)   costs of handling, transporting, securing (security costs) and insuring such material from the Property or from a concentrator, whether situated on or off the Property, to the place of sale;

        (iii)   taxes based upon sales or production which cannot be recovered by ONCM, but not income taxes; and

        (iv)   marketing costs, including sales commissions, incurred in selling ore, concentrate and metal produced from the Property,

    provided that if Products are deemed to have been sold, Allowable Deductions shall include amounts representing the items enumerated above to the extent that they would have been borne by ONCM had the Products actually been sold.

    (b)   "**Commencement of Commercial Production**" means the first day following the first thirty (30) consecutive days of the operation of any mill or other processing facility located on the Property, which mill or other processing facility has operated at an average rate of at least 60% of its monthly design capacity (or other lesser rate or quantity of production as specified in an operating plan as constituting the Commencement of Commercial Production) and, if no mill or other processing facility is located on the Property, after the end of the first period of 30 consecutive days during which ore or concentrate has been shipped from the Property on a reasonably regular basis for the purpose of earning revenues; provided however, that no period of time during which ore or concentrate is shipped from the Property for sampling, assaying, testing, analysis or evaluation purposes, and no period of time during which milling operations are undertaken as initial tune-up, or milling by pilot or test plant or test mining operations will be taken into account in determining the date of Commencement of Commercial Production.

(c) "**Final Settlement Date**" means the date on which refined gold or silver is available to ONCM.

(d) "**Net Smelter Returns**" means:

(i) in the case of gold or silver processed by a refinery, an amount equal to the number of ounces credited to ONCM by the refinery on the Final Settlement Date multiplied by the price per ounce equal to the average London P.M. gold price fix (for gold) and the Handy and Harman base price (for silver) as published in The Wall Street Journal for the calendar quarter in which the royalty is payable (which gold or silver shall be deemed to have been sold by ONCM), less Allowable Deductions; and

(ii) in all other cases, the amount received by ONCM from the buyer of the Products (or, if such Products are deemed to be sold, an amount equal to the market value thereof f.o.b. the plant producing the same (which amount shall be deemed to have been received by ONCM)), less Allowable Deductions.

(e) "**Products**" means ores, minerals, or other commercially valuable products mined from the Property.

(f) "**Property**" means the property covered by the Concessions (as defined in the Agreement to which this Schedule is attached) and including renewals and restaking of the area encompassed by those Concessions.

3. For the purposes of determining Net Smelter Returns, all receipts and disbursements in currency other than United States currency shall be converted into United States currency on the day of receipt or disbursement, as the case may be.

4. Net Smelter Returns shall be calculated by ONCM at the end of each calendar quarter in which Products from the Property are sold or deemed to be sold. Quarterly calculations of Net Smelter Returns, together with payment of the applicable RTE in United States currency, or in kind if requested by the Holder before the end of the applicable quarter, and calculated using the same basis of valuation and with all additional costs for payment in kind being borne by the Holder, and copies of all net smelter receipts, shall be delivered to the Holder within forty-five (45) days after the end of the applicable quarter. ONCM shall cause the Net Smelter Returns and the records relating thereto to be audited

within the first quarter of each calendar year by a national firm of chartered accountants designated and paid by ONCM (which may be the auditor of ONCM) and:

(a)   copies of the audited reports shall be delivered to ONCM and the Holder by the chartered accounting firm;

(b)   each party shall have three months after receipt of any audited report to object thereto in writing to the other party, and failing such objection, such report shall be deemed correct; and

(c)   in the event of a reaudit, all costs relating to such reaudit shall be paid by ONCM unless the reaudit differs from the original audit by an amount equivalent to less than 1% of the amount of the original audit and the reaudit was requested by a Holder, in which case all costs relating to such reaudit shall by paid by the Holder that requested the reaudit.

5.   ONCM may, but shall not be under any duty to, engage in price protection (hedging) or speculative transactions such as futures contracts and commodity options in its sole discretion covering all or part of production from the Property and neither the profits nor the losses from such transactions shall be taken into account in calculating Net Smelter Returns.

6.   None of the provisions of this Schedule B shall give the Holder any right to management of the Property or any mine established thereupon, nor shall the provisions be interpreted to do so, in particular, but without limiting the generality of the preceding statement, ONCM will plan, manage, control, conduct and supervise mining and processing operations and any decision relating to the type, dimensions and location of the mine, its facilities, pits and service and ancillary establishments, as well as any decision pertaining to the rate of work, production processes, expansion of the mine and to temporary or final stoppage of commercial exploitation and mining operations on the Property, provided that ONCM shall conduct all operations on the Property in a good and workmanlike manner and in accordance with accepted mining practice.

7.   The parties acknowledge that ONCM is not obligated to maintain in good standing, renew or otherwise retain any interest in the Property, or application or reapplication therefor, and that ONCM may, in its sole discretion, without penalty, relinquish, drop, abandon or allow to lapse any or all of the Property, or the applications or reapplications therefor, without further obligation to the Holder except as set forth in the Agreement and except as otherwise provided by the provisions of this Schedule.

8.   Notwithstanding the provisions of Section 7 of this Schedule, if ONCM relinquishes, drops, abandons, allows any portion of the Property to lapse, and subsequently reacquires a direct or indirect beneficial interest with respect to such portion of the Property, then such portion of the Property will once again be subject to the obligation to pay the RTE.

9.   Until payment of the RTE in full ONCM shall not transfer all or any interest in the Property unless the proposed transferee agrees with the Holder in advance of such transfer and in writing to be bound by the terms and conditions of this RTE.

10. Within 90 days following the end of each calendar year, ONCM shall provide the Holder with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year, together with a description of the activities and operations anticipated during the current year (including estimates of expenditures, production, remaining ore reserves and the RTE payable).

11. The Holder or its authorized agent or representative, on not less than seven days' notice to ONCM, may enter upon all surface and subsurface portions of the Property under the direction and control of ONCM for the purpose of inspecting the Property, all improvements thereto and operations thereon, provided that the Holder and its authorized agents and representatives shall enter the Property at their own risk and expense and may not unreasonably hinder operations on or pertaining to the Property.

12. Subject as hereinafter provided, ONCM shall indemnify and save the Holder harmless from any loss, cost or liability incurred by its in its capacity as owner of the RTE (including, without limitation, reasonable attorneys' fees) as a result of a claim by a third party and arising from any failure by ONCM at all times to comply with all applicable federal, provincial and local laws, statutes, rules, regulations, permits, ordinances, certificates, licences and other regulatory requirements, policies and guidelines relating to ONCM's operations and activities on or with respect to the Property; provided, however, ONCM shall have the right to contest any of the same.

13. Before minerals from the Property are commingled with minerals from other properties:

    (a) the minerals from the Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, and other appropriate content;

    (b) representative samples of the minerals shall be taken and retained by ONCM together with the results of assays (including penalty substances) and other appropriate analyses of the samples to determine metal and other relevant content of and penalty substances in the minerals, which samples and results will be produced at the request of the Holder; and

    (c) the amount of the RTE due and payable to the Holder from minerals produced from the Property commingled with minerals from other properties shall be determined.

    Following the expiration of the period for objection described in Section 4 of this Schedule B, and absent timely objection by the Holder, ONCM may dispose of the samples and results required to be kept by this Section.

14. Time shall be of the essence hereof.

15. After the Debentures, the Holder's rights to the RTE shall constitute a second charge against the Property.

16.   Terms with an initial capital letter which are not defined in this Schedule will have the meanings assigned to them in the Agreement.

17.   This RTE is assignable by the Holder in whole or in part without the consent of ONCM.

18.   The exchange rate applicable to the conversion of any amounts denominated in the lawful currency of Mexico to U.S. Dollars under this RTE shall be the exchange rate reported in the Diario Oficial of Mexico City on the date of the conversion.

SCHEDULE C

DEBENTURES

The terms and conditions of the Debentures issued pursuant to Section 1.2(4) of the Agreement shall include the following:

(a)   the initial aggregate principal amount of the Debentures shall be $7,500,000;

(b)   the issuance date shall be as of January 1, 2001 and the maturity date shall be December 31, 2004;

(c)   interest on the outstanding principal shall be simple interest and paid by ONCM to MSA semi-annually on June 30 and December 31 of each year at 7% per annum;

(d)   the principal may be repaid in whole or in part in advance of the maturity date if ONCM is in a surplus cash position with respect to reasonable budgeted expenditures for the next financial year of ONCM;

(e)   at ONCM's election, the Debentures may be repaid and satisfied in full in advance of the maturity date by the payment by ONCM of all interest then outstanding on the undiscounted principal amount plus the principal amount then outstanding less a discount of $83,333.33 per calendar month for each full calendar month in advance of the maturity date up to a maximum discount of $1,999,999.92 (24 months x $83,333.33) if repaid in full on or before December 31, 2002;

(f)   MSA may elect at or before the time of issuance of the Debentures to receive all payments in U.S. Dollars where such payments in Canadian Dollars shall be converted to the equivalent amount owing in U.S. Dollars using the noon rate as reported by the Bank of Canada on the date of issuance of the Debentures (the "**Conversion Rate**") and such Conversion Rate shall remain fixed for so long as any amount remains outstanding under the Debentures;

(g)   the Debentures shall be secured by a security interest in the Mulatos Project, which security interest shall constitute a first charge against the Mulatos Project and rank above and in priority to all other interests in the Mulatos Project;

(h)   the Debentures shall be assignable by the debenture holder to an Affiliate with notice to ONCM but without the consent of ONCM; and

(i)   such other terms and conditions as are usual in a debenture of this type.

SCHEDULE D

CERTIFICATE EVIDENCING ASSUMPTION OF LIABILITIES

O. N. C. de MEXICO S.A. de C.V. ("**ONCM**") hereby certifies that as of and from the date of this certificate, ONCM has assumed and is responsible for the performance of all environmental obligations of Minera San Augusto, S.A. de C.V. ("**MSA**") in respect of the Mulatos Project whether arising before, on or after the date hereof and has agreed to indemnify and hold harmless MSA and its Assignees from all such obligations and liabilities. In particular and without limiting the foregoing, ONCM has assumed all liabilities of MSA in relation to or arising out of:

1. Occurrences of acid rock drainage and acid mine drainage, which occur naturally and as a result of manmade activities, which include historic mining activities. MSA has collected surface water and groundwater samples, which show both surface and groundwater in the Mulatos Project area have been negatively impacted through the addition of heavy metals, reduction of pH and degradation of other water quality criteria routinely measured to assess water quality.

2. Historic mining and exploration activities, including without limitation, surface and underground disturbances to the natural environment that were caused as a result of historic mining and exploration activities. Disturbances include road construction, drilling, mining, tailing disposal, underground excavation, waste pile creation as a result of underground excavation and mining and building construction to support exploration activities. Some historic processing activities are known to have used cyanide. Artisan miners in the Mulatos Project area use and have used mercury to recover precious metals from their mining activities.

3. Surface and underground disturbances to the natural environment that were caused as a result of exploration activities. Disturbances include road construction, drilling, underground excavation, waste pile creation as a result of underground excavation, building construction to support exploration activities and operation of man camps to house workers performing exploration and engineering activities.

4. Soil erosion, including without limitation, surface disturbances on the Mulatos Project site resulting from historic mining activities and recent exploration activities.

5. Endangered species of fish and plants identified or existing in the area of the Mulatos Project.

6. The existence of any hazardous substance in the environment which comprises the Mulatos Project and property adjacent to or overlying the Mulatos Project.

7 Any environmental damage associated with acid rock drainage or acid mine drainage, including without limitation heavy metal contamination or pH reduction.

8.   Any notice relating to the said environment or compliance with or any allegation of breach of law or environmental legislation or the terms and conditions of any environmental permits or other agreements relating to the said environment, however caused, whether such matter arises or relates to periods or conditions existing before or after the date hereof.

9.   Any and all reclamation liabilities or commitments, including without limitation, in relation to historical mining activities conducted on the Concessions or on property adjacent to or overlying the Concessions, and under any environmental permits and the agreements between MSA and the Ejido Mulatos, which may include but are not limited to exploration road re-contouring, waste pile re-contouring, seeding of disturbed areas, reforestation of disturbed areas, construction and placement of erosion control measures or structures, removal of buildings and structures, drill hole plugging, underground access barricading and other similar works.

10.   Any allegation of lost or reduced land productivity or loss or reduction of land value due to historic mining activity, past exploration activities, acid rock drainage, acid mine drainage or erosion.

11.   The Mulatos Project comprises the property covered by, adjacent to or overlying the mineral concessions set out below, and includes without limitation the earth, rock, water, soil, groundwater, streams, air and other environmental components in such area:

        (a)   Alejandra;

        (b)   Bety;

        (c)   Capulin 2;

        (d)   Carolina;

        (e)   Continuación de Virgencita;

        (f)   Cristina;

        (g)   El Carricito;

        (h)   El Jaspe;

        (i)   El Marrano;

        (j)   El Victor de Mulatos;

        (k)   La Central;

        (l)   La Central No. 1;

        (m)   La Salamandra Fracción 1;

(n)   La Salamandra Fracción 2;

(o)   La Salamandra Fracción 3;

(p)   Los Compadres;

(q)   Mirtha;

(r)   Nuevo Mulatos;

(s)   San Carlos;

(t)   San Lorenzo 1;

(u)   San Lorenzo 2;

(v)   San Miguel 1;

(w)   San Miguel 2; and

(x)   Tequila.

Dated this 21 day of December, 2001.

O. N. C. de MEXICO S.A. de C.V.

By:_____

$750,000 PROMISSORY NOTE

PROMISSORY NOTE

$750,000   **[Closing Date]**

FOR VALUE RECEIVED, the undersigned O.N.C. de Mexico S.A. de C.V., a Mexican corporation ("ONCM") whose address is •, unconditionally promises to pay to the order of Minera San Augusto, S.A. de C.V. (the "Holder") at •, or at such other place as the Holder of this Note may from time to time designate in writing, without deduction or setoff, in lawful money of Canada, the principal sum of $750,000 (the "Principal Amount"), together with interest, if any, on such Principal Amount and any other amounts due under this Note.

1.   **Payment.**   Subject to Section 8 of this Note, ONCM shall pay to the Holder $750,000 on •, 2001 **[180 days after Closing]** (the "Due Date"). The Principal Amount may be prepaid in whole or in part at any time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note.

2.   **Late or Partial Payments.**   The acceptance by the Holder of any payment that is less than the entire amount then due under this Note shall be on account only and shall not constitute a waiver of the obligation of ONCM to pay such entire amount. The failure of ONCM to pay the entire amount then due under this Note shall be and continue to be an event of default under this Note, notwithstanding the acceptance by the Holder of less than such entire amount on account, and the Holder shall thereafter, until such entire amount is paid (and notwithstanding acceptance by the Holder thereafter of further sums on account or otherwise), be entitled to exercise all rights and remedies provided for in this Note on the occurrence of an event of default under this Note. The acceptance by the Holder of any amount due under this Note after the same is due shall not constitute a waiver of the right to require prompt payment, when due, of all other amounts due under this Note or to declare that an event of default has occurred under this Note with respect to any other amount not paid when due.

3.   **Default.**   Subject to Section 8 of this Note, if any payment required under this Note is not made when due, the entire unpaid Principal Amount of this Note, together with any other amount due under this Note, shall, at the option of the Holder, become due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived by ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note, and shall thereafter earn interest, both before and after judgment, at a nominal rate (the "**Default Rate**") of 12 percent per annum with interest upon overdue interest at the same rate. Any forbearance, failure or delay by the Holder in exercising any right or remedy under this Note or otherwise available to the Holder shall not be deemed to be a waiver of such right or remedy, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy.

ONCM shall pay all costs and expenses incurred by the Holder in connection with the enforcement of this Note (regardless of the particular nature of such costs and expenses and whether incurred before or after the initiation of suit or before or after judgment), including, without limitation, court costs and trustee's and attorneys' fees and costs.

4.   **Security.**   This Note is secured by a security agreement and Blanket Guarantee issued pursuant to the terms of an Asset Purchase Agreement dated as of the date hereof between ONCM, the Holder and National Gold Corporation (the "Asset Purchase Agreement") and the documents, agreements, certificates and instruments contemplated therein creating a lien and/or security interest on certain real and personal property rights and interests of ONCM hereof, all as contemplated in the said Asset Purchase Agreement and ancillary documents, as they may be modified or amended from time to time.

5.   **Usury.**   Notwithstanding any other provision contained in this Note, in the Asset Purchase Agreement or in any other agreement entered into in connection with this Note, if the Holder ever receives as interest under this Note or the Asset Purchase Agreement an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion as would otherwise be excessive interest shall automatically be applied toward reduction of the unpaid Principal Amount then outstanding under this Note, and not toward the payment of interest.

6.   **Assignment.**   The Holder may assign or transfer all or any part of the Holder's rights or obligations under this Note and on request of the Holder ONCM shall issue and deliver new promissory notes having the same terms and conditions as this Note (the "Replacement Notes") except that the principal amount under the Replacement Notes shall equal in the aggregate the principal amount outstanding under this Note. ONCM may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of ONCM's rights or obligations under this Agreement without the Holder's prior written consent.

7.   **Miscellaneous.**   ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note consent to all extensions of time, renewals, waivers or modifications that may be granted by the Holder with respect to the payment or other provisions of this Note, the release of all or any portion of any security given in connection with this Note, with or without substitution, and the release of any party liable under this Note. Time is of the essence with respect to all obligations of ONCM under this Note. The unenforceability or invalidity of any provisions of this Note shall not affect the enforceability or validity of any other provision of this Note. The terms of this Note shall bind ONCM and inure to the benefit of the Holder. This Note shall be governed by British Columbia law. This Note, the Asset Purchase Agreement and any other written agreement entered into in connection with this Note are the final expression of the agreement between the Holder and ONCM and may not be contradicted by evidence of any alleged oral agreement.

8.   **Grace Period.**   In the event that ONCM: (a) has not received a refund of the IVA Payment (as defined in the Asset Purchase Agreement) on or before the Due Date, and (b) ONCM has diligently used all reasonable commercial efforts to obtain a refund of the IVA Payment on or before the Due Date, then the Due Date shall be extended to the date which is the

earlier of 60 days after the Due Date and the date which is 3 Business Days (as defined in the Asset Purchase Agreement) after the date that the IVA Payment is received by ONCM and interest at 12% per annum shall accrue or be payable during such extended period.

9. **Conflicts.** In the event of a conflict between the provisions of this Note and the provisions of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

THE UNDERSIGNED has executed and delivered this Note on the date first set forth above in the City of _____ in _____,
_____.


O.N.C. de MEXICO S.A. de C.V.


By: _____

Title: _____

SCHEDULE F

$1,750,000 PROMISSORY NOTE

PROMISSORY NOTE

$1,750,000   **[Closing Date]**

FOR VALUE RECEIVED, the undersigned O.N.C. de Mexico S.A. de C.V., a Mexican corporation ("ONCM") whose address is •, unconditionally promises to pay to the order of Minera San Augusto, S.A. de C.V. (the "Holder") at •, or at such other place as the Holder of this Note may from time to time designate in writing, without deduction or setoff, in lawful money of Canada, the principal sum of $1,750,000 (the "Principal Amount"), together with interest, if any, on such Principal Amount and any other amounts due under this Note.

1. **Payment.** ONCM shall pay to the Holder $1,750,000 on •, 2001 **[360 days after Closing]** (the "Due Date"). The Principal Amount may be prepaid in whole or in part at any time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note.

2. **Late or Partial Payments.** The acceptance by the Holder of any payment that is less than the entire amount then due under this Note shall be on account only and shall not constitute a waiver of the obligation of ONCM to pay such entire amount. The failure of ONCM to pay the entire amount then due under this Note shall be and continue to be an event of default under this Note, notwithstanding the acceptance by the Holder of less than such entire amount on account, and the Holder shall thereafter, until such entire amount is paid (and notwithstanding acceptance by the Holder thereafter of further sums on account or otherwise), be entitled to exercise all rights and remedies provided for in this Note on the occurrence of an event of default under this Note. The acceptance by the Holder of any amount due under this Note after the same is due shall not constitute a waiver of the right to require prompt payment, when due, of all other amounts due under this Note or to declare that an event of default has occurred under this Note with respect to any other amount not paid when due.

3. **Default.** If any payment required under this Note is not made when due, the entire unpaid Principal Amount of this Note, together with any other amount due under this Note, shall, at the option of the Holder, become due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived by ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note, and shall thereafter earn interest, both before and after judgment, at a nominal rate (the "**Default Rate**") of 12 percent per annum with interest upon overdue interest at the same rate. Any forbearance, failure or delay by the Holder in exercising any right or remedy under this Note or otherwise available to the Holder shall not be deemed to be a waiver of such right or remedy, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy. ONCM shall pay all costs

and expenses incurred by the Holder in connection with the enforcement of this Note (regardless of the particular nature of such costs and expenses and whether incurred before or after the initiation of suit or before or after judgment), including, without limitation, court costs and trustee's and attorneys' fees and costs.

4. **Security.** This Note is secured by a security agreement and Blanket Guarantee issued pursuant to the terms of an Asset Purchase Agreement dated as of the date hereof between ONCM, the Holder and National Gold Corporation (the "Asset Purchase Agreement") and the documents, agreements, certificates and instruments contemplated therein creating a lien and/or security interest on certain real and personal property rights and interests of ONCM hereof, all as contemplated in the said Asset Purchase Agreement and ancillary documents, as they may be modified or amended from time to time.

5. **Usury.** Notwithstanding any other provision contained in this Note, in the Asset Purchase Agreement or in any other agreement entered into in connection with this Note, if the Holder ever receives as interest under this Note or the Asset Purchase Agreement an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion as would otherwise be excessive interest shall automatically be applied toward reduction of the unpaid Principal Amount then outstanding under this Note, and not toward the payment of interest.

6. **Assignment.** The Holder may assign or transfer all or any part of the Holder's rights or obligations under this Note and on request of the Holder ONCM shall issue and deliver new promissory notes having the same terms and conditions as this Note (the "Replacement Notes") except that the principal amount under the Replacement Notes shall equal in the aggregate the principal amount outstanding under this Note. ONCM may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of ONCM's rights or obligations under this Agreement without the Holder's prior written consent.

7. **Miscellaneous.** ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note consent to all extensions of time, renewals, waivers or modifications that may be granted by the Holder with respect to the payment or other provisions of this Note, the release of all or any portion of any security given in connection with this Note, with or without substitution, and the release of any party liable under this Note. Time is of the essence with respect to all obligations of ONCM under this Note. The unenforceability or invalidity of any provisions of this Note shall not affect the enforceability or validity of any other provision of this Note. The terms of this Note shall bind ONCM and inure to the benefit of the Holder. This Note shall be governed by British Columbia law. This Note, the Asset Purchase Agreement and any other written agreement entered into in connection with this Note are the final expression of the agreement between the Holder and ONCM and may not be contradicted by evidence of any alleged oral agreement.

8. **Conflicts.** In the event of a conflict between the provisions of this Note and the provisions of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

THE UNDERSIGNED has executed and delivered this Note on the date first set forth above in the City of _____ in _____, _____.

O.N.C. de MEXICO S.A. de C.V.

By: _____

Title: _____

SCHEDULE G

ASSETS AND ALLOCATION OF PURCHASE PRICE

1.　　The Assets shall comprise the following, and each of the Assets shall be allocated the purchase price set out opposite such Asset:

	Description	Allocated Purchase Price (Cdn$)
(a)	Concessions listed in 0	$9,000,000
(b)	Personal property as described in attached spreadsheet	133,000
(c)	Engineering and Geology Information and Samples	1,367,000

(d)　The Assumed Liabilities comprised of the following, provided that should any Assumed Liability not be transferable, ONCM shall not assume that Assumed Liability but ONCM shall pay to MSA or its Assignees all amounts owing by MSA thereunder as such amounts become due and payable:

　　(i)　　Contract with camp caretaker

　　(ii)　　Ejido Agreements

　　(iii)　　Resolution for the Manifesto Impact Ambiental

　　(iv)　　Land Use Change Approval

　　(v)　　Hermosillo Warehouse Lease between MSA and Victor Manuel Ojeda Borcardt dated January 3, 2000

　　(vi)　　Mulatos "Teacher's House and Clinical Building" agreement between MSA and Josefina Heras de Camargo dated January 1, 2000

　　(vii)　　Matarachi Camp rental agreement between MSA and the Ejido Matarachi dated August 16, 1994

　　(viii)　　12 Landowner right-of-way purchase agreements (for further description, see attached spreadsheet)

　　(ix)　　the environmental and other liabilities set out in this Agreement

2.   For greater certainty, the following are not included in and do not form part of the Assets:

(a)   all assets, properties, interests and rights not related to the Mulatos Project;

(b)   the rights of MSA relating to this Agreement or any agreements or documents made pursuant to this Agreement;

(c)   all cash on hand or in banks or other depositories;

(d)   insurance;

(e)   the cost of removing any equipment or furniture that are included in the Assets from premises not included in the Assets; and

(f)   all computer equipment, hardware and software except as specifically included in the Assets.

MSA's CLOSING CERTIFICATE

TO: O. N. C. de Mexico S.A. de C.V ("**ONCM**")
                National Gold Corporation ("**National Gold**")

The undersigned, • and •, hereby certify for and on behalf of Minera San Augusto, S.A. de C.V. ("**MSA**"), that they are duly elected or appointed officers of MSA, and that:

    (1)   all of the representations and warranties of MSA set out in the Asset Purchase Agreement made •, 2000 between MSA, ONCM and National Gold (the "**Agreement**") are true and correct as of the date hereof in all material respects or, if made as of a specified date, are true and correct in all material respects as at such date **[except •]**; and

    (2)   all of the terms, covenants and conditions of MSA required to be performed or complied with under the Agreement at or before the time of Closing have been performed or complied with in all material respects **[except •]**.

Capitalized terms used in this Certificate which are defined in the Agreement, and not otherwise defined herein, have the meanings assigned to such terms in the Agreement.

IN WITNESS WHEREOF the undersigned have executed this Certificate.

DATED at •, this • day of •, 2001.

MINERA SAN AUGUSTO, S.A. de C.V.

_____

_____

FORM OF OPINION

_____, 200_.

National Gold Corporation
Mr. Albert Matter
600·890 West Pender St.
Vancouver, British Columbia
Canada V6C 1J9


Re: Assets Purchase Agreement


Gentlemen:

We have acted as counsel to **MINERA SAN AUGUSTO, S.A. DE C.V.** a Mexican corporation (the "Seller"), and give this opinion at the request of Seller, in connection with the preparation, execution and delivery of that certain Asset Purchase Agreement, the permits and related documents (the "Purchase Agreement") dated as of January 1st, 2000 by Seller in favor of O.N.C. de México, S.A. de C.V. (the "Buyer"), and the various documents referred to in each such document and relating thereto. Terms used herein and not otherwise defined have the meanings given to them in the Purchase Agreement.

We have examined the Purchase Agreement, the documents furnished by the Seller pursuant to the Purchase Agreement, the organizational documents of the Seller and all amendments thereto as certified by the appropriate governmental personnel of Mexico (the "Charter"); and the bylaws of the Seller and all amendments thereto (the "Bylaws"). In addition, we have examined the originals, or copies certified to our satisfaction, of such other corporate records of the Seller, certificates of public officials, and agreements, instruments, permits, authorizations and other documents.

In rendering this opinion, we have reviewed the due authorization, execution and delivery of each document referred to herein by all parties.

Based upon the foregoing, and subject to the comments and qualifications set forth below, it is our opinion that:

1.   The Seller is a corporation duly organized and validly existing under the laws of Mexico and is duly qualified to transact business and should be considered as in good standing as a foreign corporation in every jurisdiction in which failure to qualify may materially adversely affect (i) the financial condition or operations of the Seller of (ii) the ability of the Seller to perform its obligations under the Purchase Agreement or any related agreement.

2.   The Seller has all requisite corporate power and authority to conduct its business, to own and transfer its property and to execute and deliver, and to perform all of its obligations under the Purchase Agreement and all related agreements.

3. The execution, delivery and performance by the Seller of the Purchase Agreement and all related agreements and documents are within the Seller's corporate powers do not contravene, or constitute a default under (i) the Charter or the Bylaws or (ii) any law, rule or regulation applicable to the Seller or (iii) any material agreement, judgment, injunction, order, decree or other material instrument binding upon the Seller.

4. Seller agrees in the execution of the Purchase Agreement and all related agreements by a duly authorized officer of the Seller, and it is of our opinion that all such agreements and documents are the legal, valid and binding obligations of the Seller enforceable against the Seller in accordance with their respective terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and by the effect of general principles of equity.

5. That from the documents we have reviewed and have been provided by the Seller, it is the legal only registered concessionary of the Mineral Rights derived from the assets and mining lots, which are located in the municipality of _____;

6. That from the documents we have reviewed and have been provided by the Seller, the Assets and mining lots are legal, in force and in good standing mining concessions in accordance with the laws of the Mexican Republic;

7. The Assets and mining lots either we have reviewed documents or been informed by the Seller that the Assets and the mining lots, were legally acquired, all of them were properly located and denounced, all required locations and validation work was properly performed, recorded and filed with appropriate governmental agencies;

8. From all the documentation we have reviewed, we understand that the Assets and the mining lots are clear and free on any liens and encumbrances and/or limitation of ownership;

9. We have not been informed nor have received any communication from where we can understand there is a claim or challenge against to the ownership of the Assets and the mining lots nor, to its knowledge is there any basis therefore and that there are no outstanding agreements or options to acquire or purchase the Mineral Rights over the Assets and the mining lots or any portion thereof which are not previous agreements with ONCM and that no PERSON is entitled to any royalty or other payment as rent or royalty in respect of any Minerals coming form the mining lots;

10. We have not been informed nor have received any communication from where we can understand there is no right interest in any of the Assets and the mining lots asserted by others because of overlapping or conflicting any of the Mineral Rights.

All assessment work and tax payments required to hold the Assets and the mining lots and mining concessions thereto has been performed or paid through out their existence to date.

11. The Seller has acquired and currently hold all Permits and Licenses, and other concessions granted by or entered into with, or applicable to the Assets and the mining lots or that are material to the Sellers Assets and mining lots and to the Sellers mining operation, in all material respects.

12. As far as we understand from what we have reviewed or being informed from the Seller, the Assets were legally acquired and those imported have paid all duties and were legally imported, and have as well, paid applicable taxes through out their life.

13. As far as we understand from what we have reviewed or being informed from the Seller, the Assets part of this transaction and other personal property owned by The Seller to be transferred in terms of the Purchase Agreement to ONCM are free of all encumbrances except for the encumbrances or liens as closed by the Seller in the Purchase Agreement.

14. From what we have reviewed or being informed by The Seller the Mulatos Project has been conducted with all permits, licenses, approvals, authorizations, consents, registrations or other actions required under Mexican Law, including but not limited to the environmental Law which have been obtained in compliance with Law.

15. To best of our knowledge there has not been administrative or judicial proceedings, actions or claims commenced or threatened with respect to the Seller mining operation, the Assets, mining lots, or any other business conducted on any of the lands or Mineral Rights under Environmental Laws or as a result of Environmental Contamination.

16. To best of our knowledge there have not been claims or proceedings against the Seller derived from the employees which will remain in ONCM organization.

17. To best of our knowledge the Ejido proceeding has been settled with the Ejido representatives as a consequence by complying with the written agreement with the Ejido representatives agreed upon the relationship with them must be biding. All written arrangement supersede or oral arrangements agreed with them and those written arrangement are bound between the parties and among third parties.

18. The Seller is subject to civil, commercial and mining law with respect to its obligations under the Purchase Agreement and all related agreements. The execution, delivery and performance of all such agreements constitute commercial acts as opposed to governmental acts. The Seller and its property do not enjoy, in the courts or under the laws of Mexico, any right of immunity from suit, setoff or attachment or execution on a judgment in respect of the obligations of the Seller under the Purchase Agreement and related agreements.

We are qualified to practice law in Mexico and do not purport to be expert on, or to express any opinion concerning, any laws other than the law of Mexico.

This opinion is limited to the matters expressly set forth herein, and no opinion is implied or may be inferred beyond the matters expressly set forth herein. The opinions expressed herein are being delivered to you as of the date hereof in connection with the Purchase Agreement described hereinabove and is solely for your benefit in connection with the Purchase Agreement described hereinabove and may not be relied on in any manner or for any purpose by any other person, nor any copies published, communicated or otherwise made available in whole or in part to any other person or entity without our specific prior written consent, except that you may furnish copies thereof (i) to any of your permitted successors and assigns in respect of the Purchase Agreement, (ii) to your independent auditors and attorneys, (iii) upon the request of any local or federal authority or official having regulatory jurisdiction over you, and (iv) pursuant to order or legal process of any court or governmental agency.

Very truly yours,

SÁNCHEZ-MEJORADA, VELASCO Y VALENCIA

_____

By:

SCHEDULE J

ONCM'S CLOSING CERTIFICATE

TO: Minera San Augusto, S.A. de C.V. ("**MSA**")

The undersigned, • and •, hereby certify for and on behalf of O. N. C. de Mexico S.A. de C.V. ("**ONCM**"), that they are duly elected or appointed officers of ONCM, and that:

(1)   all of the representations and warranties of ONCM set out in the Asset Purchase Agreement made •, 2000 between MSA, ONCM and ONCM (the "**Agreement**") are true and correct as of the date hereof in all material respects or, if made as of a specified date, are true and correct in all material respects as at such date **[except •]**; and

(2)   all of the terms, covenants and conditions of ONCM required to be performed or complied with under the Agreement at or before the time of Closing have been performed or complied with in all material respects **[except •]**.

Capitalized terms used in this Certificate which are defined in the Agreement, and not otherwise defined herein, have the meanings assigned to such terms in the Agreement.

IN WITNESS WHEREOF the undersigned have executed this Certificate.

DATED at •, this • day of •, 2001.

O. N. C. de MEXICO S.A. de C.V.

_____

_____

SCHEDULE K

NATIONAL GOLD'S CLOSING CERTIFICATE

TO: Minera San Augusto, S.A. de C.V. ("**MSA**")

The undersigned, • and •, hereby certify for and on behalf of National Gold Corporation ("**National Gold**"), that they are duly elected or appointed officers of National Gold, and that:

(1)   all of the representations and warranties of National Gold set out in the Asset Purchase Agreement made •, 2000 between MSA, ONCM and National Gold (the "**Agreement**") are true and correct as of the date hereof in all material respects or, if made as of a specified date, are true and correct in all material respects as at such date **[except •]**; and

(2)   all of the terms, covenants and conditions of National Gold required to be performed or complied with under the Agreement at or before the time of Closing have been performed or complied with in all material respects **[except •]**.

Capitalized terms used in this Certificate which are defined in the Agreement, and not otherwise defined herein, have the meanings assigned to such terms in the Agreement.

IN WITNESS WHEREOF the undersigned have executed this Certificate.

DATED at •, this • day of •, 2001.

NATIONAL GOLD CORPORATION

_____

_____

SCHEDULE L

CONDITIONS TO CLOSING IN FAVOUR OF ONCM

The obligations of ONCM under this Agreement shall be subject to the fulfilment, or the waiver by ONCM, of the following conditions at or prior to the Closing Time, each of which is for the exclusive benefit of ONCM and may be waived by ONCM at any time, in whole or in part, in its sole discretion without prejudice to any other rights that it may have:

(1)   *Compliance by MSA.*   MSA shall have performed and complied with in all material respects all of the terms and conditions in this Agreement on its part to be performed or complied with at or before Closing and shall have executed and delivered or caused to have been executed and delivered to ONCM at the Closing all the documents contemplated in Section 2.2 or elsewhere in this Agreement.

(2)   *Representations and Warranties.*   The representations and warranties of MSA set forth in this Agreement shall have been true and correct in all material respects at and as of the time of execution of this Agreement and all such representations and warranties shall be true and correct in all material respects as at the Closing Time as though made at such time on such date except as affected by transactions contemplated or permitted by this Agreement and except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such date.

(3)   *CDNX Approval.*   CDNX Approval shall have been received at or before the Closing Time.

(4)   *Consents and Approvals.*   All material Consents and Approvals, whether regulatory or contractual, necessary for the transfer of the Assets will have been received and the permits, consents and approvals set out in Section 4.7(3)(d) and 4.7(3)(e), and the Concessions, will have been assigned to ONCM.

(5)   *No Actions.*   No action or proceeding will be pending or will have been instituted by any Person to set aside or prohibit in any way the transactions contemplated by this Agreement.

(6)   *Title to the Assets.*   At Closing ONCM will have received good and marketable title to the Assets.

SCHEDULE M

CONDITIONS TO CLOSING IN FAVOUR OF MSA

The obligations of MSA under this Agreement shall be subject to the fulfilment, or the waiver by MSA, of the following conditions at or prior to the Closing Time, each of which is for the exclusive benefit of MSA and may be waived by MSA at any time, in whole or in part, in its sole discretion without prejudice to any other rights that it may have:

(1)   *ONCM's Compliance.* ONCM shall have performed and complied with in all material respects all of the terms and conditions in this Agreement on its part to be performed or complied with at or before Closing and shall have executed and delivered or caused to have been executed and delivered to MSA at the Closing all the documents contemplated in Section 2.3 or elsewhere in this Agreement.

(2)   *Representations and Warranties.* The representations and warranties of ONCM set forth in this Agreement shall have been true and correct in all material respects at and as of the time of execution of this Agreement and all such representations and warranties shall be true and correct in all material respects as at the Closing Time as though made at such time on such date except as affected by transactions contemplated or permitted by this Agreement and except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such date.

(3)   *CDNX Approval.* CDNX Approval shall have been received at or before the Closing Time.

(4)   *Consents and Approvals.* All necessary Consents and Approvals to the transfer of the Assets will have been received at or before the Closing Time.

(5)   *No Action.* No action or proceeding will be pending or will have been instituted by any Person to set aside or prohibit in any way the transactions contemplated by this Agreement.

SCHEDULE N

REPRESENTATIONS AND WARRANTIES OF MSA

(1)   *Power and Capacity*. MSA is duly incorporated and validly exists and has the necessary corporate power and capacity to own the Assets and on the Closing Date MSA will validly exist as a company under the laws of its jurisdiction of incorporation. No act or proceeding has been taken by or against MSA in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of MSA.

(2)   *Due Authorization*. MSA has the corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by it as contemplated by this Agreement and to carry out its obligations under this Agreement and such other agreements and instruments. The execution and delivery of this Agreement and such other agreements and instruments and the completion of the transactions contemplated by this Agreement and such other agreements and instruments have been duly authorized by all necessary corporate action on the part of MSA and its shareholders.

(3)   *Enforceability of Obligations*. This Agreement constitutes a valid and binding obligation of MSA enforceable against MSA in accordance with its terms subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors or others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(4)   *Title to Assets*. MSA has good and marketable title to all the Assets, free and clear of any and all Liens, except for Permitted Liens. Other than this Agreement, there is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from MSA of any of the Assets out of the ordinary course of business. The Assets do not necessarily include all Environmental Permits, explosives permits and other permits and approvals required under applicable Environmental Laws or any other Applicable Law or all required rights, agreements, titles and undertakings in respect of surface rights or in respect of water use, flow and consumption which may be necessary or desirable for access, exploration, development, exploitation and any other use whatsoever of the Assets.

(5)   *Actions*. To the knowledge of MSA, there are no material claims, actions, proceedings, suits, investigations or reviews pending or commenced in respect of the Mulatos Project.

(6)   *Tax Matters*. MSA has duly and timely paid all material Taxes, royalties or other obligations due to the date of this Agreement in connection with the Concessions.

(7)   *Title to Concessions*. To the knowledge of MSA, and based entirely on the opinion of Sánchez-Mejorada, Velasco Y Valencia, a copy of which opinion has been provided to ONCM, MSA is the registered holder of the Concessions except as otherwise indicated in 0.

(8)   *Environmental.* There are material environmental issues in connection with the Mulatos Project which have been described in the information package regarding the Mulatos

Project provided to ONCM and in Section 4.7 of this Agreement. ONCM has had the opportunity during the course of its due diligence investigations to conduct site visits to the Mulatos Project and review the material environmental issues. MSA is not aware of having disposed of any Hazardous Substance in the Mulatos Project during the course of its historic mining activities or exploration activities carried out on the Mulatos Project which has not been disclosed to National Gold or ONCM.

SCHEDULE O

REPRESENTATIONS AND WARRANTIES OF ONCM

(1)   *Incorporation and Power*. ONCM is a corporation duly incorporated under the laws of the United Mexican States and is duly organized, validly subsisting and in good standing under such laws and has the full power and authority to own its assets and carry on its business as now conducted.

(2)   *Due Authorization*. ONCM has the corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by it as contemplated by this Agreement and to carry out its obligations under this Agreement and such other agreements and instruments. The execution and delivery of this Agreement and such other agreements and instruments and the completion of the transactions contemplated by this Agreement and such other agreements and instruments have been duly authorized by all necessary corporate action on the part of ONCM and its shareholders.

(3)   *Enforceability of Obligations*. This Agreement constitutes a valid and binding obligation of ONCM enforceable against ONCM in accordance with its terms subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors or others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(4)   *Approvals*. No authorization, consent or approval of, or filing with, any public body, court, or authority or other Agency is necessary for the consummation by ONCM of its obligations under this Agreement and no authorization, consent or approval is required under any agreement or instrument applicable to ONCM which has not been obtained, except for CDNX Approval.

SCHEDULE P

REPRESENTATIONS AND WARRANTIES OF NATIONAL GOLD

(1)   *Incorporation and Power*. National Gold is a corporation duly incorporated under the laws of the Province of Alberta and is duly organized, validly subsisting and in good standing under such laws and has the full power and authority to own its assets and carry on its business as now conducted.

(2)   *Due Authorization*. National Gold has the corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by it as contemplated by this Agreement and to carry out its obligations under this Agreement and such other agreements and instruments. The execution and delivery of this Agreement and such other agreements and instruments and the completion of the transactions contemplated by this Agreement and such other agreements and instruments have been duly authorized by all necessary corporate action on the part of National Gold and its shareholders.

(3)   *Enforceability of Obligations*. This Agreement constitutes a valid and binding obligation of National Gold enforceable against National Gold in accordance with its terms subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors or others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(4)   *Approvals*. No authorization, consent or approval of, or filing with, any public body, court, or authority or other Agency is necessary for the consummation by National Gold of its obligations under this Agreement and no authorization, consent or approval is required under any agreement or instrument applicable to National Gold which has not been obtained, except for CDNX Approval.

SCHEDULE Q

MULATOS PROJECT

Lot	Title	Type	Surface	Duration	Liens or contracts
Alejandra	195,464	Exploration	406.8821 hectares	September 14, 1992 to September 13, 1998	None registered at the PRM.
Bety	191,273	Exploitation	453.7237 hectares	December 19, 1991 to December 18, 2041	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 203.7240 hectares, as long as this concession is in force, registered on January 15, 1993 under Number 93, Page 73, Volume I of the Expropriations, Temporary Occupations and Easements Book.
Capulín 2	196,126	Exploration	12.0084 hectares	September 23, 1992 to September 22, 1998	None registered at the PRM.
Carolina	191,272	Exploitation	347 hectares	December 19, 1991 to December 18, 2041	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 152 hectares, as long as this concession is in force, registered on January 15, 1993 under Number 94, Page 74, Volume I of the Expropriations, Temporary Occupations and Easements Book. Temporary occupation in favor of this concession of a surface of 40 hectares, 25 areas of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, registered on February 4, 1998 under Number 11, Page 6, Volume I of the Temporary Occupations and Easements Book.

Lot	Title	Type	Surface	Duration	Liens or contracts
Continuaci☐n de Virgencita	190,634	Exploitation	100 hectares	April 29, 1991 to April 28, 2041	Temporary occupation in favour of Mr. Gilberto Ocaña Garcia of a surface of 20 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on January 15, 1993 under Number 90, Page 72, Volume I of the Expropriations, Temporary Occupations and Easements Book. Temporary occupation in favour of this concession of a surface of 10 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on February 4, 1998 under Number 9, Page 5, Volume I of the Temporary Occupations and Easements Book. Temporary occupation in favor of this concession of a surface of 5 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on February 4, 1998 under Number 10, Page 5, Volume I of the Temporary Occupations and Easements Book.
Cristina	191,271	Exploitation	290 hectares	December 19, 1991 to December 18, 2041	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 290 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on January 15, 1993 under Number 92, Page 73, Volume I of the Expropriations, Temporary Occupations and Easements Book.
El Carricito	206,895	Exploration	2,176.8440 hectares	April 3, 1998 to April 2, 2004	None registered at the PRM.1
El Jaspe	209,714	Exploitation	78 hectares	August 3, 1999 to August 2, 2049	None registered at the PRM.

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1 This mineral concession is held by Empresa Minera CanMex, S.A. de C.V.

Lot	Title	Type	Surface	Duration	Liens or contracts
El Marrano	199,064	Exploration	434 hectares	February 28, 1994 to February 27, 2000	None registered at the PRM.
El Victor de Mulatos	196,110	Exploitation	18 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 18 hectares, as long as this concession is in force, registered on January 13, 1993 under Number 88, Page 71, Volume I of the Expropriations, Temporary Occupations and Easements Book.
La Central	196,111	Exploitation	96 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 96 hectares, as long as this concession is in force, registered on January 15, 1993 under Number 97, Page 76, Volume I of the Expropriations, Temporary Occupations and Easements Book.
La Central No. 1	196,108	Exploitation	81.2560 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 18.2500 hectares of land, as long as this concession is in force, registered on January 15, 1993 under Number 87, Page 70, Volume I of the Expropriations, Temporary Occupations and Easements Book.
La Salamandra Fracción 1	212,185	Exploitation	8,072.6559 hectares	September 22, 2000 to August 29, 2046	Temporary occupation of 10 to 30 hectares of land, respectively, owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, in favor of this concession, as long as this concession is in force, registered on June 4, 1998 under Number 23, Page 13, Volume 1 of the Temporary Occupations and Easements Book.
La Salamandra Fracción 2	212,186	Exploitation	1,161.5005 hectares	September 22, 2000 to August 29, 2046	Temporary occupation of 10 to 30 hectares of land, respectively, owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, in favor of this concession, as long as this concession is in force, registered on June 4, 1998 under Number 23, Page 13, Volume 1 of the Temporary Occupations and Easements Book.

Lot	Title	Type	Surface	Duration	Liens or contracts
La Salamandra Fracción 3	212,187	Exploitation	604.0000 hectares	September 22, 2000 to August 29, 2046	Temporary occupation of 10 to 30 hectares of land, respectively, owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, in favor of this concession, as long as this concession is in force, registered on June 4, 1998 under Number 23, Page 13, Volume 1 of the Temporary Occupations and Easements Book.
Los Compadres	201,674	Exploration	10 hectares	October 11, 1995 to October 10, 2001	None registered at the PRM.
Mirtha	206,755	Exploitation	470.3190 hectares	March 12, 1998 to March 11, 2048	None registered at the PRM.
Nuevo Mulatos	180,600	Exploitation	30 hectares	July 13, 1987 to July 12, 2037	Temporary occupation in favour of this concession of a surface of 30 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on February 4, 1998 under Number 8, Page 4, Volume I of the Temporary Occupations and Easements Book.
San Carlos	196,112	Exploitation	9 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 9 hectares of land, as long as this concession is in force, registered on January 15, 1993 under Number 95, Page 74, Volume I of the Expropriations, Temporary Occupations and Easements Book.
San Lorenzo	210,493	Exploitation	60 hectares	October 8, 1999 to October 7, 2049	None registered at the PRM.
San Lorenzo	211,573	Exploitation	15.616 hectares	June 16, 2000 to June 15, 2050	None registered at the PRM.2

---

2 The title of this concession indicates at the surface of this lot is 15.616 hectares, while the application to obtain the same concession referred to 15.2626 hectares (a smaller surface). The exploration mining concession from where this exploitation concession derives was of 15.2626 hectares.

Lot	Title	Type	Surface	Duration	Liens or contracts
San Miguel 2	195,438	Exploitation	20.2516 hectares	September 14, 1992 to September 13, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 20.2516 hectares, as long as this concession is in effect, registered on January 15, 1993 under Number 89, Page 71, Volume I of the Expropriations, Temporary Occupations and Easements Book.
San Miguel I	191,139	Exploitation	16.7056 hectares	April 29, 1991 to April 28, 2041	Temporary occupation in favour of Minera San Augusto, S.A. de C.V. of a surface of 16.7056 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on January 15, 1993 under Number 91, Page 72, Volume I of the Expropriations, Temporary Occupations and Easements Book.
Tequila	206,724	Exploitation	18.7440 hectares	March 12, 1998 to March 11, 2048	None registered at the PRM.

LANDOWNER ALONG THE ACCESS ROAD (KILOMETER'S 0+14,697 TO 0+43,836)

Item	Landowner	Area (Has.)	Location	Price (Pesos)	Appraisal No.	Appraisal Date	Agreement Date
1	Martin Serrano Almeida	11.9440	0+14,679 – 0+15,000 0+17,175 – 0+19,840	$ 50,000.00	970644-HMO	Agosto 14, 1997	Septiembre 12, 1997
2	Rosendo Torres Garner	8.7000	0+15,000 – 0+17,175	$ 17,400.00	970645-HMO	Agosto 14, 1997	Septiembre 12, 1997
3	Emilio Acuño Amaya	6.2400	0+19,840 – 0+21,400	$ 12,480.00	970646-HMO	Agosto 14, 1997	Septiembre 12, 1997
4	Lorgia Apodaca Nuñez de Lopez	6.6400	0+21,400 – 0+23,060	$ 13,280.00	970647-HMO	Agosto 14, 1997	Septiembre 12, 1997
5	Manuel y Octavio Apodaca Nuñez	10.3200	0+23,060 - 0+25,640	$ 20,640.00	970648-HMO	Agosto 14, 1997	Septiembre 12, 1997
6	Rúben Garner Amaya	3.3600	0+25,640 - 0+26,480	$ 6,720.00	970649-HMO	Agosto 14, 1997	Septiembre 12, 1997
7	Octavio Apodaca Nuñez	6.8800	0+26,480 - 0+28,200	$ 13,760.00	970650-HMO	Agosto 14, 1997	Septiembre 12, 1997
			Cattle Yard Area (2)	$ 42,000.00	---	---	Febrero 26, 1998
8	Francisco Soto Oros	20.6400	0+28,200 - 0+33,360	$ 41,280.00	970651-HMO	Agosto 14, 1997	Septiembre 12, 1997
9	Trinidad Soto Oros	10.2640	0+33,360 - 0+35,926	$ 20,528.00	970652-HMO	Agosto 14, 1997	Septiembre 12, 1997
10	José Evigael Carrasco Cordero	19.92	0+35,926 - 0+38,126 0+38,626 - 0+40,906	$ 35,800.00	970653-HMO	Agosto 14, 1997	Septembre 12, 1997
11	Pedro Moisés Aguilar Peña	2.0000	0+38,126 - 0+38,626	$ 4,000.00	970654-HMO	Agosto 14, 1997	Septiembre 12, 1997
12	Ejido Matarachi	11.7200	0+40,906 - 0+43,836	$ 23,440.00	970656-HMO	Agosto 14, 1997	Septiembre 18, 1997

MULATOS PROJECT ASSET LIST

Number – Description – Price (C- $)

Hermosillo Office Furniture

2 Wooden Office Desk, Model Rivera 901 - $300
2 Wooden Credenza Model Rivera Model 947 - $300
2 Wooden Bookcase Credenza, Model Rivera 953 - $150
1 Wooden Secretaries Desk Model Rivera 995 - $220
1 Wooden Desk, 2.OX0.85X0.75 RIVIERA - $300
3 Metal Desks (various makes/models) - $220
5 Swivel Desk Chairs (various makes/models) - $220
6 Office Chairs (various models) - $180
18 Metal Filing Cabinets, 4 Drawer - $1,350
2 Metal Filing Cabinets, 2 Drawer - $90
1 Wood Meeting Table, 2.4 m. Mod 917 RIVIERA - $150
3 Wooden Book Cases, make Sauder . - $220
3 Wooden Book Cases (various makes/models/condition) - $80
1 Light Table - $150
1 Map Table - $150
5 Hanging Map Files - $900
2 Horizontal Map Files - $900
1 Drafting Table - $70
 Miscellaneous Office Furniture and Supplies, as defined by MSA at time
Lot removal - $300

Office Equipment
 1 Typwriter, IBM 6782 SERIE11-0066138 - $150
 Lot Panasonic Phone Office Phone System w/phones (removal not included) - $150
 1 Paper Shreader, POWERSHREADER PS30 - $150
 1 Small Refrigerator, Mabe mod.1052B SERIE 1M0811657 - $40
 1 Microwave - $40
 1 HP Fax machine, model 900 - $220
 Lot Fire Extinguishers - $150
 Lot Miscellaneous Office Equipment, as defined by MSA at time of removal - $150

Computer Equipment

 1 Dell Computer w/Monitor - $300
 1 Computer Network Hub, 10BT 3COM SUPERSTACK 12 Ports - $150
 1 Computer, No Name, Pentium w/Samsung Monitor - $300
 1 Printer, HP Laser Jet 4L, SN:USBB967562 - $300
 1 Printer, HP Laserjet 4P, SN: JPBK078882 - $300
 Miscellaneous Computer Equipment and Software, as defined by MSA at
 Lot time of removal - $300

Removal of equipment and furniture is the responsibility of the Buyer.

MULATOS PROJECT ASSET LIST

Number - Description – Price (C$)
Mulatos Camp
Lot - Mulatos Camp Buildings and Facilities, which includes:
(1) Office Building, Steel Sandwitch Panel Construction w/Fixtures
(1) Kitchen/ Dinning Facility, Masonry Construction w/Fixtures .
(2) Dormitories, Metal Construction w/Fixtures
(1) Core Shed, Metal Construction w/Fixtures, Shelving, Tables
(1) Warehouse Building, Metal Construction w/Fixtures
(2) Diesel Storage Tanks, 20,000 Liter w/handpump
(1) Gasoline Storage Tank, 10,000 Liter w/handpump
(1) Core Storage Building, Metal Dome Construction, Poor Condition
water system, eletrical system - $75,000
Diesel Generator, "Olimpian" model CD050 serial no. 2015299 w/
1 Caterpillar diesel engine, model 3054 seriel no. 42K01307 - $7,500
1 Diesel Generator, Model Perkins - $750
1 Wooden Desk - $70
3 Metal Desks - $220
3 Metal Tables - $220
23 Single Beds w/Matress - $1,040
5 Wardrobes, Wooden - $220
1 Kitchen Range w/six burners - $450
1 Kitchen Range w/four burners - $150
1 Microwave Oven - $70
3 Wooden Tables for Dinning Rooms - $120
1 Washing Machine, Whirlpool - $70
1 Refrigerator, Gas - $70
1 Refrigerator, Electric - $70
1 Freezer, Electric - $70
1 Sony 21" Color Television - $150
1 Satelite System for Television - $450
1 Water Pump (Type: Beam) w/Electric Motor - $300
3 Swamp Coolers - $450
1 Solar Lighting System in Kitchen - $1,500
Lot Camp Kitchen Utinsels and Equipment, as defined by MSA - $450
Lot Camp Bedding and Linen, as defined by MSA - $220
Lot Power and Hand Tools, as defined by MSA - $2,250
Lot Miscellaneous Camp Supplies and Repair Parts, as defined by MSA - $300
Lot Miscellaneous Camp Furniture, as defined by MSA - $150
Vehicles
1 1998 DODGE RAM W2500 PICKUP CUSTOM SN: WM214262 - $6,000
1 1998 DODGE RAM W2500 PICKUP CUSTOM SN: VVM231992 - $7,500
Other Equipment
1 Weather Station, Located at Mulatos - $7,500
River Gauging Station w/Data Recorder,
1 Located on the bank of the Rio Mulatos - $1,500
Stream Gauging Station w/Data Recorder,
1 Located in the Arroyo Mulatos - $1,500
1 Waterra Sampling Pump - $1,500
Radio System w/3 repeaters located at Bachoco, San Javier and
Lot Matarachi, (condition and status unknown) - $4,500
2 Mobile Radio, Motorola P110 w/charger - $120
2 Mobile Radio, Motorola SM-120 - $120
2 Radio YAESU FT80C - $750
1 Copier w/Base CANON NP-1520, MOD.F126600, SERIE NZ2533 - $750
Total - $133,000

[MEXICAN VISA OF

ADRIAN F. JACKMAN]

[MEXICAN VISA OF

ALBERT MATTER]

[MEXICAN VISA OF

MARK EDWARD ISTO]

MINERA SAN AUGUSTO, S.A. DE C.V.

- and -

O. N. C. de MEXICO S.A. de C.V.

- and -

NATIONAL GOLD CORPORATION

ASSET PURCHASE AGREEMENT

DATED December 21, 2000

EXHIBIT 4.2

<u>AMENDMENT TO ASSET PURCHASE AGREEMENT</u>

This Amendment dated March 23, 2001 is made

Between

MINERA SAN AUGUSTO, S.A. de C.V.

("**MSA**")

And

O. N. C. de MEXICO S.A. de C.V.

("**ONCM**")

And

NATIONAL GOLD CORPORATION

("**National Gold**")

RECITALS

A.   MSA, ONCM and National Gold entered into an Asset Purchase Agreement dated December 21, 2000 (the "**Asset Purchase Agreement**") under which MSA agreed to sell and ONCM agreed to purchase certain assets of MSA;

B.   The Asset Purchase Agreement contemplated that ONCM would make certain payments at Closing;

C.   ONCM wishes to extend the time for payment of certain payments under the Asset Purchase Agreement, and MSA has agreed to such extension on the terms and conditions set forth herein;

D.   The parties previously agreed to extend the Closing Date to March 15, 2001 and have now agreed to further extend the Closing Date as set forth herein; and

E.   MSA may assign all rights and benefits which in the future will accrue to it under this Amendment.

NOW THEREFORE THIS AGREEMENT witnesses that in consideration of the payment by each of the parties hereto to the other parties the sum of $10.00 (the receipt and sufficiency of which are hereby acknowledged) and the representations, warranties and covenants set out herein and other good and valuable consideration, the parties covenant and agree as follows:

1. **Defined Terms**. Terms and phrases in this Amendment with an initial capital letter and not otherwise defined herein will have the meanings ascribed to them in the Asset Purchase Agreement.

2. **Extension Fee.** Upon execution of this Amendment ONCM shall pay to MSA the amount of $200,000 plus the Deposit for an aggregate amount of $250,000 as an extension fee (the "**Extension Fee**") in consideration of MSA entering into this Amendment and not as a partial prepayment of the Expense Reimbursement or any other amount owing under the Asset Purchase Agreement provided that if Closing occurs at the Closing Time, the Extension Fee shall be credited towards the Deposit and the Closing Payment in accordance with the terms of the Asset Purchase Agreement, as amended by this Amendment.

3. **Legal Fees.** Within 5 Business Days of receipt of an invoice from MSA or its Assignees specifying the amount owing pursuant to this section, ONCM shall pay to MSA all reasonable legal fees and disbursements incurred by MSA from time to time in preparation of this Amendment and any other agreement, document or instrument delivered in conjunction with or pursuant to this Amendment.

4. **Subsection 1.2(2).** Subsection (2) of Section 1.2 of the Asset Purchase Agreement is deleted in its entirety and replaced by the following:

> "(2)   by payment at Closing to MSA or its Assignees of the amount of $200,000 (the "**Closing Payment**");"

5. **Subsection 1.2(6).** Subsection (6) of Section 1.2 of the Asset Purchase Agreement is deleted in its entirety and replaced by the following:

> "(6)   by delivery at Closing to MSA or its Assignees of a promissory note in the amount of $1,575,000 in the form attached hereto as Schedule R (the "**IVA Promissory Note**") in respect of value added tax payable in connection with ONCM's purchase of the Assets (the "**IVA Payment**");"

6. **Subsection 1.2(8).** The following paragraph is included in Section 1.2 of the Asset Purchase Agreement as subsection (8):

> "(8)   by delivery at Closing to MSA or its Assignees of a promissory note in the amount of $250,000 in the form attached hereto as Schedule S (the "**Deferred Closing Payment**")."

7. **Section 1.3.** Subsections (2) and (3) of Section 1.3 of the Asset Purchase Agreement are deleted in their entirety and the following paragraph is inserted as subsection (2):

> "(2)   if Closing does not occur at the Closing Time for any reason, then the Deposit plus accrued interest shall be paid to MSA or its Assignees

without prejudice to any other rights and remedies that MSA or its Assignees may have and Blake, Cassels & Graydon LLP is hereby irrevocably directed to pay the Deposit plus accrued interest to MSA, or as MSA or its Assignees may direct, upon receipt of a written request from MSA or its Assignees confirming that Closing did not occur at the Closing Time and requesting payment of the Deposit pursuant to this subsection."

8. Section 1.4. Section 1.4 of the Asset Purchase Agreement is deleted in its entirety and replaced by the following:

"1.4 **Reconciliation of Accounts**. The Parties agree that, conditional upon the Closing, the benefits from the Assets and liability for costs arising from the Assumed Liabilities shall be deemed to have passed to ONCM as of the Effective Date and ONCM shall be responsible for all payments and the liabilities in respect of the Assets on or after the Effective Date. Notwithstanding ONCM's liability for all costs incurred after the Effective Date, at ONCM's request MSA will pay on behalf of ONCM the following amounts which are payable after the Effective Date and prior to the Closing Date in connection with the Mulatos Project:

(2)   the sum of US$335,000 payable in January, 2001 under the Ejido Agreements;

(3)   the sum of US$80,000 payable in January, 2001 in respect of mineral concession taxes;

(4)   the sum of US$5,000 payable in January and February, 2001 in connection with the Ejido Agreements; and

(5)   any other reasonable costs incurred by MSA on behalf of ONCM, including any adjustments of the foregoing, from the Effective Date until the Closing Date,

all of which payments are collectively referred to as the "**Advanced Amount**".

At Closing ONCM shall deliver to MSA or its Assignees a promissory note in the principal amount of the Advanced Amount in the form attached hereto as Schedule T (the "**Advanced Amount Promissory Note**") to reimburse MSA for the Advanced Amount. If this Agreement is terminated after the Effective Date, the expenses incurred by ONCM after the Effective Date will be for its account and will not be reimbursed by MSA and ONCM will indemnify MSA and its Affiliates for all liabilities, including environmental liabilities, incurred by ONCM in connection with the Mulatos Project after the Effective Date until the date of termination."

9. Subsection 2.2(4). Subsection (4) of Section 2.2 of the Asset Purchase Agreement is deleted in its entirety and replaced by the following:

"(4)   registrable transfer documents to effect the transfer to ONCM of the Concessions except the Concession Continuación de la Virgencita;"

10. Subsection 2.2(9). The following paragraph is inserted in Section 2.2 of the Asset Purchase Agreement as subsection (9):

"(9)   transfer documents to effect the transfer to ONCM of all of MSA's right, title and interest in and to the Concession Continuación de la Virgencita;"

11. Section 2.3. Section 2.3 of the Asset Purchase Agreement is deleted in its entirety and replaced by the following paragraph:

"2.3   **ONCM's Closing Deliveries**. At the Closing, ONCM shall deliver or cause to be delivered to MSA the following documents and payments, each in a form acceptable to MSA and duly executed where applicable:

(1)   a certificate of the President or other senior officer of ONCM dated as of the Closing Date in the form of Schedule J;

(2)   a certified copy of resolutions of the directors of ONCM authorizing the execution and delivery of this Agreement and the purchase of the Assets and all documents required to be executed by ONCM pursuant hereto;

(3)   the Certificate Evidencing Assumption of Liabilities;

(4)   the Deposit;

(5)   the Closing Payment;

(6)   the Debentures;

(7)   the RTE;

(8)   the IVA Promissory Note;

(9)   the Promissory Notes;

(10)   the Advanced Amount Promissory Note;

(11)   the Deferred Closing Payment;

(12)   a security agreement in registerable form acceptable to MSA evidencing MSA's security interest in the Mulatos Project;

(13)   an opinion of counsel to ONCM addressed to MSA, the shareholders of MSA and counsel to MSA in respect of those matters which MSA may reasonably require; and

(14)   all such other assurances, consents, agreements, documents and instruments as may reasonably be required by MSA to complete the transactions provided for in this Agreement."

12. Section 2.4. Section 2.4 of the Asset Purchase Agreement is deleted in its entirety and replaced by the following paragraph:

"2.4   **National Gold's Closing Deliveries**. At the Closing, National Gold shall deliver or cause to be delivered to MSA the following documents, each in a form acceptable to MSA and duly executed where applicable:

(1)   a certificate of the President or other senior officer of National Gold dated as of the Closing Date in the form of Schedule K;

(2)   a certified copy of resolutions of the directors of National Gold authorizing the execution and delivery of this Agreement and the purchase of the Assets, the issuance and delivery of the Blanket Guarantee and all documents required to be executed by National Gold pursuant hereto;

(3)   the Blanket Guarantee;

(4)   a share pledge agreement pledging all of the shares of ONCM to MSA or its Assignees in a form acceptable to MSA;

(5)   one or more share certificates representing all of the issued and outstanding shares of ONCM duly endorsed for transfer;

(6)   a general security agreement evidencing MSA's security interest in the assets of National Gold, which agreement shall permit National Gold to grant security ranking *pari passu* with that of MSA with MSA's prior written consent, which may not be unreasonably withheld;

(6)   an opinion of counsel to National Gold addressed to MSA, the shareholders of MSA and counsel to MSA in respect of those matters which MSA may reasonably require; and

(7)   all such other assurances, consents, agreements, documents and instruments as may reasonably be required by MSA to complete the transactions provided for in this Agreement."

13. Section 3.3. The following sentence shall be inserted as the concluding sentence of Section 3.3 of the Asset Purchase Agreement:

"For greater certainty, the Extension Fee contemplated by the Amendment to Asset Purchase Agreement shall not be refunded by MSA to ONCM under any circumstances."

14. Subsection 4.7(4). Subsection (4) of Section 4.7 of the Asset Purchase Agreement is deleted in its entirety and replaced by the following:

> "(4)   Either before or after Closing MSA may assign to other parties ("**Assignees**") some or all of the benefits derived by MSA under this Agreement, or any document or instrument contemplated hereby, including the Debentures, the Promissory Notes, the RTE, the IVA Promissory Note, the Deferred Closing Payment and the Advanced Amount Promissory Note. National Gold and ONCM further acknowledge and agree that any Assignee of an interest of MSA hereunder will have all of the rights and privileges of MSA under this Agreement as if it was a party hereto. In furtherance of any such assignment MSA may request that ONCM deliver at Closing one or more Promissory Notes, Debentures, IVA Promissory Notes, Deferred Closing Payment or Advanced Amount Promissory Notes in such denominations and in either Canadian or United States currency (at a fixed exchange rate) as may be directed by MSA prior to Closing. MSA may request that any document or instrument to be delivered by National Gold or ONCM at Closing be registered in the name of and delivered to an Assignee of MSA; and"

15. Section 4.8. The words "under any of the Promissory Notes or the Debentures" in each of subsections (1) and (2) of Section 4.8 of the Asset Purchase Agreement are deleted and replaced by the following:

> "under any of the Promissory Notes, the Debentures, the IVA Promissory Note, the Deferred Closing Payment or the Advanced Amount Promissory Note"

16. Subsection 4.8(5). The following paragraph is included in Section 4.8 of the Asset Purchase Agreement as subsection (5):

> "(5)   so long as any amount remains outstanding under any of the IVA Promissory Note, the Deferred Closing Payment or the Advanced Amount Promissory Note, neither ONCM nor any of its Affiliates will, except with the prior written consent of MSA or all of its Assignees (which consent may be withheld for any reason), issue or permit to be issued any shares, warrants, options or other security (as such term is defined in the *Securities Act* (British Columbia), R.S.B.C. 1996, c. 418) in the capital of ONCM."

17. Section 4.9. The words "under any of the Promissory Notes or the Debentures neither it nor any of its Affiliates will" in each of subsections (1) and (2) of Section 4.9 of the Asset Purchase Agreement are deleted and replaced by the following:

> "under any of the Promissory Notes, the Debentures, the IVA Promissory Note, the Deferred Closing Payment or the Advanced Amount Promissory Note neither it nor any of its Affiliates will (nor will it vote any of the shares held by it in the capital of ONCM so as to permit)"

18. Subsection 4.9(4). The following paragraph is included in Section 4.9 of the Asset Purchase Agreement as subsection (4):

> "(4)   so long as any amount remains outstanding under any of the IVA Promissory Note, the Deferred Closing Payment or the Advanced Amount Promissory Note, neither National Gold nor any of its Affiliates will, except with the prior written consent of MSA and each of its Assignees (which consent may be withheld for any reason), issue or permit to be issued any shares, warrants, options or other security (as such term is defined in the *Securities Act* (British Columbia), R.S.B.C. 1996, c. 418) in the capital of ONCM."

19. Section 5.5.   The words "then owed to MSA, or its Assignees, under the terms of the Promissory Notes, the Debentures or the RTE" are deleted from Section 5.5 of the Asset Purchase Agreement and replaced by the words "then owed to MSA, or its Assignees, under the terms of the Promissory Notes, the Debentures, the RTE, the IVA Promissory Note, the Deferred Closing Payment or the Advanced Amount Promissory Note".

20. Section 6.2.   Subsection (3) of Section 6.2 of the Asset Purchase Agreement is deleted in its entirety and replaced by the following:

> "(3)   not do any act or omit to do any act that would cause a breach of any representation, warranty, covenant or agreement of MSA contained in this Agreement."

21. Subsection 7.3(6).   Clause (a) of subsection 7.3(6) of the Asset Purchase Agreement is deleted in its entirety. Clauses (b) and (g) of subsection 7.3(6) of the Asset Purchase Agreement are deleted in their entirety and replaced by the following:

> "(b)   the amount actually paid by ONCM to MSA or its Assignees in respect of the Deferred Closing Payment;"

> "(g)   the sum equal to the amount actually paid by ONCM to MSA or its Assignees in respect of the Advanced Amount less the amount of the Expense Reimbursement;"

22. Clause 7.3(6)(l).   The following paragraph is included in subsection 7.3(6) of the Asset Purchase Agreement as clause (l):

> "(l)   the amount by which the Expense Reimbursement is less than the amount actually paid by ONCM to MSA or its Assignees in respect of the Advanced Amount."

23. Section 8.2.   Section 8.2 of the Asset Purchase Agreement is deleted in its entirety and replaced by the following:

> "8.2   **Security**.   As continuing collateral security for the payment and performance of the obligations of ONCM to MSA hereunder, there shall be

deposited with MSA the following documents, each of which documents shall be in registerable form acceptable to MSA:

(a)   a security agreement duly created by ONCM in favour of MSA or its Assignees, which security agreement shall contain a first fixed and specific charge and security interest on the interest of ONCM in and to all its property, assets and undertaking and a floating charge on the interest of ONCM in all its other property and assets not otherwise charged under the security agreement;

(b)   the IVA Promissory Note;

(c)   the Deferred Closing Payment;

(d)   the Advanced Amount Promissory Note;

(e)   a Blanket Guarantee (defined below) duly created by National Gold in favour of MSA or its Assignees, including an assignment and postponement of claim in respect of indebtedness and liabilities of ONCM to National Gold thereunder;

(f)   in support of the Blanket Guarantee at item (b) above and any other guarantee granted by it, a security agreement duly created by National Gold in favour of MSA or its Assignees, which security agreement shall contain a first fixed and specific charge and security interest on the interest of National Gold in and to all its property, assets and undertaking and a floating charge on the interest of National Gold in all its other property and assets not otherwise charged under the security agreement;

(g)   in support of the Blanket Guarantee, a share pledge duly created by National Gold in favour of MSA or its Assignees of all shares in the capital of ONCM; and

(h)   the Debenture."

24. Section 8.3.   Section 8.3 of the Asset Purchase Agreement is deleted in its entirety and replaced by the following:

National Gold hereby irrevocably and unconditionally guarantees the due and punctual performance and payment to MSA and its Assignees, whether at stated maturity, by acceleration or otherwise, of all obligations of ONCM to MSA, now or hereafter existing under or pursuant to this Agreement or any other Security Documents, whether for principal, interest, bonus, fees, expenses, indemnity or otherwise, incurred by MSA in enforcing any of its rights under this guarantee, and shall execute and deliver a blanket guarantee of all such obligations (the "**Blanket Guarantee**"). National Gold agrees that MSA or its Assignees may grant extensions of time or other indulgences and otherwise deal with ONCM and others as MSA and its Assignees may see fit without prejudice to or in any way limiting or lessening the liability of National Gold under this guarantee and the Blanket Guarantee, and MSA and its Assignees shall not be bound to exhaust their recourses against ONCM or others before being entitled to payment from National Gold under this guarantee and the Blanket Guarantee. This guarantee and the Blanket Guarantee shall remain in full force and effect notwithstanding any act, omission to act, operation of any Law (including without limitation any Law that may extinguish the indebtedness, obligations or liabilities of ONCM before full payment and performance thereof) or any other circumstance which might otherwise constitute a defence available to, or a discharge of, ONCM in respect of such obligations or of National Gold in respect of this guarantee and the Blanket Guarantee, until such time as MSA and its Assignees have received the full benefits contemplated by Sections 1.2 and 1.4."

25. Section 8.5. The following paragraph is inserted in the Asset Purchase Agreement as Section 8.5:

> "**8.5 Principal Obligor.** National Gold hereby acknowledges and confirms that it is a principal obligor under this Agreement."

26. Section 9.1. The phrase "Subject to Section 3 of the Amendment to Asset Purchase Agreement titled "Legal Fees"," shall be inserted at the beginning of Section 9.1 of the Asset Purchase Agreement.

27. Section 9.3. The words "by this Agreement, the Debentures, the Promissory Notes or the RTE" in Section 9.3 of the Asset Purchase Agreement shall be deleted and replaced by the following words:

> "by this Agreement, the Debentures, the Promissory Notes, the RTE, the IVA Promissory Note, the Deferred Closing Payment or the Advanced Amount Promissory Note"

28. Subsection 9.5(1). The following paragraphs are inserted at the end of clause (a) of subsection 9.5(1) of the Asset Purchase Agreement:

> "provided that after the first assignment of this Agreement, any notice delivered pursuant to or under this Agreement or any certificate, document, instrument or agreement delivered pursuant hereto shall be delivered to:

> Tenedoramex, S.A. de C.V.
> Guerrero 109 Sur-altos entre Jalisco y Puebla
> Hermosillo, Sonora, México
> C.P. 83000

> **Attention: Mark Isto**

> with a copy to:

Placer Dome America
1125 Seventeenth Street
Suite 2310
Denver, Colorado
U.S.A.
80202
Facsimile: (303) 675-0707

Attention: Ralph Godell

and to:

Kennecott Minerals Company
224 North 2200 West
Salt Lake City, Utah
U.S.A.
84116
Facsimile: (801) 238-2488

Attention: President

with a copy to:

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, P.O. Box 49314
Vancouver, BC
Canada
V7X 1L3
Facsimile: (604) 631-3309

Attention: Peter J. O'Callaghan"

29. Section 9.9.   Section 9.9 of the Asset Purchase Agreement is deleted in its entirety and replaced by the following:

"9.9   **Grace Period**. ONCM may remedy any default in payment for any cash payment under this Agreement by making the payment in full to the applicable party within 14 days after the date such payment was due and such payment when so paid shall be deemed to have been made in a timely manner and on the due date for all purposes. For greater certainty, where any document, instrument or agreement delivered pursuant to this Agreement provides for a grace period, such period shall run concurrently with this grace period and not consecutively."

30. Section 9.12. The words "and in sections 2 and 3 of the Amendment to Asset Purchase Agreement" shall be inserted immediately following the words "Section 1.3 and Section 1.5" of Section 9.12 of the Asset Purchase Agreement.

31. Section 9.19. The following paragraphs are inserted in the Asset Purchase Agreement as Section 9.19:

> "9.19 **Cure of Default**. MSA shall have the right, but shall not be obligated:
>
> (a) at any time and from time to time to take, in its name or in the name of ONCM or otherwise, such action as MSA shall consider necessary or desirable to cure or rectify any default on the part of ONCM under any Licences and Permits, the Ejido Agreements, any surface rights contracts to which ONCM is a party or any other contract material to the Mulatos Project, or other agreement; or
>
> (b) from time to time while a default under this Agreement or any of the Security Documents shall have occurred and remain continuing, to take in its name or in the name of ONCM or otherwise such action as MSA shall consider necessary or desirable to cure or rectify such default;
>
> and, in either case, in so doing MSA shall not incur any liability to ONCM if any such action taken by MSA or on ONCM's behalf in good faith shall prove to be in whole or in part inadequate or invalid and ONCM shall indemnify and hold MSA harmless from and against any loss, cost, liability or expense (including, without limitation, reasonable fees on a solicitor and a solicitor's own client basis and disbursements of counsel) paid, suffered or incurred by MSA in connection therewith or arising therefrom, except for any loss, cost, liability or expense resulting from gross negligence, wilful misconduct or bad faith on the part of MSA.
>
> The liability of ONCM to indemnify MSA as set out in this Section shall survive the payment of the Purchase Price or any portion thereof or any promissory note described in Section 1.2 or Section 1.4 herein, the satisfaction and release of the Security, the payment and satisfaction of indebtedness and liability of ONCM to MSA pursuant to this Agreement or the Security Documents or any termination of this Agreement."

32. Section 10.7. The following paragraphs are inserted in the list of schedules contained in Section 10.7 of the Asset Purchase Agreement and in the list of Schedules immediately preceding the Schedules:

> "Schedule R - IVA Promissory Note
>
> Schedule S - Deferred Closing Payment
>
> Schedule T - Advanced Amount Promissory Note"

33. Schedule A(5). Subsection (5) of Schedule A of the Asset Purchase Agreement is deleted in its entirety and replaced by the following:

> "(5)   "**Agreement**" means this asset purchase agreement, including the Schedules to this asset purchase agreement, as it or they may be amended, supplemented or otherwise modified, extended, renewed or replaced from time to time by any agreement supplemental or ancillary hereto, and the expression "**hereof**", "**herein**", "**hereto**", "**hereunder**", "**hereby**" and similar expressions refer to this Agreement and not to any particular Section or other portion of this Agreement."

34. Schedule A(17). The words "February 28, 2001" are deleted from section (17) of Schedule A of the Asset Purchase Agreement and the words "March 23, 2001" are inserted in replacement therefore.

35. Schedule A(22). Subsection (22) of Schedule A of the Asset Purchase Agreement is deleted in its entirety and replaced by the following paragraph:

> "(22)   "**Conversion Rate**" means the noon rate for U.S. Dollars as reported by the Bank of Canada on the date of issuance of the Debentures."

36. Schedule A(24).   Clause (e) of subsection (24) of Schedule A of the Asset Purchase Agreement is deleted in its entirety. Clauses (q) and (r) of subsection (24) of Schedule A of the Asset Purchase Agreement are deleted in their entirety and replaced by the following paragraphs:

> "(q)   San Lorenzo (Title 210,493);
>
> (r)   San Lorenzo (Title 211,573);"

37. Schedule A(56). Subsection (56) of Schedule A of the Asset Purchase Agreement is deleted in its entirety and replaced by the following paragraph:

> "(56)   "**Security**" means the security given to MSA or its Assignees, at any time and from time to time to secure the obligations of ONCM and National Gold to MSA hereunder, including, without limitation, the security referred to in Article 8 hereof."

38. Schedule A(57). Subsection (57) of Schedule A of the Asset Purchase Agreement is deleted in its entirety and replaced by the following paragraph:

> "(57)   "**Security Documents**" means the documents referred to in Article 8, and the agreements, instruments and documents delivered from time to time to MSA, by ONCM, National Gold and other Persons, for the purpose of establishing, perfecting, preserving and protecting the Security including any amendments, modifications, substitutions or replacements thereof."

39. Schedule A. The following subsections are inserted in Schedule A of the Asset Purchase Agreement:

"(2a)   "**Advanced Amount Promissory Note**" has the meaning given in Section 1.4.

(27a)   "**Deferred Closing Payment**" has the meaning given in Section 1.2(8).

(42a)   "**IVA Promissory Note**" has the meaning given in Section 1.2(6).

40. Schedule D(11)(a). Subsections (t) through (x) of section 11 of Schedule D of the Asset Purchase Agreement are deleted in their entirety and replaced by the following paragraphs:

"(t)   San Lorenzo (Title 210,493);

(u)   San Lorenzo (Title 211,573);

(v)   San Miguel 1;

(w)   San Miguel 2;

(x)   Tequila;

(y)   El Carricito 2;

(z)   Cerro Pelon; and

(aa)   Cerro Pelon 2."

41. Schedule E. The words "Subject to Section 8 of this Note," are deleted from section 1 of Schedule E to the Asset Purchase Agreement. Section 8 of Schedule E to the Asset Purchase Agreement is deleted in its entirety. Section 9 of Schedule E of the Asset Purchase Agreement is renumbered section 8.

42. Schedule G. The list of contracts set out at Schedule G-1 hereto is included in section (d) of Schedule G to the Asset Purchase Agreement as Assumed Liabilities.

43. Schedule Q.

(a)   Footnote 1 to the Concession named El Carricito in Schedule Q of the Asset Purchase Agreement is deleted in its entirety.

(b)   The following paragraphs are inserted as footnote 1 to the Concession named Continuación de la Virgencita in Schedule Q of the Asset Purchase Agreement:

"1. MSA is not the registered owner of this Concession. MSA is the beneficial and legal owner of this Concession pursuant to an option agreement granting MSA an option to purchase this Concession. MSA has taken all steps and made all payments necessary to exercise its option for the purchase of this Concession."

(c) The following paragraph is inserted in the list of Concessions in Schedule Q of the Asset Purchase Agreement:

"El Carricito 2 212,507 Exploration 100 hectares October 31, 2000 to October 30, 2006 Unknown."

44. Additional Concessions. MSA has applied for two additional minerals concessions consisting of Cerro Pelon and Cerro Pelon 2 (the "**Additional Concessions**") by way of application files numbered 82/26815 dated September 7, 2000 and 82/26914 dated October 30, 2000. If MSA is granted the Additional Concessions, MSA shall attempt to transfer the Additional Concessions to ONCM but shall not be liable to ONCM or National Gold in any circumstances whatsoever if the transfer of the Additional Concessions does not occur for any reason. Subject to (i) effective registration of the Additional Concessions in favour of MSA in the records of the DGM and (ii) transfer of the Additional Concessions from MSA to ONCM, the Additional Concessions shall be deemed to be included in the list of Concessions in Schedule Q of the Asset Purchase Agreement effective as of the time that the Additional Concessions are granted in favour of MSA.

45. Schedules R, S and T. The schedules attached hereto as Schedules R, S and T are inserted in the Asset Purchase Agreement as Schedules R, S and T, respectively.

46. Hedge. On or before March 30, 2001, National Gold shall enter into one or more hedging agreements (the "**Hedge**") to protect National Gold and its affiliates against any risk of loss in respect of currency exchange or devaluation on the amount of the IVA Payment converted into Mexican pesos on the Closing Date and shall maintain the Hedge in full force and effect until the IVA Promissory Note and any replacements or substitutions therefor have been paid in full. On or before March 30, 2001, National Gold shall assign to MSA or its Assignees all of the benefit, right, title and interest in and to any monetary gains realized under the Hedge up to the amount outstanding under the IVA Promissory Note and any substitutions or replacements therefor.

47. Disclosure. Each of National Gold and ONCM shall deliver to MSA or each of its Assignees within 10 days of the preparation of such document (i) one copy of each financial statement, whether quarterly, annual, interim or other, prepared by it, (ii) one copy of each disclosure document or other material delivered to its shareholders, (iii) one copy of each document filed by it with any stock exchange, the British Columbia Securities Commission and any similar regulatory authorities in any jurisdiction, and (iv) evidence of timely payment of all Taxes owing on the Concessions.

48. IVA Procedures. On or before April 17, 2001, ONCM shall submit to the Mexican government tax authorities all documents, certificates, facturas and all other items required to be filed or submitted to the Mexican government tax authorities in order to obtain a refund of the

IVA Payment. ONCM shall promptly deliver evidence of such filing to MSA or each of its Assignees.

49. Representations and Warranties. Each of the parties to this Amendment represents and warrants to each other party that:

(1)   it is a company duly formed, validly existing and in good standing pursuant to the laws of its jurisdiction of incorporation and has all necessary corporate power to enter into this Amendment and to perform its obligations hereunder;

(2)   the entering into this Amendment and the performance of its obligations hereunder will not conflict with or result in a violation or breach of or default under or accelerate the performance required by its constating document, any Applicable Law applicable to it or any contract or other commitment to which they are parties or by which they are bound; and

(3)   it has full power, legal right and authority to execute and deliver this Amendment and to perform its obligations hereunder and the execution of this Amendment and the performance of its terms have been duly authorized by all necessary corporate actions on its part and this Amendment has been duly executed and delivered by it.

50. Further Assurances. The parties hereto agree to execute such further and other assurances and/or documents as may be necessary to complete the true intent and meaning of this Amendment.

51. Governing Law. This Amendment will be governed by and construed and enforced in accordance with the laws of the Province of British Columbia.

52. Ratification and Confirmation. Each of the parties hereby ratifies and confirms all of the terms and conditions of the Asset Purchase Agreement except to the extent expressly amended hereby.

53. Entire Agreement. No amendment or modification of this Amendment will become effective unless and until the same will have been reduced in writing and duly signed, executed and sealed by the parties. This Amendment supersedes all previous agreements, written or oral, in respect of the subject matter hereof.

54. Counterparts. This Amendment and any certificate or other writing delivered in connection herewith may be executed in any number of counterparts and any party hereto may execute any counterpart, each of which when executed and delivered will be deemed to be an original and all of which counterparts of this Amendment or such other writing as the case may be, taken together will be deemed to be one and the same instrument. The execution of this Amendment or any other writing by any party hereto will not become effective until all counterparts hereof have been executed by all the parties hereto.

      IN WITNESS WHEREOF the parties have executed this Amendment in the city of Mexico City, United Mexican States on this 23rd day of March, 2001.


MINERA SAN AUGUSTO, S.A. de C.V.


By: (signed) *"Mark Isto"*

By: (signed)

O. N. C. de MEXICO S.A. de C.V.

By: (signed) *"Albert Matter"*

NATIONAL GOLD CORPORATION

By: (signed) *"Albert Matter"*

SCHEDULE G-1

ADDITIONAL ASSUMED LIABILITIES

(x)   the option agreement pursuant to which MSA was granted an option to purchase the Concession Continuación de la Virgencita and any transfer of the said Concession to MSA by exercise of the option thereunder.

(xi)   the contracts and liabilities set out in the attached spreadsheet to the extent they are not already included herein.

MINERA SAN AUGUSTO, S.A. DE C.V.

Description	Owner and/or Contact	Address	Phone	Observations
Office's	Ana Maria Insus Masó	Guerrero No. 111-3, Co. Centro, C.P. 83000, Hermosillo, Son.	0115262121120	
Warehouse	Victor Manual Ojedo Borchardt	Garcia Conde No. 408, Col. Pitic, Hermosillo, Son.	0115262143327	
Mulatos Agreements	Ejido Mulatos, contact Pedro Hurtado	Ave. Etchojoa No. 1277, Col. Camino Real, Hermosillo, Son.	0115262196688	
Mulatos House's	Josefina Heras de Camargo	Justo Sierra No. 36, Col. Constitucion, C.O. 83150, Hermosillo, Son.	0115262101222	
Matarachi Camp	Ejido Matarachi, contact Evigael Carrasco	Know Address, Matarachi, Son.		
Land Matarachi Camp	Felipe Rascon Amaya	Know Address, Matarachi, Son.		
INE-MIA	Victor Lichtinger Walsman	Mexico City		Permit MIA – Federal Government Agency
SEMARNAT-Use Land	Lic. Jose Luis Luna Urquidez	Centro Gobierno, Hermosillo Building, Floor 2, C.P. 83260, Hermosillo, Son.	0115262592701	Permit CUS – Local Government Agency
SEMARNAT-Power Line	Lic. Jose Luis Luna Urquidez	Centro Gobierno, Hermosillo Building, Floor 2, C.P. 83260, Hermosillo, Son.	0115262592701	Permit LE – Local Government Agency
SIUE-Access Road (Gravel Borrow Pit)	Arq. Manuel Ibarra Legarreta	Blvd. Hidalgo y Comonfort, Floor 3		Permit CA – Government Agency
Bureau of Mines Hermosillo	Ing. Juan Antonio Calzada Castra	Nafinsa Build, Blvd. Luis Encinas y Monteverde	115262108278	Mining Concession – Local Government Agency
SEMMSA	Jose Luis Talamantes Reyes	Tehuantepec No. 114, Col. Centenario, C.P. 83260, Hermosillo, Son.	0115262122622	Renewal of the contracts
Landowner Access Road	Martin Serrano Almeida	« Los Pericos » Ranch, Yecora, Son.		
Landowner Access Road	Rosendo Torres Garner	"El Progreso" Ranch, Yecora, Son.		
Landowner Access Road	Emilio Acuña Amaya	Adolfo de la Huerta No. 282, Yecora, Son.		
Landowner Access Road	Lorgia Apodaca Nuñez de Lopez	Know Address, Yecora, Son.		
Landowner Access Road	Manuel y Octavio Apodaca Nuñez	Know Address, Yecora, Son.		
Landowner Access Road	Ruben Garner Amaya	Know Address, Yecora, Son.		
Landowner Access Road	Octavio Apodaca Nuñez	Know Address, Yecora, Son.		
Landowner Access Road	Francisco Soto Oros	Know Address, El Trigo de Corodepe, Sahuaripa, Son.		
Landowner Access Road	Trinidad Soto Oros	Know Address, Matarachi, Son.		
Landowner Access Road	Jose Evigael Carrasco Cordero	Know Address, Matarachi, Son.		
Landowner Access Road	Pedro Moises Aguilar Peña	Aleman Private No. 8, Hermosillo, Son.		
Landowner Access Road	Ejido Matarachi, contact Evigael Carrasco	Know Address, Matarachi, Son.		
Street Access Road	H. Ayuntamiento de Yecora, Sonora	Cajeme St. And Juarez Ave., Yecora, Son.		
Agreement to extraction of water well	H. Ayuntamiento de Yecora, Sonora	Cajeme St. And Juarez Ave., Yecora, Son.		

Whit out Contract or agreement, but transfer the obligations

Suharipe Muncipality	Hermes Biebrich Guevara	Avenida Rafael Meneses s/n, Sahuaripa, Son.	0115263430014	No exist contract with the Company for the service of the Medical and Nurse
Phone Company	Local Office	Garmendia y Morelia, Colonia Centro, C.P. 83000	0115262187788	No exist contract, only change the name of the Company
Water company	Local Office	Luis Donaldo Colosio y Guerrero, Colonia Centro, C.P. 83000	0115262591188	No exist contract, only change the name of the Company
Electrical Power Company	Local Office	Matamoros y San Luis Potosi, Colonia Centro, C.P. 83000	0115262591278	No exist contract, only change the name of the Company
Medical Mulatos	Nepomuceno Silva Madrid	Ave. Paredes esquina Juarez, Sahuaripa, Son.	0115263430096	No contract exist, made a individual contract or with Sahuaripa Municipality
Nurse Mulatos (Practical)	Guadalupe Guzman Cruz	Know Address, Mulatos, Son.	0115251513410	No exist contract, made a individual contract or with Suharipa Municipality
Servicio El Salto, S.A. de C.V. (Gasoline Dr.)	Hermes Biebrich Torres	Hidalgo St. No. 41, Sahuaripa, Son	0115263430003	No exist contract, only change the name of the Company
Medipac, S.A. de C.V. (Mulatos Medicines)	Noe Sandoval Vizcarra	Margarita Maza de Juarez No. 20, Hermosillo, Son.	011526205926	No exist contract, only change the name of the Company
Cybernet de Mexico, S.A. de C.V.	Local Office	Esteban Baca Calderon No. 397, Hermosillo, Sonora	0115262606247	No exist contract, only change the name of the Company
Copy Machine	Local Office	Blvd. Navarrete No. 216, Col. Villa Satelite, C.P. 83200, Hermosillo, Son.	0115262606060	No exist contract, only change the name of the Company

SCHEDULE R

IVA PROMISSORY NOTE

PROMISSORY NOTE

$1,575,000   March 23, 2001

FOR VALUE RECEIVED and by this promissory note ("pagare"), .the undersigned O.N.C. de Mexico S.A. de C.V., a Mexican corporation ("ONCM") whose address is Insurgentes Sur 800 Piso 16, Col. del Valle, Mexico, CP 03100, unconditionally promises to pay to the order of Minera San Augusto, S.A. de C.V. (the "Holder") at Guerrero 109 Sur-altos entre Jalisco y Puebla, Hermosillo, Sonora, Mexico, or at such other place- as the Holder of this Note may from time to time designate in writing, without deduction or setoff, in lawful money of Canada, the principal sum of $1,575,000 (the "Principal Amount"), together with interest on such Principal Amount and any other amounts due under this Note.

1.   Payment. ONCM shall pay to the Holder $1,575,000 on the earlier of (i) July 15, 2001 and (ii) the date on which the value added tax arising from ONCM's purchase under an asset purchase agreement dated December 21, 2000, as amended, among the Holder, ONCM and National Gold Corporation (the "Asset Purchase Agreement") is refunded by the Government of the United Mexican States to ONCM and ('tit') the date on which ONCM fails to pay or perform when due any of its indebtedness, liabilities or obligations under or in respect of (A) any of the promissory notes issued in connection with the Asset Purchase Agreement including, without limitation, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Payment Promissory Note and the Deferred Closing Payment (all as such terns are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated the date hereof to Kennecott Minerals Company and Tenedoramex, S.A. de C.V. or (B) a debenture dated as of January 1, 2001 granted by ONCM to Minera San Augusto, S.A. de C.V. together with any debentures issued in replacement and substitution of the said debenture (the "Due Date". The Principal Amount may be prepaid in whole or in part at any - time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note.

2.   Late or Partial Payments. The acceptance by the Holder of any payment that is less than the entire amount then due under this Note shall be on account only and shall not constitute a waiver of the obligation of ONCM to pay such entire amount. The failure of ONCM . to pay the entire amount then due under this Note shall be and continue to be an event of default under this Note, notwithstanding the acceptance by the Holder of less than such entire amount on account, and the Holder shall thereafter, until such entire amount is paid (and notwithstanding acceptance by the Holder thereafter of further sums on account or otherwise), be entitled to exercise all rights and remedies provided for in this Note on the occurrence of an event of default under this Note. The acceptance by the Holder of any amount due under this Note after the same is due shall not constitute a waiver of the right to require prompt payment, when due, of all other amounts due under this Note or to declare that an event of default has occurred under this Note with respect to any other amount not paid when due.

3.   Interest. (1) The Principal Amount hereof remaining from time to time unpaid and outstanding shall bear simple interest from March 23, 2001 to and including the Due Date at a rate per annum equal to twelve (12%) percent. Such interest shall accrue and be calculated monthly, and shall be payable monthly, in arrears, on the last business day of each month, commencing on March 30, 2001. Any amount of principal, interest or .other amounts payable hereunder on any amount which is not paid when due (whether at stated maturity, by acceleration or otherwise) shall bear interest (both before and after cult and judgment), from the date on which such amount is due until such amount is paid in full, payable on demand, at the rate per annum set out in this Section.

(2)   All computations of interest shall be made on the basis of a year of 365 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Each determination by the Holder of an amount of interest payable by ONCM shall be conclusive and binding for all purposes absent manifest error.

4.   Default. If any payment required under this Note is not made when due, the entire unpaid Principal Amount of this Note, together with any other amount due under this Note, shall, at the option of the Holder, become due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived by ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note, and shall thereafter earn interest, both before and after judgment, at a nominal rate (the "Default Rate") of 12 percent per annum with interest upon overdue interest at, the same rate. Any forbearance, failure or delay by the Holder in exercising any right or remedy under this Note or otherwise available to the Holder shall not be deemed to be a waiver of such right or remedy, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy. ONCM shall pay all costs and expenses incurred by the Holder in connection with the enforcement of this Note (regardless of the particular nature of such costs and expenses and whether incurred before or after the initiation of suit or before or after judgment), including, without limitation, court costs and trustee's and attorneys' fees and costs.

5.   Security. This Note is secured by a security agreement and Blanket Guarantee issued pursuant to the terms of the Asset Purchase Amt and the- documents, agreements, certificates and instruments contemplated therein creating a lien and/or security interest on certain real and personal property rights and ink of ONCM hereof, all as contemplated in the said Asset Purchase Agreement and ancillary documents, as they may be modified or amended from time to time.

6.   Usury. Notwithstanding any other provision cones in this Note, in the Asset Purchase Agreement or in any other agreement entered into in connection with this Note, if the Holder ever receives as interest under this Note or the Asset Purchase Agreement an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion as would otherwise be excessive interest shall automatically be, applied toward reduction of the unpaid Principal Amount then outstanding under this Note, and not toward the payment of interest.

7.   Assignment. The Holder may assign or transfer all or any part of the Holder's rights or obligations under this Note and on request of the Holder ONCM shall issue and deliver new

promissory notes having the same terms and conditions as this Note (the "Replacement Notes") except that the principal amount under the Replacement Notes shall equal in the aggregate the principal amount owing under this Note. ONCM may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of ONCM's rights or obligations under this Agreement without the Holder's prior written consent

8.   Miscellaneous. ON ,CM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evil by this Note consent to all extensions of time, renewals, waivers or modifications that may be granted by the Holder with respect to the payment or other provisions of this Note, the release of all or any portion of any security given in connection with this Note, with or without substitution, and the release of any party liable under this Note. Time is of the essence with respect to all obligations of ONCM under this Note. The unenforceability or invalidity of any provisions of this Note shall not affect the enforceability or validity of any other provision of this Note. The terms of this Note shall bind ONCM and inure to the benefit of the Holder. This Note shall be governed by British Columbia law. This Note, the Asset Purchase Agreement and any other written agreement entered into in connection with this Note are the final expression of the agreement between the Holder and ONCM and may not be contradicted by evidence of any alleged oral agreement.

9.   Conflicts. In the event of a conflict between the provisions of this Note and .the provisions of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

THE UNDERSIGNED has executed and delivered this Note on the date first set forth above in Mexico City, Mexico.

O.N.C. de MEXICO S.A. de C.V.

By :   _____

Title :
_____S

SCHEDULE S

DEFERRED CLOSING PAYMENT

PROMISSORY NOTE

$250,000   March 23, 2001

FOR VALUE RECEIVED and by this promissory note ("pagaré"), the undersigned O.N.C. de Mexico S.A. de C.V., a Mexican corporation ("ONCM") whose address is Insurgentes Sur 800 Piso 16, Col. del Valle, Mexico, CP 03100, unconditionally promises to pay to the order of Minera San Augusto, S.A. de C.V. (the "Holder") at Guerrero 109 Sur-altos entre Jalisco y Puebla, Hermosillo, Sonora, Mexico, or at such other place as the Holder of this Note may from time to time designate in writing, without deduction or setoff, in lawful money of Canada; the principal sum of $250,000 (the "Principal Amount"), together with interest, if any, on such Principal Amount and any other amounts due under this Note.

1.   Payment. ONCM shall pay to the Holder $250,000 on the earlier of (i) July 15, 2001 and (ii) the date on which ONCM fails to pay or perform when due any of its indebtedness, liabilities or obligations under or in respect of (A) any of the promissory notes issued in connection with an asset purchase agreement dated December 21, 2000, as amended, among the Holder, ONCM and National Gold Corporation (the "Asset Purchase Agreement") including, without limitation, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Payment Promissory Note and the Deferred Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated the date hereof to Kennecott Minerals Company and Tenedoramex, S.A. de C.V. or (B) a debenture dated as of January 1, 2001 granted by ONCM to the Holder together with any debentures issued in replacement and substitution of the said debenture (the "Due Date"). The Principal Amount may be prepaid in whole or in part at any time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note.

2.   Late or Partial Payments. The acceptance by the Holder of any payment that is less than the entire amount then due under this Note shall be on account only and shall not constitute a waiver of the obligation of ONCM to pay such entire amount. The failure of ONCM to pay the entire amount then due under this Note shall be and continue to be an event of default under this Note, notwithstanding the acceptance by the Holder of less than such entire amount on account, and the Holder shall thereafter, until such entire amount is paid (and notwithstanding acceptance by the Holder thereafter of further sums on account or otherwise), be entitled to exercise all rights and remedies provided for in this Note on the occurrence of an event of default under this Note. The acceptance by the Holder of any amount due under this Note after the same is due shall not constitute a waiver of the right to require prompt payment, when due, of all other amounts due under this Note or to declare that an event of default has occurred under this Note with respect to any other amount not paid when due.

3.   Default. If any payment required under this Note is not made when due, the entire unpaid Principal Amount of this Note, together with any other amount due under this Note, shall, at the option of the Holder, become due and payable without presentment, demand, protest or notice of

any kind, all of which are expressly waived by ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note, and shall thereafter earn interest, both before and after judgment, at a nominal rate (the "Default Rate") of 12 percent per annum with interest upon overdue interest at the same rate. Any forbearance, failure or delay by the Holder in exercising any right or remedy under this Note or otherwise available to the Holder shall not be deemed to be a waiver of such right or remedy, nor shall any singe or partial exercise of any right or remedy preclude the further exercise of such right or remedy. ONCM shall pay all costs and expenses incurred by the Holder in connection with the enforcement of this Note (regardless of the particular nature of such costs and expenses and whether incurred before or after the initiation of suit or before or after judgment), including, without limitation, court costs and trustee's and attorneys fees and costs.

4.   Security . This Note is secured by a security agreement and Blanket Guarantee issued pursuant to the terms of the Asset Purchase Agreement and the documents, agreements, certificates and instruments contemplated therein creating a lien and/or security interest on certain real and personal property rights and interests of ONCM hereof; all as contemplated in the said Asset Purchase Agreement and ancillary documents, as they may be modified or amended from time to time.

5.   Usury . Notwithstanding any other provision contained in this Note, in the Asset Purchase Agreement or in any other agreement entered into in connection with this Note; if the Holder ever receives as interest under this Note or the Asset Purchase Amt an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion as would otherwise be excessive interest shall automatically be applied toward reduction of the unpaid Principal Amount then outstanding under this Note, and not toward the payment of interest.

6.   Assignment. The Holder may assign or transfer all or any part of the Holder's rights or obligations under this Note and on request of the Holder ONCM' shall jam and deliver new promissory notes having the same terms and conditions as this Note (the "Replacement Notes") except that the principal amount under the Replacement Notes shall equal in the aggregate the principal amount outstanding under this Note. ONCM may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of ONCM's rights or obligations under this Agreement without the Holder's prior written consent.

7.   Miscellaneous. ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebted evidenced by this Note consent to all ions of time; renewals, waivers or modifications that may be granted by the Holder with respect to the payment or other Provisions of this Note, the release of all or any portion of any security given in connection with this Note, with or without substitution, and the release of any party liable under this Note. Time is of the essence with respect to all obligations of ONCM under this Note. The unenforceability or invalidity of any provisions of this Note shall not affect the enforceability or validity of any other provision of this Note. The terms of this Note shall bind ONCM and inure to the benefit of the Holder. This Note shall be governed by British Columbia law. This Note, the Asset Purchase Agreement and any other written agreement

entered into in connection with this Note are the final expression of the agreement between the Holder and ONCM and may not be contradicted by evidence of any alleged oral agreement. .

8.   Conflicts. In the event of a conflict between the provisions of this Note and the provisions of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

THE UNDERSIGNED has executed and delivered this Note on the date first set forth above in Mexico City, Mexico.

O.N.C. de MEXICO S.A. de C.V.

By :   _____
Title : _____

SCHEDULE T

ADVANCED AMOUNT PROMISSORY NOTE

PROMISSORY NOTE

U.S. $420,000   March 23, 2001

FOR VALUE RECEIVED and by this promissory note ("pagaré"), the undersigned O.N.C. de Mexico S.A. de C.V., a Mexican corporation ("ONCM") whose address is Insurgentes sur 800 Piso 16, Col. dal Valle, Mexico, CP 03100, unconditionally promises to pay to the order of Minera San Augusto, S.A. de C.V. (the "Holder") at Guerrero 109 Sur-altos entre Jalisco y Puebla, Hermosillo, Sonora, Mexico, or at such other place as the Holder of this Note may from time to time designate in writing, without deduction or setoff, is lawful money of the United States of America, the principal sum of $420,000 (the "Principal Amount"), together with interest, if any, on such Principal Amount and any other amounts due under this Note.

1.   Payment. ONCM shall pay to the Holder $420,000 on the earlier of (i) July 15, 2001 and (ii) the date on which ONCM fails to pay or perform when due any of its indebtedness, liabilities or obligations under or in respect of (A) any of the promissory notes issued in connection with an asset purchase agreement dated December 21, 2000, as amended, among the Holder, ONCM and National Gold Corporation (the "Asset Purchase Agreement") including, without limitation, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Payment Promissory Note and the Deferred Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated the date hereof to Kennecott Minerals Company and Tenedoramex, S.A. de C.V. or (B) a debenture dated as of January 1, 2001 granted by ONCM to the Holder together with any debentures issued in replacement and substitution of the said debenture (the "Due Date"). The Principal Amount may be prepaid in whole or in part at any time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note.

2.   Late or Partial Payments. The acceptance by the Holder of any payment that is less than the entire amount then due under this Note shall be on account only and shall not constitute a waiver of the obligation of ONCM to pay such entire amount. The failure of ONCM to pay the entire amount then due under this Note shall be and continue to be an event of default under this Note, notwithstanding the acceptance by the Holder of less than such entire amount on account. and the Holder shall thereafter, until such entire amount is paid (and notwithstanding acceptance by the Holder thereafter of further sums on account or otherwise), be entitled to exercise all rights and remedies provided for in this Note on the occurrence of an event of default under this Note. The acceptance by the Holder of any amount due under this Note after the same is due shall not constitute a waiver of the right to require prompt payment, when due, of all other amounts due under this Note or to declare that as event of default has occurred under this Note with respect to any other amount not paid when due.

3.   Default. If any payment required under this Note is not made when due, the entire unpaid Principal Amount of this Note, together with any other amount due under this Note, shall, at the option of the Holder, become due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived by ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note, and shall thereafter earn interest, both before and after judgment, at a nominal rate (the "Default Rate") of 12 percent per annum with interest upon overdue interest at the same rate. Any forbearance, failure or delay by the Holder in exercising any right or remedy under this Note or otherwise available to the Holder shall not be deemed to be a waiver of such right or remedy, nor shell any singe or partial exercise of any right or remedy preclude the further exercise of such right or remedy. ONCM shall pay all costs and expenses incurred by the Holder in connection with the enforcement of this Note (regardless of the particular nature of such costs and expenses and whether incurred before or after the initiation of suit or before or after judgment), including, without limitation, court costs and trustee's and attorneys' fees and costs.

4.   Security, This Note is secured by a security agreement and Blanket Guarantee issued pursuant to the terms of the Asset Purchase Agreement and the documents, agreements, certificates and instruments contemplated therein creating a lien and/or security interest on certain real and personal property rights and interests of ONCM hereof, all as contemplated in the said Asset Purchase Agreement and ancillary documents, as they may be modified or amended from time to time.

5.   Usury. Notwithstanding any other provision contained in this Note, in the Asset Purchase Agreement or in any other agreement entered into in connection with this Note, if the Holder ever receives as interest under this Note or the Asset Purchase Agreement an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion as would otherwise be excessive interest shall automatically be applied toward reduction of the unpaid Principal Amount then outstanding under this Note, and not toward the payment of interest.

6.   Assignment. The Holder may assign or transfer all or any part of the Holder's rights or obligations under this Note and on request of the Holder ONCM shall issue and deliver new promissory notes having the same terms and conditions as this Note (the "Replacement Notes") except that the principal amount under the Replacement Notes shall equal in the aggregate the principal amount outstanding under this Note. ONCM may not assign or, transfer, whether absolutely, by way of security or otherwise, all or any part of ONCM's rights or obligations under this Agreement without the Holder's prior written consent.

7.   Miscellaneous. ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note consent to all extensions of time, renewals, waivers or modifications that may be granted by the Holder with respect to the payment or other provisions of this Note, the release of all or any portion of any security given in connection with this Note, with or without substitution, and the release of any party liable under this Note. Tune is of the essence with respect to all obligations of ONCM under this Note. The unenforceability or invalidity of any provisions of this Note shall not affect the enforceability or validity of any other provision of this Note. The

terms of this Note shall bind ONCM and inure to the benefit of the Holder. This Note shall be governed by British Columbia law. This Note, the Asset Purchase Agreement and any other written agreement entered into in connection with this Note are the final expression of the agreement between the Holder and ONCM and may not be contradicted by evidence of air alleged oral agreement.

8.   Conflicts. In the event of a conflict between the provisions of this Note and the provisions, of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

THE UNDERSIGNED has executed and delivered this Note on the date first set forth above in Mexico City, Mexico.

O.N.C. de MEXICO S.A. de C.V.

By : _____

Title : _____

Exhibit 4.3


**SECOND AMENDMENT
TO
ASSET PURCHASE AGREEMENT
DATED
DECEMBER 21, 2000,
FIRST AMENDED
MARCH 23, 2001**

<u>KEY</u>


<u>Defined Terms</u>	<u>Party</u>
MSA	Minera San Augusto, S.A. de C.V.
ONCM	O.N.C. de Mexico S.A. de C.V.
National Gold	National Gold Corporation
Blakes	Blake, Cassels & Graydon LLP
SMVV	Sanchez-Mejorada, Velasco y Valencia
IWJ	Irwin, White & Jennings
Larios	Larios, Rodriguez del Bosque y de Buen
T-Mex	Tenedoramex S.A. de C.V.
Kennecott	Kennecott Minerals Company


<u>INDEX</u>


<u>Tab</u>	<u>Document</u>
A.	**<u>Pre-Closing</u>**
1.	Letter of Intent
B.	**<u>Closing</u>**
1.	Second Amendment Agreement
2.	T-Mex Advanced Amount Promissory Note – US$294,000
3.	Kennecott Advanced Amount Promissory Note – US$126,000
4.	T-Mex IVA Promissory Note - $1,102,500
5.	Kennecott IVA Promissory Note - $472,500
6.	T-Mex Deferred Closing Payment - $175,000
7.	Kennecott Deferred Closing Payment - $75,000
8.	T-Mex $1,225,000 Note
9.	Kennecott $525,000 Note
10.	T-Mex $525,000 Note
11.	Kennecott $225,000 Note
12.	T-Mex Debenture - $5,250,000
13.	Kennecott Debenture - $2,225,000
14.	RTE
15.	Confirmatory Letter
C.	**<u>Post-Closing</u>**
1.	Acknowledgement
2.	Registrable Security Agreements (to be prepared

Letter of Intent
To Amend
Various Mulatos Asset Purchase Agreement Documents
Effective July 15 2001

Parties to the Amendments

Seller/Debt Holder: Tenedoramex, S.A. de C.V. (TMEX)
Seller/Debt Holder: Kennecott Minerals Company (Kennecott)
Seller/Debt Holder: Accessions Mining (Accession)

Buyer/Debtor: National Gold, Inc. (National Gold)
Buyer/Debtor: ORC de Mexico, S.A de C.V. (ONCM)
Related Party: Mr. Albert Matter

Amendments

The following amendments to the specified documents that support the Mulatos Asset Purchase Agreement dated December 21, 2000 are described with respect to each document that requires a change. In the event that other changes to current documents or additional documents are require to properly record the intent of the concepts being addressed by the changes, all parties agree that such changes or document additions can be made. Unless otherwise qualified, all monetary amounts are presented on a 100% basis with respect to the combined interests of TMEX and Kennecott.

Advance Payment Promissory Notes Amendments
(USS294,000 TMEX, US$126,000 Kennecott)

Clause 1(i) of these promissory notes will be changed to reflect a new due date. The date will be changed from July 15, 2001 to December 31, 2001.

A new clause will be added which states that ONCM will pay TMEX and Kennecott on the designated 70/30 split, twenty percent (20%) of all debt or equity financing completed by National Cold until the Advance Payment Promissory Notes obligations are satisfied, and at least US$150,000 will have been cumulatively paid to TMEX and Kennecott by October 15, 2001. Payment received from any financing will be presented to TMEX and Accessions in the form of a cashiers check or wire transfer in dollars of the United States of America within 5 calendar days of receiving final approval for such financing from the Canadian Venture Exchange. Payment not made within that time period will be considered an act of default. The same obligation will apply to any National Gold proposed merger partner-that may merge with National Gold prior to National Gold meeting all of its financial obligations with respect to the Advance Payment Promissory Notes - (the "Merger Partner") provided that the obligations of the Merger Partner are contingent upon the completion of the merger and such obligations will become due and payable at closing of the merger.

IVA Promissory Notes Amendments
(C$1,102,500 TMEX, C$472,500 Kennecott)

Clause 1(i) of this promissory notes will be changed to reflect a new due. date. The due date will be changed from July 15, 2001 to October 15, 2001. However, in the event a refund is received prior to October 15, 2001, the payment is due, as per Clause 1 (ii) of the IVA Promissory Note.

National Gold shall maintain hedging agreements, as defined in Clause 46 of the Amendment to Asset Purchase Agreement, to protect National Gold and its affiliates against any risk of loss in respect of currency exchange or devaluation on the amount of the IVA Payment converted into Mexican pesos on the Closing Date and shall maintain the Hedge in full force and effect until the IVA Promissory Note and any replacements or substitutions therefore have been paid in full.

Any net gain on IVA refund and hedge transaction will be applied to the Advance Payment Promissory Note payment of US$150,000 due on October 15, 2001. The net gain determination will be net of all the costs National Gold incurred in setting up the hedge. Net gain/loss determinations will be made in Canadian dollars.

C$250 000 Promissory Notes Amendments
(C$175,000 TMEX, C$75,000 Kennecott)

Clause 1(i) of the promissory notes will be changed to reflect a new due date. The due date of July 15, 2001 will be replaced with a due date triggered by gold price. The notes will be due and payable on the earlier of the date which is 60-days after the 6-month trailing average gold price equals or exceeds US$300%z or December 31, 2008.

C$750,000 Promissory Notes
(C$25,000 TMEX, C$225,000 Kennecott)

Clause 1(i) of the promissory notes will be changed to reflect a new due date. The due date of September 26, 2001 will be replaced with a due date triggered by gold price. The notes will be due and payable on the earlier of the date which is 60-days after the 6month trailing average gold price equals or exceeds US$300/oz or December 31, 2008.

C$1,750,000 Promissory Notes Amendments
(C$1,225,000 TMEX and C$525,000 Kennecott)

Clause 1(i) of the promissory notes will be changed to reflect a new due date. The due date of March 18, 2002 will be replaced with a due date triggered by gold price. The notes will be due and payable on the earlier of the date which is 60-days after the 9-month trailing average gold price equals or exceeds US$300/oz or December 31, 2008.

C$7,500,000 Debentures Amendments
C$5,250,000 TMEX Debenture, C$2,250,000 Kennecott Debenture)

Clause 2.2, which refers to the payment of interest, will be changed to reflect a zero interest rate.

The "Maturity Date" of the debenture will be changed from December 31, 2004. The Maturity Date will be replaced with a due date triggered by gold price. The debentures will be due and payable on the earlier of the date which is 90-days after the 9-month trailing average gold price equals or exceeds US$325/oz or December 31, 2010. If the "trigger price" is reached before October 1, 2004, the due date will be December 31, 2004.

The debentures will be amended to secure all obligations of ONCM and National Gold.

Royalty for Technical Expertise ("RTE") Amendments (TMEX and Kennecott) Amendments

Clause 1 of these agreements will be modified to reflect a sliding scale royalty structure with respect to the gold price for gold and silver production. However, the royalty structure for all other metals and minerals produced (e.g. copper) will remain at 2% NSR, as per the established terms and conditions in the existing royalty agreement. The revised gold and silver royalty structure will be as follows:

Gold Price Range	Net Smelter Return Royalty 100% Basis
<=US$300/oz	1.0%
>US$300/oz <US=$325/oz	1.5%
>US$325/oz <US=$350/oz	2.0%
>US$350/oz <=US$375/oz	3.0%
>US$375/oz <=US$400/oz	4.0%
>US$400/oz	5.0%

A clause addressing the required payment of royalty reserve will be added to the agreements. A royalty reserve will be paid quarterly based on the average gold price for the quarter, as expressed in the following table. Payment will be made by the fifth calendar day of the month following the end of the prior quarter for which the royalty reserve payment was due. Royalty reserve payments will be used to offset some or all of the RTE royalty payment due in any particular month. RTE royalties due in excess of the royalty reserve payment can be subtracted from any carry forward balance of royalty reserve payments made in prior quarters.

Gold Price Range	Royalty Reserve Quarterly Payment 100% Basis (C$)
>=US$275/oz	$25,000
>US$275/oz <=US$325/oz	$75,000
>US$325/oz <=$350/oz	$112,500
>US$350/oz	$150,000

ONCM will be given the election to apply the accumulated balance of quarterly royalty reserve payments minus RTE payments to promissory note obligations or debenture obligations.

The royalty reserve will go into effect January 1, 2002 with the first quarterly payment due on or before April 5, 2002. The royalty reserve will stay in effect until all financial obligations defined by the promissory notes, debentures and the Asset Purchase Agreement and subsequent amendments have been met. The RTE will continue to be payable in accordance with its terms. Under no circumstance will the royalty reserve be refunded or returned.

Non-payment of the royalty reserve payments, as scheduled, will be considered a default with TMEX and Kennecott having all security provided by the following documents: Asset Purchase Agreement and Amendment to the Asset Purchase Agreement between ONCM and MSA; National Gold's Blanket Guarantee to MSA; National Gold's Security Agreement to MSA; and ONCM's Security Agreement.

Asset Purchase Agreement Amendments

An amendment will be drafted to assist ONCM in meeting outstanding payment obligations. The essence of the amendment will be that a .certain amount of money will be paid quarterly by ONCM for each ounces of gold produced (or gold equivalent ounce produced) from the mining concessions sold to ONCM. The following schedule will apply.

Gold Price Range	Capital Payment (US$/oz)
<=$275/oz	$5.00
>US$275/oz <=US$300/oz	$7.50
>US$300/oz <=$325/oz	$10.00
>U$325/oz <=US$350/oz	$12.50
> US$350/oz	$15.00

For calculation purposes, metals other than gold or mineral produced would be converted to a gold equivalent based on market price relationships between gold and the other commodities under consideration.

The payments made by ONCM will consider all payable mineral products produced regardless of the fact that they may be produced in a startup phase, testing mining phase or pilot plant phase.

The required payment amount per ounce of gold equivalent production will be based on the gold price defined for use in the calculation of Royalty for Technical Expertise (RTE). In the event that a royalty was not due on production under the RTE agreement, the determination of the gold price would be determined according to the RTE agreement.

Such payments will be paid to TMEX and Kennecott quarterly and will be allocated in priority to those debt obligations of ONCM with the earliest maturity dates. Payment shall be -made no later than the fifth calendar day of the month following the end of the quarter.

The capital payment obligation will be fulfilled upon National Gold and ONCM meeting all of their payment obligations to TMBX and Accessions, as defined by promissory notes, debentures) er the Asset Purchase Agreement and associated amendments.

Other Conditions

National Gold and ONCM agree that they will not us the names Placer Dome; Placer Dome Inc. or Kennecott in any press releases. The agreements are with Tenedoramex, S.A. de C.V. not Placer Dome.

TMEX and Kennecott have an interest in investigate the marketability of the debt instruments and royalties they hold regarding the Mulatos Project, ONCM and National Gold. In connection therewith, National Gold agrees to provide on request a waiver to any party, which may have a confidentiality agreement ("CA") with National Gold regarding the Mulatos Project upon the request of the party in question. The letter will state National Gold has waived its rights under the CA with respect to discussions with TMEX or Kennecott regarding the Mulatos Project. The form letter will-be provided at Closing in a form suitable to both TMFX and Kennecott. The Waiver will not restrict in any fashion the discussion TMEX or Kennecott may have with the party in question- National Gold will be obligated to respond to a request for a waiver within five calendar days of being requested to do so by the party covered by the CA. National Gold will also provide to TMEX and Kennecott a letter stating that National Gold has made this contractual commitment, which can be used by TMEX and Kennecott to initiate discussion with third parties covered by a National Gold CA. Such Waivers will be available to parties that currently have confidentiality agreements with National Gold or ONCM and parties that may enter into such agreements with National Gold or ONCM in the future. In the event that National Gold or ONCM commit a material default under any of its agreements with TMEX and Kennecott then National Gold shall forthwith upon request forward particulars of all parties under confidentiality agreements regarding the Mulatos Project.

The amended agreements will include a cross default provision, which will state that upon a default of any obligation under the Asset Purchase Agreement, the associated promissory notes and debentures or any amendment to those documents that all financial obligations will become due and payable.

All parties agree that it is not the intent of this term sheet or the amendment that may result from this term sheet to change the underlying financial security provisions of the Asset Purchase Agreement and supporting documents and agreements.

Conditions of Closing

The obligation of TMEX and Kenneeott to complete the amendments to the Mulatos Asset Purchase Agreement and supporting documents shall be subject to the following Closing Conditions:

1. Receipt of outstanding payments by TIMEX and Kennecott from ONCM for the interest on the IVA promissory note through June 30, 2001;

2. ONCM has paid the concession taxes for all mineral concessions listed in the Asset Purchase Agreement;

3. National Gold will issue a letter to Kennecott Minerals Company regarding their intent to default on the July 15, 2001 payments, identical to the letter supplied to TMEX; and

4. No conditions of default exist at the time of Closing, which have not been addressed by this term sheet.

Closing Date

Amendment documents to any and all documents requiting amendments will be completed and signed by all appropriate parties on or before August 21, 2001 in a place or manner mutually agreeable to all parties. TMEX, Kennecott, ONCM and National Gold shall use all commercially reasonable efforts to satisfy all requirements for Closing.

Disclaimer

This term sheet does not constitute a binding or enforceable agreement and does not create or impose any obligations on any of the parties hereto. Any agreement between the parties in respect of the subject matter of this term sheet will only become binding and enforceable upon execution by the parties of definitive agreements. Each of TMEX, Kennecott and Accessions hereby specifically reserves all of their respective rights under all of the existing agreements with National Gold and ONCM in respect of the Mulatos Project (the "Existing Agreements").

TMEX, Kennecott and Accessions hereby acknowledge that ONCM and National Cold are in default under the Existing Agreements. Notwithstanding that default, each of TMEX, Kennecott and Accessions hereby confirms, on its own behalf and not on behalf of the others, that it will not exercise its rights to enforce its security under any of the Existing Agreements without further notice to National Gold and ONCM (the "Waiver"). However; each of TMEX, Kennecott and Accessions hereby expressly reserves the right, at any time, to give notice to National Gold and ONCM confirming that it has revoked the Waiver and intends to enforce its rights under the Existing Agreements.

Acceptance

The parties below agree to the above-amended terms and conditions to the Mulatos Asset Purchase Agreement dated December 21, 2001 and its supporting documents.

Tenedoramex, S.A. de C.V.
(signed) *"Mark Isto"*   Date: July 27, 2001
Kennecott Minerals Company
(signed)   Date : July 30, 2001
Accessions Mining
(signed)   Date : July 30, 2001
O.N.C. de Mexico, S.A. de C.V.
(signed) *"Albert Matter"*   Date : July 27, 2001
National Gold Corporation
(signed) *"Albert Matter"*   Date : July 27, 2001
Albert Matter
(signed) *"Albert Matter"*   Date : July 27, 2001

SECOND AMENDMENT AGREEMENT

Amendment Agreement dated August 21, 2001 made by **O.N.C. de MEXICO S.A. de C.V.** ("**ONCM**"), a corporation incorporated under the laws of the United States of Mexico, **TENEDORAMEX, S.A. de C.V.** ("**T-Mex**"), a corporation incorporated under the laws of the United States of Mexico, **KENNECOTT MINERALS COMPANY** ("**Kennecott**"), a corporation incorporated under the laws of the State of Delaware, in their own capacity and T-Mex in its capacity as security agent, **NATIONAL GOLD CORPORATION** ("**National Gold**"), a corporation organized and subsisting under the laws of Alberta and **ALBERT MATTER**.

WHEREAS Minera San Augusto, S.A. de C.V. ("**MSA**") (originally a direct and indirect subsidiary of T-Mex and Accessions Mining Inc., an affiliate of Kennecott) owned certain mineral concessions and other assets used in connection with exploration and development activities on those concessions in the area of Mulatos in the United Mexican States (the "**Mulatos Project**");

AND WHEREAS ONCM, a direct wholly-owned subsidiary of National Gold, entered into an asset purchase agreement dated as of December 21, 2000 amended on March 23, 2001, among MSA, ONCM and National Gold including, without limitation, the grant by ONCM to MSA of a 2% royalty for technical expertise (the "**RTE**") (as such agreement is amended hereby and as may at any time or from time to time be further amended, supplemented or otherwise modified or restated, and together with all instruments, documents and ancillary agreements delivered pursuant thereto from time to time, the "**Asset Purchase Agreement**") and MSA agreed to sell the Mulatos Project to ONCM on the terms and conditions set out in the Asset Purchase Agreement;

AND WHEREAS as a condition of the sale of the Mulatos Project by MSA, ONCM executed and delivered certain promissory notes (the "**MSA Promissory Notes**") and a debenture (the "**MSA Debenture**") (collectively, the "**MSA Security**");

AND WHEREAS pursuant to an assignment and assumption agreement dated March 23, 2001 among MSA, National Gold, T-Mex and Kennecott (the "**Assignment and Assumption Agreement**"), MSA assigned a 70% interest in its right, title and interest in the Asset Purchase Agreement and the MSA Security to T-Mex and a 30% interest in its right, title and interest in the Asset Purchase Agreement and the MSA Security to Kennecott;

AND WHEREAS pursuant to the Assignment and Assumption Agreement, ONCM executed and delivered the following promissory notes issued in replacement and substitution of the MSA Promissory Notes in the principal amount of:

(a)   US$294,000 to T-Mex (the "**T-Mex Advanced Amount Promissory Note**");

(b)   US$126,000 to Kennecott (the "**Kennecott Advanced Amount Promissory Note**");

(c)   Cdn.$1,102,500 to T-Mex (the "**T-Mex IVA Promissory Note**");

(d)   Cdn.$472,500 to Kennecott (the "**Kennecott IVA Promissory Note**");

(e)   Cdn.$175,000 to T-Mex (the "**T-Mex Deferred Closing Payment**");

(f)   Cdn.$75,000 to Kennecott (the "**Kennecott Deferred Closing Payment**");

(g)   Cdn.$1,225,000 to T-Mex (the "**T-Mex $1,225,000 Note**");

(h)   Cdn.$525,000 to Kennecott (the "**Kennecott $525,000 Note**");

(i)   Cdn.$525,000 to T-Mex (the "**T-Mex $525,000 Note**"); and

(j)   Cdn.$225,000 to Kennecott (the "**Kennecott $225,000 Note**");

(collectively, the T-Mex $1,225,000 Note, the Kennecott $525,000 Note, the T-Mex $525,000 Note, the Kennecott $225,000 Note, the T-Mex IVA Promissory Note, the Kennecott IVA Promissory Note, the T-Mex Advanced Amount Promissory Note, the Kennecott Advanced Amount Promissory Note, the T-Mex Deferred Closing Payment and the Kennecott Deferred Closing Payment are hereinafter referred to as the "**Promissory Notes**");

AND WHEREAS pursuant to the Assignment and Assumption Agreement, ONCM executed and delivered the following debentures issued in replacement and substitution of the MSA Debenture in the principal amount of:

(a)   Cdn.$5,250,000 to T-Mex (the "**T-Mex Debenture**");

(b)   Cdn.$2,250,000 to Kennecott (the "**Kennecott Debenture**");

(collectively, the T-Mex Debenture and the Kennecott Debenture are hereinafter referred to as the "**Debentures**");

AND WHEREAS on July 30, 2001 the parties entered into a non-binding letter of intent for the purpose of setting out their intention with respect to amending the Asset Purchase Agreement, the Promissory Notes and the Debentures;

AND WHEREAS National Gold guaranteed all obligations of ONCM under and in connection with the Asset Purchase Agreement pursuant to the Asset Purchase Agreement and a blanket guarantee dated March 23, 2001 (collectively, the "**Guarantee**");

AND WHEREAS ONCM has requested certain amendments to the Asset Purchase Agreement, the Promissory Notes and the Debentures, and T-Mex and Kennecott have consented to and agreed to make such amendments on certain terms and conditions;

AND WHEREAS the parties wish to set out the terms of their agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that, in consideration of the foregoing premises, the further advance of the said credit facilities, the sum of $2.00 in lawful money of Canada now paid by T-Mex and Kennecott to ONCM and National Gold and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereby agree as follows:

Section 1. Definitions. All terms not otherwise defined herein and defined in the Asset Purchase Agreement shall have the same meaning herein as in the Asset Purchase Agreement.

Section 2. Asset Purchase Agreement Amendments.

(a) Notwithstanding Section 46 of the Amendment to Asset Purchase Agreement dated March 23, 2001, any net gain on the IVA refund or the Hedge will be applied to the U.S.$105,000 payment by ONCM to T-Mex under the T-Mex Advanced Amount Promissory Note due on October 15, 2001 and the U.S.$45,000 payment by ONCM to Kennecott under the Kennecott Advanced Amount Promissory Note due on October 15, 2001, and will be credited against the principal amounts outstanding thereunder.

(b) The determination of the net gain on each of the IVA refund and the Hedge will be calculated net of all costs incurred by National Gold in setting up the Hedge and will be made in Canadian dollars.

(c) National Gold shall, or shall cause ONCM to, pay T-Mex and Kennecott an amount equal to 14% and 6%, respectively, of the net proceeds received by National Gold, or any successor, assignee or merger partner of National Gold (the "**Merger Partner**") whether by way of amalgamation, merger, corporate reorganization or business combination or any similar business transaction with any arms length third party (each a "**Business Combination**"), in respect of any public or private offering of securities (as defined in the *Securities Act* (British Columbia)) or any other debt or equity financing made by National Gold or such Merger Partner until such time as the Advanced Amount Promissory Notes have been satisfied in full. Such amount is to be paid to each of T-Mex and Kennecott in the form of a cashier cheque or wire transfer in lawful money of the United States of America within 5 calendar days of National Gold Corporation or the Merger Partner receiving final approval for such debt or equity financing from the Canadian Venture Exchange, or if such approval is not required, within 5 calendar days of the closing of such financing. National Gold shall impose a similar obligation on any proposed Merger Partner of National Gold provided that (i) the Business Combination is completed with the Merger Partner and (ii) the payment obligations of such Merger Partner shall not arise until the closing of the Business Combination.

Section 3. Capital Payments. Until all the obligations of ONCM under the Promissory Notes, the Debentures and the Asset Purchase Agreement as amended from time to time are satisfied in full,

(a) during each quarter in which any ore, mineral, or other commercially valuable product ("**Product**") is mined from the Concessions, ONCM shall pay quarterly capital payments per ounce of gold or gold equivalent produced (the "**Capital**

Payments") to T-Mex and Kennecott based on the Gold Price as defined in the RTE as follows:

Gold Price Range	Capital Payment (US$/oz)
US$0.00/oz to US$274.99/oz	$5.00
US$275.00/oz to US$299.99/oz	$7.50
US$300.00/oz to US$324.99/oz	$10.00
US$325.00/oz to US$349.99/oz	$12.50
US$350.00/oz or higher	$15.00

(b)   for purposes of calculating the Capital Payment due, Products other than gold shall be converted to a gold equivalent price based upon market price relationships between gold and other Products, calculated in a manner satisfactory to T-Mex and Kennecott, acting reasonably.

(c)   Capital Payments shall be paid in respect of all Product mined from the Concessions, including without limitation during any start-up phase, testing mining phase and pilot plant phase.

(d)   ONCM shall pay the Capital Payments to T-Mex and Kennecott on or before the fifth calendar day of the month following the end of the prior quarter.

(e)   Capital Payments shall be credited against outstanding obligations of ONCM owing under the following agreements or instruments until each is satisfied in full according to its terms in the following order: (i) firstly, the Advanced Amount Promissory Notes; (ii) the IVA Promissory Notes; (iii) the Deferred Closing Payment; (iv) the $750,000 Promissory Notes; (v) the $1,750,000 Promissory Notes; (vi) the $7,500,000 Debentures; and lastly, (vii) at T-Mex's and Kennecott's discretion, against any other amounts owing from ONCM to T-Mex or Kennecott from time to time.

Section 4. T-Mex Advanced Amount Promissory Note Amendment. T-Mex and ONCM agree that upon satisfaction by ONCM of the conditions set out in Section 17 hereof, the T-Mex Advanced Amount Promissory Note shall be deemed to be amended by deleting Section 1 in its entirety and substituting in its place and stead the following new Section 1:

1.   **Payment**. (a) ONCM shall pay to the Holder and there shall become due the principal amount of U.S.$105,000 on the earlier of (i) October 15, 2001 and (ii) the date on which there is a Cross Default (the "**First Payment Due Date**") and ONCM shall pay to the Holder and there shall become due the principal amount of U.S.$189,000 on the earlier of (i) December 31, 2001 and (ii) the date

on which there is a Cross Default (the "**Second Payment Due Date**") (collectively, the First Payment Due Date and the Second Payment Due Date hereinafter referred to herein as "**Due Date**"). The Principal Amount may be prepaid in whole or in part at any time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note. The term "**Cross Default**" as used herein means anytime when ONCM fails to pay or perform when due any of its indebtedness, liabilities or obligations under or in respect of (A) any of the promissory notes issued in connection with an asset purchase agreement dated December 21, 2000, as amended, among Minera San Augusto, S.A. de C.V., ONCM and National Gold Corporation (the "**Asset Purchase Agreement**") including, without limitation, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Payment Promissory Note and the Deferred Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated the date hereof to the Holder and Kennecott Minerals Company or (B) a debenture dated as of January 1, 2001 granted by ONCM to Minera San Augusto, S.A. de C.V. together with any debentures issued in replacement and substitution of the said debenture;

(b) 14% of the net proceeds received in respect of or arising out of any debt or equity financing completed in respect of any public or private offering of securities (as defined in the *Securities Act* (British Columbia)) or any other debt or equity financing made by ONCM shall be paid by ONCM to the Holder in the form of a cashier check or wire transfer in lawful money of the United States of America within 5 calendar days of National Gold Corporation or ONCM receiving final approval for such debt or equity financing from the Canadian Venture Exchange or if such approval is not required within 5 calendar days of the closing of such financing, for application to the outstanding obligations under this Note. Any payments required, pursuant to this Section and not made within such 5 day period will constitute a default under Section 3.

Section 5. Kennecott Advanced Amount Promissory Note Amendment. Kennecott and ONCM agree that upon satisfaction by ONCM of the conditions set out in Section 17 hereof, the Kennecott Advanced Amount Promissory Note shall be deemed to be amended by deleting Section 1 in its entirety and substituting in its place and stead the following new Section 1:

1.   **Payment**. (a) ONCM shall pay to the Holder and there shall become due the principal amount of U.S.$45,000 on the earlier of (i) October 15, 2001 and (ii) the date on which there is a Cross Default (the "**First Payment Due Date**") and ONCM shall pay to the Holder and there shall become due the principal amount of U.S.$81,000 on the earlier of (i) December 31, 2001 and (ii) the date on which there is a Cross Default (the "**Second Payment Due Date**") (collectively, the First Payment Due Date and the Second Payment Due Date hereinafter referred to herein as "**Due Date**"). The Principal Amount may be

prepaid in whole or in part at any time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note. The term "**Cross Default**" as used herein means anytime when ONCM fails to pay or perform when due any of its indebtedness, liabilities or obligations under or in respect of (A) any of the promissory notes issued in connection with an asset purchase agreement dated December 21, 2000, as amended, among Minera San Augusto, S.A. de C.V., ONCM and National Gold Corporation (the "**Asset Purchase Agreement**") including, without limitation, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Payment Promissory Note and the Deferred Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated as of January 1, 2001 to the Holder and Kennecott Minerals Company or (B) a debenture dated the date hereof granted by ONCM to Minera San Augusto, S.A. de C.V. together with any debentures issued in replacement and substitution of the said debenture;

(b) 6% of the net proceeds received in respect of or arising out of any debt or equity financing completed in respect of any public or private offering of securities (as defined in the *Securities Act* (British Columbia)) or any other debt or equity financing made by ONCM shall be paid by ONCM to the Holder in the form of a cashier check or wire transfer in lawful money of the United States of America within 5 calendar days of National Gold Corporation or ONCM receiving final approval for such debt or equity financing from the Canadian Venture Exchange or if such approval is not required, within 5 calendar days of the closing of such financing, for application to the outstanding obligations under this Note. Any payments required pursuant to this Section and not made within such 5 day period will constitute a default under Section 3.

Section 6. T-Mex IVA Promissory Note Amendment. T-Mex and ONCM agree that upon satisfaction by ONCM of the conditions set out in Section 17 hereof, the T-Mex IVA Promissory Note shall be deemed to be amended by deleting from the second line of Section 1 the words, "July 15, 2001" and substituting in their place and stead the words, "October 15, 2001".

Section 7. Kennecott IVA Promissory Note Amendment. Kennecott and ONCM agree that upon satisfaction by ONCM of the conditions set out in Section 17 hereof, the Kennecott IVA Promissory Note shall be deemed to be amended by deleting from the second line of Section 1 the words, "July 15, 2001" and substituting in their place and stead the words, "October 15, 2001".

Section 8. T-Mex Deferred Closing Payment Promissory Note Amendment. T-Mex and ONCM agree that upon satisfaction by ONCM of the conditions set out in Section 17 hereof, the T-Mex Deferred Closing Payment Promissory Note shall be deemed to be amended by deleting from the second line of Section 1, the words "July 15, 2001" and substituting in its place and stead the words "the Trigger Date (as defined below)" and adding the following sentence to the end of Section 1:

> "The term "Trigger Date" as used herein means the earlier of the date which is (i) 60 days after the date upon which the 6-month trailing average gold price, listed by "London P.M. gold fix", and if not so published by "London P.M. gold fix", the 6-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$300/oz. and (ii) December 31, 2008."

Section 9. Kennecott Deferred Closing Payment Promissory Note Amendment. Kennecott and ONCM agree that upon satisfaction by ONCM of the conditions set out in Section 17 hereof, the Kennecott Deferred Closing Payment Promissory Note shall be deemed to be amended by deleting from the second line of Section 1, the words "July 15, 2001" and substituting in its place and stead the words "the Trigger Date (as defined below)" and adding the following sentence to the end of Section 1:

> "The term "Trigger Date" as used herein means the earlier of the date which is (i) 60 days after the date upon which the 6-month trailing average gold price, listed by "London P.M. gold fix", and if not so published by "London P.M. gold fix", the 6-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$300/oz. and (ii) December 31, 2008."

Section 10. T-Mex $1,225,000 Promissory Note Amendment. T-Mex and ONCM agree that upon satisfaction by ONCM of the conditions set out in Section 17 hereof, the T-Mex $1,225,000 Promissory Note shall be deemed to be amended by deleting from the second line of Section 1, the words "March 18, 2002" and substituting in its place and stead the words "the Trigger Date (as defined below)" and adding the following sentence to the end of Section 1:

> "The term "Trigger Date" as used herein means the earlier of the date which is (i) 60 days after the date upon which the 9-month trailing average gold price, listed by "London P.M. gold fix", and if not so published by "London P.M. gold fix", the 9-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$300/oz. and (ii) December 31, 2008."

Section 11. Kennecott $525,000 Promissory Note Amendment. Kennecott and ONCM agree that upon satisfaction by ONCM of the conditions set out in Section 17 hereof, the Kennecott $525,000 Promissory Note shall be deemed to be amended by deleting from the second line of Section 1, the words "March 18, 2002" and substituting in its place and stead the words "the Trigger Date (as defined below)" and adding the following sentence to the end of Section 1:

> "The term "Trigger Date" as used herein means the earlier of the date which is (i) 60 days after the date upon which the 9-month trailing average gold price, listed by "London P.M. gold fix", and if not so published by "London P.M. gold fix", the 9-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$300/oz. and (ii) December 31, 2008."

Section 12. T-Mex $525,000 Promissory Note Amendment. T-Mex and ONCM agree that upon satisfaction by ONCM of the conditions set out in Section 17 hereof, the T-Mex $525,000

Promissory Note shall be deemed to be amended by deleting from the second line of Section 1, the words "September 26, 2001" and substituting in its place and stead the words "the Trigger Date (as defined below)" and adding the following sentence to the end of Section 1:

"The term "Trigger Date" as used herein means the earlier of the date which is (i) 60 days after the date upon which the 6-month trailing average gold price, listed by "London P.M. gold fix", and if not so published by "London P.M. gold fix", the 6-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$300/oz. and (ii) December 31, 2008."

Section 13. Kennecott $225,000 Promissory Note Amendment. Kennecott and ONCM agree that upon satisfaction by ONCM of the conditions set out in Section 17 hereof, the Kennecott $225,000 Promissory Note shall be deemed to be amended by deleting from the second line of Section 1, the words "September 26, 2001" and substituting in its place and stead the words "the Trigger Date (as defined below)" and adding the following sentence to the end of Section 1:

"The term "Trigger Date" as used herein means the earlier of the date which is (i) 60 days after the date upon which the 6-month trailing average gold price, listed by "London P.M. gold fix", and if not so published by "London P.M. gold fix", the 6-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$300/oz. and (ii) December 31, 2008."

Section 14. Amendments to the T-Mex Debenture. T-Mex and ONCM agree that upon satisfaction by ONCM of the conditions set out in Section 17 hereof, the T-Mex Debenture shall be deemed to be amended as follows:

    (a)   Section 1.1 of the T-Mex Debenture shall be amended by:

        (i)   adding at the last line of the definition of "Advanced Amount Promissory Note" after the word "Kennecott", the words "together with all amendments, supplements, extensions or other modifications or restatements thereof";

        (ii)   adding at the last line of the definition of "Deferred Closing Payment" after the word "Kennecott", the words "together with all amendments, supplements, extensions or other modifications or restatements thereof";

        (iii)   adding at the last line of the definition of "IVA Promissory Note" after the word "Kennecott", the words "together with all amendments, supplements, extensions or other modifications or restatements thereof";

        (iv)   adding at the sixth line of the definition of "Promissory Notes" after the word "Kennecott", the words "together with all amendments, supplements, extensions or other modifications or restatements thereof";

        (v)   deleting the definition of "Maturity Date" in its entirety and substituting in its place and stead the following:

"Maturity Date" means the earlier of the date which is (i) 90 days after the date upon which the 9-month trailing average gold price, listed by "London P.M. gold fix", and if not so published by "London P.M. gold fix", the 9-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$325/oz. (the "**Trigger Price**"); (ii) December 31, 2010; and (iii) the date upon which a declaration is made pursuant to Section 5.2 hereof and the entire balance of this Debenture becomes due and payable (whether by acceleration or otherwise). In the event that the Trigger Price is reached prior to October 1, 2004 the Maturity Date will be deemed to be December 31, 2004;

(b) Section 2.2 of the T-Mex Debenture shall be amended by deleting from the second line of Section 2.2 the words "7%", and inserting the words "nil %";

(c) Section 3.2 of the T-Mex Debenture shall be amended by adding to the fifth line of Section 3.2 after the words "Asset Purchase Agreement" the words "including, without limitation, the RTE";

Section 15. Amendments to the Kennecott Debenture. Kennecott and ONCM agree that upon satisfaction by ONCM of the conditions set out in Section 17 hereof, the Kennecott Debenture shall be deemed to be amended as follows:

(a) Section 1.1 of the Kennecott Debenture shall be amended by:

(i) adding at the last line of the definition of "Advanced Amount Promissory Note" after the word "Kennecott", the words "together with all amendments, supplements, extensions or other modifications or restatements thereof";

(ii) adding at the last line of the definition of "Deferred Closing Payment" after the word "Kennecott", the words "together with all amendments, supplements, extensions or other modifications or restatements thereof";

(iii) adding at the last line of the definition of "IVA Promissory Note" after the word "Kennecott", the words "together with all amendments, supplements, extensions or other modifications or restatements thereof";

(vi) adding at the sixth line of the definition of "Promissory Notes" after the word "Kennecott", the words "together with all amendments, supplements, extensions or other modifications or restatements thereof";

(v) deleting the definition of "Maturity Date" in its entirety and substituting in its place and stead the following:

"Maturity Date" means the earlier of the date which is (i) 90 days after the date upon which the 9-month trailing average gold price, listed by "London P.M. gold fix", and if not so published by "London P.M. gold fix", the 9-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$325/oz. (the "**Trigger Price**"); (ii) December 31, 2010; or (iii) the date upon which a declaration is made pursuant to Section 5.2 hereof and the entire balance of this Debenture becomes due and payable (whether by acceleration or otherwise). In the event that the Trigger Price is reached prior to October 1, 2004 the Maturity Date will be deemed to be December 31, 2004;

(b)   Section 2.2 of the Kennecott Debenture shall be amended by deleting from the second line of Section 2.2 the words "7%", and inserting the words "nil %";

(c)   Section 3.2 of the Kennecott Debenture shall be amended by adding to the fifth line of Section 3.2 after the words "Asset Purchase Agreement" the words "including, without limitation, the RTE".

Section 16. Amendments to Royalty for Technical Expertise. National Gold, ONCM, T-Mex and Kennecott agree that upon satisfaction by ONCM of the conditions set out in Section 17 hereof, the Royalty for Technical Expertise Agreement (the "**RTE**") shall be deemed to be amended as follows:

(a)   Section 1 of the RTE shall be amended by deleting it in its entirety and substituting in its place and stead the following:

"1.   From the date of Commencement of Commercial Production until such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Property, ONCM shall pay to MSA or its Assignee (the "**Holder**") a royalty for technical expertise ("**RTE**") as a result of MSA providing geological and technical information on the Mulatos Project to ONCM at the time of Closing, equal to:

(a)   2% of the Net Smelter Returns in respect of all Products mined and sold (or deemed sold) by ONCM from the Property; and

(b)   the applicable percentage based upon the Gold Price as published in the Wall Street Journal for the calendar quarter in which the royalty is payable of the Net Smelter Returns in respect of all Silver and Gold Products mined and sold (or deemed sold) by ONCM from the Property as follows:

Gold Price Range	Net Smelter Return Royalty 100% Basis
US$0.00/oz to US$299.99/oz	1.0%
US$300.00/oz to US$324.99/oz	1.5%
US$325.00/oz to US$349.99/oz	2.0%
US$350.00/oz to US$374.99/oz	3.0%
US$375.00/oz to US$399.99/oz	4.0%
US$400.00/oz or higher	5.0%

(b)   The following shall be inserted as Section 1.1 of the RTE:

"1.1. (a) ONCM shall pay to the Holder on or before the fifth calendar day of the month following the end of the prior quarter a royalty reserve quarterly payment (the "**Royalty Reserve**") based upon the Gold Price in the prior quarter as set out below:

Gold Price Range	Royalty Reserve (C$)
US$0.00/oz to US$274.99/oz	$25,000
US$275.00/oz to US$324.99/oz	$75,000
US$325.00/oz to US$349.99/oz	$112,500
US$350.00/oz to higher	$150,000

(b)   The Royalty Reserve will be credited towards (i) firstly, any amounts then owing in respect of the RTE; and (ii) secondly, at ONCM's election towards outstanding obligations under the Promissory Notes or Debentures. Any portion not so credited shall be retained by the Holder without interest and may at the election of ONCM be credited against future amounts owing from ONCM to the Holder, provided that the Royalty Reserve may not be credited against future amounts owing in respect of the Royalty Reserve;

(c)   The Royalty Reserve will be paid by ONCM commencing on April 5, 2002 in respect of the first calendar quarter of 2002 and shall continue until all financial obligations of ONCM and National Gold pursuant to the Asset Purchase

Agreement, the Promissory Notes and the Debentures as amended from time to time have been satisfied in full;

(d)   The Holder will hold the Royalty Reserve for its own benefit and not as agent or trustee for ONCM. The Royalty Reserve shall not be refunded or returned to ONCM in any circumstances whatsoever but may be credited against outstanding obligations of ONCM to the Holder as set out in paragraph (b) above.

(c)   Section 2 of the RTE shall be amended by inserting the following:

(i)   the words "except any fraction thereof comprising or deemed to comprise Gold and Silver Products" shall be inserted immediately after the phrase "commercially valuable products" in the definition of Products;

(ii)   "(g)   "Gold Price" means the price per ounce equal to the average London p.m. gold price fix as published in The Wall Street Journal for the calendar quarter in which the royalty is payable;

(h)   "Gold and Silver Products" means ores, minerals, or other commercially valuable products containing gold or silver mined from the Property, provided that where such products contain a combination of gold or silver and other commercially valuable metals or minerals, Gold and Silver Products shall be deemed to comprise only that fraction of such products as represents the proportionate commercial value of the gold and silver contained in such products, with the remaining fraction of such products deemed to be Products."

Section 17. Conditions Precedent. The obligations of T-Mex and Kennecott to amend the Asset Purchase Agreement, the Promissory Notes and the Debentures pursuant hereto are subject to the conditions precedent that as at the date hereof in respect of the said amendments with respect to the said consent (i) there is no Default or Event of Default under the Debentures which has occurred and is continuing including, without limitation, a failure to pay interest owing under the IVA Promissory Notes or a failure to pay all concession taxes in respect of the Concessions; and (ii) the representations and warranties of ONCM and National Gold set out in Article 4 of the Asset Purchase Agreement are true and correct in every material respect as of the date hereof.

Section 18. No Use of Names. Each of National Gold and ONCM covenants and agrees that it shall not use or make reference of any kind whatsoever in any news release, marketing document or other publication of any kind to the names "Placer Dome", "Placer Dome Inc.", "Kennecott" or any variations thereof without the prior written consent of Placer Dome Inc. or Kennecott Minerals Company (as applicable), which may be withheld for any reason.

Section 19. Waiver of Confidentiality Agreements. National Gold and ONCM covenant and agree that:

(a)   within 5 calendar days of receiving a request for a waiver from T-Mex, Kennecott or a third party which is party to confidentiality provisions in an agreement with National Gold or ONCM, National Gold and ONCM will provide to T-Mex,

Kennecott and the third party a written waiver in the form attached hereto as Schedule "A" agreeing to waive all confidentiality provisions and restrictive covenants of any such agreement between National Gold or ONCM and the third party;

(b)   concurrent with the execution of this Agreement, National Gold and ONCM will provide to T-Mex and Kennecott a letter outlining National Gold and ONCM's obligations pursuant to this section in the form attached hereto as Schedule "B"; and

(c)   in the event there is a material Event of Default as defined in Section 5.1 of the Debentures, National Gold and ONCM shall immediately upon request by T-Mex or Kennecott provide T-Mex and Kennecott with a complete list of all third parties who have entered into agreements with National Gold or ONCM containing confidentiality provisions in respect of the Mulatos Project, ONCM or National Gold.

Section 20. Confirmation. National Gold hereby acknowledges, confirms and agrees that notwithstanding the terms and conditions hereof the amendments to the Asset Purchase Agreement, the Promissory Notes and the Debentures contained herein and the execution and delivery of this Agreement by the parties hereto and whether or not any conditions precedent contained herein have been fulfilled:

(a)   all adjustments or modifications to the obligations underlying the Guarantee have been made and are permitted under the terms and conditions of such Guarantee; and

(b)   the Guarantee and all security granted by National Gold in respect of the Guaranteed Obligations (as defined in the Guarantee) including, without limitation, a general security agreement dated March 23, 2001 and a share pledge dated March 23, 2001 shall remain in full force and effect as valid and binding continuing security in accordance with their terms without impairment or novation thereof for all present and future debts and liabilities, direct or indirect or otherwise now or at any time or from time to time hereafter due or owing from National Gold and ONCM to T-Mex and Kennecott.

Section 21. Confirmation. Albert Matter hereby acknowledges, confirms and agrees that notwithstanding the terms and conditions hereof the amendments to the Asset Purchase Agreement, the Promissory Notes and the Debentures contained herein and the execution and delivery of this Agreement by the parties hereto and whether or not any conditions precedent contained herein have been fulfilled the share pledge granted by Albert Matter to and in favour of MSA dated March 23, 2001 (the "**Share Pledge**") in respect of the Obligations (as defined in the Share Pledge) shall remain in full force and effect as valid and binding continuing security in accordance with its terms without impairment or novation thereof for all present and future debts and liabilities, direct or indirect or otherwise now or at any time or from time to time hereafter due or owing from Albert Matter and ONCM to T-Mex and Kennecott.

Section. 22. Acknowledgement. The parties acknowledge that save as otherwise indicated herein, the Asset Purchase Agreement, the Promissory Notes and the Debentures and the other Security Documents shall continue unamended and remain in full force and effect and except as amended and supplemented by this Agreement, the Asset Purchase Agreement and the Security are in all respects confirmed, ratified and preserved.

Section 23. Further Assurances. ONCM and National Gold shall, at all times hereafter at the reasonable request of T-Mex and Kennecott execute and deliver to T-Mex and Kennecott all such further documents and instruments and shall do and perform such acts as may be necessary to give full effect to the intent and meaning of this Agreement including without limitation, all such further documents, certificates and instruments as considered necessary or desirable by T-Mex and Kennecott to preserve, protect or perfect the Security and ONCM acknowledges and agrees that a default hereunder shall constitute a Default and Event of Default under the Debentures.

Section 24. Successors and Assigns. This Agreement shall be binding upon ONCM and National Gold and their respective successors and permitted assigns and shall enure to the benefit of T-Mex and Kennecott and their respective successors and assigns.

Section 25. Severability. The provisions of this Agreement are intended to be severable. If any provision hereof is held to be invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

Section 26. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and Canada applicable therein and shall be treated in all respects as a British Columbia contract.

Section 27. Counterparts. This Agreement may be executed in counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have hereunto set their hands and seals as of the day and year first above written.

O.N.C. de MEXICO S.A. de C.V.

Per: <u>(signed) *"Albert Matter"*</u>
　　　Authorized Signing Officer

Per: _____
　　　Authorized Signing Officer

KENNECOTT MINERALS COMPANY

Per: <u>(signed)</u>
　　　Authorized Signing Officer

Per: _____
　　　Authorized Signing Officer

<u>(signed)</u>
Witness

TENEDORAMEX S.A. de C.V.

Per: <u>(signed) *"Mark Isto"*</u>
　　　Authorized Signing Officer

Per: _____
　　　Authorized Signing Officer

NATIONAL GOLD CORPORATION

Per: <u>*(signed) "Albert Matter"*</u>
　　　Authorized Signing Officer

Per: _____
　　　Authorized Signing Officer

<u>　　(signed) *"Albert Matter"*</u>
ALBERT MATTER

FORM OF WAIVER

TO: _____ **[Name(s) of other party(ies) to Agreement]** (the "Third Party")

      Tenedoramex S.A. de C.V. ("T-Mex")
      Kennecott Minerals Company ("Kennecott")

National Gold Corporation ("National Gold") and/or O.N.C. de Mexico S.A. de C.V. ("ONCM") are party[ies] to a _____ **[Name of Agreement]** dated _____ between and _____ **[Name(s) of other party(ies) to Agreement]** (the "Agreement"). T-Mex, Kennecott, National Gold and ONCM are parties to an Asset Purchase Agreement dated December 21, 2000, as amended (the "Asset Purchase Agreement"), pursuant to which ONCM purchased the Mulatos orebody and mineral exploration and development project, concessions and related assets located near the village of Mulatos in the state of Sonora, Mexico (the "Mulatos Project").

T-Mex and Kennecott have advised that the Third Party wishes to enter into discussions with T-Mex and Kennecott with respect to the potential acquisition of a direct or indirect interest in the Mulatos Project, in whole or in part, by way of an asset purchase, a share purchase, an assignment and assumption of debts owed by ONCM to T-Mex and Kennecott, an assignment and assumption of the Asset Purchase Agreement or related documents and instruments, an assignment and assumption of security or any similar business transaction through with the Third Party may acquire a direct or indirect interest in the Mulatos Project (together with any acts in furtherance of the foregoing, the "Potential Transaction").

As required by the terms of the Asset Purchase Agreement, National Gold and ONCM hereby irrevocably waive all confidentiality provisions of the Agreement with respect to a Potential Transaction and further acknowledge and agree that notwithstanding anything contained in the Agreement, the Third Party may enter into discussions, negotiate, enter into an agreement for and conclude a Potential Transaction and such actions shall not constitute a breach by the Third Party of the Agreement. National Gold and ONCM irrevocably and permanently waive all provisions of the Agreement that may prohibit or restrict the Third Party from entering into a Potential Transaction for any period of time or at all and further release the Third Party from all liability in respect of pursuing, disclosing confidential information in respect of or entering into a Potential Transaction.

The undersigned acknowledge that in reliance upon giving this waiver, T-Mex, Kennecott and the Third Party have undertaken and will undertake trouble and expense in preparation for the Potential Transaction, and in consideration of these premises, covenants and agrees with each of T-Mex, Kennecott and the Third Party not to revoke this waiver.

As of this ___ day of _____, 20___.

O.N.C. de MEXICO S.A. de C.V.   **NATIONAL GOLD CORPORATION**

Per: (signed) *"Albert Matter"*_____   Per: (signed) *"Albert Matter"*_____
     Authorized Signing Officer   Authorized Signing Officer

SCHEDULE "B"

CONFIRMATORY LETTER

[LETTERHEAD OF NATIONAL GOLD]

TO WHOM IT MAY CONCERN:

Pursuant to a Second Amendment Agreement dated August ___, 2001 between National Gold Corporation ("National Gold"), O.N.C. de Mexico S.A. de C.V. ("ONCM"), Tenedoramex, S.A. de C.V. ("T-Mex"), Kennecott Minerals Company ("Kennecott") and Albert Matter, National Gold and ONCM hereby acknowledge their obligation under section 19 of the Second Amendment Agreement to provide, within 5 calendar days of a request, a written waiver of all confidentiality provisions and restrictive covenants in any agreement between National Gold and/or ONCM on one hand and any third party(ies) on the other hand, in the form attached as Schedule "A" hereto.

O.N.C. de MEXICO S.A. de C.V.   **NATIONAL GOLD CORPORATION**

Per: _____   Per: _____
    Authorized Signing Officer   Authorized Signing Officer

PROMISSORY NOTE

US $294,000   March 23, 2001

FOR VALUE RECEIVED and by this promissory note ("pagaré"), the undersigned O.N.C. de Mexico S.A. de C.V., a Mexican corporation ("ONCM") whose address is Insurgentes sur 800 Piso 16, Col. del Valle, Mexico, CP 03100, unconditionally promises to pay to the order of Tenedoramex, S.A. de C.V. (the "Holder") at Guerrero 109 Sur-altos entre Jalisco y Puebla, Hermosillo, Sonora, Mexico, C.P. 83000, or at such other place as the Holder of this Note may from time to time designate in writing, without deduction or setoff, in lawful money of the United States of America, the principal sum of $294,000 (the "Principal Amount"), together with interest, if any, on such Principal Amount and any other amounts due under this Note.

1.   Payment. (a) ONCM shall pay to the Holder and there shall become due the principal amount of U.S.$105,000 on the earlier of (i) October 15; 2001 and (ii) the date on which there is a Cross Default (the "First Payment Due Date") and ONCM shall pay to the Holder and there shall become due the principal amount of U.S.$189,000 on the earlier of (i) December 31, 2001 and (ii) the date on which there is a Cross Default (the "Second Payment Due Date") (collectively, the First Payment Due Date and the Second Payment Due Date hereinafter referred to herein as "Due Date"). The Principal Amount may be prepaid in whole or in part at any time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note. The term "Cross Default" as used herein means anytime when ONCM fails to pay or perform when due any of its indebtedness, liabilities or obligations under or in respect of (A) any of the promissory notes issued in connection with an asset purchase agreement dated December 21, 2000, as amended, among Minera San Augusto, S.A. de C.V., ONCM and National Gold Corporation (the "Asset Purchase Agreement") including, without limitation, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Payment Promissory Note and the Deferred Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated the date hereof to the Holder and Kennecott Minerals Company or (B) a debenture dated as of January 1, 2001 granted by ONCM to Minera San Augusto, S.A. de C.V. together with any debentures issued in replacement and substitution of the said debenture.

(b) 14% of the net proceeds received in respect of or arising out of any debt or equity financing completed in respect of any public or private offering of securities (as defined in Securities Act (British Columbia)) or any other debt or equity financing made by ONCM shall be paid by ONCM to the Holder in the form of a cashier check or wire transfer in lawful money of the United States of America within 5 calendar days of National Gold Corporation or ONCM receiving final approval for such debt or equity financing from the Canadian Venture Exchange or if such approval is not required, within 5 calendar days of the closing of such financing, for application to the outstanding obligations under this Note. Any payments required pursuant to this Section and not made within such 5 day period will constitute a default under Section 3.

2.   Late or Partial Payments. The acceptance by the Holder of any payment that is less than the entire amount then due under this Note shall be on account only and shall not constitute a waiver of the obligation of ONCM to pay such entire amount. The failure of ONCM to pay the entire amount then due under this Note shall be and continue to be an event of default under this Note, notwithstanding the acceptance by the Holder of less than such entire amount on account, and the Holder shall thereafter, until such entire amount is paid (and notwithstanding acceptance by the Holder thereafter of further sums on account or otherwise), be entitled to

exercise all rights and remedies provided for in this Note on the occurrence of an event of default under this Note. The acceptance by the Holder of any amount due under this Note after the same is due shall not constitute a waiver of the right to require prompt payment, when due, of all other amounts due under this Note or to declare that an event of default has occurred under this Note with respect to any other amount not paid when due.

3.   Default. If any payment required under this Note is not made when due, the entire unpaid Principal Amount of this Note, together with any other amount due under this Note, shall, at the option of the Holder, become due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived by ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note, and shall thereafter earn interest, both before and after judgment, at a nominal rate (the "Default Rate") of 12 percent per annum with interest upon overdue interest at the same rate. Any forbearance, failure or delay by the Holder in exercising any right or remedy under this Note or otherwise available to the Holder shall not be deemed to be a waiver of such right or remedy, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy. ONCM shall pay all costs and expenses incurred by the Holder in connection with the enforcement of this Note (regardless of the particular nature of such costs and expenses and whether incurred before or after the initiation of suit or before or after judgment), including, without limitation, court costs and trustee's and attorneys' fees and costs.

4.   Security. This Note is secured by a security agreement and Blanket Guarantee issued pursuant to the terms of an Asset Purchase Agreement and the documents, agreements, certificates and instruments contemplated therein creating a lien and/or security interest on certain real and personal property rights and interests of ONCM hereof, all as contemplated in the said Asset Purchase Agreement and ancillary documents, as they may be modified or amended from time to time.

5.   Usury. Notwithstanding any other provision contained in this Note, in the Asset Purchase Agreement or in any other agreement entered into in connection with this Note, if the Holder ever receives as interest under this Note or the Asset Purchase Agreement an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion as would otherwise be excessive interest-shall automatically be applied toward reduction of the unpaid Principal Amount then outstanding under this Note, and not toward the payment of interest.

6.   Assignment. The Holder may assign or transfer all or any part of the Holder's rights or obligations under this Note and on request of the Holder ONCM shall issue and deliver new promissory notes having the same terms and conditions as this Note (the "Replacement Notes") except that the principal amount under the Replacement Notes shall equal in the aggregate the principal amount outstanding under this Note. ONCM may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of ONCM's rights or obligations under this Agreement without the Holder's prior written consent.

7.   Miscellaneous. ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note consent to all extensions of time, renewals, waivers or modifications that may be granted by the Holder with respect to the payment or other provisions of this Note, the release of all or any portion of any security given in connection with this Note, with or without substitution, and the release of any party liable under this Note. Time is of the essence with respect to all obligations of ONCM under this Note. The unenforceability or invalidity of any provisions of this Note shall not affect the enforceability or validity of any other provision of this Note. The terms of this Note shall bind ONCM and inure to the benefit of the Holder. This Note shall be governed by British Columbia law. This Note, the Asset Purchase Agreement and any other written agreement entered into in connection with this Note are the

final expression of the agreement between the Holder and ONCM and may not be contradicted by evidence of any alleged oral agreement.

8.   Conflicts. In the event of a conflict between the provisions of this Note and the provisions of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

THE UNDERSIGNED has executed and delivered this Note on the date first set forth above in Mexico City, Mexico.


O.N.C. de MEXICO S .A. de C.V.

By :   (signed) *Albert Matter*

Title : President


PROMISSORY NOTE

U. S. $126,000   March 23, 2001

FOR VALUE RECEIVED and by this promissory note ("pagaré"), the undersigned O.N.C. de Mexico S.A. de C.V., a Mexican corporation ("ONCM") whose address is Insurgentes sur 800 Piso 16, Col. del Valle, Mexico, CP 03100, unconditionally promises to pay to the order of Kennecott Minerals Company (the "Holder") at 224 North 2200 West, Salt Lake City, Utah, U.S.A. 84116, or at such other place as the Holder of this Note may from time to time designate in writing, without deduction or setoff, in lawful money of the United States of America, the principal sum of $126,000 (the "Principal Amount"), together with interest, if any, on such Principal Amount and any other amounts due under this Note.

1.   Payment. (a) ONCM shall pay to the Holder and there shall become due the principal amount of U.S.$45,000 on the earlier of (i) October 15, 2001 and (ii) the date on which there is a Cross Default (the "First Payment Due Date") and ONCM shall pay to the Holder and there shall become due the principal amount of U.S.$81,000 on the earlier of (i) December 31, 2001 and (ii) the date on which there is a Cross Default (the "Second Payment Due Date") (collectively, the First Payment Due Date and the Second Payment Due Date hereinafter referred to herein as "Due Date"). The Principal Amount may be prepaid in whole or in part at any time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note. The term "Cross Default" as used herein means anytime when ONCM fails to pay or perform when due any of its indebtedness, liabilities or obligations under or in respect of (A) any of the promissory notes issued in connection with an asset purchase agreement dated December 21, 2000, as amended, among Minera San Augusto, S.A. de C.V., ONCM and National Gold Corporation (the "Asset Purchase Agreement") including, without limitation, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Payment Promissory Note and the Deferred Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory -notes granted by ONCM dated -the date hereof to the Holder and Kennecott Minerals Company or (B) a debenture dated as of January 1, 2001 granted by ONCM to Minera San Augusto, S.A. de C.V. together with any debentures issued in replacement and substitution of the said debenture.

(b) 6% of the net proceeds received in respect of or arising out of any debt or equity financing completed in respect of any public or private offering of securities (as defined in *Securities Act* (British Columbia)) or any other debt or equity financing made by ONCM shall be paid by ONCM to the Holder in the form of a cashier check or wire transfer in lawful money of the United States of America within 5 calendar days of National Gold Corporation or ONCM receiving final approval for such debt or equity financing from the Canadian Venture Exchange or if such approval is not required, within 5 calendar days of the closing of such financing, for application to the outstanding obligations under this Note. Any payments required pursuant to this Section and not made within such 5 day period will constitute a default under Section 3.

2.   Late or Partial Payments. The acceptance by the Holder of any payment that is less than the entire amount then due under this Note shall be on account only and shall not constitute a waiver of the obligation of ONCM to pay such entire amount. The failure of ONCM to pay the entire amount then due under this Note shall be and continue to be an event of default under this Note, notwithstanding the acceptance by the Holder of less than such entire amount on account, and the Holder shall thereafter, until such entire amount is paid (and notwithstanding acceptance by the Holder thereafter of further sums on account or otherwise), be entitled to exercise all rights and remedies provided for in this Note on the occurrence of an event of default under this Note. The acceptance by the Holder of any amount due under this Note after the same is due shall not constitute

a waiver of the right to require prompt payment, when due, of all other amounts due under this Note or to declare that an event of default has occurred under this Note with respect to any other amount not paid when due.

3.   Default. If any payment required under this Note is not made when due, the entire unpaid Principal Amount of this-Note, together with any other amount due-under this Note, shall, at the option of the Holder, become due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived by ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note, and shall thereafter earn interest, both before and after judgment, at a nominal rate (the "Default Rate") of 12 percent per annum with interest upon overdue interest at the same rate. Any forbearance, failure or delay by the Holder in exercising any right or remedy under this Note or otherwise available to the Holder shall not be deemed to be a waiver of such right or remedy, nor shall any -single or partial exercise of any right or remedy preclude the further exercise of such right or remedy. ONCM shall pay all costs and expenses incurred by the Holder in connection with the enforcement of this Note (regardless of the particular nature of such costs and expenses and whether incurred before or after the initiation of suit or before or after judgment), including, without limitation, court costs and trustee's and attorneys' fees and costs.

4.   Security. This Note is secured by a security agreement and Blanket Guarantee issued pursuant to the terms of an Asset Purchase Agreement and the documents, agreements, certificates and instruments contemplated therein creating a lien and/or security interest on certain real and personal property rights and interests of ONCM hereof, all as contemplated in the said Asset Purchase Agreement and ancillary documents, as they may be modified or amended from time to time.

5.   Usury. Notwithstanding any other provision contained in this Note, in the Asset Purchase Agreement or in any other agreement entered into in connection with this Note, if the Holder ever receives as interest under this Note or the Asset Purchase Agreement an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion as would otherwise be excessive interest shall automatically be applied toward reduction of the unpaid Principal Amount then outstanding under this Note, and not toward the payment of interest.

6.   Assignment. The Holder may assign or transfer all or any part of the Holder's rights or obligations under this Note and on request of the Holder ONCM shall issue and deliver new promissory notes having the same terms and conditions as this Note (the "Replacement Notes") except that the principal amount under the Replacement Notes shall equal in the aggregate the principal amount outstanding under this Note. ONCM may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of ONCM's rights or obligations under this Agreement without the Holder's prior written consent.

7.   Miscellaneous. ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note consent to all extensions of time, renewals, waivers or modifications that may be granted by the Holder with respect to the payment or other provisions of this Note, the release of all or any portion of any security given in connection with this Note, with or without substitution, and the release of any party liable under this-Note. Time is of the essence with respect to all obligations of ONCM under this Note. The unenforceability or invalidity of any provisions of this Note shall not affect the enforceability or validity of any other provision of this Note. The terms of this Note shall bind ONCM and inure to the benefit of the Holder. This Note shall be governed by British Columbia law. This Note, the Asset Purchase Agreement and any other written agreement entered into in connection with this Note are the final expression of the agreement between the Holder and ONCM and may not be contradicted by evidence of any alleged oral agreement.

8.   Conflicts. In the event of a conflict between the provisions of this Note and the provisions of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

THE UNDERSIGNED has executed and delivered this Note on the date first set forth above in Mexico City, Mexico.


O.N.C. de MEXICO S .A. de C.V.

By :   (signed) *"Albert Matter"*

Title : President


PROMISSORY NOTE

$1,102,500   March 23, 2001

FOR VALUE RECEIVED and by this. promissory note ("pagaré"), the undersigned O.N.C. de Mexico S.A. de C.V., a Mexican corporation ("ONCM") whose address is Insurgentes sur 800 Piso 16, Col. del Valle, Mexico, CP 03100, unconditionally promises to pay to the order of Tenedoramex, S.A. de C.V. (the "Holder") at Guerrero 109 Sur-altos entre Jalisco y Puebla, Hermosillo, Sonora, Mexico, C.P. 83000, or at such other place as the Holder of this Note may from time to time designate in writing, without deduction or setoff, in lawful money of Canada, the principal sum of $1,102,500 (the "Principal Amount"), together with interest on such Principal Amount and any other amounts due under this Note.

1.   Payment. ONCM shall pay to the Holder $1,102,500 on the earlier of (i) October 15, 2001 and (ii) the date on which the value added tax arising from ONCM's purchase under an asset purchase agreement dated December 21, 2000, as amended, among Minera San Augusto, S.A. de C.V., ONCM and National Gold Corporation (the "Asset Purchase Agreement") is refunded by the Government of the United Mexican States to ONCM and (iii) the date on which ONCM fails to pay or perform when due any of its indebtedness, liabilities or obligations under or in respect of (A) any of the promissory notes issued in connection with the Asset Purchase Agreement including, without limitation, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Payment Promissory Note and the Deferred Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated the date hereof to the Holder and Kennecott Minerals Company or (B) a debenture dated as of January 1, 2001 granted by ONCM to Minera San Augusto, S.A. de C.V. together with any debentures issued in replacement and substitution of the said debenture (the "Due Date"). The Principal Amount may be prepaid in whole or in part at any time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note.

2.   Late or Partial Payments. The acceptance by the Holder of any payment that is less than the entire amount then due under this Note shall be on account only and shall not constitute a waiver of the obligation of ONCM to pay such entire amount. The failure of ONCM to pay the entire amount then due under this Note shall be and continue to be an event of default under this Note, notwithstanding the acceptance by the Holder of less than such entire amount on account, and the Holder shall thereafter, until such entire amount is paid (and notwithstanding acceptance by the Holder thereafter of further sums on account or otherwise), be entitled to exercise all rights and remedies provided for in this Note on the occurrence of an event of default under this Note. The acceptance by the Holder of any amount due under this Note after the same is due shall not constitute a waiver of the right to require prompt payment, when due, of all other amounts due under this Note or to declare that an event of default has occurred under this Note with respect to any other amount not paid when due.

3.   Interest. (1) The Principal Amount hereof remaining from time to time unpaid and outstanding shall bear simple interest from March 23, 2001 to and including the Due Date at a rate per annum equal to twelve (12%) percent. Such interest shall accrue and be calculated monthly, and shall be payable monthly, in arrears, on the last business day of each month, commencing on March 30, 2001. Any amount of principal, interest or other amounts payable hereunder on any amount which is not paid when due (whether at stated maturity, by acceleration or otherwise) shall bear interest (both before and after default and judgment), from the date on which such amount is due until such amount is paid in full, payable on demand, at the rate per annum set out in this Section.

(2) All computations of interest shall be made on the basis of a year of 365 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Each determination by the Holder of an amount of interest payable by ONCM shall be conclusive and binding for all purposes absent manifest error.

4.   Default. If any payment required under this Note is not made when due, the entire unpaid Principal Amount of this Note, together with any other amount due under this Note, shall, at the option of the Holder, become due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived by ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note, and shall thereafter earn interest, both before and after judgment, at a nominal rate (the "Default Rate") of 12 percent per annum with interest upon overdue interest at the same rate. Any forbearance, failure or delay by the Holder in exercising any right or remedy under this Note or otherwise available to the Holder shall not be deemed to be a waiver of such right or remedy, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy. ONCM shall pay all costs and expenses incurred by the Holder in connection with the enforcement of this Note (regardless of the particular nature of such costs and expenses and whether incurred before or after the initiation of suit or before or after judgment), including, without limitation, court costs and trustee's and attorneys' fees and costs.

5.   Security. This Note is secured by a security agreement and Blanket Guarantee issued pursuant to the terms of an Asset Purchase Agreement and the documents, agreements, certificates and instruments contemplated therein creating a lien and/or security interest on certain real and personal property rights and interests of ONCM hereof, all as contemplated in the said Asset Purchase Agreement and ancillary documents, as they may be modified or amended from time to time.

6.   Usury. Notwithstanding any other provision contained in this Note, in the Asset Purchase Agreement or in any other agreement entered into in connection with this Note, if the Holder ever receives as interest under this Note or the Asset Purchase Agreement an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion as would otherwise be excessive interest shall automatically be applied toward reduction of the unpaid Principal Amount then outstanding under this Note, and not toward the payment of interest.

7.   Assignment. The Holder may assign or transfer all or any part of the Holder's rights or obligations under this Note and on request of the Holder ONCM shall issue and deliver new promissory notes having the same terms and conditions as this Note (the "Replacement Notes") except that the principal amount under the Replacement Notes shall equal in the aggregate the principal amount outstanding under this Note. ONCM may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of ONCM's rights or obligations under this Agreement without the Holder's prior written consent.

8.   Miscellaneous. ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note consent to all extensions of time, renewals, waivers or modifications that may be granted by the Holder with respect to the payment or other provisions of this Note, the release of all or any portion of any security given in connection with this Note, with or without substitution, and the release of any party liable under this Note. Time is of the essence with respect to all obligations of ONCM under this Note. The unenforceability or invalidity of any provisions of this Note shall not affect the enforceability or validity of any other provision of this Note. The terms of this Note shall bind ONCM and inure to the benefit of the Holder. This Note shall be governed by British Columbia law. This Note, the Asset Purchase Agreement and any other written agreement entered into in connection with this Note are the final expression of the agreement between the Holder and ONCM and may not be contradicted by evidence of any alleged oral agreement.

9.   Conflicts. In the event of a conflict between the provisions of this Note and the provisions of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

THE UNDERSIGNED has executed and delivered this Note on the. date first set forth above in Mexico City, Mexico.

O.N.C. de MEXICO S .A. de C.V.

By :   (signed) *"Albert Matter"*

Title : President

PROMISSORY NOTE

$472,500   March 23, 2001

FOR VALUE RECEIVED and by this promissory note ("pagare"), the undersigned O.N.C. de Mexico S.A. de C.V., a Mexican corporation ("ONCM") whose address is Insurgentes sur 800 Piso 16, Col. del Valle, Mexico, CP 03100, unconditionally promises to pay to the order of Kennecott Minerals Company (the "Holder") at 224 North 2200 West, Salt Lake City, Utah, U.S.A. 84116, or at such other place as the Holder of this Note may from time to time designate in writing, without deduction or setoff, in lawful money of Canada, the principal sum of $472,500 (the "Principal Amount"), together with interest on such Principal Amount and any other amounts due under this Note.

1.   Payment. ONCM shall pay to the Holder $472,500 on the earlier of (i) October 15, 2001 and (ii) the date on which the value added tax arising from ONCM's purchase under an asset purchase. agreement dated December 21, 2000, as amended, among Minera San Augusto, S.A. de C.V., ONCM and National Gold Corporation (the "Asset Purchase Agreement") is refunded by the Government of the United Mexican States to ONCM and (iii) the date on which ONCM fails to pay or perform when due any of its - indebtedness, liabilities or obligations under or in respect of (A) any of the promissory notes issued in connection with the Asset Purchase Agreement including, without limitation, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Payment Promissory Note and the "` Deferred Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated the date hereof to the Holder and Tenedoramex, S.A. de C.V. or (B) a debenture dated as of January 1, 2001 granted by ONCM to Minera San Augusto, S.A. de C.V. together with any debentures issued in replacement and substitution of the said debenture (the "Due Date"). The Principal Amount may be prepaid in whole or in part at any time without premium or penalty. Unless the. Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note.

2.   Late or Partial Payments. The acceptance by the Holder of any payment that is less than the entire amount then due under this Note shall be on account only and shall not constitute a waiver of the obligation of ONCM to pay such entire amount. The failure of ONCM to pay the entire amount then due under this Note shall be and continue to be an event of default under this Note, notwithstanding the acceptance by the Holder of less than such entire amount on account, and the Holder shall thereafter, until such entire amount is paid (and notwithstanding acceptance by the Holder thereafter of further sums on account or otherwise), be entitled to exercise all rights and remedies provided for in this Note on the occurrence of an event of default under this Note. The acceptance by the Holder of any amount due under this Note after the same is due shall not constitute a waiver of the right to require prompt payment, when due, of all other amounts due under this Note or to declare that an event of default has occurred under this Note with respect to any other amount not paid when due.

3.   Interest. (1) The Principal Amount hereof remaining from time to time unpaid and outstanding shall bear simple interest from March 23, 2001 to and including the Due Date at a rate per annum equal to twelve (12%) percent. Such interest shall accrue and be calculated monthly, and shall be payable monthly, in arrears, on the last business day of each month, commencing on March 30, 2001. Any amount of principal, interest or other amounts payable hereunder on any amount which is not paid when due (whether at stated maturity, by acceleration or otherwise) shall bear interest (both before and after default and judgment), from the date on

which such amount is due until such amount is paid in full, payable on demand, at the rate per annum set out in this Section.

(2) All computations of interest shall be made on the basis of a year of 365 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Each determination by the Holder of an amount of interest payable by ONCM shall be- conclusive and binding for all purposes absent manifest error.

4.   Default. If any payment required under this Note is not made when due, the entire unpaid Principal Amount of this Note, together with any other amount due under this Note, shall, at the option of the Holder, become due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived by ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note, and shall thereafter earn interest, both before and after judgment, at a nominal rate (the "Default Rate") of 12 percent per annum with interest upon overdue interest at the same rate. Any forbearance, failure or delay by the Holder in exercising any right or remedy under this Note or otherwise available to the Holder shall not be deemed to be a waiver of such right or remedy, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy. ONCM shall pay all costs and expenses incurred by the Holder in connection with the enforcement of this Note (regardless of the particular nature of such costs and expenses and whether incurred before or after the initiation of suit or before or after judgment), including, without limitation, court costs and trustee's and attorneys' fees and costs.

5.   Security. This Note is secured by a security agreement and Blanket Guarantee issued pursuant to the terms of an Asset Purchase Agreement and the documents, agreements, certificates and instruments contemplated therein creating a lien and/or security interest on certain real and personal property rights and interests of ONCM hereof, all as contemplated in the said Asset Purchase Agreement and ancillary documents, as they may be modified. or amended from time to time.

6.   Usury. Notwithstanding any other provision contained in this Note, in the Asset Purchase Agreement or in any other agreement entered into in connection with this Note, if the Holder ever receives as interest under this Note or the Asset Purchase Agreement an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion as would otherwise be excessive interest shall automatically be applied toward reduction of the unpaid Principal Amount then outstanding under this Note, and not toward the payment of interest.

7.   Assignment. The Holder may assign or transfer all or any part of the Holder's rights or obligations under this Note and on request of the Holder ONCM shall issue and deliver new promissory notes having the same terms and conditions as this Note (the "Replacement Notes") except that the principal amount under the Replacement Notes shall equal in the aggregate the principal amount outstanding under this Note. ONCM may not assign or transfer, whether absolutely, by way of security or otherwise; all or any part of ONCM's rights or obligations under this Agreement without the Holder's prior written consent.

8.   Miscellaneous. ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note consent to all extensions of time, renewals, -waivers or modifications that may be granted by the Holder with respect to the payment or other provisions of this Note, the release of all or any portion of any security given. in connection with this Note, with or without substitution, and the release of any party liable under this Note. Time is- of the essence with respect to all obligations of ONCM under this Note. The unenforceability or invalidity of any provisions of this Note shall not affect the enforceability or validity of any other provision of this Note. The terms of this Note shall bind ONCM and inure to the benefit of the Holder. This Note shall be governed by British Columbia

law. This Note, the Asset Purchase Agreement and any other written agreement entered into in connection with this, Note are the final expression of the agreement between the Holder and ONCM and may not be contradicted by.evidence of any alleged oral agreement.

9.   Conflicts. In the event of a conflict between the provisions of this Note and the provisions of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

THE UNDERSIGNED has executed and delivered this Note on the date first set forth above in Mexico City, Mexico.

O.N.C. de MEXICO S .A. de C.V.

By :   (signed) "*Albert Matter*"

Title : President

PROMISSORY NOTE

$175,000   March 23, 2001

FOR VALUE RECEIVED and by this promissory note ("pagare"), the undersigned O.N.C. de Mexico S.A. de C.V., a Mexican corporation ("ONCM") whose address is Insurgentes sur 800 Piso 16, Col. del Valle, Mexico, CP 03100, unconditionally promises to pay to the order of Tenedoramex, S.A. de C.V. (the "Holder") at Guerrero 109 Sur-altos entre Jalisco y Puebla, Hermosillo, Sonora, Mexico, C.P. 83000, or at such other place as the Holder of this Note may from time to time designate in writing, without deduction or setoff, in lawful money of Canada, the principal sum of $175,000 (the "Principal Amount"), together with interest, if any, on such Principal Amount and any other amounts due under this Note.

1.   Payment. ONCM~shall pay to the Holder $175,000 on,the earlier of (i) the Trigger Date (as defined below) and (ii). the date on which ONCM fails to pay or perform when due any of its indebtedness, liabilities or obligations under or in respect of (A) any of the promissory notes issued in connection with an asset purchase agreement dated December 21, 2000, as amended, among Minera San Augusto, S.A. de C.V., ONCM and National Gold Corporation (the "Asset Purchase Agreement") including, without limitation, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Payment Promissory Note and the Deferred Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated the date hereof to the Holder and Kennecott Minerals Company or (B) a debenture dated as of January 1, 2001 granted by ONCM to Minera San Augusto, S.A. de C.V. together with any debentures issued in replacement and substitution of the said debenture (the "Due Date"). The Principal Amount may be prepaid in whole or in part at any time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note. The term "Trigger Date" as used herein means Ahe earlier of the date which is (i) 60 days after the date upon which the 6-month trailing average gold price, listed by "London P.M. gold fix", and if not so published by "London P.M. gold fix", the 6-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$300/oz. and (ii) December 31, 2008.

2.   Late or Partial Payments. The acceptance by the Holder of any payment that is less than the entire amount then due under this Note shall be on account only and shall not constitute a waiver of the obligation of ONCM to pay such entire amount. The failure of ONCM to pay the entire amount then due under this Note shall be and continue to be an event of default under this Note, notwithstanding the acceptance by the Holder of less than such entire amount on account, and the Holder shall thereafter, until such entire amount is paid (and notwithstanding acceptance by the Holder thereafter of further sums on account or otherwise), be entitled to exercise all rights and remedies provided for in this Note on the occurrence of an event of default under this Note. The acceptance by the Holder of any amount due under this Note after the same is due shall not constitute a waiver of the right to require prompt payment, when due, of all other amounts due under this Note or to declare that an. event of default has occurred under this Note with respect to any other amount not paid when due.

3.   Default. If any payment required under this Note is not made when due, the entire unpaid Principal Amount of this Note, together with any other amount due under this Note, shall, at the option of the Holder, become due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived by ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time

liable for all or any portion of the indebtedness evidenced by this Note, and shall thereafter earn interest, both before and after judgment, at a nominal rate (the "Default Rate") of 12 percent per annum with interest upon overdue interest at the same rate. Any forbearance, failure or delay by the Holder in exercising any right or remedy under this Note or otherwise available to the Holder shall not be deemed to be a waiver of such right or remedy, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy. ONCM shall pay all costs and expenses incurred by the Holder in connection with the enforcement of this Note (regardless of the particular nature of such costs and expenses and whether incurred before or after the initiation of suit or before or after judgment), including, without limitation, court costs and trustee's and attorneys' fees and costs.

4.   Security. This Note is secured by a security agreement and Blanket Guarantee issued pursuant to the terms of an Asset Purchase Agreement and the documents, agreements, certificates and instruments contemplated therein creating a lien and/or security interest on certain real and personal property rights and interests of ONCM hereof, all as contemplated in the said Asset Purchase Agreement and ancillary documents, as they may be modified or amended from time to time.

5.   Usury. Notwithstanding any other provision contained in this Note, in the Asset Purchase Agreement or in any other agreement entered into in connection with this Note, if the Holder ever receives as interest under this Note or the Asset Purchase Agreement an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion as would otherwise be excessive -interest shall automatically be applied toward reduction of the unpaid Principal Amount then outstanding under this Note, and not toward the payment of interest.

6.   Assignment. The Holder may assign or transfer all or any part of the Holder's .rights or obligations under this Note and on request of the Holder ONCM shall issue and deliver new promissory notes having the same terms and conditions as this Note (the "Replacement Notes") except that the principal amount under the Replacement Notes shall equal in the aggregate the principal amount outstanding under this Note. ONCM may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of ONCM's rights or obligations under this Agreement without the Holder's prior written consent.

7.   Miscellaneous. ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note consent to all extensions of time, renewals, waivers or modifications that may be granted by the Holder with respect to the payment or other provisions of this Note, the release of all or any portion of any security given in connection with this Note, with or without substitution, and the release of any party liable under this Note. Time is of the essence with respect to all obligations of ONCM under this Note. The unenforceability 'or invalidity of any provisions of this Note shall not affect the enforceability or validity of any other provision of this Note. The terms of this Note shall bind ONCM and inure to the benefit of the Holder. This Note shall be governed by British Columbia law. This Note, the Asset Purchase Agreement and any other written agreement entered into in connection with this Note are the final expression of the agreement between the Holder and ONCM and may not be contradicted by evidence of any alleged oral agreement.

8.   Conflicts. In the event of a conflict between the provisions of this Note and the provisions of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

THE UNDERSIGNED has-executed and delivered this Note on the date first set forth above in Mexico City, Mexico.

O.N.C. de MEXICO S .A. de C.V.

By :   (signed) "*Albert Matter*"

Title : President

PROMISSORY NOTE

$75,000   March 23, 2001

FOR VALUE RECEIVED and by this promissory note ("pagare"), the undersigned O.N.C. de Mexico S.A. de C.V., a Mexican corporation ("ONCM") whose address is Insurgentes sur 800 Piso 16, Col. del Valle, Mexico, CP 03100, unconditionally promises to pay to the order of Kennecott Minerals Company (the "Holder") at 224 North 2200 West, Salt Lake City, Utah, U.S.A. 84116, or at such other place as the Holder of this Note may from time to time designate in writing, without deduction or setoff, in lawful money of Canada, the principal sum of $75,000 (the "Principal Amount"), together with interest, if any, on such Principal Amount and any other amounts due under this Note.

1.   Payment. ONCM shall pay to the Holder $75,000 on the earlier of (i) the Trigger Date (as defined below) and (ii) the date on which ONCM fails to pay or perform when due any of its indebtedness, liabilities or obligations under or in respect of (A) any of the promissory notes issued in connection with an asset purchase agreement dated December 21, 2000, as amended, among Minera San Augusto, S.A. de C.V., ONCM and National Gold Corporation (the "Asset Purchase Agreement") including, without limitation, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Payment Promissory Note and the Deferred Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated the date hereof to the Holder and Tenedoramex, S.A. de C.V. or (B) a debenture dated as of January 1, 2001 granted by ONCM to Minera San Augusto, S.A. de C.V. together with any debentures issued in replacement and substitution of the said debenture (the "Due Date"). The Principal Amount may be prepaid in whole or in part at any time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note. The term "Trigger Date" as used herein means the earlier of the date which is (i) 60 days after the date upon which the 6-month trailing average gold price, listed by "London P.M. gold fix", and. if not so-published by "London P.M. gold fix", the 6-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$300 oz. and (ii) December 31, 2008.

2.   Late or Partial Payments. The acceptance by the Holder of any payment that is less than the entire amount then due under this Note shall be on account only and shall not constitute a waiver of the obligation of ONCM to pay such entire amount. The failure of ONCM to pay the entire amount then due under this Note shall be and continue to be an event of default under this Note, notwithstanding the acceptance by the Holder of less than such entire amount on account, and the Holder shall thereafter, until such entire amount is paid (and notwithstanding acceptance by the Holder thereafter of further sums on account or otherwise), be entitled to exercise all rights and remedies provided for in this Note on the occurrence of an event of default under this Note. The acceptance by the Holder of any amount due under this Note after the same is due shall not constitute a waiver of the right to require prompt payment, when due, of all other amounts due under this Note or to declare that an event of default has occurred under this Note with respect to any other amount not paid when due.

3.   Default. If any payment required under this Note is not made when due, the entire unpaid Principal Amount of this Note, together with any other amount due under this Note, shall, at the option of the Holder, become due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived by ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note, and shall thereafter earn interest, both

before and after judgment, at a nominal rate (the "Default Rate") of 12 percent per annum with interest upon overdue interest at the same rate. Any forbearance, failure or delay by the Holder in exercising any right or remedy under this Note or otherwise available to the Holder shall not be deemed to be a waiver of such right or remedy, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy. ONCM shall pay all costs and expenses incurred by the Holder in connection with the enforcement of this Note (regardless of the particular nature of such costs and expenses and whether incurred before or after the initiation of suit or before or after judgment), including, without limitation, court costs and trustee's and attorneys' fees and costs.

4.   Security. This Note is secured by a security agreement and Blanket Guarantee issued pursuant to the terms of an Asset Purchase Agreement and the documents, agreements, certificates and instruments contemplated therein creating a lien and/or security interest on certain real and personal property rights and interests of ONCM hereof, all as contemplated in the said Asset Purchase Agreement and ancillary documents, as they may be modified or amended from time to time.

5.   Usury. Notwithstanding any other provision contained- in this Note, in the Asset Purchase Agreement or in any other agreement entered into in connection with this Note, if the Holder ever receives as interest under this Note or the Asset Purchase Agreement an amount which would result. in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion as would otherwise be excessive interest shall automatically be applied toward reduction of the unpaid Principal Amount then outstanding under this Note, and not toward the payment of interest.

6.   Assignment. The Holder may assign or transfer all or any part of the Holder's rights or obligations under this Note and on request of the Holder ONCM shall issue and deliver new promissory notes having the same terms and conditions as this Note (the "Replacement Notes") except that the principal amount under the Replacement Notes shall equal in the aggregate the principal amount outstanding under this Note. ONCM may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of ONCM's rights or obligations under this Agreement without the Holder's prior written consent.

7.   Miscellaneous. ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note consent to all extensions of time, renewals, waivers or modifications that may be granted by the Holder with respect to the payment or other provisions of this Note, the release of all or any portion of any security given in connection with this Note, with or without substitution, and the release of any party liable under this Note. Time is of the essence with respect to all obligations of ONCM under this Note. The unenforceability or invalidity of any provisions of this Note shall not affect the enforceability or validity of any other provision of this Note. The terms of this Note shall bind ONCM and inure to the benefit of the Holder. This Note shall be governed by British Columbia law. This Note, the Asset Purchase Agreement and any other -written agreement entered into in connection with this- Note are the final expression of the agreement between the Holder and ONCM and may not be contradicted by evidence of any alleged oral agreement.

8   Conflicts. In the event of a conflict between the provisions of this Note and the provisions of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

THE UNDERSIGNED has executed and delivered this Note on the date first set forth above in Mexico City, Mexico.

O.N.C. de MEXICO S .A. de C.V.

By :   (signed) "*Albert Matter*"

Title : President

PROMISSORY NOTE

$1,225,000   March 23, 2001

FOR VALUE RECEIVED and by this promissory note ("pagare"), the undersigned O.N.C. de Mexico S.A. de C.V., a Mexican corporation ("ONCM") whose address is Insurgentes sur 800 Piso 16, Col. del Valle, Mexico, CP 03100, unconditionally promises to pay to the order of Tenedoramex, S.A. de C.V. (the "Holder") at Guerrero 109 Sur-altos entre Jalisco y Puebla, Hermosillo, Sonora, Mexico, C.P. 83000, or at such other place as the Holder of this Note may from time to time designate in writing, without deduction or setoff, in lawful money of Canada, the principal sum of $1,225,000 (the "Principal Amount"), together with interest, if any, on such Principal Amount and any other amounts due under this Note.

1.   Payment. ONCM shall pay to the Holder $1,225,000 on the-earlier of (i) the Trigger Date (as defined below) and (ii) the date on which ONCM fails to pay or perform when due any of its indebtedness, liabilities or obligations under or in respect of (A) any of the promissory notes issued in connection with an asset purchase agreement dated 'as of December 21, 2000, as amended, among Minera San Augusto, S.A. de C.V., ONCM and National Gold Corporation (the "Asset Purchase Agreement") including, without limitation, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Payment Promissory Note and the Deferred Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated the date hereof to Tenedoramex, S.A. de C.V. and Kennecott Minerals Company or (B) a debenture dated as of January 1, 2001 granted by ONCM to Minera San Augusto, S.A. de C.V. together with any debentures issued in replacement and substitution of the said debenture (the "Due Date"). The Principal Amount may be prepaid in whole or in part at any time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note. The term. "Trigger Date" as used herein means the earlier of the date which is (i) 60 days after the date upon which the 9-month trailing average gold price, listed by "London P.M. gold fix", and if not so published by "London P.M. gold fix", the 9-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$300/oz. and (ii) December 31, 2008.

2.   Late or Partial Payments. The acceptance by the Holder of any payment that is less than the entire amount then due under this Note shall be on account only and shall not constitute a waiver of the obligation of ONCM to pay such entire amount. The failure of ONCM to pay the entire amount then due under this Note shall be and continue to be an event of default under this Note, notwithstanding the acceptance by the Holder of less than such entire amount on account, and the Holder shall thereafter, until such entire amount is paid (and notwithstanding acceptance by the Holder thereafter of further sums on account or otherwise), be entitled to exercise all rights and remedies provided for in this Note on the occurrence of an event of default under this Note. The acceptance by the Holder of any amount due under this Note after the same is due shall not constitute a waiver of the right to require prompt payment, when due, of all other amounts due under this Note or to declare that an event of default has occurred under this Note with respect to any other amount not paid when due.

3.   Default. If any payment required under this Note is not mAde when due, the entire unpaid Principal Amount of this Note, together with any other amount due under this Note, shall, at the option of the Holder, become due and payable without presentment, demand, protest or notice of any kind, all of which are. expressly waived by ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time

liable for all or any portion of the indebtedness evidenced by this Note, and shall thereafter earn interest, both before and after judgment, at a nominal rate (the "Default Rate") of 12 percent per annum with interest upon overdue interest at the same rate. Any forbearance, failure or delay by the Holder in exercising any right or remedy under this Note or otherwise available to the Holder shall not be deemed to be a waiver of such right or remedy, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy. ONCM shall pay all costs and expenses incurred by the Holder in connection with the enforcement of this Note (regardless of the particular nature of such costs and expenses and whether incurred before or after the initiation .of suit or before or after judgment), including, without limitation, court costs and trustee's and attorneys' fees and costs.

4.   Security. This Note is secured by a security agreement and Blanket Guarantee issued pursuant to the terms of an Asset Purchase Agreement and the documents, agreements, certificates and instruments contemplated therein creating a lien and/or security interest on certain real and personal property rights and interests of ONCM hereof, all as contemplated in the said Asset Purchase Agreement and ancillary documents, as they may be modified or amended from time to time.

5.   Usury. Notwithstanding any other provision contained in this Note, in the Asset Purchase Agreement or in any other agreement entered into in connection with this Note, if the Holder ever receives as interest under this Note or the Asset Purchase Agreement an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion as would otherwise be excessive interest shall automatically be applied toward reduction of the unpaid Principal Amount then outstanding under this Note, and not toward the payment of interest.

6.   Assignment. The Holder may assign or transfer all or any part of the Holder's rights or obligations under this Note and on request of the Holder ONCM shall issue and deliver new promissory notes having the same terms and conditions as this Note (the "Replacement Notes") except that the principal amount under the Replacement Notes shall equal in the aggregate the principal amount outstanding under this- Note. ONCM may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of ONCM's rights or obligations under this Agreement without the Holder's prior written consent.

7.   Miscellaneous. ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note consent to all extensions of time, renewals, waivers or modifications that may be granted by the Holder with respect to the payment or other provisions of this Note, the release of all or any portion of any security given in connection with this Note, with or without substitution, and the release of any party liable under this Note. Time is of the essence with respect to all obligations of ONCM under this Note. The unenforceability or invalidity of any provisions of this Note shall not affect the enforceability or validity of any other provision of this Note. The terms of this Note shall bind ONCM and inure to the benefit of the Holder. This Note shall be governed by British Columbia law. This Note, the Asset Purchase Agreement and any other written agreement entered into in connection with this Note are the final expression of the agreement between the Holder and ONCM and may not be contradicted by evidence of any alleged oral agreement.

8.   Conflicts . In the event of a conflict between the provisions of this Note and the provisions of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

THE UNDERSIGNED has- executed and delivered this Note on the date first set forth above in Mexico City, Mexico.

O.N.C. de MEXICO S .A. de C.V.

By :   (signed) "*Albert Matter*"

Title : President

PROMISSORY NOTE

$525,000   March 23, 2001

FOR VALUE RECEIVED and by this promissory note ("pagare"), the undersigned O.N.C. de Mexico S.A. de C.V., a Mexican corporation ("ONCM") whose address is Insurgentes sur 800 Piso 16, Col. del Valle, Mexico, CP 03100, unconditionally promises to pay to .the order of Kennecott Minerals Company (the "Holder") at 224 North 2200 West, Salt Lake City, Utah, U.S.A. 84116, or at such other place as the Holder of this Note may from time to time designate in writing, without deduction or setoff, in lawful money of Canada, the principal sum of $525,000 (the "Principal Amount"), together with interest, if any, on such Principal Amount and any other amounts due under this Note.

1.   Payment. ONCM shall pay to the Holder $525,000 on the earlier of (i) the Trigger Date (as defined below) and (ii) the date on which ONCM fails to pay or perform when due any. of its indebtedness, liabilities of obligations under or in respect of (A) any of the promissory notes issued in connection with an asset purchase agreement dated December 21, 2000, as amended, among Minera San Augusto, S.A. de C.V., ONCM and National Gold Corporation (the "Asset Purchase Agreement") including, without limitation, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Payment Promissory Note and the Deferred Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated the date hereof to Tenedoramex, S.A. de C.V. and Kennecott Minerals Company or (B) a debenture dated as of January 1, 2001 granted by ONCM to Minera San Augusto, S.A. de C.V. together with any debentures issued in replacement and substitution of the said debenture (the "Due Date"). The Principal Amount may be prepaid in whole or in part at any time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note. The term "Trigger Date" as used herein means the earlier of the date which is (i) 60 days after the date upon which the 9-month trailing average gold price, listed by "London P.M. gold fix", and if not so published by "London P.M. gold fix", the 9-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$300%z. and (ii) December 31, 2008.

2.   Late or Partial Payments. The acceptance by the Holder of any payment that is less than the entire amount then due under this Note shall be on account only and shall not constitute a waiver of the obligation of ONCM to pay such entire amount. The failure of ONCM to pay the entire amount then due under this Note shall be and continue to be an event of default under this Note, notwithstanding the acceptance by the Holder of less than such entire amount on account, and the Holder shall thereafter, until such entire amount is paid (and notwithstanding acceptance by the Holder thereafter of further sums on account or otherwise), be entitled to exercise all rights and remedies provided for in this Note on the occurrence of an event of default under this Note. The acceptance by the Holder of any amount due under this Note after the same is due shall not constitute a waiver of the right to require prompt payment, when due, of all other amounts due under this Note or to declare that an event of default has occurred under this Note with respect to any other amount not paid when due.

3.   Default. If any payment required under this Note is not made when due, the entire unpaid Principal Amount of this Note, together with any other amount due under this Note, shall, at the option of the Holder, become due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived by ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time

liable for all or any portion of the indebtedness evidenced by this Note, and shall thereafter earn interest, both before and after judgment, at a nominal rate (the "Default Rate") of 12 percent per annum with interest upon overdue interest at the same rate. Any forbearance, failure or delay by the. Holder in exercising any right or remedy under this Note or otherwise available to the Holder shall not be deemed to be a waiver of such right or remedy, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy. ONCM shall pay all costs and expenses incurred by the Holder in connection with the enforcement of this Note (regardless of the particular nature of such costs and expenses and whether incurred before or after the initiation of suit or before or after judgment), including, without limitation, court. costs and trustee's and attorneys' fees and costs.

4.   Security. This Note is secured by a security agreement and Blanket Guarantee issued pursuant to the terms of an Asset Purchase Agreement and the documents, agreements, certificates and instruments contemplated therein creating a lien and/or security interest on certain real and personal property rights and interests of ONCM hereof, all as contemplated in the said Asset Purchase Agreement and ancillary documents, as they may be modified or amended from time to time.

5.   Usurv. Notwithstanding any other provision contained in this Note, in the Asset Purchase Agreement or in any other agreement entered into in connection with this Note; if the Holder ever receives as interest under this Note or the Asset Purchase Agreement an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion as would otherwise be excessive interest shall automatically be applied toward reduction of the unpaid Principal Amount then outstanding under this Note, and not toward the payment of interest.

6.   Assignment. The Holder may assign or transfer, all or any part of the Holder's rights or obligations under this Note and on request of the Holder ONCM shall issue and deliver new promissory notes having the same terms and conditions as this Note (the "Replacement Notes") except that the principal amount under the Replacement Notes shall equal in the aggregate the principal amount outstanding under this Note. ONCM may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of ONCM's rights or obligations under this Agreement without the Holder's prior written consent.

7.   Miscellaneous. ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note consent to all extensions of time, renewals, waivers or modifications that may be granted by the Holder with respect to the payment or other provisions of this Note, the release of all or any portion of any security given in connection with this Note, with or without substitution, and the release of any party liable under this Note. Time is of the essence with respect to all obligations of ONCM under this Note. The unenforceability or invalidity of any provisions of this Note shall not affect the enforceability or validity of any other provision of this Note. The terms of this Note shall bind ONCM and inure to the benefit of the Holder. This Note shall be governed by British..Columbia law. This Note; the Asset Purchase Agreement and any other written agreement entered into in connection with this Note are the final expression of the agreement between the Holder and ONCM and may not be contradicted by evidence of any alleged oral agreement.

8.   Conflicts. In the event of a conflict between the provisions of this Note and the provisions of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

THE UNDERSIGNED has-executed and delivered this Note on the date first set forth above in Mexico City, Mexico.

O.N.C. de MEXICO S .A. de C.V.

By :   (signed) "*Albert Matter*"

Title : President

PROMISSORY NOTE

$525,000   March 23, 2001

FOR VALUE RECEIVED and by this promissory note ("pagare"), the undersigned O.N.C. de Mexico S.A. de C.V., a Mexican corporation ("ONCM") whose address is Insurgentes sur 800 Piso 16, Col. del Valle, Mexico, CP 03100, unconditionally promises to pay to the order of Tenedoramex, S.A. de C.V. (the "Holder") at Guerrero 109 Sur-altos entre Jalisco y Puebla, Hermosillo, Sonora, Mexico, C.P. 83000, or at such other place as the Holder of this Note may from time to time designate in writing, without deduction or setoff, in lawful money of Canada, the principal sum of $525,000 (the "Principal Amount"), together with interest, if any, on such Principal Amount and any other amounts due under this Note.

1.   Payment. ONCM shall pay to the Holder $525,000 on the earlier of (i) the Trigger Date (as defined below) and (ii) the date on which ONCM fails to pay or perform when due any of its indebtedness, liabilities or obligations under or in respect of (A) any of the promissory notes issued in connection with an asset purchase agreement dated December 21, 2000, as amended, among Minera San Augusto, S.A. de C.V., ONCM and National Gold Corporation (the "Asset Purchase Agreement") including, without limitation, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Payment Promissory Note and the Deferred .Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated the date hereof to Tenedoramex, S.A. de C. V. and Kennecott Minerals Company or (B) a debenture dated as of January 1, 2001 granted by ONCM to Minera San Augusto, S.A. de C.V. together with any debentures issued in replacement and substitution of the said debenture (the "Due Date"). The Principal Amount may be prepaid in whole or in part at any time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note. The term "Trigger Date" as used herein means the earlier of the date which is (i) 60 days after the date upon which the 6-month trailing average gold price, listed by "London P.M. gold fix", and if not so published by "London P.M. gold fix", the 6-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$3001oz. and (ii) December 31, 2008.

2.   Late or Partial Payments. The acceptance by the Holder of any payment that is less than the entire amount then due under this Note shall be on account only and shall not constitute a waiver of the obligation of ONCM to pay such entire amount. The failure of ONCM to pay the entire amount then due under this Note shall be and continue to be an event of default under this Note, notwithstanding the acceptance by the Holder of less than such entire amount on account, and the Holder shall thereafter, until such entire amount is paid (and notwithstanding acceptance by the Holder thereafter of further sums on account or otherwise), be entitled to exercise all rights and remedies provided for in this Note on the occurrence of an event of default under this Note. The acceptance by the Holder of any amount due under this Note after the same is due shall not constitute a waiver of the right to require prompt payment, when due, of all other amounts due under this Note or to declare that an event of default has occurred under this Note with respect to any other amount not paid when due.

3.   Default. If any payment required under this Note is not made when due, the entire unpaid Principal Amount of this Note, together with any other amount due under this Note, shall, at the option of the Holder, become due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived by ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note, and shall thereafter earn interest, both before and after judgment, at a nominal rate (the "Default Rate") of 12 percent per annum with interest upon

overdue interest at the same rate. Any forbearance, failure or delay by the Holder in exercising any right or remedy under this Note or otherwise available to the Holder shall not be deemed to be a waiver of such right or remedy, nor shall any single or' partial exercise of any right or remedy preclude the further exercise of such right or remedy. ONCM shall pay all costs and expenses incurred by the Holder in connection with the enforcement of this Note (regardless of the particular nature of such costs and expenses and whether incurred before or after the initiation of suit or before or after judgment), including, without limitation, court costs and trustee's and attorneys' fees and costs.

4.   Security. This Note is secured by a security agreement and Blanket Guarantee issued pursuant to the terms of an Asset Purchase Agreement and the documents, agreements, certificates and instruments contemplated therein creating a lien and/or security interest on certain real and personal property rights and interests of ONCM hereof, all as contemplated in the said Asset Purchase Agreement and' ancillary documents, as they may be modified or amended from time to time.

5.   Usury. Notwithstanding any other provision contained in this Note, in the Asset Purchase Agreement or in any other agreement entered into in connection with this Note, if the Holder ever receives as interest under this Note or the Asset Purchase Agreement an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion as would otherwise be excessive interest shall automatically be applied toward reduction of the unpaid Principal Amount then outstanding under this Note, and not toward the payment of interest.

6.   Assignment. The Holder may assign or transfer all or any part of the Holder's rights or obligations under this Note and on request of the Holder ONCM shall issue and deliver new promissory notes having the same terms and conditions as this Note (the "Replacement Notes") except that the principal amount under the Replacement Notes shall equal in the aggregate the principal amount outstanding under this Note. ONCM may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of ONCM's rights or obligations under this Agreement without the Holder's prior written consent.

7.   Miscellaneous. ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note consent to all extensions of time, renewals, waivers or modifications that may be granted by the Holder with respect to the payment or other provisions of this Note, the release of all or any portion of any security given in connection with this Note, with or without substitution, and the release of any party liable under this Note. Time is of the essence with respect to all obligations of ONCM under this Note. The unenforceability or invalidity of any provisions of this Note shall not affect the enforceability or validity of any other provision of this Note. The terms of this Note shall bind ONCM and inure to the benefit of the Holder. This Note shall be governed by British Columbia law. This Note, the Asset Purchase Agreement and any other written agreement entered into in connection with this Note are the final expression of the agreement between the Holder and ONCM and may not be contradicted by evidence of any alleged oral agreement.

8   Conflicts . In the event of a conflict between the provisions of this Note and the provisions of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

THE UNDERSIGNED has-executed and delivered this Note on the date first set forth above in Mexico City, Mexico.

O.N.C. de MEXICO S .A. de C.V.

By :   (signed) "*Albert Matter*"

Title : President

PROMISSORY NOTE

$225,000   March 23, 2001

FOR VALUE RECEIVED and by this promissory note ("pagare"), the undersigned O.N.C. de Mexico S.A. de C.V., a Mexican corporation ("ONCM") whose address is Insurgentes sur 800 Piso 16, Col. del Valle, Mexico, CP 03100, unconditionally promises to pay to the order of Kennecott Minerals Company (the "Holder") at 224 North 2200 West, Salt Lake City, Utah, U.S.A. 84116, or at such other place as the Holder of this Note may from time to time designate in writing, without deduction or setoff, in lawful money of Canada, .the principal sum of $225,000 (the "Principal Amount"), together with interest, if any, on such Principal Amount and any other amounts due under this Note.

1.   Payment. ONCM shall pay to the Holder $225,000 on the earlier of (i) the Trigger Date (as defined below) and (ii) the date on which ONCM fails to pay or perform when due any of its indebtedness, liabilities or obligations under or in respect of (A) any of the promissory notes issued in connection with an asset purchase agreement dated December 21, 2000, as amended, among Miners San Augusto, S.A. de C.V., ONCM and National Gold Corporation (the "Asset Purchase Agreement") including, without limitation, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Payment Promissory Note and the Deferred Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated the date hereof to Tenedoramex, S.A. de C.V. and Kennecott Minerals Company or (B) a debenture dated as of January 1, 2001 granted by ONCM to Miners San Augusto, S.A. de C.V. together with any debentures issued in replacement and substitution of the said debenture (the "Due Date"). The Principal Amount may be prepaid in whole or in part at any time without premium or penalty. Unless the Holder shall otherwise elect, each payment made under this Note shall be applied first to costs and expenses incurred in connection with the enforcement of this Note, next to interest accrued under this Note, if any, and any balance shall be applied to reduce the Principal Amount of this Note. The term "Trigger Date" as used herein means the earlier of the date which is (i) 60 days after the date upon which the 6-month trailing average gold price, listed by "London P.M. gold fix", and if not so published by "London P.M. gold fix", the 6-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$300%z. and (ii) December 31, 2008.

2.   Late or Partial Payments. The acceptance by the Holder of any payment that is less than the entire amount then due under this Note shall be on account only and shall not constitute a waiver of the obligation of ONCM to pay such entire amount. The failure of ONCM to pay the entire amount then due under this Note shall be and continue to be an event of default under this Note, notwithstanding the acceptance by the Holder of less than such entire amount on account, and the Holder shall thereafter, until such entire amount is paid (and notwithstanding acceptance by the Holder thereafter of further sums on account or otherwise), be entitled to exercise all rights and remedies provided for in this Note on the occurrence of an event of default under this Note. The acceptance by the Holder of any amount due under this Note after the same is due shall not constitute a waiver of the right to require prompt payment, when due, of all other amounts due under this Note or to declare that an event of default has occurred under this Note with respect to any other amount not paid when due.

3.   Default. If any payment required under this Note is not mode when due, the entire unpaid Principal Amount of this Note, together with any other amount due under this Note, shall, at the option of the Holder, become due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived by ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note, and shall thereafter earn interest, both before and after judgment, at a nominal rate (the "Default Rate") of 12 percent per annum with interest upon overdue interest at the same rate. Any forbearance, failure or delay by the Holder in exercising any right or remedy under this Note or otherwise available to the Holder shall not be deemed to be a waiver of such right or remedy, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy. ONCM shall pay all costs and expenses incurred by the Holder in connection with the enforcement of this Note (regardless of the particular nature of such costs and expenses and whether incurred before or after the initiation of suit or before or after judgment), including, without limitation, court costs and trustee's and attorneys' fees and costs.

4.   Security. This Note is secured by a security agreement and Blanket Guarantee issued pursuant to the terms of an Asset Purchase Agreement and the documents, agreements, certificates and instruments contemplated therein creating a lien and/or security interest on certain real and personal property rights and interests of ONCM hereof, all as contemplated in the said Asset Purchase Agreement and ancillary documents, as they may be modified or amended from time to time.

5.   Usury. Notwithstanding any other provision contained in this Note, in the Asset Purchase Agreement or in any other agreement entered into in connection with this Note, if the Holder ever receives as interest under this Note or the Asset Purchase Agreement an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion as would otherwise be excessive interest shall automatically be applied toward reduction of the unpaid Principal Amount then outstanding under this Note, and not toward the payment of interest.

6.   Assignment. The Holder may assign or transfer all or any part of the Holder's rights or obligations under this Note and on request of the Holder ONCM shall issue and deliver new promissory notes having the same terms and conditions as this Note (the "Replacement Notes") except that the principal amount under the Replacement Notes shall equal in the aggregate the principal amount outstanding under this Note. ONCM may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of ONCM's rights or obligations under this Agreement without the Holder's prior written consent.

7.   Miscellaneous. ONCM and all endorsers, guarantors, sureties, accommodation parties and other persons at any time liable for all or any portion of the indebtedness evidenced by this Note consent to all extensions of time, renewals, waivers or modifications that may be granted by the Holder with respect to the payment or other provisions of this Note, the release of all or any portion of any security given in connection with this Note, with or without substitution, and the release of any party liable under this Note. Time is of the essence with respect to all obligations of ONCM under this Note. The unenforceability or invalidity of any provisions of this Note shall not affect the enforceability or validity of any other provision of this Note. The

terms of this Note shall bind ONCM and inure to the benefit of the Holder. This Note shall be governed by British Columbia law. This Note, the Asset Purchase Agreement and any other written agreement entered into in connection with this Note are the final expression of the agreement between the Holder and ONCM and may not be contradict by evidence of any alleged oral agreement.

8.   Conflicts. In the event of a conflict between the provisions of this Note and the provisions of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

THE UNDERSIGNED has executed and delivered this Note on the date first set forth above in Mexico City, Mexico.


O.N.C. de MEXICO S .A. de C.V.

By :   (signed) *"Albert Matter"*

Title : President


Exhibit 4.4

O.N.C. DE MÉXICO S.A. DE C.V.

SECURED DEBENTURE DUE DECEMBER 31, 2004

AS OF JANUARY 1, 2001

O.N.C. DE MÉXICO S.A. DE C.V.

SECURED DEBENTURE DUE DECEMBER 31, 2004
DEBENTURE CERTIFICATE NO. 2001-1

O.N.C. de México S.A. de C.V. ("**ONCM**"), incorporated under the laws of the United Mexican States and having its chief executive office at 800 Piso 16, Col. del Valla, Mexico, CP 03100 (facsimile: (52) 56-82-0181), FOR VALUE RECEIVED, hereby acknowledges itself indebted and promises to pay to or to the order of Tenedoramex, S.A. de C.V. ("**T-Mex**"), or its assignee or assignees, **ON THE MATURITY DATE** (as hereinafter defined), the principal amount of $5,250,000 in lawful money of Canada at T-Mex's office located at 109 Guerrero Sur-altos entre Jalisco y Puebla, Hermosillo, Sonora, Mexico, C.P. 83000 (facsimile: (62) 17-37-16) or such place as T-Mex may designate by notice in writing to ONCM, and to pay interest as provided herein.

ARTICLE 1

INTERPRETATION

1.1   **Definitions.** Terms defined in the British Columbia *Personal Property Security Act* (including the regulations thereto and all as amended from time to time, collectively, the "**PPSA**") and used but not otherwise defined in this Debenture shall have the same meaning herein.   In this Debenture, unless there is something in the subject matter or context inconsistent therewith:

> "**Advanced Amount Promissory Note**" means, the promissory note dated the date hereof in the aggregate principal amount of U.S $420,000 issued by ONCM to and in favour of MSA pursuant to section 1.4 of the Asset Purchase Agreement, including, without limitation, the promissory notes issued in replacement and substitution of the said promissory note to and in favour of each of T-Mex and Kennecott together with all amendments, supplements, extensions or other modifications or restatements thereof;

> "**Affiliate**" means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, or is a shareholder of, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to control a Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the term "controlled" shall have a similar meaning;

> "**Applicable Law**" means, in respect of any Person, property, transaction or event, all applicable laws, statutes, rules, by-laws and regulations, and all applicable official directives, orders, judgments and decrees of Governmental Bodies;

"Asset Purchase Agreement" means the asset purchase agreement dated as of December 21, 2000 between MSA, ONCM and the Guarantor, as amended, supplemented, extended or otherwise modified or restated from time to time;

"Blanket Guarantee" means the guarantee from the Guarantor in favor of MSA required to be delivered to MSA pursuant to section 2.4(3) of the Asset Purchase Agreement, as amended, supplemented, extended or otherwise modified or restated from time to time;

"Business Day" means any day of the year, other than a Saturday, Sunday or other day on which banks are required or authorized to close for business in the place where any action is required to be taken;

"Cash Redemption Price" has the meaning attributed to such term in section 0;

"Debt" of any Person means (i) all indebtedness of such Person for and in respect of borrowed money, including obligations with respect to bankers' acceptances, letters of credit and letters of guarantee; (ii) all indebtedness of such person for the deferred purchase price of property or services represented by a note or other evidence of indebtedness or other security; (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (iv) all obligations under leases which, in accordance with Generally Accepted Accounting Principles (or accounting principles generally accepted in the jurisdiction of incorporation or organization of such Person), are recorded as capital leases, in respect of which such Person is liable as lessee; and (v) all Debt Guaranteed by such Person;

"Debt Guaranteed" by any Person means Debt of the kinds referred to in (i) through (iv) of the definition of Debt which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) with the creditor to purchase or otherwise acquire or assume, or in respect of which such Person has otherwise assured a credit against loss by means of an indemnity, security or bond;

"Default" means any event which, but for the lapse of time, giving of notice or both, would constitute an Event of Default;

"Deferred Closing Payment" means, the promissory note dated the date hereof in the aggregate principal amount of $250,000 issued by ONCM to and in favour of MSA pursuant to section 1.2(8) of the Asset Purchase Agreement, including, without limitation, the promissory notes issued in replacement and substitution of the said promissory note to and in favour of each of T-Mex and Kennecott together with all amendments, supplements, extensions or other modifications or restatements thereof;

"Discount" has the meaning attributed to such term in section 0;

"Event of Default" has the meaning attributed to such term in section 0;

"General Security Agreement" means the general security agreement from the Guarantor in favor of MSA required to be delivered to MSA pursuant to section 2.4(6) of the Asset Purchase Agreement, as amended, supplemented, extended or otherwise modified or restated from time to time;

"Generally Accepted Accounting Principles" means generally accepted accounting principles in Canada from time to time;

"Governmental Body" means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limitation to the foregoing) any other law, regulation or rule-making entity (including, without limitation, any central bank, fiscal or monetary authority or authority regulating banks), having or purporting to have jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing (including, without limitation, any arbitrator);

"Grace Period" has the meaning attributed to such term in section 0;

"Guarantor" means National Gold Corporation, its successors and assigns;

"Kennecott" means Kennecott Minerals Company, its successors and assigns;

"IVA Promissory Note" means, the promissory note dated the date hereof in the aggregate principal amount of $1,575,000 issued by ONCM to and in favour of MSA pursuant to section 1.2(6) of the Asset Purchase Agreement, including, without limitation, the promissory notes issued in replacement and substitution of the said promissory note to and in favour of each of T-Mex and Kennecott together with all amendments, supplements, extensions or other modifications or restatements thereof;

"Lien" means any mortgage, lien, pledge, assignment, charge, security interest, lease intended as security, title retention agreement, rights reserved in any Governmental Body, registered lease of real property, hypothec, levy, execution, seizure, attachment, garnishment or other similar encumbrance and includes any contractual restriction which, if contravened, may give rise to an encumbrance;

"Lien hereof" has the meaning set forth in section 3.2;

"Maturity Date" means the earlier of the date which is (i) 90 days after the date upon which the 9-month trailing average gold price, listed by "London P.M. gold fix", and if not so published by "London P.M. gold fix", the 9-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$325/oz. (the "**Trigger Price**"); (ii) December 31, 2010; and (iii) the date upon which a declaration is made pursuant to Section 5.2 hereof and the entire balance of this Debenture becomes due and payable (whether by acceleration or otherwise). In the event that the Trigger Price is reached prior to October 1, 2004 the Maturity Date will be deemed to be December 31, 2004;

"MSA" means Minera San Augusto, S.A. de C.V., its successors and assigns, including, without limitation, T-Mex and Kennecott;

"Mulatos Project Security Agreement" means the security agreement from ONCM in favor of MSA required to be delivered to MSA pursuant to section 2.3(12) of the Asset Purchase Agreement, as amended, supplemented, extended or otherwise modified or restated from time to time;

"ONCM" means O.N.C. de México S.A. de C.V., its successors and permitted assigns;

"Outstanding Principal" means at any time the aggregate principal amount outstanding under this Debenture at such time;

"Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or governmental authority or entity, however designated or constituted;

"Pledged Assets" means, as of any particular time, all of ONCM's property, assets and undertaking and rights, present and future, which may be subject to the Lien hereof to secure payment of the monies payable hereunder, including, without limitation, the property more particularly described in Schedule A to this Agreement, whether by fixed or floating charge, all references thereto herein including any part thereof;

"Principal Amount" has the meaning attributed to such term in section 0;

"Promissory Notes" means the promissory notes issued at closing by ONCM to MSA including, without limitation, each of the promissory notes in the principal amount of Cdn. $1,750,000 and Cdn. $750,000 issued pursuant to section 1.2(7) of the Asset Purchase Agreement together with any promissory notes issued in replacement and substitution of the said promissory notes granted by ONCM to and in favour of each of T-Mex and Kennecott together with all amendments, supplements, extensions or other modifications or restatements thereof, the IVA Promissory Note, the Advanced Amount Promissory Note, the Deferred Closing Payment;

"Redemption Amount" has the meaning attributed to such term in section 0;

"Redemption Date" has the meaning attributed to such term in section 0;

"Security" means the security given to MSA or its Assignees, at any time and from time to time to secure the obligations of ONCM and National Gold to MSA hereunder and under the Asset Purchase Agreement and the Promissory Notes, including, without limitation, the security referred to in Article 8 of the Asset Purchase Agreement;

"Security Documents" means the documents referred to in Article 8 of the Asset Purchase Agreement, and the agreements, instruments and documents delivered from time to time to MSA, by ONCM, National Gold and other Persons, for the purpose of establishing, perfecting, preserving and protecting the Security, as amended, supplemented, extended or otherwise modified or restated from time to time;

"Subsidiaries" means any corporation which is or hereafter becomes directly or indirectly controlled by ONCM, and for the purposes of this definition, ONCM shall be deemed to control a corporation if ONCM beneficially owns, directly or indirectly, shares to which are attached more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation, and ONCM shall be deemed to own beneficially shares beneficially owned by a corporation controlled by it, and so on indefinitely, and "**Subsidiary**" means any one of them;

"T-Mex" means Tenedoramex, S.A. de C.V., its successors and assigns;

"this Debenture" refers to this secured debenture in the aggregate principal amount of Cdn. $5,250,000, as amended, supplemented, extended or otherwise modified or restated from time to time, and not to any particular Article, section, subsection, paragraph, clause, subdivision or other portion hereof, and includes any and every instrument supplemental or ancillary hereto or in implement hereof.

Words importing the singular include the plural and vice versa and words importing gender include all genders.

1.2   **Interpretation Not Affected By Headings, etc.** The division of this Debenture into Articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Debenture.

1.3   **Monetary References.** Any reference in this Debenture to "Dollars", "dollars" or the sign "$" shall be deemed to be a reference to lawful money of Canada.

1.4   **Day Not a Business Day.** In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the first Business Day thereafter.

1.5   **Invalidity of Provisions.** Each of the provisions contained in this Debenture is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof or thereof.

1.6 **Inconsistency.** In the event of any inconsistency between the terms of this Debenture and the terms of any other Security Document, the terms of this Debenture shall prevail. In the event of any inconsistency between the terms of this Debenture and the terms of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

ARTICLE 2

PRINCIPAL

2.1 **Promise to Pay**. For value received, ONCM hereby acknowledges itself indebted to and promises to pay to T-Mex the sum of FIVE MILLION TWO HUNDRED AND FIFTY THOUSAND ($5,250,000) in lawful money of Canada (the "**Principal Amount**"). The Principal Amount, together with any interest accrued thereon, if applicable pursuant to section 0, shall become due and payable on the Maturity Date.

2.2 **Interest.** (1) The Outstanding Principal hereunder from time to time shall bear simple interest at the rate of nil % per annum payable semi-annually in arrears on June 30 and December 31 of each year until such time as this Debenture is repaid in full provided that if any amount in respect of interest is not paid when due in accordance with the foregoing, that amount in respect of interest shall be added to and included in the Outstanding Principal from time to time and shall bear interest at the foregoing rate.

(2) Notwithstanding section 2.2(1) hereof, the requirement to pay any interest on the Outstanding Principal due and payable hereunder on June 30, 2001 shall be postponed until July 15, 2001 provided that as at such date such interest shall be paid in full together with interest on such overdue interest at the rate of 12% per annum calculated daily provided further that any such amount of interest and overdue interest which is not paid on July 15, 2001 shall continue to bear interest at the rate of 12% per annum calculated daily, from July 15, 2001 until such amount is paid in full.

2.3 **Redemption by ONCM.** The Debenture shall be redeemable prior to the Maturity Date (the "**Redemption Date**"), in whole at any time or in part from time to time, at the option of ONCM at a price equal to the amount of the Outstanding Principal (less the Discount, if the Debenture is being redeemed in full in advance of the Maturity Date) hereof to be redeemed, together with accrued and unpaid interest on the undiscounted Outstanding Principal (the "**Cash Redemption Price**").

2.4 **Discount**. If ONCM redeems this Debenture in full in advance of the Maturity Date, ONCM shall be entitled to a discount reducing the Outstanding Principal by $58,333.33 per calendar month for each full calendar month the Debenture is repaid in full in advance of the Maturity Date (the "**Discount**") up to a maximum discount of $1,399,999.92 (24 months x $58,333.33) if repaid in full on or before December 31, 2002.

2.5 **Notice of Redemption**. ONCM shall provide to T-Mex, in accordance with section 0, notice of intention to redeem part or all of the Debenture, together with any interest accrued thereon (the "**Redemption Amount**"), not less than 5 days prior to the Redemption Date. Notwithstanding the foregoing, in no event shall the Redemption Date be later than the

Maturity Date. The notice of redemption shall specify the amount of the Debenture which is to be redeemed and, if applicable, the amount of any interest payable thereon.

2.6　　　　**Debenture Due on Redemption Date.** Where notice has been given pursuant to section 0, the Redemption Amount shall become due and payable on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the Maturity Date.

2.7　　　　**Partial Redemption of Debenture**. If ONCM redeems only part of the Debenture, ONCM will issue a replacement debenture representing the balance of the Principal Amount outstanding and otherwise under the same terms and conditions of this Debenture.

2.8　　　　**No Rights as Shareholders.** Nothing contained in this Debenture shall be construed as conferring upon T-Mex any right or interest whatsoever as a holder of common shares of ONCM or any other right or interest except as herein expressly provided.

ARTICLE 3

SECURITY

3.1　　　　**Corporation's Security.** (1) ONCM hereby grants, conveys, assigns, transfers, mortgages, charges and grants a security interest to and in favour of T-Mex as and by way of a fixed and specific grant, conveyance, mortgage, charge and transfer of and in all ONCM's right, title and interest in and to the Pledged Assets, present and future, now owned or hereafter acquired, including without limitation, all goods of every kind, type and description, inventory, book accounts, documents of title, chattel paper, instruments, securities and money, intangibles, substitutions and replacements of and increases, additions and, where applicable, accessions thereto and proceeds in any form derived directly or indirectly from any dealing with all or any part thereof inclusive of the proceeds therefrom.

(2)　　In addition, ONCM hereby charges in favour of T-Mex by way of a floating charge, its undertaking and all its property and assets, real and personal, moveable or immovable, of whatsoever nature and kind, both present and future and every interest therein which ONCM now has or hereafter acquires (other than the property and assets hereby effectively assigned or subjected to a specific mortgage and charge and subject to the exceptions hereinafter contained).

3.2　　　　**Obligations Secured.** The mortgages, charges, grants, conveyances, transfers, assignments and security interest granted by ONCM hereby (collectively, the "**Lien hereof**") secures payment and performance to T-Mex of all debts, liabilities, obligations, present or future, direct or indirect, absolute or contingent, matured or unmatured, at any time due or accruing due or owing by ONCM to MSA or T-Mex under the Asset Purchase Agreement including, without limitation, the RTE (as assigned to T-Mex pursuant to an assignment and assumption agreement dated the date hereof among MSA, National Gold, T-Mex and Kennecott), the Promissory Notes issued to T-Mex and the other Security Documents granted to T-Mex or otherwise however incurred whether incurred as principal or surety. All the expenses, costs and charges set out in section 5.3 shall be added to and form a part of the obligations secured hereby.

3.3 **Attachment.** ONCM and T-Mex hereby acknowledge that (i) value has been given, (ii) ONCM has rights in the Pledged Assets owned by it (other than after-acquired collateral), (iii) the parties have not agreed to postpone the time of attachment of the Lien hereof, and (iv) ONCM and T-Mex have received a copy of this Debenture.

3.4 **Scope of the Lien hereof.** (1) Nothing in section 0 hereof shall be construed as an assignment by ONCM (which term shall include a sub-lease, mortgage, pledge or charge) of any contract, book account, claim, demand or chose in action which, as a matter of law or by its terms, is non-assignable without the consent or authorization of some other Person unless such consent or authorization has been obtained. The Lien hereof shall not attach to such contract, book account, claim, demand or chose in action but ONCM shall hold its interest therein in trust for T-Mex, and shall assign same to T-Mex or as T-Mex may direct forthwith upon obtaining the consent or authorization of such other person.

> (2) The Lien hereof shall not extend to consumer goods.
>
> (3) The Lien hereof shall not extend or apply to the last day of any term of years reserved by a lease, verbal or written, or any agreement therefor, now held or hereafter acquired by ONCM as lessee in respect of real property but ONCM shall stand possessed of any such reversion upon trust to assign and dispose thereof as T-Mex may direct.
>
> (4) T-Mex shall not be deemed by the grant of the Lien hereof to have assumed any obligation of ONCM under any contracts nor shall it be liable to any Governmental Body or contract counterparties by reason of any default by any Person under any contract.
>
> (5) It is expressly acknowledged by ONCM that, notwithstanding any right or authority granted to ONCM herein or in any other agreement or instrument to deal with the Pledged Assets, it is the intention of ONCM and T-Mex that (i) the Lien hereof shall operate and be construed as a fixed and specific charge of all Pledged Assets in respect of which ONCM presently has rights, and as a fixed and specific charge of all after-acquired Pledged Assets which shall attach forthwith upon ONCM acquiring rights therein, and (ii) except as provided in section 3.1(2), the Lien hereof shall neither operate nor be construed as a floating charge.

3.5 **T-Mex's Care and Custody of Pledged Assets.** (1) Except as required by any mandatory provision of Applicable Law, T-Mex shall not be bound to collect, dispose of, realize, protect or enforce any of ONCM's right, title and interest in and to the Pledged Assets or to institute proceedings for the purpose thereof and, without limiting the generality of the foregoing, T-Mex shall not be required to take any steps necessary to preserve rights against other persons in respect of any negotiable Pledged Assets.

> (2) ONCM shall ensure that all of the Security Documents to which it is a party are executed and delivered and the Liens created thereby are perfected in all jurisdictions and at all times reasonably required by T-Mex.
>
> (3) T-Mex shall have no obligation to keep the Pledged Assets in its possession identifiable.

(4)   T-Mex may, both before and after the Lien hereof shall have become enforceable, (i) notify any Person obligated on a book account or on chattel paper or any obligor on an instrument to make payment thereunder to T-Mex whether or not ONCM was theretofore making collections thereon, and (ii) assume control of any proceeds arising from the Pledged Assets.

3.6   **No Merger.** The Security Documents shall not merge in any other security. No judgment obtained by T-Mex shall in any way affect any of the provisions of this Debenture or any of the other Security Documents. For greater certainty, no judgment obtained by T-Mex shall in any way affect the obligation of ONCM to pay principal and interest at the rates, times and in the manner provided in this Debenture.

ARTICLE 4

REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1   **Representations and Warranties.** ONCM represents and warrants that:

(a) it is duly incorporated and organized and is validly subsisting and in good standing under the laws of the United Mexican States;

(b) it has full corporate right, power and authority to enter into and perform its obligations under this Debenture and any security given in respect hereof, and has full corporate right, power and authority to own and operate its properties and to carry on its business as now conducted; and

(c) the execution and delivery of this Debenture has been duly authorized by all necessary action and constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms, subject only to the effect of any bankruptcy, insolvency, moratorium or similar laws affecting the enforceability of creditors' rights generally, the discretion that a court of competent jurisdiction may exercise in the granting of equitable remedies, and the statutory powers of a court of competent jurisdiction to stay proceedings and stay the execution of judgment in proceedings before it.

4.2   **Affirmative Covenants.** So long as this Debenture remains outstanding, and unless T-Mex otherwise consents in writing, ONCM covenants and agrees with T-Mex that:

(a) Punctual Payment. ONCM shall pay or cause to be paid all amounts payable to T-Mex hereunder on the dates and in the manner specified herein;

(b) Conduct of Business. ONCM shall do or cause to be done, and shall cause each Subsidiary to do or cause to be done, all things necessary or desirable to maintain its corporate existence in its present jurisdiction of incorporation, and to maintain its corporate power and capacity to own its properties and assets; and

(c) Further Assurances. ONCM shall from time to time, whether before or after the Lien hereof shall have become enforceable, do all such acts and things and execute and deliver all such deeds, transfers, assignments and instruments as T-Mex may reasonably require for protecting the Pledged Assets or perfecting the Lien hereof and for exercising all powers, authorities and discretions hereby conferred upon T-Mex, and ONCM shall from time to time after the Lien hereof has become enforceable do all such acts and things and execute and deliver all such deeds, transfers, assignments and instruments as T-Mex may require for facilitating the sale of or other dealing with the Pledged Assets in connection with any realization thereof.

4.3   Negative Covenant. So long as this Debenture remains outstanding and unless T-Mex otherwise consents in writing, ONCM covenants and agrees that it shall not, nor shall it permit any of its Subsidiaries to create, grant, assume or suffer to exist any Lien other than in favour of T-Mex upon any of its properties or assets.

ARTICLE 5

DEFAULT AND ACCELERATION

5.1   Events of Default. The occurrence of any of the following events shall constitute an Event of Default:

> (a) if ONCM defaults in payment of all or any part of the principal of this Debenture or interest accrued thereon when due;
>
> (b) if any of ONCM, National Gold, or any of their respective Affiliates or Subsidiaries default in payment or default in observing or performing any other covenant or condition of this Debenture, the Asset Purchase Agreement, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Promissory Note and the Deferred Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated the date hereof to T-Mex and Kennecott or any of the Security Documents on their part to be observed or performed;
>
> (c) if an order is made or an effective resolution is passed for the winding-up or liquidation of any of ONCM, National Gold, or any of their respective Affiliates or Subsidiaries, or in the event of any other dissolution of ONCM, National Gold, or any of their respective Affiliates or Subsidiaries by operation of law;
>
> (d) if any of ONCM, National Gold, or any of their respective Affiliates or Subsidiaries shall generally not pay their debts as such debts become due, or shall admit in writing their inability to pay their debts generally as they become due, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against ONCM, National Gold, or

any of their respective Affiliates or Subsidiaries seeking to adjudicate them a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of them or their debts, or a proposal is made by or against ONCM, National Gold, or any of their respective Affiliates or Subsidiaries, under any Applicable Law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for the appointment of a receiver, custodian or other similar official for them or for any substantial part of their property, including, without limitation, any such proceeding under the *Companies' Creditors Arrangement Act* (Canada) or a similar statute of the United Mexican States or any division thereof and, in the case of any such proceeding instituted against ONCM, National Gold, or any of their respective Affiliates or Subsidiaries (but not instituted by ONCM, National Gold, or any of their respective Affiliates or Subsidiaries), such proceeding shall remain undismissed or unstayed for a period of 30 days; or ONCM, National Gold, or any of their respective Affiliates or Subsidiaries shall take any action to authorize any of the actions set forth above;

(e) if any of ONCM or National Gold or either of them ceases or threatens to cease to carry on business;

(f) if any representation and warranty made herein or in any other document delivered to T-Mex pursuant to this Debenture is found to be false or incorrect in any way so as to make it materially misleading when made or deemed to have been made;

(g) if any of ONCM, National Gold, or any of their respective Affiliates or Subsidiaries shall fail to pay the principal of or premium or interest on any Debt which is outstanding in an aggregate principal amount in excess of Cdn. $50,000 (or the equivalent amount in any other currency) in respect of ONCM, National Gold, or such respective Affiliates or Subsidiaries when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt; or any other event shall occur or condition shall exist, and shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to any such Debt, if the effect of such event or condition is to accelerate, or to permit the acceleration of, the maturity of Debt of ONCM, National Gold, or such respective Affiliates or Subsidiaries which is outstanding in an aggregate principal amount exceeding Cdn. $50,000 (or the equivalent amount in any other currency); or

(h) if any event of default shall occur in any instrument which enables any person to enforce any security on the assets or undertaking of ONCM or National Gold.

5.2 **Acceleration on Default.** Upon the occurrence of an Event of Default and in the absence of the prior written consent thereto of T-Mex, T-Mex may, in its discretion, by notice in writing to ONCM:

> (a) declare the principal amount of this Debenture then outstanding, all accrued and unpaid interest hereunder and any other moneys payable hereunder to be immediately due and payable by ONCM to T-Mex;

> (b) realize upon all or part of the Security constituted by the Security Documents; and

> (c) take such actions and commence such proceedings as may be permitted at law or in equity (whether or not provided for herein or in any other Security Document) at such times and in such manner as T-Mex in its sole discretion may consider expedient;

all without, except as may be required by Applicable Law, any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action.

5.3 **Enforcement Costs.** In addition to all other money payable hereunder, ONCM shall assume and pay on demand all expenses, costs and charges (including all legal fees (on a solicitor and solicitor's own client basis), disbursements, court costs, receiver's or agent's remuneration and other expenses of taking possession of, repairing, protecting, insuring, preparing for disposition, realizing, collecting, selling, transferring, delivering or obtaining payment of the Pledged Assets) incurred by T-Mex:

> (i) in enforcing or attempting to enforce this Debenture;

> (ii) in conducting any negotiations respecting any of the foregoing; and

> (iii) in connection with the defence or institution of any action or proceeding, including third party proceedings, respecting any of the foregoing, whether involving T-Mex, any receiver or receiver-manager (whether appointed by or acting for T-Mex or otherwise), or any officer, agent, or employee of T-Mex regardless of the outcome of any such action or proceeding and whether such action or proceeding is commenced or continued before or after the whole or any part of the Principal Amount and interest thereon has been or was required to have been paid.

5.4 **Remedies on Default.** In the case of Default on the part of ONCM, or upon an acceleration pursuant to section 0 hereof, T-Mex may, in its sole discretion and without prejudice to any other remedies or recourses otherwise available to it, realize upon the Pledged Assets and enforce the rights of T-Mex by any remedy or proceeding authorized or permitted by Applicable Law (subject in all cases to any mandatory provision of Applicable Law), including, without limitation:

(a) entry onto any real property of ONCM and any other premises where tangible personal property may be located, including without limitation, the Pledged Assets;

(b) entry into possession of the Pledged Assets and removal of Pledged Assets consisting of tangible personal property by any method permitted by Applicable Law;

(c) sale, assignment, lease, sub-lease, granting options or options to purchase or any other disposal of the Pledged Assets or any portion thereof;

(d) collection of any proceeds arising in respect of the Pledged Assets;

(e) collection, realization or sale of or other dealing with rents and book accounts;

(f) the exercise of any contractual, legal or other rights or interests of ONCM under or in respect of the Pledged Assets;

(g) the payment of any Lien that may exist or be threatened against the Pledged Assets, in which event such amount and any costs, charges and expenses incurred in connection therewith shall be added to the obligations secured hereby;

(h) the appointment by instrument in writing of a receiver (which term as used in this Debenture includes a receiver and manager) or agent of the Pledged Assets and remove or replace such receiver or agent from time to time;

(i) the institution of proceedings in any court of competent jurisdiction for the appointment of a receiver of the Pledged Assets;

(j) the institution of proceedings in any court of competent jurisdiction for sale or foreclosure of the Pledged Assets;

(k) filing proofs of claim and other documents to establish claims in any proceeding relating to ONCM; and

(l) the set-off and application against the obligations, to the fullest extent permitted by Applicable Law, of any and all monies to be paid by T-Mex to ONCM or by T-Mex to ONCM under any other agreement between T-Mex and ONCM.

Such remedies may be exercised from time to time separately or in combination and with respect to all or any part of the Pledged Assets and are in addition to and not in substitution for any other rights of T-Mex however created. T-Mex may proceed by way of any action, suit or other proceeding available at Applicable Law and no right, remedy or power of T-Mex shall be exclusive of or dependent on any other. T-Mex shall not be bound to exercise any such right or remedy, and the exercise of such rights and remedies shall be without prejudice to the rights of T-Mex in respect of the obligations of ONCM hereunder including the right to claim for any deficiency.

5.5 **Concerning the Receiver.** (1) Any receiver appointed by T-Mex shall be vested with the rights and remedies which could be exercised by T-Mex in respect of ONCM or the Pledged Assets and such other powers and discretions as are granted in the instrument of appointment and any instrument or instruments supplemental thereto. The identity of the receiver, any replacement thereof and any remuneration thereof shall be within the sole and unfettered discretion of T-Mex.

(2) Any receiver appointed by T-Mex shall act as agent for T-Mex for the purposes of taking possession of the Pledged Assets, but otherwise and for all other purposes (except as provided below and with respect to its discharge) as agent for ONCM. The receiver may sell, lease or otherwise dispose of the Pledged Assets as agent for ONCM or as agent for T-Mex.

5.6 **Appointment of Attorney.** ONCM hereby irrevocably appoints T-Mex (and any officers thereof) the attorney of ONCM to exercise in its name and on its behalf after the Lien hereof shall have become enforceable any of the its right (including the right of disposal), title and interest in and to the Pledged Assets including the execution, endorsement and delivery of any agreements, documents, instruments, securities, documents of title and chattel paper and any notices, receipts, assignments or verifications of any book accounts. All acts of any such attorney are hereby ratified and approved, and such attorney shall not be liable for any act, failure to act or any other matter or thing in connection therewith, except for its own negligence or wilful misconduct.

5.7 **Dealing with the Pledged Assets and the Lien hereof.** (1) After the Lien hereof shall become enforceable, T-Mex shall not be obliged to exhaust its recourses against ONCM or any other Person or Persons or against any other security they may hold in respect of the obligations of ONCM hereunder before realizing upon or otherwise dealing with the Pledged Assets in such manner as they may consider desirable.

(2) T-Mex may grant extensions or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with ONCM and with other Persons, sureties or securities as it may see fit without prejudice to the obligations or the rights of T-Mex in respect of the Pledged Assets.

(3) T-Mex shall not be (i) liable or accountable for any failure to collect, realize or obtain payment in respect of the Pledged Assets, (ii) bound to institute proceedings for the purpose of collecting, enforcing, realizing or obtaining payment of the Pledged Assets or for the purpose of preserving any rights of T-Mex, ONCM or any other persons in respect thereof, (iii) responsible for any loss occasioned by any sale or other dealing with the Pledged Assets or by the retention of or failure to sell or otherwise deal therewith, or (iv) bound to protect the Pledged Assets from depreciating in value or becoming worthless.

(4) All moneys from time to time received by T-Mex or the receiver may be applied as follows: first, in discharge of all operating expenses and other ongoings affecting the Pledged Assets; second, in keeping in good standing all Liens on the Pledged Assets having priority over the Lien hereof; third, in payment of the remuneration and disbursements of the receiver (if any); fourth, in payment to T-Mex of moneys payable hereunder and under the other Security Documents or any other agreements between T-Mex and ONCM entered into pursuant thereto, and the balance, if any, shall be paid to ONCM or as a court of competent jurisdiction may direct. If there shall be a deficiency ONCM shall remain liable for such deficiency and shall pay the amount of such deficiency to T-Mex forthwith.

5.8 **Standards of Sale.** Without prejudice to the ability of T-Mex to dispose of the Pledged Assets comprising personal property in any manner which is commercially reasonable after the Lien hereof shall become enforceable, ONCM acknowledges that a disposition of Pledged Assets by T-Mex which takes place substantially in accordance with the following provisions shall be deemed to be commercially reasonable:

> (a) the Pledged Assets may be disposed of whether or not T-Mex has taken possession thereof;

> (b) the Pledged Assets may be disposed of in whole or in part;

> (c) the Pledged Assets may be disposed of by public auction, public tender or private contract, with or without advertising and without any other formality;

> (d) any purchaser or lessee of the Pledged Assets may be a customer of T-Mex;

> (e) a disposition of the Pledged Assets may be on such terms and conditions as to credit, deferred payment or otherwise as T-Mex, in its sole discretion, may deem advantageous;

> (f) T-Mex may establish an upset or reserve bid or price in respect of the Pledged Assets; and

> (g) T-Mex may buy in, rescind or vary any contract for the disposition of Pledged Assets and may dispose of any Pledged Assets again without being obligated to account or answer for any gain or loss occasioned thereby.

5.9 **Dealings by Third Parties.** (1) No person dealing with T-Mex or its agent or a receiver shall be required (i) to determine whether the Lien hereof has become enforceable, (ii) to determine whether the powers which T-Mex or such agent or receiver is purporting to exercise have become exercisable, (iii) to determine whether any money remains due to T-Mex by ONCM, (iv) to determine the necessity or expediency of the stipulations and conditions subject to which any sale or lease or other disposition shall be made, (v) to determine the propriety or regularity of any sale or of any other dealing by T-Mex or such agent or receiver with the Pledged Assets, or (vi) to see to the application of any money paid to T-Mex or such agent or receiver.

(2)   Any purchaser of the Pledged Assets from T-Mex shall hold the Pledged Assets absolutely free from any claim or right of whatever kind including any equity of redemption of ONCM, and ONCM hereby specifically waives, to the fullest extent permitted by Applicable Law, as against any such purchaser, all right of redemption, stay or appraisal which ONCM now has or may have under any rule of Applicable Law now existing or hereafter adopted. To the fullest extent permitted by Applicable Law, ONCM waives all of the rights, benefits and protection provided to it by any statute which imposes limitations upon the rights, remedies or powers of a secured party.

5.10   **Statutory Waiver.** To the fullest extent permitted by Applicable Law, ONCM waives all of the rights, benefits and protection provided to it by any statute which imposes limitations upon the rights, remedies or powers of a secured party.

ARTICLE 6

SUCCESSOR CORPORATIONS

6.1   **Certain Requirements in Respect of Merger, etc.** Except with the prior written consent of T-Mex (which may be withheld for any reason), ONCM shall not, nor shall it permit any Subsidiary to, enter into any transaction, whether by way of amalgamation, merger, reconstruction, reorganization, consolidation, transfer, sale, lease or otherwise whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of any such amalgamation, of the continuing corporation resulting therefrom.

ARTICLE 7

MISCELLANEOUS

7.1   **Notice.**   (1)   Any notice, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail with return receipt requested, or (iii) sent by confirmed fax or other similar means of confirmed electronic communication, provided that a copy of any notice sent by confirmed electronic communication shall also be sent by mail, in each case to the applicable address set out below:

          (a)   if to T-Mex, to:

          Tenedoramex, S.A. de C.V.
          Guerrero 109 Sur-altos entre Jalisco y Puebla
          Hermosillo, Sonora, Mexico
          C.P. 83000

          Attention: Mark E. Isto

with a copy to:

Placer Dome Inc.
1600 – 1055 Dunsmuir Street
Vancouver, BC
Canada
V7X 1P1

Attention: Geoffrey Gold

(b)   if to ONCM, to:

National Gold Corporation
600 – 890 West Pender Street
Vancouver, BC
Canada
V6C 1J9
Facsimile: (604) 687-1327

Attention: Albert J. Matter

with a copy to:

Irwin, White & Jennings
2620 – 1055 West Georgia Street
P.O. Box 11168, Royal Centre
Vancouver, BC
Canada
V6E 3R5
Facsimile: (604) 689-2806

Attention: Lowell E. Thomas

(2)   Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day in the place where the communication is to be received and the communication is so delivered, faxed or sent, and confirmed, before 4:30 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day, if delivery is confirmed. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

(3)   Any party may from time to time change its address under this Section by notice to the other parties given in the manner provided by this Section.

7.2   **Assignment.** ONCM may not, without the prior written consent of T-Mex (which consent may be withheld for any reason), assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its rights or obligations under this Debenture. T-Mex may assign this Debenture in whole or in part to its Affiliates or to Kennecott, with notice to ONCM but without the consent of ONCM. Any purported assignment in violation of the foregoing shall be of no force and effect. No request by T-Mex for a consent to assignment under this section shall be unreasonably withheld by ONCM. This Debenture shall enure to the benefit of, and be binding on, the parties and their respective successors and permitted assigns.

7.3   **Severability.** If and to the extent that any provision hereof shall conflict with any mandatory provision of the PPSA (including, without limitation, an exclusion or purported exclusion of a duty or onus imposed by the PPSA or a limitation or purported limitation of the liability of or the amount of damages recoverable from a Person who has failed to discharge a duty or obligation imposed by the PPSA), such provision of the PPSA shall govern. The provisions of this Debenture are intended to be severable. If any provision of this Debenture shall be deemed by any court of competent jurisdiction or held to be invalid or void or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

7.4   **Grace Period.** ONCM may remedy any default in payment of any cash payment under this Debenture by making the payment in full to the applicable party within 14 days (the "**Grace Period**") after the date such payment was due and such payment when so paid shall be deemed to have been made in a timely manner and on the due date for all purposes except that the Discount to which ONCM is entitled shall be calculated from the actual payment date and not from the beginning of the Grace Period, if any.

7.5   **Amendment, Waiver.** No amendment or waiver of this Debenture will be binding unless executed in writing by ONCM if it is to be bound thereby, or by T-Mex if T-Mex is to be bound thereby. No waiver of any provision of this Debenture will constitute a waiver of any other provision nor will any waiver of any provision of this Debenture constitute a continuing waiver unless otherwise expressly provided.

7.6   **Survivability of Obligations.** This Debenture will not be discharged or otherwise affected by the loss or diminution or capacity of ONCM or by any change in the composition of ONCM, or by any sale of ONCM's assets or business, or by any change whatsoever in the name, business, powers, objects, capital structure, membership, directorate, management, or constitution of ONCM, or by the re-organization or amalgamation of ONCM, but will notwithstanding the happening of any such event continue to apply to all of the obligations arising hereunder whether theretofore or thereafter incurred or arising, and this Debenture will extend to the successors, assigns and legal representatives of ONCM and the person or persons for the time being and from time to time carrying on the business now carried on by ONCM.

7.7   **Governing Law.**   This Debenture shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF ONCM has duly executed this Debenture and affixed its corporate seal under the hands of its proper officers duly authorized in that behalf for the purpose thereof as of the 1st day of January, 2001.

O.N.C. de MÉXICO S.A. de C.V.

Per: (signed) *"Albert Matter"*
           Authorized Signatory

c/s

Per: _____
           Authorized Signatory

SCHEDULE "A"

PARTICULARS OF THE PROPERTY

Lot	Title	Type	Surface	Duration		Liens or contracts
Alejandra	195,464	Exploration	406.8821 hectares	September 1992 September 1998	14, to 13,	None registered at the PRM.
Bety	191,273	Exploitation	453.7237 hectares	December 1991 December 2041	19, to 18,	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 203.7240 hectares, as long as this concession is in force, registered on January 15, 1993 under Number 93, Page 73, Volume I of the Expropriations, Temporary Occupations and Easements Book.
Capulín 2	196,126	Exploration	12.0084 hectares	September 1992 September 1998	23, to 22,	None registered at the PRM.
Carolina	191,272	Exploitation	347 hectares	December 1991 December 2041	19, to 18,	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 152 hectares, as long as this concession is in force, registered on January 15, 1993 under Number 94, Page 74, Volume I of the Expropriations, Temporary Occupations and Easements Book. Temporary occupation in favor of this concession of a surface of 40 hectares, 25 areas of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, registered on February 4, 1998 under Number 11, Page 6, Volume I of the Temporary Occupations and Easements Book.

Lot	Title	Type	Surface	Duration	Liens or contracts
Continuaci□n de Virgencita[3]	190,634	Exploitation	100 hectares	April 29, 1991 to April 28, 2041	Temporary occupation in favour of Mr. Gilberto Ocaña Garcia of a surface of 20 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on January 15, 1993 under Number 90, Page 72, Volume I of the Expropriations, Temporary Occupations and Easements Book. Temporary occupation in favour of this concession of a surface of 10 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on February 4, 1998 under Number 9, Page 5, Volume I of the Temporary Occupations and Easements Book. Temporary occupation in favor of this concession of a surface of 5 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on February 4, 1998 under Number 10, Page 5, Volume I of the Temporary Occupations and Easements Book.
Cristina	191,271	Exploitation	290 hectares	December 19, 1991 to December 18, 2041	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 290 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on January 15, 1993 under Number 92, Page 73, Volume I of the Expropriations, Temporary Occupations and Easements Book.
El Carricito	206,895	Exploration	2,176.8440 hectares	April 3, 1998 to April 2, 2004	None registered at the PRM.
El Carricito 2	212,507	Exploration	100 hectares	October 31, 2000 to October 30, 2006	Unknown.

---

[3] MSA is not the registered owner of this Concession. MSA is the beneficial and legal owner of this Concession pursuant to an option agreement granting MSA an option to purchase this Concession. MSA has taken all steps and made all payments necessary to exercise its option for the purchase of this Concession.

Lot	Title	Type	Surface	Duration	Liens or contracts
El Jaspe	209,714	Exploitation	78 hectares	August 3, 1999 to August 2, 2049	None registered at the PRM.
El Marrano	199,064	Exploration	434 hectares	February 28, 1994 to February 27, 2000	None registered at the PRM.
El Victor de Mulatos	196,110	Exploitation	18 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 18 hectares, as long as this concession is in force, registered on January 13, 1993 under Number 88, Page 71, Volume I of the Expropriations, Temporary Occupations and Easements Book.
La Central	196,111	Exploitation	96 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 96 hectares, as long as this concession is in force, registered on January 15, 1993 under Number 97, Page 76, Volume I of the Expropriations, Temporary Occupations and Easements Book.
La Central No. 1	196,108	Exploitation	81.2560 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 18.2500 hectares of land, as long as this concession is in force, registered on January 15, 1993 under Number 87, Page 70, Volume I of the Expropriations, Temporary Occupations and Easements Book.
La Salamandra Fracción 1	212,185	Exploitation	8,072.6559 hectares	September 22, 2000 to August 29, 2046	Temporary occupation of 10 to 30 hectares of land, respectively, owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, in favor of this concession, as long as this concession is in force, registered on June 4, 1998 under Number 23, Page 13, Volume 1 of the Temporary Occupations and Easements Book.

Lot	Title	Type	Surface	Duration	Liens or contracts
La Salamandra Fracción 2	212,186	Exploitation	1,161.5005 hectares	September 22, 2000 to August 29, 2046	Temporary occupation of 10 to 30 hectares of land, respectively, owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, in favor of this concession, as long as this concession is in force, registered on June 4, 1998 under Number 23, Page 13, Volume 1 of the Temporary Occupations and Easements Book.
La Salamandra Fracción 3	212,187	Exploitation	604.0000 hectares	September 22, 2000 to August 29, 2046	Temporary occupation of 10 to 30 hectares of land, respectively, owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, in favor of this concession, as long as this concession is in force, registered on June 4, 1998 under Number 23, Page 13, Volume 1 of the Temporary Occupations and Easements Book.
Los Compadres	201,674	Exploration	10 hectares	October 11, 1995 to October 10, 2001	None registered at the PRM.
Mirtha	206,755	Exploitation	470.3190 hectares	March 12, 1998 to March 11, 2048	None registered at the PRM.
Nuevo Mulatos	180,600	Exploitation	30 hectares	July 13, 1987 to July 12, 2037	Temporary occupation in favour of this concession of a surface of 30 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on February 4, 1998 under Number 8, Page 4, Volume I of the Temporary Occupations and Easements Book.
San Carlos	196,112	Exploitation	9 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 9 hectares of land, as long as this concession is in force, registered on January 15, 1993 under Number 95, Page 74, Volume I of the Expropriations, Temporary Occupations and Easements Book.
San Lorenzo	210,493	Exploitation	60 hectares	October 8, 1999 to October 7, 2049	None registered at the PRM.

Lot	Title	Type	Surface	Duration	Liens or contracts
San Lorenzo	211,573	Exploitation	15.616 hectares	June 16, 2000 to June 15, 2050	None registered at the PRM.4
San Miguel 2	195,438	Exploitation	20.2516 hectares	September 14, 1992 to September 13, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 20.2516 hectares, as long as this concession is in effect, registered on January 15, 1993 under Number 89, Page 71, Volume I of the Expropriations, Temporary Occupations and Easements Book.
San Miguel I	191,139	Exploitation	16.7056 hectares	April 29, 1991 to April 28, 2041	Temporary occupation in favour of Minera San Augusto, S.A. de C.V. of a surface of 16.7056 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on January 15, 1993 under Number 91, Page 72, Volume I of the Expropriations, Temporary Occupations and Easements Book.
Tequila	206,724	Exploitation	18.7440 hectares	March 12, 1998 to March 11, 2048	None registered at the PRM.

Lot	Application Number	Date of Application
Cerro Pelon	82/26815	September 7, 2000
Cerro Pelon 2	82/26914	October 30, 2000

---

[4] The title of this concession indicates at the surface of this lot is 15.616 hectares, while the application to obtain the same concession referred to 15.2626 hectares (a smaller surface). The exploration mining concession from where this exploitation concession derives was of 15.2626 hectares.

EXHIBIT 4.5

O.N.C. DE MÉXICO S.A. DE C.V.

SECURED DEBENTURE DUE DECEMBER 31, 2004

AS OF JANUARY 1, 2001

SECURED DEBENTURE DUE DECEMBER 31, 2004
DEBENTURE CERTIFICATE NO. 2001-1

O.N.C. de México S.A. de C.V. ("**ONCM**"), incorporated under the laws of the United Mexican States and having its chief executive office at 800 Piso 16, Col. del Valla, Mexico, CP 03100 (facsimile: (52) 56-82-0181), FOR VALUE RECEIVED, hereby acknowledges itself indebted and promises to pay to or to the order of Kennecott Minerals Company ("**Kennecott**"), or its assignee or assignees, **ON THE MATURITY DATE** (as hereinafter defined), the principal amount of $2,250,000 in lawful money of Canada at Kennecott's office located at 224 North 2200 West, Salt Lake City, Utah 84116, U.S.A. (facsimile: (801) 238-2488) or such place as Kennecott may designate by notice in writing to ONCM, and to pay interest as provided herein.

ARTICLE 1

INTERPRETATION

1.1 Definitions. Terms defined in the British Columbia *Personal Property Security Act* (including the regulations thereto and all as amended from time to time, collectively, the "**PPSA**") and used but not otherwise defined in this Debenture shall have the same meaning herein. In this Debenture, unless there is something in the subject matter or context inconsistent therewith:

> "**Advanced Amount Promissory Note**" means, the promissory note dated the date hereof in the aggregate principal amount of U.S $420,000 issued by ONCM to and in favour of MSA pursuant to section 1.4 of the Asset Purchase Agreement, including, without limitation, the promissory notes issued in replacement and substitution of the said promissory note to and in favour of each of T-Mex and Kennecott together with all amendments, supplements, extensions or other modifications or restatements thereof;

> "**Affiliate**" means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, or is a shareholder of, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to control a Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the term "controlled" shall have a similar meaning;

> "**Applicable Law**" means, in respect of any Person, property, transaction or event, all applicable laws, statutes, rules, by-laws and regulations, and all applicable official directives, orders, judgments and decrees of Governmental Bodies;

"Asset Purchase Agreement" means the asset purchase agreement dated as of December 21, 2000 between MSA, ONCM and the Guarantor, as amended, supplemented, extended or otherwise modified or restated from time to time;

"Blanket Guarantee" means the guarantee from the Guarantor in favor of MSA required to be delivered to MSA pursuant to section 2.4(3) of the Asset Purchase Agreement, as amended, supplemented, extended or otherwise modified or restated from time to time;

"Business Day" means any day of the year, other than a Saturday, Sunday or other day on which banks are required or authorized to close for business in the place where any action is required to be taken;

"Cash Redemption Price" has the meaning attributed to such term in section 0;

"Debt" of any Person means (i) all indebtedness of such Person for and in respect of borrowed money, including obligations with respect to bankers' acceptances, letters of credit and letters of guarantee; (ii) all indebtedness of such person for the deferred purchase price of property or services represented by a note or other evidence of indebtedness or other security; (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (iv) all obligations under leases which, in accordance with Generally Accepted Accounting Principles (or accounting principles generally accepted in the jurisdiction of incorporation or organization of such Person), are recorded as capital leases, in respect of which such Person is liable as lessee; and (v) all Debt Guaranteed by such Person;

"Debt Guaranteed" by any Person means Debt of the kinds referred to in (i) through (iv) of the definition of Debt which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) with the creditor to purchase or otherwise acquire or assume, or in respect of which such Person has otherwise assured a credit against loss by means of an indemnity, security or bond;

"Default" means any event which, but for the lapse of time, giving of notice or both, would constitute an Event of Default;

"Deferred Closing Payment" means, the promissory note dated the date hereof in the aggregate principal amount of $250,000 issued by ONCM to and in favour of MSA pursuant to section 1.2(8) of the Asset Purchase Agreement, including, without limitation, the promissory notes issued in replacement and substitution of the said promissory note to and in favour of each of T-Mex and Kennecott together with all amendments, supplements, extensions or other modifications or restatements thereof;

"Discount" has the meaning attributed to such term in section 0;

"Event of Default" has the meaning attributed to such term in section 0;

"General Security Agreement" means the general security agreement from the Guarantor in favor of MSA required to be delivered to MSA pursuant to section 2.4(6) of the Asset Purchase Agreement, as amended, supplemented, extended or otherwise modified or restated from time to time;

"Generally Accepted Accounting Principles" means generally accepted accounting principles in Canada from time to time;

"Governmental Body" means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limitation to the foregoing) any other law, regulation or rule-making entity (including, without limitation, any central bank, fiscal or monetary authority or authority regulating banks), having or purporting to have jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing (including, without limitation, any arbitrator);

"Grace Period" has the meaning attributed to such term in section 0;

"Guarantor" means National Gold Corporation, its successors and assigns;

"Kennecott" means Kennecott Minerals Company, its successors and assigns;

"IVA Promissory Note" means, the promissory note dated the date hereof in the aggregate principal amount of $1,575,000 issued by ONCM to and in favour of MSA pursuant to section 1.2(6) of the Asset Purchase Agreement, including, without limitation, the promissory notes issued in replacement and substitution of the said promissory note to and in favour of each of T-Mex and Kennecott together with all amendments, supplements, extensions or other modifications or restatements thereof;

"Lien" means any mortgage, lien, pledge, assignment, charge, security interest, lease intended as security, title retention agreement, rights reserved in any Governmental Body, registered lease of real property, hypothec, levy, execution, seizure, attachment, garnishment or other similar encumbrance and includes any contractual restriction which, if contravened, may give rise to an encumbrance;

"Lien hereof" has the meaning set forth in section 3.2;

"Maturity Date" means the earlier of the date which is (i) 90 days after the date upon which the 9-month trailing average gold price, listed by "London P.M. gold fix", and if not so published by "London P.M. gold fix", the 9-month trailing average gold price listed by "the Wall Street Journal", equals or exceeds US$325/oz. (the "**Trigger Price**"); (ii) December 31, 2010; and (iii) the date upon which a declaration is made pursuant to Section 5.2 hereof and the entire balance of this Debenture becomes due and payable (whether by acceleration or otherwise). In the event that the Trigger Price is reached prior to October 1, 2004 the Maturity Date will be deemed to be December 31, 2004;

"MSA" means Minera San Augusto, S.A. de C.V., its successors and assigns, including, without limitation, T-Mex and Kennecott;

"Mulatos Project Security Agreement" means the security agreement from ONCM in favor of MSA required to be delivered to MSA pursuant to section 2.3(12) of the Asset Purchase Agreement, as amended, supplemented, extended or otherwise modified or restated from time to time;

"ONCM" means O.N.C. de México S.A. de C.V., its successors and permitted assigns;

"Outstanding Principal" means at any time the aggregate principal amount outstanding under this Debenture at such time;

"Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or governmental authority or entity, however designated or constituted;

"Pledged Assets" means, as of any particular time, all of ONCM's property, assets and undertaking and rights, present and future, which may be subject to the Lien hereof to secure payment of the monies payable hereunder, including, without limitation, the property more particularly described in Schedule A to this Agreement, whether by fixed or floating charge, all references thereto herein including any part thereof;

"Principal Amount" has the meaning attributed to such term in section 0;

"Promissory Notes" means the promissory notes issued at closing by ONCM to MSA including, without limitation, each of the promissory notes in the principal amount of Cdn. $1,750,000 and Cdn. $750,000 issued pursuant to section 1.2(7) of the Asset Purchase Agreement together with any promissory notes issued in replacement and substitution of the said promissory notes granted by ONCM to and in favour of each of T-Mex and Kennecott together with all amendments, supplements, extensions or other modifications or restatements thereof, the IVA Promissory Note, the Advanced Amount Promissory Note, the Deferred Closing Payment;

"Redemption Amount" has the meaning attributed to such term in section 0;

"Redemption Date" has the meaning attributed to such term in section 0;

"Security" means the security given to MSA or its Assignees, at any time and from time to time to secure the obligations of ONCM and National Gold to MSA hereunder and under the Asset Purchase Agreement and the Promissory Notes, including, without limitation, the security referred to in Article 8 of the Asset Purchase Agreement;

"Security Documents" means the documents referred to in Article 8 of the Asset Purchase Agreement, and the agreements, instruments and documents delivered from time to time to MSA, by ONCM, National Gold and other Persons, for the purpose of establishing, perfecting, preserving and protecting the Security, as amended, supplemented, extended or otherwise modified or restated from time to time;

"Subsidiaries" means any corporation which is or hereafter becomes directly or indirectly controlled by ONCM, and for the purposes of this definition, ONCM shall be deemed to control a corporation if ONCM beneficially owns, directly or indirectly, shares to which are attached more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation, and ONCM shall be deemed to own beneficially shares beneficially owned by a corporation controlled by it, and so on indefinitely, and "**Subsidiary**" means any one of them;

"T-Mex" means Tenedoramex, S.A. de C.V., its successors and assigns;

"this Debenture" refers to this secured debenture in the aggregate principal amount of Cdn. $5,250,000, as amended, supplemented, extended or otherwise modified or restated from time to time, and not to any particular Article, section, subsection, paragraph, clause, subdivision or other portion hereof, and includes any and every instrument supplemental or ancillary hereto or in implement hereof.

Words importing the singular include the plural and vice versa and words importing gender include all genders.

1.2   Interpretation Not Affected By Headings, etc.   The division of this Debenture into Articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Debenture.

1.3   Monetary References.   Any reference in this Debenture to "Dollars", "dollars" or the sign "$" shall be deemed to be a reference to lawful money of Canada.

1.4   Day Not a Business Day.   In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the first Business Day thereafter.

1.5 Invalidity of Provisions.   Each of the provisions contained in this Debenture is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof or thereof.

1.6 Inconsistency. In the event of any inconsistency between the terms of this Debenture and the terms of any other Security Document, the terms of this Debenture shall prevail. In the event of any inconsistency between the terms of this Debenture and the terms of the Asset Purchase Agreement, the Asset Purchase Agreement shall prevail.

ARTICLE 2

PRINCIPAL

2.1 Promise to Pay. For value received, ONCM hereby acknowledges itself indebted to and promises to pay to Kennecott the sum of TWO MILLION TWO HUNDRED AND FIFTY THOUSAND ($2,250,000) in lawful money of Canada (the "**Principal Amount**"). The Principal Amount, together with any interest accrued thereon, if applicable pursuant to section 0, shall become due and payable on the Maturity Date.

2.2 Interest. (1) The Outstanding Principal hereunder from time to time shall bear simple interest at the rate of nil % per annum payable semi-annually in arrears on June 30 and December 31 of each year until such time as this Debenture is repaid in full provided that if any amount in respect of interest is not paid when due in accordance with the foregoing, that amount in respect of interest shall be added to and included in the Outstanding Principal from time to time and shall bear interest at the foregoing rate.

(2) Notwithstanding section 2.2(1) hereof, the requirement to pay any interest on the Outstanding Principal due and payable hereunder on June 30, 2001 shall be postponed until July 15, 2001 provided that as at such date such interest shall be paid in full together with interest on such overdue interest at the rate of 12% per annum calculated daily provided further that any such amount of interest and overdue interest which is not paid on July 15, 2001 shall continue to bear interest at the rate of 12% per annum calculated daily, from July 15, 2001 until such amount is paid in full.

2.3 Redemption by ONCM. The Debenture shall be redeemable prior to the Maturity Date (the "**Redemption Date**"), in whole at any time or in part from time to time, at the option of ONCM at a price equal to the amount of the Outstanding Principal (less the Discount, if the Debenture is being redeemed in full in advance of the Maturity Date) hereof to be redeemed, together with accrued and unpaid interest on the undiscounted Outstanding Principal (the "**Cash Redemption Price**").

2.4 Discount. If ONCM redeems this Debenture in full in advance of the Maturity Date, ONCM shall be entitled to a discount reducing the Outstanding Principal by $25,000.00 per calendar month for each full calendar month the Debenture is repaid in full in advance of the Maturity Date (the "**Discount**") up to a maximum discount of $600,000.00 (24 months x $25,000.00) if repaid in full on or before December 31, 2002.

2.5 Notice of Redemption. ONCM shall provide to Kennecott, in accordance with section 0, notice of intention to redeem part or all of the Debenture, together with any interest accrued thereon (the "**Redemption Amount**"), not less than 5 days prior to the Redemption Date. Notwithstanding the foregoing, in no event shall the Redemption Date be later than the Maturity

Date. The notice of redemption shall specify the amount of the Debenture which is to be redeemed and, if applicable, the amount of any interest payable thereon.

2.6 Debenture Due on Redemption Date. Where notice has been given pursuant to section 0, the Redemption Amount shall become due and payable on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the Maturity Date.

2.7 Partial Redemption of Debenture. If ONCM redeems only part of the Debenture, ONCM will issue a replacement debenture representing the balance of the Principal Amount outstanding and otherwise under the same terms and conditions of this Debenture.

2.8 No Rights as Shareholders. Nothing contained in this Debenture shall be construed as conferring upon Kennecott any right or interest whatsoever as a holder of common shares of ONCM or any other right or interest except as herein expressly provided.

ARTICLE 3

SECURITY

3.1 Corporation's Security. (1) ONCM hereby grants, conveys, assigns, transfers, mortgages, charges and grants a security interest to and in favour of Kennecott as and by way of a fixed and specific grant, conveyance, mortgage, charge and transfer of and in all ONCM's right, title and interest in and to the Pledged Assets, present and future, now owned or hereafter acquired, including without limitation, all goods of every kind, type and description, inventory, book accounts, documents of title, chattel paper, instruments, securities and money, intangibles, substitutions and replacements of and increases, additions and, where applicable, accessions thereto and proceeds in any form derived directly or indirectly from any dealing with all or any part thereof inclusive of the proceeds therefrom.

(2) In addition, ONCM hereby charges in favour of Kennecott by way of a floating charge, its undertaking and all its property and assets, real and personal, moveable or immovable, of whatsoever nature and kind, both present and future and every interest therein which ONCM now has or hereafter acquires (other than the property and assets hereby effectively assigned or subjected to a specific mortgage and charge and subject to the exceptions hereinafter contained).

3.2 Obligations Secured. The mortgages, charges, grants, conveyances, transfers, assignments and security interest granted by ONCM hereby (collectively, the "**Lien hereof**") secures payment and performance to Kennecott of all debts, liabilities, obligations, present or future, direct or indirect, absolute or contingent, matured or unmatured, at any time due or accruing due or owing by ONCM to MSA or Kennecott under the Asset Purchase Agreement including, without limitation, the RTE (as assigned to Kennecott pursuant to an assignment and assumption agreement dated the date hereof among MSA, National Gold, T-Mex and Kennecott), the Promissory Notes issued to Kennecott and the other Security Documents granted to Kennecott or otherwise however incurred whether incurred as principal or surety. All the expenses, costs and charges set out in section 5.3 shall be added to and form a part of the obligations secured hereby.

3.3 Attachment. ONCM and Kennecott hereby acknowledge that (i) value has been given, (ii) ONCM has rights in the Pledged Assets owned by it (other than after-acquired collateral),

(iii) the parties have not agreed to postpone the time of attachment of the Lien hereof, and (iv) ONCM and Kennecott have received a copy of this Debenture.

3.4   Scope of the Lien hereof.   (1)   Nothing in section 0 hereof shall be construed as an assignment by ONCM (which term shall include a sub-lease, mortgage, pledge or charge) of any contract, book account, claim, demand or chose in action which, as a matter of law or by its terms, is non-assignable without the consent or authorization of some other Person unless such consent or authorization has been obtained. The Lien hereof shall not attach to such contract, book account, claim, demand or chose in action but ONCM shall hold its interest therein in trust for Kennecott, and shall assign same to Kennecott or as Kennecott may direct forthwith upon obtaining the consent or authorization of such other person.

(2) The Lien hereof shall not extend to consumer goods.

(3) The Lien hereof shall not extend or apply to the last day of any term of years reserved by a lease, verbal or written, or any agreement therefor, now held or hereafter acquired by ONCM as lessee in respect of real property but ONCM shall stand possessed of any such reversion upon trust to assign and dispose thereof as Kennecott may direct.

(4) Kennecott shall not be deemed by the grant of the Lien hereof to have assumed any obligation of ONCM under any contracts nor shall it be liable to any Governmental Body or contract counterparties by reason of any default by any Person under any contract.

(5) It is expressly acknowledged by ONCM that, notwithstanding any right or authority granted to ONCM herein or in any other agreement or instrument to deal with the Pledged Assets, it is the intention of ONCM and Kennecott that (i) the Lien hereof shall operate and be construed as a fixed and specific charge of all Pledged Assets in respect of which ONCM presently has rights, and as a fixed and specific charge of all after-acquired Pledged Assets which shall attach forthwith upon ONCM acquiring rights therein, and (ii) except as provided in section 3.1(2), the Lien hereof shall neither operate nor be construed as a floating charge.

3.5   Kennecott's Care and Custody of Pledged Assets.   (1)   Except as required by any mandatory provision of Applicable Law, Kennecott shall not be bound to collect, dispose of, realize, protect or enforce any of ONCM's right, title and interest in and to the Pledged Assets or to institute proceedings for the purpose thereof and, without limiting the generality of the foregoing, Kennecott shall not be required to take any steps necessary to preserve rights against other persons in respect of any negotiable Pledged Assets.

(2) ONCM shall ensure that all of the Security Documents to which it is a party are executed and delivered and the Liens created thereby are perfected in all jurisdictions and at all times reasonably required by Kennecott.

(3) Kennecott shall have no obligation to keep the Pledged Assets in its possession identifiable.

(4)   Kennecott may, both before and after the Lien hereof shall have become enforceable, (i) notify any Person obligated on a book account or on chattel paper or any obligor on an instrument to make payment thereunder to Kennecott whether or not ONCM was theretofore making collections thereon, and (ii) assume control of any proceeds arising from the Pledged Assets.

3.6 No Merger. The Security Documents shall not merge in any other security. No judgment obtained by Kennecott shall in any way affect any of the provisions of this Debenture or any of the other Security Documents. For greater certainty, no judgment obtained by Kennecott shall in any way affect the obligation of ONCM to pay principal and interest at the rates, times and in the manner provided in this Debenture.

ARTICLE 4

REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1 Representations and Warranties. ONCM represents and warrants that:

(a) it is duly incorporated and organized and is validly subsisting and in good standing under the laws of the United Mexican States;

(b) it has full corporate right, power and authority to enter into and perform its obligations under this Debenture and any security given in respect hereof, and has full corporate right, power and authority to own and operate its properties and to carry on its business as now conducted; and

(c) the execution and delivery of this Debenture has been duly authorized by all necessary action and constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms, subject only to the effect of any bankruptcy, insolvency, moratorium or similar laws affecting the enforceability of creditors' rights generally, the discretion that a court of competent jurisdiction may exercise in the granting of equitable remedies, and the statutory powers of a court of competent jurisdiction to stay proceedings and stay the execution of judgment in proceedings before it.

4.2   Affirmative Covenants.   So long as this Debenture remains outstanding, and unless Kennecott otherwise consents in writing, ONCM covenants and agrees with Kennecott that:

(a) Punctual Payment. ONCM shall pay or cause to be paid all amounts payable to Kennecott hereunder on the dates and in the manner specified herein;

(b) Conduct of Business. ONCM shall do or cause to be done, and shall cause each Subsidiary to do or cause to be done, all things necessary or desirable to maintain its corporate existence in its present jurisdiction of incorporation, and to maintain its corporate power and capacity to own its properties and assets; and

(c) Further Assurances. ONCM shall from time to time, whether before or after the Lien hereof shall have become enforceable, do all such acts and things and execute and deliver all such deeds, transfers, assignments and instruments as Kennecott may reasonably require for protecting the Pledged Assets or perfecting the Lien hereof and for exercising all powers, authorities and discretions hereby conferred upon Kennecott, and ONCM shall from time to time after the Lien hereof has become enforceable do all such acts and things and execute and deliver all such deeds, transfers, assignments and instruments as Kennecott may require for facilitating the sale of or other dealing with the Pledged Assets in connection with any realization thereof.

4.3 Negative Covenant. So long as this Debenture remains outstanding and unless Kennecott otherwise consents in writing, ONCM covenants and agrees that it shall not, nor shall it permit any of its Subsidiaries to create, grant, assume or suffer to exist any Lien other than in favour of Kennecott upon any of its properties or assets.


ARTICLE 5

DEFAULT AND ACCELERATION


5.1 Events of Default. The occurrence of any of the following events shall constitute an Event of Default:

(a) if ONCM defaults in payment of all or any part of the principal of this Debenture or interest accrued thereon when due;

(b) if any of ONCM, National Gold, or any of their respective Affiliates or Subsidiaries default in payment or default in observing or performing any other covenant or condition of this Debenture, the Asset Purchase Agreement, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Promissory Note and the Deferred Closing Payment (all as such terms are defined in the Asset Purchase Agreement) together with any promissory notes issued in replacement and substitution of the said promissory notes, including, without limitation, the promissory notes granted by ONCM dated the date hereof to T-Mex and Kennecott or any of the Security Documents on their part to be observed or performed;

(c) if an order is made or an effective resolution is passed for the winding-up or liquidation of any of ONCM, National Gold, or any of their respective Affiliates or Subsidiaries, or in the event of any other dissolution of ONCM, National Gold, or any of their respective Affiliates or Subsidiaries by operation of law;

(d) if any of ONCM, National Gold, or any of their respective Affiliates or Subsidiaries shall generally not pay their debts as such debts become due, or shall admit in writing their inability to pay their debts generally as they become due, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against ONCM, National Gold, or any of their respective Affiliates or Subsidiaries seeking to adjudicate them a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of them or their debts, or a proposal is made by or against ONCM, National Gold, or any of their respective Affiliates or Subsidiaries, under any Applicable Law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for the appointment of a receiver, custodian or other similar official for them or for any substantial part of their property, including, without limitation, any such proceeding under the *Companies' Creditors Arrangement Act* (Canada) or a similar statute of the United Mexican States or any division thereof and, in the case of any such proceeding instituted against ONCM, National Gold, or any of their respective Affiliates or Subsidiaries (but not instituted by ONCM, National Gold, or any of their respective Affiliates or Subsidiaries), such proceeding shall remain undismissed or unstayed for a period of 30 days; or ONCM, National Gold, or any of their respective Affiliates or Subsidiaries shall take any action to authorize any of the actions set forth above;

(e) if any of ONCM or National Gold or either of them ceases or threatens to cease to carry on business;

(f) if any representation and warranty made herein or in any other document delivered to Kennecott pursuant to this Debenture is found to be false or incorrect in any way so as to make it materially misleading when made or deemed to have been made;

(g) if any of ONCM, National Gold, or any of their respective Affiliates or Subsidiaries shall fail to pay the principal of or premium or interest on any Debt which is outstanding in an aggregate principal amount in excess of Cdn. $50,000 (or the equivalent amount in any other currency) in respect of ONCM, National Gold, or such respective Affiliates or Subsidiaries when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt; or any other event shall occur or condition shall exist, and shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to any such Debt, if the effect of such event or condition is to accelerate, or to permit the acceleration of, the maturity of Debt of ONCM, National Gold, or such respective Affiliates or Subsidiaries which is outstanding in an aggregate principal amount exceeding Cdn. $50,000 (or the equivalent amount in any other currency); or

(h) if any event of default shall occur in any instrument which enables any person to enforce any security on the assets or undertaking of ONCM or National Gold.

5.2 Acceleration on Default. Upon the occurrence of an Event of Default and in the absence of the prior written consent thereto of Kennecott, Kennecott may, in its discretion, by notice in writing to ONCM:

(a) declare the principal amount of this Debenture then outstanding, all accrued and unpaid interest hereunder and any other moneys payable hereunder to be immediately due and payable by ONCM to Kennecott;

(b) realize upon all or part of the Security constituted by the Security Documents; and

(c) take such actions and commence such proceedings as may be permitted at law or in equity (whether or not provided for herein or in any other Security Document) at such times and in such manner as Kennecott in its sole discretion may consider expedient;

all without, except as may be required by Applicable Law, any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action.

5.3 Enforcement Costs. In addition to all other money payable hereunder, ONCM shall assume and pay on demand all expenses, costs and charges (including all legal fees (on a solicitor and solicitor's own client basis), disbursements, court costs, receiver's or agent's remuneration and other expenses of taking possession of, repairing, protecting, insuring, preparing for disposition, realizing, collecting, selling, transferring, delivering or obtaining payment of the Pledged Assets) incurred by Kennecott:

(i)   in enforcing or attempting to enforce this Debenture;

(ii)   in conducting any negotiations respecting any of the foregoing; and

(iii)   in connection with the defence or institution of any action or proceeding, including third party proceedings, respecting any of the foregoing, whether involving Kennecott, any receiver or receiver-manager (whether appointed by or acting for Kennecott or otherwise), or any officer, agent, or employee of Kennecott regardless of the outcome of any such action or proceeding and whether such action or proceeding is commenced or continued before or after the whole or any part of the Principal Amount and interest thereon has been or was required to have been paid.

5.4 Remedies on Default. In the case of Default on the part of ONCM, or upon an acceleration pursuant to section 0 hereof, Kennecott may, in its sole discretion and without prejudice to any other remedies or recourses otherwise available to it, realize upon the Pledged Assets and enforce the rights of Kennecott by any remedy or proceeding authorized or permitted by Applicable Law (subject in all cases to any mandatory provision of Applicable Law), including, without limitation:

(a) entry onto any real property of ONCM and any other premises where tangible personal property may be located, including without limitation, the Pledged Assets;

(b) entry into possession of the Pledged Assets and removal of Pledged Assets consisting of tangible personal property by any method permitted by Applicable Law;

(c) sale, assignment, lease, sub-lease, granting options or options to purchase or any other disposal of the Pledged Assets or any portion thereof;

(d) collection of any proceeds arising in respect of the Pledged Assets;

(e) collection, realization or sale of or other dealing with rents and book accounts;

(f) the exercise of any contractual, legal or other rights or interests of ONCM under or in respect of the Pledged Assets;

(g) the payment of any Lien that may exist or be threatened against the Pledged Assets, in which event such amount and any costs, charges and expenses incurred in connection therewith shall be added to the obligations secured hereby;

(h) the appointment by instrument in writing of a receiver (which term as used in this Debenture includes a receiver and manager) or agent of the Pledged Assets and remove or replace such receiver or agent from time to time;

(i) the institution of proceedings in any court of competent jurisdiction for the appointment of a receiver of the Pledged Assets;

(j) the institution of proceedings in any court of competent jurisdiction for sale or foreclosure of the Pledged Assets;

(k) filing proofs of claim and other documents to establish claims in any proceeding relating to ONCM; and

(l) the set-off and application against the obligations, to the fullest extent permitted by Applicable Law, of any and all monies to be paid by Kennecott to ONCM or by Kennecott to ONCM under any other agreement between Kennecott and ONCM.

Such remedies may be exercised from time to time separately or in combination and with respect to all or any part of the Pledged Assets and are in addition to and not in substitution for any other rights of Kennecott however created. Kennecott may proceed by way of any action, suit or other proceeding available at Applicable Law and no right, remedy or power of Kennecott shall be exclusive of or dependent on any other. Kennecott shall not be bound to exercise any such right or remedy, and the exercise of such rights and remedies shall be without prejudice to the rights of Kennecott in respect of the obligations of ONCM hereunder including the right to claim for any deficiency.

5.5 Concerning the Receiver. (1) Any receiver appointed by Kennecott shall be vested with the rights and remedies which could be exercised by Kennecott in respect of ONCM or the

Pledged Assets and such other powers and discretions as are granted in the instrument of appointment and any instrument or instruments supplemental thereto. The identity of the receiver, any replacement thereof and any remuneration thereof shall be within the sole and unfettered discretion of Kennecott.

(2) Any receiver appointed by Kennecott shall act as agent for Kennecott for the purposes of taking possession of the Pledged Assets, but otherwise and for all other purposes (except as provided below and with respect to its discharge) as agent for ONCM. The receiver may sell, lease or otherwise dispose of the Pledged Assets as agent for ONCM or as agent for Kennecott.

5.6 Appointment of Attorney. ONCM hereby irrevocably appoints Kennecott (and any officers thereof) the attorney of ONCM to exercise in its name and on its behalf after the Lien hereof shall have become enforceable any of the its right (including the right of disposal), title and interest in and to the Pledged Assets including the execution, endorsement and delivery of any agreements, documents, instruments, securities, documents of title and chattel paper and any notices, receipts, assignments or verifications of any book accounts. All acts of any such attorney are hereby ratified and approved, and such attorney shall not be liable for any act, failure to act or any other matter or thing in connection therewith, except for its own negligence or wilful misconduct.

5.7 Dealing with the Pledged Assets and the Lien hereof. (1) After the Lien hereof shall become enforceable, Kennecott shall not be obliged to exhaust its recourses against ONCM or any other Person or Persons or against any other security they may hold in respect of the obligations of ONCM hereunder before realizing upon or otherwise dealing with the Pledged Assets in such manner as they may consider desirable.

(2) Kennecott may grant extensions or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with ONCM and with other Persons, sureties or securities as it may see fit without prejudice to the obligations or the rights of Kennecott in respect of the Pledged Assets.

(3) Kennecott shall not be (i) liable or accountable for any failure to collect, realize or obtain payment in respect of the Pledged Assets, (ii) bound to institute proceedings for the purpose of collecting, enforcing, realizing or obtaining payment of the Pledged Assets or for the purpose of preserving any rights of Kennecott, ONCM or any other persons in respect thereof, (iii) responsible for any loss occasioned by any sale or other dealing with the Pledged Assets or by the retention of or failure to sell or otherwise deal therewith, or (iv) bound to protect the Pledged Assets from depreciating in value or becoming worthless.

(4) All moneys from time to time received by Kennecott or the receiver may be applied as follows: first, in discharge of all operating expenses and other ongoings affecting the Pledged Assets; second, in keeping in good standing all Liens on the Pledged Assets having priority over the Lien hereof; third, in payment of the remuneration and disbursements of the receiver (if any); fourth, in payment to Kennecott of moneys payable hereunder and under the other Security Documents or any other agreements

between Kennecott and ONCM entered into pursuant thereto, and the balance, if any, shall be paid to ONCM or as a court of competent jurisdiction may direct. If there shall be a deficiency ONCM shall remain liable for such deficiency and shall pay the amount of such deficiency to Kennecott forthwith.

5.8 Standards of Sale. Without prejudice to the ability of Kennecott to dispose of the Pledged Assets comprising personal property in any manner which is commercially reasonable after the Lien hereof shall become enforceable, ONCM acknowledges that a disposition of Pledged Assets by Kennecott which takes place substantially in accordance with the following provisions shall be deemed to be commercially reasonable:

(a) the Pledged Assets may be disposed of whether or not Kennecott has taken possession thereof;

(b) the Pledged Assets may be disposed of in whole or in part;

(c) the Pledged Assets may be disposed of by public auction, public tender or private contract, with or without advertising and without any other formality;

(d) any purchaser or lessee of the Pledged Assets may be a customer of Kennecott;

(e) a disposition of the Pledged Assets may be on such terms and conditions as to credit, deferred payment or otherwise as Kennecott, in its sole discretion, may deem advantageous;

(f) Kennecott may establish an upset or reserve bid or price in respect of the Pledged Assets; and

(g) Kennecott may buy in, rescind or vary any contract for the disposition of Pledged Assets and may dispose of any Pledged Assets again without being obligated to account or answer for any gain or loss occasioned thereby.

5.9 Dealings by Third Parties. (1) No person dealing with Kennecott or its agent or a receiver shall be required (i) to determine whether the Lien hereof has become enforceable, (ii) to determine whether the powers which Kennecott or such agent or receiver is purporting to exercise have become exercisable, (iii) to determine whether any money remains due to Kennecott by ONCM, (iv) to determine the necessity or expediency of the stipulations and conditions subject to which any sale or lease or other disposition shall be made, (v) to determine the propriety or regularity of any sale or of any other dealing by Kennecott or such agent or receiver with the Pledged Assets, or (vi) to see to the application of any money paid to Kennecott or such agent or receiver.

(2)   Any purchaser of the Pledged Assets from Kennecott shall hold the Pledged Assets absolutely free from any claim or right of whatever kind including any equity of redemption of ONCM, and ONCM hereby specifically waives, to the fullest extent permitted by Applicable Law, as against any such purchaser, all right of redemption, stay or appraisal which ONCM now has or may have under any rule of Applicable Law now

existing or hereafter adopted. To the fullest extent permitted by Applicable Law, ONCM waives all of the rights, benefits and protection provided to it by any statute which imposes limitations upon the rights, remedies or powers of a secured party.

5.10 Statutory Waiver. To the fullest extent permitted by Applicable Law, ONCM waives all of the rights, benefits and protection provided to it by any statute which imposes limitations upon the rights, remedies or powers of a secured party.


ARTICLE 6

SUCCESSOR CORPORATIONS


6.1 Certain Requirements in Respect of Merger, etc. Except with the prior written consent of Kennecott (which may be withheld for any reason), ONCM shall not, nor shall it permit any Subsidiary to, enter into any transaction, whether by way of amalgamation, merger, reconstruction, reorganization, consolidation, transfer, sale, lease or otherwise whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of any such amalgamation, of the continuing corporation resulting therefrom.


ARTICLE 7

MISCELLANEOUS


7.1 Notice. (1) Any notice, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail with return receipt requested, or (iii) sent by confirmed fax or other similar means of confirmed electronic communication, provided that a copy of any notice sent by confirmed electronic communication shall also be sent by mail, in each case to the applicable address set out below:

    (a)   if to Kennecott, to:

Kennecott Minerals Company
224 North 2200 West
Salt Lake City, Utah
U.S.A.
84116
Facsimile: (801) 238-2488

Attention: **President and CEO or Chief Financial Officer**

    (b)   if to ONCM, to:

National Gold Corporation
600 – 890 West Pender Street
Vancouver, BC
Canada

V6C 1J9
Facsimile: (604) 687-1327

Attention: Albert J. Matter

with a copy to:

Irwin, White & Jennings
2620 – 1055 West Georgia Street
P.O. Box 11168, Royal Centre
Vancouver, BC
Canada
V6E 3R5
Facsimile: (604) 689-2806

Attention: Lowell E. Thomas

(2) Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day in the place where the communication is to be received and the communication is so delivered, faxed or sent, and confirmed, before 4:30 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day, if delivery is confirmed. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

(3) Any party may from time to time change its address under this Section by notice to the other parties given in the manner provided by this Section.

7.2 Assignment. ONCM may not, without the prior written consent of Kennecott (which consent may be withheld for any reason), assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its rights or obligations under this Debenture. Kennecott may assign this Debenture in whole or in part to its Affiliates or to T-Mex, with notice to ONCM but without the consent of ONCM. Any purported assignment in violation of the foregoing shall be of no force and effect. No request by Kennecott for a consent to assignment under this section shall be unreasonably withheld by ONCM. This Debenture shall enure to the benefit of, and be binding on, the parties and their respective successors and permitted assigns.

7.3 Severability. If and to the extent that any provision hereof shall conflict with any mandatory provision of the PPSA (including, without limitation, an exclusion or purported exclusion of a duty or onus imposed by the PPSA or a limitation or purported limitation of the liability of or the amount of damages recoverable from a Person who has failed to discharge a duty or obligation imposed by the PPSA), such provision of the PPSA shall govern. The provisions of this Debenture are intended to be severable. If any provision of this Debenture shall be deemed by any court of competent jurisdiction or held to be invalid or void or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

7.4 Grace Period. ONCM may remedy any default in payment of any cash payment under this Debenture by making the payment in full to the applicable party within 14 days (the "**Grace Period**") after the date such payment was due and such payment when so paid shall be deemed to have been made in a timely manner and on the due date for all purposes except that the Discount to which ONCM is entitled shall be calculated from the actual payment date and not from the beginning of the Grace Period, if any.

7.5 Amendment, Waiver. No amendment or waiver of this Debenture will be binding unless executed in writing by ONCM if it is to be bound thereby, or by Kennecott if Kennecott is to be bound thereby. No waiver of any provision of this Debenture will constitute a waiver of any other provision nor will any waiver of any provision of this Debenture constitute a continuing waiver unless otherwise expressly provided.

7.6 Survivability of Obligations. This Debenture will not be discharged or otherwise affected by the loss or diminution or capacity of ONCM or by any change in the composition of ONCM, or by any sale of ONCM's assets or business, or by any change whatsoever in the name, business, powers, objects, capital structure, membership, directorate, management, or constitution of ONCM, or by the re-organization or amalgamation of ONCM, but will notwithstanding the happening of any such event continue to apply to all of the obligations arising hereunder whether theretofore or thereafter incurred or arising, and this Debenture will extend to the successors, assigns and legal representatives of ONCM and the person or persons for the time being and from time to time carrying on the business now carried on by ONCM.

7.7 Governing Law. This Debenture shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF ONCM has duly executed this Debenture and affixed its corporate seal under the hands of its proper officers duly authorized in that behalf for the purpose thereof as of the 1st day of January, 2001.

O.N.C. de MÉXICO S.A. de C.V.
Per: (signed) *"Albert Matter"*
        Authorized Signatory
c/s
Per: _____
        Authorized Signatory

SCHEDULE "A"

PARTICULARS OF THE PROPERTY

Lot	Title	Type	Surface	Duration		Liens or contracts
Alejandra	195,464	Exploration	406.8821 hectares	September 1992 September 1998	14, to 13,	None registered at the PRM.
Bety	191,273	Exploitation	453.7237 hectares	December 1991 December 2041	19, to 18,	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 203.7240 hectares, as long as this concession is in force, registered on January 15, 1993 under Number 93, Page 73, Volume I of the Expropriations, Temporary Occupations and Easements Book.
Capulín 2	196,126	Exploration	12.0084 hectares	September 1992 September 1998	23, to 22,	None registered at the PRM.
Carolina	191,272	Exploitation	347 hectares	December 1991 December 2041	19, to 18,	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 152 hectares, as long as this concession is in force, registered on January 15, 1993 under Number 94, Page 74, Volume I of the Expropriations, Temporary Occupations and Easements Book. Temporary occupation in favor of this concession of a surface of 40 hectares, 25 areas of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, registered on February 4, 1998 under Number 11, Page 6, Volume I of the Temporary Occupations and Easements Book.

Lot	Title	Type	Surface	Duration	Liens or contracts
Continuacion de Virgencita5	190,634	Exploitation	100 hectares	April 29, 1991 to April 28, 2041	Temporary occupation in favour of Mr. Gilberto Ocaña Garcia of a surface of 20 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on January 15, 1993 under Number 90, Page 72, Volume I of the Expropriations, Temporary Occupations and Easements Book. Temporary occupation in favour of this concession of a surface of 10 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on February 4, 1998 under Number 9, Page 5, Volume I of the Temporary Occupations and Easements Book. Temporary occupation in favor of this concession of a surface of 5 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on February 4, 1998 under Number 10, Page 5, Volume I of the Temporary Occupations and Easements Book.
Cristina	191,271	Exploitation	290 hectares	December 19, 1991 to December 18, 2041	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 290 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on January 15, 1993 under Number 92, Page 73, Volume I of the Expropriations, Temporary Occupations and Easements Book.
El Carricito	206,895	Exploration	2,176.8440 hectares	April 3, 1998 to April 2, 2004	None registered at the PRM.
El Carricito 2	212,507	Exploration	100 hectares	October 31, 2000 to October 30, 2006	Unknown.

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[5] MSA is not the registered owner of this Concession. MSA is the beneficial and legal owner of this Concession pursuant to an option agreement granting MSA an option to purchase this Concession. MSA has taken all steps and made all payments necessary to exercise its option for the purchase of this Concession.

Lot	Title	Type	Surface	Duration	Liens or contracts
El Jaspe	209,714	Exploitation	78 hectares	August 3, 1999 to August 2, 2049	None registered at the PRM.
El Marrano	199,064	Exploration	434 hectares	February 28, 1994 to February 27, 2000	None registered at the PRM.
El Victor de Mulatos	196,110	Exploitation	18 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 18 hectares, as long as this concession is in force, registered on January 13, 1993 under Number 88, Page 71, Volume I of the Expropriations, Temporary Occupations and Easements Book.
La Central	196,111	Exploitation	96 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 96 hectares, as long as this concession is in force, registered on January 15, 1993 under Number 97, Page 76, Volume I of the Expropriations, Temporary Occupations and Easements Book.
La Central No. 1	196,108	Exploitation	81.2560 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 18.2500 hectares of land, as long as this concession is in force, registered on January 15, 1993 under Number 87, Page 70, Volume I of the Expropriations, Temporary Occupations and Easements Book.
La Salamandra Fracción 1	212,185	Exploitation	8,072.6559 hectares	September 22, 2000 to August 29, 2046	Temporary occupation of 10 to 30 hectares of land, respectively, owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, in favor of this concession, as long as this concession is in force, registered on June 4, 1998 under Number 23, Page 13, Volume 1 of the Temporary Occupations and Easements Book.

Lot	Title	Type	Surface	Duration	Liens or contracts
La Salamandra Fracción 2	212,186	Exploitation	1,161.5005 hectares	September 22, 2000 to August 29, 2046	Temporary occupation of 10 to 30 hectares of land, respectively, owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, in favor of this concession, as long as this concession is in force, registered on June 4, 1998 under Number 23, Page 13, Volume 1 of the Temporary Occupations and Easements Book.
La Salamandra Fracción 3	212,187	Exploitation	604.0000 hectares	September 22, 2000 to August 29, 2046	Temporary occupation of 10 to 30 hectares of land, respectively, owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, in favor of this concession, as long as this concession is in force, registered on June 4, 1998 under Number 23, Page 13, Volume 1 of the Temporary Occupations and Easements Book.
Los Compadres	201,674	Exploration	10 hectares	October 11, 1995 to October 10, 2001	None registered at the PRM.
Mirtha	206,755	Exploitation	470.3190 hectares	March 12, 1998 to March 11, 2048	None registered at the PRM.
Nuevo Mulatos	180,600	Exploitation	30 hectares	July 13, 1987 to July 12, 2037	Temporary occupation in favour of this concession of a surface of 30 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on February 4, 1998 under Number 8, Page 4, Volume I of the Temporary Occupations and Easements Book.
San Carlos	196,112	Exploitation	9 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 9 hectares of land, as long as this concession is in force, registered on January 15, 1993 under Number 95, Page 74, Volume I of the Expropriations, Temporary Occupations and Easements Book.
San Lorenzo	210,493	Exploitation	60 hectares	October 8, 1999 to October 7, 2049	None registered at the PRM.

Lot	Title	Type	Surface	Duration	Liens or contracts
San Lorenzo	211,573	Exploitation	15.616 hectares	June 16, 2000 to June 15, 2050	None registered at the PRM.6
San Miguel 2	195,438	Exploitation	20.2516 hectares	September 14, 1992 to September 13, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 20.2516 hectares, as long as this concession is in effect, registered on January 15, 1993 under Number 89, Page 71, Volume I of the Expropriations, Temporary Occupations and Easements Book.
San Miguel I	191,139	Exploitation	16.7056 hectares	April 29, 1991 to April 28, 2041	Temporary occupation in favour of Minera San Augusto, S.A. de C.V. of a surface of 16.7056 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on January 15, 1993 under Number 91, Page 72, Volume I of the Expropriations, Temporary Occupations and Easements Book.
Tequila	206,724	Exploitation	18.7440 hectares	March 12, 1998 to March 11, 2048	None registered at the PRM.

Lot	Application Number	Date of Application
Cerro Pelon	82/26815	September 7, 2000
Cerro Pelon 2	82/26914	October 30, 2000

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6 The title of this concession indicates at the surface of this lot is 15.616 hectares, while the application to obtain the same concession referred to 15.2626 hectares (a smaller surface). The exploration mining concession from where this exploitation concession derives was of 15.2626 hectares.

Exhibit 4.6

ROYALTY FOR TECHNICAL EXPERTISE AGREEMENT

Pursuant to the Asset Purchase Agreement between Minera San Augusto, S.A. de C.V. ("**MSA**"), O. N. C. de Mexico S.A. de C.V. ("**ONCM**") and National Gold Corporation ("**National Gold**") dated as of December 21, 2000, as amended (the "**Agreement**"), and for the sum of $1.00 now delivered each party unto the other and for the good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) Tenedoramex S. A. de C. V. and Kennecott Minerals Company as Assignees of MSA and ONCM wish to enter into this Royalty for Technical Expertise Agreement (the "**RTE Agreement**") as follows:

1.   From the date of Commencement of Commercial Production until such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Property, ONCM shall pay to MSA or its Assignee (the "**Holder**") a royalty for technical expertise ("**RTE**") as a result of MSA providing geological and technical information on the Mulatos Project to ONCM at the time of Closing, equal to:

(a) 2% of the Net Smelter Returns in respect of all Products mined and sold (or deemed sold) by ONCM from the Property; and

(b) the applicable percentage based upon the Gold Price as published in the <u>Wall Street Journal</u> for the calendar quarter in which the royalty is payable of the Net Smelter Returns in respect of all Silver and Gold Products mined and sold (or deemed sold) by ONCM from the Property as follows:

Gold Price Range	Net Smelter Return Royalty 100% Basis
US$0.00/oz to US$299.99/oz	1.0%
US$300.00/oz to US$324.99/oz	1.5%
US$325.00/oz to US$349.99/oz	2.0%
US$350.00/oz to US$374.99/oz	3.0%
US$375.00/oz to US$399.99/oz	4.0%
US$400.00/oz or higher	5.0%

1.1   (a)   ONCM shall pay to the Holder on or before the fifth calendar day of the month following the end of the prior quarter a royalty reserve quarterly payment (the "**Royalty Reserve**") based upon the Gold Price in the prior quarter as set out below:

Gold Price Range	Royalty Reserve (C$)
US$0.00/oz to US$274.99/oz	$25,000
US$275.00/oz to US$324.99/oz	$75,000
US$325.00/oz to US$349.99/oz	$112,500
US$350.00/oz to higher	$150,000

(b) The Royalty Reserve will be credited towards (i) firstly, any amounts then owing in respect of the RTE; and (ii) secondly, at ONCM's election towards outstanding obligations under the Promissory Notes or Debentures. Any portion not so credited shall be retained by the Holder without interest and may at the election of ONCM be credited against future amounts owing from ONCM to the Holder, provided that the Royalty Reserve may not be credited against future amounts owing in respect of the Royalty Reserve;

(c) The Royalty Reserve will be paid by ONCM commencing on April 5, 2002 in respect of the first calendar quarter of 2002 and shall continue until all financial obligations of ONCM and National Gold pursuant to the Asset Purchase Agreement, the Promissory Notes and the Debentures as amended from time to time have been satisfied in full;

(d) The Holder will hold the Royalty Reserve for its own benefit and not as agent or trustee for ONCM. The Royalty Reserve shall not be refunded or returned to ONCM in any circumstances whatsoever but may be credited against outstanding obligations of ONCM to the Holder as set out in paragraph (b) above.

2. For the purposes of this RTE Agreement:

   (a)   "**Allowable Deductions**" means the following costs incurred after the doré or concentrate stage:

      (i)   all smelting and refining costs, sampling, assaying and treatment charges and penalties including, but not limited to, metal losses, penalties for impurities and charges for refining, selling and handling by the smelter, refinery or other purchaser (including price participation charges by smelters and/or refiners);

      (ii)   costs of handling, transporting, securing (security costs) and insuring such material from the Property or from a concentrator, whether situated on or off the Property, to the place of sale;

      (iii)   taxes based upon sales or production which cannot be recovered by ONCM, but not income taxes; and

(iv)   marketing costs, including sales commissions, incurred in selling ore, concentrate and metal produced from the Property,

provided that if Products are deemed to have been sold, Allowable Deductions shall include amounts representing the items enumerated above to the extent that they would have been borne by ONCM had the Products actually been sold.

(b)   "**Commencement of Commercial Production**" means the first day following the first thirty (30) consecutive days of the operation of any mill or other processing facility located on the Property, which mill or other processing facility has operated at an average rate of at least 60% of its monthly design capacity (or other lesser rate or quantity of production as specified in an operating plan as constituting the Commencement of Commercial Production) and, if no mill or other processing facility is located on the Property, after the end of the first period of 30 consecutive days during which ore or concentrate has been shipped from the Property on a reasonably regular basis for the purpose of earning revenues; provided however, that no period of time during which ore or concentrate is shipped from the Property for sampling, assaying, testing, analysis or evaluation purposes, and no period of time during which milling operations are undertaken as initial tune-up, or milling by pilot or test plant or test mining operations will be taken into account in determining the date of Commencement of Commercial Production.

(c)   "**Final Settlement Date**" means the date on which refined gold or silver is available to ONCM.

(d)   "**Gold and Silver Products**" means ores, minerals, or other commercially valuable products containing gold or silver mined from the Property, provided that where such products contain a combination of gold or silver and other commercially valuable metals or minerals, Gold and Silver Products shall be deemed to comprise only that fraction of such products as represents the proportionate commercial value of the gold and silver contained in such products, with the remaining fraction of such products deemed to be Products."

(e)   "**Gold Price**" means the price per ounce equal to the average London p.m. gold price fix as published in The Wall Street Journal for the calendar quarter in which the royalty is payable;

(f)   "**Net Smelter Returns**" means:

(i)   in the case of gold or silver processed by a refinery, an amount equal to the number of ounces credited to ONCM by the refinery on the Final Settlement Date multiplied by the price per ounce equal to the average London P.M. gold price fix (for gold) and the Handy and Harman base price (for silver) as published in The Wall Street Journal for the calendar quarter in which the royalty is payable (which gold or silver shall be deemed to have been sold by ONCM), less Allowable Deductions; and

(ii) in all other cases, the amount received by ONCM from the buyer of the Products (or, if such Products are deemed to be sold, an amount equal to the market value thereof f.o.b. the plant producing the same (which amount shall be deemed to have been received by ONCM)), less Allowable Deductions.

(g) "**Products**" means ores, minerals, or other commercially valuable products, except any fraction thereof comprising or deemed to comprise Gold and Silver Products, mined from the Property.

(h) "**Property**" means the property covered by the Concessions (as defined in the Agreement) and including renewals and restaking of the area encompassed by those Concessions.

3.   For the purposes of determining Net Smelter Returns, all receipts and disbursements in currency other than United States currency shall be converted into United States currency on the day of receipt or disbursement, as the case may be.

4.   Net Smelter Returns shall be calculated by ONCM at the end of each calendar quarter in which Products from the Property are sold or deemed to be sold. Quarterly calculations of Net Smelter Returns, together with payment of the applicable RTE in United States currency, or in kind if requested by the Holder before the end of the applicable quarter, and calculated using the same basis of valuation and with all additional costs for payment in kind being borne by the Holder, and copies of all net smelter receipts, shall be delivered to the Holder within forty-five (45) days after the end of the applicable quarter. ONCM shall cause the Net Smelter Returns and the records relating thereto to be audited within the first quarter of each calendar year by a national firm of chartered accountants designated and paid by ONCM (which may be the auditor of ONCM) and:

(a) copies of the audited reports shall be delivered to ONCM and the Holder by the chartered accounting firm;

(b) each party shall have three months after receipt of any audited report to object thereto in writing to the other party, and failing such objection, such report shall be deemed correct; and

(c) in the event of a reaudit, all costs relating to such reaudit shall be paid by ONCM unless the reaudit differs from the original audit by an amount equivalent to less than 1% of the amount of the original audit and the reaudit was requested by a Holder, in which case all costs relating to such reaudit shall by paid by the Holder that requested the reaudit.

5. ONCM may, but shall not be under any duty to, engage in price protection (hedging) or speculative transactions such as futures contracts and commodity options in its sole discretion covering all or part of production from the Property and neither the profits nor the losses from such transactions shall be taken into account in calculating Net Smelter Returns.

6. None of the provisions of this RTE Agreement shall give the Holder any right to management of the Property or any mine established thereupon, nor shall the provisions be interpreted to do so, in particular, but without limiting the generality of the preceding statement, ONCM will plan, manage, control, conduct and supervise mining and processing operations and any decision relating to the type, dimensions and location of the mine, its facilities, pits and service and ancillary establishments, as well as any decision pertaining to the rate of work, production processes, expansion of the mine and to temporary or final stoppage of commercial exploitation and mining operations on the Property, provided that ONCM shall conduct all operations on the Property in a good and workmanlike manner and in accordance with accepted mining practice.

7. The parties acknowledge that ONCM is not obligated to maintain in good standing, renew or otherwise retain any interest in the Property, or application or reapplication therefor, and that ONCM may, in its sole discretion, without penalty, relinquish, drop, abandon or allow to lapse any or all of the Property, or the applications or reapplications therefor, without further obligation to the Holder except as set forth in the Agreement and except as otherwise provided by the provisions of this RTE Agreement.

8. Notwithstanding the provisions of Section 7 of this RTE Agreement, if ONCM relinquishes, drops, abandons, allows any portion of the Property to lapse, and subsequently reacquires a direct or indirect beneficial interest with respect to such portion of the Property, then such portion of the Property will once again be subject to the obligation to pay the RTE.

9. Until payment of the RTE in full ONCM shall not transfer all or any interest in the Property unless the proposed transferee agrees with the Holder in advance of such transfer and in writing to be bound by the terms and conditions of this RTE.

10. Within 90 days following the end of each calendar year, ONCM shall provide the Holder with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year, together with a description of the activities and operations anticipated during the current year (including estimates of expenditures, production, remaining ore reserves and the RTE payable).

11. The Holder or its authorized agent or representative, on not less than seven days' notice to ONCM, may enter upon all surface and subsurface portions of the Property under the direction and control of ONCM for the purpose of inspecting the Property, all improvements thereto and operations thereon, provided that the Holder and its authorized agents and representatives shall enter the Property at their own risk and expense and may not unreasonably hinder operations on or pertaining to the Property.

12. Subject as hereinafter provided, ONCM shall indemnify and save the Holder harmless from any loss, cost or liability incurred by its in its capacity as owner of the RTE (including, without limitation, reasonable attorneys' fees) as a result of a claim by a third party and arising from any failure by ONCM at all times to comply with all applicable federal, provincial and local laws, statutes, rules, regulations, permits, ordinances, certificates, licences and other regulatory requirements, policies and guidelines relating to ONCM's operations and activities on or with respect to the Property; provided, however, ONCM shall have the right to contest any of the same.

13. Before minerals from the Property are commingled with minerals from other properties:

    (a)   the minerals from the Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, and other appropriate content;

    (b)   representative samples of the minerals shall be taken and retained by ONCM together with the results of assays (including penalty substances) and other appropriate analyses of the samples to determine metal and other relevant content of and penalty substances in the minerals, which samples and results will be produced at the request of the Holder; and

    (c)   the amount of the RTE due and payable to the Holder from minerals produced from the Property commingled with minerals from other properties shall be determined.

    Following the expiration of the period for objection described in Section 4 of this RTE Agreement, and absent timely objection by the Holder, ONCM may dispose of the samples and results required to be kept by this Section.

14. Time shall be of the essence hereof.

15. After the Debentures, the Holder's rights to the RTE shall constitute a second charge against the Property.

16. Terms with an initial capital letter which are not defined in this RTE Agreement will have the meanings assigned to them in the Agreement.

17. This RTE is assignable by the Holder in whole or in part without the consent of ONCM.

18. The exchange rate applicable to the conversion of any amounts denominated in the lawful currency of Mexico to U.S. Dollars under this RTE shall be the exchange rate reported in the Diario Oficial of Mexico City on the date of the conversion.

IN WITNESS WHEREOF the Parties hereto have executed this RTE Agreement as of this 23rd day of March, 2001.

TENEDORAMEX S.A. de C.V.

By: (signed) *"Mark Isto"*

By: _____

KENNECOTT MINERALS COMPANY

By: (signed)_____

By: _____

O. N. C. de MEXICO S.A. de C.V.

By: (signed) *"Albert Matter"*

Exhibit 4.8

AMENDED AND RESTATED ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS AMENDED AND RESTATED ASSIGNMENT AND ASSUMPTION AGREEMENT entered into as of April 9, 2001 and effective as of March 23, 2001, among **MINERA SAN AUGUSTO, S.A. de C.V.** (the "**Assignor**"), a corporation incorporated under the laws of the United Mexican States, **KENNECOTT MINERALS COMPANY** ("**Kennecott**"), a corporation incorporated under the laws of the State of Delaware, **TENEDORAMEX, S.A. de C.V.** ("**T-Mex**", together with Kennecott, collectively referred to herein as the "**Assignees**", and individually referred to herein as an "**Assignee**"), a corporation incorporated under the laws of the United Mexican States, **O.N.C. de MEXICO S.A. de C.V.** ("**ONCM**"), a corporation incorporated under the laws of the United Mexican States and **NATIONAL GOLD CORPORATION**, a corporation incorporated under the laws of the Province of Alberta (the "**Guarantor**").

WHEREAS:

A. ONCM has entered into an asset purchase agreement dated as of December 21, 2000 among ONCM, the Assignor and the Guarantor (as such agreement may at any time or from time to time be amended, supplemented or otherwise modified or restated, the "**Asset Purchase Agreement**"), including, without limitation, the RTE (as such term is defined in the Asset Purchase Agreement) pursuant to which the Assignor has agreed to sell certain mineral concessions and other assets used in connection with exploration and development activities on those concessions in the area of Mulatos in the United Mexican States to ONCM on the terms and conditions set out in the Asset Purchase Agreement;

B. T-Mex is the legal and beneficial owner of 70% of the issued and outstanding share capital of the Assignor and Accessions Mining, Inc. ("**Accessions**") is the legal and beneficial owner of 30% of the issued and outstanding share capital of the Assignor;

C. T-Mex and Accessions, being all of the shareholders of the Assignor, have resolved to decrease the capital stock of the Assignor and have agreed that the Assignor may effect the return of capital to its shareholders in respect of the value of the cancelled shares by assigning all of its right, title and interest in and to the Asset Purchase Agreement and related agreements to its shareholders (the "**Return of Capital**");

D. Accessions has agreed with Kennecott to further assign all of its right, title and interest in and to the Return of Capital to Kennecott and as a consequence Accessions has directed the Assignor to pay Accessions' portion of the Return of Capital directly to Kennecott;

E. In accordance with the foregoing and upon the transfer by the Assignor of the mineral concessions and other assets pursuant to the Asset Purchase Agreement and concurrent with the sale transaction the Assignor wishes to assign and transfer to each of T-Mex and Kennecott all its right, title and interest in and to the Asset Purchase Agreement, including, without limitation, the Security (as such term is defined in the Asset Purchase Agreement) and ONCM and the Guarantor have agreed to such assignment;

F.   The parties entered into an assignment and assumption agreement dated March 23, 2001 (the "**Assignment and Assumption Agreement**") and they have now agreed to amend that Assignment and Assumption Agreement, and incorporate those amendments into this Agreement, to reflect the occurrence of the Return of Capital and certain other changes;

G.   Effective upon the execution of this Agreement, this Agreement replaces and supersedes the Assignment and Assumption Agreement in its entirety and the Assignment and Assumption Agreement is thereupon cancelled and of no further force and effect and this Agreement will be effective as of and from March 23, 2001 as if the Assignment and Assumption Agreement had not been entered into;

THIS AGREEMENT WITNESSESETH THAT, in consideration of the foregoing (including without limitation the Return of Capital) and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties agree as follows:

1. Transfer and Assignment. Subject to the terms and conditions set forth in this Agreement:

(a) the Assignor hereby assigns and transfers:

(i)   to T-Mex, a 70% portion of all right, title and interest of the Assignor in and to the Asset Purchase Agreement (the "**T-Mex Interest**"), including, without limitation, the RTE, the Security, the Security Documents, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Promissory Note and the Deferred Closing Payment (as such terms are defined in the Asset Purchase Agreement) as such agreements or instruments may be amended, supplemented, extended or otherwise modified or restated from time to time and any indebtedness of ONCM or the Guarantor to it thereunder and all other rights and benefits due or accruing due or at any time hereafter to become due to the Assignor under the Asset Purchase Agreement, the Promissory Notes and the Security Documents and the benefit of all conditions, terms, covenants and agreements therein contained;

(ii)   to Kennecott, a 30% portion of all right, title and interest of the Assignor in and to the Asset Purchase Agreement (the "**Kennecott Interest**"), including, without limitation, the RTE, the Security, the Security Documents, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Promissory Note and the Deferred Closing Payment (as such terms are defined in the Asset Purchase Agreement) as such agreements or instruments may be amended, supplemented, extended or otherwise modified or restated from time to time and any indebtedness of ONCM or the Guarantor to it thereunder and all other rights and benefits due or accruing due or at any time hereafter to become due to the Assignor under the Asset Purchase Agreement and the Security

Documents and the benefit of all conditions, terms, covenants and agreements therein contained;

(b) each of T-Mex and Kennecott hereby severally, to the extent of the T-Mex Interest and the Kennecott Interest, respectively, assume the obligations of the Assignor in respect of the T-Mex Interest and the Kennecott Interest, respectively; and

(c) upon such assignment and assumption as set out in (a) and (b) above, the Assignor is hereby released and discharged from all obligations under or in respect of the Asset Purchase Agreement and any other agreements entered into in connection therewith to the extent of such assignment and assumption.

2. Payments. In the event that the Assignor receives any payment or other distribution of any kind or character from (i) ONCM, (ii) the Guarantor or (iii) from any other source whatsoever, in respect of any of the T-Mex Interest or the Kennecott Interest, such payment or other distribution shall be received in trust for the relevant Assignee and promptly turned over to such Assignee.

3. Representations and Warranties. Each party hereto represents and warrants on its own behalf to the other parties hereto that:

(a) it is a corporation validly subsisting and in good standing under the laws of its jurisdiction of incorporation;

(b) it has full corporate right, power and authority to enter into and perform its obligations under this Agreement;

(c) the execution and delivery of this Agreement has been duly authorized by all necessary action by such party and constitutes a legal, valid and binding obligation of such party enforceable against it in accordance with its terms;

(d) the execution, delivery and performance by such party of this Agreement and the performance by such party of its obligations hereunder, do not and will not: (i) conflict with or result in a breach of any of the terms, conditions or provisions of the charter documents or by-laws of such party, any law applicable or binding on such party, or any contractual restriction binding on or affecting such party or its properties.

4. Acknowledgement. (1) Each of the Guarantor and ONCM hereby acknowledge the Assignor's rights under the Asset Purchase Agreement to assign, transfer and set over to Kennecott and T-Mex pursuant to this Agreement all of its right, title and interest in and to the Asset Purchase Agreement, the Security, the Security Documents, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Promissory Note and the Deferred Closing Payment and all other rights and benefits therefrom, and each of the Guarantor and ONCM consents to such assignment and assumption by the Assignor.

(2) Each of the Guarantor and ONCM acknowledges that the Security and the Security Documents (including, without limitation, any guarantees) secure the obligations of ONCM under any promissory notes issued by ONCM to T-Mex and Kennecott or either of them in replacement or substitution of the Promissory Notes, the Advanced Amount Promissory Note,

the IVA Promissory Note and the Deferred Closing Payment and each of the Guarantor and ONCM further acknowledges and agrees that the Security and the Security Documents may hereafter be held or enforced by T-Mex or Kennecott or their nominee as agent for and on behalf of itself and Kennecott and if so held or enforced shall continue to secure the obligations of ONCM under the Asset Purchase Agreement, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Promissory Note and the Deferred Closing Payment and any such replacement or substituted promissory notes.

(3)   The parties acknowledge that except for the assignment and assumption herein contained, the Asset Purchase Agreement, the Promissory Notes, the Advanced Amount Promissory Note, the IVA Promissory Note and the Deferred Closing Payment (or any replacement notes) and the Security Documents shall continue unamended and remain in full force and effect and are in all respects confirmed, ratified and preserved.

5.   Confirmation.   The Guarantor hereby acknowledges, confirms and agrees that notwithstanding the terms and conditions hereof and the execution and delivery by any party of this Agreement and whether or not any conditions precedent contained herein or in the Asset Purchase Agreement have been fulfilled:

(a) all adjustments or modifications to the obligations underlying any guarantee (a "**Guarantee**") granted by the Guarantor to the Assignor as at the date hereof have been made and are permitted under the terms and conditions of such Guarantee; and

(b) any Guarantee granted by the Guarantor to the Assignor (including, without limitation, all obligations of the Guarantor thereunder) and all Security granted by the Guarantor in favour of the Assignor shall remain in full force and effect as valid and binding continuing security in accordance with its terms without impairment or novation thereof for all present and future debts and liabilities, direct or indirect or otherwise now or at any time or from time to time hereafter due and owing from ONCM to the Assignor, T-Mex and Kennecott.

6.   Amendment.   This Agreement may be amended only by written agreement of all parties hereto, and with the written consent of Cementos de Chihuahua, S.A. de C.V. ("**Cementos**") provided that (i) Cementos owns directly or indirectly all of the shares of the Assignor at the time the amendment shall be effective and (ii) such consent is not unreasonably withheld.

7.   Further Assurances.   Each of the Assignees, the Assignor, ONCM and the Guarantor shall at all times hereafter execute and deliver, upon request, all such further documents and instruments, and shall do and perform all such acts, as may reasonably be necessary to give full effect to the intent and meaning of this Agreement.

8.   Survival of Representations, Warranties and Covenants.   All agreements, representations, warranties, indemnities and covenants made by any party hereto in this Agreement or in the Asset Purchase Agreement (except as modified hereby) or in any certificate or document delivered by or on behalf of such party in connection therewith pursuant to the provisions of this Agreement shall survive the execution and delivery of this Agreement and continue in full force and effect without termination.

9. Time of the Essence. Time shall be of the essence in this Agreement.

10. Governing Law. This Agreement and any certificates or other documents delivered in connection with this Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in such Province.

11. Consent to Jurisdiction. Each party hereto hereby irrevocably submits to the jurisdiction of the Province of British Columbia in any action or proceeding arising out of or relating to this Agreement, hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in any such court and irrevocably waives any objection it may now or hereafter have as to the venue of any such suit, action or proceeding brought in such a court or that such court is an inconvenient forum.

12. Successors. This Agreement shall be binding upon the parties to this Agreement and their respective successors and permitted assigns.

13. Counterparts. This Agreement may be executed in counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

      IN WITNESS OF WHICH each of the Assignor, T-Mex, Kennecott, ONCM and the Guarantor has duly executed this Agreement with effect from March 23, 2001.

MINERA SAN AUGUSTO, S.A. de C.V.	**KENNECOTT MINERAL COMPANY**
By: _____	By: _____
Name:	Name:
Title:	Title:
c/s	c/s
By: _____	
Name:	
Title:	

TENEDORAMEX, S.A. de C.V.	**NATIONAL GOLD CORPORATION**
By: _____	By: (signed) *"Albert Matter"*
Name:	Name: Albert Matter
Title:	Title: President
c/s	c/s
O.N.C. de MEXICO S.A. de C.V.	
By: (signed) *"Albert Matter"*	
Name: Albert Matter	
Title: President	
c/s	

Acknowledged this ___ day of _____, 2001 by
ACCESSIONS MINING, INC.
By: _____
    Name:
    Title:
c/s

Exhibit 4.8

<u>AMENDED AND RESTATED OPTION & JOINT VENTURE AGREEMENT</u>

THIS AMENDED AND RESTATED OPTION & JOINT VENTURE AGREEMENT dated for reference the 17th day of October, 2001.

BETWEEN:

> **<u>NATIONAL GOLD CORPORATION</u>**, a corporation incorporated under the laws of Alberta and having an office at 910 - 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8

("NGL")

> **<u>O.N.C. de MEXICO S.A. de C.V.</u>**, a corporation validly incorporated under the laws of Mexico and having an office at 910 - 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8

("ONCM")

(NGL and ONCM collectively referred to as "National Gold")

AND:

> **<u>ALAMOS MINERALS LTD.</u>**, a corporation incorporated under the laws of the Province of British Columbia and having an office at 1400 - 400 Burrard Street, Vancouver, B.C. Canada V7X 1A6

("AML")

> **<u>MINERA BIENVENIDOS S.A. de C.V.</u>**, a corporation incorporated under the laws of Mexico and having an office at 1400 - 400 Burrard Street, Vancouver, B.C. Canada V7X 1A6

("MB")

(AML and MB collectively referred to as "Alamos")

W H E R E A S :

The parties had entered into a Option and Joint Venture Agreement (the "First Agreement") dated of even date whereby the parties established certain rights and obligations among themselves with respect to the subject Option and Joint Venture Agreement contemplated herein;

The parties have agreed that, among other things, the First Agreement be amended by the provisions of this Agreement;

The parties agree to establish certain rights and obligations in respect of the option and conduct of joint venture, and certain other matters, all as set out in this Agreement and the First Agreement shall hereafter be of no force and effect;

NGL, ONCM and Minera San Augusto, S.A. de C.V. entered into an Asset Purchase Agreement, for the acquisition of certain mineral concessions and other assets used in connection with exploration and development activities on the Properties;

ONCM is a wholly owned subsidiary of NGL;

MSA assigned all of its rights and obligations under the Asset Purchase Agreement to Tenedoramex S.A. de C.V. and Kennecott Minerals Company pursuant to an assignment agreement dated March 23, 2001;

National Gold wishes to grant to Alamos an exclusive option to acquire from National Gold, a 50% undivided right, title and interest in and to the Properties and the Asset Purchase Agreement upon and subject to the terms and conditions hereinafter set out; and

Upon Alamos exercising its option to earn a 50% interest in the Properties, National Gold and Alamos wish to form a joint venture to continue the development and operation of the Properties subject to the terms and conditions hereinafter set out.

Under the Asset Purchase Agreement, ONCM and National Gold require the consent of the Vendors to the Option Agreement;

The Vendors have agreed to provide their consent to the Option Agreement in the form attached to the Option Agreement as Schedule G; and

It is a condition to the consent of the Vendors that AML and MB enter into this agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the representations, warranties and covenants set out herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties), the parties covenant and agree as follows:

1.   **DEFINITIONS**

1.1.   In this agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

        (a)   "**Affiliate**" means any person, partnership, joint venture, corporation, or other form of enterprise which directly or indirectly controls, is controlled by or is under common control with a party, and for the purposes hereof;

        (i) "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise, and

(ii) in the absence of evidence to the contrary, ownership of fifty (50%) percent or more of the voting securities of a corporation will constitute "control";

(b) "**Approval Date**" means the date as of which AML and NGL have received notice from the Exchange that this agreement has been accepted for filing on behalf of AML and NGL, respectively and NGL has received the Vendor's Approval, duly signed and unconditionally delivered by the Vendor;

(c) "**Asset Purchase Agreement**" means that certain agreement dated December 21, 2000 among MSA, ONCM and NGL as amended by the First Amendment and the Second Amendment, together with all instruments, documents, ancillary agreements, promissory notes, debentures, guarantees, share pledges, share options, specific and general security agreements and documents delivered under, pursuant to or along with the foregoing from time to time, all as it or they may at any time or from time to time be amended, restated, supplemented or otherwise modified, extended, renewed or replaced from time to time; a copy of which is attached hereto as Schedule "B";

(d) "**Assets**" means the Properties and all other assets acquired or held by the Participants with respect thereto or for the benefit of the Properties, or pursuant to this agreement as the same may exist from time to time including, without limiting the generality of the foregoing, the benefit of all Expenditures, Operating Costs, Other Tenements, Facilities, Products and all supplies, equipment and improvements related therefore;

(e) "**Business Day**" means a day which is not a Saturday, Sunday or legal holiday in the place where any action is to be taken or any act performed hereunder;

(f) "**Change of Control**" means the acquisition by an arm's length third party of a number of shares of a corporation which is sufficient to enable such third party to cause its nominees to be elected to and comprise the majority of the board of directors of such corporation;

(g) "**Contingency Fund**" means the fund to be established by the Parties pursuant to Section 4.5, the moneys in which will be used by the Parties in order to satisfy all legal obligations of the Parties in connection with the permanent or temporary shutdown in whole or in part of the Parties' operations on the Properties, including without limitation, any exploration, testing, development, mining or refinement activities on the Properties, whether or not such obligations are recognized in the accounts of the Parties or the Operator and including, without limitation, to post any required reclamation bonds or deposits required by any government authority, all anticipated costs of reclamation of the surface lands to the Properties and other environmental rehabilitation as may be required by any governmental, regulatory or other body having jurisdiction;

(h) "**Cost Share**" means the respective shares of Costs and other liabilities to be borne by each Participant after the Participation Date and will be equal to the respective Interests of each Participant as determined from time to time pursuant to this agreement;

(i) "**Costs**" means Direct Acquisition Costs, Expenditures, and Operating Costs, as applicable;

(j) "**Direct Acquisition Costs**" has the meaning assigned to that term in section 5.1(a) hereof;

(k) "**Exchange**" means the Canadian Venture Exchange;

(l) "**Expenditures**" means all costs, expenses, obligations and liabilities of whatever kind or nature spent or incurred directly or indirectly by Alamos or its Affiliates up to the Participation Date in connection with the Pre-Participation Program;

(m) "**Facilities**" means all mines and plants including, without limitation, all pits, shafts, haulageways and other underground workings, and all buildings, plants and other structures, fixtures and improvements, and all other property, whether fixed or moveable, as the same may exist at any time in, or on the Properties or outside the Properties if for the exclusive benefit of the Properties only;

(n) "**First Amendment**" means the agreement dated March 23, 2001 between MSA, ONCM and NGL which amends the Asset Purchase Agreement;

(o) "**Gross Cash Flow**" means Gross Revenues as defined in Schedule 'E" less Permissible Deductions as defined in Schedule E unless the context otherwise requires;

(p) "**Interest**" means the undivided beneficial percentage interest of a Participant in the Assets and will be equal to its right, title and interest in and to the Properties as determined pursuant to this agreement;

(q) "**Joint Venture**" means the joint venture formed by the Participants on the Participation Date pursuant to subsection 9.1;

(r) "**Leach Permits**" means permits of the type of permit described in Schedule "D" hereto, to be issued by the appropriate Mexican authorities;

(s) "**Management Committee**" means a committee formed pursuant to section 14;

(t) "**MSA**" means Minera San Augusto, S.A. de C.V.;

(u) "**Net Smelter Returns Royalty**" means the royalty which may be payable to a former Participant in accordance with this Agreement, as defined, calculated and paid in accordance with Schedule "E" hereto;

(v) "**Non-Operator**" means the Participant which is not acting as Operator;

(w) "**Operating Costs**" means, for any period after the Participation Date, all costs, expenses, obligations, liabilities and charges of whatsoever kind or nature actually incurred or chargeable directly by the Operator in connection with the operation of the Properties as a mine during such period, which costs, expenses, obligations, liabilities and charges include, without duplication and without limiting the generality of the foregoing, the following:

(i) all costs and expenses incurred in carrying out any other activities as necessary to maintain the Asset Purchase Agreement in full force and effect provided however that payments to the Vendors required pursuant to the Asset Purchase Agreement including, without limitation, advance royalty and royalty payments are excluded from the definition of Operating Costs for the purposes of calculating charges as set out in subsection 12.1(f) herein;

(ii) all costs of or related to the mining and concentrating of Ore or Product and the operation of the Facilities and all costs of or related to marketing of Product including transportation, commissions and/or discounts,

(iii) all costs of or related to operating employee facilities, including housing,

(iv) all duties, charges, levies, royalties, except as excluded herein, taxes (excluding taxes levied on the income of the parties) and other payments imposed by any government, local communities or municipality or department or agency thereof upon or in connection with operating the Properties as a mine,

(v) fees, wages, salaries, traveling expenses and fringe benefits (whether or not required by law) of all persons directly engaged in activities in respect of or for the benefit of the Properties and all costs involved in paying for the food, lodging and other reasonable needs of such persons,

(vi) an overhead fee made by the Operator in accordance with paragraph 12.1(f) for unallocable overhead costs,

(vii) all costs of consulting, legal, accounting insurance and other services;

(viii) all exploration expenditures incurred after the Participation Date,

(ix) all capital costs of operating the Properties as a mine including all costs of construction, equipment and mine development including maintenance, repairs and replacements, and any capital expenditures relating to an improvement, expansion, modernization or replacement of the Facilities,

(x) all costs for pollution control, reclamation costs and any other related costs incurred or to be incurred by the Operator,

(xi) any costs or expenses incurred or to be incurred relating to the termination of the operation of the Properties as a mine, including all contributions to the Contingency Fund required by the Operator pursuant to section 4.5;

less the amount of all insurance recoveries and settlements received during such period to the extent such recoveries and settlements were not deducted in any previous period and, except where specific provision is made otherwise, all

Operating Costs will be determined in accordance with generally accepted accounting principles applied consistently from year to year but such costs shall not include any amount in respect of amortization of Costs, depletion or depreciation;

for greater certainty, for the purposes of calculating the charges as set out in subsection 12.1(f) herein, Operating Costs shall not include capital expenditures or reserve funds including but not limited to reclamation and contingency funds, and under no circumstances shall Operating Costs, directly or indirectly, be duplicated by the Operator in connection with a Program to the extent that such duplicate charges would lead to a reasonable inference of duplicate billing of an expense or charge;

(x) "**operating the Properties as a mine**" or "operation of the Properties as a mine" means any or all of the mining, milling, leaching, smelting, and refining or other recovery of Ore or Product;

(y) "**Operator**" means the party acting as operator pursuant to this agreement after the Participation Date;

(z) "**Ore**" means all materials from the Properties, the nature and composition of which, in the sole judgment of the Operator, justifies mining or removing from place and shipping and selling such material, or delivering such material to a processing plant for physical or chemical treatment;

(aa) "**Other Tenements**" means all surface, water, access and other non-mineral rights of and to any lands within or outside the Properties including rights held in fee or under lease, license, easement, right of way or other rights of any kind (and all renewals, extensions and amendments thereof or substitutions therefore) acquired by or on behalf of the parties with respect to the Properties;

(bb) "**Participant" means**, after the Participation Date, any one of National Gold or Alamos having an Interest, as the context requires, and its successors and permitted assigns and "Participants" means collectively National Gold and Alamos, provided that they both have an Interest, and their successors and permitted assigns;

(cc) "**Participation Date**" means the date on which the Option is exercised by Alamos pursuant to section 8;

(dd) "**Pre-Participation Program**" means the Program prior to the Participation Date described in Schedule "C" hereto;

(ee) "**Prime Rate**" means, for any month, the annual rate of interest declared to Alamos by the main branch in Vancouver, British Columbia, of the Canadian Imperial Bank of Commerce as the reference rate of interest for determining Canadian dollar loans in Canada at noon on its first business day in that month;

(ff) "**Principal Payment Discount** " means the following discount that is available on the $2,000,000 payment by Alamos to National Gold which must be made no later than 48 months from the Registered Operator Date:

(i) a 10% discount on the $2,000,000 if payment of the total $2,000,000 less the applicable discount is received by National Gold not later than 36 months from the Registered Operator Date;

(ii) a 12% per annum discount for a two year period on the $2,000,000 if payment of the total $2,000,000 less the applicable discount is received by National Gold not later than 24 months from the Registered Operator Date; or

(iii) a 14% per annum discount for a three year period on the $2,000,000 if payment of the total $2,000,000 less the applicable discount is received by National Gold not later than 12 months from the Registered Operator Date;

(gg) "**Product**" means:

(i) all Ore shipped and sold prior to treatment, and

(ii) all concentrates, precipitates and products produced by or for the Operator from Ore;

(hh) "**Program**" means as the context requires:

(i) the Pre-Participation Program;

(ii) any program and budget or operating plan under which Operating Costs will be incurred;

(ii)"**Promissory Note**" means the promissory note dated July 11, 2001 in the principal amount of $100,000 payable by NGL to AML;

(jj) "**Properties**" means an undivided 100% right, title and interest in and to the mining properties, claims, interests and other rights to explore for, develop, exploit, extract, mine and sell minerals as more particularly set forth and described in Schedule "A", and all mineral, surface, water and ancillary or appurtenant rights attached or accruing thereto, and any mining licenses, mining leases, permits, concessions or other form of substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of or in substitution for any such tenures or interests;

(kk) "**Registered Operator**" means, for the purposes of this Agreement, Alamos or a wholly owned Mexican subsidiary of Alamos indicated as the registered operator by the Mines Bureau in Mexico City in connection with the Properties and this Agreement on final documents filed with and accepted by the Mines Bureau in Mexico City and for greater certainty, the documents to be filed with the Mines Bureau shall either be a Spanish transcription of this Agreement, or an extract of this Agreement, as agreed to between the parties herein and their Mexican legal counsel, in each case in form and substance satisfactory to the Vendor in its sole discretion;

(ll) "**Registered Operator Date**" means the date that Alamos or a wholly owned Mexican subsidiary of Alamos is the Registered Operator;

(mm) "**Second Amendment**" means the agreement dated August 21, 2001 between, Tenedoramex S.A. de C.V., Kennecott Minerals Company, ONCM and NGL which amends the Asset Purchase Agreement;

(nn) "**Social Costs**" means all costs associated with the administration, development and implementation of a program which shall involve negotiating and implementing a community needs and benefits program for the Ejido and non-Ejido community pursuant to and in connection with the Ejido Agreements as defined in the Asset Purchase Agreement including, but not limited to, such matters as medical clinic known as the Mulatos clinic and staffing therefore including a doctor and a nurse and related medicine and travel costs, teachers' housing, necessary office rental as required, warehouse storage costs, community infrastructure including roads, general housing, social conditions, work and assistance programs designed to provide employment, community infrastructure and health improvements, job training, and education to the Ejido and non-Ejido community and any and all matters and costs associated therewith that may arise under or be incidental to the Ejido Agreements as determined at the sole discretion of National Gold provided however that any costs assumed outside of the current Ejido Agreements will require the approval of both National Gold and Alamos;

(oo) "**Supplies**" means all tangible personal property of a non-capital nature (other than Product or Facilities) acquired or held by the parties with respect to the Properties;

(pp) "**Sustaining Charge**" means a US$25,000 per month payment from Gross Cash Flow derived from the Pre-Participation Program to each of Alamos and National Gold;

(qq) "**Vendor**" means MSA and its successors and assigns from time to time, including without limitation, Tenedoramex S.A. de C.V. and Kennecott Minerals Company and their respective successors and assigns from time to time;

(rr) "**Vendor's Consent**" means the consent of the Vendor to the Option substantially in the form set out in Schedule "G"; and

(ss) "**Vendor's Royalty**" means the Royalty for Technical Expertise as defined in the Asset Purchase Agreement granted and payable to MSA and its assigns under the terms of the Asset Purchase Agreement.

2.   **EFFECTIVENESS; REPRESENTATIONS AND WARRANTIES**

2.1.   Each of AML and MB and NGL and ONCM represents and warrants to the other that:

(a) it is a company duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction and is qualified to acquire and dispose of interests in, and to explore, develop and exploit, mining properties;

(b) it has full power, capacity and authority to carry on its business and to enter into and perform its obligations under this agreement and any agreement or instrument referred to or contemplated by this agreement;

(c) all necessary corporate and shareholder approvals have been obtained and are in effect with respect to the transactions contemplated hereby, and no further action on the part of the directors or shareholders is necessary or desirable to make this agreement valid and binding on a party;

(d) neither the execution and delivery of this agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which it is a party; and

(e) the execution and delivery of this agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents.

2.2.   NGL and ONCM hereby jointly and severally represent and warrant to Alamos that:

(a) the Properties are accurately described in Part I of Schedule "A" hereto and to the best knowledge of National Gold, the Properties are in good standing, are free and clear of all liens, charges and encumbrances other than as described in the Asset Purchase Agreement or in Part II of Schedule "A" and are not subject to any claims of which National Gold has received written notice against their validity by any person;

(b) ONCM owns a one hundred (100%) percent legal and beneficial right, title and interest in and to the Properties, subject only to the Asset Purchase Agreement, the Vendor's Royalty, other interests arising under or pursuant to the Asset Purchase Agreement and the paramount title of Mexico;

(c) the Asset Purchase Agreement is presently in good standing, is in full force and effect and is not in default, and National Gold knows of no reason why any such default could be alleged by any party to the Asset Purchase Agreement;

(d) Schedule "F" contains a complete list of all payments required to be made by National Gold and all payment dates for such scheduled payments required under the Asset Purchase Agreement;

(e) National Gold has performed all of its obligations under the Asset Purchase Agreement required to be performed prior to the date hereof;

(f) Subject to the consent of the Vendor, National Gold has the exclusive right to enter into this agreement and all necessary authority to dispose of an interest in and to its interest in the Properties and the Asset Purchase Agreement in accordance with the terms of this Agreement;

(g) no person, firm or corporation has any proprietary or possessory interest in the Properties other than the Vendor, National Gold pursuant to the Asset Purchase Agreement and Alamos hereunder, and no person is entitled to any royalty or other payment in the nature of rent or royalty on any Ore or Product other than the Vendor's Royalty;

(h) the interest of National Gold in the Properties is free and clear of any mortgages, liens, charges, pledges, security interests, encumbrances or other claims of any description and to the knowledge of National Gold, nothing has come to its attention which indicates that there are any mortgages, liens, charges, security interests, encumbrances or other claims of any description other than as set out in the Asset Purchase Agreement, and no person has any right, agreement, option or understanding, commitment or privilege capable of becoming an agreement for the purchase from National Gold or any of its Affiliates of any interest in or to the Properties other than as set out or in the Asset Purchase Agreement;

(i) there is no public or private litigation, arbitration, proceeding or other governmental investigation pending or threatened, of which National Gold has received written notice, involving any of the Properties, other than as set out in the Asset Purchase Agreement, or involving National Gold or any of its Affiliates which may, if adversely determined, materially and adversely affect the Properties or the interests of National Gold therein or which seeks to or would, if successful, prevent, restrain or prohibit any of the transactions contemplated herein;

(j) except as described or disclaimed by the Vendor in the Asset Purchase Agreement, to the best of National Gold's knowledge, information and belief, conditions on and relating to the Properties and operations conducted thereon are in material compliance with all applicable laws, regulations or orders relating to environmental matters including, without limitation, waste disposal and storage and since the date of the Asset Purchase Agreement National Gold has not been made aware of or had notice from any regulatory authority or other party that the Properties and operations conducted thereon are not in material compliance with such laws, regulations or orders;

(k) except as described in the Asset Purchase Agreement, there are no material outstanding orders or directions of which National Gold has received written notice relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Properties and the conduct of operations related thereto and it is not aware of any basis on which any such order or direction is likely to be made; and

(l) it is not aware of any material fact or circumstance which has not been disclosed to Alamos in connection with the Properties. National Gold acknowledges and confirms that it does not have actual knowledge of a material fact or circumstance that would lead to an inference of a breach of a representation or warranty provided by National Gold herein and by the Vendor in the Asset Purchase Agreement.

2.3. The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this agreement and will survive the acquisition of any interest in the Properties by Alamos and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this agreement.

3. **COVENANTS OF NATIONAL GOLD**

3.1. During the currency of this agreement and prior to the Participation Date, NGL and ONCM jointly and severally covenant and agree with Alamos to:

(a) make available to Alamos and its representatives all records and files in its possession relating to the Properties and permit Alamos and its representatives, at their own expense, to take abstracts therefrom and make copies thereof;

(b) co-operate as reasonably necessary with Alamos in obtaining any surface, water or other rights on or related to the Properties as Alamos deems desirable;

(c) promptly provide Alamos with any and all notices and correspondence received by National Gold pursuant to the Asset Purchase Agreement or from government agencies in respect of the Properties;

(d) to the extent it is required to do so, take all actions necessary or desirable on its part to be done under the Asset Purchase Agreement in order to maintain the Asset Purchase Agreement in full force and effect;

(e) execute and deliver to Alamos or its Affiliates, and cause the Vendor to execute and deliver to Alamos, such powers of attorney, consents and authorizations as are, in the reasonable opinions of counsel to National Gold and Alamos, necessary or desirable to permit Alamos to carry out activities on or with respect to the Properties as contemplated hereunder; and

(f) rectify all deficiencies with respect to the Properties which are described in Part II of Schedule "A" by September 30, 2002.

4. **PRE-PARTICIPATION PROGRAM**

4.1. During the currency of this Agreement and prior to the Participation Date, subject to section 4.6, Alamos shall have the exclusive and sole responsibility of administering and carrying out the Pre-Participation Program on the Properties. In carrying out work on the Properties and incurring Expenditures prior to the Participation Date Alamos will:

(a) keep the Properties free and clear of all liens, charges and encumbrances of every character arising from its operations hereunder (except for liens for taxes not yet due, other inchoate liens and liens contested in good faith by Alamos) and proceed with all reasonable diligence to contest or discharge any lien that is filed;

(b) file all work for assessment as soon as reasonably practicable at regular intervals with the relevant state or federal authorities;

(c) permit National Gold, or its representatives duly authorized in writing, at their own risk and expense, upon reasonable notice, access to the Properties and to all data prepared by or at the direction of Alamos in connection with work done on or with respect to the Properties, including but not limited to assays, geological, geochemical, geophysical, prospecting, sampling, sample location, metallurgical, hydrological, underground and surface working data and all drill core and cuttings and to all drill core produced by or on behalf of Alamos from the Properties, provided that in exercising such right National Gold will not unreasonably interfere with the activities of Alamos and that National Gold will indemnify and save harmless Alamos and its directors, officers, employees and agents from and against all and any losses, damages, expenses, claims, suits, actions and demands of any kind or nature whatsoever in any way referable to or arising out of the entry, presence or activities of National Gold or its representatives in connection with National Gold's access to the Properties and the records of Alamos under this paragraph (c), including, without limitation, bodily injuries or death or damage to property at any time resulting therefrom, unless the cause arising therefrom is due to the gross negligence or willful misconduct of Alamos;

(d) permit the Vendor, or its authorized agent or representative, to enter upon all surface and subsurface portions of the Properties for the purpose of inspecting the Properties, all improvements thereto and operations thereon, provided that the Vendor and its authorized agents and representatives will enter the Properties at their own risk and expense and may not unreasonably hinder operations on or pertaining to the Properties;

(e) provide access to monthly reports relating to the activities of Alamos and written quarterly progress reports of the work completed in the last calendar quarter and presently in progress and results obtained to be completed and delivered to NGL and Vendor within 2 weeks of the end of each quarter,

> (i) prepare and deliver to National Gold comprehensive annual reports on or before March 31 of each year covering the activities hereunder and results obtained during the calendar year ending on December 31st immediately preceding, accompanied by copies of all data, reports and other information on or with respect to the Properties not already provided to National Gold, and

(ii) provide during periods of active field work timely current reports for drilling and assay results generated from all activities and information on any material results obtained, accompanied by copies of all relevant data, reports and other information concerning such results, including those necessary to permit each of Alamos and National Gold to meet its continuous disclosure obligations under applicable legislation and the requirements of the Exchange;

(f) conduct all work on or with respect to the Properties in a careful and workmanlike manner and in accordance with accepted mining practice and all applicable laws, rules, orders and regulations and the terms and conditions of any permits, consents or authorizations obtained, granted or issued with respect to activities on or with respect to the Properties without limiting the generality of the foregoing,

(a)   operate the Properties and at all times receive, handle, use, store, treat, ship and dispose of all environmental or similar contaminants in strict compliance with all applicable environmental, health or safety laws, regulations, orders or approvals;

(b)   remove from and off the Properties or remediate all environmental or similar contaminants caused, created, released, aggravated or brought onto the Properties by Alamos or as a result of Alamos' activities; and

(c)   ensure that no hazardous or toxic materials, substances, pollutants, contaminants or wastes are released into the environment, in violation of any Mexican laws and applicable rules, orders, regulations and permits related thereto as a result of Alamos' operations carried out on the Properties.

4.2.   Alamos shall cause MB to acquire and hold all permits and licenses obtained with respect to the Pre-Participation Program and the Programs and hold such permits and licenses in the name of MB and Alamos shall provide copies of all such permits and licenses and all material correspondence from governmental authorities to NGL on a weekly basis, and to Vendor on a quarterly basis (or more frequently if such correspondence pertains to critical issues);

(a)   pay, when due and payable, all wages or salaries for services rendered in connection with the Properties and all accounts for materials supplied on or in respect of any work or operations performed in connection therewith; and

(b)   obtain and maintain, and cause any contractor or subcontractor to obtain and maintain, for the benefit of National Gold and Alamos and the Vendor, during any period in which active work is carried out on the Properties, reasonable and adequate insurance as is customarily obtained by prudent Operators on similar projects in Mexico unless both parties agree that it is not economically feasible to obtain or maintain such insurance.

4.3.   Subject to section 5.10, Alamos will consider paying the Sustaining Charge to each of National Gold and Alamos from Gross Cash Flow from the Pre-Participation Program within 10 days of the end of each calendar month, provided that Alamos acknowledges and agrees that until the Participation Date occurs, all amounts that it is entitled to under this section 4.3 will be applied by it to Expenditures on the Properties until the $1,500,000 referred to in subsection 5.1(c) has been fully expended.

4.4.   In carrying out the work on the Properties prior to the Participation Date, Alamos shall in lieu of any charges for overhead, management, head office and other unallocable costs that are not included in the Pre-Participation Program, be entitled to charge an overhead fee equal to 5.0% of all Expenditures which overhead fee may be applied by Alamos as a credit towards the amounts required to be expended by and in accordance with paragraph 5.1(c) hereof, or in the event that Alamos elects to increase its Expenditure amounts under section 5.2, the subject credit will be applied against the aggregate Expenditure amounts required to be expended by Alamos.

4.5.   The Parties will open an account or accounts in the name of ONCM with bank(s) approved by the Management Committee for the purposes of establishing and administering a Contingency Fund in an amount adequate to fully meet the requirements set forth in Section 1.1(g) relating to Programs, Operating Plan and Operating Costs to which the Parties will be obligated to contribute prior to the Participation Date, equally and (ii) after the Participation Date, in accordance with their respective Interests and as specified in approved Programs, Operation Plans and as Operating Costs. The amount contributed from time to time shall be the Parties' reasonable estimate of the aggregate funds required to satisfy all future liabilities and obligations contemplated by the Contingency Fund for, inter alia, a specified Program, Operation Plan or such other activities as the parties may contemplate from time to time. Contingency Fund monies, if any, will be invested and re-invested by ONCM in such liquid investments as the Management Committee may from time to time authorize. To the extent possible under then existing tax laws, the Contingency Fund will be set up and administered in such a manner as to provide the most beneficial tax treatment to the Parties.

4.6.   If there is a Change of Control of Alamos after the date hereof and before the expiry of 24 months after the Registered Operator Date operatorship to carry out the Programs on the Properties shall revert to National Gold and National Gold shall appoint its nominee as Chairman to the Management Committee and shall appoint the Third Member (hereinafter defined).

4.7.   National Gold will bear and pay the first $123,400 of Social Costs to come due after the date of this Agreement.

5.   **OPTION, RIGHT OF ENTRY AND SURRENDER OF PROPERTIES**

5.1.   National Gold hereby gives and grants to Alamos, subject to the Vendor's Consent, the sole and exclusive irrevocable right and option (the "Option") to acquire from National Gold an undivided fifty (50%) percent right, title and interest in and to the interest of National Gold in the Properties, the Assets and the Asset Purchase Agreement, subject to the Vendors' Royalty and the rights of the Vendor, by Alamos:

(a)   paying all of the financial obligations of National Gold as they come due after the date hereof under the Asset Purchase Agreement and all taxes or costs in connection with the Properties that come due after the date hereof (the "Direct Acquisition Costs") until $875,000 has been paid in the aggregate (including the $100,000 previously advanced by Alamos to National Gold and evidenced by the Promissory Note);

(b)   using reasonable best efforts to obtain the Leach Permits not later than December 15, 2002;

(c)   incurring an aggregate of $1,500,000 in Expenditures on the Properties within the later of 18 months from the Registered Operator Date and June 15, 2004;

(d)   subject to sections 5.2 and 5.3, completing the Pre-Participation Program, with the purpose of obtaining sufficient information to demonstrate the economic viability of the Properties, within the later of 18 months from the Registered Operator Date and June 15, 2004;

(e)   paying to National Gold $2,000,000 on or before 48 months from the Registered Operator Date subject to the Principal Payment Discount; and

(f)   assuming on a joint and several liability basis all obligations of National Gold, and providing all security interests, charges and liens required to be provided to the Vendor, pursuant to or in connection with the Asset Purchase Agreement and in accordance with the Vendor's Consent.

> 5.1.1   National Gold shall use its reasonable best efforts to ensure the Registered Operator Date occurs by May 31, 2002. If the Registered Operator Date has not occurred on or before May 31, 2002, each of the dates in subsections 5.1(b), (c) and (d) shall be extended by the same number of days beyond May 31, 2002 as may be required for the Registered Operator Date to occur.

5.2.   Alamos may at any time elect to extend the time limit in subsections 5.1(c) and (d) by an increment of six months by notifying National Gold in writing that Alamos will increase its Expenditures by $500,000 and by Alamos incurring an aggregate of $2,000,000 of Expenditures within such extended time period.

5.3.   In addition to the extension available to Alamos pursuant to section 5.2, Alamos may at any time elect to extend the time limit in section 5.1(d) by increments of one month to a maximum of 12 months by notifying National Gold in writing of its election and making a monthly payment of US$12,500 for each month's extension for the first six month period and a monthly payment of U.S.$25,000 for each month's extension for the second six month period.

5.4.   Alamos may elect to make its contribution to the Direct Acquisition Costs directly to the Vendor provided evidence of such payment is in a form satisfactory to National Gold acting reasonably.

5.5. During the currency of the Option, Alamos and its employees, agents and independent contractors will, subject to the provisions of this Agreement, the applicable laws and the Asset Purchase Agreement (including without limitation the Vendor's Royalty), and the rights of the Vendor, have the sole and exclusive right and option to:

(a) enter upon the Properties;

(b) have exclusive and quiet possession thereof subject to NGL's right of re-entry and other rights provided to NGL herein;

(c) do such prospecting and exploration work thereon and thereunder as Alamos in its sole discretion may deem advisable;

(d) bring and erect upon the Properties such Facilities as Alamos deems advisable;

(e) remove from the Properties and sell or otherwise dispose of Product derived from the Pre-Participation Program; and

(f) with the prior written consent of the Vendor (which may be withheld for any reason) and upon 90 days' advance notice to NGL or such lesser period of notice as the parties may agree and upon such adequate advance notice to the Vendor pursuant to and as permitted by provisions of the Asset Purchase Agreement surrender such portions of any concessions comprised in the Properties as it in its sole discretion, except as otherwise provided herein, may deem appropriate as and when required by applicable laws, provided that if NG, ONCM, AML or MB or any of their respective Affiliates subsequently reacquires a direct or indirect beneficial or legal interest of any kind whatsoever with respect to such portion of the Properties, then such portion of the Properties will once again be subject to the provisions of this Agreement.

5.6. Until the exercise of the Option, title to the Properties will remain in the name of ONCM or the Vendor, as applicable.

5.7. Upon Alamos contributing an aggregate of $875,000 towards the Direct Acquisition Costs, and provided the Option has not been terminated pursuant to Article 6, Alamos and National Gold shall equally bear the Direct Acquisition Costs, if any, prior to the Participation Date with the exception of the Expenditures in paragraph 5.1(c) which shall remain the sole obligation of Alamos. If, before Alamos has completed the expenditure of $1,500,000 pursuant to section 5.1(c), or $2,000,000 pursuant to section 5.3 as the case may be, and National Gold does not contribute its portion of the Direct Acquisition Costs, Alamos may, at its option, contribute National Gold's portion of such costs and such contribution will apply as a credit toward satisfying the contribution or expenditure obligations of Alamos pursuant to subsection 5.1(a) or (c) or section 5.3 as the case may be.

5.8. If, after Alamos has completed the Expenditure of $1,500,000 pursuant to subsection 5.1(c), or $2,000,000 pursuant to section 5.2, as the case may be, and if National Gold does not contribute its portion of the Direct Acquisition Costs, Alamos may, at its option, contribute National Gold's portion of such costs and the amount obtained by multiplying such contribution by 1.50 will apply as a credit toward satisfying the payment obligations of Alamos pursuant to subsection 5.1(e) until such payment obligations are reduced to nil and if thereafter but before the Participation Date Alamos contributes further amounts on account of National Gold's share of Direct Acquisition Costs which it has failed to contribute, then as at the Participation Date one half of the amount of such further payments will be added to Alamos's deemed Expenditures under section 10.2 and one half of the amount of such further payments will be deducted from National Gold's deemed Expenditures to determine each Participant's Interest. If, at any time before the Participation Date, Alamos does not contribute its portion of the Direct Acquisition Costs, National Gold may, at its option, contribute Alamos's portion of such costs in which event this Agreement will terminate as provided in section 6.2.

5.9.   After National Gold has paid the first $123,400 of Social Costs to come due after the date of this Agreement as provided in section 4.6, notwithstanding that Alamos may be the Operator and notwithstanding any provision in this Agreement to the contrary which gives Alamos authority or imposes on it a duty in respect of Social Costs, National Gold will continue to pay all Social Costs and will administer the program referred to in the definition of Social Costs, provided that:

(a)   National Gold, but not Alamos, may charge a 2.5% management fee in respect of such payments, which Alamos will pay to National Gold and the same shall be a credit against the Expenditures required to be made by Alamos under section 5; and

(b)   Social Costs shall be provided for in Programs and budgets and shall be treated as Direct Acquisition Costs prior to the Participation Date and as Costs after the Participation Date and shall be equally funded by Alamos and National Gold. If Alamos is the Operator, it will provide to National Gold out of the funds contributed by each party, the funds required to pay all Social Costs during the period covered by the Program and budget.

5.10.   The parties acknowledge and agree that Alamos shall not be entitled to a share of Gross Cash Flow from the Pre-Participation Program until the Participation Date. However if Gross Cash Flow are generated from the Pre-Participation Program before the Participation Date, Alamos may elect to apply them to the costs of the Pre-Participation Program provided that, subject to section 4.3, the amount thereof will not be a credit toward or reduce the amounts that Alamos is required to pay or spend pursuant to subsections 5.1(a) and (c).

5.11.   Alamos hereby forgives payment of all indebtedness evidenced by the Promissory Note and will return same to National Gold for cancellation and National Gold agrees that such forgiveness of indebtedness shall be treated as a contribution by Alamos to Direct Acquisition Costs.

6.   **TERMINATION OF OPTION AND EXCESS EXPENDITURES**

6.1.   Unless earlier exercised in accordance with its terms, the Option will terminate 60 months from the date of this Agreement.

6.2. This Agreement and, except for the provisions of section 4.1 and section 7 which shall survive termination of this Agreement, the Option will (unless otherwise agreed by National Gold in writing) terminate automatically in the event referred to in section 6.1 or in the event that Alamos fails to satisfy or perform any of the requirements in section 5.1 within the times therein provided or otherwise breaches a material term of this Agreement.

6.3. At any time prior to the exercise of the Option, Alamos will have the right, if it is not then in default under this Agreement, to terminate this agreement and the Option by giving not less than ninety (90) days' notice to that effect to National Gold and Vendor.

6.4. Any excess amount of Expenditures incurred by Alamos during the Option may be applied as a credit against any Operating Costs required to be incurred by Alamos during any subsequent period of time after the Participation Date provided however that Alamos shall have no recourse for Expenditures incurred in the event that the Option is terminated for any reason prior to the Participation Date.

7. **OBLIGATIONS AFTER TERMINATION OF OPTION**

7.1. If this agreement is terminated for any reason whatsoever prior to the exercise of the Option, this Agreement and the Option will be of no further force and effect except that Alamos will:

(a)   leave the Properties;

(i)   free and clear of all liens, charges and encumbrances arising from this agreement or its operations hereunder;

(ii)   in a safe and orderly condition;

(iii)   in good standing under the laws of the jurisdiction in which the Properties are located with respect to the filing of work for assessment up to the date which is the later of: (A) 90 days after the date on which Notice of Termination is delivered to National Gold and (B) the date of termination, and in good standing for 6 months in respect of concession taxes after the date of termination;

(b)   deliver to National Gold, within ninety (90) days of termination, a report on all work carried out by Alamos on the Properties and interpretations thereof together with copies of all sample location maps, drill hole assay logs, assay results, environmental sampling reports and other technical data compiled by Alamos with respect to work on the Properties, and copies of all correspondence between Alamos and any governmental, regulatory or other authority with respect to the Properties not previously delivered to National Gold;

(c)   at its sole cost and expense, remove or take all required remedial action with regard to any materials released by it or its contractors and agents, into the environment at, on or near the Properties for which any removal or remedial action is required pursuant to any law, regulation, order or governmental action, whether enacted, made or declared in force before or after the date hereof, and such removal or remedial action shall be undertaken in a manner so as to minimize any impact on the other party's operation, if any, on the Properties;

(d)   to the extent permitted by law, transfer and assign to ONCM all existing agreements, permits, licenses and other documents necessary or desirable to conduct exploration and development activities on the Properties;

(e)   subject to the Vendor's rights under the Asset Purchase Agreement, have the right to remove from the Properties, within six months of the effective date of termination, any Supplies or Facilities erected, installed or brought onto the Properties by or at the instance of Alamos, provided that:

(i)   Equipment and facilities that have been installed to control an environmental concern or problem may not be removed without the consent of National Gold.

(ii)   Equipment and facilities installed to monitor the environment may not be removed without the consent of each of National Gold and the Vendor.

(iii)   Equipment and facilities required to maintain other constructed facilities in an environmentally stable condition may not be removed without the consent of National Gold.

(iv)   Equipment and materials installed in the process of maintaining existing facilities may not be removed.

(v)   Fixtures within facilities existing as of the date hereof may not be removed.

(f)   indemnify and save National Gold and the Vendor harmless from all demands, claims, liabilities, losses, suits, actions, causes of action including which may arise or have arisen directly or indirectly from the acts or omissions of Alamos under this Agreement or on or in relation to the Properties, provided that Alamos shall not be liable for an omission that relates to pre-existing environmental conditions on the Properties unless Alamos' activities on the Properties aggravates existing environmental conditions, in which case Alamos shall be liable only for that portion of the damage which is attributable to such aggravation.

8.   **EXERCISE OF OPTION**

8.1.   Alamos may exercise the Option and acquire an undivided 50% right, title and interest in and to the Properties, the Assets, and the Asset Purchase Agreement, subject to the Vendor's Royalty and the rights of the Vendor, by satisfying the requirements to exercise the Option in accordance with its terms (including without limitation by assuming on a joint and several liability basis all obligations of National Gold, and providing all security interests, charges and liens required to be provided by the Vendor in form and substance satisfactory to the Vendor, pursuant to or in connection with the Asset Purchase Agreement and in accordance with the Vendor's Consent), subject to any extensions of the time for exercise of the Option granted hereunder, and by providing notice of exercise of the Option to National Gold and the Vendor.

8.2.   The notice to National Gold and Vendor under Section 8.1, to be effective, shall be accompanied by:

(a)   a certificate of a senior officer of Alamos certifying that the amount of Expenditures for a period specified in subsection 5.1 has been made;

(b)   a reasonably itemized statement of such Expenditures; and

(c)   such documentation as may be necessary to provide evidence that Alamos has fulfilled all of its obligations under section 8.1, including the written acknowledgement of the Vendor that the conditions to the Vendor's Consent have been satisfied.

8.3.   Any dispute regarding the itemized statement of Expenditures referred to in section 8.2(b) shall be resolved as follows:

(a)   the itemized statement of Expenditures referred to in section 8.2(b) will be conclusive evidence of the making of such Expenditures unless National Gold delivers to Alamos a notice reasonably questioning the accuracy of such statement within thirty (30) days of the receipt by National Gold thereof. Upon delivery by National Gold of a notice reasonably questioning the accuracy of such certificate, the matter will be referred to an outside chartered accountant as agreed upon by Alamos and National Gold, or if Alamos and National Gold can not agree upon such appointment, then as agreed upon by the Auditors for Alamos and National Gold for final determination;

(b)   the audited results shall be final and determinative for Expenditures incurred for the audited period; provided that, if such audit discloses a deficiency in the amount of Expenditures required to be incurred to maintain its option in good standing, Alamos may pay to National Gold the amount of such deficiency within 60 days following receipt of notice of such audited results, whereupon such amount shall be deemed to have been Expenditures incurred during the audited period;

(c)   the costs of the audit shall be borne by National Gold if the Alamos prepared statement was accurate within 5% and shall be borne by Alamos if such statement was not accurate within 5%; and

(d)   upon receipt of such notice from Alamos, National Gold will give notice to the Vendors of such exercise.

8.4.   Concurrently with the exercise by Alamos of the Option, National Gold will execute and deliver to Alamos a transfer in favor of MB of a fifty (50%) percent legal and beneficial interest in and to the Properties, subject to the Asset Purchase Agreement, and in such form as Alamos may require to comply with applicable Mexican law and will execute and deliver to the Vendor agreements in a form satisfactory to the Vendor and the

Vendor's counsel, acting reasonably pursuant to which Alamos will assume with National Gold, on a joint and several basis, all obligations and liabilities of National Gold pursuant to or in connection with the Asset Purchase Agreement.

9.   **ASSOCIATION OF PARTICIPANTS**

9.1.   On the Participation Date the Joint Venture will be formed and National Gold and Alamos will become associated as joint venturers for the following limited functions and purposes:

(a)   to continue to operate the Properties or portion thereof as a mine; and

(b)   to engage in such other activities as may be considered by the Participants to be necessary or desirable in connection with the foregoing.

9.2.   After the Participation Date, all transactions, contracts, employments, purchases, operations, negotiations with third parties and any other matter or act undertaken on behalf of the Participants in connection with the Assets will be done, transacted, undertaken or performed in the name of the Operator only, and no Participant will do, transact, perform or undertake anything in the name of the other Participants or in the joint names of the Participants.

9.3.   After the Participation Date, the rights and obligations of the Participants will be, in each case, several, and will not be or be construed to be either joint or joint and several except with respect to liabilities and obligations arising under or in connection with the Asset Purchase Agreement, which liabilities and obligations shall be joint and several. Nothing contained in this agreement will, except to the extent specifically authorized hereunder, be deemed to constitute a Participant a partner, an agent or legal representative of any other Participant. It is intended that this agreement will not create the relationship of a partnership among the Participants and that no act done by any Participant pursuant to the provisions hereof will operate to create such a relationship.

9.4.   Except where otherwise provided herein, after the Participation Date, each Participant will be:

(a)   liable for its Cost Share of Costs and any other costs associated with the exploration, development or operation of the Properties as a mine at such time as the liability is incurred by the Operator; and

(b)   liable for its Cost Share of any debts, liabilities or obligations arising from operations hereunder.

9.5.   Each Participant, in proportion to its Interest, will indemnify and hold the other Participant harmless from any claim of or liability to any third person asserted upon the ground that any action taken under this agreement has resulted in or will result in any loss or damage to such third person, to the extent, but only to the extent, that such claim or liability is paid by such other Participant in an amount in excess of such other Participant's Cost Share thereof and that, each Participant has consented to such settlement provided that and notwithstanding the foregoing, nothing herein shall limit Vendor's remedies or its right to proceed against, and settle with, each Participant separately.

9.6.   Each Participant will devote such time as may be required to fulfill any obligation assumed by it hereunder but, except for the parties' respective obligations hereunder in relation to the Properties:

(a)   subject to section 25, each Participant will be at liberty to engage, for its own account and without duty to account to the other Participants, in any other business or activity outside the joint venture constituted hereby, including the ownership and operation of any other concessions, permits, licenses, claims and leases wherever located;

(b)   no Participant will be under any fiduciary or other duty or obligation to any other Participant which will prevent or impede such Participant from participating in, or enjoying the benefits of, competing endeavors of a nature similar to the business or activity undertaken by the Participants hereunder; and

(c)   the legal doctrines of "corporate opportunity" or "business opportunity" sometimes applied to persons occupying a relationship similar to that of the Participants will not apply with respect to participation by any Participant in any business activity or endeavor outside the joint venture constituted hereby, and, without implied limitation, a Participant will not be accountable to the other for participation in any such business activity or endeavor outside the joint venture constituted hereby which is in direct competition with the business or activity undertaken by the joint venture.

10.   INTEREST OF PARTICIPANTS

10.1.   The Participants will each have such Interest as is determined from time to time in accordance with subsections 10.2, 10.3, 10.4 and 10.5 provided that notice of changes in such interest is delivered promptly to the Vendor.

10.2.   The Participants will, on the Participation Date, be deemed to have the following respective undivided Interests and to have incurred the following Expenditures as at the Participation Date subject to any additional amounts contributed to Direct Acquisition Costs:

Participant	Interest (%)	Deemed Expenditures
Alamos	50.00	$9,375,000
National Gold	50.00	$9,375,000

10.3.   The percentage level of each Participant's Interest will be determined from time to time as being equal to the product obtained by multiplying one hundred (100%) percent by a fraction of which the numerator is the amount of such Participant's deemed Expenditures as at the Participation Date (which includes the payment obligation of approximately $10,000,000 to the Vendor under the Asset Purchase Agreement) plus its contributions or deemed contributions to Costs since the Participation Date, and the denominator of which is the aggregate amount of all deemed Expenditures of all Participants as at the Participation Date plus all contributions or deemed contributions to Costs by all Participants since the Participation Date.

10.4.   The percentage level of the respective Interests of the Participants will not change so long as each Participant contributes its respective Cost Share of Direct Acquisition Costs and of every Program as set out in section 16. At any time and from time to time after a Participant has elected or is deemed to have elected not to contribute its Cost Share of Direct Acquisition Costs or to a Program, the Interests of the Participants will be adjusted in accordance with the formula set out in subsection 10.3.

10.5.   If as a result of adjustment pursuant to subsections 10.3 and 10.4, the Interest of a Participant is reduced to ten (10%) percent or less then the Interest of such Participant (a "Diluted Participant") will thereupon be deemed to be transferred to the other Participant (the "Remaining Participant"), and thereafter the Diluted Participant will not be a Participant but in consideration of such transfer ONCM (if National Gold is the Diluted Participant) or MB (if Alamos is the Diluted Participant) (the "Payee") will be entitled to receive, and the Remaining Participant will pay to the Payee, a 2.5% Net Smelter Returns Royalty determined and payable in accordance with the provisions of Schedule "E" hereto provided however that the Net Smelter Returns Royalty shall be subject to the restrictions on registration and transfer and the forfeiture provisions provided therein, including, without limitation, (i) the provision that the Net Smelter Returns Royalty shall be null and void and of no further force and effect if the Vendor exercises or realizes upon any of its security as provided for in the Asset Purchase Agreement or in connection therewith including, without limitation, the exercise by the Vendor of an option to acquire shares of ONCM or MB; (ii) the provision that until such time as all consideration payable under the Asset Purchase Agreement has been satisfied in full and the Asset Purchase Agreement is otherwise in good standing, neither the Remaining Participants nor the Payee may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under the Net Smelter Returns Royalty without the prior written consent of the Vendor. Any purported assignment or transfer in contravention of the foregoing shall be of no force and effect; and (iii) the provision that until such time as all consideration payable under the Asset Purchase Agreement has been satisfied in full and the Asset Purchase Agreement is otherwise in good standing, the Remaining Participant and the Payee will not file, enter, record, register, deposit or otherwise have noted the Net Smelter Returns Royalty in any registry or office of public record, including, without limitation, in the records of the Dirección General de Minas, the General Bureau of Mines responsible for recording title to mineral concessions in the state of Sonora in the United Mexican States. Upon such transfer, the Diluted Participant will forthwith execute and deliver to the Remaining Participant all such documents as may, in the reasonable opinion of counsel for the parties hereto, be necessary to transfer to the Remaining Participant all Interest of the Diluted Participant subject to the right of the Payee to receive the Net Smelter Returns Royalty as set out in this section 10.5 herein.

10.6. If the Interest of a Diluted Participant is transferred to the Remaining Participant in consideration of the Net Smelter Returns Royalty pursuant to section 10.5, then any decision thereafter concerning the Properties will be at the sole discretion of the Remaining Participant and the Remaining Participant will be under no obligation and nothing in this agreement will be construed as creating an obligation upon the Remaining Participant to operate the Properties as a mine. If the Remaining Participant commences the operation of the Properties as a mine, it will have the unfettered right to suspend or curtail any such operation as it in its sole discretion may deem advisable.

11. **OPERATOR**

11.1. Alamos or any wholly owned Mexican subsidiary of Alamos acceptable to the Vendor in its sole discretion will be the initial Operator and will act as the Operator under this agreement until it resigns or is replaced in accordance with the provisions hereof.

11.2. The Operator may resign as Operator at any time by giving not less than one hundred and twenty (120) days' prior notice to the Management Committee, or such shorter period as the Management Committee may agree to, and within such one hundred and twenty (120) day or shorter period the Management Committee will appoint another party acceptable to the Vendor in its sole discretion who covenants to act as the Operator upon the terms and conditions hereof and such other terms and conditions as the Management Committee may agree provided that such other terms or do not violate the terms of the Asset Purchase Agreement.

11.3. If the Operator fails to perform in a manner that is consistent with good mining practice or fails to perform in a manner consistent with its duties and responsibilities under this agreement, it will be in default and the Management Committee will give to the Operator written notice setting forth particulars of the Operator's default. The Operator will, within thirty (30) days of receipt of such notice, remedy the default. Failure of the Operator to remedy the default within such thirty (30) day period (unless such default is of such a nature as cannot be cured within such period, in which case the Operator must commence to remedy such default within such thirty (30) day period and thereafter to proceed continuously and diligently to complete all required remedial action) will be grounds for termination of the Operator's appointment effective upon notice to that effect from the non-Operator, provided that no steps will be taken to remove or replace the Operator in such circumstances while the Operator is contesting in good faith the alleged default. On any termination of the Operator's appointment hereunder, a meeting of the Management Committee will forthwith be convened to appoint another Operator (and in respect of which vote the Operator's representatives will not have any vote).

11.4. If:

(a) a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of the Operator's assets is appointed and such appointment is neither made ineffective nor discharged within sixty (60) days after the making thereof, or such appointment is consented to, requested by, or acquiesced in by the Operator;

(b)   the Operator fails to pay or to contest in good faith any substantial portion of such bills as are chargeable to the Operator in respect of the Joint Venture within sixty days after they are due;

(c)   the Operator commences a voluntary case under applicable bankruptcy, insolvency or similar law now or hereafter in effect, or consents to the entry of an order for relief in any involuntary case under any such law or to the appointment of or the taking possession of by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of any substantial part of its assets, or makes a general assignment for the benefit of its creditors, or fails generally to pay its debts as such debts become due, or takes corporate or other action in furtherance of any of the foregoing; or

(d)   the Operator undergoes a Change of Control within 24 months of the Registered Operator Date as set out in section 4.5 or at any time during the currency of the Joint Venture holds less than a 50% interest in the Properties;

then in any such case NGL shall forthwith have the right to appoint one of its nominees to the position of Chairman of the Management Committee and the Management Committee may forthwith, upon notice, terminate the appointment of such Operator and may simultaneously appoint NGL or a new Operator (and in respect of such matters, the representatives of the Operator will not have any vote).

11.5.   If the Operator fails to contribute its Cost Share of a Program, NGL shall forthwith have the right to appoint one of its nominees to the position of Chairman of the Management Committee and the Management Committee may forthwith, upon notice, terminate the appointment of such Operator and may simultaneously appoint a NGL as a new Operator for the duration of that Program (and in respect of such matters, the representatives of the Operator will not have any vote). Following completion of that Program, the Operator which was replaced will again become the Operator, subject to section 15.1(b) and to the continuous application of this section 11.5.

11.6.   Upon ceasing to act as Operator, for any reason, the former Operator will forthwith deliver to the new Operator custody of all Assets and any books and records pertaining to the Assets which it prepared or maintained in its capacity as Operator. The new Operator will assume all of the rights, responsibilities, duties and status of the previous Operator as provided in this agreement. The new Operator will have no obligation to hire any of the employees of the former Operator.

11.7.   Prior to the Participation Date, title to the Assets shall be held by and in the name of ONCM. After the Participation Date, title to any of the Assets held by the Operator, or a Participant, will be held by the Operator, or such Participant, in trust for the Participants and the Vendor (to the extent the Vendor has an interest in such Assets pursuant to or arising out of the Asset Purchase Agreement), and title to the Properties shall remain in the name of ONCM and upon Alamos validly exercising the Option to acquire an Interest , at the request of Alamos and if so possible under the mining laws of Mexico National Gold shall execute and deliver such transfers, deed and other instruments as may be necessary to transfer to Alamos title in the Properties equal to its then Interest.

12.   **POWER AND AUTHORITY OF OPERATOR**

12.1.   After the Participation Date and subject to the control and direction of the Management Committee and the Asset Purchase Agreement, the Operator will have full right, power and authority to do everything necessary or desirable in accordance with good mining practice in connection with the exploration and development of the Properties and to determine the manner of operation of the Properties as a mine including, without limiting the generality of the foregoing, the right, power and authority to:

(a)   prepare and present to the Management Committee proposed Programs;

(b)   implement any Program in accordance with section 16;

(c)   regulate access to the Properties subject only to the rights of the Participants set out herein;

(d)   employ and engage such employees, agents, and independent contractors as it may consider necessary or advisable to carry out its duties and obligations hereunder and in this connection to delegate any of its powers and rights to perform its duties and obligations hereunder, but the Operator will not enter into contractual relationships with an Affiliate except on terms which are arms length commercially competitive;

(e)   from and after such time as payment in full has been made to the Vendor for all liabilities, indebtedness and obligations by the parties hereto, exclude any part of the Properties, from this agreement provided it will give the Vendor adequate notice in accordance with the Asset Purchase Agreement as well as giving ninety (90) days' prior notice to the Participants of its intention to do so and if either of the Participants (but not both) notifies the Operator within such sixty (90)**[???]** day period of its desire to hold such part of the Properties the Operator will deliver to such Participant, so far as is possible, duly executed transfers of the Properties in registrable form in favor of such Participant transferring such part of the Properties to such Participant, and any such part of the Properties so transferred will no longer be subject to this Agreement, provided that if NG, ONCM, AML or MB or any of their respective Affiliates subsequently reacquires a direct or indirect beneficial or legal interest of any kind whatsoever with respect to such portion of the Properties, then such portion of the Properties will once again be subject to the provisions of this Agreement.; and

(f)   charge the Participants, in lieu of any charges whatsoever for overhead, management, head office and other unallocable costs, an overhead fee which will initially be equal to a percentage of all Operating Costs other than the Vendors' Royalty and Direct Acquisition Costs which shall be payable monthly in arrears for the Costs incurred in that month, on the basis that such fees will be reviewed periodically by the Management Committee and, if proven to be excessive or insufficient, will be adjusted by the Management Committee on the basis that the Operator should neither materially profit nor lose by acting as such provided however that such charges provided in this Section 12.f(1) of this Agreement, directly or indirectly, shall not be duplicated by the Operator in connection with a Program to the extent that such duplicate charges would lead to a reasonable inference of duplicate billing of an expense or charge. The percentage aforesaid will be five percent (5%) of all Operating Costs other than Direct Acquisition Costs incurred in a calendar year in which Gross Revenues (as defined in Schedule E) are less than $17,500,000 and shall be two and one half percent (2.5%) in which Gross Revenues are greater than $17,500,000 in such calendar year.

13. **DUTIES AND OBLIGATIONS OF THE OPERATOR**

13.1. The Operator will have such duties and obligations as the Management Committee may from time to time determine including, without limiting the generality of the foregoing, the following duties and obligations subject to contribution of Costs by the Participants and subject to the overall direction and control of the Management Committee:

(a) to propose to the Participants and, if approved by the Management Committee, to implement Programs;

(b) to manage, direct and control all exploration, development and production operations in, on and under the Properties, in a prudent and workmanlike manner, and in compliance with all applicable Federal, State and local laws, rules, orders and regulations;

(c) to prepare and deliver to each of the members of the Management Committee:

(i) written quarterly progress reports of the work completed in the last calendar quarter and presently in progress and results obtained,

(ii) comprehensive annual reports on or before March 31 of each year covering the activities hereunder and results obtained during the calendar year ending on December 31st immediately preceding, accompanied by copies of all data, reports and other information on or with respect to the Properties not already provided to the Management Committee, and

(iii) during periods of active field work, timely written current reports and information on any material results obtained, accompanied by copies of all relevant data, reports and other information concerning such results, all as necessary to permit each Participant to meet its continuous disclosure obligations under applicable legislation and the requirements of the Exchange;

(d) subject to the terms and conditions of this agreement, to keep the Properties in good standing and free and clear of liens, charges and encumbrances of every character arising from operations hereunder (except liens for taxes not yet due, other inchoate liens and liens contested in good faith by the Operator), and to proceed with all diligence to contest or discharge any lien that is filed;

(e) to account to the Participants for all contributions to Costs and for all insurance recoveries, settlements and other receipts on behalf of the Participants;

(f)   to maintain true and correct books, accounts and records of operations hereunder;

(g)   to permit the Participants, at their own expense, to inspect, take abstracts from or audit any or all of the records and accounts referred to in paragraph 13.1(f) during normal business hours and upon seven (7) days' prior notice;

(h)   unless otherwise agreed by the Participants that it is not economically feasible, obtain and maintain in force all policies of property damage, including but not limited to policies related to environmental hazards and third party liability insurance, or cause any contractor engaged hereunder to obtain and maintain, reasonable, adequate and prudent insurance coverage with respect to activities on or with respect to the Properties as is customarily obtained by a reasonable and prudent Operator on similar properties in Mexico and to have the Participants and the Vendors included as named insureds and to provide proof of each such insurance policy to the Participants and the Vendors upon obtaining such policies, to prosecute all insurance claims and not to settle or compromise any insurance claims in excess of ONE HUNDRED ($100,000) DOLLARS without the unanimous approval of the Participants;

(i)   to permit the Participants or their representatives duly appointed in writing, at their own expense and risk, access to the Properties and all data derived from carrying out work hereunder, provided that in exercising such right the Participants will not unreasonably interfere with the activities of the Operator and that each of the Participants and their respective representatives will defend, indemnify and save harmless the Operator and its directors, officers, employees and agents from and against all and any losses, damages, expenses, claims, suits, actions and demands of any kind or nature whatsoever in any way referable to or arising out of the entry, presence or activities of the Participants or their representatives in connection with access to the Properties and the records of the Operator under this paragraph (j) including, without limitation, bodily injuries or death or damage to property at any time resulting therefrom;

(j)   to arrange for and maintain workers' compensation or equivalent coverage for all eligible employees engaged by the Operator in accordance with local statutory requirements;

(k)   to perform its duties and obligations in a manner consistent with good international exploration and mining practices; and

(l)   to transact, undertake and perform all transactions, contracts, employments, purchases, operations, negotiations with third parties and any other matter or thing undertaken on behalf of the Participants in the Operator's name only.

14.   **MANAGEMENT COMMITTEE**

14.1. The Participants will, as soon as is practicable after the Participation Date, establish a Management Committee consisting of one member and one alternate member representing each Participant together with a third member (the "Third Member") nominated by Alamos and accepted, in writing, by National Gold, provided that National

Gold shall have the right to appoint the Third Member if Alamos as Operator contravenes any of sections 11.4(a)(b)(c) or 11.5 or if the interest of Alamos in the Properties is reduced to below 50%.

14.2.   A Participant may from time to time revoke in writing the appointment of either or both of its member(s) to the Management Committee and appoint in writing another in his place. A Participant may from time to time in writing appoint one alternate member for a member theretofore appointed by such Participant.   Alternate members may attend meetings of the Management Committee, and in the absence of a member, his alternate may vote and otherwise act in his stead and place. Whenever any member or alternate member votes or acts, his votes or actions will for all purposes of this agreement be considered the actions of the Participant whom he represents. The Participants will give written notice to each other from time to time as to names, addresses and telephone numbers of their respective members and alternates on the Management Committee.

14.3.   Meetings of the Management Committee will be held at such times as the Operator deems appropriate but in any event not more frequently than once every three (3) months and not less than once each year. A meeting of the Management Committee may take place by means of conference telephones or other communication facilities by which means all Participants or their alternates participating in the meeting can hear each other. The persons participating in a meeting in accordance with this subsection will be deemed to be present at the meeting and to have so agreed and will be counted in the quorum therefore and be entitled to speak and vote threat.

14.4.   Meetings of the Management Committee may be called by the Operator or any Participant by giving ten (10) days' notice to all Participants in accordance with subsection 14.12 and 14.13.

14.5.   The Operator's representative, if the Operator is a Participant, will be designated as the chairman of the Management Committee on a yearly basis or, if the Operator is not a Participant, a representative of the Participant having the largest Interest will be the chairman. If the Participants have equal Interests and the Operator is not a Participant, one of the representatives of Alamos will be the chairman (the "Chairman").

14.6.   The Operator will consult freely with the Management Committee and the members thereof, and keep them fully advised of the present and prospective operations and plans.

14.7.   Voting by the Management Committee may be conducted by verbal, written, facsimile or telex ballot.

14.8.   Except as hereinafter provided, a quorum of any meeting of the Management Committee will consist of at least one (1) member or alternate member appointed by each Participant. If a quorum is not present within thirty (30) minutes after the time fixed for holding any such meeting, the meeting will be adjourned to the same day in the next week (unless such day is not a Business Day in which case it will be adjourned to the next following Business Day thereafter) at the same time and place. At the adjourned meeting the members or alternate members present in person (which may be only one person) will form a quorum and may transact the business for which the meeting was originally convened.

14.9. Each Participant, through the member appointed by it to the Management Committee (or alternate member in the absence of the voting member) will have a number of votes equal to the Interest held by the Participant such member or alternate member represents.

14.10. Except as otherwise provided in this agreement, all decisions of the Management Committee will be by the affirmative vote of a simple majority of the votes represented by voting members in attendance.

14.11. In the case of an equality of votes on any matter which cannot be resolved by agreement within a reasonable time (not to exceed seven (7) days) the Third Member will have a casting vote. Except in such circumstances the Third Member will not have a vote.

14.12. Notice of any Management Committee meeting will be given at least ten (10) days prior to the date fixed for such meeting. All meetings will be held at such place as may be designated by the Operator unless otherwise agreed to by all the Participants. Each Participant will bear the costs of its representatives in preparing for and attending meetings of the Management Committee. The payment of Management Committee fees to representatives of the Management Committee will be determined by the Participants on a yearly basis at rates to be mutually agreed upon by the Participants.

14.13. There will be included with a notice of meeting an agenda and such material and data as may be reasonably required to enable the members of the Management Committee to determine the position they should take in respect of any vote or election to be made at such meeting.

14.14. The Operator will have the responsibility of appointing a secretary for the Management Committee (who need not be a member thereof) and of preparing and distributing notices and agendas of meetings and keeping records of the proceedings at such meetings and distributing such records to the Participants.

14.15. The following actions will be undertaken by the Operator only pursuant to a resolution of the Management Committee passed by the votes of one or more voting members representing a Participant or Participants holding, in the aggregate, not less than a seventy (70%) percent Interest:

(a)   the voluntary suspension of operations, following operating the Properties as a mine for more than 30 days in any 12 month period, or the permanent shutdown of any Facilities;

(b)   any Program requiring aggregate expenditures in excess of $1,000,000 in any one year;

(c)   the terms of engagement of the Operator, other than the charges specified in paragraph 12.1(f) or as provided in subsections 11.3, 11.4 and 11.5 or paragraph 15.1(b);

(d)   the abandonment, sale or other disposition of any Assets or series of related Assets (other than the Properties) having an aggregate fair market value in excess of ONE HUNDRED THOUSAND ($100,000) DOLLARS; or

(e)   the entry into any contract or commitment by the Operator with itself or an Affiliate which is not accompanied by evidence of the competitive nature of the pricing thereof.

15.   POWERS OF MANAGEMENT COMMITTEE

15.1.   The Management Committee will, without limiting any of its powers as specified elsewhere in this agreement, have the exclusive right, power and authority to:

(a)   approve, modify, or reject or request the revision of, any Program proposed by the Operator or any other Participant;

(b)   appoint a new Operator if the Interest of the Participant acting as Operator (together with the Interest(s) of any Affiliates of such Participant) is reduced to less than fifty (50%) percent;

(c)   subject to paragraph 12.1(f), determine the terms of engagement of the Operator, including any remuneration payable to the Operator;

(d)   approve or reject the sale, abandonment or disposition of any part of the Assets (other than the Properties); and

(e)   approve, by unanimous vote, a form of accounting procedure for all Costs to be charged to the Participants by the Operator, such procedure to be consistent with then prevailing industry standards (any amendments thereto also requiring a unanimous vote).

16.   OPERATING PROGRAMS, BUDGETS, PAYMENTS AND FUNDS

16.1.   After the Participation Date, all mining operations on the Properties will be planned and conducted and all estimates, reports and statements will be prepared and made on the basis of an operating year. The first operating year will be the period from the Participation Date to December 31st of the same calendar year and thereafter each operating year will coincide with the calendar year (an "Operating Year").

16.2.   Prior to the beginning of each Operating Year the Operator will prepare and deliver to the Participants an operating plan for the ensuing Operating Year (an "Operating Plan"). The Operating Plan applicable to the first Operating Year will be submitted not later than six months after the Participation Date, and the Operating Plan for each subsequent Operating Year will be submitted not later than October 1, in the year immediately preceding the Operating Year to which such Operating Plan relates. Each Operating Plan will contain, with reference to the Operating Year to which it relates, the following:

(a)   a plan of proposed mining operations including, without limiting the generality of the foregoing, particulars of any special items such as:

(i)   a major increase in the capacity of Facilities,

(ii)   additional general exploration of the Properties outside the area of the mine,

(iii)   opening and equipping an additional mine or mines on the Properties, or

(iv)   a substantial or radical departure from development or mining plans previously followed by the Operator;

(b)   a detailed estimate of all Operating Costs plus a reasonable allowance for contingencies;

(c)   an estimate of the quantity of Product to be produced; and

(d)   such other facts and figures as may be necessary to give the other Participants a reasonably complete picture of the results the Operator plans to achieve;

(e)   and the Operator will promptly supply to each Participant any additional or supplemental information which that Participant may reasonably require in respect of the Operating Plan.

16.3.   Each Participant will have thirty (30) days from receipt of any annual Operating Plan within which to consider such Operating Plan following which a meeting of the Management Committee will be called to deal with any objections and alternative proposals. The proposed Operating Plan will then be voted on by the Management Committee.

16.4.   Based upon the budgets submitted to and approved by the Management Committee, as the same may be revised by the Management Committee from time to time, the Operator will submit to each Participant which has elected to participate therein on or before the 15th day of each month an estimate of the cash requirements for the next month which will show:

(a)   separately, the estimated cash disbursements which the Operator will be required to make for Operating Costs and any other expenditures approved by the Participants;

(b)   the extent, if any, to which such disbursements will be satisfied out of cash in the Operating Fund (as hereinafter defined) after allowing for the cash balance to be maintained in the Operating Fund as approved by the Management Committee;

(c)   the amounts, if any, which were credited to each Participant in the immediately preceding month;

(d)   the Cost Share which each Participant will be required to furnish to the Operator for such disbursements; and

(e)   the account into which the required funds are to be deposited.

16.5. Within ten (10) days after the receipt of each such cash estimate, the Participants which elected to participate will each remit to the Operator their respective Cost Shares required under paragraph 16.4(d) and if any Participant fails to pay all or any part of its Cost Share pursuant to paragraph 16.4(d) the Operator will be entitled to pay the unpaid share of that Participant. If the Operator pays such unpaid share it will be entitled to recoup such amount, together with interest thereon at a rate equal to the greater of FIFTEEN (15%) percent per annum and Prime Rate plus FIVE (5%) percent per annum, compounded semi-annually, not in advance, on June 30 and December 31 in each year, pursuant to subsection 17.3.

16.6. Prior to incurring any Operating Costs hereunder or as soon as reasonably practicable thereafter, the Operator will open an account or accounts in the name of ONCM with bank(s) approved by the Management Committee for the purpose of establishing and maintaining therein at all times a cash fund (the "Operating Fund") from which Operating Costs will be paid by the Operator or from which the Operator may be reimbursed for Operating Costs spent by it.

16.7. All money received by the Operator from the Participants and the payment of the Operator's invoices for accrued Operating Costs will be deposited in the Operating Fund and, in addition, each Participant will deposit or cause to be deposited in the Operating Fund at the times and in the manner provided in subsection 16.7 the sums provided for therein. The total amount of deposits in the Operating Fund, regardless of the source thereof, will at no time exceed the gross Operating Costs of the Operator for the then current and next succeeding month as estimated in the Operating Plan then in effect.

17. **DISPOSITION OF PRODUCTION**

17.1. Subject to the provisions of subsection 17.3, and either payment of or arrangement for the adequate provisions for the Vendor's Royalty in accordance with the Asset Purchase Agreement, for any period after the Participation Date, and provided that each Participant has paid to the Operator its respective Cost Share of Operating Costs for that period, and that National Gold is not in default under the Asset Purchase Agreement, each Participant will take in kind, and separately dispose of, Product in proportion to its then Interest. Division of Product will take place at the Facilities unless in the reasonable opinion of the Operator an equitable division of Product cannot be performed at the Facilities in which event division of Product will be preformed at the refinery or other facilities at which an equitable division can be made by separation of payable metals.

17.2. For purposes of determining the value of Product taken in kind pursuant to subsection 17.3, each Participant's share of Product will be valued at the time of delivery to the Participants (or purchase or sale by the Operator pursuant to subsection 17.5) and at a value equal to that received by the Participant acting as Operator for its share of such Product after deduction of:

(a) all costs of transporting Product, including insurance, from the Properties to the place of delivery designated by the purchaser of such Product;

(b)   such reasonable charge for marketing Product as is consistent with generally accepted industry marketing practices; and

(c)   all taxes (other than income taxes), royalties or other charges or imposts provided for pursuant to any law or legal obligation imposed by any government if paid by such Participant in connection with the disposition of Product taken in kind.

17.3.   If the Operator makes any payment on behalf of a Participant pursuant to subsection 16.5, after payment of the Vendor's royalty and subject to the rights, powers and remedies of the Vendor under or pursuant to the Asset Purchase Agreement, it will have the prior and preferred right to receive that Participant's share of Product pursuant to subsection 17.1 until the Operator has received Product in kind of a value equal to the actual payment made by the Operator pursuant to subsection 16.5 together with interest as provided therein on the outstanding balance from time to time from the date of advance of such funds;

17.4.   Any extra expenditure incurred by reason of the taking in kind or separate disposition by a Participant of its proportionate share of Product will be borne by that Participant and that Participant will be required to construct, operate and maintain, at its own expense, any and all facilities which may be necessary to receive, store and dispose of its share of Product.

17.5.   If any Participant fails to make the necessary arrangements to take in kind or separately dispose of its proportionate share of Product, the Operator may, as agent for such Participant, upon reasonable notice to such Participant, purchase for its own account, sell or stockpile such Participant's share of Product, subject to the right of such Participant to revoke at will the Operator's authority under this subsection in respect of Product not then purchased by the Operator or committed for sale to others, and the Operator will be entitled to deduct from the sale proceeds all costs of or related to stockpiling or marketing such Product including, without limitation, transportation, storage, commissions, and discounts, but all contracts of sale executed by the Operator for a Participant's share of Product pursuant to this subsection will be only for such reasonable periods of time as are consistent with the minimum needs of the industry under the circumstances and in no event will any such contract be for a period in excess of one year.

17.6.   Proceeds, if any, from the sale by the Operator of Product pursuant to subsection 19.5 will be calculated by the Operator separately for each Participant at the end of each calendar month and will be paid monthly within twenty-one (21) days after the end of each such calendar month following payment to the Operator by each Participant of its respective Cost Share of Operating Costs outstanding as at the end of that calendar month.

17.7.   If a Participant, any Affiliate of a Participant or any person with whom a Participant is not dealing at arm's length is a purchaser of Product from a Participant or a supplier of services or goods to a Participant, and if the value of such Product, goods or services is to be used to determine any matter arising under this section 17, such Participant will be deemed to receive prevailing market prices for all Product so sold and to have paid the lesser of fair market value or the price actually paid for such goods or services.

18. **AUDIT**

18.1. The records relating to Product taken in kind or to the calculation of proceeds from the sale thereof will be audited annually at the end of each fiscal year of the Operator by an independent firm of chartered accountants as agreed upon by Alamos and National Gold, or if Alamos and National Gold can not agree, then as agreed upon by the Auditors for Alamos and National Gold and upon completion of such audit:

(a)   any adjustments required by such audit will be made forthwith; and

(b)   a copy of the audited statements will be delivered to the Participants and to the Vendor (so long as any amounts are owed Vendor under the Asset Purchase Agreement);

(c)   and all such accounts and records will be deemed to be correct and accurate unless questioned by a Participant within six (6) months following the delivery of such audited statements.

18.2. The Participants and the Vendor (so long as any amounts are owed Vendor under the Asset Purchase Agreement), or any of them, at reasonable times and upon not less than seven (7) days' notice to the Operator, will have the right to inspect, audit and copy the Operator's accounts and records relating to the accounting for Product taken in kind or to the determination of proceeds from the sale thereof for any calendar year within six (6) months following the end of such calendar year.   The Participants will make all reasonable efforts to conduct audits in a manner which will result in a minimum of inconvenience to the Operator.

18.3. If an audit conducted for a Participant pursuant to subsection 18.2 shows a discrepancy of less than two (2%) percent or less from the audit conducted for the Operator pursuant to subsection 18.1, the cost of such audit will be solely borne by the Participant causing it to be conducted. If an audit conducted for a Participant pursuant to subsection 18.2 shows a discrepancy of more than two (2%) percent from the audit conducted for the Operator pursuant to subsection 18.1, and the Participants cannot resolve such discrepancy, a third audit will be conducted by a mutually acceptable independent firm of chartered accountants, the Participants hereby agreeing to accept such third audit as final and that:

(a)   any adjustments required by such audit will be made forthwith; and

(b)   if the third audit shows a discrepancy of more than one (1%) percent from the audit conducted by the Operator pursuant to subsection 180.1, the Operator will bear the cost of the audits pursuant to subsections 18.2 and 18.3, otherwise such audits will be for the sole account of the Participant having the audit conducted pursuant to subsection 18.2.

19. **SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION**

19.1. Subject to subsection 19.2, each party agrees that all information obtained hereunder will be the exclusive property of the parties and not publicly disclosed or used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or with the written consent of the other party, such consent not to be unreasonably withheld; provided that and notwithstanding the foregoing, nothing herein shall limit or prevent the disclosure of information obtained hereunder to Vendor.

19.2. Consent to disclosure of information pursuant to subsection 19.1 will not be unreasonably withheld where a party wishes to disclose any such information to a third party for the purpose of arranging financing for its contributions hereunder or for the purpose of selling its Interest as permitted by section 21, provided that such third party first enters into a written agreement with the parties that any such information not theretofore publicly disclosed will be kept confidential and not disclosed to others. If a response to a request for consent to disclosure made to a Participant is not received by the Participant making the request for disclosure within five (5) business days of the making thereof, the consent of the Participant to whom the request is made will be deemed to have been granted (subject to compliance by such Participant with the other provisions of this) subsection 19.2).

19.3. Each party will, prior to making any press release or other written public disclosure, provide to the other a draft not less than twenty-four (24) hours prior to the proposed release thereof and will, prior to making such disclosure, consider the comments of the other party with respect to such draft in finalizing the disclosure.

19.4. No party will be liable to any other for the fraudulent or negligent disclosure of information by any of its employees, servants or agents, provided that such Participant has taken reasonable steps to ensure the preservation of the confidential nature of such information.

20. **LIMITED CHARGING**

20.1. Notwithstanding the provisions of sections 21 or 24, but solely for the purpose of financing its Cost Share following the Participation Date and repayment of any third party financing, a Participant may, at any time upon prior written notice to Vendor, mortgage, charge or otherwise encumber the whole or any part of its Interest, upon the condition that such charge does not rank in priority to or pari passu with any such interest held by the Vendors, and the chargee (hereinafter called the "Chargee") first enters into a written agreement with the other Participants in form satisfactory to counsel for such Vendor acting reasonably and other Participants, binding upon the Chargee, as set out in subsections 20.2 and 20.3.

20.2. Subject to the prior rights of the Vendor, if the Chargee is not engaged, directly or indirectly, in metal mining or exploration:

(a)   the Chargee may, following written notice to Vendor, take possession of the encumbering Participant's Interest subject to the terms of this agreement; and

(b)   any disposition by the Chargee of the encumbering Participant's Interest must be preceded by written notice to Vendor and will only be of all of such Interest and will be offered firstly to the remaining Participant (such offer to be accepted, if at all, within sixty (60) days of the making thereof) and only thereafter, on the same terms, to other parties, such sale to be subject to the purchaser entering into a written agreement with the remaining Participant whereby such purchaser assumes all obligations of the encumbering Participant under the terms of this agreement.

20.3.   Subject to the prior rights of the Vendor, if the Chargee is engaged, directly or indirectly, in metal mining or exploration:

(a)   such encumbrance must be preceded by written notice to Vendor and will be subject to the provisions of this agreement and the Chargee will not enter into possession or institute any proceedings for foreclosure or partition of the encumbering Participant's Interest;

(b)   the Chargee's remedies under the encumbrance will be limited to the sale (after written notice to Vendor) of the whole, (but only of the whole), of the encumbering Participant's Interest to the remaining Participant, or if such Participant declines to acquire such interest, or does not indicate acceptance thereof, within sixty (60) days of such Interest being offered to it, then (after written notice to Vendor) at a public auction to be held after ninety (90) days prior notice to the remaining Participant, such sale to be subject to the purchaser entering into a written agreement with the remaining Participant whereby such purchaser assumes all obligations of the encumbering Participant under the terms of this agreement; and

(c)   if the Interest of any Participant is forfeited, the right of such Participant to act as Operator will cease.

21.   **RESTRICTIONS ON ALIENATION**

21.1.   Neither NGL nor AML (the "Transferor") will transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer or alienate or agree to transfer or alienate (all of which are collectively referred to in this section 21 as a "Transfer") any or all of its shareholdings in ONCM or MB or its Interest, rights under this Agreement or Net Smelter Returns Royalty (collectively, a party's "Holdings") except in accordance with this section 21. Neither ONCM nor MB will transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer or alienate or agree to transfer or alienate any rights or interests that it holds in the Assets or under this Agreement or Net Smelter Returns Royalty.

21.2.   No Transfer of any of a party's Holdings will be effective unless the consent of the Vendor is obtained in accordance with the Asset Purchase Agreement, the Transferor is not in material default of any term or provision of this Agreement at the time of Transfer and until any proposed assignee, transferee, purchaser, grantee or encumbrancer of such Holdings ("Transferee") has executed and delivered to all parties, including the Vendor, an agreement in form and substance satisfactory to counsel for all such remaining parties, related to this Agreement, containing:

(a)   a covenant by such Transferee with all parties to perform all of the obligations of the Transferor to be performed under this Agreement and the Asset Purchase Agreement in respect of the Holdings to be acquired by the Transferee; and

(b)   a provision subjecting any further Transfer of such Holdings to the provisions of this section 21.

21.3.   No Party will Transfer any of its Holdings except:

(a)   pursuant to a binding agreement in writing;

(b)   as a single transaction not directly or indirectly part of some other sale or purchase or agreement for any additional consideration of any nature whatsoever; and

(c)   where the party has notified the Vendor in accordance with the Asset Purchase Agreement and the Vendor has consented to such transfer in accordance with the Asset Purchase Agreement.

21.4.   Any party (in this section called the "Offeror") intending to Transfer its Holdings will first give notice to the other party (in this section called the "Offeree") of such intention together with the terms and conditions on which the Offeror intends to Transfer its Holdings.

21.5.   If any party (in this section also called the "Offeror") receives any offer to Transfer its Holdings which it intends to accept (the "Third Party Offer"), the Offeror will not accept the Third Party Offer unless and until the Offeror has first offered to Transfer its Holdings to the other party (in this section also called the "Offeree") on the same terms and conditions as contained in the Third Party Offer and such offer to the Offeree by the Offeror has not been accepted by the Offeree in accordance with subsection 21.8.

21.6.   Any communication of an intention to sell pursuant to subsection 21.5 or an offer to sell pursuant to 21.6 (each an "Offer" for the purposes of this section 21 only) will be delivered in accordance with section 21 and will:

(a)   set out fully and clearly all of the terms and conditions of any intended Transfer together with a currency equivalent of any non-cash consideration in Canadian dollars and an explanation of the manner in which such currency equivalent was obtained;

(b)   if it is made pursuant to subsection 21.6, include a photocopy of the Third Party Offer and clearly identify the offering party and include such information as is known by the Offeror about such offering party;

and such communication will constitute an Offer by the Offeror to the Offeree to Transfer the Offeror's Holdings to the Offeree on the terms and conditions set out in such Offer.

21.7.   Any Offer made as contemplated in subsection 21.7 will be open for acceptance by the Offeree for a period of ninety (90) days from the date of receipt of the Offer by the Offeree.

21.8.   If the Offeree accepts the Offer within the time limited such acceptance will constitute a binding agreement between the Offeror and the Offeree to Transfer the Holdings on the terms and conditions set out in such Offer, provided such sale and purchase must close within ninety (90) days following the acceptance of such Offer by the Offeree.

21.9.   If the Offeree does not accept the Offer within the time limited the Offeror may complete a Transfer of the Holdings on terms and conditions which are no more favorable to the proposed transferee than those set out in the Offer and, where the Offer is made pursuant to subsection 23.6, only upon exactly the same terms as, and to the party making, the Third Party Offer to the Offeror, and in any event such Transfer must be completed within one hundred and twenty (120) days from the expiration of the right of the Offeree to accept such Offer or the Offeror must again comply with the provisions of this section with respect to the Holdings.

21.10. While any Offer is outstanding no other Offer may be made until the first mentioned Offer is disposed of and any sale resulting therefrom completed in accordance with the provisions of this section 21.

21.11. Each party agrees that its failure to comply with the restrictions set out in this section 21 would constitute an injury and damage to the other party impossible to measure monetarily and, in the event of any such failure the other party will, in addition and without prejudice to any other rights and remedies at law or in equity, be entitled to injunctive relief restraining or enjoining any Transfer of an Holding, save in accordance with the provisions of this section, and any party intending to make a Transfer, or making a Transfer, of its Holdings contrary to the provisions of this section 21 hereby waives any defense it might have in law to such injunctive relief.

21.12. Subject to the restrictions otherwise provided for herein, if the Operator sells, assigns or transfers its Holdings to a Transferee which is not an Affiliate of the Operator, its right to be Operator under this agreement will be included in such sale, assignment or transfer only if, in the opinion of the Management Committee expressed in a resolution passed by voting members representing Participants holding, in the aggregate, not less than an eighty (80%) percent Interest, the Transferee is capable of assuming and performing the duties and obligations of the Operator imposed under this agreement.

21.13. Nothing in this section 21 will prevent:

(a)   a sale or assignment by a party of all of its Holdings to an Affiliate provided that such Affiliate first complies with the provisions of subsection 21.2 (including obtaining the consent of the Vendor) and agrees with the other party in writing to retransfer such Holdings to the originally assigning party before ceasing to be an Affiliate of such party;

(b)   a recalculation of an Interest pursuant to Section 10 or the transfer of an Interest in consideration of a Net Smelter Returns Royalty pursuant to subsection 10.5; or

(c)   a disposition pursuant to an amalgamation or corporate reorganization which will have the effect in law of the amalgamated or surviving entity possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor entity provided that in the case of each of subsections 21.13(a), (b) or (c), the consent of the Vendor in accordance with the Asset Purchase Agreement has been obtained.

22.   LIABILITY OF THE OPERATOR AND INDEMNITY

22.1.   Except as hereinafter provided, after the Participation Date, the Participants will indemnify and save the Operator harmless from and against any loss, cost, liability, claim, demand, damage, expense, injury and death (including, without limitation, legal fees and disbursements) resulting from any acts or omissions of the Operator or its directors, officers, employees or agents in conducting operations pursuant to this agreement.

22.2.   Notwithstanding subsection 22.1, the Operator will not be indemnified nor held harmless by the Participants from, and will be liable to the Participants only for, any loss, cost, liability, claim, demand, damage, expense, injury or death (including, without limitation, legal fees and disbursements) resulting from:

(a)   the gross negligence or willful misconduct of the Operator or its directors, officers, employees or agents; or

(b)   failure of the Operator to obtain and maintain any insurance which it is required to obtain and maintain pursuant to this Agreement,

and the Operator will, in such cases, indemnify and save harmless the Participants from any such loss, cost, liability, claim, demand, damage, expense, injury or death.

22.3.   An act or omission of the Operator or its directors, officers, employees or agents done or omitted to be done:

(a)   at the unanimous direction, or within the scope of that unanimous direction, of the Management Committee; or

(b)   with the unanimous concurrence of the Management Committee; or

(c)   unilaterally and in good faith by the Operator to protect life or property;

(d)   will be deemed not to be gross negligence or willful misconduct.

22.4. The obligations of a Participant to indemnify and save the Operator harmless pursuant to subsection 22.1 will be in proportion to its Interest as at the date that the loss, cost, liability, claim, demand, damage, expense, injury or death occurred or arose.

22.5. The Operator will not be liable to the other party nor will any party be liable to the Operator in contract, tort or otherwise for special, indirect or consequential damages, including, without limiting the generality of the foregoing, loss of profits or revenues, or the inability to produce or deliver Ore or Product, even if advised of the possibility of those damages.

23. **OPERATOR'S LIEN**

23.1. The Operator may, upon written notice to and subject to the prior rights of the Vendor and with the consent of the Vendor (which may be withheld for any reason) have a lien and charge on the Participant's right to receive either Product in kind or proceeds from the sale thereof and their interests in any contracts for the sale of Product as security for their respective obligations from time to time to make contributions to working capital pursuant to section 16 and to pay their respective Cost Shares of Operating Costs, provided that if a Participant wishes such lien or charge to provide a sufficient bond for securing such payment, in the place of a mortgage, pledge and charge, general security agreement and financing statement, it may elect to do so, and if the Operator objects thereto, the sufficiency of the bond (including the acceptability of the obligor thereunder) will be submitted to arbitration pursuant to section 32.

24. **ENCUMBRANCE, PARTITION AND INDEMNIFICATION**

24.1. Except as provided in sections 20 and 23 hereof and as contemplated and permitted by the Asset Purchase Agreement, a Participant will not encumber or permit or suffer to exist any lien, charge or encumbrance on its Interest.

24.2. No Participant will partition or seek partition, whether through order of any court or otherwise, of the Properties or other assets constituting any part of the Assets.

24.3. A Participant will not have authority to act for or assume any obligations or liabilities on behalf of another Participant except such as are specifically authorized pursuant to and in accordance with the terms of this agreement or as required by the Vendor in accordance with the Asset Purchase Agreement, and each Participant will defend, indemnify and hold harmless the others, and their respective directors, officers, employees, and agents, from and against any and all losses, expenses, claims, damages, suits and demands whatsoever arising out of any act or any assumption of any obligations by it done or undertaken on behalf of another Participant other than as provided herein.

25. **AREA OF INTEREST**

25.1. Each Participant with respect to the Properties, hereby covenants and agrees with the other that if it, or its Affiliate (the "Offeror") acquires directly or indirectly or pursuant to any third party agreement, any exploration permit or other form of interest in minerals located wholly or in part within an area of five (5) kilometers from the boundaries of the

Properties (the "Area of Interest"), the Offeror will promptly offer, such interest to the other Participant(s) with respect to the Properties (the "Offerees") by notice in writing setting out the nature of such mineral interest and including all information known by the Offeror about such mineral interest, the Offeror's, or its Affiliated Company's, acquisition costs and all other details relating thereto and if, within 60 days from the date of the receipt of such notice, one or more of the Offerees accepts such mineral interest by notice in writing to the Offeror and pays to the Offeror a percent of the Offeror's acquisition costs as set out in such notice equal to the Offeree's Interest in the property as of the date of this agreement, such mineral interest will be deemed to form part of the Properties for the purposes of this agreement and any acquisition costs so paid will form part of that Participant's Costs. If any Participant's Interest in the Properties has been converted to a Net Smelter Return pursuant to subsection 10.5 its Interest as at the date of this agreement for the purpose of any acquisition under this section will be deemed to have been acquired pro-rata by the remaining Participants in accordance with their respective Interests in the Properties and the acquisition costs and initial Interests in any such acquisition under this section will be adjusted accordingly.

25.2. Each Participant with respect to the Properties will execute and deliver or cause to be executed and delivered such further documents and instruments and give such further assurances as the other may reasonably require to evidence and give effect to the establishment of the Area of Interest and the transfer of mineral interests pursuant to this section.

25.3. Each Participant with respect to the Properties hereby covenants and agrees with the others to use its best efforts in any acquisition agreement under which it acquires any interest in minerals within the Area of Interest to acquire a 100% undivided interest in such minerals subject only to royalty interests in favor of the property vendor and financial provisions contemplating the use of one processing facility for ores derived from the various properties in the Area of Interest and to obtain unencumbered rights to assign an interest in any such agreement and the mineral rights related thereto pursuant to the provisions of this agreement.

26.   **NOTICES**

26.1. Any notice, direction or other instrument required or permitted to be given under this agreement will be in writing and may be given by the delivery of the same or by sending the same by electronic facsimile, in each case addressed as follows:

(a) If to ONCM or NGL at:

National Gold Corporation
600 – 890 West Pender Street
Vancouver, B.C. Canada V6C 3A8
Attention: President
Facsimile No.: (604) 687-1327

with a copy to:

Tenedoramex, S.A. de C.V.
Paseo de la Reforma
Lomas de Cahpultepec
Mexico, D.F.
11000
Facsimile No.: (52) 5202-8222

Attention: Mark Isto

and to:

Placer Dome America
1125 Seventeenth Street
Suite 2310
Denver, Colorado
U.S.A. 80202
Facsimile No.: (604) 643-1773

Attention: Ralph Godell

and to:

Kennecott Minerals Company
224 North 2200 West
Salt Lake City, Utah
U.S.A. 84116
Facsimile No.: (801) 238-2488

Attention: President

and to:

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, P. O. Box 49314
Vancouver, BC
Canada V7X 1L3
Facsimile No.: (604) 631-3309

Attention: Peter J. O'Callaghan

(b)   If to AML or MB at:

Alamos Minerals Ltd.
#1400 - 400 Burrard Street
Vancouver, B.C. V7X 1A6
Attention: President
Facsimile No.: (604) 643-1773

26.2.   Except with respect to any draft Programs or Operating Plans or reports or elections by a party, which will be given by personal delivery no later than the dates specified herein, any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered and, if sent by facsimile, be deemed to have been given or received on the day it was so sent unless it was sent:

(a)   on a day which is not a Business Day in the place to which it was sent; or

(b)   after 4:00 p.m. in the place to which it was sent,

in which cases it will be deemed to have been given and received on the next day which is a Business Day in the place it was sent to. Notices which are required to be sent for information purposes are required to be sent, but for the purposes of determining the time when receipt of a notice is effective hereunder it is the time of receipt of the primary notice which is relevant.

26.3.   Any party may at any time give to the others notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

27.   **WITHDRAWAL AND TERMINATION**

27.1.   Subject to the provisions of subsection 7.1 in the case of a termination prior to the exercise of the Option, this agreement will terminate (but any obligations or liabilities of the parties then existing or accrued will continue) upon the occurrence of the earliest of:

(a)   the written agreement by the parties to terminate;

(b)   the termination of the Option and this agreement pursuant to section 6;

(c)   except with respect to its Net Smelter Returns Royalty, the transfer of all of a Participant's Interest to the Remaining Participant pursuant to subsection 10.5 (provided that in such case all of the provisions of this agreement relating to the Net Smelter Returns Royalty including, without limitation, section 21, will survive and remain in full force and effect for so long as the Net Smelter Returns Royalty is payable);

(d)   the sale, abandonment or liquidation of all the Assets and the distribution of any proceeds therefrom, net of liabilities, to the Participants to the extent of their interest therein and the completion of all required reclamation and restoration activities in respect of the Assets; or

(e)   such time as there is only one Participant and no party holds a Net Smelter Returns Royalty.

28.   **FORCE MAJEURE**

28.1.   No party will be liable for its failure to perform any of its obligations under this agreement due to a cause beyond its control (each an "Intervening Event") (except those caused by its own lack of funds) including, but not limited to: adverse weather conditions, blockages (but excluding those relating to disputes with the Ejido Mulatos as it relates to environmental concerns provided, however, that such exclusion shall be suspended resulting in an Intervening Event in the event that a party is unable to access the Properties as a consequence of such dispute with the Ejido Mulatos and in that event the affected party covenants to use its best efforts to gain access to the Properties to ensure that all environmental safety procedures are maintained during such dispute), war, insurrection or other acts against a lawfully appointed or elected governing body, acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances; a change to laws, rules and regulations or orders of any duly constituted court or governmental authority but only to the extent such change renders it unlawful for a party to perform its obligations under this agreement; or non-availability of materials or transportation. A party relying on the provisions of subsection 28.1 will promptly give written notice to the others of the particulars of the Intervening Event and all time limits imposed by this agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event described in this Article.

28.2.   A party relying on the provisions of this Article will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this agreement as far as practical, but nothing herein will require such party to settle or adjust any labor dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted court or governmental authority or to complete its obligations under this agreement if an Intervening Event renders completion commercially impracticable

28.3.   The parties acknowledge and agree that this Section does not apply in respect of section 5.1 or to the joint obligations of the parties to keep the Asset Purchase Agreement and the Properties in good standing during an Intervening Event.

28.4. A party relying on the provisions of this Article shall give notice to the other party forthwith upon the occurrence of the Intervening Event and forthwith after the end of the period of delay when such Intervening Event has been eliminated or rectified.

29. **DEFAULT**

29.1. Notwithstanding anything in this agreement to the contrary (other than the provisions of this agreement providing for elections to contribute and contributions to any Program, for which no notice of default need by given), if any party (a "Defaulting Party") is in default of any requirement herein set forth the party affected by such default ("Affected Party") may give written notice ("Default Notice") to the Defaulting Party specifying the default and unless:

(a)   with respect to any default in the payment of any moneys or the issuance of any Shares, within fourteen (14) days of receipt of the Default Notice the Defaulting Party has cured such default;

(b)   with respect to any default, other than a default in paragraph 29.1(a), which can reasonably be cured within a thirty (30) days period, within thirty (30) days of receipt of the Default Notice the Defaulting Party has cured such default; or

(c)   with respect to any default, other than a default in paragraph 29.1(a), which is not of a nature as can reasonably be cured within a thirty (30) day period, within a thirty (30) day period following receipt of the Default Notice the Defaulting Party has taken reasonable and prudent action to commence to cure such default and thereafter diligently pursues the curing of such default until cured, subject to a maximum period to cure such default of one hundred and twenty (120) days;

the Affected Party will be entitled to seek any remedy it may have on account of such default including, without limitation, terminating this agreement and/or seeking the remedies of specific performance, injunction or damages against the Defaulting Party.

30. **OPERATING AGREEMENT**

30.1. After the Participation Date, either Participant may give notice to the other Participant requiring that Participant to enter into negotiations to settle an operating agreement to supersede this agreement. All Participants will thereupon diligently endeavor in good faith to settle such an agreement but if they fail to do so or if the Vendor does not consent to such a agreement for any reason, this agreement will remain in full force and effect.

31. **OPTION ONLY**

31.1. This is an option only and except as specifically provided otherwise nothing herein will be construed as obligating Alamos, prior to the exercise of the Option, to do any acts or make any payments hereunder except as otherwise set forth, and any act or acts or payment or payments as may be made hereunder will not be construed as obligating Alamos to do any further act or acts or make any further payment or payments except as otherwise provided herein.

32. **ARBITRATION**

32.1. Any dispute, controversy or claim arising out of or relating to this agreement, or the breach, termination or invalidity of it, or any deadlock or inability of the parties to agree on a course of action to be taken hereunder, will be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre in effect on the date hereof.

32.2. The parties agree that:

(a) the appointing authority will be the British Columbia International Commercial Arbitration Centre;

(b) the case will be administered by the British Columbia International Commercial Arbitration Centre in accordance with its "Procedures for Cases under the BCICAC Rules";

(c) the place of arbitration will be Vancouver, British Columbia;

(d) the number of arbitrators will be three; and

(e) the language used in the arbitral proceeding will be English.

32.3. The arbitrators' fees will be paid by both parties in equal parts during the course of the arbitration but upon final decision of the dispute, the defeated party will pay all costs and reimburse all arbitration costs, including the amounts paid by the prevailing party, subject to the contrary decision of the arbitrators.

32.4. Arbitrations pursuant to this section 33 will be carried out in such a manner as to render the arbitration award enforceable in each of British Columbia and Mexico, and in that regard all requirements of any such jurisdiction with respect to rendering a foreign arbitral award enforceable will be complied with.

32.5. The City of Vancouver will be the venue for any legal proceedings to enforce in British Columbia any arbitral award pursuant to this agreement and the city of Hermosillo, Sonora will be the venue for any legal proceedings to enforce in Mexico any arbitral award pursuant to this agreement.

33. **ASSET PURCHASE AGREEMENT PREVAILS**

33.1. In the event of any inconsistency or conflict between the provisions of this Agreement and the Asset Purchase Agreement, the provisions of the Asset Purchase Agreement shall prevail and govern to the extent permitted by law. The execution and delivery of this agreement shall be deemed to confer third party beneficiary rights upon the Vendor, and shall obligate each of National Gold, AML and MB to Vendor. The failure of Vendor to enforce at any time or for any period of time any of its rights hereunder shall not be construed as its waiver of such rights or of the right of Vendor to subsequently enforce each and every provision.

33.2. National Gold, AML and MB agree that their failure, individually or collectively, to comply with their obligations hereunder regarding the Vendor, or otherwise honor the rights of the Vendor hereunder, would constitute an irreparable injury and damage to the Vendor impossible to measure monetarily and for which a monetary award would be insufficient compensation. In the event of any such failure or threatened failure the Vendor will, in addition and without prejudice to any other rights and remedies at law or in equity, be entitled to injunctive relief, including, without limitation, specific performance, enforcing its rights hereunder, without proof of actual damage and without (to the extent permitted by law) the requirement for the posting of a bond or comparable security. National Gold, AML and MB further agree that (i) notwithstanding the provisions of Section 32, Vendor at its sole discretion may elect to immediately enforce its rights hereunder against National Gold, AML and MB, individually or collectively, in the Supreme Court of British Columbia, and (ii) they hereby submit to the jurisdiction of such court.

34. **GENERAL**

34.1. The parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this agreement.

34.2. All references to moneys hereunder will be to lawful monies of the Canada unless specifically stated otherwise. All payments to be made to any party hereunder may be made by certified cheque or bank draft mailed or delivered to such party at its address for notice purposes as provided herein, or by wire transfer deposited for the account of such party at such bank or banks in Canada as such party may designate from time to time by notice to the paying party. Said bank or banks will be deemed the agent of the designating party for the purpose of receiving, collecting and receipting such payment.

34.3. If any right, power or interest of any party in any property under this agreement would violate the rule against perpetuities, then such right, power or interest will terminate at the expiration of twenty (20) years after the death of the last survivor of all the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the date of this agreement.

34.4. Time will be of the essence in the performance of this agreement.

34.5. The headings of the sections of this agreement are for convenience only and do not form a part of this agreement nor are they intended to affect the construction or meaning of anything herein contained or govern the rights and liabilities of the parties.

34.6. This agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

34.7. This agreement constitutes the entire agreement between the parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein. This agreement may be amended only with the prior written consent of the Vendor.

34.8. This agreement will be governed by and construed according to the laws of British Columbia and the laws of Canada applicable therein except with respect to matters concerning title to the Properties, which will be governed by the internal laws of Mexico. All actions arising from this agreement will be commenced and maintained in the Supreme Court of British Columbia.

34.9. This agreement is subject to the acceptance of the Canadian Venture Exchange and shall come into effect on the Approval Date.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

The Corporate Seal of **NATIONAL**   )
GOLD LTD. was hereunto affixed in the   )
presence of:)
)
)
_____   )
Authorized Signatory   )   c/s
)
_____   )
Authorized Signatory

The Corporate Seal of **O.N.C. de**   )
MEXICO S.A. de C.V. was hereunto   )
affixed in the presence of:)
)
)
_____   )
Authorized Signatory   )   c/s
)
_____   )
Authorized Signatory

The Corporate Seal of **ALAMOS**　　　　　)
MINERALS LTD. was hereunto affixed　)
in the presence of:　　　　　　　　　　　)
　　　　　　　　　　　　　　　　　　　　　)
　　　　　　　　　　　　　　　　　　　　　)
　　　　　　　　　　　　　　　　　　　　　)
_____　)
Authorized Signatory　　　　　　　　　　)　　　　　　　　　　　　c/s
　　　　　　　　　　　　　　　　　　　　　)
_____　)
Authorized Signatory

The Corporate Seal of **MINERA**　　　　)
BIENVENIDOS S.A. de C.V. was　　　　)
hereunto affixed in the presence of:　　　)
　　　　　　　　　　　　　　　　　　　　　)
　　　　　　　　　　　　　　　　　　　　　)　　　　　　　　　　　　c/s
_____　)
Authorized Signatory　　　　　　　　　　)
　　　　　　　　　　　　　　　　　　　　　)
_____　)
Authorized Signatory

SCHEDULE "A"

PROPERTIES

PART I

Lot	Title	Type	Surface	Duration	Liens or Contracts
San Miguel 2	195,438	Exploitation	20.2516 hectares	September 14, 1992 to September 13, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 20.2516 hectares, as long as this concession is in effect, registered on January 15, 1993 under Number 89, Page 71, Volume I of the Expropriations, Temporary Occupations and Easements book.
San Miguel 1	191,139	Exploitation	16.7056 hectares	April 29, 1991 to April 28, 2041	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 16.7056 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on January 15, 1993 under Number 91. Page 72. Volume I of the Expropriations, Temporary Occupations and Easements book.
Tequila	206,724	Exploitation	18.7440	March 12, 1998 to March 11, 2048	None registered at the PRM
La Salamandra Fraccion 3	212,187	Exploitation	604.0000 hectares	September 22, 2000 to August 29, 2046	Temporary occupation of 10 to 30 hectares of land, respectively, owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora in favor of this concession, as long as this concession is in force, registered on June 4, 1998 under Number 23, Page 13, Volume I of the Temporary Occupations and Easements book.
Los Compadres	201,674	Exploration	10 hectares	October 11, 1995 to October 10, 2001	None registered at the PRM.

Lot	Title	Type	Surface	Duration	Liens or Contracts
Mirtha	206,755	Exploitation	470.3190 hectares	March 12, 1998 to March 11, 2048	None registered at the PRM.
Nuevo Mulatos	180,600	Exploitation	30 hectares	July 13,1987 to July 12, 2037	Temporary occupation in favor of this concession of a surface of 30 hectares of land owned by Ejido Mulatos. Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on February 4, 1998 under Number 8, Page 4, Volume I of the Temporary Occupations and Easements book.
San Carlos	196,112	Exploitation	9 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Miners San Augusto, S.A. de C.V. of a surface of 9 hectares of land, as long as this concession is in force, registered on January l5, 1993 under Number 95, Page 74, Volume I of the Expropriations, Temporary Occupations and Easements book.
San Lorenzo	210,493	Exploitation	60 hectares	October 8, 1999 to October 7, 2049	None registered at the PMR.
San Lorenzo	211,573	Exploitation	15.616	June 16,2000 to June 15, 2050	None registered at the PRM.[7]
El Marrano	199,064	Exploration	434 hectares	February 28, 1994 to February 27, 2000	None registered at the PMR.
El Victor de Mulatos	196,110	Exploitation	18 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of s surface of I8 hectares, as long as this concession is in force, registered on January 13, 1993 under Number 88, Page 71, Volume I of the Expropriations, Temporary Occupations and Easements book

---

[7] ' The title of this concession indicates at the surface of this lot is 15.616 hectares, while the application to obtain the same concession referred to 15.2626 hectares (a smatter surface). The exploration mining concession from where this exploitation concession derives was of 15.2626 hectares.

Lot	Title	Type	Surface	Duration	Liens or Contracts
La Central	196,111	Exploitation	96 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Miner San Augusto, S.A. de C.V. of a surface of 96 hectares, as long as this concession is in force, registered on January 15, 1993 under Number 97, Page 76, Volume I of the Expropriations. Temporary Occupations and Easements book
La Central No. 1	196,108	Exploitation	81.2560 hectares	September 23, 1992 to September 22, 2042	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 18.2500 hectares of land, as long as this concession is in force, registered on January 15, 1993 under Number 87, Page 70, Volume I of the Expropriations, Temporary Occupations and Easements book
La Salamandra Fraccion 1	212,185	Exploitation	8,072.6559 hectares	September 22, 2000 to August 29, 2046	Temporary occupation of 10 to 30 hectares of land, respectively, owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, in favor of this concession, as long as this concession is in force, registered on June 4, 1998 under Number 23, Page 13, Volume I of the Temporary Occupations and Easements book.
La Salamandra Fraccion 2	212,186	Exploitation	1,161.5005	September 22, 2000 to August 29, 2046	Temporary occupation of 10 to 30 hectares of land, respectively, owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, in favor of this concession, as long as this concession is in force, registered on June 4, 1998 under Number23, Page 13, Volume I of the Temporary Occupations arid Easements book
Continuacion de Virgencita	190,634	Exploitation	100 hectares	April 29, 1991 to April 28, 2041	Temporary occupation in favor of Mr. Gilberto Ocana Garcia of a surface of 20 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long a this concession is in force, registered on January 15, 1993 under Number 90, Page 72, Volume I of the Expropriations, Temporary Occupations and Easements book.

Lot	Title	Type	Surface	Duration	Liens or Contracts
					Temporary occupation in favor of this concession of a surface of 10 hectares of land, owned by Ejido Mutatos, Municipality of Sahuaripa, Sonara, as long as this concession is in force, registered on February 4 1998 under Number 9, Page 5, Volume I of the Temporary Occupations and Easements book.
					Temporary occupation in favor of this concession of a surface of 5 hectares of land, owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on February 4, 1998 under Number 10, Page 5, Volume I of the Temporary Occupations and Easements book.
Cristina	191.271	Exploitation	290 hectares	December 19, 1991 to December 18, 2041	Temporary occupation is favor of Minera San Augusto. S.A. de C.V. of a surface of 290 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on January 15, (993 under Number 92, Page 73, Volume 1of the Expropriations, Temporary Occupations and Easements book.
El Carracito	206,895	Exploration	2,176.8440 hectares	April 3, 1998 to April 2,1004	None registered at the PRM.[8]
El Jaspe	209,714	Exploitation	78 hectares	August 3, 1999 to August 2, 2049	None registered at the PRM.
MULATOS PROJECT					
Alejandra	195,464	Exploration	406.8821 hectares	September 14, 1992 to September 13, 1998	None registered at the PRM.

---

[8] This mineral concession is held by Empress Miners CanMex, S.A. de C.V.

Lot	Title	Type	Surface	Duration	Liens or Contracts
Bety	191,273	Exploitation	453.7237 hectares	December 19, 1991 to December 18, 2041	Temporary occupation in favor of Minera San Augusta, S.A. de C.V. of a surface of 703.7740 hectares, as long as this concession is in force, registered on January 15, 1943 under Number 93, Page 73, Volume I of the Expropriations, Temporary Occupations and Easements book.
Capulin 2	196,126	Exploration	12.0084 hectares	September 23, 1992 to September 22, 1998	None registered at the PRM.
Carolina	191,272	Exploitation	347 hectares	December 19, 1991 to December 18, 2041	Temporary occupation in favor of Minera San Augusta, S.A. de C.V. of a surface of 152 hectares, as long as this concession is in force, registered on January 15, 1993 under Number 94, Page 74, Volume I of the Expropriations, temporary Occupations and Easements book
					Temporary occupation in favor of this concession of a surface of 40 hectares, 25 areas of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, registered on February 4, 1998 under Number 11, Page 6, Volume I of the Temporary Occupations and Easements book
El Carrecito 2	212507	Exploration	100 hectares	October 31, 2000 to October 30, 2006	Liens unknown

EXHIBIT "I"
to
SCHEDULE "A"

México City, December 20, 2001

Gentlemen:

This opinion is drafted at the request of National Gold Corp. and O.N.C. de México, S.A. de C.V., in order to show the legal status of the Mining Concessions and Application for Mining Concessions mentioned in the attached document "Title Opinion".

The "Title Opinion" is based upon the information we obtained at the General Mining Bureau and the Public Registry of Mining as well as upon documents provided by the Officers of the above mentioned Companies, from which documents we obtained evidence of compliance with the obligations needed in order to keep regular the legal status of the Mining Concessions.

Very truly yours,

Larios Rodriguez del Bosque y de Buen.

Enrique Rodriguez del Bosque

Lot:		"Nuevo Mulatos" **
Title:		180,600
Concessionaire:		ONC de México, S.A. de C.V.
Type:		Exploitation
Surface:		30 hectares
Duration:		July 13, 1987 to July 12, 2037
Location:	Municipality:	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts:

a) Temporary occupation in favor of this concession of a surface of 30 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on February 4, 1998 under Number 8, Page 4, Volume I of the Temporary Occupations and Easements Book.

b) Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments:

According with verbal information provided by officers from the GMB, the payment regarding the second semester 2001 is due, we have already submitted a response to the official office requesting this payment, in which we proof payment.

Work assessment report:

According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, the concessionaire will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices. Notwithstanding the foregoing, we have evidence that the report was submitted timely.

Lot:		"San Miguel I" **
Title:		191,139
Concessionaire:		ONC de Mexico, S.A. de C.V. *
Type:		Exploitation
Surface:		16.7056 hectares
Duration:		April 29, 1991 to April 28, 2041
Location:	Municipality:	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts:

a) Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 16.7056 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force registered on January 15, 1993 under Number 91, Page 72, Volume I of the Expropriations, Temporary Occupations and Easements Book.

b) Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments:

According with verbal information provided by officers from the GMB, the payment regarding the second semester 2001 is due, we have already submitted a response to the official office requesting this payment, in which we proof payment.

Work assessment report:

According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, Minera San Augusto will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices. Notwithstanding the foregoing, we have evidence that the report was submitted timely.

Lot:		**"Cristina" ****
Title:		191,271
Concessionaire:		ONC de México, S.A. de C.V.
Type:		Exploitation
Surface:		290 hectares
Duration:		December 19, 1991 to December 18, 2016
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts:

a)   Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 290 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on January 15, 1993 under Number 92, Page 73, Volume I of the Expropriations, Temporary Occupations and Easements Book.

b)   Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments: According with verbal information provided by officers from the GMB, the payment regarding the second semester 2001 is due, we have already submitted a response to the official office requesting this payment, in which we proof payment.

Work assessment report: According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, Minera San Augusto will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices. Notwithstanding the foregoing, we have evidence that the report was submitted timely.

Lot:		**"Carolina" **
Title:		191,272
Concessionaire:		ONC de México, S.A. de C.V.
Type:		Exploitation
Surface:		347 hectares
Duration:		December 19, 1991 to December 18, 2041
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts:

a)	Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 152 hectares, as long as this concession is in force, registered on January 15, 1993 under Number 94, Page 74, Volume I of the Expropriations, Temporary Occupations and Easements Book.

b)	Temporary occupation in favor of this concession of a surface of 40 hectares, 25 areas of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, registered on February 4, 1998 under Number 11, Page 6, Volume I of the Temporary Occupations and Easements Book.

c)	Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments:	According with verbal information provided by officers from the GMB, the payment regarding the second semester 2001 is due, we have already submitted a response to the official office requesting this payment, in which we proof payment.

Work assessment report:	According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, Minera San Augusto will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices. Notwithstanding the foregoing, we have evidence that the report was submitted timely.

Lot:		**"Bety" ****
Title:		191,273
Concessionaire:		ONC de México, S.A. de C.V.
Type:		Exploitation
Surface:		453.7237 hectares
Duration:		December 19, 1991 to December 18, 2016
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts:

a)   Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 203.7240 hectares, as long as this concession is in force, registered on January 15, 1993 under Number 93, Page 73, Volume I of the Expropriations, Temporary Occupations and Easements Book.

b)   Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments:

According with verbal information provided by officers from the GMB, the payment regarding the second semester 2001 is due, we have already submitted a response to the official office requesting this payment, in which we proof payment.

Work assessment report::

According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, Minera San Augusto will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices. Notwithstanding the foregoing, we have evidence that the report was submitted timely.

Lot:		**"San Miguel 2" ****
Title:		195,438
Concessionaire:		ONC de México, S.A. de C.V.
Type:		Exploitation
Surface:		20.2516 hectares
Duration:		September 14, 1992 to September 13, 2017
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts:

a) Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 20.2516 hectares, as long as this concession is in effect, registered on January 15, 1993 under Number 89, Page 71, Volume I of the Expropriations, Temporary Occupations and Easements Book.

b) Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments:

According with verbal information provided by officers from the GMB, the payment regarding the second semester 2001 is due, we have already submitted a response to the official office requesting this payment, in which we proof payment.

Work assessment report:

According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, Minera San Augusto will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices. Notwithstanding the foregoing, we have evidence that the report was submitted timely.

Lot:		**"La Central No.1" ** (Head of the Group)**
Title:		196,108
Concessionaire:		ONC de México, S.A. de C.V.
Type:		Exploitation
Surface:		81.2560 hectares
Duration:		September 23, 1992 to September 22, 2042
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts:

a)   Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 18.2500 hectares of land, as long as this concession is in force, registered on January 15, 1993 under Number 87, Page 70, Volume I of the Expropriations, Temporary Occupations and Easements Book.

b)   Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments:

According with verbal information provided by officers from the GMB, the .payment regarding the second semester 2001 is due, we have already submitted a response to the official office requesting this payment, in which we proof payment.

Work assessment report:

According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, Minera San Augusto will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices. Notwithstanding the foregoing, we have evidence that the report was submitted timely.

Lot:		**"El Victor de Mulatos" ****
Title:		196,110
Concessionaire:		ONC de México, S.A. de C.V.
Type:		Exploitation
Surface:		18 hectares
Duration:		September 23, 1992 to September 22, 2017
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts:

a)   Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 18 hectares, as long as this concession is in force, registered on January 15, 1993 under Number 88, Page 71, Volume 1 of the Expropriations, Temporary Occupations and Easements Book.

b)   Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments: According with verbal information provided by officers from the GMB, the payment regarding the second semester 2001 is due, we have already submitted a response to the official office requesting this payment, in which we proof payment.

Work assessment report: According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, Minera San Augusto will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices. Notwithstanding the foregoing, we have evidence that the report was submitted timely.

Lot:		**"San Carlos" ****
Title:		196,112
Concessionaire:		ONC de México, S.A. de C.V.
Type:		Exploitation
Surface:		9 hectares
Duration:		September 23, 1992 to September 22, 2017
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts:

a)   Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 9 hectares of land, as long as this concession is in force, registered on January 15, 1993 under Number 95, Page 74, Volume I of the Expropriations, Temporary Occupations and Easements Book.

b)   Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments:

According with verbal information provided by officers from the GMB, the payment regarding the second semester 2001 is due, we have already submitted a response to the official office requesting this payment, in which we proof payment.

Work assessment report:

According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, Minera San Augusto will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices. Notwithstanding the foregoing, we have evidence that the report was submitted timely.

Lot:		**"La Central" ****
Title:		196,111
Concessionaire:		ONC de México, S.A. de C.V.
Type:		Exploitation
Surface:		96 hectares
Duration:		September 23, 1992 to September 22, 2042
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts:

a)   Temporary occupation in favor of Minera San Augusto, S.A. de C.V. of a surface of 96 hectares, as long as this concession is in force, registered on January 15, 1993 under Number 97, Page 76, Volume I of the Expropriations, Temporary Occupations and Easements Book.

b)   Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments: According with verbal information provided by officers from the GMB, the payment regarding the second semester 2001 is due, we have already submitted a response to the official office requesting this payment, in which we proof payment.

Work assessment report: According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, Minera San Augusto will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices. Notwithstanding the foregoing, we have evidence that the report was submitted timely.

Lot:		**"Mirtha" ****
Title:		206,755
Concessionaire:		ONC de México, S.A. de C.V.
Type:		Exploitation
Surface:		470.3190 hectares
Duration:		March 12, 1998 to March 11, 2048
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts: Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments: According with verbal information provided by officers from the GMB, the payment regarding the second semester 2001 is due, we have already submitted a response to the official office requesting this payment, in which we proof payment.

Work assessment report: According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, Minera San Augusto will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices. Notwithstanding the foregoing, we have evidence that the report was submitted timely.

Lot:		**"Tequila" ****
Title:		206,724
Concessionaire:		ONC de México, S.A. de C.V. *
Type:		Exploitation
Surface:		18.7440 hectares
Duration:		March 12, 1998 to March 11, 2048
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts: Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments: According with verbal information provided by officers from the GMB, the payment regarding the second semester 2001 is due, we have already submitted a response to the official office requesting this payment, in which we proof payment.

Work assessment report: According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, Minera San Augusto will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices. Notwithstanding the foregoing, we have evidence that the report was submitted timely.

Lot:		**"El Jaspe" ****
Title:		209,714
Concessionaire:		ONC de México, S.A. de C.V.
Type:		Exploitation
Surface:		78 hectares
Duration:		August 3, 1999 to August 2, 2049
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts: Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments: According with verbal information provided by officers from the GMB, the payment regarding the second semester 2001 is due, we have already submitted a response to the official office requesting this payment, in which we proof payment.

Work assessment report: According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, Minera San Augusto will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices. Notwithstanding the foregoing, we have evidence that the report was submitted timely.

Lot:		**"San Lorenzo" ****
Title:		210,493
Concessionaire:		ONC de México, S.A. de C.V.
Type:		Exploitation
Surface:		60 hectares
Duration:		October 8, 1999 to October 7, 2049
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts: Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments: According with verbal information provided by officers from the GMB, the payment regarding the second semester 2001 is due, we have already submitted a response to the official office requesting this payment, in which we proof payment.

Work assessment report: According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, Minera San Augusto will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices. Notwithstanding the foregoing, we have evidence that the report was submitted timely.

Lot:		**"Salamandra Fraccion 1"**
		(This concession is a result of the reduction of the Lot "La Salamandra", which without the request of the concessionaire, the GMB took out from the grouping under the name of "La Central No. 1"

Title: 212,185

Concessionaire: ONC de México, S.A. de C.V.

Type: Exploitation

Surface: 8072.6559 hectares

Duration: September 22, 2000 to August 29, 2046

Location:	**Municipality:**	Sahuaripa
	State:	Sonora

PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts: Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments: According to verbal information provided by officers from the GMB, they do not have notice of any tax payment. We have submitted a writing by which second semester 2001 tax payment is proved.

Work assessment report: By mistake, the GMB did not registered the timely fulfillment of this obligation, due to the fact that the work assessment report was submitted within the "La Central No. 1" grouping report. We have evidence of its fulfillment.

Lot:		**"Salamandra Fraccion 2"**
		(This concession is a result of the reduction of the Lot "La Salamandra", which without the request of the concessionaire, the GMB took out from the grouping under the name of "La Central No. 1"

Title:		212,186
Concessionaire:		ONC de México, S.A. de C.V. *
Type:		Exploitation
Surface:		1161.5005 hectares
Duration:		September 22, 2000 to August 29, 2046
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts: Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments: According with verbal information provided by officers of the GMB, this lot just paid $67,481 for the second semester of 2001, when according to their files this lot had to pay a total amount of $99,713.00 pesos, therefore $21,374 pesos is due.

Work assessment report: By mistake, the GMB did not registered the timely fulfillment of this obligation, due to the fact that the work assessment report was submitted within the "La Central No.1" grouping report. We have evidence of its fulfillment.

Lot:		**"Salamandra Fraccion 3"**
		(This concession is a result of the reduction of the Lot "La Salamandra", which without the request of the concessionaire, the GMB took out from the grouping under the name of "La Central No. 1")
Title:		212,187
Concessionaire:		ONC de México, S.A. de C.V. *
Type:		Exploitation
Surface:		604 hectares
Duration:		September 22, 2000 to August 29, 2046
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001
Liens or contracts:		Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.
Surface tax payments:		According to verbal information provided - by officers of the GMB, this lot paid in excess $365,124.00 pesos for the first semester and $575,006.00 pesos for the second semester 2000.
Work assessment report:		By mistake, the GMB did not registered the timely fulfillment of this obligation, due to the fact that the work assessment report was submitted within the "La Central No. 1" grouping report. We have evidence of its fulfillment.

Lot:		**"San Lorenzo" ****
Title:		211,573
Concessionaire:		ONC de México, S.A. de C.V. *
Type:		Exploitation
Surface:		15.616 hectares
Duration:		June 16, 2000 to June 15, 2050
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts: Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments: According with verbal information provided by officers from the GMB, second semester 2001 tax payment is due. Notwithstanding the foregoing, we have evidence that the payment was executed timely.

Work assessment According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, Minera San Augusto will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices. Notwithstanding the foregoing, we have evidence that the report was submitted timely.

Notes: The title of this concession indicates as surface of this lot 15.616 has., meanwhile the application to obtain the same concession only referred to 15.2626 has. (a smaller surface). The exploration mining concession from where this exploitation concession derives was of 15.2626 has. Therefore, it is evident that there is a typo in the surface mentioned in this title 211,573, that should be corrected.

Lot:		**"Capulin 2"**
Title:		196,126
Concessionaire:		ONC de México, S.A. de C.V.
Type:		Exploitation
Surface:		12.0084 hectares
Duration:		September 23, 1992 to September 22, 1995
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts: Pledged in favor of Minera San Augusto, the pledge agreement is registered at the . GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments: According with verbal information provided by officers from the GMB, the second semester 2001 tax payment is due. Notwithstanding the foregoing, we have evidence that the payment was executed timely.

Work assessment report: According with verbal information provided by officers from the GMB, the report regarding 1998 and 1999 has not been submitted. The report regarding 2000 was not submitted on time, therefore the concessionaire will have to pay a fine. Notwithstanding the foregoing, we have evidence that the report for 2000 was submitted timely.

Notes: An application to turn this exploration concession into an exploitation concession was submitted at the GMB under file 4/1.3-1634. According with verbal information provided by officers from the GMB, the exploitation title will be issued at the beginning of next year.

Lot:		"El Marrano"
Title:		199,064
Concessionaire:		ONC de México, S.A. de C.V. *
Type:		Exploitation
Surface:		434 hectares
Duration:		February 28, 1994 to February 27, 2000
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts: Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments: According with verbal information provided by officers from the GMB, the second semester 2001 tax payment is due. Notwithstanding the foregoing, we have evidence that the payment was executed timely.

Work assessment report: According with verbal information provided by officers from the GMB, the report regarding 1998 and 1999 was not submitted. The report regarding 2000 was not submitted on time, therefore the concessionaire will have to pay a fine. Notwithstanding the foregoing, we have evidence that the report for 2000 was submitted timely.

Notes: An application to turn this exploration concession into an exploitation concession was submitted at the GMB under file 4/1.3-2004. According with verbal information provided by officers from the GMB, the exploitation title will be issued at the beginning of next year.

Lot:		"Los Compadres"
Title:		201,674
Concessionaire:		ONC de México, S.A. de C.V.
Type:		Exploitation
Surface:		10 hectares
Duration:		October 11, 1995 to October 10, 2001
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts: Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments: According with verbal information provided by officers from the GMB, the second semester 2001 is due. Notwithstanding the foregoing, we have evidence that the payment was executed timely.

Work assessment report: According with verbal information provided by officers from the GMB, reports for 1998, 1999 and 2000 have not been submitted. Notwithstanding the foregoing, we have evidence that the report for 2000 was submitted timely.

Notes: This exploration concession was to be turned into an exploitation concession before October 2001 and according with verbal information provided by officers from the GMB said application was never submitted to the PRM therefore this concession is going to be cancelled.

Lot:		**"El Carricito"**
Title:		206,895
Concessionaire:		ONC de México, S.A. de C.V.*
Type:		Exploitation
Surface:		2,176.8440 hectares
Duration:		April 3, 1998 to April 2, 2004
Location:	**Municipality:**	Yecora
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts: Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments: According with verbal information provided by officers from the GMB, the second semester 2001 tax payment is due. Notwithstanding the foregoing, we have evidence that the payment was executed timely.

Work assessment report: According with verbal information provided by officers from the GMB, the report for 2000 was not submitted on time, therefore the concessionaire will have to pay a fine. Notwithstanding the foregoing, we have evidence that the report for 2000 was submitted timely.

Lot:		"El Carricito 2"
Title:		212,507
Concessionaire:		ONC de México, S.A. de C.V. *
Type:		Exploitation
Surface:		100 hectares
Duration:		October 31, 2000 to October 30, 2006
Location:	**Municipality:**	Yecora
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts: Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments: According with information provided by officers from the GMB, the second semester 2001 tax payment is due. Notwithstanding the foregoing, we have evidence that the payment was executed timely.

Work assessment report: Is current.

Lot:		**"Continuacion de Virgencita"****
Title:		190,634
Concessionaire:		ONC de México, S.A. de C.V.*
Type:		Exploitation
Surface:		100 hectares
Duration:		April 29, 1991 to April 28, 2041
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts:

Temporary occupation in favor of Mr. Gilberto Ocana Garcia of a surface of 20 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as this concession is in force, registered on January 15, 1993, under Number 90, Pages 72, Volume I of the Expropriations, Temporary Occupations and Easements Book.

Temporary occupation in favor of this concession of a surface of 10 hectares of land owned by Ejido Mulatos, Municipality - of Sahuaripa, Sonora, as long as this concession is in force, registered on February 4, 1998 under Number 9, Pages 5, Volume I of the Temporary Occupations and Easements Book.

Temporary occupation in favor of this concession of a surface of 5 hectares of land owned by Ejido Mulatos, Municipality of Sahuaripa, Sonora, as long as the concession is in force, registered on February 4, 1998 under Number 10, Pages 5, Volume I of the Temporary Occupations and Easements Book.

Surface tax payments:
According with verbal information provided by officers from the GMB, the second semester 2001 tax payment is due. Notwithstanding the foregoing, we have evidence that the payment was executed timely.

Work assessment report:
According with verbal information provided by officers from the GMB, it is current, but the report for 2000, was not submitted on time, therefore, Minera San Augusto will have to pay a fine and submit to the Public Registry of Mines the mineral sales invoices.

Lot:		**"Alejandra"**
Title:		195,464
Concessionaire:		ONC de México, S.A. de C.V.
Type:		Exploitation
Surface:		406.8821 hectares
Duration:		September 14, 1992 to September 13, 1998
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	13
	Pages:	42 and 43
	Number:	74
	Book:	Mining Acts, Contracts and Agreements
	Date:	April 30th, 2001

Liens or contracts:

Pledged in favor of Minera San Augusto, the pledge agreement is registered at the GMB, effective as of April 30th, 2001 under number 75, pages 42 and 43, volume 13 of the Acts, Agreements and Mining Covenants Book.

Surface tax payments:

According with verbal information provided by officers from the GMB, the second semester tax payment is due. Notwithstanding the foregoing, we have evidence that the payment was executed timely.

Work assessment report:

According with verbal information provided by officers from the GMB, the report for 1999 has not been submitted, nor 2000. Notwithstanding the foregoing, we have evidence that the report for 2000 was submitted timely.

Notes:

An application to turn this exploration concession into an exploitation concession was submitted at the GMB under file 4/1.3-1632. According with verbal information provided by officers from the GMB, the exploitation title will be issued at the beginning of next year.

Lot:		**"Cerro Pelon"**
Title:		213,670
Concessionaire:		Minera San Augusto, S.A. de C.V.
Type:		Exploitation
Surface:		500 hectares
Duration:		June 06, 2001 to June 07, 2007
Location:	**Municipality:**	Sahuaripa
	State:	Sonora
PRM registration	Volume:	319
	Pages:	125
	Number:	250
	Book:	Mining Concessions
	Date:	June 8th, 2001

Liens or contracts:

Through a duly registered before the GMB Assignment Agreement, executed as of March 23, 2001, this mining concession, which at that time was an application for concession, MSA promised to assign the mining concession once it was titled as a concession. The Assignment Agreement legally binds MSA to formalize the Assignment of the Concession to ONC. We are waiting to receive the Mining Concession Agreement duly executed by MSA representative to be registered before the GMB.

Surface tax payments: It is current.

Work assessment report: The first report should be filed in May of 2002.

Lot:	"Cerro Pelon 2"

Title:	The GMB has not issued the title of mining concession, this lot stills being a application for mining concession.

Concessionaire:	Minera San Augusto, S.A. de C.V. applied for this concession. And as soon as the title is submitted it will assign us the mining concession.

Liens or contracts:	Through a duly registered before the GMB Assignment Agreement, executed as of march 23, 2001. MSA promised to assign the mining concession once it was titled as a concession. The Assignment Agreement legally binds MSA to formalize the Assignment of the Concession to ONC. We are waiting the GMB to issue the title of Mining Concession regarding this Lot to proceed with the assignment in favor of ONC.

PART II

All liens, charges or encumbrances not described in Part I of Schedule "A" concerning the Properties including without limiting the foregoing, all additional title defects or deficiencies relating to a failure to pay all required surface taxes, filing of reports, payment of fines or other payments required to be made under Mexican Law in connection with the Properties as described in the title report dated December 20, 2001 from Larios Rodriguez del Bosque y de Bien and Enrique Rodriguez del Bosque attached as Exhibit "I" to Schedule "A".

SCHEDULE "B"

ASSET PURCHASE AGREEMENT

[Asset Purchase Agreement dated December 21, 2000 among Minera San Augusto, Minas de Oro Nacional (then known as O.M.C. de Mexico S.A. de C.V.) and National Gold Corporation]

SCHEDULE "C"

PRE-PARTICIPATION PROGRAM

The Pre-Participation program will entail the mobilization and installation of equipment, creation of the necessary infrastructure, mining, processing, and leaching activities, coupled with the necessary control and measurement facilities including shipping precious metals concentrated on carbon obtained from the program to Idaho for further processing.

The Pre-Participation Program will further involve experimenting with mining and processing and leaching activities in order to determine the best methods and machinery to use in these activities. This information will be used in planning and then constructing an operation that will be capable of demonstrating the economic viability of the property.

The Pre-Participation program will be specifically designed to obtain sufficient information to facilitate financing of the scale of operation to be conducted on the Properties following Participation. Consequently, a significant buildup in the scale of operations should follow Participation.

SCHEDULE "D"

LEACH PERMITS

All permits, licenses and authorities which may be necessary or desirable to enable AML to carry out and complete the leach test which comprises part of the Initial Program, in compliance with all applicable laws, rules and regulations of competent authority.

NET SMELTER RETURNS ROYALTY

1.   **THE 1.5% NET SMELTER ROYALTY (THE "ROYALTY") WHICH MAY BE PAYABLE TO ONCM OR MB-PURSUANT TO SUBSECTION 10.5 (HEREINAFTER IN EITHER CASE CALLED THE "PAYEE") BY THE REMAINING PARTICIPANT (HEREINAFTER CALLED THE "PAYOR") WILL BE CALCULATED AND PAID IN ACCORDANCE WITH THE TERMS OF THIS SCHEDULE "E".**

2.   **THE NET SMELTER REVENUE WILL BE CALCULATED ON A CALENDAR YEAR BASIS AND WILL BE EQUAL TO GROSS REVENUE (AS HEREINAFTER DEFINED) LESS PERMISSIBLE DEDUCTIONS (AS HEREINAFTER DEFINED) FOR EACH SUCH YEAR.**

3.   **IN THIS SCHEDULE THE FOLLOWING WORDS HAVE THE FOLLOWING MEANINGS:**

3.1.   (a)" Gross Revenue" means the aggregate of the following revenues (without duplication) received or accrued in each quarterly period:

      (i)   the revenue from arm's length purchasers of all Products;

      (ii)   the fair market value of all Products sold to persons not dealing at arm's length with the Payor; and

      (iii)   any proceeds of insurance on Products;

(b)   "Products" means all ores, concentrates, minerals and refined or semi-refined products produced from the Properties;

(c)   "Permissible Deductions" means the aggregate of the following charges (without duplication) that are paid or accrued with respect to the Properties in each quarterly period:

      (i)   sales charges levied by any sales agent on the sale of Products,

      (ii)   transportation costs for Products from the Properties to the place of benefaction, processing or treatment and thence to the place of delivery of Products to a purchaser thereof, including shipping, freight, handling and forwarding expenses,

      (iii)   all costs, expenses and charges of any nature whatsoever which are either paid or incurred in connection with refinement or benefaction of Products, including all smelter and refinery charges and all weighing, sampling, assaying, representation and storage costs, any umpire charges, and any penalties charged by the processor, refinery or smelter, but not including mining, milling or concentration charges paid or incurred with respect to Products, and

(d)   "Properties" means the Properties described in Schedule "A".

4.   **FOR GREATER CERTAINTY, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, ALL CHARGES DEDUCTED BY AN ARM'S LENGTH PURCHASER OF ORES OR CONCENTRATES WHETHER FOR SMELTING, TREATMENT, HANDLING, REFINING, STORAGE OR ANY OTHER OPERATION ON OR SERVICE RELATING TO THE PRODUCTS THAT OCCURS AFTER THE POINT OF SALE SHALL BE CONSIDERED TO BE LEGITIMATE DEDUCTIONS IN ARRIVING AT THE NET SMELTER REVENUE AMOUNT**.

5.   **THE ROYALTY WILL BE CALCULATED AND PAID IN QUARTERLY INSTALLMENTS WITHIN 60 DAYS AFTER THE END OF EACH CALENDAR QUARTER**. Smelter settlement sheets, if any, and a statement setting forth calculations in sufficient detail to show the payment's derivation must be submitted with the payment.

6.   **AS SOON AS POSSIBLE AFTER THE END OF EACH CALENDAR YEAR THE QUARTERLY INSTALLMENTS PAID WILL BE RECONCILED WITH THE AMOUNT THAT SHOULD HAVE BEEN PAID FOR THE YEAR AND POSITIVE OR NEGATIVE ADJUSTMENTS WILL BE MADE TO THE ROYALTY PAYMENT FOR THE SUCCEEDING QUARTER ACCOMPANIES BY A STATEMENT (THE "STATEMENT") SHOWING IN REASONABLE DETAIL THE CALCULATION THEREOF**.

7.   **SUBJECT TO THE ADJUSTMENT PROVISIONS OF THIS SCHEDULE "E", ALL ROYALTY PAYMENTS WILL BE CONSIDERED FINAL AND IN FULL SATISFACTION OF ALL OBLIGATIONS OF THE PAYOR WITH RESPECT THERETO, UNLESS THE PAYEE DELIVERS TO THE PAYOR A WRITTEN NOTICE ("OBJECTION NOTICE") DESCRIBING AND SETTING FORTH A SPECIFIC OBJECTION TO THE CALCULATION THEREOF WITHIN SIXTY (60) DAYS AFTER RECEIPT BY PAYEE OF THIS STATEMENT**. If Payee objects to a particular Statement as herein provided, Payee will, for a period of sixty (60) days after the Payor's receipt of such Objection Notice, have the right, upon reasonable notice and at a reasonable time, to have the Payor's accounts and records relating to the calculation of the Royalty in question audited by the auditors of the Payor. If such audit determines that there has been or an excess in the payment made to Payee, such deficiency or excess will be resolved by adjusting the next quarterly Royalty payment due hereunder. Payee will pay all the costs and expenses of such audit unless a deficiency of five (5%) percent or more of the amount due is determined to exist. The Payor will pay the costs and expenses of such audit if a deficiency of five (5%) percent or more of the amount due is determined to exist. All books and records used and kept by the Payor to calculate the Royalty due hereunder will be kept in accordance with Canadian generally accepted accounting principles. Failure on the part of Payee to make claim against the Payor for adjustment in such sixty (60) day period by delivery of an Objection Notice will conclusively establish the correctness and sufficiency of the statement and Royalty payments for such year,

and forever preclude the filing of exceptions thereto or making of claims for adjustment thereon by Payee. Nothing herein will limit Payee's rights arising out of fraud.

8.   **THIS ROYALTY SHALL BE SUBJECT TO FORFEITURE AND SHALL BE NULL AND VOID AND OF NO FURTHER FORCE AND EFFECT IF THE VENDOR REALIZES UPON ANY OF ITS SECURITY AS PROVIDED FOR IN THE ASSET PURCHASE AGREEMENT OR IN CONNECTION THEREWITH INCLUDING, WITHOUT LIMITATION, THE EXERCISE BY THE VENDOR OF ANY OPTION TO ACQUIRE SHARES OF ONCM OR MB**.

9.   **UNTIL SUCH TIME THAT ALL CONSIDERATION PAYABLE UNDER THE ASSET PURCHASE AGREEMENT HAS BEEN SATISFIED IN FULL AND THE ASSET PURCHASE AGREEMENT IS OTHERWISE IN GOOD STANDING, NEITHER THE PAYOR NOR THE PAYEE MAY ASSIGN OR TRANSFER, WHETHER ABSOLUTELY, BY WAY OF SECURITY OR OTHERWISE, ALL OR ANY PART OF ITS RESPECTIVE RIGHTS OR OBLIGATIONS UNDER THIS ROYALTY WITHOUT THE PRIOR WRITTEN CONSENT OF THE VENDOR**. Any purported assignment or transfer in contravention of the foregoing shall be of no force and effect.

10.   **UNTIL SUCH TIME THAT ALL CONSIDERATION PAYABLE UNDER THE ASSET PURCHASE AGREEMENT HAS BEEN SATISFIED IN FULL AND THE ASSET PURCHASE AGREEMENT IS OTHERWISE IN GOOD STANDING, THE PAYOR AND THE PAYEE WILL NOT FILE, ENTER, RECORD, REGISTER, DEPOSIT OR OTHERWISE HAVE NOTED THIS ROYALTY IN ANY REGISTRY OR OFFICE OF PUBLIC RECORD, INCLUDING, WITHOUT LIMITATION, IN THE RECORDS OF THE DIRECCIÓN GENERAL DE MINAS, THE GENERAL BUREAU OF MINES RESPONSIBLE FOR RECORDING TITLE TO MINERAL CONCESSIONS IN THE STATE OF SONORA IN THE UNITED MEXICAN STATES.**

SCHEDULE "F"

PAYMENTS AND PAYMENT DATES

UNDER ASSET PURCHASE AGREEMENT

NATIONAL GOLD CORPORATION

SCHEDULE F

1.   The capital payments for the purchase of the property payable to a subsidiary of Placer Dome Inc. which is Tenedoramex, S.A. de C.V. ("T-Mex") and to Kennecott Minerals Company.   The schedule of remaining Payments consist of C$10.25 million of principal payments to be made without interest as follows:

- C$1.0 million of Promissory Notes on the earlier of December 31st, 2008 or 60 days after the date upon which the 6 month trailing average of gold price averages $US300.00/ounce.

- C$1.75 million of Promissory Notes on the earlier of December 31st, 2008 or 60 days after the date upon which the 9 month trailing average of the gold price averages $US300.00/ounce.

- The remaining C$7.5 million, secured by a debenture, is due and payable on the earlier of December 31st, 2010 or within 90 days of anytime after Oct 1st, 2004 that the 9 month trailing average of the gold price averages $325.00/ounce. National can at its option prepay the debenture at the end of the second year for a reduction of C$2.0 million or on a prorata basis until Dec 31st, 2004.

On production, minimum capital payments will be required on a per ounce of gold produced basis as follows:

US$5.00/oz with gold at or below US$275
US$7.50/oz with gold > US$275 and < or = US$300
US$10.00/oz with gold >US$300 and < or = US$325
US$12.50/oz with gold >US$325 and < or = US$350
US$15.00/oz with gold > US$350

A reserve against future royalty payments (Quarterly Royalty Reserve) is payable as follows:

C$25,000/quarter with gold at or below US$275.
C$75,000/quarter with gold >US$275/oz and < or = US$325/oz
C$112,500/quarter with gold >US$325/oz and < or = US$350
C$150,000/quarter with gold >US$350/oz

At National Gold's option the reserve may be applied against capital payments when due.

The second category is:

2.   Mining Concession Taxes and Surface Rights Payments.

2. a)   The Mining Concession Taxes are paid twice each year. Once in January and again in June. The amount is based on the type of concession and the age of the concession. For the year

2002 taxes due on the Salamandra Property concessions will total about $67,500 Canadian in January of this year and about $67,500 Canadian again in June of this year. The exact amount is calculated when the mining bureau post the rates adjusted for inflation. We are awaiting the posting to calculate the January payment.

2. b)   The Surface Rights Payments are based on an agreement covering 2630 ha. of surface rights. The amount paid is based on the number of hectares used or needed. For the year 2002 there are 352 hectares being used for a total cost for 2002 of $84,525 Canadian. This amount has been paid by O.N.C. de Mexico S.A. de C.V. ("ONCM") a wholly owned subsidiary of National Gold Corporation. It is anticipated that the 352 hectares will be sufficient for the next 3 to 5 years.

FORM OF VENDOR'S CONSENT

TO: National Gold Corporation ("NG") and O.N.C. de Mexico, S.A. de C.V. ("ONCM", and together with NG, "National Gold")

AND TO: Alamos Mineral Ltd. ("AML) and Minera Bienvenidos S.A. de C.V. ("MB")

RE: Asset Purchase Agreement – Sections 4.8, 4.9, and 9.17

WHEREAS National Gold requires the consent of each of Tenedoramex S.A. de C.V. ("T-Mex") and Kennecott Minerals Company ("Kennecott", and together with T-Mex, the "**Vendors**") as required by the asset purchase agreement among National Gold and the Vendors (as Assignees of Minera San Augusta, S.A. de C.V.) dated December 21, 2000, as amended March 23, 2001 and August 21, 2001 (the "**Agreement**") to the granting of an option (the "**Option**") to acquire an interest in certain assets pursuant to an option and joint venture agreement among National Gold, Alamos Minerals Ltd. ("AML") and Minera Bienvenidos S.A. de C.V. ("MB", and together with AML, "Alamos") dated as of October 17, 2001 (the "**Option Agreement**"), pursuant to inter alia Sections 1.1(6), 1.1(pp), 2.2(f), and 5.1 of the Agreement, the Vendors hereby conditionally consent to the granting of the Option to MB in accordance with the terms of the Option Agreement. This consent is conditional upon Alamos jointly and severally assuming all liabilities and obligations of National Gold under the Asset Purchase Agreement (as defined in the Option Agreement) and upon the delivery to the Vendors prior to the exercise of the Option of the following documents, each duly authorized, executed and delivered by Alamos and MB in form and substance acceptable to the Vendors and the Vendors' counsel in their sole discretion:

(a)   the Agreement;

(b)   each of the Promissory Notes and Debentures (each as defined in the Agreement) outstanding at the time of exercise of the Option;

(c)   the RTE (as defined in the Agreement);

(d)   share option agreements from each shareholder of MB granting the Vendors the option to acquire all of the shares of MB, such agreements to be substantially in the form of the Share Option Agreement between National Gold and T-Mex dated March 23, 2001;

(e)   a share pledge agreement pledging all of the shares of MB to the Vendors;

(f)   one or more share certificates representing all of the issued and outstanding shares of MB duly endorsed for transfer;

(g)   an irrevocable power of attorney from each shareholder of MB to endorse shares for transfer on default;

(h)   a proxy from each shareholder of MB to vote all shares of MB for the purpose of electing a new secretary of MB;

(i)   a security agreement in registerable form evidencing the Vendors' security interest in the Mulatos Project (as defined in the Agreement);

(j)   the Blanket Guarantee (as defined in the Agreement);

(k)   a general security agreement evidencing the Vendors' security interest in the assets of AML;

(l)   a Certificate Evidencing Assumption of Liabilities in substantially the form of the Certificate Evidencing Assumption of Liabilities from ONCM to Minera San Augusto, S.A. de C.V. dated December 21, 2000;

(m)   a letter acknowledging Alamos' obligations pursuant to section 19 of the Second Amendment Agreement dated August 21, 2001, among the Vendors, National Gold and Albert Matter;

(n)   all amendments, supplements, modifications, extensions or other restatements of the foregoing from time to time;

(o)   an opinion of counsel to Alamos addressed to the Vendors and counsel to the Vendors in respect of those matters the Vendors may require; and

(p)   all such other assurances, consents, agreements, documents, certificates and instruments as the Vendors may require.

This consent is conditional upon the delivery by Alamos to the Vendors of a duly authorized, executed and delivered indemnity and access agreement to be dated as of the date hereof in form and substance acceptable to the Vendors in their sole discretion.

This consent is further subject to all of the rights of the Vendors under the Agreement and related documents, including without limitation the right to enter into and take possession of the Concessions and other property as defined in the Agreement upon default by the Corporations.

The Vendors have not reviewed any of the schedules to the Option Agreement other than the schedule containing the form of this consent. The Vendors make no representations, warranties or covenants in relation to the Option Agreement. This consent does not amend, waive, modify or otherwise limit the Agreement and the rights of the Vendors thereunder in any way. The relationship between the Corporations and the Vendors shall continue to be governed by the terms of the Agreement.

DATED as of _____, 2002.

TENEDORAMEX S.A. de C.V.   **KENNECOTT MINERALS COMPANY**

By:_____   By:_____
      Authorized Signatory   Authorized Signatory

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

EXHIBIT 4.9

ALAMOS MINERALS LTD.
AND MINERA BIENVENIDOS S.A. DE C.V.

October 17, 2002

TO: National Gold Corporation

AND: ONC de Mexico S.A. de C.V.
           c/o 600 890 West Pender Street,
           Vancouver B.C. V6C 3A8

Re: $500,000 Loan to National Gold Corporation

We write to set forth and confirm the terms and conditions upon which Alamos Minerals Ltd. ("Alamos") is prepared to provide a CDN$675,000 convertible loan (the "Loan") to National Gold Corporation ("NG") in order for NG to satisfy its current obligation to contribute its proportionate share of total payment of CDN$1,525,000 (the "Vendor Payment") for direct acquisition costs due to Tendoramex S.A. de C.V. ("TSA") and Kennecott Minerals Company ("KMC") (the "Vendors") as of the date of this letter agreement in connection with the Amended and Restated Option and Joint Venture Agreement (the "JVA") between, among others, NG and Alamos dated October 17, 2001. It is understood that if NG does not make the required contribution, it will be in breach of the JVA and its payment obligations to the Vendors under an asset purchase agreement to acquire the properties described in the JVA.

In consideration of Alamos providing the Loan in the amount of CDN$675,000 (the "Loan Amount") to NG, Alamos and NG agree as follows:

1. NG shall deliver to Alamos a certified cheque made payable to Alamos in the amount of CDN$87,500 on execution of this agreement (the "NG Contribution") on account of its obligation to contribute CDN$762,500 of the Vendor Payment due to the Vendors.

2. NG shall issue to Alamos a Convertible Note in the form attached as Schedule "A" concurrently with the execution of this letter agreement.

3. Alamos will deliver to the Vendors the Vendor Payment consisting of Alamos's $762,500 payment, the NG Contribution and the Loan Amount to satisfy the Vendor Payment obligations to the Vendors.

4. As further consideration for Alamos providing this Loan to NG in the Loan Amount, each of NG, ONC de Mexico S.A. de C.V. ("ONC"), Alamos and Minera Bienvenidos S.A. de C.V. ("MB") agree as follows:

   a) Alamos and MB will be deemed to have completed the expenditure obligations on the properties pursuant to section 5.1(c) of the JVA upon execution by NG of this letter agreement;

b) Alamos and MB will be deemed to have completed the pre-participation program pursuant to section 5.1(d) of the JVA upon execution by NG of this letter agreement; and

c) notwithstanding anything to the contrary in the JVA, Alamos shall be entitled at its sole discretion and control to administer all programs referred in the definition of Social Costs under the JVA and Alamos and not NG shall be entitled to charge the applicable 2.5% management fee in respect of such payments for Social Costs and may receive a credit against its Expenditures for such management fee, and NG shall provide to Alamos NG's portion of all Social Costs to be paid.

5. The JVA shall in all other respects remain unamended and in full force and effect and the parties agree to take all necessary steps required to have the amendments to the JVA described herein accepted by the Vendor.

6. NG and Alamos agree to act in good faith to negotiate a possible merger of NG and Alamos by way of Statutory Plan of Arrangement on mutually acceptable terms.

7. This letter agreement will be governed by and construed and enforced in accordance with the laws of the Province of British Columbia.

8. No amendment or modification of this letter agreement will become effective unless and until the same will have been reduced in writing and duly executed and delivered by the parties. This letter agreement supersedes all previous agreements, written or oral, in respect of the subject matter hereof.

9. This letter agreement may be executed in any number of counterparts and any party hereto may execute any counterpart, each of which when executed and delivered will be deemed to be an original and all of which counterparts of this letter agreement taken together will be deemed to be one and the same instrument. The execution of this letter agreement or any other writing by any party hereto will not become effective until all counterparts hereof have been executed by all the parties hereto.

Please indicate your acceptance to the terms and conditions of this letter agreement by signing below in the space provided.

ALAMOS MINERALS LTD.   **MINERA BIENVENIDOS S.A. DE C.V.**

Per: (signed) *"C.F. Millar"*   Per : (signed) *« C.F. Millar »*

Agreed to and accepted this 17th day of October, 2002.

NATIONAL GOLD CORPORATION   **ONC DE MEXICO S.A. DE C.V.**

Per: (signed) *« Albert Matter »*   Per : (signed) *« Albert Matter »*

SCHEDULE "A"

NATIONAL GOLD CORPORATION
UNSECURED 12% $675,000 CONVERTIBLE NOTE
DUE OCTOBER 17, 2003

NATIONAL GOLD CORPORATION (the "Company") for value received hereby acknowledges itself indebted and promises to pay to ALAMOS MINERALS LIMITED (the "Holder") having an office at 1400, 400 Burrard Street, Vancouver, British Columbia V7X 1A6, on the Maturity Date as hereinafter defined, the principal amount of **$675,000** in lawful money of Canada on surrender of this Convertible Note at the principal office of the Company in the city of Vancouver (unless this Convertible Note shall have been previously redeemed or converted in accordance with the provisions hereof) and to pay interest on the principal amount outstanding from time to time from the date of this Convertible Note at the rate of twelve per cent per annum (12%) (after as well as before each of maturity, default and judgment). Such interest shall be calculated and payable in accordance with Article 2 hereof and interest on overdue interest shall be calculated, and shall be due and payable, in like money in the same manner and at the same time and place as aforesaid.

ARTICLE 1
INTERPRETATION

1.1   Definitions

In this Convertible Note, unless there is something in the subject-matter or context inconsistent therewith:

"business day" means a day which is not a Saturday, Sunday or civic or statutory holiday in Vancouver, British Columbia;

"Capital Reorganization" has the meaning attributed thereto in section 3.3;

"Common Shares" means common shares in the capital of the Company as such shares exist at the close of business on the date of execution and delivery of this Convertible Note or, upon any subdivision or consolidation of the Common Shares, the shares resulting therefrom or, upon the occurrence of a Capital Reorganization, the shares and/or other securities and/or property substituted for the Common Shares or into which Common Shares are reclassified or changed;

"Company's Auditors" or "Auditors of the Company" means an independent firm of chartered accountants duly appointed as auditors of the Company;

"Conversion Date" has the meaning attributed thereto in subsection 3.3(3);

"Conversion Price" means the price per Common Share at which the Convertible Note shall be convertible into Common Shares at Cdn.$0.29 per Common Share, subject to adjustment hereunder;

"Conversion Privilege" means the right to convert the Convertible Note into Common Shares as provided in Article 3;

"Convertible Note" means this 12% unsecured convertible note of the Company due on the Maturity Date:

"Event of Default" has the meaning attributed thereto in Article 5;

"Holder" means the original Holder or other permitted holder of this Convertible Note;

"Interest Rate" means 12% per annum;

"Issue Date" means the date of issue of the Convertible Note;

"Maturity Date" means October 18, 2003, the first business day after the first anniversary of the Issue Date, at which time any outstanding principal amount of the Convertible Note shall become due and payable pursuant to the terms provided herein;

"Person" means any individual, corporation or company, partnership, joint venture, syndicate, sole proprietorship, trust, trustee, executor, administrator or other legal representative or an unincorporated organization, government or governmental authority or entity and pronouns have a similarly extended meaning;

"Redemption Date", with respect to the Convertible Note, means the date specified in a notice of redemption as the date on which some or all of the outstanding principal amount of the Convertible Note will be redeemed by the Company; and

"Redemption Price" has the meaning attributed thereto in section 4.1.

Words importing the singular number include the plural and vice versa and words importing gender include the neuter, feminine and masculine genders.

1.2   Headings

The division of this Convertible Note into Articles, sections, subsections and clauses, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3   Applicable Law

This Convertible Note shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. The parties hereto submit to the exclusive jurisdiction of the courts in the Province of British Columbia. The parties agree that any litigation between the parties which arises pursuant to or in connection with this Convertible Note, or any of its provisions, shall be referred to the courts in the Province of British Columbia and shall not be referred to the courts in any other jurisdiction.

1.4   Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a business day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a business day.

1.5   Monetary Reference

Any reference in this Convertible Note to "Dollars", "dollars" or "$" shall be deemed to be a reference to lawful money of Canada.

1.6   Invalidity of Provisions

Each of the provisions contained in this Convertible Note is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof or thereof;

ARTICLE 2
PRINCIPAL AND INTEREST

2.1   Principal

The Company shall pay to the Holder any outstanding principal amount of this Convertible Note (unless this Convertible Note shall have been previously redeemed or converted in full in accordance with the provisions hereof) on the Maturity Date on surrender of this Convertible Note at the principal office of the Company at the address set forth under section 7.1 or at such other place as the Company may advise the Holder in writing.

2.2   Interest

Interest shall accrue from the date hereof or from the last interest payment date to which interest on the Convertible Note shall have been paid, on the outstanding principal amount of this Convertible Note at the Interest Rate (after as well as before each of maturity, default and judgment) payable on the Maturity Date.

2.3   Payment of Interest

As interest becomes due on this Convertible Note, the Company shall send by prepaid ordinary mail a cheque for such interest payable to the registered holder of this Convertible Note and addressed to such holder at his last address appearing on the register. The forwarding of such cheque shall satisfy and discharge the liability for interest on this Convertible Note to the extent of the sum represented thereby unless such cheque be not paid at par on presentation at any of the places of payment above-mentioned.

2.4   Cancellation of Matured Convertible Note

Upon full payment, redemption and/or conversion of the outstanding principal amount of, and any accrued but unpaid interest on, the Convertible Note, the Convertible Note shall be cancelled and destroyed by the Company and no Convertible Note shall be issued in substitution therefor.


ARTICLE 3
CONVERSION


3.1   Conversion Privilege and Conversion Price

Subject to and upon compliance with the provisions of this Article 3, the Holder shall have the right, at such Holder's option, at any time following the receipt by the Company of required approvals of regulatory authorities, and prior to the close of business on the business day immediately preceding the Maturity Date or the Redemption Date, to convert such Convertible Note or any portion thereof (which is an integral multiple of $1,000) of the then outstanding principal amount thereof into fully paid and non-assessable Common Shares at the Conversion Price. The number of Common Shares shall be determined by dividing the principal amount of the Convertible Note being converted by the Conversion Price.

3.2   Manner of Exercise of Right to Convert

(1)   In order to exercise the Conversion Privilege, the Holder shall, within the time specified in section 3.1, surrender such Convertible Note to the Company at its principal office in the City of Vancouver accompanied by a written notice (which shall be irrevocable) in the form of the "Notice of Election to Convert" attached to this Certificate, duly signed by the Holder or the Holder's executors, administrators or other legal representatives or the Holder's attorney duly appointed by an instrument in writing in form and execution satisfactory to the Company stating:

(a)   that the Holder elects to convert the Convertible Note or a specified portion (which is an integral multiple of $100) of the then outstanding principal amount thereof;

(b)   the names (with addresses) in which the Common issuable upon such conversion are to be registered, provided that the Holder shall only be entitled to direct the registration of his entitlement to the Common Shares in a manner permitted by applicable securities legislation; and

(c)   the address or addresses to which the certificate(s) representing the Common Shares issuable upon conversion and the cheque for any amount payable under section 3.7 are to be delivered.

(2)   Upon surrender of the "Notice of Election to Convert" in accordance with section 3.2(1) above, the Holder or his permitted nominee shall be entitled to be entered in the books of the Company as at the Conversion Date, as defined below (or such later date as is specified in subsection 3.3(3)) as the Holder of the number of Common Shares into which this Convertible Note is convertible, in accordance with the provisions of this Article 3, and as soon as practicable thereafter, the Company shall deliver to the Holder electing to convert or, subject as aforesaid, its nominee or assignee a certificate or certificates representing the number of Common Shares comprising the number of Common Shares into which all or any portion of the principal amount hereof has been converted and, if applicable, a cheque for any amount payable under section 3.7 to the address indicated in the "Notice of Election to Convert".

(3)   For the purposes of this Article 3, this Convertible Note shall be deemed to be surrendered for conversion on the date (the "Conversion Date") on which it is so surrendered in accordance with the provisions of this Article 3 and, if surrendered by mail or other means of delivery, on the date on which it is received by the Company, provided that if this Convertible Note is surrendered for conversion on a day on which the register of Common Shares is closed, the Person entitled to receive Common Shares shall become the holder of record of such Common Shares as at the date on which such register is next reopened and provided that if a Convertible Note is surrendered for conversion on any interest payment date such Convertible Note shall be deemed to be surrendered for conversion on such interest payment date.

(4)   In the event of any partial conversion of the Convertible Note, the Holder shall, upon the exercise of the Conversion Privilege, surrender the Convertible Note to the Company, and the Company shall cancel the same and shall, without charge, forthwith certify and deliver to the Holder a new Convertible Note in an aggregate principal amount equal to the unconverted part of the principal amount of this Convertible Note so surrendered upon the same terms and conditions as this Convertible Note.

(5)   If this Convertible Note is surrendered for conversion in accordance with this section 3.3, the Holder shall be entitled to receive accrued and unpaid interest in respect of the principal amount converted only for the period up to the Conversion Date, such interest to be paid at the time of delivery of the Common Shares issuable upon such conversion in accordance with section 2.3.

(6)   Notwithstanding anything herein contained, Common Shares will only be issued and registered upon conversion of this Convertible Note in compliance with the securities laws of any applicable jurisdiction and, without limiting the generality of the foregoing, in the event that this Convertible Note is converted prior to the expiry of any applicable hold period under applicable securities legislation, the certificates representing the Common Shares thereby issued will bear such legend as may, in the opinion of counsel to the Company, be necessary in order to avoid a violation of any securities laws of any province of Canada or the United States or to comply with the requirements of any stock exchange on which the Common Shares are listed, provided that if, at any time, in the opinion of counsel to the Company, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate, at the holder's expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such holder is entitled to sell or otherwise transfer such Common Shares in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Company in exchange for a certificate which does not bear such legend.

3.3   Adjustment of Conversion Price

If and whenever at any time after the date hereof, and prior to the Conversion Date, there is a reclassification of the Common Shares at any time outstanding or other change of the Common Shares into other shares or into other securities, whether of the Company or of another body corporate, or other capital reorganization, or a consolidation, amalgamation or merger of the Company with or into any other corporate or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property (any of such events being called a "Capital Reorganization"), the Holder who exercises the right to convert this Convertible Note pursuant to this Convertible Note after the effective date of such Capital Reorganization will be entitled to receive, and will accept for the same aggregate consideration in lieu of the number of Common Shares to which the Holder was previously entitled upon such conversion, the aggregate number of shares, other securities or other property which the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares into which this Convertible Note was convertible immediately prior to such Capital Reorganization. The Company will take all steps necessary to ensure that, on a Capital Reorganization, the Holder will, if it exercises its conversion rights hereto, receive the aggregate number of shares, other securities or other property to which it is entitled as a result of the Capital Reorganization. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 3 with respect to the rights and interests thereafter of the Holder under this Convertible Note to the end that the provisions set forth in this Article 3 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the conversion of this Convertible Note.

3.4   Rules Regarding Calculation of Adjustment of Conversion Price

If within five days of receipt of an Adjustment Notice a Holder notifies the Company in writing that it disputes the content of the Adjustment Notice, or if at any time a dispute is made by a shareholder or other creditor of the Company with respect to adjustments provided for in section 3.4, such dispute will be conclusively determined by the Company's Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors of the Company, and any such determination will be binding upon the Company, the Holder and shareholders of the Company; such auditors or accountants will be given access to all necessary records of the Company. If any such determination is made, the Company will deliver a certificate of the Company to the Holder describing such determination.

3.5   Notice as to Adjustment

The Company shall from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in section 3.4, deliver a notice in writing (an "Adjustment Notice") to the Holder specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Such notice and the amount of the adjustment specified therein shall, subject to the provisions of subsection 3.5, be conclusive and binding on all parties in interest.

3.6   No Requirement to Issue Fractional Common Shares

The Company shall not be required to issue fractional Common Shares upon the conversion of all or any part of this Convertible Note pursuant to this Article 3. The number of whole Common Shares issuable upon conversion of this Convertible Note shall be computed on the basis of the aggregate principal amount of the Convertible Note so converted. If any fractional interest in a Common Share would, except for the provisions of this section, be deliverable upon the conversion of any principal amount of the Convertible Note, the Company may, at its sole option, in lieu of delivering any certificate representing such fractional interest, satisfy such fractional interest by paying to the Holder an amount in lawful money of Canada equal (to the nearest amount) to the corresponding fraction of the value of a Common Share on the Conversion Date, determined by the directors of the Company acting in good faith which determination shall be conclusive, provided that the Company shall not be required to make any payment, calculated as aforesaid, that is less than $10.00.

3.7   Company to Reserve Shares

The Company shall at all times while any principal amount of the Convertible Note remains outstanding reserve and keep available out of its authorized but unissued Common Shares solely for the purpose of issue upon conversion of this Convertible Note as provided in this Article 3, and conditionally allot to the Holder who may exercise its conversion rights hereunder, such number of Common Shares as shall then be issuable upon the conversion of this Convertible Note. All Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

3.8   Cancellation of Converted Convertible Note

This Convertible Note when converted shall be forthwith delivered to and cancelled by the Company and no Convertible Note shall be issued in substitution therefor.

ARTICLE 4
REDEMPTION

4.1   Optional Redemption

Subject as hereinafter provided, the Company shall have the right to redeem at its option, in the manner provided for in this Article 4 and at any time after the nine-month anniversary of the Issue Date and prior to the Maturity Date, the whole or from time to time any part of the principal amount then outstanding of the Convertible Note upon payment in lawful money of Canada to the Holder of 100% of the principal amount of the Convertible Note (the "Redemption Price") together with accrued and unpaid interest to, but excluding the Redemption Date. The Company shall give 30 days' prior written notice of the Company's election to redeem the Convertible Note to the Holder provided, however, that no such redemption rights shall exist until required regulatory approval of the full convertibility of this Convertible Note shall have been received.

4.2   Places of Payment

The Redemption Price for any portion of the Convertible Note called for redemption under the provisions hereof shall be payable upon surrender thereof at any of the places where the principal of such Convertible Notes is expressed to be payable and at such other places, if any, as may be specified in the notice of redemption.

4.3   Notice of Redemption

Every redemption notice shall specify the aggregate principal amount of the Convertible Note called for redemption, the date fixed for redemption, the Redemption Price and the place of payment and shall state that interest upon the principal amount of the Convertible Note called for redemption shall cease to be payable from and after the Redemption Date and that the right to convert the principal amount of the Convertible Note to be redeemed will terminate and expire at the close of business on the business day immediately preceding the Redemption Date.

4.4   Payment of Redemption

Upon notice being given in accordance with section 4.3, the principal amount of the Convertible Note so called for redemption shall be and become due and payable at the Redemption Price on the Redemption Date and with the same effect as if it were the Maturity Date, anything therein or herein to the contrary notwithstanding and, from and after such Redemption Date, interest upon the principal amounts so becoming due and payable shall cease unless payment of the Redemption Price shall not be made on surrender of the Convertible Note.

4.5   Cancellation of Redeemed Convertible Note

Any Convertible Note redeemed by the Company pursuant to this Article 4 will be cancelled by the Company and not re-issued.


ARTICLE 5
DEFAULT AND ENFORCEMENT


5.1   Events of Default

Each of the following events is herein sometimes called an "Event of Default":

(a)   if the Company defaults in payment of all or any part of the principal of this Convertible Note when due;

(b)   if the Company defaults in payment of any interest due and such default continues for a period of 30 days after notice has been given to the Company by the Holder specifying such default and requiring the Company to rectify same;

(c)   if an order shall be made or an effective resolution is passed for the winding-up, liquidation or dissolution of the Company;

(d)   if the Company shall make a general assignment for the benefit of its creditors or a proposal under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or shall be declared bankrupt, or if a custodian or a sequestrator or a receiver and manager or any other Person with similar powers shall be appointed of the Company or of the property of the Company or any part thereof which is a substantial part thereof;

(e)   if the Company breaches its covenants hereunder and such breach is not rectified within 30 days after notice has been given to the Company by the Holder specifying such breach and requiring the Company to rectify same.

5.2   Acceleration on Default

In case any Event of Default has occurred and is continuing, the Holder may in its discretion by notice in writing to the Company declare the principal amount of this Convertible Note then outstanding, all accrued and unpaid interest hereunder and any other moneys payable hereunder to be due and payable by the Company to the Holder.

5.3   Remedies

In the case of a default hereunder by the Company, and upon an acceleration pursuant to section 5.2 hereof, the Holder may enforce the rights of the Holder by any remedy or proceeding authorized or permitted by applicable law (subject in all cases to any mandatory provision of applicable law). No remedy herein contained conferred upon the Holder shall be intended to be exclusive and such Holder shall be entitled to seek other remedies available under applicable laws.

ARTICLE 6
SATISFACTION AND DISCHARGE

6.1   Release from Covenants

Upon the payment or satisfaction of the principal amount of this Convertible Note on the Maturity Date, the Redemption Price on the Redemption Date, interest (including interest on amounts in default) thereon and other moneys payable hereunder, and/or the issuance on the Conversion Date of Common Shares the Holder shall deliver to the Company all such instruments as may be requested by the Company to release the Company from its covenants herein contained.

6.2   Surrender of Convertible Note

In case the Holder shall fail to surrender this Convertible Note for payment on the date on which the principal thereof and/or the interest thereon becomes payable either at maturity, on redemption or otherwise, the Company shall be entitled to set aside, the principal moneys, the Redemption Price, if any, and/or the interest, as the case may be, in trust to be paid to the Holder upon due surrender thereof in accordance with the provisions hereof; and thereupon the principal moneys, Redemption Price, and/or the interest payable on or represented by this Convertible Note in respect whereof such moneys have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving payment of the moneys so set aside by the Company (without interest on such moneys) upon due surrender thereof.

ARTICLE 7
MISCELLANEOUS

7.1   Notice

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or by delivery as hereafter provided. Any such notice other communication, if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the business day following the sending, or, if delivered by hand, shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this section. Notices and other communications shall be addressed as follows:

(a)   if to the Company:

National Gold Corporation
600 - 890 West Pender Street,
Vancouver, BC
V6C 3A8

Attention: President
Facsimile: (604) 687-1327

(b)   if to the Holder:

To the Holder whose name and address appears on the front page of this Convertible Note.

7.2   Replacement of Certificates

(1)   In case this Convertible Note shall become mutilated or be lost, destroyed or stolen, the Company shall issue, and thereupon deliver, a new Convertible Note of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and upon surrender and cancellation of such mutilated Certificate or in lieu of and in substitution for such lost, destroyed or stolen Convertible Note.

(2)   The applicant for the issue of a new Convertible Note pursuant to this section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company such evidence of ownership and of the loss, destruction or theft of the Convertible Note so lost, destroyed or stolen as shall be satisfactory to the Company in its discretion and such applicant shall also furnish indemnity in

amount and form satisfactory to the Company in its discretion, and shall pay the reasonable charges of the Company in connection therewith.

7.3   Assignment

The Holder may not assign this Convertible Note without the written consent of the Company and any purported assignment without such consent is void.

7.4   Amendment, Waiver

No amendment or waiver of this Convertible Note will be binding unless executed in writing by the Company if it is to be bound thereby, or by the Holder if the Holder is to be bound thereby. No waiver of any provision of this Convertible Note will constitute a waiver of any other provision nor will any waiver of any provision of this Convertible Note constitute a continuing waiver unless otherwise expressly provided.

IN WITNESS WHEREOF National Gold Corporation has caused this Convertible Note to be signed by its authorized signatory as of October 17, 2002.

NATIONAL GOLD CORPORATION

By: _____
         Authorized Signatory

CONVERSION INSTRUCTIONS TO HOLDER

The registered holder hereof may exercise his right to subscribe for Common Shares of NATIONAL GOLD CORPORATION (the "Company"), by completing the Notice of Election to Convert and surrendering this Convertible Note and the duly completed Notice to the Company by delivering or mailing it to the Company at its office in the city of Vancouver, at 600 - 890 West Pernder Street, Vancouver BC, V6C 3A8

For your own protection, it is suggested that all documentation be forwarded to the Company by registered mail.

NOTICE OF ELECTION TO CONVERT

TO: NATIONAL GOLD CORPORATION

Principal amount to be converted $_____

The undersigned registered holder of the within Convertible Note hereby irrevocably elects to convert the above-noted principal amount of such Convertible Note into Common Shares ("Common Shares") of **National Gold Corporation**, in accordance with the provisions of the within-mentioned Convertible Note and hereby delivers this Convertible Note to the Company for such purpose and directs that the certificate for such Common Shares be registered and delivered as follows:

Name in Full	Address	Address for Delivery	Number of Common Shares

(Please print full name in which share certificates are to be issued. If any Common Shares are to be issued to a person or persons other than the Holder, the Holder must pay to the Company all exigible transfer taxes or other government charges.)

The undersigned certifies that each of the representation and warranties made by the undersigned to the Company in connection with the undersigned's acquisition of the Convertible Note remains true and correct on the date hereof.

Dated: _____

Guarantee of signature

_____
(Print name of Holder)

_____
(Signature of Holder)

EXHIBIT 4.10

ALAMOS MINERALS LTD.
Suite 1400 - 400 Burrard Street
Vancouver, British Columbia
Canada V7X 1A6

October 23, 2002

National Gold Corporation
660 West Pender Street
Vancouver, B.C.
Canada V6C 3A8

Attention: Albert Matter
               President and CEO

Dear Sirs:

Re: Proposed Merger of Alamos Minerals Ltd. ("Alamos") and National Gold Corporation ("National")

This letter is to confirm the results of our ongoing discussions and to constitute a memorandum of our agreement and mutual intent regarding the proposed merger (the "Merger") of Alamos and National by way of a plan of arrangement or other mutually acceptable form of business combination to create a new company ("Newco").

The proposed Merger will combine the interests of each of Alamos and National and in particular their respective interests in the Salamandra mineral properties (the "Salamandra Project") in Mexico and create efficiencies and a more effective approach to advancing the development of the Salamandra Project. Alamos and National also believe that the Merger will also yield benefits to the shareholders of each of Alamos and National by providing Newco with a greater asset base and capitalization, thereby facilitating access to capital markets, a reduction of overheads and the elimination of duplication of administrative expenses and the creation of a broader trading market for the common shares of Newco and the potential for greater liquidity for all shareholders.

After execution by the authorized signatories of each of Alamos and National, this document will serve as our initial agreement with a formal agreement to follow, with respect to the completion of the Merger and the creation of Newco as follows:

1 Creation of Newco

Subject to obtaining all necessary shareholder and regulatory approvals and acceptances, and the satisfaction of all conditions precedent as set forth herein, Alamos and National will undergo an amalgamation, plan of arrangement or other form of corporate business combination to create Newco as a new company under the Company Act (B.C.). While the definitive form of the Merger will be determined by Alamos and National acting with the advice of counsel, it is anticipated that the Merger will take the form of an amalgamation by statutory plan of arrangement following the continuance of National from Alberta to British Columbia.

The name of Newco will be **Alamos Gold Corporation** or such other name that is acceptable to Alamos, subject to regulatory and shareholder approvals.

The board of directors of Newco will consist of five members of whom three shall be nominees of Alamos and two shall be nominees of National acceptable to Alamos. The parties agree that the initial Directors of Newco will be as follows:

Chester Millar	Richard Hughes
John McCluskey	James McDonald
Steve Stine	

The parties agree that the initial officers of Newco will be as follows:

Chester Millar	-	Chairman and President
John McCluskey	-	Vice-President and Chief Executive Officer
Steve Stine		Vice-President and Chief Operating Officer
Sharon Fleming	-	Secretary

2 Share Exchange Ratio

It is intended that upon completion of the Merger, Newco will issue one common share for every two outstanding common shares of Alamos and one common share for every 2.352 common shares of National, such ratio being established by negotiation. The parties agree to engage Robert McKnight and Bruce McKnight of the firm Finisterre Holdings Inc, as the independent accredited valuator (the "Valuator"), subject to approval by the TSX Venture Exchange (the "TSXV"), to provide a fairness opinion to the Board of Directors of each of Alamos and National which will opine as to the fairness of the Merger and proposed share exchange ratio, from a financial point of view to the shareholders of Alamos and National. All validly subsisting warrants, options and other rights to acquire common shares of Alamos or National (including all requirements to issue shares for mineral property acquisitions and for consulting services) will, as a result of the Merger, be replaced by, or be deemed to represent, comparable convertible securities of Newco, on an adjusted basis as to number and price based on the above share exchange ratio.

3 Formal Agreement and Shareholder Approval

As soon as possible following the execution of this agreement, the parties will enter into and execute a formal merger agreement to effect the Merger (the "Merger Agreement"), which agreement will contain the provisions set forth herein and will contain representations and warranties of a normal and usual nature for a transaction such as the Merger including, without limitation, representations and warranties concerning the correctness and accuracy of the consolidated audited, and any interim unaudited, financial statements of each Alamos and National, title to their respective assets (and those of any material subsidiary) and as to the enforceability and good standing of all material contracts, together with such other terms and conditions as are usual in such forms of agreements. The Merger will be structured as much as possible to reduce any adverse tax or securities law consequences to Alamos and National and their respective shareholders. As soon as possible following the execution of the Merger Agreement, but in any event within thirty (30) days of the execution of this agreement by the parties, each of Alamos and National will call meetings of their respective shareholders for the purpose of obtaining shareholder approval of the Merger, and will recommend approval of the Merger by shareholders and solicit proxies in favour of such Merger.

National acknowledges that Gowling Lafleur Henderson LLP, solicitors for Alamos, will represent Alamos and will take primary responsibility for the preparation of all documentation required to effect the Merger, including the Merger Agreement, the joint information circular and applications to the requisite stock exchanges and securities regulatory authorities. Each of Alamos and National agrees to instruct their respective legal and accounting advisers to expeditiously work toward the completion of the required due diligence, formal documentation, press releases, regulatory filings, disclosure documents and the like as required to complete the Merger as expeditiously as possible.

4 Conditions Precedent

It is understood that completion of the Merger will be subject to, and the Merger Agreement will so provide for, the following conditions precedent, together with other customary conditions:

a) completion by each of Alamos and National of legal, financial and geological due diligence reviews of the business, assets and undertaking of the other, and a result satisfactory to each, acting reasonably, on or before November 22, 2002,

b) acceptance of the Merger for filing by the TSXV and any other regulatory body having jurisdiction,

c) approval by the shareholders of Alamos,

d) approval by the shareholders of National,

e) approval of the Merger by the Supreme Court of British Columbia, as required,

f) no adverse material change having occurred in the affairs, business or undertaking of either of Alamos or National prior to the closing of the Merger,

g) between the date of this Agreement and the completion of the Merger, no party hereto will have entered into any transaction out of the ordinary course of its business or have incurred any material expense or liability without the consent of the other parties hereto;

h) neither Alamos nor National having received notices of dissent from shareholders holding, in the aggregate, more than two (2%) percent of the common shares of either Alamos or National unless this condition is waived by Alamos in its sole discretion; and

i) the representations and warranties of Alamos and National, as applicable, being true as of the completion of the Merger.

Each of Alamos and National shall act in good faith and all dispatch to complete the Merger including fulfilling all regulatory requirements and satisfying all conditions set out in this paragraph.

5 Access to Corporate Information

Each of Alamos and National will provide the Valuator and the representatives of each of Alamos and National and their respective legal, accounting, geological and other professional advisors with full and free access to all of the minute books, corporate files and records, property data, books of account, business records, material contracts and agreements and assets of each of Alamos, National and their respective subsidiaries, and to permit such representatives and professional advisors and valuators to meet with and ask such questions of the directors, senior officers, employees, agents, consultants and professional advisors of the other party for due diligence purposes as may reasonably be requested, all in a timely manner.

In particular, each of Alamos and National will, promptly after the execution hereof, disclose to the other all material liabilities and obligations, and provide prompt notice in writing of any material change in such liabilities and obligations.

6 Confidentiality

In consideration of the mutual access to the financial, corporate and business information provided by each of Alamos and National to the other as specified herein, all information obtained by a party, or any of their respective professional advisors, is agreed to be the exclusive property of the entity divulging or providing the same and will not be publicly disclosed or used by the party receiving the same in any manner whatsoever, other than for the purpose of considering and evaluating the Merger, settling the formal documentation in connection therewith and for the purposes of making such disclosure to the public, the shareholders of Alamos and National and the applicable regulatory authorities as may be necessary to secure the required approvals to the Merger. Each of Alamos and National acknowledges that it will be responsible for any unauthorized use or disclosure of such confidential information by its affiliates or agents. Each agrees that it will promptly, upon the earlier of a written request therefor or the termination of the Merger prior to the completion thereof, return, or cause to be returned, to the other party all information received by it from the other party without retaining copies thereof. These confidentiality provisions will extend for a period of one (1) year after the date hereof. These confidentiality provisions do not extend to information already in the public domain.

7 Public Disclosure

As each of Alamos and National are reporting issuers in one or more of the provinces of B.C., Alberta and Ontario, and their common shares are each listed on the TSXV, timely public disclosure of the proposed Merger is required, but no public announcement concerning the Merger will be made by either without the prior approval of the other, which approval will not be unreasonably withheld or delayed.

Upon execution of this letter agreement by both parties, Alamos and National will prepare and issue a joint news release with respect to their intention to implement the Merger, use their respective best efforts to obtain the acceptance for filing thereof by the TSXV and all required regulatory authorities, to obtain all requisite shareholder and court approvals and to proceed expeditiously to finalize the Merger Agreement and all required disclosure documents.

8 Non-Solicitation

As it is the mutual intention of the parties to move forward to implement the Merger as expeditiously as possible and, as a result, each party will incur significant expenses in doing so, each of Alamos and National covenant and agree that, during the period commencing upon the date hereof and ending on March 15, 2003 (or such earlier date as the Merger may be terminated by mutual consent prior to the completion thereof), neither will, directly or indirectly, solicit, initiate, assist, facilitate, promote or encourage proposals or offers from, entertain or enter into discussions or negotiations with or provide information relating to itself or any of its subsidiaries or any of its material assets, liabilities or financial condition, or those of any of its subsidiaries, to any person, entity or group in connection with:

a) the Merger or disposition of any of its securities, or those of any of its subsidiaries,

b) any amalgamation, merger, consolidation, arrangement, restructuring or refinancing, or the sale of any of its material assets or those of any of its subsidiaries, or

c) any takeover bid, tender offer, reorganization, recapitalization, liquidation or winding-up, or any other business combination or similar transaction involving it or any of its subsidiaries,

unless such action, matter or transaction is satisfactory to and is approved in writing by, the other.

During this period, each of Alamos and National will continue to operate their respective businesses in the normal course and will not acquire or dispose of any material assets or incur any material liabilities or obligations without the prior consent of the other party.

In the event that an unsolicited bona fide offer, the terms of which are considered in good faith by the board of directors of Alamos or National (following consultation with and advice received from independent outside legal counsel), as applicable, to be clearly superior to the terms of the Merger and which must be accepted and/or recommended to shareholders in order to meet the board of director's fiduciary obligations (a "Superior Offer") is made to either Alamos or

National (an "Offeree"), as the case may be, or their respective shareholders, and the Merger contemplated hereunder is not completed as a result of the Superior Offer, (including without limitation, where a required shareholder approval is not obtained while a Superior Offer is outstanding) then the Offeree shall be required to pay to the other party (Alamos or National, as the case may be) a breakup fee in the amount of CDN$750,000, together with reimbursement of costs to an additional maximum of CDN$100,000, in recognition of the time and expense incurred by such party in connection with the proposed Merger.

Notwithstanding the forgoing, should a Superior Offer be received by National, National shall immediately provide Alamos with a copy of the Superior Offer and all information and documentation relating to it. National shall also provide Alamos with five days prior written notice of National's Board of Directors' intention to withdraw, qualify or change any of its recommendations or determinations to its shareholders in a manner adverse to Alamos so that Alamos may, at its option and without derogating from its rights pursuant to this agreement, make a counterproposal; and if the Board of Directors of National (after consultation with its financial advisor and outside counsel) reasonably determine in good faith that such counterproposal is as favourable to the shareholders of National as the Superior Offer, then the Board of Directors of National shall forthwith cease all discussions or negotiations with respect to the Superior Offer and shall leave intact all recommendations and determinations to its shareholders, except to communicate with the person making such Superior Offer that Alamos has matched the Superior Offer or has made a proposal to National which is superior to such Superior Offer.

9 Issuance of Shares

No party hereto shall, except pursuant to the Merger, or with the permission of the other party, not to be unreasonably withheld:

> a) issue any of its securities or obligations convertible or exercisable into any additional securities, other than securities which are issuable on the exercise or conversion of its currently outstanding securities; or

> b) acquire, directly or indirectly, by purchase or otherwise any voting securities or securities convertible into or exchangeable for voting securities of any other party hereto or direct or indirect rights or options to acquire any voting securities of any other party other than securities which may be issuable on the exercise or conversion of its currently held securities.

10 Expenses

Each party will be responsible to pay their own legal, accounting, auditing, due diligence and valuation fees and other transactional costs in respect of the Merger and, if the Merger does not close, all legal and accounting costs which Alamos and National have incurred in connection with proceeding with the Merger will be shared equally. Each party hereto agrees to participate fully in the preparation of any joint management information ciruclar ("Circular") to be delivered to the shareholders of Alamos and National in connection with any meeting of the shareholders of Alamos and National to obtain any shareholder approval required for completion of the

Merger, and, subject to paragraph 8, further recommend to its respective security holders that they approve such Merger and shall solicit its security holders to vote in favour of the Merger.

11 Voting Agreements

The implementation of this agreement is subject to the receipt by each of Alamos and National, within a period of five (5) business days (or such longer period as may be jointly specified by Alamos and National) after the execution hereof by both parties, of voting agreements, in the form attached as Schedule "A" for each shareholder of Alamos and National who, to the knowledge of the parties, beneficially holds greater than five (5%) percent of the issued shares of Alamos or National, as applicable. This condition may be waived by agreement of Alamos and National.

12 Binding Effect

The parties agree that this agreement has been entered into for valuable consideration and constitutes a legally binding and enforceable agreement between them, notwithstanding that more formal documentation is contemplated. However, if the Merger has not been completed on or before March 15, 2003, then either party may, by notice in writing to the other, terminate this agreement, and the Merger will not thereafter proceed. Either party may terminate this agreement if it receives a bona fide offer to enter into a competing transaction in respect of which the directors are advised by their legal counsel that they are obliged, in accordance with their fiduciary obligations to their shareholders, to present to and recommend to such shareholders, subject to the provisions of paragraph 8.

If the foregoing correctly reflects your understanding of the results of our discussions to date and our agreement to proceed to consummate the Merger, kindly so confirm by signing and returning to us the duplicate copy of this letter enclosed for that purpose (execution in counterparts is satisfactory).

We look forward to working with you to move this transaction forward to a successful conclusion.

Yours very truly,

ALAMOS MINERALS LTD.

Per:

John McCluskey,
Executive Vice President, Director

We, National Gold Corporation, hereby confirm our acceptance of the foregoing and our agreement to be legally bound thereby as of this _____ day of October, 2002.

NATIONAL GOLD CORPORATION

Per: _____
       Albert Matter, President and CEO

SCHEDULE "A"

(see attached)

VOTING AGREEMENT

This Voting Agreement is made on the _____ day of October, 2002 between the undersigned shareholder (the "Shareholder") and National Gold Corporation ("National").

WHEREAS pursuant to an agreement dated October 23, 2002 between Alamos Minerals Ltd. ("Alamos") and National (the "Pre-Merger Agreement"), Alamos and National have agreed to merge (the "Merger") under the provisions of the Company Act (British Columbia) to form a new company ("Newco");

AND WHEREAS pursuant to the Merger, shareholders of Alamos will receive, in exchange for their shares of Alamos, one common share in Newco for every two common share of Alamos held and shareholders of National will receive, in exchange for their shares of National, one common share in Newco for every 2.352 common shares of National held;

AND WHEREAS the Merger will require the approval by way of special resolution of each of the shareholders of Alamos and National;

AND WHEREAS the Shareholder beneficially owns and/or controls the number of common shares of National indicated on the last page hereof (collectively, the "Shares");

AND WHEREAS in consideration for National agreeing to proceed with the Merger, subject to the Pre-Merger Agreement and any subsequent formal merger agreement, the Shareholder, having determined that the Merger is in the Shareholder's best interests from a financial perspective, wishes to enter into this Agreement to make appropriate provision that the Shareholder will vote the Shares in favour of or to approve the Merger and any transaction or other matter relating to, arising out of or in connection with, directly or indirectly, the Merger at any meeting (a "Meeting") of the shareholders of National held for such purpose;

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements of the parties hereinafter contained, the parties agree as follows:

ARTICLE 1
VOTING OF SHARES

Section 1.1.   **Approval of Business Combination.** The Shareholder agrees to cast the votes attached to the Shares in person or by proxy in accordance with the recommendation of the board of directors of National in respect of any item of business, resolution, matter, question or proposition concerning the Merger and any transaction or any other matter relating to, arising out of or in connection with the Merger, to the fullest extent permitted by applicable law, that may come before a Meeting.

Section 1.2.   **Shares held by Nominee.** The Shareholder agrees to direct or otherwise cause any Shares beneficially owned and/or controlled by but not registered in the Shareholder's name, to be voted in the manner prescribed in Section 1.1 above.

Section 1.3.   **Voting Rights Otherwise Unaffected.**   Other than in respect of the matters referred to in Section 1.1, this Agreement will have no effect on the voting rights attaching to the Shares and, for greater certainty, the Shareholder will retain the right to consent to or to vote in person or by proxy the Shares, on any item of business, resolution, matter, question or proposition whatsoever that may come before the shareholders of National at a Meeting in its sole discretion other than the matters referred to in Section 1.1.

Section 1.4.   **Alamos to Proceed with Business Combination.**   National agrees to proceed with the Merger pursuant to the terms of the Pre-Merger Agreement and any subsequent Merger agreement, subject to the terms and conditions of such agreements including the requirement of obtaining approval by way of special resolution from the shareholders of National and regulatory and judicial approvals.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

Section 2.1   **Representations and Warranties of the Shareholder.**   The Shareholder represents and warrants as follows to National and acknowledges and confirms that National is relying on such representations and warranties in connection with the entering into of the Merger:

(a)   **No Voting Arrangements.**   Except as set out in this Agreement, no person has any written or oral agreement, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming such agreement relating to or restricting the exercise of any of the voting rights attaching to the Shares and, for greater certainty, the Shareholder has the unfettered and absolute right to exercise or cause to be exercised the votes attaching to the Shares.

(b)   **Non-Solicitation.**   The Shareholder will not solicit any offers to purchase the Shares and will not initiate, encourage or participate in any discussions or negotiations with any third party with respect to such a transaction or similar business combination during the period starting from the date hereof and ending on the earlier of the termination of this Agreement and March 15, 2003.

ARTICLE 3
MISCELLANEOUS

Section 3.1.   **Truth of Representations and Warranties.**   The representations and warranties of the Shareholder contained in this Agreement will be true and correct as of the date of each Meeting with the same force and effect as if such representations and warranties had been made on and as of such date.

Section 3.2.   **Further Assurances.**   From time to time after the date hereof, each party will, at the request of the other party co-operate with and execute and deliver such notices, proxies or other documents or instruments and do all other things as may be reasonably required to effectively carry out the intent of this Agreement.

Section 3.3. **Amendments.** This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the parties hereto.

Section 3.4. **Waiver.**

(a)   No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar), nor will such waiver be binding unless executed in writing by the party to be bound by the waiver.

(b)   No failure on the part of a party to exercise, and no delay in exercising any right under this Agreement, will operate as a waiver of such right; nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any right.

Section 3.5. **Successors and Assigns.** This Agreement will become effective when executed by each of the parties hereto and after that time will be binding upon and enure to the benefit of the parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement will be assignable or transferable by the Shareholder without the prior written consent of National.

Section 3.6. **Severability.** If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect.

Section 3.7. **Attornment.** The parties agree that the courts of the Province of British Columbia will have exclusive jurisdiction to determine all disputes and claims arising between the parties.

Section 3.8. **Governing Law.** This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Section 3.9. **Counterparts.** This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one in the same instrument.

Section 3.10. **Termination.** This Agreement will terminate on the earlier of the completion of the Merger and March 15, 2003.

IN WITNESS WHEREOF the parties have caused this Agreement to the executed under seal.

FOR INDIVIDUAL SHAREHOLDER:

SIGNED, SEALED and DELIVERED in   )
the presence of:)
)
)
_____   )
Name   )
)
_____   )   _____
Address   )   Signature of Shareholder
)
_____   )   _____
)   Signature of Shareholder
)
)
_____   )
Occupation   )

FOR CORPORATE SHAREHOLDER:

The Corporate was hereunto affixed in   )
the presence of:)
)
)
_____   )
Authorized Signatory   )
)   c/s
_____   )
Authorized Signatory   )

Number of common shares of National subject to this Agreement: _____

NATIONAL GOLD CORPORATION

Per: _____

VOTING AGREEMENT

This Voting Agreement is made on the _____ day of October, 2002 between the undersigned shareholder (the "Shareholder") and Alamos Minerals Ltd. ("Alamos").

WHEREAS pursuant to an agreement dated October 23, 2002 between Alamos and National Gold Corporation ("National") (the "Pre-Merger Agreement"), Alamos and National have agreed to merge (the "Merger") under the provisions of the Company Act (British Columbia) to form a new company ("Newco");

AND WHEREAS pursuant to the Merger, shareholders of Alamos will receive, in exchange for their shares of Alamos, one common share in Newco for every two common share of Alamos held and shareholders of National will receive, in exchange for their shares of National, one common share in Newco for every 2.352 common shares of National held;

AND WHEREAS the Merger will require the approval by way of special resolution of each of the shareholders of Alamos and National;

AND WHEREAS the Shareholder beneficially owns and/or controls the number of common shares of Alamos indicated on the last page hereof (collectively, the "Shares");

AND WHEREAS in consideration for Alamos agreeing to proceed with the Merger, subject to the Pre-Merger Agreement and any subsequent formal merger agreement, the Shareholder, having determined that the Merger is in the Shareholder's best interests from a financial perspective, wishes to enter into this Agreement to make appropriate provision that the Shareholder will vote the Shares in favour of or to approve the Merger and any transaction or other matter relating to, arising out of or in connection with, directly or indirectly, the Merger at any meeting (a "Meeting") of the shareholders of Alamos held for such purpose;

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements of the parties hereinafter contained, the parties agree as follows:

ARTICLE 1
VOTING OF SHARES

Section 1.1 **Approval of Business Combination.** The Shareholder agrees to cast the votes attached to the Shares in person or by proxy in accordance with the recommendation of the board of directors of Alamos in respect of any item of business, resolution, matter, question or proposition concerning the Merger and any transaction or any other matter relating to, arising out of or in connection with the Merger, to the fullest extent permitted by applicable law, that may come before a Meeting.

Section 1.2 **Shares held by Nominee.** The Shareholder agrees to direct or otherwise cause any Shares beneficially owned and/or controlled by but not registered in the Shareholder's name, to be voted in the manner prescribed in Section 1.1 above.

Section 1.3   **Voting Rights Otherwise Unaffected.**   Other than in respect of the matters referred to in Section 1.1, this Agreement will have no effect on the voting rights attaching to the Shares and, for greater certainty, the Shareholder will retain the right to consent to or to vote in person or by proxy the Shares, on any item of business, resolution, matter, question or proposition whatsoever that may come before the shareholders of Alamos at a Meeting in its sole discretion other than the matters referred to in Section 1.1.

Section 1.4   **Alamos to Proceed with Business Combination.**   Alamos agrees to proceed with the Merger pursuant to the terms of the Pre-Merger Agreement and any subsequent Merger agreement, subject to the terms and conditions of such agreements including the requirement of obtaining approval by way of special resolution from the shareholders of Alamos and regulatory and judicial approvals.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

Section 2.1   **Representations and Warranties of the Shareholder.**   The Shareholder represents and warrants as follows to Alamos and acknowledges and confirms that Alamos is relying on such representations and warranties in connection with the entering into of the Merger:

(a)   **No Voting Arrangements.**   Except as set out in this Agreement, no person has any written or oral agreement, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming such agreement relating to or restricting the exercise of any of the voting rights attaching to the Shares and, for greater certainty, the Shareholder has the unfettered and absolute right to exercise or cause to be exercised the votes attaching to the Shares.

(b)   **Non-Solicitation.**   The Shareholder will not solicit any offers to purchase the Shares and will not initiate, encourage or participate in any discussions or negotiations with any third party with respect to such a transaction or similar business combination during the period starting from the date hereof and ending on the earlier of the termination of this Agreement and March 15, 2003.

ARTICLE 3
MISCELLANEOUS

Section 3.1   **Truth of Representations and Warranties.**   The representations and warranties of the Shareholder contained in this Agreement will be true and correct as of the date of each Meeting with the same force and effect as if such representations and warranties had been made on and as of such date.

Section 3.2   **Further Assurances.**   From time to time after the date hereof, each party will, at the request of the other party co-operate with and execute and deliver such notices, proxies or other documents or instruments and do all other things as may be reasonably required to effectively carry out the intent of this Agreement.

Section 3.3   **Amendments.**   This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the parties hereto.

Section 3.4   **Waiver.**

(a)   No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar), nor will such waiver be binding unless executed in writing by the party to be bound by the waiver.

(b)   No failure on the part of a party to exercise, and no delay in exercising any right under this Agreement, will operate as a waiver of such right; nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any right.

Section 3.5   **Successors and Assigns.**   This Agreement will become effective when executed by each of the parties hereto and after that time will be binding upon and enure to the benefit of the parties and their respective successors and permitted assigns.   Neither this Agreement nor any of the rights or obligations under this Agreement will be assignable or transferable by the Shareholder without the prior written consent of Alamos.

Section 3.6   **Severability.**   If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect.

Section 3.7   **Attornment.**   The parties agree that the courts of the Province of British Columbia will have exclusive jurisdiction to determine all disputes and claims arising between the parties.

Section 3.8   **Governing Law.**   This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Section 3.9   **Counterparts.**   This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one in the same instrument.

Section 3.10 **Termination.** This Agreement will terminate on the earlier of the completion of the Merger and March 15, 2003.

IN WITNESS WHEREOF the parties have caused this Agreement to the executed under seal.

FOR INDIVIDUAL SHAREHOLDER:

SIGNED, SEALED and DELIVERED in)
the presence of:)
)
)
_____)
Name)
)
_____) _____
) Signature of Shareholder
_____)
Address)
)
) _____
_____) Signature of Shareholder
)
)
_____)
Occupation)

FOR CORPORATE SHAREHOLDER:

The Corporate was hereunto affixed in)
the presence of:)
)
)
_____)
Authorized Signatory)
) c/s
_____)
Authorized Signatory)
Number of common shares of Alamos subject to this Agreement: _____

ALAMOS MINERALS LTD.

Per: _____

EXHIBIT 4.11
AMALGAMATION AGREEMENT
THIS AGREEMENT made as of the 16th day of December, 2002,

BETWEEN:

> **ALAMOS MINERALS LTD.**, having an office at Suite 1400 –
> 400 Burrard Street, Vancouver, British Columbia, V7X 1A6
>
> ("Alamos")

OF THE FIRST PART

AND:

> **NATIONAL GOLD CORPORATION**, having an office at
> Suite 600 – 890 West Pender Street, Vancouver, British Columbia,
> V6C 3A8
>
> ("National")

OF THE SECOND PART

WHEREAS:

A. Alamos was continued under the laws of British Columbia on January 11, 1996;

B. National was incorporated under the laws of the Province of Alberta on May 24, 1996 as 696404 Alberta Inc. which was changed to National Gold Corporation on February 16, 2000;

C. The authorized capital of Alamos consists of 100,000,000 common shares of which 32,624,647 Alamos Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares, Alamos Warrants are outstanding entitling the holders thereof to acquire an aggregate of 12,521,647 Alamos Common Shares and Alamos Options are outstanding entitling the optionees to acquire an aggregate of 2,600,000 Alamos Common Shares;

D. The Alamos Common Shares are listed and posted for trading on the Exchange and Alamos is a "reporting issuer" under the Securities Acts and the *Securities Act* (Ontario);

E. The authorized capital of National consists of an unlimited number of common shares and an unlimited number of preferred shares of which 30,728,980 National Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares, no preferred shares are issued and outstanding, National Warrants are outstanding entitling the holders thereof to acquire an aggregate of 10,725,751 National Common Shares, National Options are outstanding entitling the optionees to acquire an aggregate of 1,347,500 National Common Shares and the Convertible Note and other rights are outstanding to acquire 2,627,586 National Common Shares;

F.   The National Common Shares are listed and posted for trading on the Exchange and National is a "reporting issuer" under the Securities Acts;

G.   Each of Alamos and National has made full disclosure to the other of its assets, liabilities, creditors and financial and business affairs;

H.   Alamos and National have agreed to amalgamate pursuant to the provisions of the *Company Act* and upon the terms and conditions hereinafter described for the purpose of forming one company, Amalco, to continue the business carried on by each of them;

I.   Under the Amalgamation, the members of each of Alamos and National will exchange their Alamos Common Shares and National Common Shares for Amalco Common Shares on the basis of one Amalco Common Share for two Alamos Common Shares held and one Amalco Common Share for each 2.352 National Common Shares held;

J.   As a result of the Amalgamation, the holders of outstanding Alamos Warrants, Alamos Options, National Warrants and National Options and other rights to acquire Alamos Common Shares or National Common Shares will effectively be the holders of options, share purchase warrants or other rights to acquire Amalco Common Shares on the basis of one Amalco Common Share for every right to acquire two Alamos Common Shares and one Amalco Common Share for every right to acquire 2.352 National Common Shares, and otherwise under identical terms and conditions; and

K.   Alamos and National propose to convene Meetings of their members to consider and approve the Continuance, the Amalgamation, this Agreement, and all matters incidental thereto.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by both parties hereto), the parties hereto covenant and agree as follows:


ARTICLE 1
DEFINITIONS


1.1 Definitions – The terms defined in this Section 1.1 shall have the meanings herein specified, unless the context expressly or by necessary implication otherwise requires:

"Alamos Common Shares" means common shares without par value in the capital of Alamos, as presently constituted, where the context requires, includes common shares issuable upon the exercise of Alamos Options and Alamos Warrants and other rights to acquire Alamos Common Shares;

"Alamos Meeting" means the annual and extraordinary general meeting of holders of Alamos Common Shares to be held on or about January 24, 2003 to consider and if deemed advisable, to approve, the Amalgamation and this Agreement;

"Alamos Options" means all outstanding incentive stock options to acquire Alamos Common Shares on the Effective Date;

"Alamos Securities" means collectively, Alamos Common Shares, Alamos Options, Alamos Warrants and any other securities of Alamos outstanding which are convertible into Alamos Common Shares;

"Alamos Warrants" means all outstanding common share purchase warrants to acquire Alamos Common Shares;

"Amalco" means the company resulting from the amalgamation of the Amalgamating Companies;

"Amalco Common Shares" means common shares without par value in the capital of Amalco which will become outstanding after completion of the Amalgamation and, where the context requires, includes common shares issuable on exercise of Amalco Warrants, Amalco Options and other rights to acquire Amalco Common Shares;

"Amalgamating Company" or **"Amalgamating Companies"** means Alamos and National either individually or collectively, as the context requires;

"Amalgamation" means the amalgamation of the Amalgamating Companies under the *Company Act* as contemplated by this Agreement;

"Amalgamation Agreement", **"the Agreement"**, **"this Agreement"**, **"herein"**, **"hereof"** mean, respectively, this Agreement including the Schedules attached hereto as the same may be supplemented or amended from time to time;

"Business Corporations Act" means the *Business Corporations Act* (Alberta);

"Certificate of Amalgamation" means the certificate of amalgamation to be issued by the Registrar of Companies pursuant to the *Company Act* in respect of the Amalgamation;

"Circular" means the joint management information circular of Alamos and National prepared in connection with the solicitation of proxies for use at the Meetings;

"*Company Act*" means the *Company Act* (British Columbia);

"Continuance" means the continuance of National out of Alberta under the *Business Corporations Act* and into British Columbia under the *Company Act* prior to the Amalgamation;

"Convertible Note" means a convertible note dated October 17, 2002 issued by National to Alamos to evidence a loan by Alamos to National in the amount of Cdn $675,000 which is convertible into 2,327,586 National Common Shares at the option of Alamos;

"Court" means the Supreme Court of British Columbia;

"Effective Date" means the date shown in the Certificate of Amalgamation as the date of completion of the Amalgamation;

"Exchange" means the TSX Venture Exchange;

"Meetings" means the Alamos Meeting and the National Meeting, together;

"National Common Shares" means common shares without par value in the capital of National, as presently constituted, and where the context requires, includes common shares issuable upon the exercise of National Options, National Warrants and rights to acquire National Common Shares;

"National Meeting" means the special meeting of holders of National Common Shares to be held on or about January 24, 2003 to consider and if deemed advisable, to approve, the Continuance, the Amalgamation and this Agreement;

"National Options" means all outstanding incentive stock options to acquire National Common Shares on the Effective Date;

"National Securities" means collectively, National Common Shares, National Options, National Warrants and any other securities of National outstanding which are convertible into National Common Shares;

"National Warrants" means all outstanding common share purchase warrants to acquire National Common Shares; and

"Order" means the order of the Court approving the Amalgamation;

"Registrar of Companies" means the Registrar of Companies for the Province of British Columbia, under the *Company Act*;

"Securities Acts" means the *Securities Act* (British Columbia) and the Rules and Regulations thereunder and the *Securities Act* (Alberta) and the Rules and Regulations thereunder;

"Valuator" means Robert McKnight and Bruce McKnight of Finisterre Holdings Ltd. engaged by Alamos and National to provide a fairness opinion; and

"1933 Act" means the *United States Securities Act of 1933*, as amended.

1.2 - Currency – All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 - Interpretation Not Affected by Headings – The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the Schedules hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4 - Number and Gender – In this Agreement, unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

1.5 - Date for any Action – In the event that the date on which any action is required to be taken hereunder by Alamos or National is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6 - Meaning – Words and phrases used herein and defined in the Company Act shall have the same meaning herein as in the Company Act unless the context otherwise requires.

1.7 - Schedules – The following Schedules are attached hereto and shall be deemed to be incorporated into and form part of this Amalgamation Agreement:

Schedule	**Title**
A	Memorandum of Amalco
B	Articles of Amalco

**ARTICLE 2
AMALGAMATION**

2.1 - Conditions of Amalgamation – Pursuant to Section 247 of the Company Act and subject to:

> a) the approval of the Registrar of Companies of the Memorandum and Articles of Amalco, as required by the *Company Act*;

> b) adoption and approval of this Amalgamation Agreement by a special resolution of the members of the Amalgamating Companies;

> c) the approval of the Court, as required by the Company A*ct*;

d) acceptance of the Exchange; and

e) the terms and conditions herein set out or any amended terms and conditions the parties may agree to,

the Amalgamating Companies agree to amalgamate and continue as one company under the provisions of the *Company Act*.

2.2 - Effect of Amalgamation – The Amalgamation shall become effective at 12:01 a.m. on the Effective Date and at such time:

a) the Amalgamation of the Amalgamating Companies and their continuation as one company shall become effective;

b) the Alamos and National Common Shares shall be exchanged into Amalco Common Shares as described in Section 4.1 hereof except that fractional Amalco Common Shares will not be issued, nor will consideration be paid in lieu thereof;

c) outstanding Alamos Options, Alamos Warrants, National Options and National Warrants and any other outstanding rights to acquire Alamos Common Shares or National Common Shares, as the case may be, will by their terms effectively become options, share purchase warrants or other vested or contingent rights to acquire Amalco Common Shares as described in Section 4.1 hereof;

d) the property, assets, rights and privileges of each Amalgamating Company shall continue to be the property, assets, rights and privileges of Amalco and all liens thereon shall be unimpaired by the Amalgamation;

e) Amalco shall continue to be liable for all of the contracts, liabilities, debts and obligations of each Amalgamating Company;

f) an existing cause of action, claim or liability to prosecution against an Amalgamating Company shall remain unaffected and may be continued against Amalco;

g) a civil, criminal or administrative action or proceeding pending by or against Alamos or National may be continued to be prosecuted by or against Amalco but, for all purposes of such action or proceeding, the name of Amalco shall be substituted in such action or proceeding in place of the name of the Amalgamating Company;

h) a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Company may be enforced by or against Amalco;

i) the management of Amalco will be the directors and officers listed in Sections 3.6 and 3.8 of this Agreement; and

j) the Convertible Note and any National Common Shares, National Options or National Warrants held by Alamos and any Alamos Common Shares, Alamos Options or Alamos Warrants held by National will be cancelled by operation of law without any repayment of capital.

2.3 - Adoption of Agreement – This Agreement must be adopted by each of the Amalgamating Companies in the manner provided by Section 248(4) of the Company Act.

ARTICLE 3
AMALCO

3.1 - Effective Date – The Amalgamating Companies will request that the Effective Date be the date the Certificate of Amalgamation is issued by the Registrar of Companies.

3.2 - Name – The name of Amalco will be "Alamos Gold Inc.", such name having received approval from the Registrar of Companies and the Exchange.

3.3 - Registered and Records Offices – The registered and records office of Amalco shall be Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia, V7X 1J1.

3.4 - Authorized Capital – Amalco shall be authorized to issue 1,000,000,000 Amalco Common Shares.

3.5 - Memorandum and Articles – The Memorandum and Articles of Amalco shall, subject to amendment, alteration or addition under the Company Act, be in the form set out in Schedules "A" and "B", respectively, attached hereto which have been approved by the Registrar of Companies.

3.6 - First Directors – On the Effective Date, the number of directors shall be five and the following persons shall be the first directors of Amalco and shall hold office until the first annual meeting of Amalco or until their successors are duly elected or appointed, in accordance with the Company Act:

Full Name	**Resident Address**	**Occupation**
Chester Millar	1861 Beach Avenue, Vancouver, British Columbia	Chairman of Alamos, 1996 to present; President of Alamos, 1999 to present; and Chairman of Glamis Gold Ltd., 1985 to 1998.
John McCluskey	15 Metcalfe Street, Toronto Ontario, M4X 1R5	President and Chief Executive Officer of Grayd Resource Corporation, 1996 to present; Director, Aurcana Corporation since July, 2002; Vice-President, Finance of Inca Pacific Resources Inc., 1996 to 2002; and investor relations consultant, 1992 to present.
Stephen Stine	17055 E. Dorado Circle, Centennial Colorado, USA 80015	President of Steve Stine and Associates, mining consultants, 1994 to present; President and Chief Executive Officer of Laguna Gold Company, 1998 to 2000; Vice-President, First Dynasty Mines, Ltd., 1994 to 1998.
Richard Hughes	P.O. Box 16, 5447 Burley Place, Sechelt, British Columbia V0N 3A0	President of Hastings Management Corp., 1984 to present.
James McDonald	156 Bayview Drive, S.W. Calgary, Alberta T2V 3N8	President of National, December 1, 2002 to present; Vice-President of Mineral Development for National, March 2000 to November 30, 2002; Director of National since February 1997; President of Makwa Exploration, 1991 to present; and President of Black Bull Resources Inc., December 1997 to January 2001.

3.7 - Election and Removal of Directors – At each annual general meeting of Amalco, all of the directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors fixed pursuant to the Articles of Amalco.

3.8 - Management – The directors named in paragraph 3.6 hereof shall carry on and continue the management and operation of Amalco in such manner as they shall determine, subject to and in accordance with the Articles of Amalco and the following persons shall hold the offices set opposite their respective names and carry out their respective duties thereof until relieved therefrom by the directors or until they sooner cease to hold office, namely:

President and Chairman	-	Chester Millar
Vice President and Chief Executive Officer	-	John McCluskey
Vice-President and Chief Operating Officer	-	Stephen Stine
Secretary	-	Sharon Fleming

3.9 - Annual General Meeting – The first annual general meeting of Amalco will be held in the month of June 2003. The directors of Amalco may, however, change the date of the first annual general meeting, subject to the provisions of the Company Act.

3.10 - Financial Year End – The financial year end of Amalco will be determined by the directors of Amalco.

3.11 - Auditor – The auditor of Amalco will be Devisser Gray and such auditor will hold office until the first annual general meeting is held, unless they resign or are removed in accordance with the Company Act.

3.12 - Transfer Agent – The transfer agent and registrar of Amalco will be Pacific Corporate Trust Company at its principal office in Vancouver, British Columbia, Canada, which will hold such position until the directors of Amalco terminate its position.

3.13 - Listed Reporting Company – Amalco will be a reporting company under the Company Act and a reporting issuer under the Securities Acts and the Amalco Common Shares will be listed on the Exchange, subject to the filing and acceptance of all required documents with the Exchange.

3.14 - Cancellation of Unissued Shares – On the Effective Date, all the authorized but unissued shares of each of the Amalgamating Companies will be deemed to be cancelled and shall not be exchanged for any Amalco Common Shares.

3.15 - Restrictions on Business – There shall be no restrictions on the business which Amalco may carry on.

3.16 - Initial Remuneration of Officers and Employees – The initial salaries and benefits of the officers and employees of Amalco shall be as set out in an agreement between Alamos and National to be entered into prior to the Effective Date.

ARTICLE 4
SHARE EXCHANGE

4.1 - Exchange of Shares and Other Securities of Amalgamating Companies – Subject to Section 4.3, on and from the Effective Date:

a) all of the issued and outstanding Alamos Common Shares shall be exchanged for Amalco Common Shares on the basis of one Amalco Common Share for each two Alamos Common Shares held;

b) all of the issued and outstanding National Common Shares shall be exchanged for Amalco Common Shares on the basis of one Amalco Common Share for each 2.352 National Common Shares held;

c) all of the issued and outstanding Alamos Warrants and Alamos Options and any other rights to acquire Alamos Common Shares outstanding on the Effective Date shall, in accordance with the terms of such instruments, be exercisable to acquire Amalco Common Shares on the basis of one Amalco Common Share for each right to acquire two Alamos Common Shares at an exercise price which is proportionately adjusted, and otherwise under identical terms and conditions;

d) all of the issued and outstanding National Warrants and National Options and any other rights to acquire National Common Shares outstanding on the Effective Date shall, in accordance with the terms of such instruments, be exercisable to acquire Amalco Common Shares on the basis of one Amalco Common Share for each right to acquire 2.352 National Common Shares, at an exercise price which is proportionately adjusted and otherwise under identical terms and conditions;

e) any issued National Common Shares held by Alamos and any issued Alamos Common Shares held by National shall be cancelled without any repayment of capital; and

f) the Convertible Note shall be terminated with no interest or repayment required.

4.2 - Surrender of Shares – Upon the issuance of the Certificate of Amalgamation, the members of each of the Amalgamating Companies shall, at the request of Amalco, surrender the certificates representing the Alamos Common Shares and National Common Shares held by them and in return shall thereupon be entitled to receive certificates representing the appropriate number of Amalco Common Shares in accordance with the provisions of Section 4.1 hereof. Until such surrender and exchange, the certificates representing the Alamos Common Shares and National Common Shares held by each such holder, shall be evidence of such member's or holder's right to be registered as a member or holder of Amalco Common Shares.

4.3 - Fractional Shares – Fractional Amalco Common Shares will not be issued and no consideration shall be paid in lieu thereof except to the extent necessary to ensure that each shareholder of Alamos or National will become a shareholder of Amalco. Upon the exchange of Alamos Common Shares or National Common Shares by each member of Alamos or National, as applicable, any resultant fractional Amalco Common Shares equal to or less than one-half (½) will be rounded down to the next closest whole number of Amalco Common Shares and any resultant fractional Amalco Common Shares greater than one-half (½) shall be rounded up to the next closest whole number of Amalco Common Shares.

4.4 - Cancellation of Shares – Any certificates representing Alamos Common Shares or National Common Shares which have not been surrendered for exchange, together with all other instruments required to obtain certificates for Amalco Common Shares, on or prior to the sixth anniversary of the Effective Date shall cease to represent any claim or interest of any kind or nature.

ARTICLE 5
REPRESENTATIONS OF THE AMALGAMATING COMPANIES

5.1 - Representations of Alamos – Alamos represents and warrants to National, as of the date hereof, that:

> a) Alamos was continued under the laws of the Province of British Columbia, is validly existing and is in good standing with respect to the filing of annual returns in British Columbia;
>
> b) the authorized capital of Alamos consists of 100,000,000 common shares of which 32,624,647 Alamos Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares;
>
> c) an aggregate of not more than 15,121,617 Alamos Common Shares are issuable upon the exercise of all Alamos Options, Alamos Warrants and other rights to acquire Alamos Common Shares outstanding at the date of this Agreement;
>
> d) the Alamos Common Shares are listed and posted for trading on the Exchange;
>
> e) Alamos has the following wholly-owned subsidiaries:
> > i) Durango Fern Mines, S.A. (Mexico);

ii) Minas La Fortuna, S.A. de C.V. (Mexico);
iii) Minera Bienvenidos, S.A. de C.V. (Mexico);

f) Alamos has the full power, authority, right and capacity to enter into this Amalgamation Agreement on the terms and conditions herein set forth and to carry out the transactions contemplated hereby and perform all of its covenants and obligations herein set forth, all of which have been duly and validly authorized by all necessary corporate proceedings, subject only to approval of the holders of Alamos Common Shares by special resolution;

g) this Amalgamation Agreement has been duly and validly executed and delivered by Alamos and constitutes a legal, valid and binding obligation of Alamos enforceable against Alamos in accordance with its terms, subject only to approval of the holders of Alamos Common Shares by special resolution and regulatory approval;

h) Alamos does not have, as of the date hereof, any outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option, or commitment, obligating Alamos to issue any Alamos Securities, except as disclosed in the Circular;

i) the audited financial statements of Alamos for the financial year ended December 31, 2001 present fairly the financial condition and results of operations of Alamos as at such date and for the year then ended and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

j) the unaudited financial statements of Alamos for the nine-month period ended September 30, 2002 present fairly the financial condition and results of operations of Alamos as at such date and for the period then ended and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

k) since December 31, 2001, there has been no material adverse change in the business, operations, properties, assets or condition, financial or otherwise, of Alamos except as stated in the unaudited financial statements of Alamos as of September 30, 2002 or as disclosed in the Circular;

l) all information and documents publicly disclosed by Alamos since December 31, 2001, including financial statements, fairly and accurately represent the business and affairs of Alamos as at the respective times of disclosure;

m) the books and records of Alamos fairly and accurately set out and disclose in all material respects the financial position of Alamos as at the date hereof, all material financial transactions relating to Alamos have been accurately recorded in such books and records and the minute books of Alamos contain all records of the meetings and proceedings of the shareholders and directors of Alamos;

n) Alamos is the beneficial owner of the properties and assets described as being owned by it in the Circular with good and marketable title thereto free and clear of material encumbrances, except in each case as disclosed in the Circular;

o) Alamos does not have any liability or obligation including, without limitation, tax liabilities, whether accrued, absolute, contingent or otherwise, not reflected in its audited financial statements for the financial year ended December 31, 2001, and its unaudited financial statements for the nine-month period ended September 30, 2002 except liabilities and obligations incurred in the ordinary course of its business since September 30, 2002, which liabilities and obligations are not materially adverse in the aggregate to Alamos;

p) there is no basis for and there are no material actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of Alamos, instituted, pending or, to the knowledge of Alamos, threatened against or affecting Alamos or any of Alamos's properties or assets at law or in equity or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending or, to the knowledge of Alamos, threatened against Alamos or any of Alamos's properties or assets, which would prevent or materially hinder the consummation of the Amalgamation or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of any material judgment or liability, whether or not covered by insurance, or which in the aggregate would have a material adverse effect on the business, operations, properties, assets or condition, financial or otherwise, of Alamos and which have not been disclosed to National;

q) Alamos has not declared or paid any dividends or made any distribution of its properties or assets to its shareholders and Alamos has not disposed of any of its properties or assets or incurred any material indebtedness except in the ordinary course of business other than as disclosed in the Circular;

r) the business of Alamos is being conducted in all material respects in compliance with all applicable laws, regulations, ordinances, by-laws, orders and decrees of all authorities having jurisdiction including, without limitation, the Securities Acts and the policies and rules of the Exchange;

s) each contract or agreement between Alamos and any other person which is material to the ownership, use or operation of a material portion of the business, properties or assets of Alamos is in full force and effect and, to the best of the knowledge and belief of Alamos, is valid, binding and enforceable against each of the parties thereto in accordance with its terms and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or lapse of time or both, would constitute such a material breach or default;

t) none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

a) violate any provision of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Alamos,

b) conflict with any of the terms, conditions or provisions of the constating documents of Alamos,

c) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which Alamos is a party or by which Alamos is bound or to which Alamos's property is subject, or

d) result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by Alamos, or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of Alamos under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other person any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award;

u) Alamos has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby;

v) the Circular does not, as of the date thereof, contain an untrue statement of a material fact concerning Alamos and does not omit to state a material fact concerning Alamos that was required to be stated or that was necessary to make a statement contained therein not misleading in the light of the circumstances in which it was made; and

w) the statements in Recital G of this Agreement are true and correct.

5.2 - Representations of National – National represents and warrants to Alamos, as of the date hereof, that:

a) National was duly incorporated under the laws of the Province of Alberta, is a valid and subsisting corporation and is in good standing with respect to the filing of annual returns in Alberta;

b) the authorized capital of National consists of an unlimited number of common shares and an unlimited number of preferred shares of which 30,728,980 National Common Shares have been issued and are presently outstanding as fully paid and non-assessable shares and no preferred shares issued and outstanding;

c) an aggregate of not more than 14,700,837 National Common Shares are issuable upon the exercise of all outstanding National Options, National Warrants, property acquisition agreements, the Convertible Note and other rights to acquire National Common Shares outstanding at the date of this Agreement;

d) the National Common Shares are listed and posted for trading on the Exchange;

e) National has two subsidiaries, namely Minas de Oro National, S.A. de C.V., a wholly-owned Mexican subsidiary of National and National Gold (Nevada) Inc., a wholly-owned inactive Nevada subsidiary of National;

f) National has the full power, authority, right and capacity to enter into this Amalgamation Agreement on the terms and conditions herein set forth and to carry out the transactions contemplated hereby and perform all of its covenants and obligations herein set forth, all of which have been duly and validly authorized by all necessary corporate proceedings, subject only to approval of the holders of National Common Shares by special resolution;

g) this Amalgamation Agreement has been duly and validly executed and delivered by National and constitutes a legal, valid and binding obligation of National enforceable against National in accordance with its terms, subject only to approval of the holders of National Common Shares by special resolution and regulatory approval;

h) National does not have, as of the date hereof, any outstanding agreements, subscriptions, warrants, options or commitments, nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option, or commitment, obligating National to issue any additional National Securities, except as disclosed in the Circular;

i) the audited financial statements of National for the financial year ended December 31, 2001 present fairly the financial condition and results of operations of National as at such date and for the year then ended and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

j) the unaudited financial statements of National for the nine-month period ended September 30, 2002 present fairly the financial condition and results of operations of National as at such date and for the period then ended and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

k) since December 31, 2001, there has been no material adverse change in the business, operations, properties, assets or condition, financial or otherwise, of National, except as stated in the unaudited financial statements of National as at September 30, 2002, or as disclosed in the Circular;

l) all information and documents publicly disclosed by National since December 31, 2001, including financial statements, fairly and accurately represent the business and affairs of National as at the respective times of disclosure;

m) the books and records of National fairly and accurately set out and disclose in all material respects the financial position of National as at the date hereof, all material financial transactions relating to National have been accurately recorded in such books and records and the minute books of National contain all records of the meetings and proceedings of the shareholders and directors of National;

n) National is the beneficial owner of the properties and assets described as being owned by it in the Circular with good and marketable title thereto free and clear of material encumbrances, except in each case as disclosed in the Circular;

o) National does not have any liability or obligation including, without limitation, tax liabilities, whether accrued, absolute, contingent or otherwise, not reflected in its audited financial statements for the year ended December 31, 2001 and its unaudited financial statements for the 9 month period ended September 30, 2002, except liabilities and obligations incurred in the ordinary course of its business since September 30, 2002, which liabilities and obligations are not materially adverse in the aggregate to National;

p) there is no basis for and there are no material actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of National, instituted, pending or, to the knowledge of National, threatened against or affecting National or any of National's properties or assets at law or in equity or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending or, to the knowledge of National, threatened against National or any of National's properties or assets, which would prevent or materially hinder the consummation of the Amalgamation or the other transactions contemplated by this Agreement or which would involve the reasonable possibility of any material judgment or liability, whether or not covered by insurance, or which in the aggregate would have a material adverse effect on the business, operations, properties, assets or condition, financial or otherwise, of National which have not been disclosed to Alamos;

q) National has not declared or paid any dividends or made any distribution of its properties or assets to its shareholders and National has not disposed of any of its properties or assets or incurred any material indebtedness except in the ordinary course of business other than as disclosed in the Circular;

r) the business of National is being conducted in all material respects in compliance with all applicable laws, regulations, ordinances, by-laws, orders and decrees of all authorities having jurisdiction including, without limitation, the Securities Acts and the policies and rules of the Exchange;

s) each contract or agreement between National and any other person which is material to the ownership, use or operation of a material portion of the business, properties or assets of National is in full force and effect and, to the best of the knowledge and belief of National, is valid, binding and enforceable against each of the parties thereto in accordance with its terms and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or lapse of time or both, would constitute such a material breach or default;

t) none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

> i) violate any provision of any law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to National,
>
> ii) conflict with any of the terms, conditions or provisions of the constating documents of National,
>
> iii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which National is a party or by which any of them is bound or to which any of their property is subject, or
>
> iv) result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by National, or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of National under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other person any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award;

u) National has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby;

v) the Circular does not, as of the date thereof, contain an untrue statement of a material fact concerning National and does not omit to state a material fact concerning National that was required to be stated or that was necessary to make a statement contained therein not misleading in the light of the circumstances in which it was made; and

w) the statements in Recital G of this Agreement are true and correct.

ARTICLE 6
OTHER PROVISIONS

6.1 - Rights and Obligations of Amalco – As of and from the Effective Date, Amalco shall be seized of and shall hold and possess all the property, rights and interests and shall be subject to all the debts, liabilities and obligations (except amounts recoverable from or payable by one of the Amalgamating Companies to the other, which amounts will be cancelled) of each of the Amalgamating Companies (including any obligations to dissenting members under Section 207 of the Company Act), and each member of each Amalgamating Company will be bound by the terms of this Agreement and all rights of creditors to obtain payment of their claims and all the property, rights and interests of the parties hereto liable for such claims, and all liens upon the property, rights and interests of the Amalgamating Companies shall be unimpaired by the Amalgamation and all debts, liabilities and obligations and the contracts of each of the Amalgamating Companies shall thenceforth attach to Amalco and shall be enforced against it to the same extent as if the said debts, liabilities, duties and obligations and contracts had been incurred or contracted by it.

6.2 - Paid Up Capital – The paid up capital of the Amalco Common Shares will not exceed the aggregate of the paid up capital of the Alamos Common Shares and National Common Shares immediately before the Effective Date.

6.3 - Liabilities – Amalco will pay and discharge every liability of the Amalgamating Companies (other than liabilities in respect of Alamos Common Shares and National Common Shares). All expenses of and incidental to the Amalgamation will be paid by the Amalgamating Company incurring such expenses, unless the Amalgamating Companies otherwise agree to share expenses.

6.4 - Legal Proceedings – No action or proceeding by or against Alamos or National shall abate or be affected by the Amalgamation, but for all the purposes of such action or proceeding the name of Amalco shall be substituted in such action or proceeding in place of Alamos or National, as the case may be.

6.5 - Power to Modify – The directors of Alamos and National shall by resolution have the power to assent to the provisions made for a dissenting member or creditor by the Court, and to any alteration or modification of this Agreement which the Exchange, the Court, the Registrar of Companies, or the respective members of Alamos and National at meetings held pursuant to the provisions of the Company Act may require and all alterations and modifications so assented to shall be binding upon the parties hereto.

6.6 - Application to Court – If this Agreement is adopted by the members of each of the Amalgamating Companies as required by the Company Act, the Amalgamating Companies covenant and agree with each other that, subject to the satisfaction of the terms and conditions of this Agreement, they will jointly, at such time as the directors of the Amalgamating Companies may determine, apply to the Court for an order approving the Amalgamation herein provided. In the application to the Court, the Court will be informed that its approval of the Agreement will serve as the basis for an exemption from the registration provisions of the 1933 Act. The parties hereto agree that notice of the time and place of the hearing of the Court application shall be given to each member of the Amalgamating Companies, together with each holder of Alamos Options, National Options, Alamos Warrants and National Warrants, and any other holder of rights to acquire Alamos Common Shares or National Common Shares, advising them that they have the right to appear at the hearing. In determining whether to issue the Order approving the Agreement, the Court will be required to consider the fairness of the terms and conditions contained herein and the rights and interests of every person affected. Any such person who considers this Agreement unfairly prejudicial to him shall have the right to apply to the Court to have the Court consider his position and the Court may issue an order prohibiting the Amalgamation or such other order as the Court considers appropriate. In addition, any member of the Amalgamating Companies who disapproves of the Amalgamation shall have the right to give notice of dissent to the Amalgamating Company of which it is a member and to have his Alamos Common Shares or National Common Shares, as the case may be, purchased by Amalco if the Amalgamating Companies elect to proceed with the Amalgamation. The issuance of the Order by the Court approving the Amalgamation is a condition precedent to the consummation of the transactions contemplated by this Agreement. There shall be no exchange of securities as set out in paragraph 4.1 hereof until on or after the Effective Date of the Amalgamation.

6.7 - Income Tax Act – This Agreement shall be implemented and the books of account of Amalco shall be made up in accordance with the provisions of Section 87 of the Income Tax Act (Canada) as amended with effect from and including the Effective Date of Amalgamation, and to the extent any of the provisions hereof are inconsistent with the application of the said Section 87 as amended, such provision shall be null and void and of no effect.

6.8 - Amendment – This Agreement may, at any time and from time to time before or after the holding of the Meetings, but no later than the Effective Date, be amended by the written agreement of the Amalgamating Companies without, subject to applicable law, further notice to or authorization on the part of the members of Alamos and National. Without limiting the generality of the foregoing, any such amendment may:

> change the time for the performance of any of the obligations or acts of Alamos or National herein;

> waive any inaccuracies in or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

> waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of Alamos and National herein;

provided that, notwithstanding the foregoing and subsection 7.1(a) of this Agreement, this Agreement shall not be amended without the approval of the members of Alamos and National given in the same manner as required for the approval of the Amalgamation or as may be ordered by the Court. This Agreement may be amended in accordance with the Order of the Court, but in the event that the terms of the Order require any such amendment, the rights of Alamos and National under Sections 6.9, 7.1, 7.2, 7.4 and Article 9 hereof shall remain unaffected.

6.9 - Rights of Termination – If:

> a) the members of either of the Amalgamating Companies fail to approve the Amalgamation in the manner contemplated by subsection 7.1(a) hereof at their respective Meeting;
>
> b) a Certificate of Amalgamation has not been issued by the Registrar of Companies on or before March 15, 2003 (or such later date as may be mutually agreed);
>
> c) the Court denies the Order; or
>
> d) any of the conditions contained in Sections 7.1, 7.2 or 7.4 hereof shall not be fulfilled or performed or waived by the Amalgamating Company for whose benefit the condition exists, on or before March 15, 2003 (or such later date as may be mutually agreed);

Alamos or National may terminate this Agreement by notice to the other of them. If any of the conditions contained in Section 7.2 hereof shall not be fulfilled or performed by National, Alamos may terminate this Agreement by notice to National. If any of the conditions contained in Section 7.4 hereof shall not be fulfilled or performed by Alamos, National may terminate this Agreement by notice to Alamos. If this Agreement is terminated as aforesaid, the party terminating this Agreement shall be released from all obligations under this Agreement, all rights of specific performance against such party under this Agreement shall terminate and, unless such party can show that the condition or conditions the non-performance of which has caused such party to terminate this Agreement were reasonably capable of being performed by the other party, then the other party shall also be released from all obligations hereunder; and further provided that any of such conditions may be waived in full or in part by either of the parties without prejudice to its rights of termination in the event of the non-fulfilment or non-performance of any other condition.

6.10 - Notice of Unfulfilled Conditions – If either of Alamos or National shall determine at any time prior to the Effective Date that it intends to refuse to consummate the Amalgamation or any of the other transactions contemplated hereby because of any unfulfilled or unperformed condition contained in this Agreement on the part of the other of them to be fulfilled or performed, Alamos or National, as the case may be, shall provide notice to the other of them forthwith upon making such determination in order that such other of them shall have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than March 15, 2003.

6.11 - Mutual Termination – This Agreement may, at any time before or after the holding of the Meetings, but no later than the last business day immediately preceding the Effective Date, be terminated by mutual agreement of the directors of Alamos and National without further action on the part of the members of Alamos or National and if the Amalgamation does not become effective on or before March 15, 2003, Alamos or National may unilaterally terminate this Agreement, which termination will be effective upon a resolution to that effect being passed by its directors and notice thereof being given to the other of them.

6.12 - Access to Corporate Information - Each of Alamos and National will provide the Valuator and the representatives of each of Alamos and National and their respective legal, accounting, geological and other professional advisors with full and free access to all of the minute books, corporate files and records, property data, books of account, business records, material contracts and agreements and assets of each of Alamos, National and their respective subsidiaries, and to permit such representatives and professional advisors and Valuators to meet with and ask such questions of the directors, senior officers, employees, agents, consultants and professional advisors of the other party for due diligence purposes as may reasonably be requested, all in a timely manner.

6.13 - Confidentiality - In consideration of the mutual access to the financial, corporate and business information provided by each of Alamos and National to the other as specified herein, all information obtained by a party, or any of their respective professional advisors, is agreed to be the exclusive property of the entity divulging or providing the same and will not be publicly disclosed or used by the party receiving the same in any manner whatsoever, other than for the purpose of considering and evaluating the Amalgamation of Alamos and National, settling the formal documentation in connection therewith and for the purposes of making such disclosure to the public, the shareholders of Alamos and National and the applicable regulatory authorities as may be necessary to secure the required approvals for the Amalgamation. Each of Alamos and National acknowledges that it will be responsible for any unauthorized use or disclosure of such confidential information by its affiliates or agents. Each agrees that it will promptly, upon the earlier of a written request therefor or the termination of the Amalgamation prior to the completion thereof, return, or cause to be returned, to the other party all information received by it from the other party without retaining copies thereof. These confidentiality provisions will extend for a period of one (1) year after the date of this Amalgamation Agreement. These confidentiality provisions do not extend to information already in the public domain.

6.14 - Non-Solicitation - Each of Alamos and National covenant and agree that until March 15, 2003 or such earlier date as this Agreement may be terminated by mutual consent prior to the completion of the Amalgamation, neither will, directly or indirectly, solicit, initiate, assist, facilitate, promote or encourage proposals or offers from, entertain or enter into discussions or negotiations with or provide information relating to itself or any of its subsidiaries or any of its material assets, liabilities or financial condition, or those of any of its subsidiaries, to any person, entity or group in connection with:

a) the disposition of any of its securities, or those of any of its subsidiaries,

b) any amalgamation, merger, consolidation, arrangement, restructuring or refinancing, or the sale of any of its material assets or those of any of its subsidiaries, or

c) any takeover bid, tender offer, reorganization, recapitalization, liquidation or winding-up, or any other business combination or similar transaction involving it or any of its subsidiaries,

unless such action, matter or transaction is satisfactory to and is approved in writing by, the other. In the event that an unsolicited bona fide offer, the terms of which are considered in good faith by the board of directors of Alamos or National (following consultation with and advice received from independent outside legal counsel), as applicable, to be clearly superior to the terms of the Amalgamation and which must be accepted and/or recommended to shareholders in order to meet the board of director's fiduciary obligations (a "Superior Offer") is made to either Alamos or National (an "Offeree"), as the case may be, or their respective shareholders, and the Amalgamation contemplated hereunder is not completed as a result of the Superior Offer, (including without limitation, where a required shareholder approval is not obtained while a Superior Offer is outstanding) then the Offeree shall be required to pay to the other party (Alamos or National, as the case may be) a breakup fee in the amount of CDN$300,000 plus G.S.T., together with reimbursement of costs to an additional maximum of CDN$100,000 plus G.S.T., in recognition of the time and expense incurred by such party in connection with the proposed Amalgamation.

Notwithstanding the forgoing, should a Superior Offer be received by National, National shall immediately provide Alamos with a copy of the Superior Offer and all information and documentation relating to it. National shall also provide Alamos with five days prior written notice of National's Board of Directors' intention to withdraw, qualify or change any of its recommendations or determinations to its shareholders in a manner adverse to Alamos so that Alamos may, at its option and without derogating from its rights pursuant to this agreement, make a counterproposal; and if the Board of Directors of National (after consultation with its financial advisor and outside counsel) reasonably determine in good faith that such counterproposal is as favourable to the shareholders of National as the Superior Offer, then the Board of Directors of National shall forthwith cease all discussions or negotiations with respect to the Superior Offer and shall leave intact all recommendations and determinations to its shareholders, except to communicate with the person making such Superior Offer that Alamos has matched the Superior Offer or has made a proposal to National which is superior to such Superior Offer.

6.15 - Further Documents – The Amalgamating Companies will execute and deliver such further deeds, documents and assurances and do such further acts as may be necessary to give full force and effect to and carry out the true and full intent and meaning of this Amalgamation Agreement.


ARTICLE 7
CONDITIONS PRECEDENT


7.1 - Mutual Conditions Precedent – The respective obligations of the Amalgamating Companies under this Amalgamation Agreement are subject to the following conditions which may be waived by both Alamos or National in whole or in part without prejudice to the right of Alamos or National to rely on any other of such conditions:

a) this Agreement and the transactions contemplated hereby, with or without amendment, including the Amalgamation, having been adopted and approved by a special resolution of the members of each of the Amalgamating Companies at their respective Meetings in accordance with the provisions of the *Company Act*;

b) an Order of the Court approving the Amalgamation having been issued on terms and conditions satisfactory to the Amalgamating Companies;

c) there not being in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Amalgamation;

d) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

e) there not being in force any cease trade orders by any regulatory body or any other impediments to the general free tradability of the Amalco Common Shares to be issued in connection with the Amalgamation:

    i) in Canada by Canadian residents who are not affiliates (as such term is used in the 1933 Act) of Alamos or National (other than any restrictions imposed under provincial securities legislation relating to sales of securities from the holdings of "control persons", market preparations and consideration payments); and

    ii) in the United States, subject only to: (A) any restrictions imposed by Rules 144 and 145 under the 1933 Act relating to resales of such Amalco Common Shares by "affiliates" of Amalco, Alamos or National; and (B) any restrictions imposed by Rule 144 under the 1933 Act relating to resales of Amalco Common Shares that are issued in respect of Alamos Common Shares offered or sold in the United States;

f) none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by either of Alamos or National;

g) this Agreement not having been terminated under Article 6 hereof;

h) the Amalgamation having been approved in principle by the Exchange, subject only to making the required filings with it and the Exchange having conditionally approved the listing of the Amalco Common Shares;

i) neither Amalgamating Company having received notice of dissent pursuant to the provisions of the *Company Act* with respect to the Amalgamation from persons holding, in the aggregate, greater than 2% of the issued and outstanding Alamos Common Shares or National Common Shares, as the case may be;

j) neither Amalgamating Company having received a Superior Offer to enter into a competing transaction which the directors of that Amalgamating Company are obligated, in accordance with their fiduciary obligations, to consider and recommend to the shareholders of that Amalgamating Company.

7.2 - Conditions to Obligations of Alamos – All obligations of Alamos under this Amalgamation Agreement are further subject to the fulfilment, at or before the date of filing a Certificate of Amalgamation, of each of the following conditions:

a) the covenants of National to be performed on or before the Effective Date pursuant to the provisions of this Agreement shall have been performed;

b) the representations and warranties of National set forth in this Amalgamation Agreement shall be true and correct as at the Effective Date as if made by National on the Effective Date;

c) no adverse material change having occurred in the affairs, business or undertaking of National on or before the Effective Date;

d) on or before the Effective Date, National will not have entered into any transaction out of the ordinary course of its business or incurred any material expense without the consent of Alamos;

e) National delivering to Alamos prior to the Effective Date:

i) a certified copy of the special resolution of the members of National approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

ii) a certified copy of the resolution of the directors of National approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

iii) a certificate of an officer of National certifying, as of the date of closing, that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of National set forth in this Amalgamation Agreement are true and correct as of the date of this Amalgamation Agreement and will be true and correct as of the Effective Date as if made by National on the Effective Date, and

iv) evidence that the transfer agent of Amalco is authorized and prepared to exchange National Common Shares for Amalco Common Shares.

7.3 - Waiver of Conditions to Obligations of Alamos – The conditions set forth in Section 7.2 of this Amalgamation Agreement are for the exclusive benefit of Alamos and Alamos may waive the conditions in whole or in part by delivering to National at or before the time of closing a written waiver to that effect stated to be made pursuant to this section and executed by a director or officer of Alamos.

7.4 - Conditions to Obligations of National – All obligations of National under this Amalgamation Agreement are further subject to the fulfilment, at or before the date of filing a Certificate of Amalgamation, of each of the following conditions:

a) the covenants of Alamos to be performed on or before the Effective Date pursuant to the provisions of this Agreement shall have been performed;

b) the representations and warranties of Alamos set forth in this Amalgamation Agreement shall be true and correct as at the Effective Date as if made by Alamos on the Effective Date;

c) no adverse material change having occurred in the affairs, business or undertaking of Alamos on or before the Effective Date;

d) on or before the Effective Date, Alamos will not have entered into any transaction out of the ordinary course of its business or incurred any material expense without the consent of National;

e) Alamos delivering to National prior to the Effective Date:

i) a certified copy of the special resolution of the members of Alamos approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

ii) a certified copy of the resolution of the directors of Alamos approving the terms of the Amalgamation and approving and adopting this Amalgamation Agreement,

iii) a certificate of an officer of Alamos certifying, as of the date of closing, that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of Alamos set forth in this Amalgamation Agreement are true and correct as of the date of this Amalgamation Agreement and will be true and correct as of the Effective Date as if made by Alamos on the Effective Date, and

iv) evidence that the transfer agent of Amalco is authorized and prepared to exchange Alamos Common Shares for Amalco Common Shares.

7.5 - Waiver of Conditions to Obligations of National – The conditions set forth in Section 7.4 of this Amalgamation Agreement are for the exclusive benefit of National and National may waive the conditions in whole or in part by delivering to Alamos, at or before the time of closing, a written waiver to that effect stated to be made pursuant to this section and executed by a director or officer of National.

7.6 - Deemed Satisfaction of Conditions – The conditions set forth in Sections 7.1, 7.2 and 7.4 of this Amalgamation Agreement shall be conclusively deemed to have been satisfied, waived or released on the filing by the Amalgamating Companies of the documents required to be filed with the Registrar of Companies under Section 250 of the Company Act in order to effect the Amalgamation.

ARTICLE 8
COVENANTS OF THE AMALGAMATING COMPANIES

8.1 - Covenants of Alamos – *Alamos covenants with National that:*

a) up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, Alamos will not, without the prior written consent of National:

i) declare or pay any dividend, or make any distribution of its properties or assets to its members, or purchase or retire any Alamos Common Shares;

ii) enter into any transaction or incur any obligation or liability out of the ordinary course of its business consistent with past practice, except as contemplated in this Agreement and will carry on business in the ordinary course until the Effective Date;

iii) except pursuant to agreements or commitments existing at the date hereof allot or issue, or enter into any agreement for the allotment or issuance of, or grant any other rights to acquire, Alamos Common Shares;

iv) take any step which materially affects or jeopardizes the status of Alamos as a reporting issuer the shares of which are listed and posted for trading on the Exchange;

v) increase or decrease its paid-up capital;

vi) sell or pledge all or any material part of its assets to, any other entity or perform any act or enter into any transaction or negotiation which could reasonably be expected to interfere with or is inconsistent with the completion of the transactions contemplated hereby or would render inaccurate in any material way any of the representations and warranties set forth in Section 5.1 of this Agreement;

vii) alter or amend, in any way, its memorandum or articles as the same exist at the date of this Agreement;

viii) acquire, directly or indirectly, by purchase or otherwise any voting securities or securities convertible into or exchangeable for voting securities of any other party hereto other than the Convertible Note or direct or indirect rights or options to acquire any voting securities of any other party other than securities which may be issuable on the exercise or conversion of its currently held securities; or

ix) engage in any business, enterprise or activity materially different from that carried on by it at the date of this Agreement or enter into any transaction or incur any obligation if the same would have a material adverse effect on Alamos, or the Amalgamation, other than in the ordinary course of business;

b) up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, it will use all reasonable efforts to obtain all consents, approvals or waivers that may be necessary or desirable in connection with the transactions contemplated hereby, and execute and deliver all such further documents and assurances including, without limiting the generality of the foregoing, obtaining all necessary regulatory and other approvals and making all necessary regulatory and other filings required to be obtained or made by it in connection with the Agreement and the Amalgamation and take such steps or measures as may be reasonably appropriate to enable it to be able to satisfy its obligations hereunder and put itself in a position where the transactions contemplated hereby can be closed;

c) convene an extraordinary general meeting of its members for January 24, 2003 and solicit proxies to be voted at such meeting in favour of the approval of this Agreement, the Amalgamation and all other transactions contemplated hereby;

d) engage the Valuator as an independent valuator, subject to Exchange approval, to provide a fairness opinion to Alamos and National which will opine as to the fairness of the Amalgamation of Alamos and National and the proposed share exchange ratio from a financial point of view to the shareholders of Alamos and National;

e) provide National with its commercially reasonable assistance and cooperation in order to permit the preparation of the Circular and other proxy solicitation materials in accordance with applicable corporate and securities legislation and ensure that the information contained therein as it pertains to Alamos is true, correct and complete in all material respects and does not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

f) file the Circular in all jurisdictions where it is required to be filed and mail the same to its members in accordance with applicable law;

g) take all such action as may be required to maintain its interests in the mineral property interests owned or held by it and to comply with all applicable laws, rules, regulations and governmental orders and decrees relating to such mineral property interests;

h) give the representatives of National full access, during normal business hours and upon reasonable notice, to all of the assets, properties, books, records, agreements and commitments of Alamos and its subsidiaries and furnish such information concerning Alamos and its subsidiaries as National may reasonably request which information will be true and complete in all material respects and will not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which are made not misleading;

i) after the Effective Date, cause Amalco to perform and abide by the right to dissent granted to holders of Alamos Common Shares in accordance with Section 207 of the *Company Act* and the indemnity provisions of the articles of Alamos and will ensure that Amalco has the financial ability to perform such obligations;

j) apply for and use its reasonable best efforts to obtain any necessary exemption orders from the securities regulatory authorities to permit the occurrence of the transactions contemplated by the Amalgamation including, without limitation, the issuance of the Amalco Common Shares to be exchanged with the holders of Alamos Common Shares; and

k) use all reasonable efforts to cause each of the conditions precedent set forth in Sections 7.1 and 7.4 to be complied with on or before the Effective Date.

8.2 - Covenants of National – National covenants with Alamos that:

a) up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, National will not, without the prior written consent of Alamos:

      i) declare or pay any dividend, or make any distribution of its properties or assets to its members, or purchase or retire any National Common Shares;

ii) enter into any transaction or incur any obligation or liability out of the ordinary course of its business consistent with past practice, except as contemplated in this Agreement and will carry on business in the ordinary course until the Effective Date;

iii) except pursuant to agreements or commitments existing at the date hereof allot or issue, or enter into any agreement for the allotment or issuance of, or grant any other rights to acquire, National Common Shares;

iv) take any step which materially affects or jeopardizes the status of National as a reporting issuer the shares of which are listed and posted for trading on the Exchange;

v) increase or decrease its paid-up capital;

vi) sell or pledge all or any part of its assets to, any other entity or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby or would render inaccurate in any material way any of the representations and warranties set forth in Section 5.2 of this Agreement;

vii) alter or amend, in any way, its memorandum or articles as the same exist at the date of this Agreement; or

viii) engage in any business, enterprise or activity materially different from that carried on by it at the date of this Agreement or enter into any transaction or incur any obligation if the same would have a material adverse effect on National, or the Amalgamation, other than in the ordinary course of business;

b) up to and including the completion of the Amalgamation or the termination of this Amalgamation Agreement, whichever shall first occur, it will use all reasonable efforts to obtain all consents, approvals or waivers that may be necessary or desirable in connection with the transactions contemplated hereby, and execute and deliver all such further documents and assurances including, without limiting the generality of the foregoing, obtaining all necessary regulatory and other approvals and making all necessary regulatory and other filings required to be obtained or made by it in connection with the Agreement and the Amalgamation and take such steps or measures as may be reasonably appropriate to enable it to be able to satisfy its obligations hereunder and put itself in a position where the transactions contemplated hereby can be closed;

c) convene a special general meeting of its members for January 24, 2003 and solicit proxies to be voted at such meeting in favour of the approval of this Agreement, the Continuation, the Amalgamation and all other transactions contemplated hereby;

d) engage the Valuator as an independent valuator, subject to Exchange approval, to provide a fairness opinion to Alamos and National which will opine as to the fairness of the Amalgamation of Alamos and National and the proposed share exchange ratio from a financial point of view to the shareholders of Alamos and National;

e) provide Alamos with its commercially reasonable assistance and cooperation in order to permit the preparation of the Circular and other proxy solicitation materials in accordance with applicable corporate and securities legislation and ensure that the information contained therein as it pertains to National is true, correct and complete in all material respects and does not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

f) file the Circular in all jurisdictions where it is required to be filed and mail the same to its members in accordance with applicable law;

g) take all such action as may be required to maintain its interests in the mineral property interests owned or held by it and to comply with all applicable laws, rules, regulations and governmental orders and decrees relating to such mineral property interests;

h) give the representatives of Alamos full access, during normal business hours and upon reasonable notice, to all of the assets, properties, books, records, agreements and commitments of National and its subsidiaries and furnish such information concerning National and its subsidiaries as Alamos may reasonably request which information will be true and complete in all material respects and will not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which are made not misleading;

i) after the Effective Date, cause Amalco to perform and abide by the right to dissent granted to holders of National Common Shares in accordance with Section 207 of the *Company Act* and the indemnity provisions of the articles of National and ensure that Amalco has the financial ability to perform such obligations;

j) apply for and use its reasonable best efforts to obtain any necessary exemption orders from the securities regulatory authorities to permit the occurrence of the transactions contemplated by the Amalgamation including, without limitation, the issuance of the Amalco Common Shares to be exchanged with the holders of National Common Shares; and

k) use all reasonable efforts to cause each of the conditions precedent set forth in Sections 7.1 and 7.2 to be complied with on or before the Effective Date.

8.3 - Mutual Covenant – Each Amalgamating Company covenants and agrees with the other that if the approval of the Amalgamation by the members of the Amalgamating Companies as set out in subsection 7.1(a) hereof is obtained, it will thereafter take the necessary actions to submit the Amalgamation to the Court for approval and apply for the Order in such fashion as the Court may direct and, subject to compliance with any of the other conditions provided for in Article 7 hereof and to the rights of termination contained in Article 6 hereof, file with the Registrar of

Companies, as soon as practicable thereafter, pursuant to Section 250 of the Company Act, a certified copy of the Order to give effect to the Amalgamation.


ARTICLE 9

INDEMNITY


9.1 - Indemnification – Each of Alamos and National (the "Indemnifying Party") undertakes with the other of them (the "Indemnified Party") to indemnify and hold harmless the Indemnified Party from and against all losses, claims, damages, liabilities, actions or demands including, without limiting the generality of the foregoing, amounts paid in any settlement approved by the Indemnifying Party of any action, suit, proceeding or claim but excluding lost profits and consequential damages, to which the Indemnified Party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the Indemnifying Party contained in this Agreement or any certificate or notice delivered by it in connection herewith, and will reimburse the Indemnified Party for any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability, action or demand.

9.2 - Defence – Promptly after receipt by the Indemnified Party of notice of a possible action, suit, proceeding or claim referred to in Section 9.1 hereof, the Indemnified Party, if a claim in respect thereof is to be made against the Indemnifying Party under such section, shall provide the Indemnifying Party with written particulars thereof; provided that failure to so provide the Indemnifying Party with such particulars shall not relieve the Indemnifying Party from any liability which it might have on account of the indemnity provided for in this Article 9 except insofar as such failure shall prejudice the Indemnifying Party. The Indemnified Party shall also provide to the Indemnifying Party copies of all relevant documentation and, unless the Indemnifying Party assumes the defence thereof, shall keep the Indemnifying Party advised of the progress thereof and will discuss with the Indemnifying Party all significant actions proposed. The Indemnifying Party shall be entitled, at its own expense, to participate in and, to the extent that it may wish, to assume the defence of any such action, suit, proceeding or claim but such defence shall be conducted by counsel of good standing approved by the Indemnified Party, such approval not to be unreasonably withheld. Upon the Indemnifying Party notifying the Indemnified Party of its election to assume the defence and retaining such counsel, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by it in connection with such defence other than for reasonable costs of investigation. If such defence is assumed by the Indemnifying Party, the Indemnifying Party shall keep the Indemnified Party advised of the progress thereof and shall discuss with the Indemnified Party all significant actions proposed. The Indemnifying Party shall not enter into any settlement without the consent of the Indemnified Party, but such consent shall not be unreasonably withheld. If such defence is not assumed by the Indemnifying Party, the Indemnifying Party shall not be liable for any settlement made without its consent, but such consent shall not be unreasonably withheld. Notwithstanding the foregoing, the Indemnified Party shall have the right, at the expense of the Indemnifying Party, to employ counsel of its own choice in respect of the defence of any such action, suit, proceeding or claim if: (a) the employment of such counsel has been authorized by the Indemnifying Party in connection with such defence; or (b) counsel retained by the Indemnifying Party or the Indemnified Party shall have advised the Indemnified Party that there may be legal defences available to it which are different from or in addition to those available to the Indemnifying Party (in which event and to that extent, the Indemnifying Party shall not have the right to assume or direct the defence on behalf of the Indemnified Party) or that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party; or (c) the Indemnifying Party shall not have assumed such defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding or claim.

9.3 - Term – The obligations of Alamos and National under this Article 9 shall terminate when the Amalgamation is completed, failing which they shall survive and continue with respect to all losses, claims, damages, liabilities, actions or demands, notice of which is given to the Indemnifying Party by the Indemnified Party on or before one year from the date hereof in compliance with Section 9.2 hereof.


ARTICLE 10
GENERAL


10.1 - Expenses - Each party will be responsible to pay their own legal, accounting, auditing, due diligence and valuation fees and other transactional costs in respect of the Amalgamation and, if the Amalgamation does not close, all legal and accounting costs which Alamos and National have incurred in connection with proceeding with the Amalgamation will be shared equally.

10.2 - Time of the Essence – Time is of the essence of this Amalgamation Agreement.

10.3 - Entire Agreement – The terms and provisions of this Amalgamation Agreement constitute the entire agreement between the parties in respect of the Amalgamation and supersede all previous oral or written communications.

10.4 - Governing Law – This Amalgamation Agreement will be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the parties hereto submit and attorn to the exclusive jurisdiction of the Courts of the Province of British Columbia.

10.5 - Binding Effect – This Amalgamation Agreement and each of its terms and provisions will enure to the benefit of and be binding upon the parties to this Amalgamation Agreement and their respective heirs, executors, administrators, personal representatives, successors and assigns.

10.6 - Unenforceability – If any one or more of the provisions contained in this Amalgamation Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Amalgamation Agreement would fail in its essential purpose.

10.7 - Assignment – This Amalgamation Agreement is not transferable or assignable without the written consent of both parties.

10.8 - Notice – Any notice under this Amalgamation Agreement must be:

    a) in writing;
    b) delivered or telecopied; and
    c) addressed to the party to which notice is to be given at the address for such party indicated herein or at another address designated by such party in writing.

Notice which is delivered or telecopied will be deemed to have been given at the time of transmission or delivery.

10.9 - Waiver – Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release. Waivers may only be granted upon compliance with the terms governing amendments set forth in Section 6.8 hereof.

10.10 - Further Assurances – The parties to this Amalgamation Agreement will with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Amalgamation Agreement, and each party to this Amalgamation Agreement will execute and deliver such further documents or instruments required by the other party as may be reasonably necessary or desirable for the purposes of giving effect to or perfecting the transactions contemplated by this Amalgamation Agreement and obtaining any required regulatory approvals, whether before or after the closing.

10.11 - Public Announcements – The parties hereto agree that all notices to third parties and all other publicity concerning the transactions contemplated by this Amalgamation Agreement will be jointly planned and coordinated and no party hereto will act unilaterally in this regard without the prior approval of the others, such approval not to be unreasonably withheld or delayed.

10.12 - Counterparts – This Amalgamation Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such facsimile or counterpart so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Amalgamation Agreement.

ALAMOS MINERALS LTD.
Per: _signed "John McCluskey"_
        Name: John McCluskey
        Title: Director

NATIONAL GOLD CORPORATION
Per: _signed "James McDonald"_
        Name: James McDonald
        Title: President


SCHEDULE "A"

MEMORANDUM OF AMALCO

FORM 1
(SECTION 5)
COMPANY ACT
MEMORANDUM
of
ALAMOS GOLD INC.


1.   The name of the Company is Alamos Gold Inc.
2.   The authorized capital of the Company consists of 1,000,000,000 Common shares without par value.

SCHEDULE "B"

ARTICLES OF AMALCO

ARTICLES
of

ALAMOS GOLD INC.

TABLE OF CONTENTS

PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

ARTICLES

OF

ALAMOS GOLD INC.

ARTICLE 1

INTERPRETATION

1.1 - In these Articles, unless there is something in the subject or context inconsistent therewith:

"Board of Directors", "Board", "the Directors" and "the directors" mean the Directors or sole Director of the Company for the time being;

"Company" means the company named at the head of these Articles;

"*Company Act*" means the *Company Act* of the Province of British Columbia as from time to time enacted and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

"member" means those persons defined as such in the *Company Act* and includes any person who owns shares in the capital of the Company and whose name is entered in the register of members or a branch register of members;

"ordinary resolution" means an ordinary resolution as defined in the *Company Act*;

"registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Company means the person registered in the register of members in respect of such share;

"seal" means the common seal of the Company, if the Company has one;

"solicitor of the Company" means any partner, associate or articled student of the law firm retained by the Company in respect of the matter in connection with which the term is used;

"special resolution" means a special resolution as defined in the *Company Act*; and

"writing", "in writing" and like expressions include all modes of representing, or reproducing, and recording words in visible form, including: printing; lithographing; typewriting; and photostatic, electrostatic and mechanical copying.

1.2 - Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.3 - Any words or phrases defined in the Company Act shall, if not inconsistent with the subject or context, bear the same meaning when used in these Articles.

1.4 - The Rules of Construction contained in the Interpretation Act of the Province of British Columbia shall apply, mutatis mutandis, to the interpretation of these Articles.

1.5 - Reference in these Articles to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

ARTICLE 2

SHARES AND SHARE CERTIFICATES

2.1 - Every member is entitled, without charge, to one certificate representing the share or shares of each class or series held by him; provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.2 - Every share certificate issued by the Company shall be in such form as the Directors approve and shall comply with the Company Act.

2.3 - If a share certificate:

i) is worn or defaced, the Directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

ii) is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the Directors and upon such indemnity, if any, as the Directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

iii) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

There shall be paid to the Company such sum, not exceeding ten dollars, as the Directors may from time to time fix, for each certificate to be issued under this Article.

2.4 - Every share certificate shall be signed manually by at least one Officer or Director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of the share certificate.

2.5 - Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

2.6 - The certificate representing shares registered in the name of two or more persons shall be delivered to the person first named on the register of members.

ARTICLE 3

ISSUE OF SHARES

3.1 - Subject to the requirements of the Company Act with respect to pro-rata offerings (if applicable) and otherwise and to any direction to the contrary, save for a direction which, at the discretion of the Directors, may not be proceeded with, contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the rights of the holders of the shares of the Company for the time being outstanding, issue, allot, sell or otherwise dispose of, and/or grant options on or otherwise deal in, shares authorized but not outstanding, and outstanding shares held by the Company, at such times, to such persons (including Directors), in such manner, upon such terms and conditions and at such price or for such consideration, as the Directors, in their absolute discretion, may determine.

3.2 - Subject to the provisions of the Company Act, the Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the

Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, provided that, if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25 per centum of the amount of the subscription price of such shares, and if the Company is a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 95 per centum of the amount of the subscription price of such shares.

3.3 - No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. The value of property or services for the purposes of this Article shall be the value determined by the Directors by resolution to be, in all circumstances of the transaction, the fair market value thereof, and the full consideration received for a share issued by way of dividend shall be the amount declared by the Directors to be the amount of the dividend.

ARTICLE 4

SHARE REGISTERS

4.1 - The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors on behalf of the Company may appoint a trust company to keep the register of members, register of transfers and register of allotments or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of members, the register of transfers and the register of allotments for each class of shares. The Directors on behalf of the Company may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2 - Subject to the provisions of the Company Act, the Company may keep or cause to be kept one or more branch registers of members at such place or places as the Directors may from time to time determine.

4.3 - The Company shall not at any time close its register of members.

ARTICLE 5

TRANSFER OF SHARES

5.1 - Subject to the restrictions, if any, set forth in the Memorandum and these Articles, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. If the Directors so determine, each instrument of transfer shall be in respect of only one class of share. Except to the extent that the *Company Act* may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

5.2 - The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, Officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, Officers and agents to register, in the name of the person on whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares if specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3 - Neither the Company nor any Director, Officer or agent thereof shall be bound to enquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4 - Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer, where the transfer is registered, shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5 - There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

5.6 - Notwithstanding any other provision of these Articles, if the Company is, or becomes:

      i) a company which is not a reporting company; or

      ii) a reporting company that has not, with respect to any of its securities, filed a prospectus with the Executive Director for British Columbia or any similar securities regulatory body within or outside British Columbia and obtained therefor a receipt or its equivalent;

then no shares shall be transferred and entered on the register of members without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any such proposed transfer. The consent of the Board required by this Article may be in respect of a specific proposed trade or trades or trading generally, whether or not over a specified period of time, or by specific persons or with such other restrictions or requirements as the Directors may determine.

ARTICLE 6
TRANSMISSION OF SHARES

6.1 - In the case of the death of a member, the survivor or survivors, where the deceased was a joint registered holder, and the legal personal representative of the deceased, where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to deliver to the Company the original or a court-certified copy of a grant of probate or letters of administration in British Columbia or such other evidence and documents as the Directors consider appropriate to establish the right of the personal representative to such title to the interest in the shares of the deceased member.

6.2 - Upon the death or bankruptcy of a member, his personal representative or trustee in bankruptcy, although not a member, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt member if the documents required by the *Company Act* shall have been deposited with the Company. This Article does not apply on the death of a member with respect to shares registered in his name and the name of another person in joint tenancy.

6.3 - Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such documents and evidence being produced to the Company as the *Company Act* requires, or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute, has the right either to be registered as a member in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the shares as the deceased or bankrupt person could have made; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

ARTICLE 7

ALTERATION OF CAPITAL

7.1 - The Company may by ordinary resolution filed with the Registrar amend its Memorandum to increase the authorized capital of the Company by:

i) creating shares with par value or shares without par value, or both;

ii) increasing the number of shares with par value or shares without par value, or both; or

iii) increasing the par value of a class of shares with par value, if no shares of that class are issued.

7.2 - The Company may by special resolution alter its Memorandum to subdivide, consolidate, change from shares with par value to shares without par value, or from shares without par value to shares with par value, or change the designation of, all or any of its shares but only to such extent, in such manner and with such consents of members holding shares of a class or series which is the subject of or affected by such alteration, as the *Company Act* provides.

7.3 - The Company may alter its Memorandum or these Articles:

i) by special resolution, to create, define and attach special rights or restrictions to any shares; and

ii) by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares;

and in each case by filing a certified copy of such resolution with the Registrar, but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class or series whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class or series meeting of the holders of the shares of each such class or series by a majority of three-fourths of the issued shares of such class or series or such greater majority as may be specified by the special rights attached to the class or series of shares.

7.4 - If the Company is or becomes a reporting company, and if so required by the *Company Act,* no resolution to create, vary or abrogate any special right of conversion attaching to any class of shares shall be submitted to a general meeting or a class meeting of members unless the Executive Director shall have first consented to the resolution.

7.5 - Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class or series meeting of members holding a particular class or series of shares, provided that the quorum at a class or series meeting shall be one or more persons holding or representing by proxy not less than one-third of the shares affected.

ARTICLE 8
PURCHASE AND REDEMPTION OF SHARES

8.1 - Subject to the special rights and restrictions attached to any class of shares the Company may, by a resolution of the Directors and in compliance with the *Company Act*, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class of its shares in accordance with the special rights and restrictions attaching thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Company insolvent.

8.2 - Unless the shares of the Company are to be purchased through a stock exchange, or from a bona fide employee or bona fide former employee of the Company or of an affiliate of the Company, or his personal representative, in respect of shares beneficially owned by such employee or former employee, or the Company is purchasing the shares from dissenting members pursuant to the requirements of the *Company Act*, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or series to be purchased.

8.3 - If the Company proposes at its option to redeem some but not all of the shares of any class or series, the Directors may, subject to the special rights and restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected and such redemption may or may not be made pro rata among every member holding any such shares as the Directors may determine.

8.4 - Subject to the provisions of the *Company Act*, any shares purchased or redeemed by the Company may be sold or, if cancelled, reissued by it, but, while such shares which have not been cancelled are held by the Company, it shall not exercise any vote in respect of these shares and no dividend or other distribution shall be paid or made thereon.

ARTICLE 9
BORROWING POWERS

9.1 - Subject to the provisions of the *Company Act*, the Directors may from time to time authorize the Company to:

i) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

ii) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

iii) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking or on the whole or any part of the property and assets of the Company, both present and future; and

iv) give financial assistance to any person, directly or indirectly, by way of loan, guarantee, the provision of security, or otherwise.

9.2 - The Directors may make any bonds, debentures or other debt obligations issued by the Company by their terms assignable free from any equities between the Company and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase or otherwise.

9.3 - The Directors may authorize the issue of any bonds, debentures or other debt obligations of the Company at a discount, premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending at general meetings of the Company and otherwise as the Directors may determine at or before the time of issue.

9.4 - The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the *Company Act* a register of its debentures and a register of debenture-holders, which registers may be combined, and, subject to the provisions of the *Company Act*, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

9.5 - Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one Director or Officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligations appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

9.6 - If the Company is or becomes a reporting company, the Company shall keep or cause to be kept a register of its indebtedness to every Director or Officer of the Company or an associate of any of them in accordance with the provisions of the *Company Act*.

ARTICLE 10
GENERAL MEETING

10.1 - Subject to any extensions of time permitted pursuant to the *Company Act*, the first annual general meeting of the Company shall be held within 15 months from the date of incorporation, the date of amalgamation or the effective date of a certificate of continuation, and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than 13 months after the holding of the last preceding annual general meeting) and place as may be determined by the Directors.

10.2 - If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, such annual general meeting shall be deemed for the purpose of this Part to have been held on the date specified in the consent, and it is not necessary for the Company to hold that annual general meeting.

10.3 - All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

10.4 - The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the *Company Act*, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the *Company Act*.

10.5 - If the Company is or becomes a reporting company, advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the *Company Act*.

10.6 - A notice convening a general meeting specifying the place, the day, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the *Company Act* and in the manner hereinafter in these Articles mentioned, or in such other manner as may be prescribed by the Directors to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any member shall not invalidate the proceedings at that meeting.

10.7 - All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

10.8 - Except as otherwise provided by the *Company Act*, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during the usual business hours up to the date of such general meeting.

10.9 - Where, in accordance with the *Company Act*, the Company has published in prescribed manner an advance notice of a general meeting at which Directors are to be elected, the Company may, notwithstanding such notice, postpone the general meeting to a date other than

that specified in such notice. In the event of such a postponement, the Company shall publish, in the same manner prescribed for the original notice, a notice of the postponement of the meeting which notice shall include, if the date to which the meeting is postponed is known, the same information as is required by the *Company Act* to be included in the original notice. If the date to which the meeting is postponed is not known, the notice of postponement need state only that the meeting is postponed until further notice, provided however that once such date is known, the Company shall publish a new advance notice which shall comply with the *Company Act*. The date to which any such meeting is postponed shall be deemed to be the date of the meeting for the purpose of complying with any time limitations in respect of general meetings prescribed by the *Company Act*.

ARTICLE 11
PROCEEDINGS AT GENERAL MEETINGS

11.1 - All business shall be deemed special business which is transacted at:

> i) an extraordinary general meeting other than the conduct of and voting at, such meeting; and
>
> ii) an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statement and of the respective reports of the Directors and auditor, fixing or changing the number of Directors, approval of a motion to elect two or more Directors by a single resolution, the election of Directors, the appointment of the auditor, the fixing of the remuneration of the auditor and such other business as by these Articles or the *Company Act* ought to be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

11.2 - No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members in person or by proxy, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

11.3 - Save as herein otherwise provided, a quorum for the transaction of business at a general meeting shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote thereat.

11.4 - If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time

appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

11.5 - The Chairman of the Board, if any, or in his absence the President of the Company or in his absence a Vice-President of the Company, if any, shall be entitled to preside as chairman at every general meeting of the Company. Notwithstanding the foregoing, with the consent of the meeting, which consent may be expressed by the failure to object of any person present and entitled to vote, the solicitor of the Company may act as chairman of the meeting.

11.6 - If at any general meeting neither the Chairman of the Board nor President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present, shall choose someone of their number, or the solicitor of the Company, to be chairman. If all the Directors present, and the solicitor of the Company, decline to take the chair or fail to so choose or if no Director be present, the persons present and entitled to vote shall choose one of their number to be chairman.

11.7 - The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice, but not the advance notice otherwise required with respect to the election of Directors of a reporting Company, of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

11.8 - No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

11.9 - Subject to the provisions of the *Company Act* at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

11.10 - In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a member or proxyholder.

11.11 - No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken at the meeting without adjournment. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn.

11.12 - In the case of any dispute as to the admission or rejection of a vote, whether by show of hands or on a poll, the chairman shall determine the same, and his determination made in good faith is final and conclusive.

11.13 - Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the *Company Act* may provide.

11.14 - On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

11.15 - Unless the *Company Act*, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

11.16 - A resolution submitted to all members entitled to vote and consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the members entitled to vote, in the case of a special resolution, or so consented to by members holding shares carrying 75% of the votes entitled to be cast in the case of an ordinary resolution shall be as valid and effectual as if it had been passed at a meeting of the members duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the members and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

ARTICLE 12
VOTES OF MEMBERS

12.1 - Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person or by proxy and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

12.2 - Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the Directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

12.3 - Any corporation not being a subsidiary which is a member of the Company may by resolution of its Directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the resolution appointing any such representative may be sent to the Company by written instrument, telegram, telex or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation being a member may appoint a proxyholder.

12.4 - Where there are joint members registered in respect of any share, any one of the joint members may vote at any meeting in person, by proxy or by authorized representative in respect of the share as if he were solely entitled to it. If more than one of the joint members is present at any meeting in person, by proxy or by authorized representative, the joint member so present whose name stands first on the register of members in respect of the share shall alone be entitled to vote in respect of that share. For the purpose of this Article several executors or administrators of a deceased member in whose sole name any share stands shall be deemed joint members.

12.5 - A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee or other person in the nature of a committee appointed by that court, and any such committee, or other person may appoint a proxyholder. The chairman may require such proof of such appointment as he sees fit.

12.6 - A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but, in the case of a non-reporting Company, not more than five) proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

12.7 - Any person, having attained the age of majority, may act as proxyholder whether or not he is entitled on his own behalf to be present and to vote at the meeting at which he acts as proxyholder. The proxy may authorize the person so appointed to act as proxyholder for the appointor for the period, at any meeting or meetings, and to the extent permitted by the *Company Act*.

12.8 - A proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney of that corporation.

12.9 - Unless the Directors fix some other time by which proxies must be deposited, a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than 48 hours (excluding Saturdays and holidays) before the time for holding the meeting in respect of which the person named in the instrument is appointed.

12.10 - In addition to any other method of depositing proxies provided for in these Articles, the Directors may by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time for depositing the proxies. If the Company is or becomes a reporting company, the time so fixed shall not exceed 48 hours (excluding Saturdays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of members and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing or by letter, telegram, telex or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or of any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part and votes given in accordance with such regulations shall be valid and shall be counted.

12.11 - Unless the *Company Act* or any other statute or law requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be either in the form following or in any other form that the Directors or the chairman of the meeting shall approve:

> (Name of Company)
> The undersigned, being a member of the above named Company, appoints
> _____ of _____, or failing
> him, _____ of _____ for the
> undersigned to attend, act and vote for and on behalf of the undersigned at the
> general meeting of the Company to be held on the _____ day of
> _____ and at any adjournment thereof.
> Signed this _____, 20____.
>
> _____
> (Signature of Member).

12.12 - A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote was taken.

12.13 - Every proxy may be revoked by an instrument in writing:

i) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

ii) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken;

or in any other manner provided by law.

12.14 - The chairman of the meeting may determine whether or not a proxy, deposited for use at such meeting, which may not strictly comply with the requirements of this Part as to form, execution, accompanying documentation, time of filing, or otherwise, shall be valid for use at such meeting and any such determination made in good faith shall be final, conclusive and binding upon such meeting.

ARTICLE 13
DIRECTORS

13.1 - The first Directors are as set out in the Amalgamation Agreement. The Directors to succeed the first Directors shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.

13.2 - The remuneration of the Directors may from time to time be determined by the Directors unless by ordinary resolution the members determine that such remuneration shall be determined by the members. Such remuneration may be in addition to any salary or other remuneration paid to any Director in his capacity as Officer or employee of the Company. The Directors shall be reimbursed for reasonable travelling, hotel and other expenses they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any office or position with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

13.3 - A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the *Company Act* to become or act as a Director. Any Director who is not a member shall be deemed to have agreed to be bound by the provisions of the articles to the same extent as if he were a member of the Company.

ARTICLE 14
ELECTION AND REMOVAL OF DIRECTORS

14.1 - At each annual general meeting of the Company, all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles.

14.2 - A retiring Director shall be eligible for re-election.

14.3 - Where the Company fails to hold an annual general meeting in accordance with the *Company Act*, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

14.4 - If at any general meeting at which there should be an election of Directors the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly-elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

14.5 - The remaining Directors or Director shall have the power from time to time to appoint any person as a Director to fill any casual vacancy occurring in the Board of Directors.

14.6 - Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but the number of additional Directors shall not be more than one-third of the number of Directors elected or appointed at the last annual general meeting. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and, so long as he is an additional Director, the number of Directors shall be increased accordingly.

14.7 - Any Director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present, and, if he is a

Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

14.8 - A Director ceases to hold office when he:

i) dies;

ii) resigns his office by notice in writing delivered to the registered office of the Company;

iii) is convicted of an indictable offence and the other Directors shall have resolved to remove him;

iv) ceases to be qualified to act as a Director pursuant to the *Company Act*; or

v) is removed in accordance with Article 14.10.

14.9 - Every resignation of a Director becomes effective at the time a written resignation is delivered to the registered office of the Company or at the time specified in the resignation, whichever is later.

14.10 - The Company may by special resolution remove any Director before the expiration of his period of office and may by an ordinary resolution appoint another person in his stead.

ARTICLE 15
POWERS AND DUTIES OF DIRECTORS

15.1 - The Directors shall manage or supervise the management of the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the *Company Act* or by the Memorandum or these Articles, required to be exercised by the Company in general meeting.

15.2 - The Directors may from time to time by power of attorney or other instrument under seal appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of Officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, Directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the

Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

ARTICLE 16
DISCLOSURE OF INTEREST OF DIRECTORS

16.1 - A Director who is in any way, directly or indirectly, interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the *Company Act*.

16.2 - A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the *Company Act*, the prohibitions contained in this Part shall not apply to:

i) any contract or transaction relating to a loan to the Company, the repayment of all or part of which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing;

ii) any contract or transaction made, or to be made, with or for the benefit of an affiliated corporation of which a Director is a Director or Officer;

iii) any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a Director is, directly or indirectly, interested if all the other Directors are also, directly or indirectly, interested in the contract, arrangement or transaction;

iv) determining the remuneration of the Directors;

v) purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors; or

vi) the indemnification of any Director by the Company.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the *Company Act*, either generally or in respect of any particular contract or transaction or for any particular period.

16.3 - A Director may hold any office or position with the Company, other than the office of auditor of the Company, in conjunction with his office of Director for such period and on such terms, as to remuneration or otherwise, as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either

with regard to his tenure of any such other office or position or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the *Company Act*, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

16.4 - Subject to compliance with the provisions of the *Company Act*, a Director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

16.5 - A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a member or otherwise, and, subject to compliance with the provisions of the *Company Act*, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm.

ARTICLE 17
PROCEEDINGS OF DIRECTORS

17.1 - The Chairman of the Board, if any, or in his absence the President, shall preside as chairman at every meeting of the Directors, or if there is no Chairman of the Board or neither the Chairman of Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting. With the consent of the meeting, the solicitor of the Company may act as Chairman of a meeting of the Directors.

17.2 - The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

17.3 - A Director may participate in a meeting of the Board or of any committee of the Directors by means of conference telephones or other communications facilities by means of which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

17.4 - A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. Reasonable notice shall be given for any meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. It shall not

be necessary to give notice of a meeting of Directors to any Director or alternate Director if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed. Accidental omission to give notice of a meeting of Directors to, or by the non-receipt of notice by, any Director shall not invalidate the proceedings at that meeting.

17.5 - Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After the filing of such waiver with respect to future meetings, and until such waiver is withdrawn, no notice of any meeting of the Directors need be given to such Director or, unless the Director otherwise requires in writing to the Secretary, to his alternate Director, and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

17.6 - The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors or, if the number of Directors is fixed at one, shall be one Director.

17.7 - The Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

17.8 - Subject to the provisions of the *Company Act*, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

17.9 - A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the Directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

17.10 - No resolution proposed at a meeting of Directors need be seconded, and the chairman of any meeting is entitled to move or propose a resolution.

ARTICLE 18
EXECUTIVE AND OTHER COMMITTEES

18.1 - The Directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee, except as to acts done before such revocation or overriding, and to terminate the appointment or change the membership of such Committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorum thereof.

18.2 - The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove Officers appointed by the Board) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

18.3 - The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

ARTICLE 19
OFFICERS

19.1 - The Directors shall, from time to time, appoint a President and a Secretary and such other Officers, if any, as the Directors shall determine and the Directors may, at any time, terminate any such appointment. No Officer shall be appointed unless he is qualified in accordance with the provisions of the *Company Act*.

19.2 - One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, the President or the Managing Director shall be a Director. The other Officers need not be Directors. The remuneration of the Officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an Officer may in addition to such remuneration be entitled to receive after he ceases to hold such office or leaves the employment of the Company a pension or gratuity. The Directors may decide what functions and duties each Officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the Secretary specified in the *Company Act*.

19.3 - Every Officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an Officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

ARTICLE 20
INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

20.1 - Subject to the provisions of the *Company Act*, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a Director or former Director of a corporation of which the Company is or was a member and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a Director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

20.2 - Subject to the provisions of the *Company Act*, the Directors may cause the Company to indemnify any Officer, employee or agent of the Company or of a corporation of which the Company is or was a member (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an Officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the *Company Act* or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

20.3 - The failure of a Director or Officer of the Company to comply with the provisions of the *Company Act* or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

20.4 - The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, Officer, employee or agent of the Company or as a Director, Officer, employee or agent of any corporation of which the Company is or was a member and his heirs or personal representatives against any liability incurred by him as such Director, Officer, employee or agent.

ARTICLE 21
DIVIDENDS AND RESERVE

21.1 - The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets, and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation, or in any one or more such ways as may be authorized by the Company or the Directors, and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed to adjust the rights of all parties, and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

21.2 - Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

21.3 - Subject to the rights of members (if any) holding shares with specific rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

21.4 - The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds which they think prudent not to divide.

21.5 - If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other moneys payable in respect of the share.

21.6 - No dividend shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

21.7 - Any dividend, bonus or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

21.8 - Notwithstanding anything contained in these Articles, the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

21.9 - Notwithstanding any other provisions of these articles should any dividend result in any members being entitled to a fractional part of a share of the Company, the Directors shall have the right to pay such members in place of that fractional share, the cash equivalent thereof calculated on the par value thereof or, in the case of shares without par value, calculated on the price or consideration for which such shares were or were deemed to be issued, and shall have the further right and complete discretion to carry out such distribution and to adjust the rights of the members with respect thereon on as practical and equitable a basis as possible including the right to arrange through a fiscal agent or otherwise for the sale, consolidation or other disposition of those fractional shares on behalf of those members of the Company.

ARTICLE 22
DOCUMENTS, RECORDS AND REPORTS

22.1 - The Company shall keep at its records office or at such other place as the Company Act may permit, the documents, copies, registers, minutes, and records which the Company is required by the Company Act to keep at its records office or such other place, as the case may be.

22.2 - The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company to record properly the financial affairs and condition of the Company and to comply with the Company Act.

22.3 - Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

22.4 - The Directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the Company Act.

22.5 - Every member shall be entitled, on demand, to be furnished with a copy of the latest financial statement of the Company including the auditor's report on it, if any, and, if so required by the Company Act, a copy of each annual financial statement and interim financial statement shall be mailed to each member.

ARTICLE 23
NOTICES

23.1 - A notice, statement, report or other document may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to his address as recorded in the register of members. Where a notice, statement, report or other document is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other Officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement, report or other document was so addressed, prepaid and mailed shall be conclusive evidence thereof.

23.2 - A notice, statement, report or other document may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

23.3 - A notice, statement, report or other document may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it by mail, prepaid, addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

23.4 - Notice of every general meeting or meeting of members holding shares of a particular class or series shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

ARTICLE 24
RECORD DATES

24.1 - The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the *Company Act*, preceding the date of any meeting of members, including class and series meetings, or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members, as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

24.2 - Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

ARTICLE 25
SEAL

25.1 - The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely:

> i) any two Directors; or

> ii) any one of the Chairman of the Board, the President, the Managing Director, a Director or a Vice-President together with any one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer; or

> iii) if the Company shall have only one member, the President or the Secretary; or

> iv) such person or persons as the Directors may from time to time by resolution appoint;

and the said Directors, Officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution the seal may be affixed in the presence of any one of the foregoing persons.

25.2 - To enable the seal of the Company to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or Officers of the Company are, in accordance with the *Company Act* and/or these Articles, printed or otherwise mechanically reproduced there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

25.3 - The Company may have an official seal for use in any other province, state, territory or country, and all of the powers conferred by the *Company Act* with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

ARTICLE 26
MECHANICAL REPRODUCTION OF SIGNATURES

26.1 - The signature of any Officer, Director, registrar, branch registrar, transfer agent or branch agent of the Company, unless otherwise required by the *Company Act* or by these Articles, may, if authorized by the Directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any Officer thereof; and any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date of the delivery or issue of such instrument.

26.2 - The term "instrument" as used in Article 26.1, shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligation, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.

EXHIBIT 4.12

<u>**LOAN AGREEMENT**</u>

THIS AGREEMENT dated for reference the 30th day of January, 2003.

BETWEEN:

>**ALAMOS MINERALS LTD.**, a British Columbia corporation having its principal office at #1400 – 400 Burrard Street, Vancouver, British Columbia, V6C 3A6
>
>(the "Company")

OF THE FIRST PART

AND:

>**H. MORGAN & COMPANY**, a corporation incorporated under the laws of the Island of Grand Cayman having its principal office at Colombia House, 32 Reid Street, 4th Floor, Hamilton, Bermuda HM 11
>
>(the "Lender")

OF THE SECOND PART

AND:

>**NATIONAL GOLD CORPORATION**, an Alberta corporation having its principal office at Suite 600, 890 West Pender Street, Vancouver, British Columbia V6C 3A8
>
>("National Gold")

OF THE THIRD PART

WHEREAS:

A.   The Company and National Gold entered into an amended and restated option and joint venture agreement dated October 17, 2002 (the "JV Agreement") in connection with the exploration and development of the Salamandra mineral property located in the State of Sonora, Mexico (the "Property") whereby the Company can earn a 50% interest in the Property under the terms of the JV Agreement which include becoming jointly and severally liable to certain the payment obligations regarding the Property;

B.   The Property was acquired by Minas de Oro National S.A. de C.V. ("MON") (formerly, O.N.C. de Mexico S.A. de C.V.), a wholly owned subsidiary National Gold, for certain consideration paid and payable to the vendors of the Property under the terms of an asset purchase agreement which consideration included the issuance by MON of debentures in the aggregate amount of $7,500,000 (the "Debentures") which have been guaranteed by National Gold and are subject to a discount in the event of early repayment;

C.   The Company and National plan to merge by way of amalgamation (the "Merger") under the Company Act (British Columbia) to form a new entity called "Alamos Gold Inc." pursuant to the terms of an amalgamation agreement dated December 16, 2002 and described in a joint information circular of the Company and National dated December 18, 2002. The Merger of the Company and National Gold is subject to certain conditions including receipt of shareholder and regulatory approvals;

D.   The Company and National wish to repay the Debentures prior to completing the Merger and have requested the Lender to provide to the Company a loan (hereafter defined as the "Loan") in the aggregate principal amount of up to approximately $6,000,000 for the purpose of repaying the Debentures;

E.   To induce the Lender to provide the Loan to the Company and for other good and valuable consideration, the Company has agreed to grant to the Lender a general security interest over all of its present and after-acquired property, including a pledge of the shares of Minera Bienvenidos S.A. de C.V. ("MB"), a wholly owned subsidiary of the Company, through which the Company is earning its interest in the Property;

F.   To further induce the Lender to provide the Loan to the Company and as additional security for the Loan, National Gold has agreed to guarantee the Loan, to grant to the Lender a general security interest over all of its present and after-acquired property and to pledge of all of the shares of MON which owns the Property; and

G.   The Lender has agreed to provide the Loan to the Company subject to the terms and conditions hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties hereto covenant and agree each with the other as follows:

ARTICLE 1
INTERPRETATION

1.1 *Definitions*

Where used in this Agreement, the following terms shall have the following meanings:

(1)   "Advance Date" means on January 30, 2003 following the execution and delivery of this Agreement and receipt of the required approval of the TSX or such other date as agreed upon by the Parties to this Agreement but in no event later than February 21, 2003;

(2)   "Agreement" means this agreement, together with any amendments and all Schedules attached hereto;

(3)   "Amalco" means Alamos Gold Inc., the merged entity following the Merger of the Company and National Gold;

(4)   "Borrowing" means the utilization of up to the full amount of the Loan by the Company;

(5)   "Business Day" means a day on which the main branch of the CIBC is open for business in Vancouver, B.C., provided such day is not a Saturday or Sunday;

(6)   "CIBC" means the Canadian Imperial Bank of Commerce;

(7)   "Change of Control" means the occurrence at any date hereafter of any change in the holding, direct or indirect, of shares in the capital of the Company or a successor entity to the Company following the proposed amalgamation of the Company and National Gold (collectively, "Alamos Gold"), as a result of which a person or group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the *Securities Act* (British Columbia), becomes the beneficial owner, directly or indirectly, of shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast more than fifty percent (50%) of the votes attaching to all of the shares of Alamos Gold which may be cast to elect directors of Alamos Gold;

(8)   "Company" means Alamos Minerals Ltd., its successors and permitted assigns;

(9)   "Event of Default" means any event set forth in section 10.1;

(10)   "General Security Agreement" means the form of security agreement attached as Schedule "B";

(11) "Generally Accepted Accounting Principles" means, at any time, accounting principles generally accepted in Canada at such time, applied on a basis consistent with the most recent financial statements of the Company (except for changes reported by the Company's auditors of which the Lender has written notice);

(12) "Guarantee" means the form of guarantee to be entered into by National Gold in the form of Schedule "D";

(13) "Indebtedness" means the aggregate principal amount for the time being and from time to time outstanding under the Loan, together with any Interest and all other amounts or fees, including legal fees, required to be paid or owing by the Company to the Lender under this Agreement;

(14) "Interest" means the interest payable by the Company to the Lender pursuant to Article 4;

(15) "Interest Adjustment Date" means February 28, 2003;

(16) "Interest Rate" or "Interest Rates" means Interest on the outstanding principal Loan outstanding from time to time at 12% per annum, to be paid both before maturity and before and after default or judgment, calculated daily on the basis of the actual number of days elapsed in a year of 365 or 366 days, as the case may be, and compounded and payable yearly in arrears;

(17) "Lender" means H. Morgan & Company, its successors and permitted assigns;

(18) "Loan" means a non-revolving loan in the aggregate principal amount of up to approximately $6,000,000 in favour of the Company established by the Lender pursuant to Article 2 of the Agreement including the Interest Adjustment Amount as that term is defined in subsection 2.5;

(19) "Maturity Date" means the earlier of:

(a) February 28, 2008; and

(b) the date upon which the Lender declares the Indebtedness to be due and payable pursuant to subsection 10.2(a);

(20) "MB" means Minera Bienvenidos S.A. de C.V., a wholly owned Mexican subsidiary of the Company;

(21) "MB Shares" means all of the shares in the capital of Minera Bienvenidos S.A. de C.V. owned by the Company;

(22) "MO" means Minas de Oro National S.A. de C.V., a wholly owned Mexican subsidiary of National;

(23) "MO Shares" means all of the shares in the capital of Minas de Oro National, S.A. de C.V. owned by National Gold ;

(24) "National Gold " means National Gold Corporation, an Alberta corporation having a registered address at 3rd Floor, 14505 Bannister Road, S.E., Calgary, Alberta, T2X 3J3;

(25) "Note" means a promissory note of the Company in the form attached hereto as Schedule "A" to be delivered by the Company to the Lender on the Advance Date;

(26) "Security" means the security given to the Lender under the General Security Agreements and the Guarantee to secure the Indebtedness;

(27) "Share Pledge Agreement" means the form of pledge agreement attached as Schedule "C"; and

(28) "TSX" means the TSX Venture Exchange.

1.2 *Incorporation of Schedules*

The following schedules annexed hereto shall, for all purposes hereof, form an integral part of this Agreement:

Schedule "A"	-	Form of Note
Schedule "B"	-	Form of General Security Agreement
Schedule "C"	-	Form of Share Pledge Agreement
Schedule "D"	-	Form of Guarantee

1.3 *Singular, Plural, etc.*

As used herein, each gender shall include all genders, and the singular shall include the plural and the plural the singular as the context shall require.

1.4 *Headings*

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation hereof.

1.5   *Currency*

Unless otherwise specified, references to sums of money herein shall be to in the currencyof Canada.


ARTICLE 2
LOAN


2.1   *Establishment and Utilization of the Loan*

Subject to the terms and conditions set forth herein, the Lender hereby agrees to make available to the Company a non-revolving Loan in the aggregate principal amount of up to approximately$6,000,000.

2.2   *Non-Revolving Facility*

The Loan shall be a non-revolving facility and any Borrowing which is repaid by the Company shall not be available for re-advance under this Agreement.

2.3   *Minimum Amount of Borrowing*

There is no minimum amount of Borrowing but the Borrowing shall be made in one Borrowing on the Advance Date.

2.4   *Interest Adjustment*

For the period between the Advance Date and the Interest Adjustment Date, the Company shall pay the accrued Interest on the Loan at the Interest Rate (the "Interest Adjustment Amount"). The Interest Adjustment Amount shall be payable to the Lender on the Interest Adjustment Date.

2.5   *Proceeds of the Loan*

The proceeds of the Loan shall be used to repay the Debentures, the Interest Adjustment Amount and the Lender's reasonable legal fees and expenses.


ARTICLE 3
GENERAL PAYMENT PROVISIONS


3.1   *Application of Payments*

All payments made by the Company to the Lender hereunder shall be applied firstly in satisfaction of Interest accrued to the date of payment and the balance, if any, in reduction of the outstanding principal amount of the Loan owing to the Lender hereunder.

3.2 *Maturity Date*

The Company shall repay in full, and there shall become due and payable in full, the entire Indebtedness on the Maturity Date.

3.3 *Prepayment*

The Company shall be entitled in its sole discretion to prepay the following outstanding amounts of the Loan at any time without notice, penalty or bonus:

(1)   up to 50% of the principal amount of the Loan and accrued Interest at any time on 30 days' prior written notice at any time or times; and

(2)   all or any portion of the principal amount of the Loan and accrued Interest at any time following the 2 year anniversary of the Advance Date.

3.4 *Receipt of Payments*

All payments required to be made hereunder and received by the Lender after 12:00 noon (Pacific Standard Time) on any day will be deemed for all purposes of this Agreement to have been received by the Lender on the Business Day following the date of payment.

3.5 *Location of Payments*

All payments made by the Company to the Lender pursuant to this Agreement shall be made to the Lender at the address set out at the first page of this Agreement or to such other address as the Lender may notify the Company in writing from time to time.

ARTICLE 4
INTEREST

4.1 *Interest Rate and Payment of Interest*

The principal amount advanced by the Lender hereunder shall bear Interest from the Advance Date at the Interest Rate both before and after demand, as well as before and after default and judgement, payable yearly in arrears, on the anniversary of the Interest Adjustment Date.

ARTICLE 5
CONDITIONS OF BORROWING

5.1 *Conditions Precedent to Borrowing*

The obligation of the Lender to advance the Borrowing under the Loan is subject to the following conditions precedent on or before the Advance Date:

(1)   execution by the Company and National Gold and delivery to the Lender of this Agreement and the execution hereby the Lender;

(2)   execution by the Company and delivery to the Lender of the Note;

(3)   execution by the Company and delivery to the Lender of the General Security Agreement granting a security interest on all present and after acquired property of the Company as specified in the General Security Agreement;

(4)   execution by the Company and delivery to the Lender of a Share Pledge Agreement and a pledge of all of the MB Shares;

(5)   the filing by the Lender of a financing statement in the British Columbia Personal Property Registry, registering a security interest in favour of the Lender on the assets of the Company charged by the General Security Agreement executed by the Company;

(6)   the registration in Mexico in the Public Registry for the domicile of MB and in the applicable registry of a security interest in favour of the Lender in the MB Shares charged by the Share Pledge Agreement executed by the Company;

(7)   execution by National Gold (dated as of the effective date National Gold is continued in the Province of British Columbia) and delivery to the Lender of a guarantee in the form of Schedule "D" which guarantees all of the obligations of the Company under this Agreement;

(8)   execution by National Gold (dated as of the effective date National Gold is continued in the Province of British Columbia)and delivery to the Lender of a General Security Agreement substantially in the form of Schedule "B" granting a security interest on all present and after acquired property of National Gold Corporation;

(9)   execution by the National Gold (dated as of the effective date National Gold is continued in the Province of British Columbia) and delivery to the Lender of a Share Pledge Agreement in the form of Schedule "B" and a pledge of all of the MO Shares;

(10)   the filing by the Lender of a financing statement in the British Columbia Personal Property Registry , registering a security interest in favour of the Lender on the assets of the National Gold charged by the General Security Agreement executed by National Gold;

(11)   the registration in Mexico in the Public Registry for the domicile of MO and in the applicable registry of a security interest in favour of the Lender in the MO Shares charged by the Share Pledge Agreement executed by National Gold;

(12)   receipt by the Company of written acceptance of the Loan by the TSX;

(13)   all representations and warranties contained in Article 6 of this Agreement shall be true on and as of the Advance Date with the same effect as if such representations and warranties had been made on and as of the date of Borrowing; and

(14)   receipt by the counsel of the Lender of a legal opinion of Gowlings Lafleur Henderson L.L.P., as counsel for the Company and a legal opinion of Snell & Wilmer L.L.P., as counsel for National Gold, in form and substance satisfactory to counsel for the Lender.

ARTICLE 6
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

6.1   *Representations, Warranties and Covenants of the Company and National Gold*

Each of the Company and National Gold hereby severally represents and warrants to and in favour of and covenants with the Lender as follows:

(1)   General - all representations and warranties made hereunder shall survive the delivery of the Security and the Borrowing, and no investigation at any time made by or on behalf of the Lender shall diminish in any respect whatsoever its rights to rely thereon. All statements contained in any certificate or other instrument delivered by it or on behalf of it under or pursuant to this Agreement shall constitute representations and warranties made by it hereunder;

(2)   Corporate Existence and Authority - it is duly incorporated and validly exists as a company under the laws of the jurisdiction of its incorporation, is in good standing in the appropriate corporate registry, has the corporate capacity to own its rights and assets and to do business including, without limiting the generality of the foregoing, having powers, where applicable, adequate for the carrying on of its business as now being conducted, and is duly authorized under all applicable laws, regulations, ordinances and orders of public authorities to carry on its business generally where and in the manner it presently carries on business;

(3)   Binding Effect - this Agreement, the Note, the Guarantee, the General Security
        Agreement, the Share Pledge Agreement which it has entered into have been duly
        and validly authorized by all necessary corporate action, have been executed and,
        where applicable, delivered by it to the Lender and are its valid obligations,
        legally binding on it and enforceable in accordance with their respective terms;

(4)   Contravention of Law - neither the execution and delivery of this Agreement nor
        performance in accordance therewith is or will contravene any provision of any
        law, regulation, order, licence, permit or consent applicable to each, or conflict
        with or contravene the constating documents, or result in a breach, or constitute a
        default under, or require any consent under the terms or conditions of any
        agreement or instrument to which it is a party or by which it is bound except as
        otherwise provided for herein;

(5)   No Default Under Agreements – it is not in default under any agreement or
        instrument to which it is a party and which default may materially adversely
        affect its ability to observe and perform its covenants hereunder;

(6)   No Claims - there are not, and at the date of the Borrowing hereunder there will
        be, no actions, claims or proceedings pending or, to its knowledge, threatened
        against it, before any court, administrative board or other tribunal which if
        decided against it, would materially adversely affect its business or financial
        status or its obligations hereunder and there is no unsatisfied claim or outstanding
        judgment or writ of execution against it, other than as previously disclosed in its
        public disclosure documents;

(7)   Constating Documents – it is not in violation of its articles of incorporation, by-
        laws, resolutions of directors or shareholders, or to the best of its knowledge, of
        any law (including, without limitation, those dealing with the environment),
        regulation, rule, order, judgment, writ, injunction, decree, determination, or
        award, concurrently in effect and applicable to it, the violation of which would
        have a material adverse effect on it;

(8)   Income Tax - it has filed all income tax returns which are required to be filed and
        has paid or made provisions for payment for all material taxes (including interest
        and penalties) which are due and payable and each has provided adequate reserves
        for payment of any material tax, the payment of which is being contested;

(9)   No Material Facts - there is no fact known to it which materially adversely affects
        or in the future may (so far as it can reasonably foresee) materially adversely
        affect its ability to observe and perform its covenants hereunder;

(10)   Financial Statements – its audited financial statements for the fiscal year ended December 31, 2001 together with its unaudited financial statements for the fiscal period ended September 30, 2002 fairly and accurately set forth its financial position as at December 31, 2001 and September 30, 2002, and the results of its operations for the period then ended, in accordance with Generally Accepted Accounting Principles applied consistently;

(11)   Adverse Change - since September 30, 2002, there has been no material adverse change in its financial position or operations from that set forth in the audited financial statements to such date or as otherwise disclosed in its public disclosure documents;

(12)   Financial Statements - during the time that any Indebtedness is outstanding, it will provide to the Lender within 60 days of the end of each fiscal quarter, internally prepared quarterly financial statements and such explanations thereof as the Lender may reasonably require from time to time;

(13)   Continuing Covenant - it covenants and agrees with the Lender that except with the prior written consent of the Lender, until all amounts due or to become due under this Agreement have been paid in full to the Lender, it will duly perform and observe each and all of its covenants and agreements herein set forth; and

(14)   Corporate Existence - it will at all times maintain its corporate existence, carry on and conduct its business in a proper businesslike manner and in accordance with good business practice and will keep or cause to be kept proper books of account in accordance with Generally Accepted Accounting Principles applied consistently.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE LENDER

7.1   *Representations and Warranties of the Lender*

The Lender hereby represents and warrants to and in favour of the Company and National Gold as follows:

(1)   General - all representations and warranties made hereunder shall survive the delivery of the Security and the Borrowing, and no investigation at any time made by or on behalf of the Lender shall diminish in any respect whatsoever its rights to rely thereon. All statements contained in any certificate or other instrument delivered by or on behalf of the Lender under or pursuant to this Agreement shall constitute representations and warranties made by the Lender hereunder;

(2)   <u>Corporate Existence and Authority</u> - the Lender is duly incorporated and validly exists as a company under the laws of the jurisdiction of its incorporation, is in good standing in the appropriate corporate registry, has the corporate capacity to own its rights and assets and to do business including, without limiting the generality of the foregoing, having powers, where applicable, adequate for the carrying on of its business as now being conducted, for the making of this Agreement and is duly authorized under all applicable laws, regulations, ordinances and orders of public authorities to carry on its business generally where and in the manner it presently carries on business; and

(3)   <u>Binding Effect</u> - this Agreement has been duly and validly authorized by all necessary corporate action, has been executed and, where applicable, delivered by the Lender to the Company and is a valid obligation of the Lender legally binding on it and enforceable in accordance with its terms.

ARTICLE 8
INDEMNITY

8.1 *Indemnity*

The Company hereby agrees to indemnify and hold harmless the Lender against any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs and expenses of whatever kind or nature which may be imposed on, incurred by or asserted at any time against the Lender in any way relating to or arising in connection with any default or misrepresentation of the Company in respect of this Agreement.

8.2 *Indemnity*

The Lender hereby agrees to indemnify and hold harmless the Company against any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs and expenses of whatever kind or nature which may be imposed on, incurred by or asserted at any time against the Company in any way relating to or arising in connection with any misrepresentation or breach of warranty of the Lender pursuant to Article 7. Notwithstanding the above, it is understood by the parties herein that the indemnity as described in this Section 8.2 shall only survive up to the date that the Loan has been repaid to the Lender in full.

ARTICLE 9
SECURITY

9.1 *Security Documents of Company*

As security for the Indebtedness and the liabilities and obligations of the Company to the Lender hereunder and under any modification or extension hereof the Company shall:

(1)   grant a security interest over all present and after acquired property of the Company specified in the General Security Agreement and execute and deliver to the Lender the General Security Agreement;

(2)   grant a security interest over the MB Shares and execute and deliver to the Lender the Share Pledge Agreement.

As further security for the Indebtedness, the National Gold shall:

(3)   execute and deliver to the Lender the form of guarantee attached as Schedule "D" to this Agreement;

(4)   grant a security interest over all of its present and after acquired property, execute and deliver to the Lender a General Security Agreement substantially in the form of Schedule "B";

(5)   grant a security interest over its MO Shares and execute and deliver to the Lender a Share Pledge Agreement substantially in the form of Schedule "C".

9.2   *Other Documents*

The Company agrees to execute and deliver, or cause to be executed and delivered, to the Lender in form and content satisfactory to the Lender and its legal counsel, acting reasonably, any other documentation required to be executed and delivered to secure the Indebtedness, as contemplated hereunder.

ARTICLE 10
EVENTS OF DEFAULT AND REMEDIES

10.1   *Events of Default*

Any one or more of the following events shall constitute an Event of Default, whether any such Event of Default shall be voluntary or involuntary or be effected by operation of law or pursuant to or in compliance with any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

(1)   default by the Company in the due payment of any amount payable hereunder or in the observance or performance in any material respect of any other provision hereof or the Security;

(2)   default by the Company in the payment of the outstanding balance of the Indebtedness on the Maturity Date;

(3) the failure by the Company in any material respect to perform or observe any of the covenants, conditions or agreements to be performed or observed by the Company hereunder or under the General Security Agreement or Share Pledge Agreement executed by the Company;

(4) the failure by National Gold in any material respect to perform or observe any of the covenants, conditions or agreements to be performed or observed by National Gold hereunder or under the Guarantee, the General Security Agreement or Share Pledge Agreement executed by National Gold;

(5) an order is made or a resolution is passed or a petition is filed for the liquidation or winding-up of the Company or National Gold ;

(6) the Company or National Gold becomes insolvent, commits an act of bankruptcy or makes a general assignment for the benefit of its creditors or otherwise acknowledges its insolvency;

(7) the appointment of a receiver, receiver-manager or receiver and manager of the Company or National Gold or any part of the properties or assets of the Company or National Gold;

(8) if any representation or warranty made in writing to the Lender by the Company or National Gold up to the date hereof or made herein, in the Guarantee, the General Security Agreement, the Share Pledge Agreement to which it is a party or in any certificate or other instrument delivered or to be delivered by or on behalf of the Company or National Gold to the Lender hereunder is incorrect in any material respect on the date as of which such representation or warranty was made or purported to be made;

(9) the Company is in default of the Note;

(10) there is an occurrence of an "Event of Default" (as that term is defined in the General Security Agreement) under the General Security Agreement executed by the Company or in the General Security Agreement executed by National Gold;

(11) there is an occurrence of an "Event of Default" (as that term is defined in the Share Pledge Agreement) under the Share Pledge Agreement executed by the Company or by National Gold;

(12) the Company or the new entity "Alamos Gold Inc." or any other successor corporate entity the Company may be known by following an amalgamation involving the Company and National Gold, the Company ceases to be listed on a recognized stock exchange; or

(13) there is a Change of Control.

10.2 *Remedies Upon Default*

After any Event of Default has occurred and continues for five Business Days the Lender may give written notice to the Company, specifying the nature of the Event of Default in reasonable detail and, provided that the Company has not cured such Event of Default within 10 days following delivery of such notice, the Lender may, in its discretion, by written notice to the Company, declare this Agreement to be in default. At any time thereafter, while the Company shall not have remedied all outstanding Events of Default, the Lender, at its discretion and subject to compliance with any mandatory requirements of applicable law then in effect, may exercise one or more of the following remedies:

(1)   declare the then outstanding balance of the Indebtedness, costs and all moneys owing by the Company to the Lender and such moneys and liabilities shall forthwith become due and payable to the Lender without presentment, demand, protest or other notice of any kind to the Company, all of which are hereby expressly waived;

(2)   exercise any or all of its remedies under the General Security Agreement executed by the Company; or

(3)   appoint a receiver or receiver-manager of the Company's assets and properties in accordance with the General Security Agreement.

10.3 *Failure to Pay Amounts*

If the Company fails to pay any amount when due hereunder, all such amounts shall be payable forthwith by the Company, and shall bear interest at the Interest Rate.

10.4 *Other Securities*

The rights and powers conferred by section 10.2 are in addition to and not in substitution for those rights and powers specifically conferred by the Security.

10.5 *Remedies Non-Exclusive*

No remedy herein or in the Security conferred on the Lender is intended to be exclusive of each and every remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. The exercise or commencement of exercise by the Lender of any one or more of such remedies shall not preclude the simultaneous or later exercise by the Lender of any or all other such remedies.

10.6   *Set-Off or Counterclaim*

The obligation of the Company to make all payments hereunder or under the Security shall be absolute and unconditional and shall not be affected by any circumstance, including without limitation any set-off, compensation, counterclaim, recoupment, defence or other right which the Company may have against the Lender, or anyone else for any reason whatsoever and any insolvency, bankruptcy, reorganization or similar proceedings by or against the Company.


ARTICLE 11
MISCELLANEOUS


11.1   *Termination of Agreement and Complete Release of Collateral*

Upon payment or prepayment in full of the Indebtedness, and all other costs and moneys owing by the Company to the Lender pursuant to this Agreement, this Agreement will terminate and the lien upon the Company's assets and National Gold's assets created by the Security will be terminated.

11.2   *Representations Surviving*

All representations and warranties made hereunder shall survive the delivery of this Agreement and the Security to the Lender and no investigation at any time made by or on behalf of the Lender shall diminish in any respect whatsoever its right to rely thereon. All statements contained in any certificate or other instrument delivered by or on behalf of the Company or National Gold under or pursuant to this Agreement shall constitute representations and warranties made by the Company or National Gold, as the case may be, hereunder.

11.3   *Entire Agreement*

This Agreement, together with the Schedules hereto, embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and undertakings, whether oral or written relative to the subject matter hereof.

11.4   *Incorporation of General Security Agreement*

All terms, covenants and conditions contained in the General Security Agreement executed by the Company or by National Gold are incorporated and deemed to be a part of this Agreement, whether or not specifically set forth herein.

11.5   *Amendments*

Neither this Agreement nor any provision hereof may be amended, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the amendment, waiver, discharge or termination is sought.

11.6 *Waiver*

Every condition and covenant, and each and every representation and warranty contained herein has been inserted for the sole benefit of the Lender and any breach of any such conditions, covenants, representations and warranties may, at the Lender's discretion, be waived or partially waived by the Lender. No failure or delay on the part of the Lender to exercise any right, power or remedy given herein or by statute or at law or in equity or otherwise shall operate as a waiver thereof, nor shall any single or partial exercise of any right preclude any other exercise thereof or the exercise of any other right, power or remedy.

11.7 *Forbearance*

No condonation, forgiveness, waiver or forbearance by the Lender of any non-observance or non-performance by the Company or National Gold of any of the provisions hereunder will operate as a waiver or estoppel by or against the Lender in respect of any provision, or any subsequent non-observance or non-performance by the Company or National Gold of any of the provisions hereunder.

11.8 *Approvals*

The acceptance or approval by the Lender of any matter required hereunder will be of no force and effect unless given in writing, and given prior to the event or thing for which it is required.

11.9 *Concessions*

The Lender may grant extensions of time, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Company, National Gold and other parties, sureties or securities as the Lender may see fit without prejudice to the liability of the Company to the Lender and without prejudice to the Lender's rights herein, and under the Security.   If, when an Event of Default has occurred, the Lender chooses to waive its right to exercise the remedies available to it under this Loan Agreement or at law the waiver shall not constitute condonation of the Event of Default, nor shall the waiver be pleaded as an estoppel against the Lender to prevent it exercising its remedies with respect to a subsequent Event of Default. No covenant, term, or condition of this Loan Agreement shall be deemed to have been waived by the Lender unless the waiver is in writing and signed by the Lender.

11.10 *No Merger*

The Security will not operate so as to create any merger or discharge of any indebtedness or liability of the Company or National Gold hereunder, or under the Security or other assignment, transfer, guarantee, lien, contract, promissory note, debenture, bill of exchange or security of any form held or which may hereafter be held by the Lender from the Company or from any other person or persons whomsoever.

11.11 *No Merger of Judgment*

Neither the taking of any judgment nor the exercise of any power of seizure or sale shall operate to extinguish the obligation of the Company to pay the Indebtedness and liabilities hereunder or operate as a merger of any covenant in this Agreement or the General Security Agreement executed by the Company, and the acceptance of any payment or alternate security shall not constitute or create a novation, and the taking of a judgment or judgments under a covenant herein contained shall not operate as a merger of those covenants or affect the Lender's rights to interest at the rate and times provided in this Agreement.

11.12 *Reporting Covenants*

The Company shall provide, or cause to be provided to the Lender, a report on any Event of Default, or any significant legal or financial event that constitutes a material adverse change in the financial condition of the Company, immediately upon the occurrence of such event.

11.13 *Notices*

(1)   Any notice, direction, or other instrument required or permitted to be given under this Agreement by the Lender to the Company or the Company to the Lender shall be in writing and may be given by delivery by mail, by registered mail or by facsimile or other similar form of communication to the following address:

(a)   if to the Company:

Alamos Minerals Ltd.
#1400 – 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

Attention: John McCluskey
Fax: (604) 643-1773

with a copy to:

Gowling Lafleur Henderson LLP
#2300 – 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1J1

Attention: Joseph P. Giuffre
Fax: (604) 689-8610

(b) **if to National Gold:**

National Gold Corporation
Suite 600, 890 West Pender Street
Vancouver, B.C.
V6C 3A8

Attention: Jim McDonald
Fax: (604) 408-4905

with a copy to:

Snell & Willmer LLP
1 South Church Avenue, Suite 1500
Tucson, Arizona
U.S.A. 85701

Attention: Lowell Thomas
Fax: (520) 884-1294

(c) **if to the Lender:**

H. Morgan & Company
Colombia House
32 Reid Street
4th Floor
Hamilton, Bermuda

Attention: William F. Maycock
Fax: (441) 296-1199

with a copy to:

Beard Winter LLP
130 Adelaide Street West, Suite 701
Toronto, Ontario
M5H 2K4

Attention: Richard I.R. Winter, Q.C.
Fax: (416) 593-5239

(2)   Any notice, direction or instrument given shall:

(a) **if delivered, be deemed to have been given or made at the time of delivery;**

(b) if sent by facsimile or other form of similar electronic communication, be deemed to have been delivered at the date and time as evidenced by the conformation received by the sending machine; and

(c) if sent by mail or overnight courier or other similar form of written communication, with return receipt requested, shall be deemed to have been validly served, given, delivered or received immediately when delivered against receipt, on the fifth Business Day after deposit with an overnight courier or, in the case of mail, on the tenth Business Day after deposit with a national postal service:

(3) Any party may give written notice of change of address in the same manner, in which event notice shall thereafter be given at that changed address.

11.14 *Omitted by Intention*

11.15 *Judgment Currency; Contractual Currency*

If, for the purpose of obtaining or enforcing judgment against the Company or National Gold in any court in any jurisdiction, it becomes necessary to convert into any other currency (the "Judgment Currency") an amount due under the Loan Agreement or any Security in any currency (the "Obligation Currency") other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding: (i) the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date, or (ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 11.15 being hereinafter in this Section 11.15 referred to as the "Judgment Conversion Date").

If, in the case of any proceeding in the court of any jurisdiction referred to in this Section 11.15, there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the applicable Borrower shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from a Borrower under this Section 11.15 shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan documents.

The term "rate of exchange" in this Section 11.15 means the rate of exchange at which The New York Foreign Exchange Market would, on the relevant date at or about 12:00 noon (Vancouver time), be prepared to sell the Obligation Currency against the Judgment Currency.

Any amount received or recovered by the Lender in respect of any sum expressed to be due to them (whether for itself or as trustee for any other person) from the Company or National Gold under this Agreement or under any of the Loan Agreement or Security in a currency other than the currency (the "contractual currency") in which such sum is so expressed to be due (whether as a result of, or from the enforcement of, any judgment or order of a court or tribunal of any jurisdiction, the winding-up of the Company or otherwise) shall only constitute a discharge of the Company to the extent of the amount of the contractual currency that Lender is able, in accordance with its usual practice, to purchase with the amount of the currency so received or recovered on the date of receipt or recovery (or, if later, the first date on which such purchase is practicable). If the amount of the contractual currency so purchased is less than the amount of the contractual currency so expressed to be due, the Company shall indemnify Lender against any loss sustained by it as a result, including the cost of making any such purchase.

11.16 *Further Assurances*

As, and so often as the Lender may require, the Company and National Gold shall execute and deliver to the Lender, at the expense of the Company, such further and other documents and assurances as may be necessary to properly carry out the intention of this Agreement.

11.17 *Severability*

If any term, covenant or condition of this Agreement or the Security or application thereof to any person or circumstance will to any extent be invalid, illegal or unenforceable in any respect, the remainder of this Agreement, the Security or application of such term, covenant or condition to such person or circumstance other than those as to which it is held invalid, illegal or unenforceable will not be affected thereby, and each term, covenant and condition of this Agreement, the Security will be valid and legal and will be endorsed to the fullest extent permitted by law.

11.18 *Assignment*

This Agreement and the Security may be assigned by the Lender upon ten (10) days written notice to the Company. Neither Agreement nor the Security may be assigned by the Company or National Gold without the written consent of the Lender.

11.19 *Time*

Time will be of the essence of this Agreement. Any extension of time hereunder shall not be deemed to be or operate in law as a waiver on the part of the Lender that time is to be of the essence of this Agreement.

11.20 *Jurisdiction*

THE COMPANY AND NATIONAL GOLD HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE PROVINCE OF BRITISH COLUMBIA OVER ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE SECURITY, AND THE COMPANY AND NATIONAL GOLD HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH COURTS OF THE PROVINCE OF BRITISH COLUMBIA. THE COMPANY AND NATIONAL GOLD IRREVOCABLY CONSENTS TO THE SERVICE OF ANY AND ALL PROCESS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES OF SUCH PROCESS TO THE COMPANY AND NATIONAL GOLD AT ITS ADDRESS SPECIFIED ON THE SIGNATURE PAGES HERETO. THE COMPANY AND NATIONAL GOLD EACH AGREE THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. THE DEBTOR FURTHER WAIVES ANY OBJECTION TO VENUE IN SUCH JURISDICTION AND ANY OBJECTION TO AN ACTION OR PROCEEDING IN SUCH STATE ON THE BASIS OF FORUM NON CONVENIENS. THE COMPANY AND NATIONAL GOLD EACH FURTHER AGREE THAT ANY ACTION OR PROCEEDING BROUGHT AGAINST THE SECURED PARTY SHALL BE BROUGHT ONLY IN THE COURTS OF THE PROVINCE OF BRITISH COLUMBIA. EACH OF THE SECURED PARTY AND THE DEBTOR WAIVES ANY RIGHT IT MAY HAVE TO JURY TRIAL.

Nothing in this paragraph 11.20 shall affect the right of Lender to serve legal process in any other manner permitted by law or affect the rights of the Lender to bring any action or proceeding against the Company or National Gold or their respective property in the courts of any other jurisdiction.

To the extent that the Company or National Gold has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether from service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its respective property, the Company and National Gold each hereby irrevocably waives such immunity in respect of its obligations under this Agreement or the Security.

11.21 *Governing Law*

This Agreement, the Security and the rights and obligations of the parties hereto and thereto shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

11.22 *Enurement*

The Agreement will be binding upon and enure to the benefit of the Company and the Lender and National Gold and their respective successors and assigns, heirs, administrators and executors.

11.23 *Facsimile Signatures*

The parties acknowledge that this Agreement may be executed and delivered by facsimile transmission and that the parties may rely on all such facsimile signatures as though such facsimile signatures were original signatures.

11.24 *Counterpart Execution*

This Agreement may be executed by the parties hereto in so many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and that such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused the Agreement to be executed and delivered by their authorized signatories where applicable as of the reference date of the Agreement.

ALAMOS MINERALS LTD.

Per: _____
      Authorized Signatory

H. MORGAN & COMPANY

Per: _____
      Authorized Signatory

NATIONAL GOLD CORPORATION

Per: _____
      Authorized Signatory

**THIS IS SCHEDULE "A" REFERRED TO IN THAT LOAN AGREEMENT
DATED THE 30TH DAY OF JANUARY, 2003
AMONGST ALAMOS MINERALS LTD., NATIONAL GOLD CORPORATION
AND H. MORGAN & COMPANY**

PROMISSORY NOTE

Principal: $ **Dated: January 30, 2003**

FOR VALUE RECEIVED Alamos Minerals Ltd. ("Alamos") hereby acknowledges itself indebted and promises to pay to H. Morgan & Company ("H. Morgan") the principal sum of _____($♦) in lawful money of Canada and agrees as follows:

- Alamos shall pay interest on the said principal sum outstanding from time to time at 12% per cent per annum, to be paid both before and after maturity and before and after default or judgement, such interest to accrue from the date hereof and to be calculated daily on the basis of the actual number of days elapsed in a year of 365 or 366 days as the case may be, and payable yearly in arrears on the Maturity Date (as hereinafter defined). Overdue interest shall be charged at the same rate, calculated daily, compounded yearly in arrears and payable on demand both before and after demand, default and judgement.

- The Interest Adjustment Date shall be February 28, 2003. Interest shall be paid forthwith from the date hereof to the Interest Adjustment Date at the rate of 12% per annum.

- The whole of the said principal sum outstanding shall become due and payable in full on the earlier of: (a) February 28, 2008; and (b) the date upon which H. Morgan declares the principal sum outstanding to be due and payable as a result of a default pursuant to paragraph 5 herein (the "Maturity Date").

- Alamos shall have the right to prepay, at any time from time to time without notice, bonus or penalty: (a) up to 50% of the principal amount of the Promissory Note and accrued interest thereon at any time on 30 days' prior written notice at any time or times; and (b) all or any portion of the principal sum outstanding and accrued interest thereon at any time following the 2 year anniversary of the date of this Promissory Note.

- The principal sum together with accrued interest thereon shall forthwith become due and payable without notice in the event that any of the following events of default occurs, and continues for five Business Days (as that term is defined in the Loan Agreement) and after H. Morgan has given notice to Alamos of such default, and Alamos has not cured such default within 10 days following the receipt of such notice:

(1)   default by Alamos in the payment of the any principal sum required to be paid on the Maturity Date, without the written consent of H. Morgan; or

(2)   H. Morgan exercises any of its remedies under sections 10.2 of a Loan Agreement between the Alamos, National Gold Corporation and H. Morgan dated January 30, 2003.

Any prepayment hereunder shall be applied firstly on account of interest accrued to the date of such prepayment and outstanding fees and charges, and secondly on account of principal.

The undersigned hereby waives demand, presentment for payment, notice of non-payment, protest and notice of protest of this promissory note.

This promissory note shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

IN WITNESS WHEREOF the undersigned has executed this note at Vancouver, British Columbia the 30th day of January, 2003.

ALAMOS MINERALS LTD.

Per: _____
        Authorized Signatory

**THIS IS SCHEDULE "B" REFERRED TO IN THAT LOAN AGREEMENT
DATED THE 30TH DAY OF JANUARY, 2003
AMONGST ALAMOS MINERALS LTD., NATIONAL GOLD CORPORATION
AND H. MORGAN & COMPANY**

<u>**GENERAL SECURITY AGREEMENT**</u>

[General Security Agreement dated January 30, 2003   between Alamos Minerals Ltd. as Borrower and H. Morgan & Company as Lender and General Security Agreement dated Janury 30, 2003 between National Gold Corporation as Borrower and H. Morgan & Company as Lender]

**THIS IS SCHEDULE "C" REFERRED TO IN THAT LOAN AGREEMENT
DATED THE 30TH DAY OF JANUARY, 2003
AMONGST ALAMOS MINERALS LTD., NATIONAL GOLD CORPORATION
AND H. MORGAN & COMPANY**

SHARE PLEDGE AGREEMENT

[Share Pledge Agreement dated January 30, 2003 between Alamos Minerals Ltd. as Pledgor and H. Morgan & Company as Pledgee and Share Pledge Agreement dated January 30, 2003 between National Gold Corporation as Pledgor and H. Morgan & Company as Pledgee]

**THIS IS SCHEDULE "D" REFERRED TO IN THAT LOAN AGREEMENT
DATED THE 30TH DAY OF JANUARY, 2003
AMONGST ALAMOS MINERALS LTD., NATIONAL GOLD CORPORATION
AND H. MORGAN & COMPANY**

GUARANTEE

[Guarantee dated January 30, 2003 among National Gold Corporation as Guarantor and H. Morgan & Company as Lender]

EXHIBIT 4.13

THIS GUARANTEE made as of the 30th day of January, 2003.

A M O N G S T:

NATIONAL GOLD CORPORATION
(the AGuarantor≅)

Address:
Suite 600
890 West Pender Street
Vancouver, British Columbia
V6C 1J9

OF THE FIRST PART

-and-

H. MORGAN & COMPANY
(acting as the "Lender")

Address:
32 Reid Street
Colombia House, 4th Floor
Hamilton
Bermuda HM 11

OF THE SECOND PART

WHEREAS, a certain Loan Agreement   (the "*Loan Agreement*") dated January 30, 2003 was entered into by and amongst **ALAMOS MINERALS LTD.** (the "Company") and the Lender (as such terms are defined in the Loan Agreement);

AND WHEREAS, the Guarantor and the Company are party to a certain joint venture agreement dated October 17, 2002 and as such will derive direct and indirect economic benefits from the Loan Agreement;

AND WHEREAS, in connection of the Company entering into the Loan Agreement and as a condition precedent thereto, the Lender requires that the Guarantor shall have executed and delivered this Guarantee;

NOW THEREFORE in consideration of the mutual covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto) and to induce Lenders to provide the Loan under the Loan Agreement, it is hereby agreed among the parties as follows:

Section 1.01 - <u>Terms</u>

Unless otherwise indicated in this Guarantee or unless the context otherwise requires, capitalized terms used herein without definition shall have the meanings assigned to them in the aforementioned Loan Agreement.

References to this AGuarantee≅ shall mean this Guarantee, including all amendments, modifications and supplements and any exhibits or schedule to any of the foregoing, and shall refer to the Guarantee as the same may be in effect at the time such reference becomes operative.

Section 1.02 - <u>Guarantee</u>

In consideration of the Lender entering into the Loan Agreement with the Company, the Guarantor unconditionally guarantees and covenants with **H. MORGAN & COMPANY** that the Guarantor will duly and punctually pay or cause to be paid all principal, interest and other monies owing as and when the same shall from time to time become due and payable, whether at stated or accelerated maturity, on prepayment or otherwise, in accordance with the terms of the Loan Agreement and perform all the covenants and obligations on the part of **ALAMOS MINERALS LTD.** contained in the Loan Agreement as fully as though each of such covenants had been made by the Guarantor directly.

Section 1.03 - <u>Acknowledgment</u>

The Guarantor hereby acknowledges communication of the terms of the Loan Agreement and of all the provisions therein contained and consents to and approves of the same. The Guarantee and the agreements of the Guarantor herein contained and provided for shall take effect, and shall be and are hereby declared to be binding upon the Guarantor, notwithstanding any defect in or omission from the provision of the Loan Agreement or any non-registration or non-filing or defective registration or defective filing or by reason of any failure of the security intended to be created by or pursuant to the Loan Agreement.

Section 1.04 – <u>Obligations</u>

The obligations and liabilities of the Guarantor hereunder shall not be released, discharged or in any way affected by any of the following whether occurring before or after demand, realization upon the security or any part thereof or the commencement of legal proceedings or judgment; any release, discharge, loss or alteration in or dealing with property secured under the Loan Agreement or any part thereof or anything done, suffered or permitted by the holders of the security in relation to any of the property or any part thereof to be secured under the Loan Agreement; or, by an extension of time for payment of the monies secured under the Loan Agreement or any part thereof; or, by any modification of the provisions of the Loan Agreement or of any instrument supplemental thereto; or, by any forbearance whatsoever whether as to time, performance or otherwise, or by any compromise, arrangement or plan of reorganization affecting the Company or the Guarantor; or, by the release pursuant to any provision of the Loan Agreement of Company or the Guarantor of the payment of the principal, interest or other monies secured under the Loan Agreement or any part thereof or of any other person liable directly or as surety or otherwise for the payment of money secured under the Loan Agreement or any part thereof; or, by any other matter or thing whatsoever which would release a guarantor (except payment in full of the indebtedness secured under the Loan Agreement).

Section 1.05 - <u>Continuing Obligation</u>

The obligation of the Guarantor shall be a continuing obligation and a fresh cause of action under this guarantee shall be deemed to arise in respect of each such default. The Guarantor covenants and agrees with the holder of the Guarantee that it will from time to time, on request by the holder of this Guarantee acting reasonably, deliver to the holder of the Guarantee acknowledgments of the Guarantor's continued liability under the Guarantee and any other instrument or instruments in such form as counsel for the holder of this Guarantee may request, acting reasonably, advise and as well will prevent any action brought against it in respect of any default hereunder being barred by any statute of limitations now or hereafter in force in the Province of British Columbia or elsewhere.

Section 1.06 - <u>Event of Default</u>

If the Company shall default in payment of principal or interest (including interest on amounts in default) on the amount due under the Loan Agreement as and when the same becomes due and payable, whether at stated or accelerated maturity, on repayment or otherwise, then the Guarantor shall forthwith on demand by the holder of this Guarantee, pay to the holder of this Guarantee the principal and interest then due and payable and all amounts which become due and payable as a result of the default of the Company (including interest on amounts in default). If the Company shall make default in payment of any other monies owing under the Loan Agreement or shall default in the due and punctual observance or performance of any covenant or obligation on the part of the Company contained in the Loan Agreement or in any security documents given under the terms of the Loan Agreement, then the Guarantor shall, so often as such default happens, forthwith on demand by the holder of this Guarantee pay to the holder of this Guarantee the amount in respect of which there shall be such default or make good or cause to be made good such other default, as the case may be. The defaults set out in the two sentences above shall be regarded individually as an "***Event of Default***" or collectively as "***Events of Default***". Obligations for the benefit of, or payments due to, Athe holder of this Guarantee≅ referred to in this section 1.06 shall mean payments due to the Lender.

Section 1.07 – omitted by intention

Section 1.08 – <u>Realization</u>

   If the Company shall make default as aforesaid and if the Guarantor shall fail forthwith on demand to make good such default, then and so often as any such default and failure shall happen, the holder of this Guarantee shall have the right to proceed to realize any security given by the Guarantor as security for its Guarantee.

Section 1.09 - <u>Obligations Unconditional</u>

   The obligation of the Guarantor under the Guarantee is unconditional and continuing and shall be enforceable without the necessity of any action or recourse whatsoever against the Company.

Section 1.10 - <u>Priority</u>

   In the event of any payment by the Guarantor under the provisions hereof to a holder of any security under the Loan Agreement, the rights of the Guarantor shall in respect of such payment rank subsequent to and not *pari passu* with the rights of the holder of this Guarantee. Until the holder of this Guarantee shall have received full payment of the monies secured under the Loan Agreement, the Guarantor shall not have any right in priority to the rights of the holder of this Guarantee.

Section 1.11 - <u>Postponement of Claim</u>

   All debts and liabilities, present and future, of the Company to the Guarantor are hereby assigned to the holder of this Guarantee and postponed to the present and future debts and liabilities of the Company to the holder of this Guarantee. Any money received by the Guarantor in respect thereof shall be received in trust for and be forthwith paid over to the holder of this Guarantee for its benefit.

   The holder of this Guarantee shall not be obliged to give the Guarantor notice of any proceedings commenced or proposed to be commenced against the Company or the Guarantor at any time after the money or monies due under the Loan Agreement have been declared due and payable pursuant to the enforcement provisions of the Loan Agreement.

Section 1.12 - <u>Permitted Assignment by the Lender</u>

   The Lender may freely assign its rights and delegate its duties under this Guarantee in accordance with the assignment provisions contained in the Loan Agreement, but no such assignment or delegation shall increase or diminish the Guarantor=s obligations hereunder. The Lender agrees to give the Guarantor prompt notice of such assignment or delegation and agrees to use its best efforts to give such notice at least ten (10) Business Days prior to such assignment or delegation, but the consent of the Guarantor shall not be required for any such assignment or delegation and failure to give such notice shall not effect the validity or enforceability of any such assignment or delegation (except as may be required by the Loan Agreement) or this Guarantee to any liability.

Section 1.13 - <u>Conversion to Dollars</u>

All valuations or computations of monetary amounts set forth in this Guarantee shall include the dollar equivalent of amounts in Canadian Dollars. In connection with all dollar amounts set forth in this Agreement, all Canadian Dollars shall be converted to United States currency in accordance with prevailing exchange rates, as determined by The New York Foreign Exchange Market on the applicable date(s).

Section 1.14 - <u>Judgment Currency; Contractual Currency</u>

If, for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction, it becomes necessary to convert into any other currency (the "Judgment Currency") an amount due under the Loan Agreement or any Security in any currency (the "Obligation Currency") other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding: (i) the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date, or (ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 1.14 being hereinafter in this Section 1.14 referred to as the "Judgment Conversion Date").

If, in the case of any proceeding in the court of any jurisdiction referred to in this Section 1.14, there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the applicable Borrower shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from a Borrower under this Section 1.14 shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan Documents.

The term "rate of exchange" in this Section 1.14 means the rate of exchange at which The New York Foreign Exchange Market would, on the relevant date at or about 12:00 noon (Vancouver time), be prepared to sell the Obligation Currency against the Judgment Currency.

Any amount received or recovered by the Lender in respect of any sum expressed to be due to them (whether for itself or as trustee for any other person) from the Company under this Agreement or under any of the Loan Agreement or Security in a currency other than the currency (the "contractual currency") in which such sum is so expressed to be due (whether as a result of, or from the enforcement of, any judgment or order of a court or tribunal of any jurisdiction, the winding-up of the Company or otherwise) shall only constitute a discharge of the Company to the extent of the amount of the contractual currency that Lender are able, in accordance with its usual practice, to purchase with the amount of the currency so received or recovered on the date of receipt or recovery (or, if later, the first date on which such purchase is practicable). If the amount of the contractual currency so purchased is less than the amount of the contractual currency so expressed to be due, the Company shall indemnify Lender against any loss sustained by it as a result, including the cost of making any such purchase.]

Section 1.15 - General

Notices.

(a) Any notice, direction, or other instrument required or permitted to be given under this Agreement by the Lender to the Company or the Company to the Lender shall be in writing and may be given by delivery by mail, by registered mail or by facsimile or other similar form of communication to the following address:

(i) To the Guarantor at:

NATIONAL GOLD CORPORATION
890 West Pender Street
Suite 600
Vancouver, British Columbia
V6C 1J9
Attention: Jim McDonald
Fax: (604) 408-4905

(ii) To the Lender at:

H. MORGAN & COMPANY
Colombia House
32 Reid Street
4th Floor
Hamilton
Bermuda   HM 11
Attention: William F. Maycock
Fax: (441) 296-1199

With a copy to Beard Winter LLP:

130 Adelaide Street West
Suite 701
Toronto, Ontario
M5H 2K4
Attention: Richard I. R. Winter, Q.C.
Fax No.   416-593-5239

(b) Any notice, direction or instrument given shall:

(i)   if delivered, be deemed to have been given or made at the time of delivery;

(ii)   if sent by facsimile or other form of similar electronic communication, be deemed to have been delivered at the date and time as evidenced by the conformation received by the sending machine; and

(iii)   if sent by mail or overnight courier or other similar form of written communication, with return receipt requested, shall be deemed to have been validly served, given, delivered or received immediately when delivered against receipt, on the fifth Business Day after deposit with an overnight courier or, in the case of mail, on the tenth Business Day after deposit with a national postal service:

(c)   Any party may give written notice of change of address in the same manner, in which event notice shall thereafter be given at that changed address.

Jurisdiction

THE NATIONAL GOLD HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE PROVINCE OF BRITISH COLUMBIA OVER ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE SECURITY, AND THE COMPANY HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH COURTS OF THE PROVINCE OF BRITISH COLUMBIA. THE COMPANY IRREVOCABLY CONSENTS TO THE SERVICE OF ANY AND ALL PROCESS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES OF SUCH PROCESS TO NATIONAL GOLD AT ITS ADDRESS SPECIFIED HERETO. THE COMPANY AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NATIONAL GOLD FURTHER WAIVES ANY OBJECTION TO VENUE IN SUCH JURISDICTION AND ANY OBJECTION TO AN ACTION OR PROCEEDING IN SUCH PROVINCE, STATE OR COUNTRY ON THE BASIS OF FORUM NON CONVENIENS. NATIONAL GOLD FURTHER AGREES THAT ANY ACTION OR PROCEEDING BROUGHT AGAINST IT SHALL BE BROUGHT ONLY IN THE COURTS OF THE PROVINCE OF BRITISH COLUMBIA. NATIONAL GOLD WAIVES ANY RIGHT IT MAY HAVE TO JURY TRIAL.

Nothing in this Guarantee shall affect the right of Lender to serve legal process in any other manner permitted by law or affect the rights of the Lender to bring any action or proceeding against National Gold or its property in the courts of any other jurisdiction.

To the extent that National Gold has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether from service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its respective property, National Gold hereby irrevocably waives such immunity in respect of its obligations under this Agreement.

Severability. If any covenant or provision contained herein is determined to be void or unenforceable in whole or in part, such covenant or provision shall be deemed not to affect or impair the validity of any other covenant or provision contained herein.

Headings. The headings of all sections in this Guarantee are inserted for convenience of reference only, and do not affect the construction or interpretation of this guarantee or any part hereof.

Independent Legal Advice. The Guarantor acknowledges that it has discussed the contents of this Guarantee with its independent legal counsel.

Diction. Words importing the singular include the plural and vice versa and words importing one gender include all genders.

Further Assurances. The parties hereto covenant and agree that they will from time to time and at all times hereafter, upon every reasonable request of any of the others, make, do and execute or cause to be made, done and executed all such further acts, deeds, documents, instruments or assurances as may be reasonably required for the purposes of implementing the matters contemplated by this guarantee.

Non-Waiver. No failure on the part of the Lender to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

Entire Agreement. If any provision, representation, warranty, covenant, agreement, condition, requirement, prohibition, permission or exception contained in this Guarantee is in conflict with, inconsistent with, or imposes greater obligations or burdens than any provision, representation, warranty, covenant, agreement, condition, requirement, prohibition, permission or exception in the Loan Agreement, the provision, representation, warranty, covenant, agreement, condition, requirement, prohibition, permission or exception contained in the Loan Agreement shall govern and control, to the extent of such conflict, inconsistency or obligation or burden.

Binding Effect. This Guarantee shall bind the Guarantor and shall inure to the benefit of the Lender and its respective successors and permitted assigns. The Guarantor may not its obligations under this Guarantee.

Acknowledgement. The Guarantor acknowledges receipt of an executed copy of this Guarantee.

Counterpart Clause. This Guarantee may be executed by the parties hereto in so many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and that such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the Guarantor has affixed its hand and seal.

NATIONAL GOLD CORPORATION
("Guarantor")

By: (signed)
Name:
Title: President

H. MORGAN & COMPANY
("Lender")

By: (signed) *"William F. Maycock"*
Name: William F. Maycock
Title: Director

EXHIBIT 4.14

GENERAL SECURITY AGREEMENT

For valuable consideration, the undersigned Alamos Minerals Ltd. (the "Borrower") agrees with H. Morgan & Company of Columbia House, 32 Reid Street, 4th Floor, Hamilton, Bermuda (the "Lender") as follows:

1. GRANT OF SECURITY. The Borrower mortgages, charges and assigns to the Lender, and grants to the Lender, and the Lender takes, a Security Interest in all presently owned and hereafter acquired Personal Property of the Borrower of whatsoever nature and kind and wheresoever situate and all proceeds thereof and therefrom, renewals thereof, Accessions thereto and substitutions therefor (all of which are herein collectively called the "Collateral"), including, without limiting the generality of the foregoing, all the presently owned or held and hereafter acquired right, title and interest of the Borrower in and to all Goods (including all accessories, attachments, additions and Accessions thereto), Accounts, Chattel Paper, Documents of Title (whether negotiable or note), Instruments, Intangibles, Licences, Money, Securities, and all:

a) Inventory of whatsoever nature and kind and wheresoever situate; and

b) Equipment (other than Inventory) of whatsoever nature and kind and wheresoever situate, including, without limitation, all machinery, tools, apparatus, plans, furniture, fixtures and vehicles of whatsoever nature and kind, and the Equipment described in Schedule B hereto.

2. AND THE BORROWER hereby charges by way of a floating charge in favour of the Lender all the presently owned or held and hereafter acquired property, assets, effects and undertakings of the Borrower of whatsoever nature and kind and wheresoever situate, other than such of the property, assets, effects and undertakings of the Borrower as are validly and effectively subjected to the security interest granted to the Lender pursuant to clause I (all of which property, assets, effects and undertakings so charged by this clause 2 are herein collectively called the " Other Collateral") including, without limiting the generality of the foregoing, all presently owned or held and hereafter acquired:

a) right, title and interest of the Borrower in and to real and immovable and leasehold property and rights whether in fee or of a less estate and all interest in and rights relating to lands and all easements, rights of way, privilege, benefits, licences, improvements and rights whether connected therewith or appurtenant thereto or separately owned or held and all structures, buildings, plan, machinery, fixtures, apparatus and fixed assets; and

b) businesses, goodwill and uncalled capital of the Borrower;

and the charge created in this clause 2 shall be a floating charge and the Borrower shall not have power without the prior written consent of the Lender to:

c) create or permit to exist any Encumbrance against any of the Other Collateral which ranks or could in any event rank in priority to or pari passu with the security constituted by this General Security Agreement, save for Encumbrances approved in writing by the Lender prior to creation or assumption; or

d) grant, sell, exchange, transfer, assign, lease or otherwise dispose of the Other Collateral.

3. GOVERNING LAW. This Agreement is governed by the laws of British Columbia.

4. ADDITIONAL TERMS AND CONDITIONS. THE ADDITIONAL TERMS AND CONDITIONS (INCLUDING ANY SCHEDULES) ON THE FOLLOWING PAGES FORM PART OF THIS AGREEMENT.

5. PLACES OF BUSINESS. The Borrower represents and warrants that the locations of all existing Places of Business are specified in Schedule A. The Borrower will promptly notify the Lender in writing of any additional Places of Business as soon as they are established. Subject to section 7, the Collateral will at all times be kept at the Places of Business, and will not be removed without the Lender's prior written consent.

6. COLLATERAL FREE OF CHARGES. The Borrower represents and warrants that the Collateral is, and agrees that the Collateral will at all times be, free of any Charge or trust except in favour of the Lender or incurred with the Lender's prior written consent. The Lender may, but shall not be obligated to, pay any amount or take any action required to remove or redeem any unauthorized Charge. The Borrower will immediately reimburse the Lender for any amount so paid and will indemnify the Lender in respect of any action so taken.

7. USE OF COLLATERAL. The Borrower will not, without the Lender's prior written consent, sell, lease or otherwise dispose of any of the Collateral. All Proceeds of the Collateral (including among other things all amounts received in respect of Receivables), whether or not arising in the ordinary course of the Borrower's business, will be received by the Borrower as trustee for the Lender and will be immediately paid to the Lender.

8. INSURANCE. The Borrower will keep the Collateral insured to its full insurable value against loss or damage by fire and such other risks as are customarily insured for property similar to the Collateral (and against such other risks as the Lender may reasonably require). At the Lender's request all policies in respect of such insurance will contain a loss payable clause, and if the Collateral includes real property, will contain a mortgage clause, in favour of the Lender and in any event the Borrower assigns all proceeds of insurance on the Collateral to the Lender. The Borrower will, from time to time at the Lender's request, deliver such policies (or satisfactory evidence of such policies) to the Lender. If the Borrower does not obtain or maintain such insurance, the Lender may, but shall not be obligated to, do so. The Borrower will immediately reimburse the Lender for any amount so paid. The Borrower will promptly give the Lender written notice of any loss or damage to all or any part of the Collateral.

9. INFORMATION AND INSPECTION. The Borrower will from time to time immediately give the Lender in writing all information requested by the Lender relating to the Collateral, the Places of Business, and the Borrower's financial or business affairs. The Borrower will promptly advise the Lender of the Serial Number, model year, make and model of each Serial Number Good at any time included in the Collateral that is held as Equipment, including in circumstances where the Borrower ceases holding such Serial Number Good as Inventory and begins holding it as Equipment. The Lender may from time to time inspect any Books and Records and any Collateral, wherever located. For that purpose the Lender may, without charge, have access to each Place of Business and to all mechanical or electronic equipment, devices and processes where any of them may be stored or from which any of them may be retrieved. The Borrower authorizes any Person holding any Books and Records to make them available to the Lender, in a readable form, upon request by the Lender.

10. RECEIVABLES. If the Collateral includes Receivables, the Lender may advise any Person liable to make any payment to the Borrower of the existence of this Agreement. The Lender may from time to time confirm with such Persons the existence and the amount of the Receivables. Upon Default, the Lender may collect and otherwise deal with the Receivables in such manner and upon such terms as the Lender considers appropriate.

11. RECEIPTS PRIOR TO DEFAULT. Until Default, all amounts received by the Lender as Proceeds of the Collateral will be applied on account of the Liabilities in such manner and at such times as the Lender may consider appropriate or, at the Lender's option, may be held unappropriated in a collateral account or released to the Borrower.

12. DEFAULT

a.)Events of Default. The occurrence of any of the following events or conditions will be a Default:

i) The Borrower does not pay any of the Liabilities when due;

ii) the Borrower does not observe or perform any of its obligations under this Agreement; or

iii) there is an "Event of Default" under the Loan Agreement.

b) Rights Upon Default. Upon Default, the Lender and a Receiver, as applicable, will to the extent permitted by law have the following rights:

i) Appointment of Receiver. The Lender may by instrument in writing appoint any Person as a Receiver of all or any part of the Collateral. The Lender may from time to time remove or replace a Receiver, or make application to any court of competent jurisdiction for the appointment of a Receiver. Any Receiver appointed by the Lender will (for purposes relating to responsibility for the Receiver's acts or omissions) be considered to be the Borrower's agent. The

Lender may from time to time fix the Receiver's remuneration and the Borrower will pay the Lender the amount of such remuneration. The Lender will not be liable to the Borrower or any other Person in connection with appointing or not appointing a Receiver or in connection with the Receiver's actions or omissions;

ii) Dealings with the Collateral. The Lender or a Receiver may take possession of all or any part of the Collateral and retain it for as long as the Lender or the Receiver considers appropriate, receive any rents and profits from the Collateral, carry on (or concur in carrying on) all or any part of the Borrower's business or refrain from doing so, borrow on the security of the Collateral, repair the Collateral, process the Collateral, prepare the Collateral for sale, lease or other disposition, and sell or lease (or concur in selling or leasing) or otherwise dispose of the Collateral on such terms and conditions (including among other things by arrangement providing for deferred payment) as the Lender or the Receiver considers appropriate. The Lender or the Receiver may (without charge and to the exclusion of all other Persons including the Borrower) enter upon any Place of Business;

iii) Realization. The Lender or a Receiver may use, collect, sell, lease or otherwise dispose of, realize upon, release to the Borrower or other Persons and otherwise deal with, the Collateral in such manner, upon such terms (including among other things by arrangement providing for deferred payment) and at such times as the Lender or the Receiver considers appropriate. The Lender or the Receiver may make any sale, lease or other disposition of the Collateral in the name of and on behalf of the Borrower or otherwise;

iv) Application of Proceeds After Default. All Proceeds of Collateral received by the Lender or a Receiver may be applied to discharge or satisfy any expenses (including among other things the Receiver's remuneration and other expenses of enforcing the Lender's right under this Agreement), Charges, borrowings, taxes and other outgoings affecting the Collateral or which are considered advisable by the Lender or the Receiver to preserve, repair, process, maintain or enhance the Collateral or prepare it for sale, lease or other disposition, or to keep in good standing any Charges on the Collateral ranking in priority to any Charge created by this Agreement, or to sell, lease or otherwise dispose of the Collateral. The balance of such Proceeds will be applied to the Liabilities in such manner and at such times as the Lender considers appropriate and thereafter will be accounted for as required by law.

c.) Other Legal Rights. Before and after Default, the Lender will have, in addition to the rights specifically provided in this Agreement, the rights of a secured party under the PPSA, as well as the rights recognized at law and in equity. No right will be exclusive of or dependent upon or merge in any other right and one or more of such rights may be exercised independently or in combination from time to time.

d.) Deficiency. The Borrower will remain liable to the Lender for payment of any Liabilities that are outstanding following realization of all or any part of the Collateral.

13. LENDER NOT LIABLE. The Lender will not be liable to the Borrower or any other Person for any failure or delay in exercising any of its rights under this Agreement (including among other things any failure to take possession of, collect, or sell, lease or otherwise dispose of, any Collateral). None of the Lender, a Receiver or any agent of the Lender is required to take, or will have any liability for any failure to take or delay in taking, any steps necessary or advisable to preserve rights against other Persons under any Chattel Paper, Securities or Instrument in possession of the Lender, a Receiver or the Lender's agent.

14. CHARGES AND EXPENSES. The Borrower agrees to pay on demand all costs and expenses incurred (including among other things legal fees on a solicitor and client basis) and fees charged by the Lender in connection with obtaining or discharging this Agreement or establishing or confirming the priority of the Charges created by this Agreement or by law, compliance with any demand by any Person under the PPSA to amend or discharge any registration relating to this Agreement, and by the Lender or any Receiver in exercising any remedy under this Agreement (including among other things preserving, repairing, processing, preparing for disposition and disposing of the Collateral by sale, lease or otherwise) and in carrying on the Borrower's business. All such amounts will bear interest from time to time at the highest interest rate then applicable to any of the Liabilities, and the Borrower will reimburse the Lender upon demand for any amount so paid.

15. FURTHER ASSURANCES. The Borrower will from time to time, immediately upon request by the Lender, take such action (including among other things the signing and delivery of financing statements and financing change statements, other schedules, documents or listings describing property included in the Collateral, further assignments and other documents, and the registration of this Agreement or any other Charge against any of the Borrower's real property) as the Lender may require in connection with the Collateral or as the Lender may consider necessary to give effect to this Agreement. If permitted by law, the Borrower waives the right to sign or receive a copy of any financing statement or financing change statement, or any statement issued by any registry that confirms any registration of a financing statement or financing change statement, relating to this Agreement. The Borrower irrevocably appoints the Lender as the Borrower's attorney (with full powers of substitution and delegation) to sign, upon Default, all documents required to give effect to this section. Nothing in this section affects the right of the Lender as secured party, or any other Person on the

Lender's behalf, to sign and file or deliver (as applicable) all such financing statements, financing change statements, notices, verification agreements and other documents relating to the Collateral and this Agreement as the Lender or such other Person considers appropriate.

16. DEALINGS BY LENDER. The Lender may from time to time increase, reduce, discontinue or otherwise vary the Borrower's credit facilities, grant extensions of time and other indulgences, take and give up any Charge, abstain from taking, perfecting or registering any Charge, accept compositions, grant releases and discharges and otherwise deal with the Borrower, customers of the Borrower, guarantors and others, and with the Collateral and any Charges held by the Lender, as the Lender considers appropriate without affecting the Borrower's obligations to the Lender or the Lender's rights under this Agreement. In the event that there is more than one party constituting the Lender, then the Lender will not exercise any of its rights, remedies and powers set out in this Agreement unless it first has obtained approval from those persons constituting the Lender holding not less than seventy-five percent (75%) of the Liabilities.

17. DEFINITIONS. In this Agreement:

"Accessions", "Account", "Chattel Paper", "Document of Title", "Equipment", "Goods", "Instrument", "Intangible", "Inventory", "Proceeds", "Purchase-Money Security Interest" and "Security Interest" have the respective meanings given to them in the PPSA.

"Books and Records" means all books, records, files, papers, disks, documents and other repositories of data recording, evidencing or relating to the Collateral to which the Borrower (or any Person on the Borrower's behalf) has access.

"Charge" means any mortgage, charge, pledge, hypothecation, lien (statutory or otherwise), assignment, financial lease, title retention agreement or arrangement, security interest or other encumbrance of any nature however arising, or any other security agreement or arrangement creating in favour of any creditor a right in respect of a particular property that is prior to the right of any other creditor in respect of such property.

"Default" has the meaning set out in subsection 12(A).

"Liabilities" means all present and future indebtedness and liability of every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, matured or unmatured) of the Borrower to the Lender, wherever and however incurred and any unpaid balance thereof.

"Loan Agreement" means the loan agreement dated January ___, 2003 among the Borrower, the Lender and National Gold Corporation.

"Money" has the meaning given to it in the PPSA or, if there is no such definition, means a medium of exchange authorized or adopted by the Parliament of Canada as part of the currency of Canada, or by a foreign government as part of its currency.

"Person" means any natural person or artificial body (including among others any firm, corporation or government).

"Personal Property" means personal property and includes among other things Inventory, Equipment, Receivables, Books and Records, Chattel Paper, Goods, Documents of Title, Instruments, Intangibles, (including intellectual property), Money and Securities, and includes all Accessions to such property.

"Place of Business" means a location where the Borrower carries on business or where any of the Collateral is located (including any location described in Schedule A).

"PPSA" means the Personal Property Security Act of British Columbia as amended from time to time, including any Act substituted therefor.

"Receivables" means all debts, claims and choses in action (including among other things Accounts and Chattel Paper) now or in the future due or owing to or owned by the Borrower.

"Receiver" means a receiver or a receiver and manager.

"Securities" has the meaning given to it in the PPSA or, if there is no such definition and the PPSA defines "security" instead, it means the plural of that term.

"Serial Number" means the number that the Person who manufactured or constructed a Serial Number Good permanently marked or attached to it for identification purposes or, if applicable, such other number as the PPSA stipulates as the serial number or vehicle information number to be used for registration purposes of such Serial Number Good.

"Serial Number Good" means a motor vehicle, trailer, mobile home, aircraft airframe, aircraft engine or aircraft propeller, boat or an outboard motor for a boat.

18. GENERAL.

a) Reservation of the Last Day of any Lease. The Charges created by this Agreement do not extend to the last day of the term of any lease or agreement for lease; however, the Borrower will hold such last day in trust for the Lender and, upon the exercise by the Lender of any of its rights under this Agreement following Default, will assign such last day as directed by the Lender.

b) Attachment of Security Interest. The Security Interests created by this Agreement are intended to attach (i) to existing Collateral when the Borrower signs this Agreement, and (ii) to Collateral subsequently acquired by the Borrower, immediately upon the Borrower acquiring any rights in such Collateral. The parties do not intend to postpone the attachment of any Security Interest created by this Agreement.

c) Purchase-Money Security Interest. If the Lender gives value for the purpose of enabling the Borrower to acquire rights in or to any of the Collateral, the Borrower will in fact apply such value to acquire those rights (and will provide the Lender with such evidence in this regard as the Lender may require), and the Borrower grants to the Lender, and the Lender takes, a Purchase-Money Security Interest in such Collateral to the extent that the value is applied to acquire such rights. A certificate or affidavit of any of the Lender's authorized representatives is admissible in evidence to establish the amount of any such value.

d) Entire Agreement. The Lender has not made any representation or undertaken any obligation in connection with the subject matter of this Agreement other than as specifically set out in this Agreement, and in particular nothing contained in this Agreement will require the Lender to make, renew or extend the time for payment of any loan or other credit accommodation to the Borrower or any other Person.

e) Additional Security. The Charges created by this Agreement are in addition and without prejudice to any other Charge now or later held by the Lender. No Charge held by the Lender will be exclusive of or dependent upon or merge in any other Charge, and the Lender may exercise its rights under such Charges independently or in combination.

f) Joint and Several Liability. If more than one Person signs this Agreement as the Borrower, the obligations of such Persons will be joint and several.

g) Severability; Headings. Any provisions of this Agreement that are void or unenforceable in any jurisdiction are, as to that jurisdiction, ineffective to that extent without invalidating the remaining provisions of this Agreement. The headings in this Agreement are for convenience only and do not limit or extend the provisions of this Agreement.

h) Interpretation. When the context so requires, the singular will be read as the plural, and vice versa.

i) Copy of Agreement. The Borrower acknowledges receipt of a copy of this Agreement.

j) Notice. The Lender may send to the Borrower, by prepaid regular mail addressed to the Borrower at the Borrower's address last known to the Lender, copies of any document required by the PPSA to be delivered by the Lender to the Borrower. Any document mailed in this manner will be deemed to have been received by the Borrower upon the earlier of actual receipt by the Borrower and the expiry of 10 days after the mailing date. A certificate or affidavit of any of the Lender's authorized representatives is admissible in evidence to establish the mailing date.

k) Enurement; Assignment. This Agreement will enure to the benefit of and be binding upon (i) the Lender, its heirs, executors, administrators, successors and assigns, and (ii) the Borrower and the Borrower's heirs, executors, administrators, successors and permitted assigns. The Borrower will not assign this Agreement without the Lender's prior written consent.

The Borrower has signed this Agreement on January 30th, 2003.

ALAMOS MINERALS LTD.

Per: (signed) *"C.F. Millar"*
      Authorized Signatory

SCHEDULE A

PLACES OF BUSINESS

The following are the Places of Business:

1. Suite 1400, 400 Burrard Street
    Vancouver, British Columbia
    V6C 3A6

2. Minera Bienvenidos, S.A. de C.V.
    Guerrero No. 109 Sur, Int. #16
    Colonia Centro
    Hermosillo, Sonora
    MEXICO CP 83000

3. Durango Fern Mines, S.A. de C.V.
    Agustina Ramirez 1280
    Colonia Gabriel Leyva
    Culiacan, Sinaloa
    MEXICO 80030

SCHEDULE B

EQUIPMENT

EXHIBIT 4.15

<u>**GENERAL SECURITY AGREEMENT**</u>

For valuable consideration, the undersigned National Gold Corporation (the "Borrower") agrees with H. Morgan & Company of Columbia House, 32 Reid Street, 4th Floor, Hamilton, Bermuda (the "Lender") as follows:

1. GRANT OF SECURITY. The Borrower mortgages, charges and assigns to the Lender, and grants to the Lender, and the Lender takes, a Security Interest in all presently owned and hereafter acquired Personal Property of the Borrower of whatsoever nature and kind and wheresoever situate and all proceeds thereof and therefrom, renewals thereof, Accessions thereto and substitutions therefor (all of which are herein collectively called the "Collateral"), including, without limiting the generality of the foregoing, all the presently owned or held and hereafter acquired right, title and interest of the Borrower in and to all Goods (including all accessories, attachments, additions and Accessions thereto), Accounts, Chattel Paper, Documents of Title (whether negotiable or note), Instruments, Intangibles, Licences, Money, Securities, and all:

a) Inventory of whatsoever nature and kind and wheresoever situate; and

b) Equipment (other than Inventory) of whatsoever nature and kind and wheresoever situate, including, without limitation, all machinery, tools, apparatus, plans, furniture, fixtures and vehicles of whatsoever nature and kind, and the Equipment described in Schedule B hereto.

2. AND THE BORROWER hereby charges by way of a floating charge in favour of the Lender all the presently owned or held and hereafter acquired property, assets, effects and undertakings of the Borrower of whatsoever nature and kind and wheresoever situate, other than such of the property, assets, effects and undertakings of the Borrower as are validly and effectively subjected to the security interest granted to the Lender pursuant to clause I (all of which property, assets, effects and undertakings so charged by this clause 2 are herein collectively called the "Other Collateral") including, without limiting the generality of the foregoing, all presently owned or held and hereafter acquired:

a) right, title and interest of the Borrower in and to real and immovable and leasehold property and rights whether in fee or of a less estate and all interest in and rights relating to lands and all easements, rights of way, privilege, benefits, licences, improvements and rights whether connected therewith or appurtenant thereto or separately owned or held and all structures, buildings, plan, machinery, fixtures, apparatus and fixed assets; and

b) businesses, goodwill and uncalled capital of the Borrower;

and the charge created in this clause 2 shall be a floating charge and the Borrower shall not have power without the prior written consent of the Lender to:

c) create or permit to exist any Encumbrance against any of the Other Collateral which ranks or could in any event rank in priority to or pari passu with the security constituted by this General Security Agreement, save for Encumbrances approved in writing by the Lender prior to creation or assumption; or

d) grant, sell, exchange, transfer, assign, lease or otherwise dispose of the Other Collateral.

3. GOVERNING LAW. This Agreement is governed by the laws of British Columbia.

4. ADDITIONAL TERMS AND CONDITIONS. THE ADDITIONAL TERMS AND CONDITIONS (INCLUDING ANY SCHEDULES) ON THE FOLLOWING PAGES FORM PART OF THIS AGREEMENT.

5. PLACES OF BUSINESS. The Borrower represents and warrants that the locations of all existing Places of Business are specified in Schedule A. The Borrower will promptly notify the Lender in writing of any additional Places of Business as soon as they are established. Subject to section 7, the Collateral will at all times be kept at the Places of Business, and will not be removed without the Lender's prior written consent.

6. COLLATERAL FREE OF CHARGES. The Borrower represents and warrants that the Collateral is, and agrees that the Collateral will at all times be, free of any Charge or trust except in favour of the Lender or incurred with the Lender's prior written consent. The Lender may, but shall not be obligated to, pay any amount or take any action required to remove or redeem any unauthorized Charge. The Borrower will immediately reimburse the Lender for any amount so paid and will indemnify the Lender in respect of any action so taken.

7. USE OF COLLATERAL. The Borrower will not, without the Lender's prior written consent, sell, lease or otherwise dispose of any of the Collateral. All Proceeds of the Collateral (including among other things all amounts received in respect of Receivables), whether or not arising in the ordinary course of the Borrower's business, will be received by the Borrower as trustee for the Lender and will be immediately paid to the Lender.

8. INSURANCE. The Borrower will keep the Collateral insured to its full insurable value against loss or damage by fire and such other risks as are customarily insured for property similar to the Collateral (and against such other risks as the Lender may reasonably require). At the Lender's request all policies in respect of such insurance will contain a loss payable clause, and if the Collateral includes real property, will contain a mortgage clause, in favour of the Lender and in any event the Borrower assigns all proceeds of insurance on the Collateral to the Lender. The Borrower will, from time to time at the Lender's request, deliver such policies (or satisfactory evidence of such policies) to the Lender. If the Borrower does not obtain or maintain such insurance, the Lender may, but shall not be obligated to, do so. The Borrower will immediately reimburse the Lender for any amount so paid. The Borrower will promptly give the Lender written notice of any loss or damage to all or any part of the Collateral.

9. INFORMATION AND INSPECTION. The Borrower will from time to time immediately give the Lender in writing all information requested by the Lender relating to the Collateral, the Places of Business, and the Borrower's financial or business affairs. The Borrower will promptly advise the Lender of the Serial Number, model year, make and model of each Serial Number Good at any time included in the Collateral that is held as Equipment, including in circumstances where the Borrower ceases holding such Serial Number Good as Inventory and begins holding it as Equipment. The Lender may from time to time inspect any Books and Records and any Collateral, wherever located. For that purpose the Lender may, without charge, have access to each Place of Business and to all mechanical or electronic equipment, devices and processes where any of them may be stored or from which any of them may be retrieved. The Borrower authorizes any Person holding any Books and Records to make them available to the Lender, in a readable form, upon request by the Lender.

10. RECEIVABLES. If the Collateral includes Receivables, the Lender may advise any Person liable to make any payment to the Borrower of the existence of this Agreement. The Lender may from time to time confirm with such Persons the existence and the amount of the Receivables. Upon Default, the Lender may collect and otherwise deal with the Receivables in such manner and upon such terms as the Lender considers appropriate.

11. RECEIPTS PRIOR TO DEFAULT. Until Default, all amounts received by the Lender as Proceeds of the Collateral will be applied on account of the Liabilities in such manner and at such times as the Lender may consider appropriate or, at the Lender's option, may be held unappropriated in a collateral account or released to the Borrower.

12. DEFAULT

> **a) Events of Default**. The occurrence of any of the following events or conditions will be a Default:
>
> > i) The Borrower does not pay any of the Liabilities when due;
> >
> > ii) the Borrower does not observe or perform any of its obligations under this Agreement; or
> >
> > iii) there is an "Event of Default" under the Loan Agreement.
>
> **b) Rights upon Default**. Upon Default, the Lender and a Receiver, as applicable, will to the extent permitted by law have the following rights:
>
> > i) Appointment of Receiver. The Lender may by instrument in writing appoint any Person as a Receiver of all or any part of the Collateral. The Lender may from time to time remove or replace a Receiver, or make application to any court of competent jurisdiction for the appointment of a Receiver. Any Receiver appointed by the Lender will (for purposes relating to responsibility for the

Receiver's acts or omissions) be considered to be the Borrower's agent. The Lender may from time to time fix the Receiver's remuneration and the Borrower will pay the Lender the amount of such remuneration. The Lender will not be liable to the Borrower or any other Person in connection with appointing or not appointing a Receiver or in connection with the Receiver's actions or omissions;

ii) Dealings with the Collateral. The Lender or a Receiver may take possession of all or any part of the Collateral and retain it for as long as the Lender or the Receiver considers appropriate, receive any rents and profits from the Collateral, carry on (or concur in carrying on) all or any part of the Borrower's business or refrain from doing so, borrow on the security of the Collateral, repair the Collateral, process the Collateral, prepare the Collateral for sale, lease or other disposition, and sell or lease (or concur in selling or leasing) or otherwise dispose of the Collateral on such terms and conditions (including among other things by arrangement providing for deferred payment) as the Lender or the Receiver considers appropriate. The Lender or the Receiver may (without charge and to the exclusion of all other Persons including the Borrower) enter upon any Place of Business;

iii) Realization. The Lender or a Receiver may use, collect, sell, lease or otherwise dispose of, realize upon, release to the Borrower or other Persons and otherwise deal with, the Collateral in such manner, upon such terms (including among other things by arrangement providing for deferred payment) and at such times as the Lender or the Receiver considers appropriate. The Lender or the Receiver may make any sale, lease or other disposition of the Collateral in the name of and on behalf of the Borrower or otherwise;

iv) Application of Proceeds After Default. All Proceeds of Collateral received by the Lender or a Receiver may be applied to discharge or satisfy any expenses (including among other things the Receiver's remuneration and other expenses of enforcing the Lender's right under this Agreement), Charges, borrowings, taxes and other outgoings affecting the Collateral or which are considered advisable by the Lender or the Receiver to preserve, repair, process, maintain or enhance the Collateral or prepare it for sale, lease or other disposition, or to keep in good standing any Charges on the Collateral ranking in priority to any Charge created by this Agreement, or to sell, lease or otherwise dispose of the Collateral. The balance of such Proceeds will be applied to the Liabilities in such manner and at such times as the Lender considers appropriate and thereafter will be accounted for as required by law.

c) Other Legal Rights. Before and after Default, the Lender will have, in addition to the rights specifically provided in this Agreement, the rights of a secured party under the PPSA, as well as the rights recognized at law and in equity. No right will be exclusive of or dependent upon or merge in any other right and one or more of such rights may be exercised independently or in combination from time to time.

d) Deficiency. The Borrower will remain liable to the Lender for payment of any Liabilities that are outstanding following realization of all or any part of the Collateral.

13. LENDER NOT LIABLE. The Lender will not be liable to the Borrower or any other Person for any failure or delay in exercising any of its rights under this Agreement (including among other things any failure to take possession of, collect, or sell, lease or otherwise dispose of, any Collateral). None of the Lender, a Receiver or any agent of the Lender is required to take, or will have any liability for any failure to take or delay in taking, any steps necessary or advisable to preserve rights against other Persons under any Chattel Paper, Securities or Instrument in possession of the Lender, a Receiver or the Lender's agent.

14. CHARGES AND EXPENSES. The Borrower agrees to pay on demand all costs and expenses incurred (including among other things legal fees on a solicitor and client basis) and fees charged by the Lender in connection with obtaining or discharging this Agreement or establishing or confirming the priority of the Charges created by this Agreement or by law, compliance with any demand by any Person under the PPSA to amend or discharge any registration relating to this Agreement, and by the Lender or any Receiver in exercising any remedy under this Agreement (including among other things preserving, repairing, processing, preparing for disposition and disposing of the Collateral by sale, lease or otherwise) and in carrying on the Borrower's business. All such amounts will bear interest from time to time at the highest interest rate then applicable to any of the Liabilities, and the Borrower will reimburse the Lender upon demand for any amount so paid.

15. FURTHER ASSURANCES. The Borrower will from time to time, immediately upon request by the Lender, take such action (including among other things the signing and delivery of financing statements and financing change statements, other schedules, documents or listings describing property included in the Collateral, further assignments and other documents, and the registration of this Agreement or any other Charge against any of the Borrower's real property) as the Lender may require in connection with the Collateral or as the Lender may consider necessary to give effect to this Agreement. If permitted by law, the Borrower waives the right to sign or receive a copy of any financing statement or financing change statement, or any statement issued by any registry that confirms any registration of a financing statement or financing change statement, relating to this Agreement. The Borrower irrevocably appoints the Lender as the Borrower's attorney (with full powers of substitution and delegation) to sign, upon Default, all documents required to give effect to this section. Nothing in this section affects the right of the Lender as secured party, or any other Person on the Lender's behalf, to sign and file or deliver (as applicable) all such financing statements, financing change statements, notices, verification agreements and other documents relating to the Collateral and this Agreement as the Lender or such other Person considers appropriate.

16. DEALINGS BY LENDER. The Lender may from time to time increase, reduce, discontinue or otherwise vary the Borrower's credit facilities, grant extensions of time and other indulgences, take and give up any Charge, abstain from taking, perfecting or registering any Charge, accept compositions, grant releases and discharges and otherwise deal with the Borrower, customers of the Borrower, guarantors and others, and with the Collateral and any Charges held by the Lender, as the Lender considers appropriate without affecting the Borrower's obligations to the Lender or the Lender's rights under this Agreement. In the event that there is more than one party constituting the Lender, then the Lender will not exercise any of its rights, remedies and powers set out in this Agreement unless it first has obtained approval from those persons constituting the Lender holding not less than seventy-five percent (75%) of the Liabilities.

17. DEFINITIONS. In this Agreement:

"Accessions", "Account", "Chattel Paper", "Document of Title", "Equipment", "Goods", "Instrument", "Intangible", "Inventory", "Proceeds", "Purchase-Money Security Interest" and "Security Interest" have the respective meanings given to them in the PPSA.

"Books and Records" means all books, records, files, papers, disks, documents and other repositories of data recording, evidencing or relating to the Collateral to which the Borrower (or any Person on the Borrower's behalf) has access.

"Charge" means any mortgage, charge, pledge, hypothecation, lien (statutory or otherwise), assignment, financial lease, title retention agreement or arrangement, security interest or other encumbrance of any nature however arising, or any other security agreement or arrangement creating in favour of any creditor a right in respect of a particular property that is prior to the right of any other creditor in respect of such property.

"Default" has the meaning set out in subsection 12(A).

"Liabilities" means all present and future indebtedness and liability of every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, matured or unmatured) of the Borrower to the Lender, wherever and however incurred and any unpaid balance thereof.

"Loan Agreement" means the loan agreement dated January ___, 2003 among the Borrower, the Lender and National Gold Corporation.

"Money" has the meaning given to it in the PPSA or, if there is no such definition, means a medium of exchange authorized or adopted by the Parliament of Canada as part of the currency of Canada, or by a foreign government as part of its currency.

"Person" means any natural person or artificial body (including among others any firm, corporation or government).

"Personal Property" means personal property and includes among other things Inventory, Equipment, Receivables, Books and Records, Chattel Paper, Goods, Documents of Title, Instruments, Intangibles, (including intellectual property), Money and Securities, and includes all Accessions to such property.

"Place of Business" means a location where the Borrower carries on business or where any of the Collateral is located (including any location described in Schedule A).

"PPSA" means the Personal Property Security Act of British Columbia as amended from time to time, including any Act substituted therefor.

"Receivables" means all debts, claims and choses in action (including among other things Accounts and Chattel Paper) now or in the future due or owing to or owned by the Borrower.

"Receiver" means a receiver or a receiver and manager.

"Securities" has the meaning given to it in the PPSA or, if there is no such definition and the PPSA defines "security" instead, it means the plural of that term.

"Serial Number" means the number that the Person who manufactured or constructed a Serial Number Good permanently marked or attached to it for identification purposes or, if applicable, such other number as the PPSA stipulates as the serial number or vehicle information number to be used for registration purposes of such Serial Number Good.

"Serial Number Good" means a motor vehicle, trailer, mobile home, aircraft airframe, aircraft engine or aircraft propeller, boat or an outboard motor for a boat.

18. GENERAL.

a) **Reservation of the Last Day of any Lease**. The Charges created by this Agreement do not extend to the last day of the term of any lease or agreement for lease; however, the Borrower will hold such last day in trust for the Lender and, upon the exercise by the Lender of any of its rights under this Agreement following Default, will assign such last day as directed by the Lender.

b) **Attachment of Security Interest**. The Security Interests created by this Agreement are intended to attach (i) to existing Collateral when the Borrower signs this Agreement, and (ii) to Collateral subsequently acquired by the Borrower, immediately upon the Borrower acquiring any rights in such Collateral. The parties do not intend to postpone the attachment of any Security Interest created by this Agreement.

c) Purchase-Money Security Interest. If the Lender gives value for the purpose of enabling the Borrower to acquire rights in or to any of the Collateral, the Borrower will in fact apply such value to acquire those rights (and will provide the Lender with such evidence in this regard as the Lender may require), and the Borrower grants to the Lender, and the Lender takes, a Purchase-Money Security Interest in such Collateral to the extent that the value is applied to acquire such rights. A certificate or affidavit of any of the Lender's authorized representatives is admissible in evidence to establish the amount of any such value.

d) Entire Agreement. The Lender has not made any representation or undertaken any obligation in connection with the subject matter of this Agreement other than as specifically set out in this Agreement, and in particular nothing contained in this Agreement will require the Lender to make, renew or extend the time for payment of any loan or other credit accommodation to the Borrower or any other Person.

e) Additional Security. The Charges created by this Agreement are in addition and without prejudice to any other Charge now or later held by the Lender. No Charge held by the Lender will be exclusive of or dependent upon or merge in any other Charge, and the Lender may exercise its rights under such Charges independently or in combination.

f) Joint and Several Liability. If more than one Person signs this Agreement as the Borrower, the obligations of such Persons will be joint and several.

g) Severability; Headings. Any provisions of this Agreement that are void or unenforceable in any jurisdiction are, as to that jurisdiction, ineffective to that extent without invalidating the remaining provisions of this Agreement. The headings in this Agreement are for convenience only and do not limit or extend the provisions of this Agreement.

h) Interpretation. When the context so requires, the singular will be read as the plural, and vice versa.

i) Copy of Agreement. The Borrower acknowledges receipt of a copy of this Agreement.

j) Notice. The Lender may send to the Borrower, by prepaid regular mail addressed to the Borrower at the Borrower's address last known to the Lender, copies of any document required by the PPSA to be delivered by the Lender to the Borrower. Any document mailed in this manner will be deemed to have been received by the Borrower upon the earlier of actual receipt by the Borrower and the expiry of 10 days after the mailing date. A certificate or affidavit of any of the Lender's authorized representatives is admissible in evidence to establish the mailing date.

k) Enurement; Assignment. This Agreement will enure to the benefit of and be binding upon (i) the Lender, its heirs, executors, administrators, successors and assigns, and (ii) the Borrower and the Borrower's heirs, executors, administrators, successors and permitted assigns. The Borrower will not assign this Agreement without the Lender's prior written consent.

The Borrower has signed this Agreement on January 30, 2003.

NATIONAL GOLD CORPORATION

Per: (signed)
        Authorized Signatory

SCHEDULE A

PLACES OF BUSINESS

The following are the Places of Business:

1.   Suite 600, 890 West Pender Street
         Vancouver, British Columbia
         V6C 2A8

2.   Minera Bienvenidos, S.A. de C.V.
         Guerrero No. 109 Sur, Int. #16
         Colonia Centro
         Hermosillo, Sonora
         MEXICO CP83000

3.   Durango Fern Mines, S.A. de C.V.
         Agustina Ramirez 1280
         Colonia Gabriel Leyva
         Culiacan, Sinaloa
         MEXICO 80030

SCHEDULE B

<u>EQUIPMENT</u>

EXHIBIT 4.16

SHARE PLEDGE AGREEMENT

THIS SHARE PLEDGE AGREEMENT (the "Pledge of Shares Agreement") dated as of 30th day of January, 2003, executed by and amongst:

(1)   **ALAMOS MINERALS LTD**. (hereinafter the "Pledgor"), a corporation organized and existing under the laws of the Province of British Columbia, Canada, as pledgor of the "Shares" (as defined below); and

(2)   **H. MORGAN & COMPANY** (hereinafter the "Pledgee"), a corporation organized and existing under the laws of the Island of Grand Cayman, as pledgee of the Shares.

PRELIMINARY STATEMENTS

I.- LOAN AGREEMENT.

(a) As of the 30th day of January, 2003, the Pledgor and the Pledgee entered into a certain Loan Agreement (the "Loan Agreement"), pursuant to which, and subject to the fulfillment of certain conditions therein specified the Pledgee agreed to make available to the Pledgor, a non-revolving loan in the aggregate principal amount of up to six million ($6,000.000.00) dollars in the lawful currency of Canada, under the terms of the Loan Agreement (hereinafter the "Loan")

(b)   In order to additionally document the repayment of the Loan, the Pledgor has made and delivered a promissory note in the principal amount of the Loan to the order of the Pledgee (the "Note").

SCHEDULE EREPRESENTATIONS AND WARRANTIES

II.- The Pledgor represents and warrants that:

(a)   Unless otherwise enumerated herein, the representations, warranties and covenants contained within the Loan Agreement are hereby incorporated by reference and form part of this Pledge of Shares Agreement.

(b)   The creation of the pledge under this Pledge of Shares Agreement does not and will not render the Pledgor insolvent.

(c)   As of the date hereof, it has good title to, and is the sole beneficial and record owner of 49,999 common shares (the "Shares" or the "Pledged Shares") of the issued 50,000 common shares of total capital stock of Minera Bienvenidos S.A. de C.V. (the "Issuer Company") evidenced by the share certificates listed in Exhibit "B" hereto;

(d)   The Shares were validly issued, are fully paid and are free and clear of any liens, limitation of domain, security interests, mortgages, charges, option rights, fiduciary rights, adverse claims, encumbrances and rights of other persons of any nature and description whatsoever (except for the pledge created hereby).

(e)   The representations and warranties set forth in this Pledge of Shares

Agreement shall survive the execution and delivery of this Pledge of Shares Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

CLAUSES

FIRST.-   The Pledgor hereby creates a pledge and first priority security interest on all of the Shares which are described in Exhibit "B" hereto, for the benefit of the Pledgee, to secure the exact payment when due (whether by stated maturity, redemption, acceleration or otherwise), of all amounts including principal of, interest on, fees related to, and additional amounts, if any, under the Loan Agreement (the "Secured Obligations").

SECOND.-   The pledge created hereby (the "Pledge") is perfected pursuant to the terms of Article 334 of the Mexican General Law Governing Credit Instruments and Transactions ("Ley General de Títulos y Operaciones de Crédito") (hereinafter "LGTOC"), by the delivery of the share certificates evidencing the Pledged Shares to the Pledgee or the nominee of the Pledgee being Beard Winter LLP.

To further evidence the Pledge of the Pledged Shares, the Pledgor will, simultaneously herewith, (I) instruct the Secretary of the Board of Directors of the Issuer Company to register the Pledge in the stock register of the Issuer Company; and (ii) deliver to the Pledgee a certificate of the Secretary of the Board of Directors of the Issuer Company of the Pledged Shares, stating that such registration has been made.

THIRD.-   The Pledge created hereunder shall be subject to the requirement that until such time as the Pledgee gives written notice (a "Notice of Default"), to the Pledgor stating that an Event of Default (as such term is defined in the Loan Agreement) has occurred, the Pledgor shall be entitled to exercise all voting rights pertaining to the Pledged Shares it owns, provided, however, that (i) such voting rights may not be exercised by the Pledgor in any manner which is not consistent with the terms hereof, or of the Loan Agreement, or in any manner that may impair the rights of the Pledgee hereunder; and (ii) in the event of occurrence of an Event of Default with respect to which a Notice of Default is delivered pursuant to this paragraph (a), then the Pledgee will be entitled to exercise all voting rights pertaining to the Pledged Shares. For purposes of this paragraph (a), in the event that no Notice of Default shall have been given and be effective and the Pledgor gives ten (10) days prior written notice to the Pledgee stating that a shareholders' meeting of the Issuer Company has been called, then the Pledgee shall execute and deliver (or cause to be executed and delivered) to the Pledgor all such certificates and other documents as the Pledgor may reasonably request from the Pledgee, for the purpose of enabling the Pledgor to exercise the voting rights pertaining to it in the corresponding Pledged Shares in such shareholders' meeting; and provided, that, if such notice is not given to the Pledgee or if the same is not given within the term specified above, the Pledgee shall have no liability whatsoever if the Pledgor is not able to exercise its corresponding voting rights at such shareholders' meeting. In order to give effect to the foregoing, the Pledgor will, simultaneously herewith, deliver to the Pledgee a power of attorney from the Pledgor empowering the Pledgee at a later date to endorse the share certificates over to such person as may be designated by the Pledgee and to instruct the Issuer Company to issue new certificates to the endorsee.

FOURTH.- Pursuant to Article 343 of the LGTOC, if all or any part of the Pledged Shares shall be redeemed by means of the payment of their value in cash, either as a result of a capital stock decrease or due to the liquidation of the Issuer Company or otherwise, the Pledgee shall have the right to collect such cash payment and the same shall be subject to the Pledge created hereby, and applied to the payment of the Secured Obligations as set forth in Clause Seventh below.

FIFTH.- The Pledgor hereby undertakes, for so long as there are any Secured Obligations outstanding, to pledge for the benefit of the Pledgee, under the terms of this Pledge of Shares Agreement, any new shares of the capital stock of any of the Issuer Companies which the Pledgor may acquire or otherwise receive, including, without limitation, any new shares issued by such Issuer Company as a result of stock dividends, a stock split, a reclassification, a readjustment or other change to the capital structure of the Issuer Company, provided that such new shares shall be pledged for the benefit of the Pledgee and perfected in accordance with the terms of Clause Second hereinabove, as soon as reasonably practicable, but in any event, within ten (10) days following the date such shares are acquired or otherwise received by the Pledgor, and such pledge of the new shares shall be established to secure the Secured Obligations.

The Pledgor hereby agrees to execute all necessary documentation in order to create the pledge referred to in the above paragraph.

SIXTH.- The Pledgor expressly agrees the Pledgee may request the sale of any of the Pledged Shares in terms of Article 341 of the LGTOC, if a Notice of Default has been delivered.

SEVENTH.- The Pledgor expressly agrees that, in the event that any amount in cash becomes pledged as provided for hereunder, title to such amount in cash shall be transferred and conveyed to the Pledgee as provided in Article 336 of the LGTOC, and as permitted pursuant to Article 338 of the LGTOC, the Pledgee shall have the right to apply such amounts to the payment of the Secured Obligations, and the balance thereof, if any, shall be delivered to the Pledgor.

EIGHTH.- The Pledge which is created hereby shall be indivisible and will be in full force and effect up to the date on which all Secured Obligations are paid in full.

NINTH.- Any amounts derived from the foreclosure of the Pledge, or otherwise, which under the terms hereof are to be applied to the payment of the Secured Obligations, shall be applied in the following order of preference and priority:

First.- To the payment of all reasonable fees and expenses incurred by or on behalf of the Pledgee, in connection with the enforcement of the obligations of the Pledgor hereunder and with such foreclosure or execution.

Second.– To the payment of all amounts of: (a) principal of, (b) interest on, (c) fees related to, and (d) additional amounts, if any, on the Secured Obligations; and

Third.- The remaining amounts, if any, shall be delivered to the Pledgor.

TENTH.- All notices and communications provided for hereunder shall be in writing in the English language (or accompanied by a certified English translation thereof). Any notice, direction or other instrument required or permitted to be given under this Agreement by the Lender to the Company or the Company to the Lender shall be in writing and may be given by delivery by mail, by registered mail or by facsimile or other similar form of communication to the following addresses:

if to the Pledgor:

Alamos Minerals Ltd.
#1400 – 400 Burrard Street
Vancouver, British Columbia
V6C 3A6
Attention: John McCluskey
Fax: (604) 643-1773

with a copy to:

Gowling Lafleur Henderson LLP
#2300 – 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1J1

Attention: Joseph P. Giuffre
Fax: (604) 689-8610

if to the Pledgee:

> H. Morgan & Company
> Colombia House
> 32 Reid Street
> 4th Floor
> Hamilton, Bermuda
>
> Attention: William F. Maycock
> Fax: (441) 296-1199

with a copy to:

> Beard Winter LLP
> 130 Adelaide Street West, Suite 701
> Toronto, Ontario
> M5H 2K4
>
> Attention: Richard I.R. Winter, Q.C.
> Fax: (416) 593-5239

Any notice, direction or instrument given shall:

> (i)   if delivered, be deemed to have been given or made at the time of delivery;
>
> (ii)   if sent by facsimile or other form of similar electronic communication, be deemed to have been delivered at the date and time as evidenced by the conformation received by the sending machine; and
>
> (iii)   if sent by mail or overnight courier or other similar form of written com munication, with return receipt requested, shall be deemed to have been validly served, given, delivered or received immediately when delivered against receipt, on the fifth Business Day after deposit with an overnight courier or, in the case of mail, on the tenth Business Day after deposit with a national postal service.

Any party may give written notice of change of address in the same manner, in which event notice shall thereafter be given at that changed address.

ELEVENTH.-	This Pledge of Shares Agreement shall be executed in both the English and Spanish languages, both of which shall bind the parties hereto and constitute but one agreement and instrument, as the case may be; provided, however, that in case of doubt as to the proper interpretation or construction of this Pledge of Shares Agreement, the English text shall be controlling in all cases, except in connection with any legal action or proceeding brought in respect of this Pledge of Shares Agreement in the competent courts of Mexico, or any political subdivision thereof, in which case the Spanish text shall be controlling. In the event that the English version of the Pledge of Shares Agreement is executed prior to the execution of the Spanish version of the Pledge of Shares Agreement, the fact that the English version of the Pledge of Shares Agreement was executed prior to the Spanish version shall in no way impeach or compromise the enforceability of this Pledge of Shares Agreement.

TWELFTH.- THE PLEDGOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE PROVINCE OF BRITISH COLUMBIA OVER ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS PLEDGE OF SHARES AGREEMENT AND PLEDGOR HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH COURTS OF THE PROVINCE OF BRITISH COLUMBIA. THE PLEDGOR IRREVOCABLY CONSENTS TO THE SERVICE OF ANY AND ALL PROCESS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES OF SUCH PROCESS TO THE PLEDGOR AT ITS ADDRESS SPECIFIED HEREIN. THE PLEDGOR AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. THE PLEDGOR FURTHER WAIVES ANY OBJECTION TO VENUE IN SUCH JURISDICTION AND ANY OBJECTION TO AN ACTION OR PROCEEDING IN SUCH PROVINCE OR STATE ON THE BASIS OF FORUM NON CONVENIENS. THE PLEDGOR FURTHER AGREES THAT ANY ACTION OR PROCEEDING BROUGHT AGAINST THE PLEDGEE SHALL BE BROUGHT ONLY IN THE COURTS OF THE PROVINCE OF BRITISH COLUMBIA. PLEDGOR WAIVES ANY RIGHT IT MAY HAVE TO JURY TRIAL.

Nothing in this paragraph shall affect the right of Pledgee to serve legal process in any other manner permitted by law or affect the rights of the Pledgee to bring any action or proceeding against Pledgor or its respective property in the courts of any other jurisdiction.

To the extent that the Pledgor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether from service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its respective property, the Pledgor hereby irrevocably waives such immunity in respect of its obligations under this Pledge of Shares Agreement.

THIRTEENTH.-   The Pledgor hereby undertakes to, so long as any of the Secured Obligations hereunder remain unpaid or unperformed (i) execute, perform and undertake all acts, actions, filings and or requirements that may be necessary or that may be requested by the Pledgee in order to protect and maintain the continuing validity and enforceability of this Pledge, and of the rights and remedies of the Pledgee hereunder, and to assume and incur all reasonable costs and expenses and notary and recording fees required for such purposes; (ii) promptly furnish the Pledgee with any information or writings which the Pledgee may reasonably request concerning the Pledged Shares; (iii) allow the Pledgee to inspect the stock registry, the minute book and the capital variations book of the Pledgor relating to the Pledged Shares, and to make and take away copies of such records during normal business hours; and (iv) promptly, as the circumstances may reasonably allow it, notify the Pledgee of any material adverse change in any fact or circumstance represented by the Pledgor in this Pledge Agreement or in any other writing furnished by the Pledgor to the Pledgee in connection with the Pledged Shares.

FOURTEENTH.-   The Pledgee and the Pledgor undertake to perform such duties and only such duties as are specifically set forth in this Pledge of Shares Agreement, and no implied covenants or obligations shall be read into this Pledge of Shares Agreement against the Pledgee.

FIFTEENTH.-   This Pledge of Shares Agreement may not be amended, discharged or terminated (other than a termination in terms of Clause Eighth hereof), unless such amendment, discharge or termination is in writing and signed by the Pledgor and the Pledgee.

SIXTEENTH.-   The Pledgor agrees to indemnify the Pledgee against, and to hold the Pledgee harmless from and against, any loss, claim, demand or expense (including reasonable attorney's fees) by reason, or in any matter related to the Pledge created hereby, or by reason of the failure of the Pledgor to comply with any state or provincial or federal statute, rule, regulation, order or decree, including expenses incurred in satisfying any applicable laws.

SEVENTEENTH.-   This Pledge of Shares Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

EIGHTEENTH.-   This Pledge of Shares Agreement shall expire as soon as all the obligations secured hereunder shall have been duly satisfied and fulfilled.

NINETEENTH.-   This Pledge of Shares Agreement may be assigned by the Pledgee upon ten (10) days written notice to the Pledgor. The Pledge of Shares Agreement may not be assigned by the Pledgor without the prior written consent of the Pledgee.

TWENTIETH   This Pledge of Shares Agreement and the rights and obligations of the parties hereto and thereto shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Pledge of Shares Agreement to be executed by their respective officers or agent thereunto duly authorized, as of the date first above written.

ALAMOS MINERALS LTD.

Per: (signed) *"C.F. Millar"*
      Authorized Signatory

H. MORGAN & COMPANY

Per: (signed) *"William F. Maycock"*
      Authorized Signatory

LIST OF EXHIBITS

EXHIBITS

"A"   INTENTIONALLY BLANK

"B"   DESCRIPTION OF CERTIFICATES OF PLEDGED SHARES.

EXHIBIT "A"

INTENTIONALLY BLANK

EXHIBIT "B"

DESCRIPTION OF CERTIFICATES OF PLEDGED SHARES

Certificate #1 for 49,999 common, fully paid, shares of the minimum fixed capital stock of Minera Bienvenidos S.A. de C.V., par value $1 Mexican peso each, issued to Alamos Minerals Ltd. on August 24, 1999.

EXHIBIT 4.17

SHARE PLEDGE AGREEMENT

THIS SHARE PLEDGE AGREEMENT (the "Pledge of Shares Agreement") dated as of 30th day of January, 2003, executed by and amongst:

(1)   **NATIONAL GOLD CORPORATION**. (hereinafter the "Pledgor"), a corporation continued and subsisting under the laws of the Province of British Columbia, Canada, as pledgor of the "Shares" (as defined below); and

(2)   **H. MORGAN & COMPANY** (hereinafter the "Pledgee"), a corporation organized and existing under the laws of the Island of Grand Cayman, as pledgee of the Shares.

PRELIMINARY STATEMENTS

I.- LOAN AGREEMENT.

(a) As of the 30th day of January, 2003, the Pledgor and the Pledgee entered into a certain Loan Agreement (the "Loan Agreement"), pursuant to which, and subject to the fulfillment of certain conditions therein specified the Pledgee agreed to make available to **ALAMOS MINERALS LTD**., a non-revolving loan in the aggregate principal amount of approximately six million ($6,000.000.00) dollars in the lawful currency of Canada, under the terms of the Loan Agreement (hereinafter the "Loan").

SCHEDULE FREPRESENTATIONS AND WARRANTIES

II.- The Pledgor represents and warrants that:

(a)   Unless otherwise enumerated herein, the representations, warranties and covenants contained within the Loan Agreement are hereby incorporated by reference and form part of this Pledge of Shares Agreement.

(b)   The creation of the pledge under this Pledge of Shares Agreement does not and will not render the Pledgor insolvent.

(c)   As of the date hereof, it has good title to, and is the sole beneficial and record owner of 49,999 common shares (the "Shares" or the "Pledged Shares") of the issued 50,000 common shares of total capital stock of Minas de Oro National S.A. de C.V. (the "Issuer Company") evidenced by the share certificates listed in Exhibit "B" hereto;

(d)   The Shares were validly issued, are fully paid and are free and clear of any liens, limitation of domain, security interests, mortgages, charges, option rights, fiduciary rights, adverse claims, encumbrances and rights of other persons of any nature and description whatsoever (except for the pledge created hereby).

(e)   The representations and warranties set forth in this Pledge of Shares

Agreement shall survive the execution and delivery of this Pledge of Shares Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

CLAUSES

FIRST.-   The Pledgor hereby creates a pledge and first priority security interest on all of the Shares which are described in Exhibit "B" hereto, for the benefit of the Pledgee, to secure the exact payment when due (whether by stated maturity, redemption, acceleration or otherwise), of all amounts including principal of, interest on, fees related to, and additional amounts, if any, under the Loan Agreement (the "Secured Obligations").

SECOND.-   The pledge created hereby (the "Pledge") is perfected pursuant to the terms of Article 334 of the Mexican General Law Governing Credit Instruments and Transactions ("Ley General de Títulos y Operaciones de Crédito") (hereinafter "LGTOC"), by the delivery of the share certificates evidencing the Pledged Shares to the Pledgee or the nominee of the Pledgee being Beard Winter LLP.

To further evidence the Pledge of the Pledged Shares, the Pledgor will, simultaneously herewith, (i) instruct the Secretary of the Board of Directors of the Issuer Company to register the Pledge in the stock register of the Issuer Company; and (ii) deliver to the Pledgee a certificate of the Secretary of the Board of Directors of the Issuer Company of the Pledged Shares, stating that such registration has been made.

THIRD.- The Pledge created hereunder shall be subject to the requirement that until such time as the Pledgee gives written notice (a "Notice of Default"), to the Pledgor stating that an Event of Default (as such term is defined in the Loan Agreement) has occurred, the Pledgor shall be entitled to exercise all voting rights pertaining to the Pledged Shares it owns, provided, however, that (i) such voting rights may not be exercised by the Pledgor in any manner which is not consistent with the terms hereof, or of the Loan Agreement, or in any manner that may impair the rights of the Pledgee hereunder; and (ii) in the event of occurrence of an Event of Default with respect to which a Notice of Default is delivered pursuant to this paragraph (a), then the Pledgee will be entitled to exercise all voting rights pertaining to the Pledged Shares. For purposes of this paragraph (a), in the event that no Notice of Default shall have been given and be effective and the Pledgor gives ten (10) days prior written notice to the Pledgee stating that a shareholders' meeting of the Issuer Company has been called, then the Pledgee shall execute and deliver (or cause to be executed and delivered) to the Pledgor all such certificates and other documents as the Pledgor may reasonably request from the Pledgee, for the purpose of enabling the Pledgor to exercise the voting rights pertaining to it in the corresponding Pledged Shares in such shareholders' meeting; and provided, that, if such notice is not given to the Pledgee or if the same is not given within the term specified above, the Pledgee shall have no liability whatsoever if the Pledgor is not able to exercise its corresponding voting rights at such shareholders' meeting. In order to give effect to the foregoing, the Pledgor will, simultaneously herewith, deliver to the Pledgee a power of attorney from the Pledgor empowering the Pledgee at a later date to endorse the share certificates over to such person as may be designated by the Pledgee and to instruct the Issuer Company to issue new certificates to the endorsee.

FOURTH.- Pursuant to Article 343 of the LGTOC, if all or any part of the Pledged Shares shall be redeemed by means of the payment of their value in cash, either as a result of a capital stock decrease or due to the liquidation of the Issuer Company or otherwise, the Pledgee shall have the right to collect such cash payment and the same shall be subject to the Pledge created hereby, and applied to the payment of the Secured Obligations as set forth in Clause Seventh below.

FIFTH.- The Pledgor hereby undertakes, for so long as there are any Secured Obligations outstanding, to pledge for the benefit of the Pledgee, under the terms of this Pledge of Shares Agreement, any new shares of the capital stock of any of the Issuer Companies which the Pledgor may acquire or otherwise receive, including, without limitation, any new shares issued by such Issuer Company as a result of stock dividends, a stock split, a reclassification, a readjustment or other change to the capital structure of the Issuer Company, provided that such new shares shall be pledged for the benefit of the Pledgee and perfected in accordance with the terms of Clause Second hereinabove, as soon as reasonably practicable, but in any event, within ten (10) days following the date such shares are acquired or otherwise received by the Pledgor, and such pledge of the new shares shall be established to secure the Secured Obligations.

The Pledgor hereby agrees to execute all necessary documentation in order to create the pledge referred to in the above paragraph.

SIXTH.-   The Pledgor expressly agrees the Pledgee may request the sale of any of the Pledged Shares in terms of Article 341 of the LGTOC, if a Notice of Default has been delivered.

SEVENTH.-   The Pledgor expressly agrees that, in the event that any amount in cash becomes pledged as provided for hereunder, title to such amount in cash shall be transferred and conveyed to the Pledgee as provided in Article 336 of the LGTOC, and as permitted pursuant to Article 338 of the LGTOC, the Pledgee shall have the right to apply such amounts to the payment of the Secured Obligations, and the balance thereof, if any, shall be delivered to the Pledgor.

EIGHTH.-   The Pledge which is created hereby shall be indivisible and will be in full force and effect up to the date on which all Secured Obligations are paid in full.

NINTH.-   Any amounts derived from the foreclosure of the Pledge, or otherwise, which under the terms hereof are to be applied to the payment of the Secured Obligations, shall be applied in the following order of preference and priority:
    First.- To the payment of all reasonable fees and expenses incurred by or on behalf of the Pledgee, in connection with the enforcement of the obligations of the Pledgor hereunder and with such foreclosure or execution.
    Second.– To the payment of all amounts of: (a) principal of, (b) interest on, (c) fees related to, and (d) additional amounts, if any, on the Secured Obligations; and

    Third.- The remaining amounts, if any, shall be delivered to the Pledgor.

TENTH.-   All notices and communications provided for hereunder shall be in writing in the English language (or accompanied by a certified English translation thereof). Any notice, direction or other instrument required or permitted to be given under this Agreement by the Lender to the Company or the Company to the Lender shall be in writing and may be given by delivery by mail, by registered mail or by facsimile or other similar form of communication to the following addresses:

if to the Pledgor:

        National Gold Corporation
        Suite 600, 890 West Pender Street
        Vancouver, B.C.
        V6C 3A8

        Attention: Jim McDonald
        Fax: (604) 408-4905

with a copy to:

> Snell & Willmer LLP
> 1 South Church Avenue, Suite 1500
> Tucson, Arizona
> U.S.A. 85701
>
> Attention: Lowell Thomas
> Fax: (520) 884-1294

if to the Pledgee:

> H. Morgan & Company
> Colombia House
> 32 Reid Street
> 4th Floor
> Hamilton, Bermuda
>
> Attention: William F. Maycock
> Fax: (441) 296-1199

with a copy to:

> Beard Winter LLP
> 130 Adelaide Street West, Suite 701
> Toronto, Ontario
> M5H 2K4
>
> Attention: Richard I.R. Winter, Q.C.
> Fax: (416) 593-5239

Any notice, direction or instrument given shall:

> (i)   if delivered, be deemed to have been given or made at the time of delivery;
>
> (ii)   if sent by facsimile or other form of similar electronic communication, be deemed to have been delivered at the date and time as evidenced by the conformation received by the sending machine; and

(ii)   if sent by mail or overnight courier or other similar form of written communication, with return receipt requested, shall be deemed to have been validly served, given, delivered or received immediately when delivered against receipt, on the fifth Business Day after deposit with an overnight courier or, in the case of mail, on the tenth Business Day after deposit with a national postal service.

Any party may give written notice of change of address in the same manner, in which event notice shall thereafter be given at that changed address.

ELEVENTH.-   This Pledge of Shares Agreement shall be executed in both the English and Spanish languages, both of which shall bind the parties hereto and constitute but one agreement and instrument, as the case may be; provided, however, that in case of doubt as to the proper interpretation or construction of this Pledge of Shares Agreement, the English text shall be controlling in all cases, except in connection with any legal action or proceeding brought in respect of this Pledge of Shares Agreement in the competent courts of Mexico, or any political subdivision thereof, in which case the Spanish text shall be controlling. In the event that the English version of the Pledge of Shares Agreement is executed prior to the execution of the Spanish version of the Pledge of Shares Agreement, the fact that the English version of the Pledge of Shares Agreement was executed prior to the Spanish version shall in no way impeach or compromise the enforceability of this Pledge of Shares Agreement.

TWELFTH.- THE PLEDGOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE PROVINCE OF BRITISH COLUMBIA OVER ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS PLEDGE OF SHARES AGREEMENT AND PLEDGOR HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH COURTS OF THE PROVINCE OF BRITISH COLUMBIA. THE PLEDGOR IRREVOCABLY CONSENTS TO THE SERVICE OF ANY AND ALL PROCESS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES OF SUCH PROCESS TO THE PLEDGOR AT ITS ADDRESS SPECIFIED HEREIN. THE PLEDGOR AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. THE PLEDGOR FURTHER WAIVES ANY OBJECTION TO VENUE IN SUCH JURISDICTION AND ANY OBJECTION TO AN ACTION OR PROCEEDING IN SUCH PROVINCE OR STATE ON THE BASIS OF FORUM NON CONVENIENS. THE PLEDGOR FURTHER AGREES THAT ANY ACTION OR PROCEEDING BROUGHT AGAINST THE PLEDGEE SHALL BE BROUGHT ONLY IN THE COURTS OF THE PROVINCE OF BRITISH COLUMBIA. PLEDGOR WAIVES ANY RIGHT IT MAY HAVE TO JURY TRIAL.

Nothing in this paragraph shall affect the right of Pledgee to serve legal process in any other manner permitted by law or affect the rights of the Pledgee to bring any action or proceeding against Pledgor or its respective property in the courts of any other jurisdiction.

To the extent that the Pledgor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether from service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its respective property, the Pledgor hereby irrevocably waives such immunity in respect of its obligations under this Pledge of Shares Agreement.

THIRTEENTH.- The Pledgor hereby undertakes to, so long as any of the Secured Obligations hereunder remain unpaid or unperformed (i) execute, perform and undertake all acts, actions, filings and or requirements that may be necessary or that may be requested by the Pledgee in order to protect and maintain the continuing validity and enforceability of this Pledge, and of the rights and remedies of the Pledgee hereunder, and to assume and incur all reasonable costs and expenses and notary and recording fees required for such purposes; (ii) promptly furnish the Pledgee with any information or writings which the Pledgee may reasonably request concerning the Pledged Shares; (iii) allow the Pledgee to inspect the stock registry, the minute book and the capital variations book of the Pledgor relating to the Pledged Shares, and to make and take away copies of such records during normal business hours; and (iv) promptly, as the circumstances may reasonably allow it, notify the Pledgee of any material adverse change in any fact or circumstance represented by the Pledgor in this Pledge Agreement or in any other writing furnished by the Pledgor to the Pledgee in connection with the Pledged Shares.

FOURTEENTH.- The Pledgee undertakes to perform such duties and only such duties as are specifically set forth in this Pledge of Shares Agreement, and no implied covenants or obligations shall be read into this Pledge of Shares Agreement against the Pledgee.

FIFTEENTH.- This Pledge of Shares Agreement may not be amended, discharged or terminated (other than a termination in terms of Clause Eighth hereof), unless such amendment, discharge or termination is in writing and signed by the Pledgor and the Pledgee.

SIXTEENTH.- The Pledgor agrees to indemnify the Pledgee against, and to hold the Pledgee harmless from and against, any loss, claim, demand or expense (including reasonable attorney's fees) by reason, or in any matter related to the Pledge created hereby, or by reason of the failure of the Pledgor to comply with any state or provincial or federal statute, rule, regulation, order or decree, including expenses incurred in satisfying any applicable laws.

SEVENTEENTH.- This Pledge of Shares Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

EIGHTEENTH.- This Pledge of Shares Agreement shall expire as soon as all the obligations secured hereunder shall have been duly satisfied and fulfilled.

NINETEENTH.- This Pledge of Shares Agreement may be assigned by the Pledgee upon ten (10) days written notice to the Pledgor. The Pledge of Shares Agreement may not be assigned by the Pledgor without the prior written consent of the Pledgee.

TWENTIETH -   This Pledge of Shares Agreement and the rights and obligations of the parties hereto and thereto shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Pledge of Shares Agreement to be executed by their respective officers or agent thereunto duly authorized, as of the date first above written.

NATIONAL GOLD CORPORATION

Per: (signed)
        Authorized Signatory

H. MORGAN & COMPANY

Per: (signed)   *"William   F.   Maycock"*
        Authorized Signatory

<u>LIST OF EXHIBITS</u>

EXHIBITS

"A" INTENTIONALLY BLANK

"B" DESCRIPTION OF CERTIFICATES OF PLEDGED SHARES.

EXHIBIT "A"

INTENTIONALLY BLANK

EXHIBIT "B"

DESCRIPTION OF CERTIFICATES OF PLEDGED SHARE

Certificate #1, for 49,999 fully paid, shares of the minimum fixed capital stock of Minas de Oro National S.A. de C.V. issued to National Gold Corporation on December 28, 2000

EXHIBIT 8.1

LIST OF SUBSIDIARIES

FOR

ALAMOS GOLD INC.

1. *Durango Fern Mines, S.A. de C.V.* ("Durango"), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Company;
2. *Minas La Fortuna, S.A. de C.V.* ("La Fortuna"), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Company;
3. *Minera Bienvenidos, S.A. de C.V.* ("Bienvenidos"), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Company; and
4. *Minas de Oro Nacional, S.A. de C.V.* ("Minas de Oro Nacional"), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Company.

EXHIBIT 12.4

D E   V I S S E R   G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

<u>CONSENT OF INDEPENDENT AUDITORS</u>

We consent to the incorporation by reference in the initial registration statement of Alamos Gold Inc. (formerly Alamos Minerals Ltd.) on Form 20-F of our report dated May 14, 2003 in connection with our audits of the consolidated financial statements of that company as at December 31, 2002 and 2001 and for each of the years in the three year period ended December 31, 2002, which report is included in the Form 20-F.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, BC
June 27, 2003

EXHIBIT 12.5



BEHRE DOLBEAR & COMPANY, INC.
founded 1911 MINERALS INDUSTRY CONSULTANTS

Derek C. Rance
Behre Dolbear & Company Ltd.
67 Yonge Street, Ste 502
Toronto, ON M5E 1J8
Telephone: 416-369-9011
Fax: 416-369-0449
Email:drance@ica.net

TO: British Columbia Securities Commission   Alberta Securities Commission
        2nd Floor, 865 Hornby Street   20th Floor, 10025 Jasper Avenue
        Vancouver, British Columbia   Edmonton, Alberta
        V6Z 2H4   T5J 3Z5

        Ontario Securities Commission   TSX Venture Exchange
        Box 55   2700 – 605 West Georgia Street
        1800 – 20 Queen Street West   Vancouver, British Columbia
        M5H 3S8   V6B 4N9

        Securities and Exchange Commission
        Judiciary Plaza
        450 Fifth Street, NW
        Washington, DC
        USA   20549

I, Derek C. Rance, the author of the technical report titled Qualifying Report on the Salamandra Gold Property Sonora Mexico and dated June 25, 2002 (the "Technical Report"), do hereby consent to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Form 20-F of Alamos Minerals Ltd. ("Alamos") being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 20-F of Alamos contains any misrepresentations of the information contained in the Technical Report.

Dated this 25 day of June, 2003.

[signature: D. C. Rance]

Signature of Qualified Person   **P. Eng Ont.**
                                                                 Stamp affixed to
                                                                 the Document

_____Derek C. Rance P.Eng_____
Print name of Qualified Person

67 Yonge Street, Suite 502 Toronto, Ontario M5E 1J8 CANADA   416.369.9011   fax 416.369.0449   e-mail toronto@dolbear.com
DENVER   GUADALAJARA   LONDON   NEW YORK   SANTIAGO   SYDNEY   TORONTO   VANCOUVER

EXHIBIT 12.6



PINCOCK ALLEN & HOLT
Delivering smarter solutions
www.pincock.com

June 27, 2003

TO: British Columbia Securities Commission
2nd Floor, 865 Hornby Street
Vancouver, British Columbia
V6Z 2H4

Alberta Securities Commission
20th Floor, 10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

Ontario Securities Commission
Box 55
1800 - 20 Queen Street West
Toronto, Ontario V6B 4N9
M5H 3S8

TSX Venture Exchange
2700 – 605 West Georgia Street
Vancouver, British Columbia

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. USA 20549

I, Gerald D. Crawford, the author of the technical report titled Preliminary Assessment and Scoping Study for the Estrella Development Alternative for the Mulatos Deposit and dated September 10, 2002 (the "Technical Report"), do hereby consent to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Form 20-F of Alamos Minerals Ltd. ("Alamos") being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 20-F of Alamos contains any misrepresentations of the information contained in the Technical Report.
Dated this 27th day of June, 2003



____
Signature of Qualified Person

__Gerald D. Crawford____________________
Print Name of Qualified Person

Denver
Jersey City
Lima
Santiago
Seattle
A Division of Hart Crowser 274 Union Boulevard, Suite 200 Lakewood, Colorado 80228-1835 Fax 303.987.8907 Tel 303.986.6950

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alamos Gold Inc. (the "Company") on Form 20-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John McCluskey, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

June 27, 2003   /S/ John McCluskey
                                                      John McCluskey
                                                      Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Alamos Gold Inc. and will be retained by Alamos Gold Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alamos Gold Inc. (the "Company") on Form 20-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nerio Cervantes, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)   The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

June 27, 2003   /S/ Nerio Cervantes
                                 Nerio Cervantes
                                 Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Alamos Gold Inc. and will be retained by Alamos Gold Inc. and furnished to the Securities and Exchange Commission or its staff upon request.